                                                    Registration No. 333-
-------------------------------------------------------------------------------

                   -----------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933               [X]

        Pre-Effective Amendment No.                                   [ ]
                                   ----

        Post-Effective Amendment No.                                  [ ]
                                     ----

                                 AND/OR

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940       [ ]

        Amendment No.                                                 [ ]
                     ----

                        (Check appropriate box or boxes)

                        --------------------------------

           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                           (Exact Name of Registrant)

                        --------------------------------

           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                              (Name of Depositor)
             1290 Avenue of the Americas, New York, New York 10104
              (Address of Depositor's Principal Executive Offices)

       Depositor's Telephone Number, including Area Code: (212) 554-1234

                                   DODIE KENT
                          Vice President and Counsel

           The Equitable Life Assurance Society of the United States
             1290 Avenue of the Americas, New York, New York 10104
                  (Names and Addresses of Agents for Service)

                   -----------------------------------------
           Please send copies of all communications to: (201)392-5279

         PETER E. PANARITES                    JOHN R. TOWERS
          Foley & Lardner                 Executive Vice President
        Washington Harbour          State Street Bank and Trust Company
     3000 K. Street, Northwest             225 Franklin Street
       Washington, D.C. 20007                Boston, MA 02110

                   -----------------------------------------


                     CALCULATION OF REGISTRATION FEE UNDER
                           THE SECURITIES ACT OF 1933

----------------------------------------------------------------------------------------------------------------------------
Title of Securities Being    Amount Being       Proposed Maximum            Proposed Maximum         Amount of Registration
       Registered             Registered     Offering Price per Unit    Aggregate Offering Price*              Fee
----------------------------------------------------------------------------------------------------------------------------
    Units of Interest
   Under Group Annuity
       Contract             $60,000,000           $.0001267(1)                $60,000,000(1)                 $7,602
----------------------------------------------------------------------------------------------------------------------------

* Estimated solely for purpose of determining the registration fee.

(1) The Contract does not provide for a predetermined amount or number of units


Pursuant to Rule 429 promulgated under the Securities Act of 1933, as amended, the prospectus contained in this Registration Statement is also made part of Registration Statement File No. 333-104775 of the Registrant.

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this registration statement.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                                     American Dental Association
                                                     Members Retirement Program


                                           [ADA MEMBERS RETIREMENT PROGRAM LOGO]





--------------------------------------------------------------------------------


MAY 1, 2004                                        [SSGA FUNDS MANAGEMENT, INC.]









                                    --------------------------------------------
                                    EQUITY INDEX FUND
                                    --------------------------------------------
                                    LIFECYCLE FUND-CONSERVATIVE
                                    --------------------------------------------
                                    LIFECYCLE FUND-MODERATE
                                    --------------------------------------------

















--------------------------------------------------------------------------------
This booklet contains a prospectus relating to the American Dental Association Members Retirement Program contract which is issued by The Equitable Life Assurance Society of the United States.
--------------------------------------------------------------------------------

American Dental Association
Members Retirement Program

PROSPECTUS DATED MAY 1, 2004
--------------------------------------------------------------------------------

Please read this prospectus and keep it for future reference. It contains important information you should know before participating in the Program or allocating amounts under the contract.


ABOUT THE ADA PROGRAM



The Program provides members of the American Dental Association and their eligible employees several plans for the accumulation of retirement savings on a tax-deferred basis. Through trusts ("trusts") maintained under these plans, you can allocate contributions among the investment options offered under the Program. There are currently thirteen investment options under the Program including: 3-year and 5-year Guaranteed Rate Accounts, and, through the American Dental Association Members Retirement Program contract, ten investment options (the "investment funds" or "Funds") and the Money Market Guarantee Account (collectively, the "investment options"). THIS PROSPECTUS DESCRIBES THREE OF THE AVAILABLE INVESTMENT FUNDS: THE EQUITY INDEX FUND, THE LIFECYCLE FUND-CONSERVATIVE AND THE LIFECYCLE FUND-MODERATE. THIS PROSPECTUS ALSO DESCRIBES THE LIFECYCLE FUND GROUP TRUSTS IN WHICH THE TWO LIFECYCLE FUNDS INVEST.



WHAT IS THE AMERICAN DENTAL ASSOCIATION MEMBERS RETIREMENT PROGRAM CONTRACT?



The American Dental Association Members Retirement Program contract is a deferred group annuity contract issued by THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES. Contributions to the trusts maintained under the plans will be allocated among our investment funds and our Money Market Guarantee Account, in accordance with participant instructions.



--------------------------------------------------------------------------------
 INVESTMENT OPTIONS
--------------------------------------------------------------------------------
 PRINCIPAL PROTECTION:         INTERNATIONAL STOCKS:
 o Money Market Guarantee      o Foreign Fund
   Account
                               BALANCED/HYBRID:
 o Guaranteed Rate Accounts
                               o Lifecycle Fund-Conservative
 LARGE COMPANY STOCKS:         o Lifecycle Fund-Moderate
 o Large Cap Growth Fund
                               BOND FUND:
 o Equity Income Fund
                               o U.S. Bond Fund
 o Equity Index Fund
 o Growth Equity Fund(1)

 SMALL/MID COMPANY STOCKS:
 o Small Cap Growth Fund(2)
 o Small Cap Value Fund
--------------------------------------------------------------------------------



(1) There is no capitalization constraint on this fund. The capitalization size of the fund is driven by stock selection. Currently, the fund may be considered to be large capitalization.

(2)  Formerly named "Aggressive Equity Fund."


The Growth Equity Fund is managed by Equitable Life.


The Foreign Fund, Equity Index Fund, Equity Income Fund, Large Cap Growth Fund, Small Cap Growth Fund, Small Cap

Value Fund and U.S. Bond Fund, respectively, invest in shares of the following mutual funds: Templeton Foreign Fund - Class A, SSgA S&P 500 Index Fund, Putnam Equity Income Fund, Janus Adviser Capital Appreciation Fund - Class I, Fidelity Small Cap Stock Fund, Strong Advisor Small Cap Value Fund and Western Asset Core Portfolio - Institutional Class ("Underlying Mutual Funds"). You should also read the prospectuses for the Underlying Mutual Funds (which you have previously received or accompany this prospectus) and keep them for future reference. You may obtain a copy of any Underlying Mutual Fund prospectus by writing or calling us toll-free. See "How to reach us" on the back cover.

The Lifecycle Funds - Conservative and Moderate ("Lifecycle Funds") each invest in units of a corresponding group trust ("Lifecycle Fund Group Trusts") maintained by State Street Bank and Trust Company ("State Street"). The Lifecycle Fund Group Trusts in turn invest in units of collective investment funds of State Street. We refer to these as the "Underlying State Street Funds." The Underlying State Street Funds are the S&P 500 Flagship Fund, Russell 2000 Index Securities Lending Fund, Daily EAFE Fund, Government Credit Bond Fund, and Short Term Investment Fund, which we also describe in this prospectus. The Underlying State Street Funds may invest in other funds, including mutual funds, managed by State Street or its affiliates as part of their investment strategies or may invest cash on a temporary basis in other such funds.

OTHER AVAILABLE INVESTMENT FUNDS AND INVESTMENT OPTIONS, EXCEPT THE EQUITY INDEX FUND AND THE LIFECYCLE FUNDS, ARE DESCRIBED, IN DETAIL, IN A SEPARATE PROSPECTUS FOR THOSE INVESTMENT FUNDS OR OPTIONS.

We have filed registration statements relating to this offering with the Securities and Exchange Commission. A statement of additional information ("SAI"), dated May 1, 2004, which is part of the registration statements, is available free of charge upon request by writing to us or calling us toll-free. The SAI has been incorporated by reference into this prospectus. The table of contents for the SAI and a request form to obtain the SAI appear at the end of this prospectus. You may also obtain a copy of this prospectus and the SAI through the SEC Website at www.sec.gov.


THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE SECURITIES ARE NOT INSURED BY THE FDIC OR ANY OTHER AGENCY. THEY ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK AND ARE NOT BANK GUARANTEED. THEY ARE SUBJECT TO INVESTMENT RISKS AND POSSIBLE LOSS OF PRINCIPAL.


                                                          92998/ADA State Street

                                                     Contents of this prospectus







--------------------------------------------------------------------------------



                                  ADA PROGRAM

                                  ----------------------------------------------
                                  Index of key words and phrases               3
                                  The Program at a glance - key features       4
                                  Employer choice of retirement plans          4
                                  Plan features                                4
                                  The Contract at a glance - key features      5

                                  ----------------------------------------------
                                  1 FEE TABLE                                  6
                                  ----------------------------------------------
                                  Examples                                     9
                                  Selected financial data and condensed
                                     financial information                    10
                                  Financial statements of investment funds    10



                                  ----------------------------------------------
                                  2 PROGRAM INVESTMENT OPTIONS                11
                                  ----------------------------------------------
                                  Investment options                          11
                                  The Equity Index Fund                       11
                                  Lifecycle Funds - Conservative and Moderate 11 Risks and investment techniques: Lifecycle
                                     Fund Group Trusts and Underlying State
                                     Street Funds                             16
                                  Additional information about the Funds      20


                                  ----------------------------------------------
                                  3 HOW WE VALUE YOUR ACCOUNT BALANCE IN
                                  THE INVESTMENT FUNDS                        21
                                  ----------------------------------------------
                                  For amounts in the Funds                    21






--------------------------------------------------------------------------------
When we use the words "we," "us" and "our," we mean Equitable Life. Please see the index of key words and phrases used in this prospectus. The index will refer you to the page where particular terms are defined or explained.

When we address the reader of this prospectus with words such as "you" and "your," we generally mean the individual participant in one or more of the plans available in the Program unless otherwise explained. For example, "The Program" section of the prospectus is primarily directed at the employer. "You" and "your" also can refer to the plan participant when the contract owner has instructed us to take plan participant instructions as the contract owner's instructions under the contract, for example see "Transfers and access to your account."


--------------------------------------------------------------------------------
1   Contents of this prospectus
--------------------------------------------------------------------------------

2   Contents of this prospectus

--------------------------------------------------------------------------------


------------------------------------------------------------
4 TRANSFERS AND ACCESS TO YOUR ACCOUNT                   22
------------------------------------------------------------
Transfers among investment options                       22
Disruptive transfer activity                             22
Our Account Investment Management System (AIMS)
   and our Internet Website                              23
Participant loans                                        23
Choosing benefit payment options                         23
Spousal consent                                          24
Benefits payable after the death of a participant        24
------------------------------------------------------------


------------------------------------------------------------
5 THE PROGRAM                                            25
------------------------------------------------------------
Eligible employers                                       25
Summary of plan choices                                  25
Getting started                                          26
How to make Program contributions                        26
Allocating Program contributions                         26
Distributions from the investment options                27
Rules applicable to participant distributions            27


------------------------------------------------------------
6 CHARGES AND EXPENSES                                   28
------------------------------------------------------------
Charges based on amounts invested in the Program         28
Other expenses borne by the investment funds             28
Plan and transaction expenses                            29
Individual annuity charges                               29
Charges for state premium and other applicable taxes     29
General information on fees and charges                  29
Deductions and charges related to the Lifecycle Fund
   Group Trusts and Underlying State Street Funds        30
------------------------------------------------------------


------------------------------------------------------------
7 TAX INFORMATION                                        31
------------------------------------------------------------
Buying a contract to fund a retirement arrangement       31
Income taxation of distributions to qualified plan
   participants                                          31


------------------------------------------------------------
8 MORE INFORMATION                                       33
------------------------------------------------------------
About Program changes or termination                     33
IRS disqualification                                     33
About the separate accounts                              33
About State Street                                       33
About legal proceedings                                  34
About our independent auditors                           34
Reports we provide and available information             35
Acceptance                                               35

------------------------------------------------------------
APPENDIX I: SELECTED FINANCIAL DATA AND
CONDENSED FINANCIAL INFORMATION                          A-1
------------------------------------------------------------

------------------------------------------------------------
TABLE OF CONTENTS OF STATEMENT OF
ADDITIONAL INFORMATION                                   S-1
------------------------------------------------------------

------------------------------------------------------------
About Equitable Life                       Inside Back Cover
How to reach us                                   Back Cover
------------------------------------------------------------

ADA Program








INDEX OF KEY WORDS AND PHRASES

Below is an index of key words and phrases used in this prospectus. The index will refer you to the page where particular terms are defined or explained. This index should help you locate more information on the terms used in this prospectus.



                                             PAGE
                                             ----
ADA Trustees                                11, 25
AIMS                                          23
beneficiary                                   24
benefit payment options                       23
business day                                  23
contract                                      31
Contributions                                 26
disruptive transfer activity                  22
eligible rollover distributions               31
Equitable Life                        inside back cover
GRAs                                          5
individually designed plan                    25
Internet Website                              23
IRA                                           31
investment funds                         front cover
investment options                       front cover
Lifecycle Funds                        front cover, 11
Lifecycle Fund Group Trusts            front cover, 12
market timing                                 22
Master Plan                                   25
Master Trust                                  25
Pooled Trust                                  25
Portfolio                                      7
Program                                       25
separate accounts                             33
State Street                                  33
Underlying Mutual Funds                  front cover
Underlying State Street Funds          front cover, 13
unit value                                    21
unit                                          21
Volume Submitter Plan                         25
Volume Submitter Retirement Trust             25


--------------------------------------------------------------------------------
3   ADA Program
--------------------------------------------------------------------------------

4 ADA Program
--------------------------------------------------------------------------------

THE PROGRAM AT A GLANCE - KEY FEATURES


EMPLOYER CHOICE OF RETIREMENT PLANS

Our Master Plan is a defined contribution master plan that can be adopted as a profit-sharing plan (401(k), SIMPLE 401(k) and safe harbor 401(k) features are available) and a defined contribution pension plan, or both. The Program's investment options are the only investment choices under the Master Plan.


Our Volume Submitter Plan is a defined contribution plan that can be adopted as a profit-sharing plan (new comparability or age weighted) with or without 401(k) features. The Program's investment options are the only investment choices under the Volume Submitter Plan.


If you maintain your own individually-designed plan which invests through our Investment Only arrangement, you may use the investment options in the Program through our Pooled Trust.


PLAN FEATURES


MASTER PLAN:

 o  Program investment options used as the only investment choices.

 o Plan-level and participant-level recordkeeping, benefit payments, tax withholding and reporting provided.

 o  Use of our Master Trust.

 o  No minimum amount must be invested.

 o  5500 reporting.

 o  Automatic updates for law changes.


VOLUME SUBMITTER PLAN:

 o  Program investment options used as the only investment choices.

 o Plan-level and participant-level recordkeeping, benefit payments, tax withholding and reporting provided.

 o  Use of our Volume Submitter Retirement Trust.

 o  No minimum amount must be invested.

 o  5500 reporting.

 o  Automatic updates for law changes, requires employer adoption.


INVESTMENT ONLY:

 o  Our Pooled Trust is adopted for investment use only.

 o  Recordkeeping services provided for plan assets in Pooled Trust.


TAX ADVANTAGES:

 o  On earnings

       No tax on investment earnings until withdrawn.

 o  On transfers

       No tax on internal transfers.



ADDITIONAL FEATURES FOR AMOUNTS HELD IN THE TRUSTS:


 o  Toll-free number available for transfers and account information.

 o  Internet Website access to account information and transactions.


 o Participant loans (if elected by your employer; some restrictions apply; not applicable to Investment Only).


 o  Regular statements of account.

 o  Retirement Program Specialist and Account Executive support.

 o  Daily valuation of accounts.


PLAN CHARGES AND EXPENSES:

 o Plan and transaction charges that vary by type of plan adopted, or by specific transaction.

--------------------------------------------------------------------------------

THE CONTRACT AT A GLANCE - KEY FEATURES


PROFESSIONAL INVESTMENT MANAGEMENT:

The Program's investments are managed by professional investment advisers.


GUARANTEED OPTIONS:

The three guaranteed options include two Guaranteed Rate Accounts ("GRAs") and a Money Market Guarantee Account.


TAX NOTE:

Because you are purchasing an annuity contract to fund a qualified employer sponsored retirement arrangement, you should be aware that such annuities do not provide tax deferral benefits beyond those already provided by the Internal Revenue Code (the "Code"). Before purchasing one of these annuities, you should consider whether its features and benefits beyond tax deferral meet your needs and goals. You may also want to consider the relative features, benefits and costs of these annuities with any other investment that you may use in connection with your retirement plan or arrangement. (For more information, see "Tax information" later in this prospectus).


CONTRACT CHARGES AND EXPENSES:


 o Program expense charge assessed against combined value of Program assets in the Trusts.


 o Investment management and administration fees and other expenses charged on an investment fund-by-fund basis, as applicable.

 o  Record maintenance and report fee.

 o  Enrollment fee.

 o  Investment accounting fee (applicable to GRAs only).

 o  Annuity administrative fee.

 o Indirectly, charges of underlying investment vehicles for investment management, administrative fees, 12b-1 fees and other expenses.


BENEFIT PAYMENT OPTIONS:

 o  Lump sum.

 o  Installments on a time certain or dollar certain basis.

 o Variety of annuity (fixed or variable) benefit payout options as available under your employer's plan.


5 ADA Program

1 Fee table


--------------------------------------------------------------------------------
6 Fee table
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract. Each of the charges and expenses is more fully described in "Charges and expenses" later in this Prospectus. These tables relate to contracts with amounts invested in the Equity Index Fund and the Lifecycle Funds only. For a complete Fee table, please see the ADA prospectus which accompanies this Prospectus.

The first table describes fees and expenses that you will pay if you purchase a variable annuity payout option. WHEN YOU PURCHASE OR REDEEM UNITS OF ANY OF THE INVESTMENT FUNDS YOU WILL PAY NO SALES LOAD, NO DEFERRED SALES CHARGE, NO SURRENDER FEES AND NO TRANSFER OR EXCHANGE FEES. Charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state, may apply. Charges for certain features shown in this table are mutually exclusive.



--------------------------------------------------------------------------------
CHARGES WE DEDUCT FROM YOUR ACCOUNT VALUE IF YOU PURCHASE AN ANNUITY PAYOUT
OPTION
--------------------------------------------------------------------------------
Charge if you purchase a variable annuity payout option                     $350
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including the Underlying Lifecycle Fund Group Trust or Underlying State Street Fund fees and expenses.



--------------------------------------------------------------------------------
CHARGES WE DEDUCT FROM YOUR INVESTMENT FUNDS EXPRESSED AS AN ANNUAL PERCENTAGE OF DAILY NET ASSETS
--------------------------------------------------------------------------------
Maximum program expense charge(1)            0.645%
                                             -----
Administrative fee                            0.15%
                                             -----
Maximum program-related other expenses(2)     0.41%
                                             -----

 Charges we deduct from your account value at the end of each calendar quarter
--------------------------------------------------------------------------------
Record maintenance and report fee(3)        $3.00
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
CHARGES WE MAY DEDUCT FROM YOUR ACCOUNT VALUE
--------------------------------------------------------------------------------
Enrollment fee(4)                     $25 per participant
--------------------------------------------------------------------------------
Charges we deduct from amounts in the GRAs and the Money Market Guarantee
Account
--------------------------------------------------------------------------------
Investment accounting fee(5)                0.02%
Maximum program expense charge(1)           0.645%
--------------------------------------------------------------------------------



(1) This charge will fluctuate from year-to-year based on assets in all the Program Trusts and the number of plans in the Program. For the 12 month period beginning May 1, 2004, the total program expense charge is 0.645%. This charge is also deducted from amounts in the GRAs and the Money Market Guarantee Account. For a description of how the charge is calculated for amounts in the investment funds, GRAs and the Money Market Guarantee Account, see "Charges based on amounts in the Program" in "Charges and expenses" later in this Prospectus.
(2) These expenses vary by investment fund and will fluctuate from year to year based on actual expenses. See the tables that provide the expenses for each individual investment fund later in this section. The percentage set forth in the table represents the highest other expenses incurred by an investment fund during the fiscal year ended December 31, 2003.

(3) For Investment only retirement arrangements, the fee is $1.00 per quarter.
(4) This fee is charged to the employer. If the employer fails to pay this charge, we may deduct it from participant's account value or from subsequent contributions.

(5) We charge an annual investment accounting fee of 0.02% on all amounts of Program assets invested in the GRAs only. This fee is reflected in the interest credited to the GRAs.

--------------------------------------------------------------------------------


A proportionate share of all fees and expenses paid by an Underlying Mutual Fund and/or Lifecycle Fund Group Trust that corresponds to any investment fund to which monies are allocated also applies. The table below shows the lowest and highest total operating expenses (as of December 31, 2003) charged by any of the Underlying Mutual Funds and/or Lifecycle Fund Group Trusts (each, a "Portfolio") that you will pay periodically during the time that you own the contract.



--------------------------------------------------------------------------------
PORTFOLIO OPERATING EXPENSES EXPRESSED AS AN ANNUAL PERCENTAGE OF AVERAGE DAILY NET ASSETS
--------------------------------------------------------------------------------
Total Annual Portfolio Operating Expenses for        Lowest       Highest
  2003 (expenses that are deducted from Portfolio    ------       -------
  assets including management fees, 12b-1 fees,      0.15%        0.28%
  administration fees and/or other expenses
--------------------------------------------------------------------------------



The following tables show the operating expenses of each Portfolio and separate account expenses that are also applicable to certain investment funds. These fees and expenses are reflected in the investment fund net asset value each day. Therefore, they reduce the investment return of a Portfolio and its related investment fund. Actual fees and expenses are likely to fluctuate from year to year.

UNDERLYING LIFECYCLE FUND GROUP TRUST AND/OR STATE STREET EXPENSES AND SEPARATE ACCOUNT EXPENSES EXPRESSED AS AN ANNUAL PERCENTAGE OF AVERAGE DAILY NET ASSETS FOR LIFECYCLE FUNDS

No transaction charges are incurred by the Lifecycle Funds when units of a corresponding Lifecycle Fund Group Trust are purchased or redeemed, but annual operating expenses are incurred by each Lifecycle Fund Group Trust. A deduction is made from the assets of each Lifecycle Fund Group Trust to compensate State Street for managing the assets of the Lifecycle Fund Group Trusts. State Street or its affiliate, SSgA Funds Management, Inc. ("SSgAFM"), may receive fees for managing the assets of other collective investment funds or mutual funds in which the Underlying State Street Funds may invest. State Street has agreed to reduce its management fee charged each of the Lifecycle Fund Group Trusts to offset any management fees State Street or SSgAFM receives that are attributable to the Lifecycle Fund Group Trusts' investment in such other collective investment funds and mutual funds. State Street also receives an administration fee deducted from the assets of each Lifecycle Fund Group Trust, to compensate it for providing various recordkeeping and accounting services to the Lifecycle Fund Group Trust. In addition, other expenses are deducted from the assets of the Underlying State Street Funds for custodial services provided to those Funds.

The fees and charges which are deducted from the assets of the Lifecycle Funds, the Lifecycle Fund Group Trusts and the Underlying State Street Funds are shown in the table below.

------------------------------------------------------------------------------------------------------------------------------------
                                            PROGRAM                           INVESTMENT
                                            EXPENSE        ADMINISTRATION     MANAGEMENT          OTHER
                                            CHARGE              FEE              FEE            EXPENSES           TOTAL
------------------------------------------------------------------------------------------------------------------------------------
Lifecycle Fund - Conservative                0.645%             0.15%             None          0.41%(1)           1.21%
Lifecycle Fund
  Group Trust - Conservative                 None               0.07%(2)          0.17%         0.04%(1&3)         0.28%
Underlying State Street Funds:
S&P 500 Flagship Fund                        None               None              None             -%(4)(5)           -%(4)(5)
Russell 2000 Index Securities Lending
  Fund                                       None               None              None          0.04%(5)              -%(4)(5)
Daily EAFE Fund                              None               None              None          0.05%(5)           0.01%(5)
------------------------------------------------------------------------------------------------------------------------------------


7 Fee table

8 Fee table
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------
                                PROGRAM                      INVESTMENT
                                EXPENSE    ADMINISTRATION    MANAGEMENT         OTHER
                                CHARGE          FEE             FEE            EXPENSES           TOTAL
--------------------------------------------------------------------------------------------------------
Government Credit Bond Fund      None          None             None            0.02%(5)        0.01%(5)
Short Term Investment Fund       None          None             None            0.03%(5)        0.01%(5)
--------------------------------------------------------------------------------------------------------
TOTAL                            0.645%        0.22%            0.17%           0.48%(5)        1.52%(5)
--------------------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------------------------------------------
                                         PROGRAM                       INVESTMENT
                                         EXPENSE     ADMINISTRATION    MANAGEMENT          OTHER
                                         CHARGE          FEE             FEE            EXPENSES              TOTAL
-------------------------------------------------------------------------------------------------------------------------
Lifecycle Fund - Moderate                 0.645%         0.15%           None             0.22%(1)           1.02%
Lifecycle Fund
  Group Trust - Moderate                   None          0.01%(2)        0.17%            0.01%(1&3)         0.19%
Underlying State Street Funds:
S&P 500 Flagship Fund                      None          None             None               -%(4)(5)           -%(4)(5)
Russell 2000 Index Securities Lending
  Fund                                     None          None             None            0.04%(5)              -%(4)(5)
Daily EAFE Fund                            None          None             None            0.05%(5)           0.01%(5)
Government Credit Bond Fund                None          None             None            0.02%(5)           0.01%(5)
Short Term Investment Fund                 None          None             None            0.03%(5)              -%(4)(5)
-------------------------------------------------------------------------------------------------------------------------
TOTAL                                      0.645%         0.16%           0.17%           0.25%(5)           1.23%(5)
-------------------------------------------------------------------------------------------------------------------------


(1) These include a charge at the annual rate of .03% of the value of the respective program assets in the Lifecycle Funds - Conservative and Moderate to compensate Equitable Life for additional legal, accounting and other potential expenses resulting from the inclusion of the Lifecycle Fund Group Trusts and Underlying State Street Funds maintained by State Street among the investment options described in this prospectus and the SAI. On December 8, 1995, the Program's balance in the Balanced Fund (approximately $70 million) was transferred to the Lifecycle Fund - Moderate. The much larger balance in that Fund results in a much lower ratio of other expenses to total assets compared to the corresponding ratio for the Lifecycle Fund
     - Conservative.


(2) Based on the Lifecycle Fund Group Trusts - Conservative and Moderate current fixed fee of $12,000 per year, per Group Trust, and average net assets for 2003.

(3) Based on the Lifecycle Fund Group Trusts - Conservative and Moderate average net assets for 2003.


(4)  Less than 0.01%.


(5) Other expenses of the Underlying State Street Funds are based on expenses incurred by each Fund during 2003. Fees have been rounded to 2 decimal points. The totals are based upon a weighted average of the other expenses for each Underlying State Street Fund. In calculating the weighted average, expenses for each Underlying State Street Fund were multiplied by their respective target percentages within their respective Group Trust. See "Lifecycle Funds - Conservative" and "Lifecycle Funds - Moderate" later in this prospectus for a description of the targeted percentage weightings of the Lifecycle Fund Group Trusts - Conservative and Moderate.


UNDERLYING MUTUAL FUND AND SEPARATE ACCOUNT EXPENSES EXPRESSED AS A PERCENTAGE OF AVERAGE DAILY NET ASSETS FOR EQUITY INDEX FUND


The Equity Index Fund invests in shares of the SSgA S&P 500 Index Fund. No transaction charges are incurred by the Equity Index Fund when it purchases or redeems shares of the SSgA S&P 500 Index Fund, but the Underlying Mutual Fund incurs its own operating expenses. No deduction is made from the assets of the SSgA S&P 500 Index Fund to compensate State Street for managing the assets of that Fund, because that Fund is a "feeder" fund, all of whose assets are invested in a "master" fund, the State Street Equity 500 Index Portfolio (the "S&P Master Fund"), from which an affiliate of State Street deducts management fees.

--------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------
                        PROGRAM                             INVESTMENT
                        EXPENSE       ADMINISTRATION        MANAGEMENT        OTHER
                         CHARGE            FEE                 FEE           EXPENSES       12B-1 FEE        TOTAL
-------------------------------------------------------------------------------------------------------------------
Equity Index Fund         0.645%           0.15%               None            0.19%           None         0.99%
SSgA S&P 500 Index
Fund(1)                    None            None             0.045(2)%         0.045            0.06         0.15(2)
-------------------------------------------------------------------------------------------------------------------
TOTAL                     0.645%           0.15%            0.045(2)%         0.235%           0.06%        1.14%(2)
-------------------------------------------------------------------------------------------------------------------



(1)  Source: SSgA S&P 500 Index Fund Prospectus dated February 17, 2004.

(2) The Investment Management Fee represents the fees paid by the S&P Master Fund for advisory, custody, transfer agency and administration services. SSgAFM, as the investment adviser, has contractually agreed to reimburse the SSgA S&P 500 Index Fund for all expenses in excess of .18% of average daily assets on an annual basis until December 31, 2004. The total annual expenses shown reflect the expenses of both the SSgA S&P 500 Index Fund and the S&P Master Fund.


EXAMPLES

These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and underlying fund fees and expenses.

The examples below show the expenses that a hypothetical contract owner would pay in the situations illustrated and assumes the maximum charges applicable under the contract, including the record maintenance and report fee and the enrollment fee. For purposes of these examples, the program expense charge has been rounded to .66%. Since there are no surrender charges in connection with amounts invested in the Funds, the expenses are the same whether or not the participant withdraws amounts held in any of the Funds.


The guarantee rate accounts and money market guarantee account are not covered by the fee table and examples. However, the ongoing expenses do apply to the guarantee rate accounts and money market guarantee account. These examples should not be considered a representation of past or future expenses for each option. Actual expenses may be greater or less than those shown. Similarly, the annual rate of return assumed in the examples is not an estimate or guarantee of future investment performance.

These examples assume that you invest $10,000 in the indicated options under the contract for the time periods shown. The examples also assume that your investment has a 5% return each year and assumes the fees and expenses of the Underlying Mutual Fund or each of the available Lifecycle Fund Group Trusts and/or Underlying State Street Funds in addition to the expenses described above. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:



------------------------------------------------------------------------------------------------------------------------------------
                            If you do not surrender your contract at the end                 If you annuitize at the end
                                     of the applicable time period:                       of the applicable time period:(1)
                          ----------------------------------------------------------------------------------------------------------
                              1 year      3 years      5 years       10 years      1 year      3 years       5 years        10 years
------------------------------------------------------------------------------------------------------------------------------------
Equity Index               $  153.13    $  422.33    $  709.97    $  1,519.41   $  503.13    $  772.33    $  1,059.97    $  1,869.41
Lifecycle - Conservative      191.57       540.06       910.30       1,941.23      541.57       890.06       1,260.30       2,291.23
Lifecycle - Moderate          162.24       450.33       757.77       1,620.89      512.24       800.33       1,107.77       1,970.89
------------------------------------------------------------------------------------------------------------------------------------



(1) Assuming an annuity payout option could be issued. Generally, the minimum amount that can be used to purchase any type of annuity is $5,000 (see "Individual annuity charges" in "Charges and expenses" later in this Prospectus).


9 Fee table

10 Fee table
--------------------------------------------------------------------------------

SELECTED FINANCIAL DATA AND CONDENSED FINANCIAL INFORMATION

Please see APPENDIX I at the end of this prospectus for selected financial data and condensed financial information concerning the Equity Index Fund and Lifecycle Funds. For complete condensed financial information, please see the ADA Prospectus that accompanies this Prospectus.


FINANCIAL STATEMENTS OF INVESTMENT FUNDS

The Equity Index Fund and the Lifecycle Funds are each separate accounts of ours as described in "About the separate accounts" under "More information" later in this prospectus. The financial statements for the Equity Index Fund (Separate Account No. 195), Lifecyle Fund - Conservative (Separate Account No.
197) and Lifecycle Fund - Moderate (Separate Account No. 198) may be found in the SAI for this prospectus.

2 Program Investment Options


--------------------------------------------------------------------------------

INVESTMENT OPTIONS


You may choose from thirteen investment options under the Program, ten of which are covered in a separate prospectus. Three of these are discussed below: the Equity Index Fund and the two Lifecycle Funds - Conservative and Moderate. Each of these three Funds has a different investment objective. We cannot assure you that any of these Funds will meet their investment objectives. Also discussed are the Lifecycle Fund Group Trusts in which the Lifecycle Funds invest and the Underlying State Street Funds in which the Lifecycle Fund Group Trusts invest.

You should consider the investment objectives, risks, and charges and expenses of the Portfolios and Underlying State Street Funds carefully before investing. This Prospectus contains this and other important information about the Lifecycle Fund Group Trusts and the Underlying State Street Funds and, accordingly, should be read carefully before investing. In addition, the prospectus and SAI of the SSgA S&P 500 Index Fund contain important information about the Fund, including the investment objectives, risks, and charges and expenses of the Fund and, accordingly, should be read carefully before investing.

THE EQUITY INDEX FUND


The Equity Index Fund invests in shares of the SSgA S&P 500 Index Fund, one of the Underlying Mutual Funds. The investment results you will experience will depend on the investment performance of SSgA S&P 500 Index Fund. The table below shows the investment objective and adviser for the SSgA S&P 500 Index Fund.


Underlying mutual fund



 Investment Fund             Name        Objective         Adviser
--------------------   -----------   ---------------   ------------
 Equity Index Fund     SSgA S&P      Replicate the     SSgA Funds
                       500 Index     total return      Management,
                       Fund          of the S&P        Inc.
                                     500 Index



The Underlying Mutual Fund used by the Equity Index Fund is selected by the ADA Trustees (see "The Program" later in this Prospectus). We have no investment management responsibilities for the Equity Index Fund. As to that Fund, we act in accordance with the investment policies established by the ADA Trustees.


Please refer to the prospectus and SAI of the SSgA S&P 500 Index Fund for a more detailed discussion of investment objectives and strategies, the adviser, risk factors and other information concerning that Fund.


LIFECYCLE FUNDS - CONSERVATIVE AND MODERATE

Each Lifecycle Fund invests in a Lifecycle Fund Group Trust. Each Lifecycle Fund Group Trust has identical investment objectives and policies to the Lifecycle Fund to which it relates. We have no investment management responsibilities for the Lifecycle Funds. As to those Funds, we act in accordance with the investment policies established by the ADA Trustees.

OBJECTIVES


The Lifecycle Fund - Conservative seeks to provide current income and a low to moderate growth of capital by investing exclusively in units of the Lifecycle Group Trust - Conservative.

The Lifecycle Fund - Moderate seeks to provide growth of capital and a reasonable level of current income by investing exclusively in units of the Lifecycle Group Trust - Moderate.


--------------------------------------------------------------------------------
11 Program Investment Options
--------------------------------------------------------------------------------

12 Program Investment Options
--------------------------------------------------------------------------------

In turn each of the Lifecycle Fund Group Trusts invests in a mix of Underlying State Street Funds. The following table diagrams this investment structure:


                               [GRAPHIC OMITTED]

                --------------------------------------------------
                LIFECYCLE FUND                      LIFECYCLE FUND
                CONSERVATIVE                              MODERATE
                (SA 197)                                  (SA 198)
                --------------------------------------------------

                --------------------------------------------------
                LIFECYCLE FUND                      LIFECYCLE FUND
                GROUP TRUST                            GROUP TRUST
                CONSERVATIVE                              MODERATE
                --------------------------------------------------

                          UNDERLYING STATE STREET FUNDS

                          -----------------------------
                          S&P 500 FLAGSHIP FUND
                          -----------------------------

                          -----------------------------
                          RUSSELL 2000 INDEX SECURITIES
                          LENDING FUND
                          -----------------------------

                          -----------------------------
                          DAILY EAFE FUND
                          -----------------------------

                          -----------------------------
                          GOVERNMENT CREDIT BOND FUND
                          -----------------------------

                          -----------------------------
                          SHORT TERM
                          INVESTMENT FUND
                          -----------------------------

THE LIFECYCLE FUND GROUP TRUSTS


The Lifecycle Fund Group Trusts are maintained by State Street. Each of the Lifecycle Fund Group Trusts is organized as a collective investment trust under Massachusetts law. Because of exclusionary provisions, the Lifecycle Fund Group Trusts are not subject to regulation under the Investment Company Act of 1940, as amended (the "1940 Act"). Each Trust is operated by a single corporate trustee (State Street), which is responsible for all aspects of the Trust, including portfolio management, administration and custody. The Lifecycle Fund Group Trusts were selected by the ADA Trustees.


State Street serves as the trustee and investment manager to the Lifecycle Fund Group Trusts. State Street is a trust company established under the laws of the Commonwealth of Massachusetts. It is a wholly-owned subsidiary of State Street Corporation, a publicly held bank holding company registered under the Federal Bank Holding Company Act of 1956, as amended. State Street's home office is located at 225 Franklin Street, Boston, Massachusetts 02110.


State Street Global Advisors (SSgA) is the investment management arm of State Street. SSgA is a leading manager of retirement assets with $1,106 billion in assets under management as of December 31, 2003. SSgAFM has $92 billion in assets under management as of December 31, 2003. SSgA's investment expertise spans multiple strategies, disciplines and markets around the world. SSgA's customers include corporate, union, public pension plans, endowments, foundations, other financial institutions and individuals worldwide. As of May 26, 2003, SSgA was ranked the largest manager of U.S. Institutional Tax-Exempt Assets.


INVESTMENT OBJECTIVES AND POLICIES


Each Lifecycle Fund Group Trust has the same investment objective as the Lifecycle Fund to which it relates. These investment objectives are described above. Each of the Lifecycle Trusts attempts to achieve its investment objective by investing 100% of its assets in a mix of underlying collective investment trusts (the Underlying State Street Funds) maintained by State Street and offered exclusively to tax exempt retirement plans. Unlike the Lifecycle Fund Group Trusts, however, which are available only under the ADA Program, the Underlying State Street Funds may receive contributions from other tax exempt retirement plans.


INVESTMENT POLICIES OF THE LIFECYCLE FUND GROUP TRUST - CONSERVATIVE

The table below shows the mix of Underlying State Street Funds targeted by the Lifecycle Fund Group Trust - Conservative.


----------------------------------------------------
 S&P 500 Flagship Fund                          15%
 Russell 2000 Index Securities Lending Fund      5%
 Daily EAFE Fund                                10%
 Government Credit Bond Fund                    50%
 Short Term Investment Fund                     20%
----------------------------------------------------

--------------------------------------------------------------------------------


INVESTMENT POLICIES OF THE LIFECYCLE FUND GROUP TRUST - MODERATE


The table below shows the mix of Underlying State Street Funds targeted by the Lifecycle Fund Group Trust - Moderate.


----------------------------------------------------
 S&P 500 Flagship Fund                          35%
 Russell 2000 Index Securities Lending Fund     10%
 Daily EAFE Fund                                15%
 Government Credit Bond Fund                    30%
 Short Term Investment Fund                     10%
----------------------------------------------------



The target percentages shown above for each Lifecycle Fund Group Trust are reviewed annually by the ADA Trustees and may be revised as recommended, subject to State Street's approval. State Street, as investment manager of each Lifecycle Fund Group Trust, from time to time makes adjustments in the mix of Underlying State Street Funds as needed to maintain, to the extent practicable, the target percentages in each of the Underlying State Street Funds.


The Underlying State Street Funds

The Underlying State Street Funds are bank collective investment trusts. They are organized as common law trusts under Massachusetts law, and because of exclusionary provisions, are not subject to regulation under the 1940 Act. State Street serves as trustee and investment manager to each of the Underlying State Street Funds.


The summaries that follow may contain statements to the effect that an Underlying State Street Fund makes "investments" in a particular type of security or other asset. Those "investments" include both direct and indirect investments by a Fund, such as indirect investments in securities through other collective investment funds or mutual funds held by the Fund.


S&P 500 Flagship Fund


OBJECTIVE

The investment objective of the S&P 500 Flagship Fund ("Flagship Fund") is to replicate, as closely as possible, the return of the Standard & Poor's 500 Index (the "S&P 500 Index").


The S&P 500 Index is comprised of stocks of 500 leading companies whose stocks are chosen for market size, liquidity and industry group representation by Standard & Poor's Corporation. The stocks are also representative of the broad U.S. equity market and the U.S. economy. The S&P 500 is a market-value weighted index (stock price times number of shares outstanding), with each stock's weight in the index proportionate to its market value. The "500" is one of the most widely used benchmarks of U.S. equity performance.


The Flagship Fund is not sponsored, endorsed, sold or promoted by Standard & Poor's Corporation, and Standard & Poor's Corporation makes no representation regarding the advisability of investing in this Fund.


INVESTMENT POLICIES


The Flagship Fund intends to achieve its objective by investing in all 500 stocks in the S&P 500 Index. In order to provide 100% equity exposure, the Flagship Fund may hold up to 25% of its value in S&P 500 Index futures contracts in lieu of cash equivalents. The Flagship Fund will use U.S. Treasury Bills and other short-term cash equivalents it holds as collateral for the futures contracts. The Flagship Fund may also invest in other collective investment funds with investment objectives similar to that of the Flagship Fund.


For additional discussion related to the investment policies of the Flagship Fund, see discussion under "Risks and Investment Techniques" below, and the Statement of Additional Information.

--------------------------------------------------------------------------------
13 Program Investment Options
--------------------------------------------------------------------------------

14 Program Investment Options
--------------------------------------------------------------------------------

RUSSELL 2000 INDEX SECURITIES LENDING FUND

OBJECTIVE

The investment objective of the Russell 2000 Index Securities Lending Fund is to match, as closely as possible, the return of the Russell 2000 Index maintained by Frank Russell Company ("Frank Russell").


INVESTMENT POLICIES


The Russell 2000 Index Securities Lending Fund seeks to fully replicate the Russell 2000 Index. The Russell 2000 Index Securities Lending Fund will invest its assets directly in shares of companies included in the Russell 2000 Index and may invest in Russell 2000 Index Futures. The Russell 2000 Index Securities Lending Fund may also invest in other collective investment funds with investment objectives similar to that of the Russell 2000 Index Securities Lending Fund.


The Russell 2000 Index is a broadly diversified small capitalization index consisting of approximately 2,000 common stocks. The Russell 2000 Index is a subset of the larger Russell 3000 Index. The Russell 3000 Index consists of the largest 3,000 publicly traded stocks of U.S. domiciled corporations and includes large, medium and small capitalization stocks. As such, the Russell 3000 Index represents approximately 98 percent of the total market capitalization of all U.S. stocks that trade on the New York and American Stock Exchanges and in the NASDAQ over-the-counter market. The Russell 2000 Index consists of the approximately 2,000 smallest stocks within the Russell 3000 Index and is, therefore, a broadly diversified index of small capitalization stocks.


The composition of the Russell 2000 Index is updated continuously to reflect corporate actions affecting companies in the Index. Once a year, at the end of June, the Index is fully reconstituted, and companies that no longer qualify for the Index because of fluctuations of market capitalization are replaced. The rate of change in the securities included in the Russell 2000 Index is significant, often higher than 20 percent a year of the total market capitalization of the Index.

The Russell 2000 Index Securities Lending Fund may from time to time lend its portfolio securities to brokers, dealers, and financial institutions in exchange for cash and cash equivalents.


The Russell 2000 Index Securities Lending Fund is neither sponsored by nor affiliated with Frank Russell. Frank Russell's only relationship to the Russell 2000 Fund is the licensing of the use of the Russell 2000 Stock Index. Frank Russell is the owner of the trademarks and copyrights relating to the Russell indices.


For additional discussion related to the investment policies of the Russell 2000 Index Securities Lending Fund, see discussion under "Risks and investment techniques" below, and the Statement of Additional Information.



Daily EAFE Fund

OBJECTIVE


The investment objective of the Daily EAFE Fund is to match, as closely as possible, the performance of the Morgan Stanley Capital International Europe, Australasia and Far East (MSCI EAFE) Index ("EAFE Index").



INVESTMENT POLICIES


The Daily EAFE Fund seeks to achieve its objective by investing in other funds, which invest in equity securities in each of the foreign markets comprising the EAFE Index and have investment objectives similar to that of the Daily EAFE Fund. The Daily EAFE Fund may also invest directly in equity securities comprising the EAFE Index.

The EAFE Index is a broadly diversified index representing over 1,000 stocks across 21 developed markets outside of North America. The EAFE Index currently targets about 85% of the available market capitalization in each country for inclusion in the Index and is designed to offer investors access to some of the world's largest and most liquid equity securities outside the U.S. and Canada.


The Daily EAFE Fund also may acquire interest-bearing cash equivalents, notes and other short-term instruments, including foreign currency time deposits or call accounts.

--------------------------------------------------------------------------------


As of December 31, 2003, companies located in Japan (21.3%) and the United Kingdom (25.7%) dominated the market capitalization of the EAFE Index, with companies located in France, Germany, Switzerland and the Netherlands also being well represented on the Index. The Index covers a wide spectrum of industries. Morgan Stanley Capital International Inc., the creator of the EAFE Index, is neither a sponsor of nor affiliated with the Daily EAFE Fund.

The Daily EAFE Fund seeks to fully replicate the MSCI EAFE Index, but from time to time may not be able to hold, directly or indirectly, all of the more than 1,000 stocks that comprise the EAFE Index because of the costs involved. From time to time, the Daily EAFE Fund may hold, directly or indirectly, a representative sample of the issues that comprise the EAFE Index. The Daily EAFE Fund selects stocks or underlying funds for inclusion based on country, market capitalization, industry weightings, and fundamental characteristics such as return variability, earnings valuation, and yield. In order to parallel the performance of the EAFE Index, the Daily EAFE Fund will invest in each country in approximately the same percentage as that country's weight in the EAFE Index.

The Daily EAFE Fund may also invest in futures.

For additional discussion related to the investment policies of the Daily EAFE Fund, see discussion under "Risks and investment techniques" below, and the Statement of Additional Information.


Government Credit Bond Fund



OBJECTIVE


The investment objective of the Government Credit Bond Fund ("GC Bond Fund") is to match or exceed the return of the Lehman Brothers Government Credit Bond Index.



INVESTMENT POLICIES


The GC Bond Fund intends to achieve its objective by investing primarily in units of the Government Fund and Credit Fund, bank commingled funds managed by State Street (the "underlying bond funds"). The GC Bond Fund may also invest directly in securities that are consistent with its achieving its investment objective.

The GC Bond Fund may make investments, directly or indirectly through its investments in the underlying bond funds, in (1) U.S. Government securities, including U.S. Treasury securities and other obligations issued or guaranteed as to interest and principal by the U.S. Government and its agencies and instrumentalities, (2) corporate securities, (3) asset-backed securities, (4) mortgage-backed securities including, but not limited to, collateralized mortgage obligations and real estate mortgage investment conduits, (5) repurchase and reverse repurchase agreements, (6) financial futures and option contracts, (7) interest rate exchange agreements and other swap agreements, (8) supranational and sovereign debt obligations including those of sub-divisions and agencies, and (9) other securities and instruments deemed by State Street, as trustee of the GC Bond Fund, to have characteristics consistent with the investment objective of this Fund. The GC Bond Fund will hold, directly or indirectly, securities that have a minimum credit rating when purchased of Baa3 by Moody's or BBB- by Standard & Poor's. All securities held by the GC Bond Fund will be US-dollar denominated.

For additional discussion related to the investment policies of the GC Bond Fund, see discussion under "Risks and investment techniques" below, and the Statement of Additional Information.



Short Term Investment Fund

OBJECTIVE

The investment objective of the Short Term Investment Fund ("STIF Fund") is, through active management, to provide safety of principal, daily liquidity, and a competitive yield by investing in high quality money market instruments.


INVESTMENT POLICIES


The STIF Fund intends to achieve its objective by investing in money market securities with short-term ratings of at least A-1 by Standard and Poor's and P-1 by Moody's at the time


--------------------------------------------------------------------------------
15 Program Investment Options
--------------------------------------------------------------------------------

16 Program Investment Options
--------------------------------------------------------------------------------


of issuance. If the issuer has long-term debt outstanding, such debt should be rated at least A by Standard & Poor's and A by Moody's. The STIF Fund may purchase Yankee and Euro certificates of deposit, Euro time deposits, U.S. Treasury bills, notes and bonds, federal agency securities, corporate bonds (including commercial paper of U.S. and foreign companies), repurchase agreements and banker's acceptances. All securities and other instruments held by the STIF Fund will be U.S.-dollar denominated. Most of the STIF Fund's investments will have a range of maturity from overnight to 90 days. The average effective duration of STIF Fund will not exceed 90 days. The maximum expected average time to receipt of principal of any single security will not exceed 397 days.


For additional discussion regarding the investment policies of the STIF Fund, see discussion under "Risks and investment techniques" below, and the Statement of Additional Information.

RISKS AND INVESTMENT TECHNIQUES: LIFECYCLE FUND GROUP TRUSTS AND UNDERLYING STATE STREET FUNDS


You should be aware that any investment in securities carries with it a risk of loss. The different investment objectives and policies of the Equity Index Fund and each of the Lifecycle Funds affect the return on these Funds. Additionally, there are market and financial risks inherent in any securities investment. By market risks, we mean factors which do not necessarily relate to a particular issuer but which affect the way markets, and securities within those markets, perform. We sometimes describe market risk in terms of volatility, that is, the range and frequency of market value changes. Market risks include such things as changes in interest rates, general economic conditions and investor perceptions regarding the value of debt and equity securities. By financial risks we mean factors associated with a particular issuer which may affect the price of its securities, such as its competitive posture, its earnings and its ability to meet its debt obligations. The risk factors and investment techniques associated with the Underlying State Street Funds in which the Lifecycle Fund Group Trusts invest are discussed below. The risk factors discussed below include indirect risks to which the Underlying State Street Funds may be exposed as a result of their investments in other funds. All references below to investments made or investment techniques used by the Underlying State Street Funds include both those made or used directly and indirectly by the Funds through the other funds in which they may invest. The risks and investment techniques associated with investments by the Equity Index Fund in the SSgA S&P 500 Index Fund are discussed in the prospectus and SAI of the SSgA S&P 500 Index Fund.



IN GENERAL


You should note that the S&P 500 Flagship Fund, the Russell 2000 Index Securities Lending Fund and the Daily EAFE Fund are all index funds. An index fund is one that is not managed according to traditional methods of "active" investment management, which involve the buying and selling of securities based upon economic, financial and market analysis and investment judgment. Instead, such funds utilize a "passive" investment approach, attempting to replicate the holdings and, therefore, the investment performance of their benchmark indices. Still, such Funds, to the extent they invest in the various types of securities discussed below, are subject to the risks associated with each of these investments.

Also, you should note that each of the Underlying State Street Funds, for the purpose of investing uncommitted cash balances or to maintain liquidity to meet redemptions of Fund units, may invest temporarily and without limitation in certain short-term fixed income securities and other collective investment funds or registered mutual funds maintained or advised by State Street or its affiliates. The short-term fixed income securities in which an Underlying State Street Fund may invest include obligations issued or guaranteed as to principal and interest by the U.S. Government, its agencies and instrumentalities and repurchase agreements collateralized by these obligations, commercial paper, bank certificates of deposit, banker's acceptances, and time deposits.

--------------------------------------------------------------------------------


In addition, the Underlying State Street Funds may invest in other collective investment or mutual funds maintained or advised by State Street or its affiliates in seeking to achieve their investment objectives. To the extent an Underlying State Street Fund invests in other funds, it will be exposed to the risk that the underlying funds will not perform as expected or will underperform other similar funds, and will be exposed indirectly to all of the risks of an investment in the underlying funds. The Underlying State Street Fund will also indirectly bear a proportionate share of the operating expenses of the other funds in which it invests.



EQUITY SECURITIES


Certain of the Underlying State Street Funds will invest in equity securities. Participants should be aware that equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, such as real or perceived adverse economic conditions or changes in interest or currency rates, and that fluctuations can be pronounced.


The securities of the smaller companies in which some of the Underlying State Street Funds may invest may be subject to more abrupt or erratic market movements than larger, more established companies for two reasons: the securities typically are traded in lower volume and the issuers typically are subject, to a greater degree, to changes in earnings and profits.


FIXED-INCOME SECURITIES

Certain of the Underlying State Street Funds will invest in fixed-income securities. Although these are interest-bearing securities which promise a stable stream of income, participants should be aware that the prices of such securities are affected by changes in interest rates. Accordingly, the prices of fixed-income securities are subject to the risk of market price fluctuations. The values of fixed-income securities also may be affected by changes in the credit rating or financial condition of the issuing entities. Once the rating of a portfolio security has been changed, State Street will consider all relevant circumstances in determining whether a particular Underlying State Street Fund should continue to hold that security. Certain securities such as those rated Baa by Moody's and BBB by Standard & Poor's, may be subject to greater market fluctuations than lower yielding, higher rated fixed-income securities. Securities which are rated Baa by Moody's are considered medium grade obligations; they are neither highly protected nor poorly secured, and are considered by Moody's to have speculative characteristics. Securities rated BBB by Standard & Poor's are regarded as having adequate capacity to pay interest and repay principal, and while such debt securities ordinarily exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for securities in this category than in higher rated categories.


FOREIGN SECURITIES


Certain of the Underlying State Street Funds will invest in foreign securities. Such investments, however, entail special risks. Foreign securities markets generally are not as developed or efficient as those in the United States. Securities of some foreign issuers are less liquid and more volatile than securities of comparable U.S. issuers. Similarly, volume and liquidity in most foreign securities markets are less than in the United States and, at times, volatility of price can be greater than in the United States. In addition, there may be less publicly available information about a non-U.S. issuer, and non-U.S. issuers generally are not subject to uniform accounting and financial reporting standards, practices and requirements comparable to those applicable to U.S. issuers.


Because evidences of ownership of foreign securities usually are held outside the United States, each of the Underlying State Street Funds investing in foreign securities will be subject to additional risks. Such risks include possible adverse political and economic developments, possible seizure or nationalization of foreign deposits, and possible adoption of governmental restrictions which might adversely affect the payment of principal and interest on the foreign securities or might restrict the payment of principal and interest to investors located outside the country of the issuers, whether from currency blockage or otherwise.


17 Program Investment Options

18 Program Investment Options
--------------------------------------------------------------------------------

Custodial expenses for a portfolio of non-U.S. securities generally are higher than for a portfolio of U.S. securities.

Since foreign securities transactions involving the Underlying State Street Funds often are completed in currencies of foreign countries, the value of these securities as measured in U.S. dollars may be affected favorably or unfavorably by changes in currency rates and exchange control regulations. Some currency exchange costs may be incurred when an Underlying State Street Fund changes investments from one country to another.

Furthermore, some of these securities may be subject to brokerage or stamp taxes levied by foreign governments, which have the effect of increasing the cost of such investment. Income received by sources within foreign countries may be reduced by any withholding and other taxes imposed by such countries.


FUTURES CONTRACTS

Certain of the Underlying State Street Funds may invest in futures contracts. A purchase of a futures contract is the acquisition of a contractual right and obligation to acquire the underlying security at a specified price on a specified date. Although futures contracts by their terms may call for the actual delivery or acquisition of the underlying security, in most cases the contractual obligation is terminated before the settlement date of the contract without delivery of the security. The Underlying State Street Fund will incur brokerage fees when it purchases and sells futures contracts.

The Underlying State Street Funds will not purchase futures contracts for speculation. Futures contracts are used to increase the liquidity of each Underlying State Street Fund and for hedging purposes.

Transactions in futures contracts entail certain risks and transaction costs to which an Underlying State Street Fund would not otherwise be subject, and the Underlying State Street Fund's ability to purchase futures contracts may be limited by market conditions or regulatory limits. Because the value of a futures contract depends primarily on changes in the value of the underlying securities, the value of the futures contracts purchased by the Underlying State Street Fund generally reflects changes in the values of the underlying stocks or bonds. The risks inherent in the use of futures contracts include: (1) imperfect correlation between the price of the futures contracts and movements in the prices in the underlying securities; and (2) the possible absence of a liquid secondary market for any particular instrument at any time.


An Underlying State Street Fund also may engage in foreign futures transactions. Unlike trading on domestic futures exchanges, trading on foreign futures exchanges is not regulated by the Commodity Futures Trading Commission and may be subject to greater risks than trading on domestic exchanges. For example, some foreign exchanges are principal markets so that no common clearing facility exists and an investor may look only to the broker for performance of the contract. In addition, any profits that an Underlying State Street Fund might realize from trading could be eliminated by adverse changes in the exchange rate, and such Underlying State Street Fund could incur losses as a result of those changes. Transactions on foreign exchanges may include both futures which are traded on domestic exchanges and those which are not.

Securities of medium and smaller sized companies. Certain of the Underlying State Street Funds may invest in the securities of medium and smaller sized companies. Historically, these companies have had market capitalizations of $20 million or higher. Such companies may be dependent on the performance of only one or two products and, therefore, may be vulnerable to competition from larger companies with greater resources and to economic conditions affecting their market sector. Consequently, consistent earnings may not be as likely in such companies as they would be for larger companies. In addition, medium and smaller sized companies may be more dependent on access to equity markets to raise capital than larger companies with greater ability to support debt. Medium and smaller sized companies may be new, without long business or management histories, and perceived by the market as unproven. Their securities may be held primarily by insiders or institutional investors, which may have an impact on marketability. The price of these stocks may rise and fall

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more frequently and to a greater extent than the overall market. In addition, securities of medium and smaller sized companies may trade less frequently, and may trade in the over-the-counter market, or may otherwise have limited liquidity.



LENDING OF SECURITIES


Certain of the Underlying State Street Funds may from time to time lend securities from their portfolios to brokers, dealers and financial institutions and receive collateral consisting of cash, securities issued or guaranteed by the U.S. Government, or irrevocable letters of credit issued by major banks. The Underlying State Street Funds will invest this cash collateral in various collective investment funds maintained by State Street. The portion of net income from such investments, less amounts retained by State Street for its services as lending agent, will increase the return to the Underlying State Street Funds. However, an Underlying State Street Fund may experience a loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement. All securities lending transactions in which the Underlying State Street Funds engage will comply with the prohibited transaction provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and related regulations.



INVESTMENTS BY THE STIF FUND

Each of the Lifecycle Fund Group Trusts will, and certain of the Underlying State Street Funds may, invest in the STIF Fund. This Fund intends to invest, among other things, in various U.S. Government Obligations, U.S. dollar-denominated instruments issued by foreign banks and foreign branches of U.S. banks, "when-issued" securities, and to enter into repurchase agreements with various banks and broker-dealers. The STIF Fund's activities with respect to each of these investments are discussed below.

The STIF Fund may invest in a variety of U.S. Government obligations, including bills and notes issued by the U.S. Treasury and securities issued by agencies of the U.S. Government.

The STIF Fund also may invest in U.S. dollar-denominated instruments issued by foreign banks and foreign branches of U.S. banks, a type of investment that may involve special risks. Such banks may not be required to maintain the same financial reserves or capital that are required of U.S. banks. Restrictions on loans to single borrowers, prohibitions on certain self-dealing transactions, and other regulations designed to protect the safety and solvency of U.S. banks may not be applicable to foreign banks and foreign branches of U.S. banks. In addition, investments of this type may involve the unique risks associated with investments in foreign securities described above.

The STIF Fund may commit to purchasing securities on a "when-issued" basis, such that payment for and delivery of a security will occur after the date that this Fund commits to purchase the security. The payment obligation and the interest rate that will be received on the security are each fixed at the time of the purchase commitment. Prior to payment and delivery, however, the STIF Fund will not receive interest on the security, and will be subject to the risk of loss if the value of the when-issued security is less than the purchase price at time of delivery.

Finally, the STIF Fund may enter into repurchase agreements with various banks and broker-dealers. In a repurchase agreement transaction, the STIF Fund acquires securities (usually U.S. Government obligations) for cash and obtains a simultaneous commitment from the seller to repurchase the securities at an agreed-upon price and date. The resale price is in excess of the acquisition price and reflects an agreed-upon rate of interest unrelated to the coupon rate on the purchased security. In these transactions, the securities purchased by the STIF Fund will have a total value at least equal to the amount of the repurchase price and will be held by State Street or a third-party custodian until repurchased. State Street will continually monitor the value of the underlying securities to verify that their value, including accrued interest, always equals or exceeds the repurchase price.


19 Program Investment Options

20 Program Investment Options
--------------------------------------------------------------------------------


ADDITIONAL INFORMATION ABOUT THE FUNDS


CHANGE OF INVESTMENT OBJECTIVES

The ADA Trustees may change the investment objectives of the Equity Index Fund and Lifecycle Funds. The ADA Trustees may also change the mutual fund or collective investment fund in which any one of these Funds invests. The Trustees and we can make these changes without your consent.


VOTING RIGHTS

If SSgA S&P 500 Index Fund holds a meeting of shareholders, we will vote shares held in the corresponding Equity Index Fund in accordance with instructions received from employers, participants or trustees, as the case may be. Shares will be voted in proportion to the voter's interest in the Equity Index Fund holding the shares as of the record date for the shareholders meeting. We abstain from voting shares if we receive no instructions. Employers, participants or trustees will receive: (1) periodic reports relating to the SSgA S&P 500 Index Fund and (2) proxy materials, together with a voting instruction form, in connection with shareholder meetings.

Participants do not have any voting rights with respect to their investments in a Lifecycle Fund. Similarly, participants do not have any voting rights with respect to matters such as the selection of State Street as trustee or investment manager or investment adviser of a Lifecycle Fund Group Trust or Underlying State Street Fund, or with respect to any changes in investment policy of any of these entities.

3 How we value your account balance in the Equity Index Fund and Lifecycle Funds

--------------------------------------------------------------------------------

FOR AMOUNTS IN THE FUNDS

When you invest in the Equity Index Fund and Lifecycle Funds, your contribution or transfer purchases "units" of that Fund. The unit value on any day reflects the value of the Fund's investments for the day and the charges and expenses we deduct from the Fund. We calculate the number of units you purchase by dividing the amount you invest by the unit value of the Fund as of the close of business on the day we receive your contribution or transfer instruction.

On any given day, your account value in the Equity Index Fund and Lifecycle Funds equals the number of the Fund's units credited to your account, multiplied by that day's value for one Fund unit. In order to take deductions for expenses from any Fund, we cancel units having a value equal to the amount we need to deduct. Otherwise, the number of your Fund units of any Fund does not change unless you make additional contributions, make a withdrawal, effect a transfer, or request some other transaction that involves moving assets into or out of that Fund option.

For a description of how Fund unit values are computed, see "How We Determine Unit Values for the Funds" in the SAI.

--------------------------------------------------------------------------------
21 How we value your account balance in the Equity Index Fund and Lifecycle
Funds
--------------------------------------------------------------------------------

4 Transfers and access to your account

--------------------------------------------------------------------------------
22 Transfers and access to your account
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
TRANSFERS AMONG INVESTMENT OPTIONS


You may transfer some or all of your amounts among all of the investment options if you participate in the Master Plan or the Volume Submitter Plan (together, the "Plans"). Participants in other plans may make transfers as allowed by the plan.


Transfers from the Equity Index Fund and Lifecycle Funds are permitted at any time except if there is any delay in redemptions from the Underlying Mutual Fund or, with respect to the Lifecycle Funds, the Lifecycle Fund Group Trusts in which they invest. In addition, we reserve the right to restrict transfers among variable investment funds as described in your contract, including limitations of the number, frequency or dollar amount of transfers.



DISRUPTIVE TRANSFER ACTIVITY

Frequent transfers, including market timing and other program trading strategies, may be disruptive to the underlying portfolios in which the variable investment options invest. Disruptive transfer activity may hurt the long-term performance of a portfolio by, for example, requiring it to maintain larger amounts of cash or to liquidate portfolio holdings at a disadvantageous time or price. Certain frequent transfer activities attempt to exploit inefficiencies in how portfolio securities are valued.

We generally cooperate with the funds (including the State Street funds) available for investment through our separate accounts in identifying plans or individuals that engage in frequent trading activity. If a fund so requests, we will take action to help monitor such activity and to assist the fund in taking any steps that may be implemented by it to limit that activity. For this purpose, we may, among other things, restrict the availability of personal telephone requests, facsimile transmissions, automated telephone services, Internet services or any electronic transfer services. We may take other action requested by a fund if we deem it within our power and authority. If we are not able to take action requested by a fund, the fund may refuse to permit any additional investment in its fund through our separate account, in which case, we may terminate the availability of the fund; any replacement will be subject to approval by the Plan. We currently provide a letter to owners who have engaged in disruptive transfer activity of our intention to restrict access to communication services. However, we may not provide such letters in the future.

Please refer to the following paragraph if you have selected or are considering any State Street fund for allocation of your account value for information provided by State Street respecting the monitoring of frequent trading activity in those funds.

State Street attempts to monitor frequent trading activity in the Underlying State Street Funds (except for the STIF Fund), and, where it determines that such activity is adversely affecting a Fund, to take steps to limit that activity. Many of the investors in the Underlying State Street Funds are other investment pools (such as the Lifecycle Fund Group Trusts), and State Street does not generally have information regarding the trading activities of individual investors in those pools. State Street may nonetheless analyze certain data or take other steps in an attempt to determine whether frequent trading within those pools is adversely affecting the Underlying State Street Funds. There can be no assurance that State Street will in all cases or in any particular case be successful in identifying frequent trading activity or in limiting any such frequent trading activity that it may identify or in preventing an adverse effect on a Fund from any such trading activity. Please consult the current prospectus for the SSgA S&P 500 Index Fund for information relating to its policies regarding frequent trading activities.



OUR ACCOUNT INVESTMENT MANAGEMENT SYSTEM ("AIMS") AND OUR INTERNET WEBSITE

Participants may use our automated AIMS or our Internet Website to transfer between investment options, obtain account information, change the allocation of future contributions and maturing GRAs and hear investment performance information. To use AIMS, you must have a touch-tone telephone. Our Internet Website can be accessed at www.equitable.com/ada.

--------------------------------------------------------------------------------

We have established procedures to reasonably confirm the genuineness of instructions communicated to us by telephone when using AIMS and by the Internet Website. The procedures require personal identification information, including your Personal Security Code ("PSC") number, prior to acting on telephone instructions or accessing information on the Internet Website, and providing written confirmation of the transfers. We assign a PSC number to you after we receive your completed enrollment form. Thus, we will not be liable for following telephone instructions, or Internet instructions, we reasonably believe to be genuine.

We reserve the right to limit access to this service if we determine that you are engaged in a market timing strategy (see "Disruptive transfer activity" above).

A transfer request will be effective on the business day we receive the request. We will confirm all transfers in writing.

--------------------------------------------------------------------------------
Generally our business day is any day the New York Stock Exchange is open for trading, and generally ends at 4:00 p.m. Eastern Time. A business day does not include a day we choose not to open due to emergency conditions. We may also close early due to emergency conditions.
--------------------------------------------------------------------------------

PARTICIPANT LOANS

Participant loans are available if the employer plan permits them. Participants must apply for a plan loan through the employer. Loan packages containing all necessary forms, along with an explanation of how interest rates are set, are available from our Account Executives.

Loans are subject to restrictions under Federal tax laws and ERISA. Participants should consult with their attorneys or tax advisors regarding the advisability and procedures for obtaining such an exemption. A loan may not be taken from the Guaranteed Rate Accounts prior to maturity. If a participant is married, written spousal consent may be required for a loan.

Generally, the loan amount will be transferred from the investment options into a loan account. The participant must pay the interest as required by Federal income tax rules. If you fail to repay the loan when due, the amount of the unpaid balance may be taxable and subject to additional penalty taxes. Interest paid on a retirement plan loan is not deductible.


CHOOSING BENEFIT PAYMENT OPTIONS

Benefit payments are subject to plan provisions.


The Program offers a variety of benefit payment options for employees that adopt either of the Plans. (If you are a participant in an individually-designed plan, ask your employer for information on benefit payment options under your Plan.) Your plan may allow you a choice of one or more of the following forms of distribution:


    o   Qualified Joint and Survivor Annuity

    o   Lump Sum Payment

    o   Installment Payments

    o   Life Annuity

    o   Life Annuity - Period Certain

    o   Joint and Survivor Annuity

    o   Joint and Survivor Annuity - Period Certain

    o   Cash Refund Annuity

All of these options can be either fixed or variable except for the Cash Refund Annuity and the Qualified Joint and Survivor Annuity which are fixed options only.

--------------------------------------------------------------------------------
The amount of each payment in a fixed option remains the same. Variable option payments change to reflect the investment performance of the Growth Equity Fund.
--------------------------------------------------------------------------------


See "Types of Benefits" in the SAI for detailed information regarding each of the benefit payout options, and "Procedures for Withdrawals, Distributions and Transfers" in the SAI.


Fixed annuities are available from insurance companies selected by the Trustees. Upon request, we will provide fixed annuity rate quotes available from one or more such companies. Participants may instruct us to withdraw all or part of their account balance and forward it to the annuity

24 Transfers and access to your account
--------------------------------------------------------------------------------

provider selected. Once we have distributed that amount to the company selected, we will have no further responsibility to the extent of the distribution.

We provide the variable annuity options. Payments under variable annuity options reflect investment performance of the Growth Equity Fund.

The minimum amount that can be used to purchase any type of annuity is $5,000. In most cases a variable annuity administrative charge of $350 will be deducted from the amount used to purchase an annuity from Equitable Life. Annuities purchased from other providers may also be subject to fees and charges.


SPOUSAL CONSENT

If a participant is married and has an account balance greater than $5,000 (except for amounts contributed to the Rollover Account), federal law generally requires payment (subject to plan rules) of a Qualified Joint and Survivor Annuity payable to the participant for life and then to the surviving spouse for life, unless you and your spouse have properly waived that form of payment in advance. Please see "Spousal Consent Requirements" under "Types of Benefits" in the SAI.


BENEFITS PAYABLE AFTER THE DEATH OF A PARTICIPANT

Regardless of whether a participant's death occurs before or after your Required Beginning Date, an individual death beneficiary calculates annual post-death required minimum distribution payments based on the beneficiary's life expectancy using the "term certain method." That is, he or she determines his or her life expectancy using the approved life expectancy tables as of the calendar year after the participant's death and reduces that number by one each subsequent year.

If a participant dies before the entire benefit has been paid, the remaining benefits will be paid to the participant's beneficiary. If a participant dies before he or she is required to begin receiving benefits, the law generally requires the entire benefit to be distributed no more than five years after death. There are exceptions: (1) a beneficiary who is not the participant's spouse may elect payments over his or her life or a fixed period which does not exceed the beneficiary's life expectancy, provided payments begin within one year of death, (2) if the benefit is payable to the spouse, the spouse may elect to receive benefits over his or her life or a fixed period which does not exceed his/her life expectancy beginning any time up to the date the participant would have attained age 701/2 or, if later, one year after the participant's death, or
(3) the spouse may be able to roll over all or part of the death benefit to a traditional individual retirement arrangement. If, at death, a participant was already receiving benefits, the beneficiary must continue to receive benefits subject to the Federal income tax minimum distribution rules. To designate a beneficiary or to change an earlier designation, a participant must have the employer send us a beneficiary designation form. In some cases, the spouse must consent in writing to a designation of any non-spouse beneficiary, as explained in "Spousal Consent Requirements" under "Types of Benefits" in the SAI.


Under the Plans, on the day we receive proof of death, we automatically transfer the participant's account balance in the Equity Index Fund or the Lifecycle Funds to the Money Market Guarantee Account unless the beneficiary gives us other written instructions.

5 The Program


--------------------------------------------------------------------------------


This section explains the ADA Program in further detail. It is intended for employers who wish to enroll in the Program, but contains information of interest to participants as well. You should, of course, understand the provisions of your plan and the Adoption Agreement that define the scope of the Program in more specific terms. References to "you" and "your" in this section are to you in your capacity as an employer. The Program is described in the prospectus solely to provide a more complete understanding of how the investment funds operate within the Program.

The American Dental Association Members Retirement Program consists of several types of retirement plans and three retirement plan Trusts: the Master Trust, the Volume Submitter Retirement Trust and the Pooled Trust. Each of the Trusts invests exclusively in the group annuity contract described in this prospectus and in the group annuity contract funding the GRAs. The Program is sponsored by the ADA, and the Trustees under the Master, Volume Submitter Retirement and Pooled Trusts are the members of the Council on Member Insurance and Retirement Programs of the ADA (the "Trustees" or "ADA Trustees"). The Program had 24,795 participants and $1.2 billion in assets at December 31, 2003.



ELIGIBLE EMPLOYERS

You can adopt the Program if you or at least one of your partners or other shareholders is a member of: (1) the ADA, (2) a constituent or component society of the ADA, or (3) an ADA-affiliated organization. Participation by an affiliated organization must first be approved by the ADA's Council on Insurance.

Our Retirement Program Specialists are available to answer your questions about joining the Program. Please contact us by using the telephone number or addresses listed under "How to reach us - Information on joining the Program" on the back cover of the prospectus.


SUMMARY OF PLAN CHOICES


You have a choice of three retirement plan arrangements under the Program. You can:


 o Choose the Master Plan - which automatically gives you a full range of services from Equitable Life. These include your choice of the Program investment options, plan-level and participant-level recordkeeping, benefit payments and tax withholding and reporting. Under the Master Plan employers adopt our Master Trust and your only investment choices are from the Investment Options.


--------------------------------------------------------------------------------
The Master Plan is a defined contribution master plan that can be adopted as a profit sharing plan, a defined contribution pension plan, or both. Traditional 401(k), SIMPLE 401(k), and Safe Harbor 401(k) are also available.
--------------------------------------------------------------------------------

 o Choose the Volume Submitter Plan - which automatically gives you a full range of services from Equitable Life and offers the opportunity to utilize a cross-tested plan option. The services include your choice of the Program's investment options, plan-level and participant-level recordkeeping, benefit payments and tax withholding and reporting. Under the Volume Submitter Plan, employers adopt the Volume Submitter Retirement Trust and your only investment choices are from the Investment Options.


--------------------------------------------------------------------------------
The Volume Submitter Plan is a defined contribution plan that can be adopted as a profit sharing plan (new comparability or age weighted) with or without 401(k) features.
--------------------------------------------------------------------------------

 o Maintain your own individually designed plan - and use the Pooled Trust for investment options in the Program and your own individual investments. The Pooled Trust is for investment only and can be used for both defined benefit and defined contribution plans.


--------------------------------------------------------------------------------
25 The Program
--------------------------------------------------------------------------------

26 The Program
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
The Pooled Trust is an investment vehicle used with individually designed qualified retirement plans. It can be used for both defined contribution and defined benefit plans. We provide recordkeeping services for plan assets held in the Pooled Trust.
--------------------------------------------------------------------------------


Choosing the right plan depends on your own set of circumstances. We recommend that you review all plan, trust, participation and related agreements with your legal and tax counsel.


GETTING STARTED


If you choose either Plan, you must complete an Adoption Agreement. If you have your own individually designed plan and wish to use the Pooled Trust as an investment vehicle, the trustee of your plan must complete an Adoption Agreement. As an employer, you are responsible for the administration of the plan you choose. Please see "Your Responsibilities as Employer" in the SAI.



HOW TO MAKE PROGRAM CONTRIBUTIONS

Contributions must be in the form of a check drawn on a bank in the U.S. clearing through the Federal Reserve System, in U.S. dollars, and made payable to The ADA Retirement Trust. All contribution checks should be sent to Equitable Life at the address shown "For Contribution Checks Only" in the "Information once you join the Program" section under "How to reach us" on the back cover of this prospectus. Third party checks are not acceptable, except for rollover contributions, tax-free exchanges or trustee checks that involve no refund. All checks are subject to collection. We reserve the right to reject a payment if it is received in an unacceptable form.

All contributions must be accompanied by a Contribution Remittance form which designates the amount to be allocated to each participant by contribution type and fiscal year to which the Contribution will be applied. Contributions are normally credited on the business day that we receive them, provided the remittance form is properly completed and matches the check amount. Contributions are only accepted from the employer. Employees may not send contributions directly to the Program. Contributions are only accepted for properly enrolled participants.


There is no minimum amount which must be contributed for investment if you adopt either Plan, or if you have your own individually designed plan that uses the Pooled Trust.



ALLOCATING PROGRAM CONTRIBUTIONS


Under the Plans, participants make all of the investment decisions.


Investment decisions in the individually designed plans are made either by the participant or by the plan trustees, depending on the terms of the plan.

Participants may allocate contributions among any number of Program investment options. Allocation instructions can be changed at any time. If we do not receive adequate instructions, we will allocate your contributions to the Money Market Guarantee Account. You may, of course, transfer to another investment option at any time.


When transaction requests are effective. Contributions, as well as transfer requests and allocation changes (not including GRA maturity allocation changes discussed in the SAI), are effective on the business day they are received. In-service distribution requests are also effective on the business day they are received. Benefit payments are subject to Plan provisions. Transaction requests received after the end of a business day will be processed the next business day. Processing of any transaction may be delayed if a properly completed form is not received.


Trustee-to-trustee transfers of plan assets are effective the business day after we receive all items we require, including check and mailing instructions, and a plan opinion/IRS determination letter from the new or amended plan or adequate proof of qualified plan status.

--------------------------------------------------------------------------------

DISTRIBUTIONS FROM THE INVESTMENT OPTIONS

Keep in mind two sets of rules when considering distributions or withdrawals from the Program. The first are rules and procedures that apply to the investment options, exclusive of the provisions of your plan. We discuss those in this section. The second are rules specific to your plan. We discuss those "Rules applicable to participant distributions" below. Certain plan distributions may be subject to Federal income tax, and penalty taxes. See "Tax information" later in this prospectus.

Amounts in the Equity Index Fund and Lifecycle Funds. These are generally available for distribution at any time, subject to the provisions of your plan. However, there may be a delay for withdrawals from these Funds if there is any delay in redemptions from the related Underlying Mutual Fund, or with respect to the Lifecycle Funds, from the Lifecycle Fund Group Trusts in which they invest.

Payments or withdrawals and application of proceeds to an annuity ordinarily will be made promptly upon request in accordance with plan provisions. However, we can defer payments, applications and withdrawals for any period during which the New York Stock Exchange is closed for trading, sales of securities are restricted or determination of the fair market value of assets is not reasonably practicable because of an emergency.

If your plan is an employer or trustee-directed plan, you as the employer are responsible for ensuring that there is sufficient cash available to pay benefits.


RULES APPLICABLE TO PARTICIPANT DISTRIBUTIONS

In addition to our own procedures, distribution and benefit payment options under a tax qualified retirement plan are subject to complicated legal requirements. A general explanation of the Federal income tax treatment of distributions and benefit payment options is provided in "Tax information" later in this prospectus and in the SAI. You should discuss your options with a qualified financial advisor. Our Account Executives also can be of assistance.


In general, under the Plans, participants are eligible for benefits upon retirement, death or disability, or upon termination of employment with a vested benefit. Participants in an individually designed plan are eligible for retirement benefits depending on the terms of their plan. See "Benefit payment options" under "Transfers and access to your money" earlier in this prospectus and "Tax information" later in this prospectus for more details. For participants who own more than 5% of the business, benefits must begin no later than April 1 of the year after the participant reaches age 701/2. For all other participants, distribution must begin by April 1 of the later of the year after attaining age 701/2 or retirement from the employer sponsoring the plan.

Distributions must be made according to rules in the Code and Treasury Regulations and the terms of the plan. Treasury Regulations on required minimum distributions were proposed in 1987, revised in 2001 and finalized in 2002. The 2002 final Regulations generally apply beginning in November 2002. The 2002 final Regulations include Temporary Regulations applicable to annuity contracts used to fund plans. Certain provisions of the Temporary Regulations concerning the actuarial value of additional contract benefits which could have increased the amount required to be distributed from contracts have currently been suspended. However, these or similar provisions may apply in future years. Under transitional rules, the 1987 and 2001 proposed regulations may continue to apply to annuity payments. Please consult your plan administrator and tax advisor concerning applicability of these complex rules to your situation.

Under the Plans, self-employed persons may generally not receive a distribution prior to age 591/2, and employees generally may not receive a distribution prior to a separation from service.



27 The Program

6 Charges and expenses

--------------------------------------------------------------------------------
28 Charges and expenses
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
You will incur two general types of charges under the Program:

 o Charges based on the value of your assets in the Trust - these apply to all amounts invested in the Trust (including installment payout option payments), and do not vary by plan. These are, in general, reflected as reductions in the unit values of the Equity Index Fund and Lifecycle Funds.

 o Plan and transaction charges - these vary by plan or are charged for specific transactions, and are typically stated in a dollar amount. Unless otherwise noted, these are deducted in fixed dollar amounts by reducing the number of units in the Equity Index Fund and Lifecycle Funds.

We make no deduction from your contributions or withdrawals for sales expenses.


CHARGES BASED ON AMOUNTS INVESTED IN THE PROGRAM

PROGRAM EXPENSE CHARGE

We assess the Program expense charge against the combined value of Program assets in the Trust. The purpose of this charge is to cover the expenses that we and the ADA incur in connection with the Program. The maximum charge is as follows:



                          Annual Program Expense Charge
                      -------------------------------------
For the
12 months
beginning May 1,       Equitable Life       ADA      Total
2004, the total            0.620%         0.025%     0.645%



The Program expense charge is determined by negotiation between us and the Trustees. The charge is primarily based on a formula that gives effect to total Program assets allocated to the Trust and the number of plans enrolled in the Program.

For investment funds and the Money Market Guarantee Account, the Program expense charge is calculated based on Program assets in the Trust on January 31 of each year, and is charged at a monthly rate of 1/12 of the relevant annual charge. For a description of the Program expense charge as it relates to the Guaranteed Rate Accounts, please refer to our separate prospectus for the other Investment Options in the Program.

We apply our portion of the Program expense charge toward the cost of maintenance of the investment funds, promotion of the Program investment funds and Money Market Guarantee Account, administrative costs, such as enrollment and answering participant inquiries, and overhead expenses such as salaries, rent, postage, telephone, travel, legal, actuarial and accounting costs, office equipment and stationery. The ADA's part of this fee covers developmental and administrative expenses incurred in connection with the Program. The ADA Trustees can direct us to raise or lower the ADA's part of this fee to reflect their expenses in connection with the Program. During 2003, we received $7,000,348 and the ADA received $0 under the Program expense charge.



PROGRAM-RELATED ADMINISTRATION FEES

The computation of unit values for each investment fund also reflects fees charged for administration. We receive an administrative fee at the annual rate of .15% of assets held in the Equity Index Fund and Lifecycle Funds. As part of our administrative functions, we maintain records for all portfolio transactions and cash flow control, calculate unit values, monitor compliance with the New York Insurance Law and supervise custody matters for all these Funds.


OTHER EXPENSES BORNE BY THE INVESTMENT FUNDS

Certain other expenses are charged directly to the Equity Index Fund and Lifecycle Funds. These include SEC filing fees and certain related expenses such as printing of SEC filings, prospectuses and reports, mailing costs, custodians' fees, financial accounting costs, outside auditing and legal expenses, and other costs related to the Program.

The Equity Index Fund purchases and redeems shares in the SSgA S&P 500 Index Fund at net asset value. The net asset value reflects charges for management, audit, legal,

--------------------------------------------------------------------------------

shareholder services, transfer agent and custodian fees. For a description of charges and expenses assessed by the SSgA S&P 500 Index Fund, which are indirectly borne by the Fund, please refer to the prospectus for the SSgA S&P 500 Index Fund.

The Lifecycle Funds - Conservative and Moderate purchase and redeem units in the Lifecycle Fund Group Trusts - Conservative and Moderate, respectively, at net asset value. The net asset value reflects charges for investment management, audit, legal, custodian and other fees. By agreement with the ADA Trustees, we impose a charge at the annual rate of .03% of the value of the respective assets of the Lifecycle Funds - Conservative and Moderate. This charge compensates us for additional legal, accounting and other potential expenses resulting from the inclusion of the Lifecycle Fund Group Trusts and Underlying State Street Funds among the investment options described in this prospectus. For a description of charges and expenses assessed by the Lifecycle Fund Group Trusts, which are indirectly borne by the Lifecycle Funds, see "Deductions and charges related to the Lifecycle Trusts and Underlying State Street Funds," below.


PLAN AND TRANSACTION EXPENSES


MASTER AND VOLUME SUBMITTER PLANS AND INDIVIDUALLY-DESIGNED PLAN FEES



RECORD MAINTENANCE AND REPORT FEE. At the end of each calendar quarter, we deduct a record maintenance and report fee from each participant's Account Balance. This fee is:


      ------------------------------------------------------------
      Master Plan and Volume Submitter Plan
       participants                                 $3 per quarter
      Investment Only                               $1 per quarter
      ------------------------------------------------------------


Enrollment fee. We charge an employer a non-refundable enrollment fee of $25 for each participant enrolled under its plan. If we do not maintain individual participant records under an individually-designed plan, we instead charge the employer $25 for each plan or trust. If the employer fails to pay these charges, we may deduct the amount from subsequent contributions or from participants' account balances.


INDIVIDUAL ANNUITY CHARGES

Annuity administrative charge. If a participant elects a variable annuity payment option, we deduct a $350 charge from the amount used to purchase the annuity. This charge reimburses us for administrative expenses associated with processing the application for the annuity and issuing each month's annuity payment. The minimum amount that can be converted to an annuity, so that the charge would apply, is $5,000. Annuities purchased from other providers may also be subject to fees and charges.


CHARGES FOR STATE PREMIUM AND OTHER APPLICABLE TAXES

We deduct a charge designed to approximate certain applicable taxes that may be imposed on us, for example, for our state premium tax. Currently, we deduct the charge from the amount applied to provide an annuity payout option. The current tax charge that might be imposed on us varies by state and ranges from 0% to 1%.

We reserve the right to deduct any applicable charges such as premium taxes from each contribution or from distributions or upon termination of your contract. If we have deducted any applicable tax charges from contributions, we will not deduct a charge for the same taxes later. If, however, an additional tax is later imposed on us when you make a partial or full withdrawal, or your contract is terminated, or you begin receiving annuity payments, we reserve the right to deduct a charge at that time.


GENERAL INFORMATION ON FEES AND CHARGES


We may change the fees and charges described above at any time with the ADA's consent. During 2003 we received total fees and charges under the Program of $9,806,296. A portion of the income generated by certain of the Underlying State Street Funds attributable to securities lending activities is retained by State Street for its services as lending agent.



29 Charges and expenses

30 Charges and expenses
--------------------------------------------------------------------------------


DEDUCTIONS AND CHARGES RELATED TO THE LIFECYCLE FUND GROUP TRUSTS AND UNDERLYING STATE STREET FUNDS


In addition to the generally applicable Program fees and charges that we impose, State Street imposes fees and charges for providing investment management services, custodial services and for other expenses incurred in connection with operating the Lifecycle Fund Group Trusts and the Underlying State Street Funds. State Street deducts these fees from the assets of the Lifecycle Fund Group Trusts in which the Lifecycle Funds invest, or the Underlying State Street Funds in which the Lifecycle Fund Group Trusts invest.


Investment management fee. Each Lifecycle Fund Group Trust pays State Street a fee equal to .17% of the average annual net assets of each Lifecycle Fund Group Trust for providing investment management services to the Trusts. No fee is paid to State Street for managing the assets of the Underlying State Street Funds with respect to investments made in such Funds by each Lifecycle Fund Group Trust. State Street or its affiliate, SSgAFM, may receive fees for managing the assets of other collective investment funds or mutual funds in which the Underlying State Street Funds may invest. State Street has agreed to reduce its management fee charged to each of the Lifecycle Fund Group Trusts to offset any management fees State Street or SSgAFM receives that are attributable to the Lifecycle Fund Group Trusts' investment in such other collective investment funds and mutual funds.

Fixed administration fee. State Street also makes a deduction from the assets of each Lifecycle Fund Group Trust to compensate it for providing various recordkeeping and accounting services to such Trust and for periodically rebalancing the assets of each Lifecycle Fund Group Trust to conform to the target percentage weightings for the Trust. This fee is currently fixed at $12,000 per year for each Trust.


Other expenses. Certain costs and expenses are charged directly to the Lifecycle Fund Group Trusts. These include legal and audit expenses. In addition, participants indirectly incur expenses for audit and custodial services provided to the Underlying State Street Funds. State Street serves as custodian to each of these Funds.

7 Tax information




--------------------------------------------------------------------------------

In this section, we briefly outline current Federal income tax rules relating to adoption of the Program, contributions to the Program and distributions to participants under qualified retirement plans. Certain other information about qualified retirement plans appears here and in the SAI. We do not discuss the effect, if any, of state tax laws that may apply.

The United States Congress has in the past considered and may in the future, without notice, consider proposals for legislation that, if enacted, could change the tax treatment of qualified retirement plans. In addition, the Treasury Department may amend existing regulations, issue new regulations, or adopt new interpretations of existing laws. State tax laws or, if you are not a United States resident, foreign tax laws may affect the tax consequences to you or the beneficiary. These laws may change from time to time without notice and, as a result, the tax consequences may also change. There is no way of predicting whether, when or in what form any such change would be adopted.

Any such change could have retroactive effects regardless of the date of enactment. We suggest you consult your legal or tax advisor.


BUYING A CONTRACT TO FUND A RETIREMENT ARRANGEMENT

Annuity contracts can be purchased in connection with retirement plans qualified under Code section 401. How these arrangements work, including special rules applicable to each, are described in the specific sections for each type of arrangement in the SAI. You should be aware that the funding vehicle for a qualified arrangement does not provide any tax deferral benefit beyond that already provided by the Code for all permissible funding vehicles. Before choosing an annuity contract, therefore, you should consider the annuity's features and benefits, such as the selection of investment funds and guaranteed options and choices of pay-out options, as well as the features and benefits of other permissible funding vehicles and the relative costs of annuities and other arrangements. You should be aware that cost may vary depending on the features and benefits made available and the charges and expenses of the investment options or funds that you elect.


INCOME TAXATION OF DISTRIBUTIONS TO QUALIFIED PLAN PARTICIPANTS

In this section, the word "you" refers to the plan participant.

Amounts distributed to a participant from a qualified plan are generally subject to Federal income tax as ordinary income when benefits are distributed to you or your beneficiary. Generally speaking, only your post-tax contributions, if any, are not taxed when distributed.

Eligible rollover distributions. Many types of distributions from qualified plans are "eligible rollover distributions" that can be transferred directly to another qualified plan, traditional individual retirement arrangement ("IRA"), an annuity under Section 403(b) of the Code or a retirement plan under Section 457 of the Code, or rolled over to another plan or IRA within 60 days of the receipt of the distribution. If a distribution is an "eligible rollover distribution," 20% mandatory Federal income tax withholding will apply unless the distribution is directly transferred to a qualified plan or IRA. See "Eligible Rollover Distributions and Federal Income Tax Withholding" in the SAI for a more detailed discussion.

Annuity or installment payments. Each payment you receive is ordinary income for tax purposes, except where you have a "cost basis" in the benefit. Your cost basis is equal to the amount of your post-tax employee contributions, plus any employer contributions you had to include in gross income in prior years. You may exclude from gross income a portion of each annuity or installment payment you receive. If you (and your survivor) continue to receive payments after you have received your cost basis in the contract, all amounts will be taxable.

In-service withdrawals. Some plans allow in-service withdrawals of after-tax contributions. The portion of each withdrawal attributable to cost basis is not taxable. The portion of each withdrawal attributable to earnings is taxable. Withdrawals are taxable only after they exceed your

--------------------------------------------------------------------------------
31 Tax information
--------------------------------------------------------------------------------

32 Tax information
--------------------------------------------------------------------------------

cost basis if they are attributable to your pre-January 1, 1987 contributions under plans that permitted those withdrawals as of May 5, 1986. Amounts that you include in gross income under this rule may also be subject to the additional 10% penalty tax on premature distributions described below. In addition, 20% mandatory Federal income tax withholding may also apply.

Premature distributions. You may be liable for an additional 10% penalty tax on all taxable amounts distributed before age 591/2 unless the distribution falls within a specified exception or is rolled over into an IRA or other qualified plan.

The exceptions to the penalty tax include (a) distributions made on account of your death or disability, (b) distributions beginning after separation from service in the form of a life annuity or installments over your life expectancy (or the joint lives or life expectancies of you and your beneficiary), (c) distributions due to separation from active service after age 55 and (d) distributions you use to pay deductible medical expenses.


Withholding. In almost all cases, 20% mandatory income tax withholding will apply to all "eligible rollover distributions" that are not directly transferred to a qualified plan or IRA. If a distribution is not an eligible rollover distribution, the recipient may elect out of withholding. The rate of withholding depends on the type of distribution. See "Eligible Rollover Distributions and Federal Income Tax Withholding" in the SAI. Under the Plans, we will withhold the tax and send you the remaining amount. Under an individually designed plan we will pay the full amount of the distribution to the plan's trustee. The trustee is then responsible for withholding Federal income tax upon distributions to you or your beneficiary.


Certain tax advantages of a tax-qualified retirement plan may not be available under certain state and local tax laws. This outline does not discuss the effect of any state or local tax laws. It also does not discuss the effect of federal estate and gift tax laws (or state and local estate, inheritance and other similar tax laws). This outline assumes that the participant does not participate in any other qualified retirement plan. Finally, it should be noted that many tax consequences depend on the particular jurisdiction or circumstances of a participant or beneficiary.

We cannot provide detailed information on all tax aspects of the plans or contracts. Moreover, the tax aspects that apply to a particular person's plan or contract may vary depending on the facts applicable to that person. We do not discuss state income and other state taxes, federal income tax and withholding rules for non-U.S. taxpayers, or federal gift and estate taxes. Rights or values under plans or contracts or payments under the contracts, for example, amounts due to beneficiaries, may be subject to gift or estate taxes. You should not rely only on this document, but should consult your tax advisor before your purchase.

8 More information



--------------------------------------------------------------------------------

ABOUT PROGRAM CHANGES OR TERMINATIONS

Amendments. The group annuity contract has been amended in the past and we and the Trustees may agree to amendments in the future. No future change can affect annuity benefits in the course of payment. If certain conditions are met, we may: (1) terminate the offer of any of the investment options and transfer any amounts in that investment option to another option and (2) offer new investment options with different terms.

Termination. We or the ADA Trustees may terminate the group annuity contract. If the contract is terminated, we will not accept any further contributions or perform any recordkeeping functions after the date of termination. We then would make arrangements with the ADA Trustees with respect to the assets held in the investment options that we provide, subject to the following:

 o the ADA Trustees could transfer assets from the Money Market Guarantee Account in installments over a period of time not to exceed two years; however, during that time participants would be permitted to make transfers to funding vehicles provided by another financial institution (other than a money market fund or similar investment); and

 o  amounts allocated to the GRAs would be held until maturity.

If the ADA Trustees make arrangements with us, you may be able to continue to invest amounts in the investment options that we provide and elect payment of benefits through us.

Agreement with State Street. We and State Street have entered into an Agreement with respect to various administrative, procedural, regulatory compliance and other matters relating to the availability of the Lifecycle Fund Group Trusts and Underlying State Street Funds in the ADA Program through the Lifecycle Funds. The Agreement does not contain an expiration date and is intended to continue in effect indefinitely. However, under the terms of the Agreement, we may terminate it upon three months prior written notice to State Street, and State Street may terminate it upon six months prior written notice to us. In the event of a termination of the Agreement, State Street has the right, upon four months' prior notice to us, to require the redemption of all units of the Lifecycle Fund Group Trusts held by the Lifecycle Funds. Should we receive notice of a required redemption, we will advise you promptly in order to allow you adequate time to transfer to one or more of the other Investment Options.


IRS DISQUALIFICATION

If your plan is found not to qualify under the Internal Revenue Code, we may:
(1) return the plan's assets to the employer (in our capacity as the plan administrator) or (2) prevent plan participants from investing in the separate accounts.


ABOUT THE SEPARATE ACCOUNTS

Each investment fund is one of our separate accounts. We established the separate accounts under special provisions of the New York Insurance Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our investment funds for owners of our variable annuity contracts, including our group annuity contracts with the ADA Trustees. The results of each separate account's operations are accounted for without regard to Equitable Life's, or any other separate account's, operating results. We are the legal owner of all of the assets in the separate accounts and may withdraw any amounts we have in the separate accounts that exceed our reserves and other liabilities under variable annuity contracts.

The separate accounts that we call the Equity Index Fund and Lifecycle Funds commenced operations on 1994 and 1995, respectively. Because of exclusionary provisions, none of the investment funds is subject to regulation under the Investment Company Act of 1940. The Equity Index Fund and Lifecycle Funds are used exclusively in the ADA Program.


ABOUT STATE STREET


State Street is one of the world's leading specialists in serving institutional investors, providing a full range of products and services. As of December 31, 2003, State


--------------------------------------------------------------------------------
33 More information
--------------------------------------------------------------------------------

34 More information
--------------------------------------------------------------------------------


Street was the second largest manager of pension assets with $1.1 trillion under management.


State Street is subject to supervision and examination by the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, and the Massachusetts Commissioner of Banks. This, however, does not provide any protection against loss that may be experienced as a result of an investment in the Trusts. Further, State Street is required to comply with ERISA, to the extent applicable, in connection with the administration of the Program.


Tax status of the Lifecycle Fund Group Trusts and Underlying Funds. Each Lifecycle Fund Group Trust is a tax-exempt group trust established pursuant to Revenue Ruling 81-100. As a tax-exempt group trust, each Trust is not subject to federal income tax unless the Trust generates unrelated business taxable income as defined in the Code ("UBTI"). It is the policy of State Street not to invest any portion of the assets of a Trust in a manner that will generate UBTI. If State Street determines, however, that a proposed investment cannot be structured to avoid UBTI and that the projected after-tax return on that investment is sufficient to justify the making of such investment, then State Street may elect to make that investment. In the unlikely event that any UBTI is incurred by a Lifecycle Fund Group Trust, it is anticipated that any tax thereon would be reported.



ABOUT LEGAL PROCEEDINGS


Equitable Life and its affiliates are parties to various legal proceedings. In Equitable Life's view, none of these proceedings is likely to have a material adverse effect upon the separate accounts, our ability to meet our obligations under the Program, or the distribution of group annuity contract interests under the Program.

State Street is engaged in legal proceedings of various kinds which in its judgment are not of material importance in relation to its total assets. None of the legal proceedings now in progress is expected to have a material adverse effect on the Equity Index Fund, the Underlying Mutual Fund in which the Equity Index Fund invests, the Lifecycle Funds, the Lifecycle Fund Group Trusts or the Underlying State Street Funds in which the Lifecycle Fund Group Trusts invest.


ABOUT OUR INDEPENDENT AUDITORS

The financial statements listed below and incorporated in the SAI have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting:

 o The financial statements for Separate Account Nos. 195, 197 and 198 as of December 31, 2003 and for each of the two years in the period then ended.

 o The financial statements for Equitable Life as of December 31, 2003 and 2002 and for each of the three years in the period then ended.

 o  The following financial statements as of December 31, 2003:

    o State Street Bank and Trust Company Lifecycle Fund Group Trust - Conservative

    o State Street Bank and Trust Company Lifecycle Fund Group Trust -
       Moderate


    o State Street Bank and Trust Company S&P 500 Flagship Fund and State Street Bank and Trust Company S&P 500 Flagship Non-Lending Fund

    o State Street Bank and Trust Company Russell 2000 Index Securities Lending Fund and State Street Bank and Trust Company Russell 2000 Index Fund


    o State Street Bank and Trust Company Daily EAFE Fund

    o State Street Bank and Trust Company Daily MSCI Europe Index Securities Lending Fund and State Street Bank and Trust Company Daily MSCI Europe Index Fund

    o State Street Bank and Trust Company Government Credit Bond Fund

    o State Street Bank and Trust Company Short Term Investment Fund

    o State Street Bank and Trust Company Government Fund

    o State Street Bank and Trust Company Credit Fund

--------------------------------------------------------------------------------


REPORTS WE PROVIDE AND AVAILABLE

INFORMATION

We send reports annually to employers showing the aggregate Account Balances of all participants and information necessary to complete annual IRS filings.

As permitted by the SEC's rules, we omitted certain portions of the registration statement filed with the SEC from this prospectus and the SAI. You may obtain the omitted information by: (1) requesting a copy of the registration statement from the SEC's principal office in Washington, D.C., and paying prescribed fees, or (2) by accessing the EDGAR Database at the SEC's Website at http://www.sec.gov.


ACCEPTANCE

The employer or plan sponsor, as the case may be: (1) is solely responsible for determining whether the Program is a suitable funding vehicle and (2) should carefully read the prospectus and other materials before entering into an Adoption Agreement.


35 More information

Appendix I: Selected financial data and condensed financial information





--------------------------------------------------------------------------------

SELECTED FINANCIAL DATA

LIFECYCLE FUND GROUP TRUSTS


The selected financial data below provides information with respect to investment income, expenses, and investment performance for each Lifecycle Fund Group Trust attributable to each unit outstanding for the period indicated. These selected per unit data and ratios for the years ended December 31, 2003 through 1996 have been derived from financial statements audited by PricewaterhouseCoopers LLP, independent auditors, in their reports included in the SAI. The selected financial data should be read in conjunction with the full financial statements of the Lifecycle Fund Group Trusts, which appear in the SAI.





---------------------------------------------------------------------------------------------
                                                              Year Ended December 31,
                                                      ---------------------------------------
                                                           2003         2002          2001
--------------------------------------------------------------------------------------------
Lifecycle Fund Group Trust - Conservative
Net investment income (loss)*                           $ (0.01)     $  0.02       $  0.09
Net realized and unrealized gain (loss)                    1.96       ( 0.11)         0.07
Net increase (decrease)                                    1.95       ( 0.09)         0.16
Net asset value
Beginning of period                                     $ 15.79      $ 15.88         15.72
End of period                                           $ 17.74      $ 15.79       $ 15.88
Total return **                                           12.41%      ( 0.58)%        1.02%
Ratio of expenses to average net assets (a)                0.28%        0.30%         0.30%
Ratio of net investment income (loss) to average net
  assets                                                 ( 0.03)%       0.10%         0.57%
Portfolio turnover                                           73%          41%           30%
Net assets, end of period (000s)                        $17,913      $14,327       $11,956
Lifecycle Fund Group Trust - Moderate
Net investment income (loss)*(b)                        $ (0.01)     $  0.00       $  0.05
Net realized and unrealized gain (loss)                    3.46       ( 1.63)       ( 0.87)
Net increase (decrease)                                    3.45       ( 1.63)       ( 0.82)
Net asset value
Beginning of period                                     $ 16.37      $ 18.00         18.82
End of period                                           $ 19.82      $ 16.37       $ 18.00
Total return**                                            21.13%      ( 9.09)%      ( 4.36)%
Ratio of expenses to average net assets (a)                0.19%        0.19%         0.17%
Ratio of net investment income (loss) to average net
  assets                                                 ( 0.06)%       0.02%         0.28%
Portfolio turnover                                           31%          25%           21%
Net assets, end of period (000s)                        $111,000     $90,032       $106,783
--------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------
                                                                         Year Ended December 31,
                                                      --------------------------------------------------------------
                                                            2000         1999        1998        1997        1996
--------------------------------------------------------------------------------------------------------------------
Lifecycle Fund Group Trust - Conservative
Net investment income (loss)*                            $  0.15     $  0.10     $  0.09      $  0.06      $  0.05
Net realized and unrealized gain (loss)                     0.39        0.81        1.41         1.28         0.65
Net increase (decrease)                                     0.54        0.91        1.50         1.34         0.70
Net asset value
Beginning of period                                        15.18       14.27       12.77        11.43        10.73
End of period                                            $ 15.72     $ 15.18     $ 14.27      $ 12.77      $ 11.43
Total return **                                             3.56%       6.38%      11.75%       11.72%        6.52%
Ratio of expenses to average net assets (a)                 0.32%       0.38%       0.43%        0.66%        0.81%
Ratio of net investment income (loss) to average net
  assets                                                    0.96%       0.66%       0.68%        0.46%        0.31%
Portfolio turnover                                            71%         42%         77%          44%          54%
Net assets, end of period (000s)                         $11,599    $ 12,797    $ 13,516     $  7,249      $ 4,534
Lifecycle Fund Group Trust - Moderate
Net investment income (loss)*(b)                         $  0.09     $  0.06     $  0.06      $  0.05      $  0.04
Net realized and unrealized gain (loss)                   ( 0.43)       2.14        2.30         2.11         1.27
Net increase (decrease)                                   ( 0.34)       2.20        2.36         2.16         1.31
Net asset value
Beginning of period                                        19.16       16.96       14.60        12.44        11.13
End of period                                              18.82       19.16       16.96      $ 14.60      $ 12.44
Total return**                                            ( 1.78)%     12.97%      16.16%       17.36%       11.77%
Ratio of expenses to average net assets (a)                  .18%       0.19%       0.19%        0.20%        0.20%
Ratio of net investment income (loss) to average net
  assets                                                     .47%       0.34%       0.37%        0.37%        0.35%
Portfolio turnover                                            51%         33%         46%          22%          18%
Net assets, end of period (000s)                        $122,708    $132,764    $125,412     $108,435      $88,273
--------------------------------------------------------------------------------------------------------------------


* Net investment income (loss) per unit has been calculated based upon an average of month-end units outstanding.

** Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of the year. The calculation includes only those expenses charged directly to the Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.


(a) The calculation includes only those expenses charged directly to the Fund, and does not include expenses charged to the funds in which the Fund invests.

(b) Zero amounts represent that which are less than $0.005 or 0.005%; or $(0.005) or (0.005)% if negative.


--------------------------------------------------------------------------------
A-1 AppendixI: Selected financial data and condensed financial information
--------------------------------------------------------------------------------

A-2 AppendixI: Selected financial data and condensed financial information
--------------------------------------------------------------------------------

UNDERLYING STATE STREET FUNDS


The selected financial data below provides information with respect to investment income, expenses, and investment performance for each Underlying State Street Fund attributable to each Underlying State Street Fund unit outstanding for the periods indicated. These selected per unit data and ratios for the years ended December 31, 2003 through 1994 have been derived from financial statements audited by PricewaterhouseCoopers LLP, independent auditors, as stated in their reports included in the SAI. The selected financial data should be read in conjunction with the full financial statements of the Underlying State Street Funds, which appear in the SAI.





-----------------------------------------------------------------------------------------------------
                                                               Year Ended December 31,
                                                -----------------------------------------------------
                                                    2003         2002          2001          2000
-----------------------------------------------------------------------------------------------------
S&P 500 Flagship Fund
Net investment income*                           $   3.08     $    2.81     $    2.77     $    2.90
Net realized and unrealized gain (loss)             41.39        (46.56)       (29.55)       (25.33)
Distribution of securities lending fee income       (0.01)        (0.01)        (0.01)        (0.03)
Net increase (decrease)                             44.47        (43.76)       (26.79)       (22.46)
Net asset value
Beginning of year                                  154.78        198.54        225.33        247.79
End of year                                      $ 199.24     $  154.78     $  198.54     $  225.33
Total return **                                     28.73%       (22.03)%      (11.89)%       (9.05)%
Ratio of expenses to average net assets***(a)        0.00%         0.00%         0.00%         0.00%
Ratio of net investment income to average net
  assets                                             1.80%         1.62%         1.35%         1.20%
Portfolio turnover                                     25%           24%           19%           26%
Net assets, end of year (000,000)s               $ 76,859     $  53,996     $  62,723     $  64,361
-----------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------
                                                                       Year Ended December 31,
                                                ---------------------------------------------------------------------
                                                    1999        1998        1997        1996        1995       1994
---------------------------------------------------------------------------------------------------------------------
S&P 500 Flagship Fund
Net investment income*                           $   2.99    $   2.77    $   2.64    $   2.48    $  2.24    $  1.90
Net realized and unrealized gain (loss)             40.09       42.70       37.22       19.86      24.26      (0.93)
Distribution of securities lending fee income       (0.01)      (0.01)       0.00        0.00       0.00       0.00
Net increase (decrease)                             43.07       45.46       39.86       22.34      26.50       0.97
Net asset value
Beginning of year                                  204.72      159.26      119.40       97.06      70.56      69.59
End of year                                      $ 247.79    $ 204.72    $ 159.26    $ 119.40    $ 97.06    $ 70.56
Total return **                                     21.04%      28.55%      33.38%      23.02%     37.56%      1.39%
Ratio of expenses to average net assets***(a)        0.00%       0.00%       0.00%       0.00%      0.00%      0.00%
Ratio of net investment income to average net
  assets                                             1.35%       1.55%       1.86%       2.33%      2.66%      2.88%
Portfolio turnover                                     13%         18%         18%         27%        10%        12%
Net assets, end of year (000,000)s               $ 75,574    $ 49,893    $ 36,664    $ 20,916    $15,135    $ 8,258
---------------------------------------------------------------------------------------------------------------------


* Net investment income per unit has been calculated based upon an average of month-end units outstanding.

** Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of each year and assumes reinvestment of distributions, if any. The calculation includes only those expenses charged directly to the Lending Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.


*** Zero amounts represent that which are less than $0.005 or 0.005%; or $(0.005) or (0.005)% if negative.

(a) The calculation includes only those expenses charged directly to the Fund, and does not include expenses charged to the funds in which the Fund invests.

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------------------
                                                                                                                         Period
                                                                                                                         Ended
                                                                                                                        December
                                                                    Year Ended December 31,                                31,
                              --------------------------------------------------------------------------------------------------
                                  2003     2002       2001      2000      1999      1998      1997      1996      1995    1994
--------------------------------------------------------------------------------------------------------------------------------
Russell 2000 Index
  Securities Lending Fund
Net investment income*         $  0.36  $    0.37  $  0.41   $  0.44   $  0.39   $  0.38   $  0.36   $  0.32   $  0.03  $  0.21
Distribution of securities
  lending fee income             (0.01)     (0.02)   (0.02)    (0.02)    (0.02)    (0.02)    (0.02)    (0.01)    (0.01)   (0.01)
Net realized and unrealized
  gain (loss)                     9.79      (5.97)    0.21     (1.28)     4.34     (1.06)     4.19      2.45      3.61    (0.46)
Net increase (decrease)          10.15      (5.62)    0.62     (0.86)     4.71     (0.70)     4.53      2.76      3.63    (0.26)
Net asset value
Beginning of period              21.90      27.52    26.92     27.78     23.07     23.77     19.24     16.48     12.85    13.11
End of period                  $ 32.04  $   21.90  $ 27.52   $ 26.92   $ 27.78   $ 23.07   $ 23.77   $ 19.24   $ 16.48  $ 12.85
Total return%**                  46.36     (20.33)    2.33     (3.01)    20.50     (2.88)    23.66     16.81     28.33    (1.98)
Ratio of expenses to average
  net assets (%)(c)(d)            0.04       0.03     0.03      0.03      0.03      0.04      0.06      0.06      0.10     0.07
Ratio of net investment
  income to average net
  assets (%)(c)                   1.36       1.50     1.56      1.57      1.61      1.61      1.63      1.80      1.80     1.61
Portfolio turnover (%)             110         92       91        76        51        57       105       131       103       48
Net assets, end of year
  (000,000)s                   $ 3,930  $   1,949  $ 2,287   $ 1,818   $ 1,904   $ 1,256   $ 1,174   $   951   $   537  $   372
--------------------------------------------------------------------------------------------------------------------------------



* Net investment income per unit has been calculated based upon an average month-end of units outstanding.

** Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and the end of the period and assumes reinvestment of distributions, if any. The calculation includes only those expenses charged directly to the Russell 2000 Index Securities Lending Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(c) 1996 ratios reflect net investment income and expenses attributable to the Russell 2000 Fund from its ownership of other collective investment funds.

(d) The calculation includes only those expenses charged directly to the Fund and does not include expenses charged to the funds in which the Fund invests.



------------------------------------------------------------------------------------------------------------------------------------
                                             Year Ended December 31,                           Year Ended December 31,
                                 ---------------------------------------------------------------------------------------------------
                                     2003        2002        2001        2000       1999       1998       1997       1996       1995
------------------------------------------------------------------------------------------------------------------------------------
Daily EAFE Fund
Net investment income (loss)*(a)  $  (0.00)   $  (0.00)   $  (0.00)   $  (0.00)  $  0.00    $  0.21    $  0.19    $  0.19    $  0.16
Net realized and unrealized gain
  (loss)                              2.87      ( 1.40)     ( 2.42)     ( 1.93)     2.87       1.57      (0.07)      0.29       0.66
Net increase (decrease)               2.87      ( 1.40)     ( 2.42)     ( 1.93)     2.87       1.78       0.12       0.48       0.82
Net asset value
Beginning of period                   7.44        8.84       11.26       13.19     10.32       8.54       8.42       7.94       7.12
End of period                     $  10.31    $   7.44    $   8.84    $  11.26   $ 13.19    $ 10.32    $  8.54    $  8.42    $  7.94
Total return(%)**                    38.52      (15.75)     (21.49)     (14.63)    27.83      20.84       1.43       6.07      11.56
Ratio of expenses to average net
  assets (%)(a)(b)                    0.00        0.00        0.00        0.00      0.00       0.11       0.11       0.19       0.20
Ratio of net investment income to
  average net assets (%)(a)         ( 0.00)       0.00        0.00        0.00      0.00       2.13       2.17       2.31       2.21
Portfolio turnover (%)                 126         117          45         103        47        109          9          5          9
Net assets, end of year (000s)    $    421    $    329    $    432    $    543   $   516    $   490    $   277    $   318    $   154
------------------------------------------------------------------------------------------------------------------------------------


* Net investment income (less) per unit has been calculated based upon an average month-end of units outstanding.

** Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in net asset value per unit between the beginning and end of the year. The calculation includes only those expenses charged directly to the Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(a) Zero amounts represents that which are less than $0.005 or 0.005%; or $(0.005) or (0.005)% if negative.

(b) The calculation includes only those expenses charged directly to the Fund and does not include expenses charged to the funds in which the Fund invests.


--------------------------------------------------------------------------------
A-3 AppendixI: Selected financial data and condensed financial information
--------------------------------------------------------------------------------

A-4 AppendixI: Selected financial data and condensed financial information
--------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------
                                              Year Ended December 31,                         Year Ended December 31,
                                    ------------------------------------------------------------------------------------------------
                                        2003       2002       2001       2000      1999       1998       1997       1996       1995
------------------------------------------------------------------------------------------------------------------------------------
Government Credit Bond
  Fund
Net investment income*               $  0.07    $  0.12    $  0.12    $  0.94   $  0.86    $  0.80    $  0.83    $  0.78    $  0.70
Net realized and unrealized gain
  (loss)                                0.85       1.78       1.21       0.61    ( 1.12)      0.38       0.32     ( 0.42)      1.17
Net increase (decrease)                 0.92       1.90       1.33       1.55    ( 0.26)      1.18       1.15       0.36       1.87
Net asset value
Beginning of year                      18.70      16.80      15.47      13.92     14.18      13.00      11.85      11.49       9.62
End of year                          $ 19.62    $ 18.70    $ 16.80    $ 15.47   $ 13.92    $ 14.18    $ 13.00    $ 11.85    $ 11.49
Total return (%)**                      4.90      11.34       8.60      11.14    ( 1.83)      9.09       9.70       3.13      19.44
Ratio of expenses to average
  net assets (%)(a)                     0.01       0.01       0.01       0.02      0.01       0.01       0.01       0.01       0.01
Ratio of net investment income
  to average net assets (%)             0.35       0.69       0.76       6.50      6.17       5.89       6.73       6.82       6.53
Portfolio turnover (%)                   206         96         65        734       824        478        294        299        611
Net assets, end of year (000s)       $   379    $   457    $   443    $   538   $ 4,808    $ 4,644    $ 4,273    $ 3,060    $ 1,991
------------------------------------------------------------------------------------------------------------------------------------


* Net investment income per unit has been calculated based upon an average of month-end of units outstanding.

** Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of the year. The calculation includes only those expenses charged directly to the Fund. This result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(a) The calculation includes only those expenses charged directly to the Fund and does not include expenses charged to the funds in which the Fund invests.


--------------------------------------------------------------------------------------------------------------
                                                     Year Ended December 31,
                                                     -----------------------
                                      2003            2002             2001            2000            1999
--------------------------------------------------------------------------------------------------------------
Short-Term Investment
  Fund
Net investment income                $0.0122         $0.0197          $0.0437         $0.0643         $0.0522
Net realized gain (loss)*            $0.0000         $0.0000           0.0000          0.0000          0.0000
Net change in net assets
  resulting from operations          $0.0122         $0.0197          $0.0437         $0.0643         $0.0522
Distributions from net
  investment income                 $(0.0122)       $(0.0197)        $(0.0437)       $(0.0643)       $(0.0522)
Total return (%)**                      1.22            1.99%            4.46            6.63            5.35
Ratio of expenses to average
  net assets (%)***                     0.03            0.02%            0.02            0.00            0.00
Ratio of net investment
  income to average net
  assets (%)                            1.22            1.97%            4.37            6.43            5.22
Net assets, end of year (000s)   $46,849,604      $39,508,195     $34,778,514     $27,527,486     $22,958,561
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                                                          Year Ended December 31,
                                                          -----------------------
                                             1998            1997            1996            1995
--------------------------------------------------------------------------------------------------------------
Short-Term Investment
  Fund
Net investment income                       $0.0551         $0.0563         $0.0548         $0.0604
Net realized gain (loss)*                    0.0000          0.0000          0.0000          0.0000
Net change in net assets
  resulting from operations                 $0.0551         $0.0563         $0.0548         $0.0604
Distributions from net
  investment income                        $(0.0551)       $(0.0563)       $(0.0548)       $(0.0604)
Total return (%)**                             5.65            5.77            5.62            6.21
Ratio of expenses to average
  net assets (%)***                            0.00            0.00            0.00            0.00
Ratio of net investment
  income to average net
  assets (%)                                   5.51            5.63            5.48            6.04
Net assets, end of year (000s)          $20,508,724     $18,563,057     $13,762,940     $12,393,148
--------------------------------------------------------------------------------------------------------------



* Zero amounts represent those which are less than $0.00005 or $(0.00005) if negative.


** Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of the year and assumes reinvestment of distributions, if any. It assumes reinvestment of distributions and includes only those expenses charged directly to the Fund.

*** Zero amounts represent that which are less than 0.005% or (0.005%) if negative.

--------------------------------------------------------------------------------

EQUITY INDEX FUND AND LIFECYCLE FUND -
CONSERVATIVE AND LIFECYCLE FUND -
MODERATE: SEPARATE ACCOUNT
NOS. 195, 197 AND 198

Unit values and number of units outstanding for these Funds are shown below.



------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                           Inception
                                    For the years ending December 31,                                                         Date
------------------------------------------------------------------------------------------------------------------------------------
                            1994     1995      1996      1997      1998      1999      2000      2001     2002      2003
------------------------------------------------------------------------------------------------------------------------------------
Equity Index Fund                                                                                                            2/1/94
 Unit Value                $ 9.71  $ 13.12   $ 15.91   $ 20.95   $ 26.65   $ 31.94   $ 28.74   $ 25.03  $ 19.25   $ 24.52
------------------------------------------------------------------------------------------------------------------------------------
 Number of units             515    1,483     2,100     3,713     4,890     6,399     5,746     5,639    5,580     6,253
  outstanding (000's)
------------------------------------------------------------------------------------------------------------------------------------
Lifecycle Fund -
Conservative                                                                                                                 5/1/95
------------------------------------------------------------------------------------------------------------------------------------
 Unit Value                    -   $ 10.59   $ 11.04   $ 12.13   $ 13.37   $ 14.06   $ 14.38   $ 14.34  $ 14.08   $ 15.64
------------------------------------------------------------------------------------------------------------------------------------
 Number of units               -      281       409       596     1,009       906       804       831    1,015     1,143
  outstanding (000's)
------------------------------------------------------------------------------------------------------------------------------------
Lifecycle Fund - Moderate                                                                                                    5/1/95
------------------------------------------------------------------------------------------------------------------------------------
 Unit Value                    -   $ 11.01   $ 12.18   $ 14.14   $ 16.28   $ 18.23   $ 17.74   $ 16.81  $ 15.12   $ 18.15
------------------------------------------------------------------------------------------------------------------------------------
 Number of units               -    6,924     7,241     7,657     7,691     7,262     6,906     6,334    5,937     6,124
  outstanding (000's)
------------------------------------------------------------------------------------------------------------------------------------



A-5 Appendix I: Selected financial data and condensed financial information

Table of contents of
statement of
additional information

--------------------------------------------------------------------------------

TABLE OF CONTENTS


                                                         PAGE
 Funding of the Program                                SAI-2
 Your Responsibilities as Employer                     SAI-2
 Procedures for Withdrawals, Distributions
  and Transfers                                        SAI-3
 Types of Benefits                                     SAI-5
 Provisions of the Plans                               SAI-6
 Additional Investment Policies and Techniques -
  The Underlying State Street Funds                    SAI-10
 Investment Restrictions Applicable to the Funds       SAI-14
 How We Determine the Unit Value for the Funds         SAI-15
 How We Value the Assets of the Funds                  SAI-15
 How State Street Values the Assets of the
  Underlying State Street Funds                        SAI-16
 Transactions by the Underlying State Street Funds     SAI-17
 Investment Management Fee                             SAI-17
 Distribution of the Contracts                         SAI-18
 Equitable Life's Pending Name Change                  SAI-18
 Management: Equitable Life                            SAI-18
 Management: State Street                              SAI-21
 Financial Statements                                  SAI-22




CLIP AND MAIL TO US TO RECEIVE A

STATEMENT OF ADDITIONAL INFORMATION

To: The Equitable Life Assurance Society
      of the United States
    Box 2486 G.P.O.
    New York, NY 10116


Please send me a copy of the Statement of Additional Information for the American Dental Association Members Retirement Program Prospectus dated May 1, 2004 (State Street).



-----------------------------------------------------------------------------
Name


-----------------------------------------------------------------------------
Address


-----------------------------------------------------------------------------

Copyright 2004 by The Equitable Life Assurance Society of the United States. All rights reserved.


--------------------------------------------------------------------------------
S-1 Table of contents of statement of additional information
--------------------------------------------------------------------------------

                                       About Equitable Life




--------------------------------------------------------------------------------

                                       The Equitable Life Assurance Society of
                                       the United States ("Equitable Life") is
                                       the issuer of the group annuity contract that funds the Program. Equitable Life also makes forms of plans and trusts available, and offers recordkeeping and participant services to facilitate the operation of the Program.

                                       Equitable Life is a New York stock life
                                       insurance corporation and has been doing business since 1859. We are a wholly-owned subsidiary of AXA Financial, Inc. (previously The Equitable Companies Incorporated). The sole shareholder of AXA Financial, Inc. is AXA, a French holding company for an international group of insurance and related financial services companies. As the sole shareholder, and under its other arrangements with Equitable Life and Equitable Life's parent, AXA exercises significant influence over the operations and capital structure of Equitable Life and its parent. No company other than Equitable Life's related companies, however, has any legal responsibility to pay amounts that Equitable Life owes under the contract.


                                       AXA Financial, Inc., and its consolidated subsidiaries managed approximately
                                       $508.31 billion in assets as of December
                                       31, 2003. For more than 100 years
                                       Equitable Life has been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. Our home office is located at 1290 Avenue of the Americas, New York, NY 10104.


                                       Effective on or about September 7, 2004, we expect, subject to regulatory approval, to change the name of "The Equitable Life Assurance Society of the United States" to "AXA Equitable Life Insurance Company." When the name change becomes effective, all references in any current prospectus, prospectus supplement or statement of additional information to "The Equitable Life Assurance Society of the United States" will become references to "AXA Equitable Life Insurance Company." Accordingly, all references to "Equitable Life" or "Equitable" will become references to "AXA Equitable."

--------------------------------------------------------------------------------

HOW TO REACH US

You may communicate with our processing office as listed below for the purposes described. Certain methods of contacting us, such as by telephone or electronically may be unavailable or delayed (for example our facsimile service may not be available at all times and/or we may be unavailable due to emergency closing). In addition, the level and type of service available may be restricted based on criteria established by us.


You can reach us as indicated below to obtain:
 o Copies of any plans, trusts, participation agreements, enrollment or other forms used in the Program.
 o  Unit values and other account information under your plan.
 o Any other information or materials that we provide in connection with the Program.

INFORMATION ON JOINING THE PROGRAM

--------------------------------------------------------------------
 BY PHONE:
--------------------------------------------------------------------
 1-800-523-1125
 (Retirement Program Specialists available weekdays
 9am to 5pm Eastern Time)
--------------------------------------------------------------------
 BY REGULAR MAIL:
--------------------------------------------------------------------
 The ADA Members Retirement Program
 c/o Equitable Life, Box 2011
 Secaucus, NJ 07096
--------------------------------------------------------------------
 BY REGISTERED, CERTIFIED,
 OR OVERNIGHT DELIVERY:
--------------------------------------------------------------------
 The ADA Members Retirement Program
 c/o Equitable Life
 200 Plaza Drive, Second Floor
 Secaucus, NJ 07094
--------------------------------------------------------------------
 BY INTERNET:
--------------------------------------------------------------------
 The ADA Members Retirement Program Website www.equitable.com/ada, provides information about the Program, as well as several interactive tools and resources that can help answer some of your retirement planning questions. The Website also provides an email feature that can be accessed by clicking on either "Contact Us" or "Send E-Mail to the Equitable."

INFORMATION ONCE YOU JOIN THE PROGRAM

--------------------------------------------------------------------
 BY PHONE:
--------------------------------------------------------------------
 1-800-223-5790 in the US or 1-800-223-5790-0 from France,
 United Kingdom, Italy, Switzerland, Israel and Republic of Korea (Account Executives available weekdays 9am to 5pm Eastern Time)

--------------------------------------------------------------------
 TOLL-FREE AIMS FOR AMOUNTS IN THE TRUST:
--------------------------------------------------------------------
 By calling 1-800-223-5790 or 1-800-223-5790-0 you may, with your assigned personal security code, use AIMS to:
 o Transfer assets between investment options and obtain account information.
 o Change the allocation of future contributions and maturing guaranteed options.
 o Hear investment performance information, including investment fund unit values and current guaranteed option interest rates.

 AIMS operates 24 hours a day. You may speak with our Account
 Executives during regular business hours about any matters covered by AIMS.



----------------------------------------------------------------------
 BY INTERNET FOR AMOUNTS IN THE TRUST:
----------------------------------------------------------------------
 By logging on to www.equitable.com/ada, Participant Services you may, with your social security number and your assigned personal security code, use the Internet to access certain retirement account information such as:
 o Investment performance, current and historical, investment fund unit values, and current guaranteed option interest rates.
 o Transfer assets between investment options and obtain account balance information
 o Change the allocation of future contributions and maturing guaranteed options.
----------------------------------------------------------------------
 BY REGULAR MAIL:
----------------------------------------------------------------------
 (correspondence): The ADA Members
                   Retirement Program
                   Box 2486 G.P.O.
                   New York, NY 10116
----------------------------------------------------------------------
 FOR CONTRIBUTION CHECKS ONLY:
----------------------------------------------------------------------
 The Association Members
 Retirement Program
 P.O. Box 1599
 Newark, NJ 07101-9764
----------------------------------------------------------------------
 FOR REGISTERED, CERTIFIED, OR OVERNIGHT DELIVERY:
----------------------------------------------------------------------
 The ADA Members
 Retirement Program
 c/o Equitable Life
 200 Plaza Drive, 2B-55
 Secaucus, NJ 07094
----------------------------------------------------------------------
 BY E-MAIL:
----------------------------------------------------------------------



 We welcome your comments and questions regarding the ADA Retirement Program. If you have a comment or suggestion about the ADA Website we would appreciate hearing from you. Go to www.equitable.com/ada, Participant Services and click on "Contact Us" or click on "email the ADA Members Retirement Program."


No person is authorized by The Equitable Life Assurance Society of the United States to give any information or make any representations other than those contained in this prospectus and the SAI, or in other printed or written material issued by Equitable Life. You should not rely on any other information or representation.

--------------------------------------------------------------------------------
                      STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

MAY 1, 2004


                          AMERICAN DENTAL ASSOCIATION
                           MEMBERS RETIREMENT PROGRAM
                                (STATE STREET)
--------------------------------------------------------------------------------

This Statement of Additional Information ("SAI") is not a prospectus. You should read this SAI in conjunction with Equitable Life's prospectus dated May 1, 2004 for the American Dental Association Members Retirement Program describing the EQUITY INDEX FUND AND THE LIFECYCLE FUND-CONSERVATIVE AND THE LIFECYCLE FUND-MODERATE.


A copy of the prospectus to which this SAI relates is available at no charge by writing to the ADA Members Retirement Program at Box 2486 G.P.O., New York, New York 10116 or by calling our toll-free telephone number 1-800-223-5790 in the U.S., or 1-800-223-5790-0 from France, Israel, Italy, Republic of Korea, Switzerland, United Kingdom. Definitions of special terms used in this SAI are found in the prospectus.


Certain of the cross references in this SAI are contained in the prospectus dated May 1, 2004 to which this SAI relates.


                              CONTENTS OF THIS SAI


                                                                     PAGE IN SAI
                                                                     -----------
The Program .......................................................    SAI-2
  Funding of the Program ..........................................    SAI-2
  Your Responsibilities as Employer ...............................    SAI-2
  Procedures for Withdrawals, Distributions and Transfers .........    SAI-3
     Pre-Retirement Withdrawals ...................................    SAI-3
     Benefit Distributions ........................................    SAI-3
     Death Benefit ................................................    SAI-4
     Eligible Rollover Distributions and Federal Income Tax
       Withholding ................................................    SAI-4
  Types of Benefits ...............................................    SAI-5
  Provisions of the Plans .........................................    SAI-6
     Plan Eligibility Requirements ................................    SAI-6
     Contributions to Qualified Plans .............................    SAI-7
     Contributions to the Plans ...................................    SAI-7
     Allocation of Contributions ..................................    SAI-9


                                                                     PAGE IN SAI
                                                                    ------------
     The Plans and Section 404(c) of ERISA ........................    SAI-9
     Vesting ......................................................    SAI-9
Additional Investment Policies and Techniques -- The Underlying
  State Street Funds ..............................................    SAI-10
Investment Restrictions Applicable to the Funds ...................    SAI-14
How We Determine Unit Value for the Funds .........................    SAI-15
How We Value the Assets of the Funds ..............................    SAI-15
How State Street Values the Assets of the Underlying State Street
  Funds ...........................................................    SAI-16
Transactions by The Underlying State Street Funds .................    SAI-17
Investment Management Fee .........................................    SAI-17
Distribution of the Contracts .....................................    SAI-18
Equitable Life's Pending Name Change ..............................    SAI-18
Management: Equitable Life ........................................    SAI-18
Management: State Street ..........................................    SAI-21
Financial Statements ..............................................    SAI-22


----------

Copyright 2004 by The Equitable Life Assurance Society of The United States, 1290 Avenue of the Americas, New York, N.Y. 10104. All rights reserved.

--------------------------------------------------------------------------------
THE PROGRAM


The Program consists of the Master Plan and Volume Submitter Plan (the "Plans") and the Investment Only plans made available to members of the American Dental Association and their eligible employees. The following information regarding the Program is provided solely to provide a more complete understanding of how the investment funds available under Equitable Life's group annuity contract operate within the Program. In addition to issuing the group annuity contract under which the investment funds are available, we also provide administrative support, recordkeeping and marketing services in connection with the Program. We provide these services pursuant to an administrative services agreement between the ADA Trustees (who are currently the members of the ADA Council on Member Insurance and Retirement Programs ("Trustees" or "ADA Trustees")) and Equitable Life. This agreement would normally terminate when the group annuity contract with Equitable Life terminates.


FUNDING OF THE PROGRAM

The Program is primarily funded through a group annuity contract issued to the ADA Trustees by Equitable Life. The contract governs the Investment Funds that are provided by Equitable Life under the Program. The ADA Trustees hold all contracts for the benefit of employers and participants in the Program.

The ADA Trustees and Equitable Life also have an administrative services agreement for administrative support, recordkeeping and marketing services provided by Equitable Life. This agreement would normally terminate when the group annuity contract with Equitable Life terminates.

YOUR RESPONSIBILITIES AS EMPLOYER


If you adopt one of the Plans, you as the employer and plan administrator will have certain responsibilities, including:


     o sending us your contributions at the proper time and in the proper format (including contribution type and fiscal year);

     o  maintaining all personnel records necessary for administering your plan;

     o  determining who is eligible to receive benefits;

     o forwarding to us, and when required, signing, all the forms your employees are required to submit;

     o distributing summary plan descriptions and participant annual reports to your employees and former employees;

     o distributing our prospectuses and confirmation notices to your employees and, in some cases, former employees;

     o filing an annual information return for your plan with the Department of Labor, if required;

     o providing us the information with which to run special non-discrimination tests, if you have a 401(k) plan or your plan accepts post-tax employee or employer matching contributions;

     o determining the amount of all contributions for each participant in the plan;

     o forwarding salary deferral and post-tax employee contributions to us as soon as possible (and, in any event, no later than the 15th business day of the month following the month in which the employer withholds or receives participant contributions);

     o selecting interest rates and monitoring default procedures if you elect the loan provision in your plan; and

     o providing us with written instructions for allocating amounts in the plan's forfeiture account.

If you, as an employer, have an individually designed plan, your responsibilities will not be increased in any way by adopting the Pooled Trust for investment only. If you adopt our self-directed prototype plan,

                                     SAI-2

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you will be completely responsible for administering the plan and complying with all of the reporting and disclosure requirements applicable to qualified plans, with the assistance of the recordkeeper of your choice.

We can provide guidance and assistance in the performance of your responsibilities. If you have questions about any of your obligations, you can contact our Account Executives at 1-800-223-5790 or write to us at Box 2486 G.P.O., New York, New York 10116.

PROCEDURES FOR WITHDRAWALS, DISTRIBUTIONS AND TRANSFERS


PRE-RETIREMENT WITHDRAWALS. Under the Plans, self-employed persons generally may not receive a distribution prior to age 591/2, and employees generally may not receive a distribution prior to separation from service. However, if the Plans are maintained as a profit sharing plan, you may request distribution of benefits after you reach age 591/2 even if you are still working. If the Plans are maintained as a 401(k) plan and you are under age 591/2, you may withdraw your own 401(k) contributions only if you can demonstrate financial hardship within the meaning of applicable income tax regulations. Each withdrawal must be at least $1,000 (or, if less, your entire account balance or the amount of your hardship withdrawal under a 401(k) plan). If your employer terminates the plan, all amounts (subject to GRA restrictions) may be distributed to participants at that time (except salary deferral amounts if there is a successor plan).

You may withdraw all or part of your account balance under the Plans attributable to post-tax employee contributions at any time, subject to any withdrawal restrictions applicable to the Investment Options, provided that you withdraw at least $300 at a time (or, if less, your account balance attributable to post-tax employee contributions). See "Tax Information" in the prospectus.


We pay all benefit payments (including withdrawals due to plan terminations) in accordance with the rules described below in the "Benefit Distributions" discussion. We effect all other participant withdrawals as of the close of the business day we receive the properly completed form.

Under the self-directed prototype plan you may receive a distribution upon attaining normal retirement age as specified in the plan, or upon separation from service. If your employer maintains the self-directed prototype plan as a profit sharing plan, an earlier distribution of funds that have accumulated after two years is available if you incur a financial hardship, as defined in the plan.

In addition, if you are married, your spouse may have to consent in writing before you can make any type of withdrawal, except for the purchase of a Qualified Joint and Survivor Annuity. See "Spousal Consent Requirement" below.

Under an individually designed plan, the availability of pre-retirement withdrawals depends on the terms of the plan. We suggest that you ask your employer what types of withdrawals are available under your plan.

Transfers and withdrawals from the Equity Index Fund may be delayed if there is any delay in redemption of shares of the SSgA S&P 500 Index Fund. We generally do not expect any such delays.

Transfers and withdrawals from the Lifecycle Funds-Conservative and Moderate may be delayed if there is any delay in redemption of units of the Lifecycle Fund Group Trusts. We generally do not expect any such delays.


BENEFIT DISTRIBUTIONS. In order for you to begin receiving benefits under either of the Plans, your employer must send us your properly completed Election of Benefits form and, if applicable, Beneficiary Designation form. Benefit payments will be made according to the provisions of your plan.


                                     SAI-3

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Under an individually designed plan and our self-directed prototype plan, your employer must send us a Request for Disbursement Form. We will process single sum payments to your plan's trustee as of the close of business on the day we receive a properly completed form. If you wish to receive annuity payments, your plan's trustee may purchase a variable annuity contract from us. Fixed annuities are available from insurance companies selected by the Trustees. See "Types of Benefits." We will pay annuity payments directly to you and payments will commence according to the provisions of your plan.

Transfers and withdrawals from the Equity Index Fund may be delayed if there is any delay in redemption of shares of the SSgA S&P 500 Index Fund. We generally do not expect any such delays.

Transfers and withdrawals from the Lifecycle Funds-Conservative and Moderate may be delayed if there is any delay in redemption of units of the Lifecycle Fund Group Trusts. We generally do not expect any such delays.

Please note that we use the value of your vested benefits at the close of the business day payment is due to determine the amount of benefits you receive. We will not, therefore, begin processing your check until the following business day. You should expect your check to be mailed within five days after processing begins. Annuity checks can take longer. If you buy a fixed annuity, your check will come from the insurance company you selected. If you are withdrawing more than $50,000 and you would like expedited delivery at your expense, you may request it on your Election of Benefits form.


DEATH BENEFIT. If a participant in either of the Plans dies without designating a beneficiary, the vested benefit will automatically be paid to the spouse or, if the participant is not married, to the first surviving class of his or her
(a) children, (b) parents and (c) brothers and sisters. If none of them survive, the participant's vested benefit will be paid to the participant's estate. If a participant in our prototype self-directed plan dies without designating a beneficiary, the vested benefit will automatically be paid to the spouse or, if the participant is not married, to the first surviving class of his or her (a) children, (b) grandchildren, (c) parents, (d) brothers and sisters and (e) nephews and nieces. If none of them survive, the participant's vested benefit will be paid to the participant's estate.


ELIGIBLE ROLLOVER DISTRIBUTIONS AND FEDERAL INCOME TAX WITHHOLDING. All "eligible rollover distributions" are subject to mandatory Federal income tax withholding of 20% unless the participant elects to have the distribution directly rolled over to a qualified plan or traditional individual retirement arrangement (IRA). An "eligible rollover distribution" is generally any distribution that is not one of a series of substantially equal periodic payments made (not less frequently than annually): (1) for the life (or life expectancy) of the plan participant or the joint lives (or joint life expectancies) of the plan participant and his or her designated beneficiary, or
(2) for a specified period of 10 years or more. In addition, the following are not subject to mandatory 20% withholding:

     o  hardship withdrawals;

     o  certain corrective distributions under Code Section 401(k) plans;

     o  loans that are treated as distributions;

     o a distribution to a beneficiary other than to a surviving spouse or a current or former spouse under a qualified domestic relations order; and

     o  required minimum distributions under Code Section 401(a)(9).

If we make a distribution to a participant's surviving spouse, or to a current or former spouse under a qualified domestic relations order, the distribution may be an eligible rollover distribution, subject to mandatory 20% withholding, unless one of the exceptions described above applies.

If a distribution is not an "eligible rollover distribution", we will withhold income tax from all taxable payments unless the recipient elects not to have income tax withheld.

                                     SAI-4

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TYPES OF BENEFITS


Under the Plans, and under most self-directed prototype plans, you may select one or more of the following forms of distribution once you are eligible to receive benefits. If your employer has adopted an individually designed plan or a self-directed prototype profit sharing plan that does not offer annuity benefits, not all of these distribution forms may be available to you. We suggest you ask your employer what types of benefits are available under your plan.


QUALIFIED JOINT AND SURVIVOR ANNUITY. An annuity providing equal monthly payments for your life and, after your death, for your surviving spouse's life. No payments will be made after you and your spouse die, even if you have received only one payment prior to the last death. THE LAW REQUIRES THAT IF THE VALUE OF YOUR VESTED BENEFITS EXCEEDS $5,000, YOU MUST RECEIVE A QUALIFIED JOINT AND SURVIVOR ANNUITY UNLESS YOUR SPOUSE CONSENTS IN WRITING TO A CONTRARY ELECTION. Please see "Spousal Consent Requirements" below.

LUMP SUM PAYMENT. A single payment of all or part of your vested benefits. If you take a lump sum payment of only part of your balance, it must be at least $1,000. If your vested benefit is $5,000 or less, you will receive a lump sum payment of the entire amount.

PERIODIC INSTALLMENTS. Monthly, quarterly, semi-annual or annual payments over a period of at least three years, where the initial payment on a monthly basis is at least $300. You can choose either a time-certain payout, which provides variable payments over a specified period of time, or a dollar-certain payout, which provides level payments over a variable period of time. During the installment period, your remaining account balance will be invested in whatever investment options you designate, each payment will be drawn pro rata from all the investment options you have selected. If you die before receiving all the installments, we will make the remaining payments to your beneficiary, subject to IRS minimum distribution rules and beneficiary election. Except in the case of participant accounts transferred from defined contribution plans, we do not offer installments for benefits under the individually designed plans or our self-directed prototype plan. For special conditions applying to installment payments involving the Guaranteed Rate Accounts, please refer to the prospectus and SAI for these options.

LIFE ANNUITY. An annuity providing monthly payments for your life. No payments will be made after your death, even if you have received only one payment prior to your death.

LIFE ANNUITY--PERIOD CERTAIN. An annuity providing monthly payments for your life or, if longer, a specified period of time. If you die before the end of that specified period, payments will continue to your beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years. The longer the specified period, the smaller the monthly payments will be.

JOINT AND SURVIVOR ANNUITY. An annuity providing monthly payments for your life and that of your beneficiary. You may specify the percentage of the original annuity payment to be made to your beneficiary. Subject to legal limitations, that percentage may be 100%, 75%, 50%, or any other percentage you specify.

JOINT AND SURVIVOR ANNUITY--PERIOD CERTAIN. An annuity providing monthly payments for your life and that of your beneficiary or, if longer, a specified period of time. If you and your beneficiary both die before the end of the specified period, payments will continue to your contingent beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years and the percentage of the annuity payment to be made to your beneficiary (as noted above under Joint and Survivor Annuity). The longer the specified period, the smaller your monthly payments will be.

CASH REFUND ANNUITY. An annuity providing equal monthly payments for your life with a guarantee that the sum of those payments will be at least equal to the portion of your vested benefits used to purchase the annuity. If upon your death the sum of the monthly payments to you is less than that amount, your beneficiary will receive a lump sum payment of the remaining guaranteed amount.

                                     SAI-5

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FIXED AND VARIABLE ANNUITY CHOICES

Under a Qualified Joint and Survivor Annuity or a Cash Refund Annuity, the amount of the monthly payments is fixed at retirement and remains level throughout the distribution period. Under the Life Annuity, Life Annuity--Period Certain, Joint and Survivor Annuity and Joint and Survivor Annuity--Period Certain, you may select either fixed or variable payments. All forms of variable annuity benefits under the Program will be provided by us. The payments under variable annuity options reflect the investment performance of the Growth Equity Fund. If you are interested in a variable annuity, when you are ready to select your benefit please ask our Account Executives for our variable annuity prospectus supplement.

Fixed annuities will be issued by insurance companies selected by the ADA Trustees from time to time. We do not currently offer fixed annuities under the Program. Upon your request, the companies selected by the Trustees will provide annuity benefit information. We have no further responsibility for the amount used to purchase a fixed annuity once it has been sent to the insurance company you select. The cost of a fixed annuity is determined by each issuing insurance company. Your Account Executive has more details regarding the insurance companies currently providing annuity benefits under the Program.

SPOUSAL CONSENT REQUIREMENTS


Under the Plans, you may designate a non-spouse beneficiary any time after the earlier of: (1) the first day of the plan year in which you attain age 35, or
(2) the date on which you separate from service with your employer. If you designate a beneficiary other than your spouse prior to your reaching age 35, your spouse must consent to the designation and, upon your reaching age 35, must again give his or her consent or the designation will lapse. In order for you to make a withdrawal, elect a form of benefit other than a Qualified Joint and Survivor Annuity or designate a non-spouse beneficiary, your spouse must consent to your election in writing within the 90 day period before your annuity starting date. To consent, your spouse must sign on the appropriate line on your election of benefits or beneficiary designation form. Your spouse's signature must be witnessed by a notary public or plan representative.


If you change your mind, you may revoke your election and elect a Qualified Joint Survivor Annuity or designate your spouse as beneficiary, simply by filing the appropriate form. Your spouse's consent is not required for this revocation.

It is also possible for your spouse to sign a blanket consent form. By signing this form, your spouse consents not just to a specific beneficiary or, with respect to the waiver of the Qualified Joint and Survivor Annuity, the form of distribution, but gives you the right to name any beneficiary, or if applicable, form of distribution you want. Once you file such a form, you may change your election whenever you want, even without spousal consent. No spousal consent to a withdrawal or benefit in a form other than a Qualified Joint and Survivor Annuity is required under certain self-directed prototype profit sharing plans that do not offer life annuity benefits.


PROVISIONS OF THE MASTER PLAN


PLAN ELIGIBILITY REQUIREMENTS. Under the Plans, the employer specifies the eligibility requirements for its plan in the Adoption Agreement. The employer may exclude any employee who has not attained a specified age (not to exceed 21) and completed a specified number of years (not to exceed two) in each of which he completed 1,000 hours of service. No more than one year of eligible service may be required for a 401(k) arrangement.


The employer may also exclude salaried dentists (those with no ownership interest in the practice), employees of related employers, leased employees and certain other types of employees at the employer's election, provided such exclusion does not cause the plan to discriminate in favor of "highly compensated" employees (defined below).

                                     SAI-6

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CONTRIBUTIONS TO QUALIFIED PLANS. We outline below the current Federal income tax rules relating to contributions under qualified retirement plans. This outline assumes that you are not a participant in any other qualified retirement plan.

The employer deducts contributions to the plan in the year it makes them. As a general rule, an employer must make contributions for any year by the due date (including extensions) for filing its Federal income tax return for that year. However, Department of Labor ("DOL") rules generally require that the employer contribute participants' salary deferral (or post-tax employee contribution) amounts under a 401(k) plan as soon as possible after the payroll period applicable to a deferral. In any event, the employer must make these contributions no later than the 15th business day of the month following the month in which the employer withholds or receives participant contributions.

If the employer contributes more to the plan than it may deduct under the rules we describe below, the employer (a) may be liable for a 10% penalty tax on that nondeductible amount and (b) may risk disqualifying the plan.

CONTRIBUTIONS TO THE MASTER PLAN. The employer makes annual contributions to its plan based on the plan's provisions.


An employer that adopts either of the Plans as a profit sharing plan makes discretionary contributions as it determines annually. The aggregate employer contribution to the plan may not exceed 25% of all participants' compensation for the plan year. For plan purposes, compensation for self-employed persons does not include deductible plan contributions on behalf of the self-employed person.


A 401(k) arrangement is available as part of the profit sharing plan. Employees may make pre-tax contributions to a plan under a 401(k) arrangement. The maximum amount that highly compensated employees may contribute depends on (a) the amount that non-highly compensated employees contribute and (b) the amount the employer designates as a nonforfeitable 401(k) contribution. Different rules apply to a SIMPLE 401(k) or safe harbor 401(k).


For 2004, a "highly compensated" employee, for this purpose, is (a) an owner of more than 5% of the practice, or (b) anyone with earnings of more than $90,000 from the practice in 2003. For (b), the employer may elect to include only employees in the highest paid 20%. In any event, the maximum amount each employee may defer is limited to $13,000 for 2004 (which amount shall increase by $1,000 each year up to 2006), reduced by that employee's salary reduction contributions to simplified employee pension plans established before 1997 (SARSEPs), SIMPLE plans, employee contributions to tax deferred Section 403(b) arrangements, and contributions deductible by the employee under a trust described under Section 501(c)(18) of the Internal Revenue Code. The maximum amount a participant may defer in a SIMPLE 401(k) plan for 2004 is $9,000.

Effective January 1, 2004, an additional "catch-up" elective deferral of up to $3,000 can be made by any employees who are at least age 50 at any time during 2004. (Catch up elective deferral amount increases $1,000 per year through 2006.)


Matching contributions to a 401(k) plan on behalf of a self-employed individual are no longer treated as elective deferrals, and are the same as matching contributions for other employees.

Employers may adopt a safe harbor 401(k) arrangement. Under this arrangement, an employer agrees to offer a matching contribution equal to (a) 100% of salary deferral contributions up to 3% of compensation and (b) 50% of salary deferral contributions that exceed 3% but are less than 5% of compensation or a 3% non-elective contribution to all eligible employees. These contributions must be non-forfeitable. If the employer makes these contributions and meets the notice requirements for safe harbor 401(k) plans, the plan is not subject to non-discrimination testing on salary deferral and matching or non-elective contributions.

                                     SAI-7

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If the employer adopts the Master Plan as a defined contribution pension plan, its contribution is equal to the percentage of each participant's compensation that the Adoption Agreement specifies.


Under any type of plan, an employer must disregard compensation in excess of $205,000 in 2004 in making contributions. This amount will be adjusted for cost-of-living changes in future years in $5,000 increments rounded to the next lowest multiple of $5,000. An employer may integrate contributions with Social Security. This means that contributions, for each participant's compensation, that exceed the integration level may be greater than contributions for compensation below the integration level. The Federal tax law imposes limits on this excess. Your Account Executive can help you determine the legally permissible contribution.

Except in the case of certain non-top heavy plans, contributions for non-key employees must be at least 3% of compensation (or, under the profit sharing plan, the percentage the employer contributes for key employees, if less than 3%). In 2004, "key employee" means (a) an officer of the practice with earnings of more than $130,000 or (b) an owner of more than 5% of the practice, or (c) an owner of more than 1% of the practice with earnings of more than $150,000. For purposes of (a), no more than 50 employees (or, if less, the greater of three or 10% of the employees) shall be treated as officers.


Certain plans may also permit participants to make post-tax contributions. We will maintain a separate account to reflect each participant's post-tax contributions and the earnings (or losses) on those contributions. Post-tax contributions are subject to complex rules under which the maximum amount that a highly compensated employee may contribute depends on the amount that non-highly compensated employees contribute. BEFORE PERMITTING ANY HIGHLY-COMPENSATED EMPLOYEE TO MAKE POST-TAX CONTRIBUTIONS, THE EMPLOYER SHOULD VERIFY THAT IT HAS PASSED ALL NON-DISCRIMINATION TESTS. If an employer employs only "highly compensated" employees (as defined above), the plan will not accept post-tax contributions. In addition, the employer may make matching contributions to certain plans, i.e., contributions based on the amount of post-tax or pre-tax 401(k) contributions that plan participants make. Special non-discrimination rules apply to matching contributions. These rules may limit the amount of matching contributions that an employer may make for highly compensated employees. These non-discrimination rules for matching contributions do not apply to SIMPLE and safe harbor 401(k) plans.

Contributions (including forfeiture amounts) for each participant may not exceed the lesser of (a) $40,000 and (b) 100% of the participant's earnings (excluding, in the case of self-employed persons, all deductible plan contributions). The participant's post-tax contributions count toward this limitation.

Each participant's account balance equals the sum of the amounts accumulated in each investment option. We will maintain separate records of each participant's interest in each of the investment options attributable to employer contributions, 401(k) non-elective contributions, 401(k) elective contributions, post-tax employee contributions, SIMPLE employer, safe harbor non-elective, safe harbor matching and employer matching contributions. We will also account separately for any amounts rolled over or transferred from an IRA or eligible employer plan. Our records will also reflect each participant's percentage of vesting (see below) in his account balance attributable to employer contributions and employer matching contributions.

The participant will receive an individual confirmation of each transaction (including the deduction of record maintenance and report fees). The participant will also receive an annual statement showing the participant's account balance in each investment option attributable to each type of contribution. Based on information that you supply, we will run the required special non-discrimination tests (Actual Deferral Percentage and Actual Contribution Percentage) applicable to (a) 401(k) plans (other than SIMPLE 401(k) and safe harbor 401(k)) and (b) plans that accept post-tax employee contributions or employer matching contributions.


Non-discrimination tests do not apply to SIMPLE 401(k) plans, if the employer makes (a) a matching contribution equal to 100% of the amount each participant deferred, up to 3% of compensation, or (b) a 2% non-elective contribution to all eligible employees. The employer must also follow the notification and filing requirements outlined in the Plans to avoid non-discrimination tests.


                                     SAI-8

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Under a SIMPLE 401(k) the employer must offer all eligible employees the opportunity to defer part of their salary into the plan and make either a matching or non-elective contribution. The matching contribution must be 100% of the salary deferral amount up to 3% of compensation. The non-elective contribution is 2% of compensation, which the employer must make for all eligible employees, even those not deferring. The matching or non-elective contribution must be non-forfeitable. The employer must notify employees which contribution the employer will make 60 days before the beginning of the year.

Elective deferrals to a 401(k) plan are subject to applicable FICA (social security), Medicare and FUTA (unemployment) taxes. They may also be subject to state income tax.


ALLOCATION OF CONTRIBUTIONS. You, as employer or participant, may allocate contributions among any number of the investment options. You may change allocation instructions at any time, and as often as needed, by calling our Account Investment Management System ("AIMS") or accessing the Website on the Internet. New instructions become effective on the business day we receive them. Employer contributions may be allocated in different percentages than employee contributions. The allocation percentages elected for employer contributions automatically apply to any 401(k) qualified non-elective contributions, qualified matching contributions, employer matching contributions, SIMPLE employer, safe harbor non-elective, safe harbor matching contributions and rollover contributions. Your allocation percentages for employee contributions automatically apply to any post-tax employee contributions and 401(k) salary deferral contributions. IF WE HAVE NOT RECEIVED VALID INSTRUCTIONS, WE WILL ALLOCATE CONTRIBUTIONS TO THE MONEY MARKET GUARANTEE ACCOUNT. You may, of course, transfer to another investment option at any time.

THE PLANS AND SECTION 404(C) OF ERISA. The Plans are a participant directed individual account plan designed to comply with the requirements of Section 404(c) of ERISA. Section 404(c) of ERISA, and the related Department of Labor
(DOL) regulation, provide that if a participant or beneficiary exercises control over the assets in his or her plan account, plan fiduciaries will not be liable for any loss that is the direct and necessary result of the participant's or beneficiary's exercise of control. This means that if the employer plan complies with Section 404(c), participants can make and are responsible for the results of their own investment decisions.


Section 404(c) plans must, among other things, (a) make a broad range of investment choices available to participants and beneficiaries and (b) provide them with adequate information to make informed investment decisions. The Investment Options and documentation available under the ADA Program provide the broad range of investment choices and information needed in order to meet the requirements of Section 404(c). However, while our suggested summary plan descriptions, annual reports, prospectuses, and confirmation notices provide the required investment information, the employer is responsible for distributing this information in a timely manner to participants and beneficiaries. You should read this information carefully before making your investment decisions.


VESTING. Vesting refers to the participant's rights with respect to that portion of a participant's Account Balance attributable to employer contributions under the Plans. If a participant is "vested," the amount or benefit in which the participant is vested belongs to the participant, and may not be forfeited. The participant's Account Balance attributable to (a) 401(k) contributions (including salary deferral, qualified non-elective and qualified matching contributions), (b) post-tax employee contributions and (c) rollover contributions always belong to the participant, and is nonforfeitable at all times.

A participant becomes fully vested in all benefits if still employed at death, disability, attainment of normal retirement age or upon termination of the plan. If the participant terminates employment before that time, any benefits that have not yet vested under the plan's vesting schedule are forfeited. The normal retirement age is 65 under the Plans unless the employer elects a lower age on its Adoption Agreement.


Benefits must vest in accordance with any of the schedules below or one at least as favorable to participants;

                                     SAI-9

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                   SCHEDULE A     SCHEDULE B     SCHEDULE C     SCHEDULE E

      YEARS OF       VESTED         VESTED         VESTED         VESTED
       SERVICE     PERCENTAGE     PERCENTAGE     PERCENTAGE     PERCENTAGE
     ----------   ------------   ------------   ------------   ------------
          1             0%             0%             0%           100%
          2           100             20              0            100
          3           100             40            100            100
          4           100             60            100            100
          5           100             80            100            100
          6           100            100            100            100

If the plan requires more than one year of service for participation in the plan, the plan must use Schedule E.


Provided the employer plan is not "top-heavy," within the meaning of Section 416 of the Code, and provided that the plan does not require more than one year of service for participation, an employer may, in accordance with provisions of the Plans, instead elect one of the following vesting schedules or one at least as favorable to participants, further provided, however the following schedule is not available for matching contributions made in plan years beginning after 2002:


                                    SCHEDULE F     SCHEDULE G

                     YEARS OF         VESTED         VESTED
                     SERVICE        PERCENTAGE     PERCENTAGE
                 ---------------   ------------   -----------
                   less than 3           0%             0%
                        3               20              0
                        4               40              0
                        5               60            100
                        6               80            100
                        7              100            100

All contributions to a SIMPLE 401(k) plan are 100% vested and not subject to the vesting schedule above. This rule, however, does not apply to employer and matching contributions made to a plan before the plan is amended to become a SIMPLE 401(k) plan. Non-elective and matching contributions required under a safe harbor 401(k) arrangement are 100% vested and not subject to the vesting schedule above.

Matching contributions are required to vest at least as quickly as under a 3-year cliff or a 6-year "graded vesting" schedule. The 6-year schedule requires 20% vesting after 2 years of service increasing 20% per year thereafter.

ADDITIONAL INVESTMENT POLICIES AND TECHNIQUES -- THE UNDERLYING STATE STREET
FUNDS


The following discussion supplements the discussion of the investment policies and techniques of the Underlying State Street Funds for the Lifecycle Fund Group Trusts included under the section entitled "Program investment options" in the prospectus. Also discussed hereunder are the investment restrictions applicable to investments made by such Underlying State Street Funds. As a general matter, you should note that the S&P 500 Flagship Fund, the Russell 2000 Index Securities Lending Fund, and the Daily EAFE Fund are index funds and, therefore, not "actively" managed like other collective investment funds. Each of these Underlying State Street Funds utilizes a "passive" investment approach, attempting to duplicate the investment performance of its benchmark index through automated statistical analytic procedures. See the section of the prospectus entitled "Program investment options -- Risks and investment techniques: Lifecycle Fund Group Trusts and Underlying State Street Funds -- In general" for further discussion of this method of management. Therefore, some of the policies and investment techniques discussed below may not be engaged in to the same extent as if these funds were actively managed.

                                     SAI-10

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Certain Underlying State Street Funds may invest in other collective investment funds and mutual funds. As a result, through their investments in other funds, these Underlying State Street Funds may indirectly engage in the investment techniques described herein and will be indirectly exposed to all risks associated with those investment techniques.


U.S. GOVERNMENT SECURITIES. The Underlying State Street Funds may invest in securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities, which include U.S. Treasury securities that differ in their interest rates, maturities and times of issuance. Treasury Bills have initial maturities of one year or less; Treasury Notes have initial maturities of one to ten years; and Treasury Bonds generally have initial maturities of greater than ten years. Obligations issued or guaranteed by U.S. Government agencies and instrumentalities are supported in one of the following ways: (a) by the full faith and credit of the U.S. Treasury; (b) by the right of the issuer to borrow from the Treasury; (c) by discretionary authority of the U.S. Government to purchase certain obligations of the agency or instrumentality; or (d) only by the credit of the agency or instrumentality. These securities bear fixed, floating or variable rates of interest. Principal and interest may fluctuate based on generally recognized reference rates or the relationship of rates. While the U.S. Government provides financial support to such U.S. Government-sponsored agencies or instrumentalities, no assurance can be given that it will always do so, since it is not so obligated by law.

FOREIGN GOVERNMENT OBLIGATIONS; SECURITIES OF SUPRANATIONAL ENTITIES. Certain of the Underlying State Street Funds may invest in obligations issued or guaranteed by one or more foreign governments or any of their political subdivisions, agencies or instrumentalities, if State Street determines that the obligations are of comparable quality to the other obligations in which such Underlying State Street Fund may invest. Such securities also include debt obligations of supranational entities. Supranational entities include international organizations designated or supported by governmental entities to promote economic reconstruction or development and international banking institutions and related government agencies. The percentage of such Underlying State Street Fund's assets invested in securities issued by foreign governments will vary depending on the relative yields of such securities, the economic and financial markets of the countries in which the investments are made and the interest rate climate of such countries.

BANK OBLIGATIONS. The Underlying State Street Funds may invest in bank obligations, including certificates of deposit, time deposits, bankers' acceptances and other short-term obligations of domestic banks, foreign subsidiaries of domestic banks, foreign branches of domestic banks, and domestic and foreign branches of foreign banks, domestic savings and loan associations and other banking institutions. With respect to such securities issued by foreign branches of domestic banks, foreign subsidiaries of domestic banks, and domestic and foreign branches of foreign banks, such Underlying State Street Fund may be subject to additional investment risks that are different in some respects from those incurred by a fund which invests only in debt obligations of U.S. domestic issuers. These risks include possible future political and economic developments, the possible imposition of foreign withholding taxes on interest income payable on the securities, the possible establishment of exchange controls or the adoption of other foreign governmental restrictions which might adversely affect the payment of principal and interest on these securities and the possible seizure or nationalization of foreign deposits.

Certificates of deposit are negotiable certificates evidencing the obligation of a bank to repay funds deposited with it for a specified period of time.

Time deposits are non-negotiable deposits maintained in a banking institution for a specified period of time at a stated interest rate. Time deposits which may be held by such Underlying State Street Fund will not benefit from insurance administered by the Federal Deposit Insurance Corporation.

Bankers' acceptances are credit instruments evidencing the obligation of a bank to pay a draft drawn on it by a customer. These instruments reflect the obligation both of the bank and the drawer to pay the face amount of the instrument upon maturity. The other short-term obligations may include uninsured, direct obligations, bearing fixed, floating or variable interest rates.

                                     SAI-11

--------------------------------------------------------------------------------
COMMERCIAL PAPER AND OTHER SHORT-TERM CORPORATE OBLIGATIONS. The Underlying State Street Funds may invest in commercial paper. Commercial paper is short-term, unsecured promissory notes issued to finance short-term credit needs. Any commercial paper in which such Underlying State Street Fund invests will consist only of direct obligations which, at the time of their purchase, are (a) rated not lower than Prime-1 (P-1) by Moody's Investor Service ("Moody's"), A-1 by Standard & Poor's ("S&P"), or any equivalent rating by any other nationally recognized statistical rating organization, (b) issued by companies having an outstanding unsecured debt issue currently rated not lower than Aa3 by Moody's or AA- by S&P, or any equivalent rating by any other nationally recognized statistical rating organization, or (c) if unrated, determined by State Street to be of comparable quality to those rated obligations which may be purchased by such Underlying State Street Fund.

REPURCHASE AGREEMENTS. Certain Underlying State Street Funds may enter into repurchase agreements. Repurchase agreements involve the acquisition of an underlying debt instrument, subject to an obligation of the seller to repurchase, and to resell, the instrument at a fixed price usually not more than one week after its purchase. An Underlying State Street Fund may incur certain costs in connection with the sale of the securities if the seller does not repurchase them in accordance with the repurchase agreement. In addition, if bankruptcy proceedings are commenced with respect to the seller of the securities, realization on the securities by an Underlying State Street Fund may be delayed or limited. Each Underlying State Street Fund will consider on an ongoing basis the creditworthiness of the institutions with which it enters into repurchase agreements.

FLOATING AND VARIABLE RATE OBLIGATIONS. Certain Underlying State Street Funds may purchase floating and variable rate demand notes and bonds, which are obligations ordinarily having stated maturities in excess of 13 months. Generally, the lender may demand repayment, and the borrower has a right to repay the loan prior to maturity. The interest rate generally fluctuates based on a published rate such as a bank's prime rate. Because these obligations are direct lending arrangements between the lender and borrower, the Underlying State Street Funds do not contemplate that such instruments generally will be traded, and there generally is no established secondary market for these obligations, although they are redeemable at face value. Accordingly, where the obligations are not secured by letters of credit or other credit support arrangements, the Underlying State Street Fund's right to redeem is dependent on the ability of the borrower to pay principal and interest on demand.

AMERICAN, EUROPEAN AND EUROPEAN DEPOSITARY RECEIPTS. Certain Underlying State Street Funds may invest in the securities of foreign issuers in the form of American Depositary Receipts ("ADRs") and European Depositary Receipts ("EDRs"). These securities may not necessarily be denominated in the same currency as the securities into which they may be converted. ADRs are receipts typically issued by a United States bank or trust company which evidence ownership of underlying securities issued by a foreign corporation. EDRs, which are sometimes referred to as Continental Depositary Receipts ("CDRs"), are receipts issued in Europe typically by non-United States banks and trust companies that evidence ownership of either foreign or domestic securities.

DERIVATIVE INSTRUMENTS. Certain Underlying State Street Funds may invest in a variety of exchange-traded and over-the-counter derivative instruments, including, but not limited to, financial futures, including index futures, options, swap contracts, and, in the case of Underlying State Street Funds that may invest in foreign securities, foreign currency forwards.

FUTURES CONTRACTS. To the extent permitted by applicable regulations, certain Underlying State Street Funds are permitted to use financial futures as a substitute for a comparable market position in the underlying securities.


An Underlying State Street Fund may trade futures contracts in U.S. domestic markets or, to the extent permitted under applicable law, on exchanges located outside the United States.

A stock index future obligates the seller to deliver (and the purchaser to take), effectively, an amount of cash equal to the difference between the value of a specific stock index at the close of the last trading day

                                     SAI-12

--------------------------------------------------------------------------------
of the contract and the purchase price at which the contract is made. With respect to stock indexes that are permitted investments, each Underlying State Street Fund intends to purchase and sell futures contracts on the stock index for which it can obtain the best price, with consideration also given to liquidity.


Initially, when purchasing or selling futures contracts, an Underlying State Street Fund will be required to deposit with its custodian in the broker's name an amount of cash or cash equivalents up to approximately 10% of the contract amount, which is returned to the Fund upon termination. This amount is subject to change. Subsequent payments to and from the broker will be made daily as the price of the index or securities underlying the futures contract fluctuates.

Although an Underlying State Street Fund intends to purchase or sell futures contracts only if there is an active market for such contracts, no assurance can be given that a liquid market will exist for any particular contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting the relevant Underlying State Street Fund to substantial losses.


INTEREST RATE AND EQUITY INDEX SWAPS. Certain Underlying State Street Funds may enter into interest rate and index swaps. Interest rate swaps are contracts in which one party agrees to pay interest at a floating rate for a specified period of time, while the counterparty agrees to pay interest at a fixed rate for the same period. Index swaps involve the exchange by an Underlying State Street Fund with another party of cash flows based upon the performance of an index or a portion of an index of securities which usually include dividends.

An Underlying State Street Fund will enter into swap transactions only if: (i) for transactions with maturities under one year, the counterparty has outstanding short-term paper rated at least A-1 by S&P, Prime-1 (P-1) by Moody's, or any equivalent rating by any other nationally recognized statistical rating organization, or (ii) for transactions with maturities greater than one year, the counterparty has outstanding debt securities rated at least Aa by Moody's or AA by S&P, or any equivalent rating by any other nationally recognized statistical rating organization, or (iii) if unrated, State Street deems the counterparty's creditworthiness to be of equivalent quality.

An Underlying State Street Fund will enter into swap transactions only if the counterparty is assigned a long-term rating of at least A or A2 by two of the following three rating organizations: Moody's, S&P, and Fitch Ratings Ltd. ("Fitch"). Ratings of A or A2 are below the ratings of Aa by Moody's or AA by S&P and Fitch.

FOREIGN CURRENCY TRANSACTIONS. Certain Underlying State Street Funds may engage in currency exchange transactions either on a spot (i.e., cash) basis at the rate prevailing in the currency exchange market, or through entering into forward contracts to purchase or sell currencies. A forward currency exchange contract involves an obligation to purchase or sell a specific currency at a future date, which must be more than two days from the date of the contract, at a price set at the time of the contract. These contracts are entered into in the interbank market conducted directly between currency traders (typically commercial banks or other financial institutions) and their customers.

LENDING PORTFOLIO SECURITIES. Certain Underlying State Street Funds may lend securities to brokers, dealers and other financial institutions. The Underlying State Street Fund will receive collateral of at least 100% cash, letters of credit or U.S. government securities. The Underlying State Street Fund can increase its income through the investment of the collateral as well as the interest receivable on the loan. An Underlying State Street Fund might experience a loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement.


                                     SAI-13

--------------------------------------------------------------------------------
RATINGS. The ratings of Moody's, S&P, Fitch or any other nationally recognized statistical rating organizations represent their opinions as to the quality of the obligations which they undertake to rate. It should be emphasized, however, that ratings are relative and subjective and, although ratings may be useful in evaluating the safety of interest and principal payments, they do not evaluate the market value risk of such obligations. Each Underlying State Street Fund will rely on State Street's judgment, analysis and experience in evaluating the creditworthiness of an issuer.


INVESTMENT RESTRICTIONS APPLICABLE TO THE FUNDS


EQUITY INDEX FUND. The Equity Index Fund will operate as discussed under "Program investment options--The Equity Index Fund" in the prospectus, and will be subject to the investment policies and limitations described therein. The prospectus and statement of additional information for the SSgA S&P 500 Index Fund describes the investment objective, policies and limitations applicable to the SSgA S&P 500 Index Fund. Free copies of the SSgA S&P 500 Index Fund prospectus and statement of additional information may be obtained by calling an Equitable Life Account Executive.

LIFECYCLE FUNDS. The Lifecycle Funds will operate as discussed under "Program investment options-Lifecycle Funds-Conservative and Moderate" in the prospectus, and will be subject to the investment policies and limitations described therein.

LIFECYCLE FUND GROUP TRUSTS. The Lifecycle Fund Group Trusts will operate as discussed in "Program investment options-Lifecycle Funds-Conservative and Moderate--The Lifecycle Fund Group Trusts" in the prospectus, and will be subject to the investment policies and limitations described therein.

UNDERLYING STATE STREET FUNDS: COMMON INVESTMENT RESTRICTIONS. In addition to the limitations discussed herein under "Additional Investment Policies and Techniques--The Underlying State Street Funds" and in the prospectus under "Program investment options", each Underlying State Street Fund will not:


     (1) Invest in securities for the purpose of obtaining control of management.

     (2) Engage in business of underwriting securities issued by others, except that an Underlying State Street Fund will not be deemed to be an underwriter or to be engaged in underwriting by virtue of having purchased securities subject to legal or contractual restrictions on disposition.

     (3) Make short sales of securities or purchase any securities on margin, except for such short-term credits as are necessary for the clearance of transactions. An Underlying State Street Fund may make initial margin deposits and variation margin payments in connection with transactions in futures contracts or related options.

     (4) Purchase or sell real estate or real estate mortgage loans, except that an Underlying State Street Fund may invest in securities secured by real estate or interests in real estate, or securities issued by companies which invest in real estate or interests in real estate.

     (5) Pledge, mortgage or hypothecate its assets, except to the extent necessary to (a) secure any permitted borrowings, (b) engage in transactions that involve the purchase of securities on a when-issued or forward commitment basis, (c) deposit assets in escrow in connection with writing covered put and call options, and (d) deposit assets as initial or variation margin or collateral in connection with transactions in options, forward contracts, futures contracts (including those relating to indices), and options on futures contracts or indices.

     (6) Invest 25% or more of the value of its total assets in securities of companies primarily engaged in any one industry (other than the U.S. Government, its agencies and instrumentalities), except to the extent necessary to comply with the industry weightings of a particular index in accordance with

                                     SAI-14

--------------------------------------------------------------------------------

     such Underlying State Street Fund's investment objective and policies. For purposes of this restriction, the concentration limit may be exceeded as a result of changes in the market value of portfolio securities in which an Underlying State Street Fund invests. This limit, however, may not be exceeded as a result of investments made by an Underlying State Street Fund.

     (7) Purchase or sell commodities or commodity futures contracts, except that an Underlying State Street Fund may enter into futures contracts to the extent provided in such Underlying State Street Fund's Declaration of Trust and as discussed under Additional Investment Policies and Techniques above and under Investment Options in the prospectus.


While State Street and SSgA Funds Management, Inc. are not required to observe the foregoing restrictions (except where otherwise required by law or governmental regulation), they currently do not intend to change any of these restrictions.

In addition, pursuant to its Fund Declaration, Short Term Investment Fund will not invest more than 5% of its portfolio in any one issuer at the time of purchase. U.S. Government and agency securities, repurchase agreements and other commingled funds are exempt from this restriction.


HOW WE DETERMINE UNIT VALUE FOR THE FUNDS

We determine the Unit Value for the Equity Index Fund and each of the Lifecycle Funds at the end of each business day. The Unit Value for each of these Funds is calculated by first determining a gross unit value, which reflects only investment performance, and then adjusting it for Fund expenses to obtain the Fund Unit Value. We determine the gross unit value by multiplying the gross unit value for the preceding business day by the net investment factor for that subsequent business day. We calculate the net investment factor as follows:

     o First, we take the value of the Fund's assets at the close of business on the preceding business day.

     o Next, we add the investment income and capital gains, realized and unrealized, that are credited to the assets of the Fund during the business day for which we are calculating the net investment factor.

     o Then we subtract the capital losses, realized and unrealized, charged to the Fund during that business day.

     o Finally, we divide this amount by the value of the Fund's assets at the close of the preceding business day.

The Fund Unit Value is calculated on every business day by multiplying the Fund Unit Value for the last business day of the previous month by the net change factor for that business day. The net change factor for each business day is equal to (a) minus (b) where:

(a) is the gross unit value for that business day divided by the gross unit value for the last business day of the previous month; and

(b) is the charge to the Fund for that month for the daily accrual of fees and other expenses times the number of days since the end of the preceding month.

HOW WE VALUE THE ASSETS OF THE FUNDS


The Equity Index Fund will invest all of its assets in the SSgA S&P 500 Index Fund. The Equity Index Fund's investments in the SSgA S&P 500 Index Fund will be valued at the Underlying Mutual Fund's net asset value per share. The asset value of the Equity Index Fund is computed on a daily basis by reference to the SSgA S&P 500 Index Fund. See the prospectus of the SSgA S&P 500 Index Fund for information on valuation methodology.


                                     SAI-15

--------------------------------------------------------------------------------
The Lifecycle Funds-Conservative and -Moderate will invest all of their assets in the Lifecycle Fund Group Trusts-Conservative and -Moderate, respectively. The Lifecycle Fund Group Trusts, in turn, will invest all of their assets in the Underlying State Street Funds. The investments made by each of the Lifecycle Funds in units of the corresponding Lifecycle Fund Group Trust will be valued at the net asset value of the units of such Lifecycle Fund Group Trust.

The units of each of the Lifecycle Fund Group Trusts will be valued each business day as of the close of the regular trading session of the New York Stock Exchange (generally 4 p.m. Eastern time). A business day is any business day on which the New York Stock Exchange is open for business. The net asset value of each unit is computed by dividing the current value of the assets of each Lifecycle Fund Group Trust, less its liabilities, by the number of units outstanding and rounding to the nearest tenth of a cent.


Investments made by each Lifecycle Fund Group Trust in the Underlying State Street Funds will be valued at the Underlying State Street Fund's net asset value per unit. The units of each Underlying State Street Fund are valued each business day in a manner that is similar to the method used for valuing units of the Lifecycle Fund Group Trusts daily.

The method of valuing the assets of each Underlying State Street Fund is discussed below.

HOW STATE STREET VALUES THE ASSETS OF THE UNDERLYING STATE STREET FUNDS

State Street values the assets of each Underlying State Street Fund, other than the STIF Fund, in the following manner on a daily basis:


     o STOCKS listed on a national securities exchange are valued at the last reported sale price or the official closing price reported for an issue traded on the over-the-counter stock market, including the NASDAQ Official Closing Price for NASDAQ-traded securities. If on a particular day there is no reported sale or official closing price, such securities are valued at the latest available bid price reported on a composite tape. Other unlisted securities reported on the NASDAQ system are valued at inside (highest) quoted bid prices.

     o FOREIGN SECURITIES not traded directly, or in ADR form, in the United States, are valued at the last sale price in the local currency on an exchange in the country of origin. Foreign currency is converted into U.S. dollars at current exchange rates.


     o UNITED STATES TREASURY SECURITIES and other obligations issued or guaranteed by the United States Government, its agencies or instrumentalities are valued at representative quoted prices.

     o LONG-TERM PUBLICLY TRADED CORPORATE BONDS (i.e., maturing in more than one year) are valued at prices obtained from a bond pricing service of a major dealer in bonds when such prices are available; however, in circumstances where it is deemed appropriate to do so, an over-the-counter or exchange quotation may be used.

     o CONVERTIBLE PREFERRED STOCKS listed on national securities exchanges are valued at their last sale price or, if there is no sale, at the latest available bid price.

     o CONVERTIBLE BONDS and UNLISTED CONVERTIBLE PREFERRED STOCKS are valued at bid prices obtained from one or more major dealers in such securities; where there is a discrepancy between dealers, values may be adjusted based on recent premium spreads to the underlying common stock.

     o SHORT-TERM DEBT SECURITIES that mature in more than 60 days are valued at representative quoted prices. Short-term debt securities that mature in 60 days or less are valued at amortized cost, which approximates market value.


State Street determines in good faith the "fair values" of securities and other assets that do not have a readily available market price in accordance with accepted accounting practices and applicable laws and regulations.


                                     SAI-16

--------------------------------------------------------------------------------
Assets of the STIF Fund are valued at amortized cost on a daily basis. Under this method of valuation, securities purchased by the STIF Fund, such as bonds, notes, commercial paper, certificates of deposit, or other evidences of indebtedness, are recorded at original cost and adjusted daily for premium amortization or discount accretion. Use of the amortized cost method results in a value of portfolio securities that approximates the value computed by use of mark-to-market method (i.e., use of market values). Values computed under both methods approach each other the closer a debt obligation comes to maturity. In this regard, the STIF Fund will not hold debt obligations that have a remaining maturity of more than 397 days. See discussion under "Program investment options--Investment options" in the prospectus.


TRANSACTIONS BY THE UNDERLYING STATE STREET FUNDS

This section discusses the procedures followed by the Underlying State Street Funds, with respect to the buying and selling of portfolio securities for these Funds. In connections with such transactions, the Underlying State Street Funds pay brokerage commissions, transfer taxes, and other fees.

Decisions to buy or sell securities for the Underlying State Street Funds are made by State Street in accordance with the investment policies and restrictions of each Underlying State Street Fund. Such decisions are made independently of the decisions made for other entities managed by State Street. There may be occasions, however, when the same investment decision is made for more than one account advised or managed by State Street. In such cases, State Street will allocate such purchases or sales among the affected accounts in as equitable a manner as it deems possible. The principal factors State Street will take into account in making this determination are the relative investment objectives of the affected client accounts, the relative sizes of the same or comparable securities held by or on behalf of such accounts, and the availability at the time of funds in each client account to make the investment.

Portfolio securities held by one State Street client also may be held by one or more of its other clients. When two or more of State Street's clients are engaged in the simultaneous purchase or sale of securities, State Street allocates the amount of each transaction in accordance with the formulae deemed to be equitable as to each client. There may be circumstances, however, when purchases or sales of portfolio securities for one or more of State Street's clients will have an adverse effect on other clients.

In placing portfolio transactions for an Underlying State Street Fund, State Street will seek the best price and most favorable execution available to such Fund. In this regard, State Street will take into account all factors which it considers relevant to making this decision, including the extent of any provision of any brokerage and research services to such Fund within the meaning of Section 28(e) of the Securities Exchange Act of 1934 ("1934 Act"), viewed in terms of either that particular transaction or the broker's or dealer's overall responsibilities to the Underlying State Street Fund.

State Street periodically will review the brokerage commissions paid by an Underlying State Street Fund to determine whether the commissions paid over a particular period of time were reasonable in relation to the benefits provided to such Fund. It is possible that certain of the services received from a broker or dealer in connection with the execution of transactions will primarily benefit one or more other accounts for which State Street exercises discretion, or an Underlying State Street Fund other than that for which the transaction was executed. Conversely, any given Underlying State Street Fund may be the primary beneficiary of the service received as a result of portfolio transactions effected for such other accounts or Underlying State Street Funds. The investment management fees paid to State Street are not reduced by reason of receipt of such brokerage and research services.


INVESTMENT MANAGEMENT FEE OF SSGA S&P 500 INDEX FUND

SSgA Funds Management, Inc. is the investment adviser to the SSgA S&P 500 Index Fund, the Underlying Mutual Fund in which the Equity Index Fund invests. No direct investment management fee was paid to SSgA Funds Management, Inc. in 2003 for its management of the SSgA S&P 500 Index Fund. However, all of the assets of the SSgA S&P 500 Index Fund are invested through a master/feeder


                                     SAI-17

--------------------------------------------------------------------------------
arrangement into the State Street Equity 500 Index Portfolio. SSgA Funds Management, Inc. and its affiliates are paid a total fee of 0.045% for advisory, custody, transfer agency and administration services provided to the State Street Equity 500 Index Portfolio.


DISTRIBUTION OF THE CONTRACTS

Equitable Life performs all marketing and service functions under the contract. No sales commissions are paid with respect to units of interest in any of the separate accounts available under the contract. The offering of the units is continuous.


No person currently serves as underwriter for the Lifecycle Fund Group Trusts or the Underlying State Street Funds.


EQUITABLE LIFE'S PENDING NAME CHANGE

Effective on or about September 7, 2004, we expect, subject to regulatory approval, to change the name of "The Equitable Life Assurance Society of the United States" to "AXA Equitable Life Insurance Company." When the name change becomes effective, all references in any current prospectus, prospectus supplement or statement of additional information to "The Equitable Life Assurance Society of the United States" will become references to "AXA Equitable Life Insurance Company." Accordingly, all references to "Equitable Life" or "Equitable" will become references to "AXA Equitable."


MANAGEMENT: EQUITABLE LIFE

     We are managed by a Board of Directors which is elected by our shareholder(s). Our directors and certain of our executive officers and their principal occupations are as follows. Unless otherwise indicated, the following persons have been involved in the management of Equitable and/or its affiliates in various executive positions during the last five years.


DIRECTOR'S NAME          AGE  PRINCIPAL OCCUPATION
----------------------- ----- --------------------------------------------------------------------------
DIRECTORS WHO ARE NOT "INTERESTED" PERSONS OF REGISTRANT

Joseph L. Dionne        70    Retired Chairman and Chief Executive Officer, The McGraw-Hill
                              Companies.

Denis Duverne           50    Executive Vice President, AXA; Member, AXA Executive
                              Committee; prior thereto, Member of the AXA Management Board and Chief Financial Officer.

Jean-Rene Fourtou       64    Chairman and Chief Executive Officer, Vivendi Universal and Vice
                              Chairman of the Supervisory Board, Aventis; prior thereto, Chairman and Chief Executive Officer, Rhone-Poulenc, S.A.

Donald J. Greene        70    Counsel, LeBoeuf, Lamb, Greene & MacRae; prior thereto, Of
                              Counsel and Partner of the firm.

Mary (Nina) Henderson   53    Retired Corporate Vice President, Core Business Development of
                              Bestfoods (formerly CPC International, Inc.); prior thereto, Vice
                              President and President, Bestfoods Grocery.

W. Edwin Jarmain        65    President, Jarmain Group Inc.

Peter J. Tobin          60    Special Assistant to the President, St. John's University; prior thereto,
                              Dean, Peter J. Tobin College of Business, St. John's University; prior thereto, Chief Financial Officer, Chase Manhattan Corp.

Bruce W. Calvert        57    Chairman, Alliance Capital Management Corporation. Former Chief
                              Executive Officer.

John C. Graves          40    President and Chief Operating Officer, Graves Ventures, LLC. Chief
                              of Staff, Earl G. Graves, Ltd. and President of Black Enterprise
                              Unlimited.


                                     SAI-18

--------------------------------------------------------------------------------

DIRECTOR'S NAME       AGE  PRINCIPAL OCCUPATION
-------------------- ----- -------------------------------------------------------------------
James F. Higgins     56    Senior Advisor, Morgan Stanley. Prior thereto, President and Chief
                           Operating Officer -- Individual Investor Group, Morgan Stanley
                           Dean Witter.

Christina Johnson    53    Former President and Chief Executive Officer, Saks Fifth Avenue
                           Enterprises. Prior thereto, President and CEO, Saks Fifth Avenue.

Scott D. Miller      51    Vice Chairman, Hyatt Hotels Corporation; prior thereto, President,
                           Hyatt Hotels Corporation; Executive Vice President, Hyatt
                           Development Corporation.

Joseph H. Moglia     54    Chief Executive Officer, Ameritrade Holding Corporation; prior thereto, Senior Vice President, Merrill Lynch & Co., Inc.

"INTERESTED" PERSONS OF REGISTRANT AS DEFINED IN 15 U.S.C.80A-2(A)(19).

Henri de Castries    49    Chairman of the Board, AXA Financial, Inc.; Chairman of the
                           Management Board of AXA; prior thereto, CFO, AXA.

Claus-Michael Dill   50    Chairman of the Management Board of AXA Konzern AG; prior
                           thereto, member of the Holding Management Board of
                           Gerling-Konzern in Cologne.



OFFICER-DIRECTORS NAME    AGE  PRINCIPAL OCCUPATION
------------------------ ----- ----------------------------------------------------------------------
Christopher M. Condron   56    Director, Chairman of the Board, President and Chief Executive
                               Officer, Equitable Life and AXA Financial Services, LLC; Director,
                               President and Chief Executive Officer, AXA Financial, Inc., Director,
                               Chairman of the Board, President and Chief Executive Officer, The
                               Equitable of Colorado, Inc. and AXA Distribution Holding
                               Company; prior thereto, President and Chief Operating Officer,
                               Mellon Financial Corporation and Chairman and Chief Executive
                               Officer, Dreyfus Corp.

Stanley B. Tulin         54    Vice Chairman of the Board and Chief Financial Officer of Equitable
                               Life, AXA Financial, Inc. and AXA Financial Services, LLC;
                               Executive Vice President and Member of the Executive Committee of
                               AXA; prior thereto, Chairman of the Insurance Consulting and
                               Actuarial Practice of Coopers & Lybrand, L.L.P.

Leon B. Billis           57    Executive Vice President and AXA Group Deputy Chief Information
                               Officer, Equitable Life and AXA Financial Services, LLC; Director,
                               Chief Executive Officer and President of AXA Technology Services
                               of America, Inc.

Harvey Blitz             58    Senior Vice President, Equitable Life, AXA Financial, Inc. and AXA
                               Financial Services, LLC; Director and Executive Vice President,
                               AXA Advisors, LLC.

Kevin R. Byrne           48    Senior Vice President and Treasurer, Equitable Life, AXA Financial,
                               Inc., AXA Financial Services, LLC and The Equitable of Colorado,
                               Inc.

Judy A. Faucett          55    Senior Vice President of Equitable Life and AXA Financial Services,
                               LLC.

Alvin H. Fenichel        59    Senior Vice President and Controller of Equitable Life, AXA
                               Financial, Inc. and AXA Financial Services, LLC.

Paul J. Flora            57    Senior Vice President and Auditor of Equitable Life, AXA Financial,
                               Inc. and AXA Financial Services, LLC.


                                     SAI-19

--------------------------------------------------------------------------------

OFFICER-DIRECTORS NAME    AGE  PRINCIPAL OCCUPATION
------------------------ ----- ---------------------------------------------------------------------
Donald R. Kaplan         49    Senior Vice President, Chief Compliance Officer and Associate
                               General Counsel of Equitable Life and AXA Financial Services,
                               LLC.

Peter D. Noris           48    Executive Vice President and Chief Investment Officer of Equitable
                               Life, AXA Financial, Inc. and AXA Financial Services, LLC;
                               Chairman and Trustee of EQ Advisors Trust; Executive Vice
                               President and Chief Investment Officer of The Equitable of Colorado,
                               Inc.

Anthony C. Pasquale      56    Senior Vice President of Equitable Life and AXA Financial Services,
                               LLC.

Pauline Sherman          60    Senior Vice President, Secretary and Associate General Counsel of
                               Equitable Life, AXA Financial, Inc., AXA Financial Services, LLC;
                               and The Equitable of Colorado, Inc.

Richard V. Silver        48    Executive Vice President and General Counsel, Equitable Life, AXA
                               Financial, Inc., AXA Financial Services, LLC and The Equitable of
                               Colorado, Inc.; Director, AXA Advisors, LLC.

Jennifer L. Blevins      46    Executive Vice President, Equitable Life and AXA Financial
                               Services, LLC; prior thereto, Senior Vice President and Managing
                               Director, Worldwide Human Resources, Chubb and Son, Inc.

Mary Beth Farrell        46    Executive Vice President, Equitable Life and AXA Financial
                               Services, LLC; prior thereto, Controller and Senior Vice President,
                               GreenPoint Financial/GreenPoint Bank.

Stuart L. Faust          51    Senior Vice President and Deputy General Counsel, Equitable Life,
                               AXA Financial, Inc. and AXA Financial Services, LLC.

William I. Levine        60    Executive Vice President and Chief Information Officer, Equitable
                               Life and AXA Financial Services, LLC; prior thereto, Senior Vice
                               President, Paine Webber.

Deanna M. Mulligan       40    Executive Vice President, Equitable Life and AXA Financial
                               Services, LLC; prior thereto, Principal, McKinsey and Company, Inc.

Jerald E. Hampton        49    Executive Vice President, Equitable Life and AXA Financial
                               Services, LLC; Director and Vice Chairman of the Board, AXA
                               Advisors, LLC; Director, Chairman and CEO, AXA Network, LLC;
                               Director and Chairman of the Board of AXA Distributors, LLC;
                               prior thereto, Executive Vice President and Director of the Private
                               Client Financial Services Division, Salomon Smith Barney.

Charles A. Marino        45    Senior Vice President and Actuary, Equitable Life and AXA
                               Financial Services, LLC; prior thereto, Vice President of Equitable
                               Life.


                                     SAI-20

--------------------------------------------------------------------------------

MANAGEMENT: STATE STREET

State Street is managed by its sole shareholder, State Street Corporation. Its directors and certain of its executive officers and their principal occupations are as follows:


DIRECTOR'S NAME               PRINCIPAL OCCUPATION
---------------------------   --------------------------------------------------------------------
Tenley E. Albright, M.D.      Chairman, Western Resources, Inc.

Kennett F. Burnes             Chairman and CEO, Cabot Corporation

Truman S. Casner, Esquire     Of Counsel, Ropes & Gray LLP

Nader F. Darehshori           Chairman and CEO, Cambium Learning, Inc.

Arthur L. Goldstein           Chairman
                              Ionics, Incorporated

David P. Gruber               Retired Chairman and CEO,
                              Wyman-Gordon Company

Linda A. Hill                 Wallace Brett Donham Professor of Business Administration,
                              Harvard Business School

Charles R. LaMantia           Retired Chairman and CEO,
                              Arthur D. Little, Inc.

Ronald E. Logue               President and Chief Operating Officer,
                              State Street Corporation

Richard P. Sergel             President and CEO,
                              National Grid USA

Ronald L. Skates              Private Investor

David A. Spina                Chairman and Chief Executive Officer,
                              State Street Corporation

Gregory L. Summe              Chairman, President, and Chief Executive Officer, PerkinElmer, Inc.

Diana Chapman Walsh           President, Wellesley College

Robert E. Weissman            Chairman, Shelburne Investments



OTHER OFFICERS NAMES          PRINCIPAL OCCUPATION*
----------------------        ----------------------------------------------------------------
Stefan Gavell                 Executive Vice President and Treasurer

Timothy B. Harbert            Executive Vice President, Chairman and CEO, State Street Global
                              Advisors

Edward J. Resch               Executive Vice President and Chief Financial Officer

John R. Towers                Vice Chairman


----------
* All positions are with State Street Bank and Trust Company.

                                     SAI-21

--------------------------------------------------------------------------------

                              FINANCIAL STATEMENTS

The financial statements of Equitable Life included in this Statement of Additional Information should be considered only as bearing upon the ability of Equitable Life to meet its obligations under the group annuity contract. They should not be considered as bearing upon the investment experience of the Separate Account Nos. 195, 197 and 198 or the Underlying Funds. The financial statements of Separate Account Nos. 195, 197 and 198 reflect applicable fees, charges and other expenses under the Program as in effect during the periods covered.



SEPARATE ACCOUNT NOS. 195, 197 AND 198:
    Report of Independent Auditors .....................................................   SAI-25
Separate Account No. 195 (Equity Index Fund):
    Statement of Assets and Liabilities, December 31, 2003 .............................   SAI-26
    Statement of Operations for Year Ended December 31, 2003 ...........................   SAI-27
    Statements of Changes in Net Assets for the Years Ended December 31, 2003 and 2002 .   SAI-28
Separate Account No. 197 (Lifecycle Fund -- Conservative):
    Statement of Assets and Liabilities, December 31, 2003 .............................   SAI-29
    Statement of Operations for Year Ended December 31, 2003 ...........................   SAI-30
    Statements of Changes in Net Assets for the Years Ended December 31, 2003 and 2002 .   SAI-31
Separate Account No. 198 (Lifecycle Fund -- Moderate):
    Statement of Assets and Liabilities, December 31, 2003 .............................   SAI-32
    Statement of Operations for Year Ended December 31, 2003 ...........................   SAI-33
    Statements of Changes in Net Assets for the Years Ended December 31, 2003 and 2002 .   SAI-34
Separate Account Nos. 195, 197 and 198:
    Notes to Financial Statements ......................................................   SAI-35



The financial statements for each of the Underlying Funds reflect charges for operating expenses, but do not include any investment management, Program or other charges imposed against the respective assets of the Lifecycle Funds and Lifecycle Fund Group Trusts.



STATE STREET BANK AND TRUST COMPANY --
LIFECYCLE FUND GROUP TRUST -- CONSERVATIVE
    Report of Independent Auditors ....................................................... SAI-39
Lifecycle Fund Group Trust -- Conservative:
    Statement of Assets and Liabilities, December 31, 2003 ............................... SAI-40
    Statement of Operations for Year Ended December 31, 2003 ............................. SAI-41
    Statement of Changes in Net Assets for the Years Ended December 31, 2003 and 2002 .... SAI-42
    Financial Highlights ................................................................. SAI-44
    Schedule of Investments .............................................................. SAI-45
    Notes to Financial Statements ........................................................ SAI-46
STATE STREET BANK AND TRUST COMPANY --
LIFECYCLE FUND GROUP TRUST -- MODERATE
    Report of Independent Auditors ....................................................... SAI-48
Lifecycle Fund Group Trust -- Moderate:
    Statement of Assets and Liabilities, December 31, 2003 ............................... SAI-49
    Statement of Operations for the Year Ended December 31, 2003 ......................... SAI-50
    Statement of Changes in Net Assets for the Years Ended December 31, 2003 and 2002 .... SAI-51
    Financial Highlights ................................................................. SAI-53
    Schedule of Investments .............................................................. SAI-54
    Notes to Financial Statements ........................................................ SAI-55
STATE STREET BANK AND TRUST COMPANY -- UNDERLYING FUNDS
    FLAGSHIP FUND
    Report of Independent Auditors ....................................................... SAI-57
S&P 500 Flagship Fund and S&P 500 Flagship Non-Lending Fund:
    Combined Statement of Assets and Liabilities, December 31, 2003 ...................... SAI-58
    Combined Statement of Operations for the Year Ended December 31, 2003 ................ SAI-59


                                     SAI-22

--------------------------------------------------------------------------------


    Combined Statement of Changes in Net Assets for the Years Ended December 31, 2003 and
    2002.................................................................................. SAI-60
    S&P 500 Flagship Fund Financial Highlights ........................................... SAI-62
    S&P 500 Flagship Non-Lending Fund Financial Highlights ............................... SAI-63
    Combined Schedule of Investments, December 31, 2003 .................................. SAI-64
    Notes to Combined Financial Statements ............................................... SAI-78
RUSSELL 2000 FUND
    Report of Independent Auditors ....................................................... SAI-81
Russell 2000 Index Securities Lending Fund and Russell 2000 Index Fund:
    Combined Statement of Asset and Liabilities, December 31, 2003 ....................... SAI-82
    Combined Statement of Operations for the Year Ended December 31, 2003 ................ SAI-83
    Combined Statement of Changes in Net Assets for the Years Ended December 31, 2003 and
    2002.................................................................................. SAI-84
    Russell 2000 Index Securities Lending Fund Financial Highlights ...................... SAI-86
    Russell 2000 Index Fund Financial Highlights ......................................... SAI-87
    Combined Schedule of Investments ..................................................... SAI-88
    Notes to Combined Financial Statements ............................................... SAI-133


The financial statements for the Russell 2000 Fund reflect direct investments made by this Fund in shares of companies included in the Russell 2000 Index. Beginning February 1, 1995, this Fund has invested in units of Russell 2000 Value and Growth Funds, which in turn invest in shares of companies included in the Russell 2000 Index. Beginning June 17, 1996, the Fund began making direct investment again.


DAILY EAFE FUND
    Report of Independent Auditors ....................................................... SAI-136
Daily EAFE Fund:
    Statement of Assets and Liabilities, December 31, 2003 ............................... SAI-137
    Statement of Operations for the Year Ended December 31, 2003 ......................... SAI-138
    Statement of Changes in Net Assets for the Years Ended December 31, 2003 and 2002 .... SAI-139
    Financial Highlights ................................................................. SAI-141
    Schedule of Investments .............................................................. SAI-142
    Notes to Financial Statements ........................................................ SAI-143
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND
    Report of Independent Auditors ....................................................... SAI-145
Daily MSCI Europe Index Securities Lending Fund and Daily
MSCI Europe Index Fund:
    Combined Statement of Assets and Liabilities, December 31, 2003 ...................... SAI-146
    Combined Statement of Operations for the Year Ended December 31, 2003 ................ SAI-147
    Combined Statement of Changes in Net Assets for the Years Ended December 31, 2003 and  SAI-148
  2002
    Daily MSCI Europe Index Securities Lending Fund Financial Highlights ................. SAI-150
    Daily MSCI Europe Index Fund Financial Highlights .................................... SAI-151
    Combined Schedule of Investments ..................................................... SAI-152
    Notes to Combined Financial Statements ............................................... SAI-166
STIF FUND
    Report of Independent Auditors ....................................................... SAI-169
Short Term Investment Fund:
    Statement of Assets and Liabilities, December 31, 2003 ............................... SAI-170
    Statement of Operations for the Year Ended December 31, 2003 ......................... SAI-171
    Statement of Changes in Net Assets for the Years Ended December 31, 2003 and 2002 .... SAI-172
    Financial Highlights ................................................................. SAI-174
    Schedule of Investments, December 31, 2003 ........................................... SAI-175
    Notes to Financial Statements ........................................................ SAI-182


                                     SAI-23

--------------------------------------------------------------------------------

GOVERNMENT CREDIT BOND FUND
    Report of Independent Auditors ....................................................... SAI-184
Government Credit Bond Fund:
    Statement of Assets and Liabilities, December 31, 2003 ............................... SAI-185
    Statement of Operations for the Year Ended December 31, 2003 ......................... SAI-186
    Statement of Changes in Net Assets for the Years Ended December 31, 2003 and 2002 .... SAI-187
    Financial Highlights ................................................................. SAI-189
    Schedule of Investments, December 31, 2002 ........................................... SAI-190
    Notes to Financial Statements ........................................................ SAI-192
GOVERNMENT FUND
    Report of Independent Auditors ....................................................... SAI-197
Government Fund
    Statement of Assets and Liabilities, December 31, 2003 ............................... SAI-198
    Statement of Operations for Year ended December 31, 2003 ............................. SAI-199
    Statement of Changes in Net Assets for the Years ended December 31, 2003 and 2002 .... SAI-200
    Statement of Cash Flows for the Year ended December 31, 2003 ......................... SAI-202
    Financial Highlights ................................................................. SAI-203
    Schedule of Investments December 31, 2003 ............................................ SAI-204
    Notes to Financial Statements ........................................................ SAI-207
CREDIT FUND
    Report of Independent Auditors ....................................................... SAI-211
Credit Fund
    Statement of Assets and Liabilities, December 31, 2003 ............................... SAI-212
    Statement of Operations for Year ended December 31, 2003 ............................. SAI-213
    Statement of Changes in Net Assets for the Year ended December 31, 2003 .............. SAI-214
    Statement of Cash Flows for the Year ended December 31, 2003 ......................... SAI-216
    Financial Highlights ................................................................. SAI-217
    Schedule of Investments December 31, 2003 ............................................ SAI-218
    Notes to Financial Statements ........................................................ SAI-222
THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES:
    Report of Independent Auditors ....................................................... F-1
    Consolidated Balance Sheets, December 31, 2003 and 2002 .............................. F-2
    Consolidated Statements of Earnings for the Years Ended December 31, 2003, 2002 and    F-3
  2001
    Consolidated Statements of Shareholder's Equity and Comprehensive Income for the
Years Ended
     December 31, 2003, 2002 and 2001 .................................................... F-4
    Consolidated Statements of Cash Flows for the Years Ended December 31, 2003, 2002 and  F-5
  2001
    Notes to Consolidated Financial Statements ........................................... F-7

                                     SAI-24

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT AUDITORS



To the Board of Directors of The Equitable Life Assurance
Society of the United States and the Contractowners of Separate Account Nos. 195, 197 and 198 of The Equitable Life Assurance Society of the United States



In our opinion, the accompanying statements of assets and liabilities and related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of Separate Account Nos. 195 (The Equity Index Fund), 197 (The Lifecycle Fund -- Conservative), and 198 (The Lifecycle Fund -- Moderate) of The Equitable Life Assurance Society of the United States ("Equitable Life") at December 31, 2003, and the results of each of their operations for the year then ended and the changes in each of their net assets for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2003 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.




/s/ PricewaterhouseCoopers LLP

New York, New York
March 9, 2004




                                     SAI-25

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 195
(THE EQUITY INDEX FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Statement of Assets and Liabilities

DECEMBER 31, 2003
--------------------------------------------------------------------------------



ASSETS:
Investments in 8,355,591 shares of The SSgA S&P 500 Index Fund -- at value
 (cost: $170,980,340) (Notes 2 and 4).....................................    $153,408,643
Cash .....................................................................         375,539
------------------------------------------------------------------------------------------
Total assets .............................................................     153,784,182
------------------------------------------------------------------------------------------
LIABILITIES:
Due to Equitable Life's General Account ..................................         241,513
Accrued expenses .........................................................         180,577
------------------------------------------------------------------------------------------
Total liabilities ........................................................         422,090
------------------------------------------------------------------------------------------
NET ASSETS ...............................................................    $153,362,092
==========================================================================================



ADA Units Outstanding ............................................     6,253,352
ADA Unit Value ...................................................    $    24.52


The accompanying notes are an integral part of these financial statements.

                                     SAI-26

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 195
(THE EQUITY INDEX FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Statement of Operations

YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------



INVESTMENT INCOME (NOTE 2):
Dividends from The SSgA S&P 500 Index Fund ...............................................    $  2,024,015
-----------------------------------------------------------------------------------------------------------
EXPENSES (NOTE 3):
Administration fees and program expense charge ...........................................        (976,039)
Operating expenses .......................................................................        (233,457)
-----------------------------------------------------------------------------------------------------------
Total expenses ...........................................................................      (1,209,496)
-----------------------------------------------------------------------------------------------------------
Net investment income ....................................................................         814,519
-----------------------------------------------------------------------------------------------------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTE 2):
Net realized loss from share transactions ................................................      (4,985,469)
Change in unrealized appreciation/depreciation of investments ............................      35,975,059
-----------------------------------------------------------------------------------------------------------
Net realized and unrealized loss on investments ..........................................      30,989,590
-----------------------------------------------------------------------------------------------------------
NET DECREASE IN NET ASSETS ATTRIBUTABLE TO OPERATIONS ....................................    $ 31,804,109
===========================================================================================================


The accompanying notes are an integral part of these financial statements.

                                     SAI-27

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 195
(THE EQUITY INDEX FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Statements of Changes in Net Assets
--------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------
                                                                                                YEAR ENDED DECEMBER 31,
                                                                                                 2003              2002
----------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
Net investment income ...................................................................   $     814,519     $     305,460
Net realized loss on investments ........................................................      (4,985,469)       (3,503,727)
Change in unrealized appreciation/depreciation of investments ...........................      35,975,059       (29,849,086)
----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets attributable to operations ........................      31,804,109       (33,047,353)
----------------------------------------------------------------------------------------------------------------------------
FROM CONTRIBUTIONS AND WITHDRAWALS:
Contributions ...........................................................................      40,862,549        37,882,899
Withdrawals .............................................................................     (26,740,299)      (38,564,580)
----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets attributable to contributions and withdrawals .....      14,122,250          (681,681)
----------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS .......................................................      45,926,359       (33,729,034)
NET ASSETS -- BEGINNING OF YEAR .........................................................     107,435,733       141,164,767
----------------------------------------------------------------------------------------------------------------------------
NET ASSETS -- END OF YEAR ...............................................................   $ 153,362,092     $ 107,435,733
============================================================================================================================


The accompanying notes are an integral part of these financial statements.

                                     SAI-28

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 197
(THE LIFECYCLE FUND -- CONSERVATIVE)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Statement of Assets and Liabilities

DECEMBER 31, 2003
--------------------------------------------------------------------------------



ASSETS:
Investments in 1,009,457 shares of The Lifecycle Fund Group Trust, Conservative -- at
  value (cost: $16,139,885) (Notes 2 and 4)...............................................    $17,912,813
Cash .....................................................................................         41,609
---------------------------------------------------------------------------------------------------------
Total assets .............................................................................     17,954,422
---------------------------------------------------------------------------------------------------------
LIABILITIES:
Due to Equitable Life's General Account ..................................................         16,211
Accrued expenses .........................................................................         64,200
---------------------------------------------------------------------------------------------------------
Total liabilities ........................................................................         80,411
---------------------------------------------------------------------------------------------------------
NET ASSETS ...............................................................................    $17,874,011
=========================================================================================================



ADA Units Outstanding ............................................     1,142,776
ADA Unit Value ...................................................    $    15.64


The accompanying notes are an integral part of these financial statements.

                                     SAI-29

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 197
(THE LIFECYCLE FUND -- CONSERVATIVE)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Statement of Operations

YEAR ENDED DECEMBER 31, 2003

--------------------------------------------------------------------------------


INVESTMENT INCOME (NOTE 2):
Dividends from The Lifecycle Fund Group Trust -- Conservative .........    $       --
--------------------------------------------------------------------------------------
EXPENSES (NOTE 3):
Administration fees and program expense charge ........................      (138,970)
Operating expenses ....................................................       (74,285)
--------------------------------------------------------------------------------------
Total expenses ........................................................      (213,255)
--------------------------------------------------------------------------------------
Net investment loss ...................................................      (213,255)
--------------------------------------------------------------------------------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTE 2):
Net realized gain from share transactions .............................       729,108
Change in unrealized appreciation/depreciation of investments .........     1,377,126
--------------------------------------------------------------------------------------
Net realized and unrealized gain on investments .......................     2,106,234
--------------------------------------------------------------------------------------
NET INCREASE IN NET ASSETS ATTRIBUTABLE TO OPERATIONS .................    $1,892,979
======================================================================================


The accompanying notes are an integral part of these financial statements.

                                     SAI-30

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 197
(THE LIFECYCLE FUND -- CONSERVATIVE)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Statements of Changes in Net Assets
--------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------
                                                                                      YEAR ENDED DECEMBER 31,
                                                                                       2003              2002
-----------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
Net investment loss ..........................................................    $   (213,255)     $   (170,255)
Net realized gain on investments .............................................         729,108           365,644
Change in unrealized appreciation/depreciation of investments ................       1,377,126          (394,429)
-----------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets attributable to operations .............       1,892,979          (199,040)
-----------------------------------------------------------------------------------------------------------------
FROM CONTRIBUTIONS AND WITHDRAWALS:
Contributions ................................................................      11,091,630         8,984,510
Withdrawals ..................................................................      (9,401,642)       (6,411,935)
-----------------------------------------------------------------------------------------------------------------
Net increase in net assets attributable to contributions and withdrawals .....       1,689,988         2,572,575
-----------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS .......................................................       3,582,967         2,373,535
NET ASSETS -- BEGINNING OF YEAR ..............................................      14,291,044        11,917,509
-----------------------------------------------------------------------------------------------------------------
NET ASSETS -- END OF YEAR ....................................................      17,874,011      $ 14,291,044
=================================================================================================================


The accompanying notes are an integral part of these financial statements.

                                     SAI-31

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 198
(THE LIFECYCLE FUND -- MODERATE)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Statement of Assets and Liabilities

DECEMBER 31, 2003
--------------------------------------------------------------------------------




ASSETS:
Investments in 5,619,020 shares of The Lifecycle Fund Group Trust, Moderate -- at value
 (cost: $90,478,136) (Notes 2 and 4)...................................................    $111,391,455
Cash ..................................................................................         330,342
-------------------------------------------------------------------------------------------------------
Total assets ..........................................................................     111,721,797
-------------------------------------------------------------------------------------------------------
LIABILITIES:
Due to Equitable Life's General Account ...............................................         224,696
Accrued expenses ......................................................................         374,425
-------------------------------------------------------------------------------------------------------
Total liabilities .....................................................................         599,121
-------------------------------------------------------------------------------------------------------
NET ASSETS ............................................................................    $111,122,676
=======================================================================================================




ADA Units Outstanding ............................................   6,124,075
ADA Unit Value ...................................................   $ 18.15



The accompanying notes are an integral part of these financial statements.

                                     SAI-32

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 198
(THE LIFECYCLE FUND -- MODERATE)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Statement of Operations

YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------



INVESTMENT INCOME (NOTE 2):
Dividends from The Lifecycle Fund Group Trust -- Moderate .............     $        --
----------------------------------------------------------------------------------------
EXPENSES (NOTE 3):
Administration fees and program expense charge ........................        (748,694)
Operating expenses ....................................................        (214,107)
----------------------------------------------------------------------------------------
Total expenses ........................................................        (962,801)
----------------------------------------------------------------------------------------
Net investment loss ...................................................        (962,801)
----------------------------------------------------------------------------------------
REALIZED AND UNREALIZED GAIN ON INVESTMENTS (NOTE 2):
Net realized gain from share transactions .............................       4,107,930
Change in unrealized appreciation/depreciation of investments .........      14,939,436
----------------------------------------------------------------------------------------
Net realized and unrealized gain on investments .......................      19,047,366
----------------------------------------------------------------------------------------
NET INCREASE IN NET ASSETS ATTRIBUTABLE TO OPERATIONS .................     $18,084,565
========================================================================================


The accompanying notes are an integral part of these financial statements.

                                     SAI-33

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 198
(THE LIFECYCLE FUND -- MODERATE)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Statements of Changes in Net Assets
--------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------------------
                                                                                                  YEAR ENDED DECEMBER 31,
                                                                                                  2003               2002
-------------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
Net investment loss .....................................................................    $    (962,801)     $    (986,103)
Net realized gain on investments ........................................................        4,107,930          4,801,444
Change in unrealized appreciation/depreciation of investments ...........................       14,939,436        (14,685,613)
-------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets attributable to operations ........................       18,084,565        (10,870,272)
-------------------------------------------------------------------------------------------------------------------------------
FROM CONTRIBUTIONS AND WITHDRAWALS:
Contributions ...........................................................................       20,834,250         16,370,925
Withdrawals .............................................................................      (17,584,841)       (22,162,900)
-------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets attributable to contributions and withdrawals .....        3,249,409         (5,791,975)
-------------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS .......................................................       21,333,974        (16,662,247)
NET ASSETS -- BEGINNING OF YEAR .........................................................       89,788,702        106,450,949
-------------------------------------------------------------------------------------------------------------------------------
NET ASSETS -- END OF YEAR ...............................................................    $ 111,122,676      $  89,788,702
===============================================================================================================================


The accompanying notes are an integral part of these financial statements.

                                     SAI-34

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NOS. 195, 197 AND 198
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Notes to Financial Statements
--------------------------------------------------------------------------------

1. GENERAL

   Separate Account Nos. 195 (the Equity Index Fund), 197 (the Lifecycle Fund -- Conservative) and 198 (the Lifecycle Fund -- Moderate) (collectively the Funds) of the Equitable Life Assurance Society of the United States (Equitable Life), a wholly-owned subsidiary of AXA Financial, Inc., were established in conformity with the New York State Insurance Law. Pursuant to such law, to the extent provided in the contracts, the net assets in the Funds are not chargeable with liabilities arising out of any other business of Equitable Life.

   Separate Account No. 195 was established as of the opening of business on February 1, 1994 and Separate Account Nos. 197 and 198 were established as of the opening of business on May 1, 1995 to solely fund the American Dental Association Members Retirement Trust and the American Dental Association Members Pooled Trust for Retirement Plans (Trusts) sponsored by the American Dental Association (ADA).

   Equitable Life is the investment manager for the Funds.


   Separate Account No. 195 invests its assets in shares of the SSgA S&P 500 Index Fund, a portfolio of the SSgA Funds, which is registered under the Investment Company Act of 1940 as an open-end management investment company. The investment manager of the SSgA S&P 500 Index Fund is SSgA Funds Management, Inc. ("SSgAFM").

   Separate Account Nos. 197 and 198 invest their assets in shares of the Lifecycle Fund Group Trusts -- Conservative and Moderate, respectively. The Lifecycle Funds Group Trusts are collective investment funds maintained by State Street Bank and Trust Company (State Street). Each Lifecycle Fund Group is organized as a common law trust under Massachusetts Law, and, because of exclusionary provisions, is not subject to regulation under the Investment Company Act of 1940. State Street serves as the trustee and investment manager to each of these Group Trusts.



2. SIGNIFICANT ACCOUNTING POLICIES

   The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America
   (GAAP). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.


   On December 29, 2003, The American Institute of Certified Public Accountants issued Statement of Position 03-05, "Financial Highlights of Separate
   Accounts: An Amendment to the Audit and Accounting Guide Audits of Investment Companies," which was effective for the December 31, 2003 financial statements. Adoption of the new requirements did not have a significant impact on the Funds' financial position or results of operations.


   Investments:

   Realized gains and losses on investments include gains and losses on redemptions of the underlying fund's shares (determined on the identified cost basis) and capital gain distributions from the underlying funds. Dividends and realized gain distributions from underlying funds are recorded on the ex-dividend date.

   Investments in the SSgA S&P 500 Index Fund and the Lifecycle Fund Group Trusts -- Conservative and Moderate, respectively, are valued at the underlying mutual fund's or trust's net asset value per share.

   Amounts due to/from the General Account represent receivables/payables for policy related transactions predominately related to premiums, surrenders and death benefits.

                                     SAI-35

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NOS. 195, 197 AND 198
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Notes to Financial Statements (Continued)
--------------------------------------------------------------------------------


3. EXPENSES


   Charges and fees related to the Funds are deducted in accordance with the terms of the various contracts which participate in the Funds. With respect to the American Dental Association Members Retirement Program, these expenses consist of program expense charge, administration fees, direct expenses and record maintenance and report fees. These charges and fees are paid to Equitable Life and are recorded as expenses in the accompanying Statement of Operations. The charges and fees are as follows:


   Program Expense Charge:

   In the year prior to May 1, 2003 the expense charge was made on the combined value of all investment options maintained under the contract with Equitable Life at a monthly rate 1/12 of (i) 0.655 of 1% of the first $400 million and
   (ii) 0.650 of 1% of the excess over $400 million.

   Effective May 1, 2003 an expense charge is made on the combined value of all investment options maintained under the contract with Equitable Life at a monthly rate of 1/12 of (i) 0.655 of 1% of the first $400 million and (ii)
   0.650 of 1% of the excess over $400 million.

   A portion of the Program Expense Charge assessed by Equitable Life is made on behalf of the ADA and is equal to a monthly rate of 1/12 of (i) 0.025 of 1% of the first $400 million and (ii) 0.020 of 1% of the excess over $400 million. For 2003 and 2002, respectively, the portion of the Program Expense charge paid to the ADA has been reduced to 0.00% for all asset levels but the ADA's portion could be increased in the future.

   Administration Fees: Equitable Life receives a fee based on the value of the Funds at a monthly rate of 1/12 of 0.15 of 1% of their respective ADA Program assets. This charge is deducted from the investment fund.

   Operating Expenses: In addition to the charges and fees mentioned above, the Funds are charged for certain costs and expenses directly related to its operations. These may include transfer taxes, SEC filing fees and certain related expenses including printing of SEC filings, prospectuses and reports. Other expenses are deducted from the investment fund.

   A record maintenance and report fee of $3 is deducted quarterly from each participant's aggregate account balance. For clients with Investment Only plans, a record maintenance fee of $1 is deducted quarterly.

   If an variable annuity payment option is elected, a $350 charge is deducted from the amount used to purchase the annuity. A charge for state premium and other taxes is deducted from the amount applied to provide an annuity payout option.

   An enrollment fee of $25 per participant is charged to the employer. If the employer fails to pay these charges, the amount may be deducted from subsequent contributions of from the participants account balances.


                                     SAI-36

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NOS. 195, 197 AND 198
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Notes to Financial Statements (Continued)
--------------------------------------------------------------------------------


4. PURCHASES AND SALES ON INVESTMENTS


   For the year ended December 31, 2003, the cost of purchases and proceeds of sales on investment transactions were as follows for Separate Account Nos. 195, 197 and 198:




                                            PURCHASES          SALES
                                            ---------          -----
   The Equity Index Fund                  $27,860,312      $12,952,085
   The Lifecycle Fund - Conservative        9,388,437        7,908,806
   The Lifecycle Fund - Moderate           14,158,918       11,846,293


5. TAXES

   No federal income tax based on net income or realized and unrealized capital gains was applicable to contracts participating in the Funds, by reason of applicable provisions of the Internal Revenue Code and no federal income tax payable by Equitable Life will affect such contracts. Accordingly, no federal income tax provision is required.

6. CHANGES IN UNITS OUTSTANDING

   Accumulation units issued and redeemed during the periods indicated were (in thousands):



                                         YEAR ENDED DECEMBER 31,
                                        -------------------------
                                            2003         2002
                                            ----         ----
   THE EQUITY INDEX FUND
   Issued                                   1,881         1,724
   Redeemed                                (1,207)       (1,783)
                                           ------        ------
   Net Decrease                               674           (59)
                                           ------        ------
   THE LIFECYCLE FUND - CONSERVATIVE
   Issued                                     746           633
   Redeemed                                  (618)         (449)
                                           ------        ------
   Net Increase                               128           184
                                           ------        ------
   THE LIFECYCLE FUND - MODERATE
   Issued                                   1,259         1,024
   Redeemed                                (1,072)       (1,421)
                                           ------        ------
   Net Decrease                               187          (397)
                                           ------        ------


                                     SAI-37

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NOS. 195, 197 AND 198
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Notes to Financial Statements (Concluded)
--------------------------------------------------------------------------------


7. INVESTMENT INCOME RATIO

   Shown below is the investment income ratio throughout the periods indicated for Separate Account Nos. 195, 197 and 198.

   These amounts represent the dividends, excluding distributions of capital gains, received by the Funds from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as asset-based charges, that result in direct reductions in the unit value. The recognition of investment income by the Funds is affected by the timing of the declaration of dividends by the underlying mutual fund in which the Funds invest.



                                                            YEAR ENDED DECEMBER 31,
                                         --------------------------------------------------------------
                                            2003         2002         2001         2000         1999
                                         ----------   ----------   ----------   ----------   ----------
   The Equity Index Fund                     1.61%        1.22%        1.37%        1.16%        1.52%
   The Lifecycle Fund - Conservative           --           --           --           --           --
   The LIfecycle Fund - Moderate               --           --           --           --           --


8. ACCUMULATION UNIT VALUES


   Shown below is accumulation unit value information for American Dental Association Members Retirement Program units outstanding of Separate Account Nos. 195, 197 and 198. The unit values presented reflect charges for administrative fees, program expenses and certain operating expenses. The fees are charged as a reduction of unit value and are disclosed below in percentage terms. Expenses exclude charges made directly to contractholder accounts through redemption of units.



                                                             YEAR ENDED DECEMBER 31,
                                                          -----------------------------
                                                               2003            2002
                                                          -------------   -------------
   THE EQUITY INDEX FUND, .79%
   Unit Value, end of period                                 $  24.52        $  19.25
   Net Assets (000's)                                        $153,362        $107,436
   Number of units outstanding, end of period (000's)           6,253           5,580
   Total Return                                                  27.4%         (23.09)%

   THE LIFECYCLE FUND - CONSERVATIVE, 1.20%
   Unit Value end of period                                   $ 15.64        $  14.08
   Net Assets (000's)                                         $17,874        $ 14,291
   Number of units outstanding, end of period (000's)           1,143           1,015
   Total Return                                                 11.08%         ( 1.81)%

   THE LIFECYCLE FUND - MODERATE, 1.00%
   Unit Value, end of period                                  $ 18.15        $  15.12
   Net Assets (000's)                                        $111,123        $ 89,789
   Number of units outstanding, end of period (000's)           6,124           5,937
   Total Return                                                 20.04%         (10.05)%



                                     SAI-38

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT AUDITORS


To the Participants and Trustee of
State Street Bank and Trust Company
Lifecycle Fund Group Trust -- Conservative


In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of State Street Bank and Trust Company Lifecycle Fund Group Trust -- Conservative at December 31, 2003, and the results of its operations, the changes in its net assets and the financial highlights for the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2003 by correspondence with the custodian, provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
March 5, 2004


                                     SAI-39

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST -- CONSERVATIVE



Statement of Assets and Liabilities
December 31, 2003

--------------------------------------------------------------------------------



ASSETS
Investments in securities, at value
 (cost $16,027,024) ............................................................    $ 17,928,985
Interest receivable ............................................................           3,604
------------------------------------------------------------------------------------------------
 Total assets ..................................................................      17,932,589
------------------------------------------------------------------------------------------------
LIABILITIES
Payable for Fund units redeemed ................................................          16,211
Accrued expenses ...............................................................           3,686
------------------------------------------------------------------------------------------------
 Total liabilities .............................................................          19,897
------------------------------------------------------------------------------------------------
NET ASSETS (equivalent to $17.74 per unit based on 1,009,457 units outstanding)     $ 17,912,692
================================================================================================



   The accompanying notes are an integral part of these financial statements.


                                     SAI-40

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST -- CONSERVATIVE



Statement of Operations
Year Ended December 31, 2003

--------------------------------------------------------------------------------



INVESTMENT INCOME
 Interest ...............................................................    $   42,784
 Securities lending fee income (net of related expenses) ................           640
---------------------------------------------------------------------------------------
   Total investment income ..............................................        43,424
---------------------------------------------------------------------------------------
EXPENSES
 Management .............................................................        29,939
 Administration .........................................................        12,000
 Audit ..................................................................         6,500
 Other ..................................................................           825
---------------------------------------------------------------------------------------
   Total expenses .......................................................        49,264
---------------------------------------------------------------------------------------
   Net investment income (loss) .........................................        (5,840)
---------------------------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss):
   Investments ..........................................................       674,663
---------------------------------------------------------------------------------------
                                                                                674,663
---------------------------------------------------------------------------------------
 Net change in unrealized appreciation (depreciation):
   Investments ..........................................................     1,437,661
---------------------------------------------------------------------------------------
                                                                              1,437,661
---------------------------------------------------------------------------------------
 Net realized and unrealized gain (loss) ................................     2,112,324
---------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS .........    $2,106,484
=======================================================================================



   The accompanying notes are an integral part of these financial statements.


                                     SAI-41

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST -- CONSERVATIVE



Statement of Changes in Net Assets




----------------------------------------------------------------------------------------------------------------------
                                                                                          YEAR ENDED DECEMBER 31,
                                                                                           2003              2002
----------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss) ......................................................    $    (5,840)      $    13,327
Net realized gain (loss) ..........................................................        674,663           216,433
Net change in unrealized appreciation (depreciation) ..............................      1,437,661          (258,958)
----------------------------------------------------------------------------------------------------------------------
 Net increase (decrease) in net assets resulting from operations ..................      2,106,484           (29,198)
----------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from participant transactions .....      1,479,631         2,399,692
----------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS .............................................      3,586,115         2,370,494
NET ASSETS
 Beginning of year ................................................................     14,326,577        11,956,083
----------------------------------------------------------------------------------------------------------------------
 End of year ......................................................................    $17,912,692       $14,326,577
======================================================================================================================



    The accompanying notes are an integral part of these financial statements.


                                     SAI-42

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST -- CONSERVATIVE



Statement of Changes in Net Assets (Continued)



                                                                              YEAR ENDED DECEMBER 31,
                                                         -----------------------------------------------------------------
                                                                      2003                              2002
                                                         -------------------------------   -------------------------------
                                                             UNITS            AMOUNT           UNITS            AMOUNT
                                                         -------------   ---------------   -------------   ---------------
UNITS OF PARTICIPATION
PARTICIPANT TRANSACTIONS FOR THE FUND WERE AS FOLLOWS:
Units issued .........................................       573,025      $  9,388,437         463,479      $  7,182,688
Units redeemed .......................................      (471,141)       (7,908,806)       (308,947)       (4,782,996)
--------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) ..............................       101,884      $  1,479,631         154,532      $  2,399,692
==========================================================================================================================



All of the Fund's units outstanding were held by 1 unitholder at December 31, 2003.


   The accompanying notes are an integral part of these financial statements.

                                     SAI-43

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST -- CONSERVATIVE



Financial Highlights
(For a Unit of Participation Outstanding Throughout the Year)






                                                                          YEAR ENDED DECEMBER 31,
                                                    -------------------------------------------------------------------
                                                        2003          2002          2001          2000          1999

SELECTED PER UNIT DATA
Net asset value, beginning of year ..............     $ 15.79       $ 15.88       $ 15.72       $ 15.18       $ 14.27
-----------------------------------------------------------------------------------------------------------------------
Net investment income (loss) (a) ................      ( 0.01)         0.02          0.09          0.15          0.10
Net realized and unrealized gain (loss) .........        1.96        ( 0.11)         0.07          0.39          0.81
-----------------------------------------------------------------------------------------------------------------------
Total from investment operations ................        1.95        ( 0.09)         0.16          0.54          0.91
-----------------------------------------------------------------------------------------------------------------------
Net asset value, end of year ....................     $ 17.74       $ 15.79       $ 15.88       $ 15.72       $ 15.18
=======================================================================================================================
Total return (%) (b) ............................       12.41        ( 0.58)         1.02          3.56          6.38
-----------------------------------------------------------------------------------------------------------------------
RATIOS TO AVERAGE NET ASSETS
Ratio of expenses (%) (c) .......................        0.28          0.30          0.30          0.32          0.38
-----------------------------------------------------------------------------------------------------------------------
Ratio of net investment income (%) ..............      ( 0.03)         0.10          0.57          0.96          0.66
-----------------------------------------------------------------------------------------------------------------------
Portfolio turnover (%) ..........................          73            41            30            71            42
-----------------------------------------------------------------------------------------------------------------------
Net assets, end of year (000's) .................     $17,913       $14,327       $11,956       $11,599       $12,797
=======================================================================================================================



(a) Net investment income per unit has been calculated based upon an average of month-end units outstanding.

(b) Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of the year. The calculation includes only those expenses charged directly to the Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(c) The calculation includes only those expenses charged directly to the Fund, and does not include expenses charged to the funds in which the Fund invests.


   The accompanying notes are an integral part of these financial statements.

                                     SAI-44

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST -- CONSERVATIVE


Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003



----------------------------------------------------------------------------------
UNITS                                                                     VALUE
----------------------------------------------------------------------------------
             STATE STREET BANK AND TRUST COMPANY
             COLLECTIVE INVESTMENT FUNDS -- 100.0%
  174,798    Daily EAFE Fund1 .....................................    $ 1,802,687
  457,012    Government Credit Bond Fund1 .........................      8,966,582
   27,540    Russell 2000 Index Securities Lending Fund1 ..........        882,435
   13,519    S&P 500 Flagship Fund1 ...............................      2,693,541
3,583,740    Short Term Investment Fund1 ..........................      3,583,740
----------------------------------------------------------------------------------
             TOTAL COLLECTIVE INVESTMENT FUNDS ....................     17,928,985
----------------------------------------------------------------------------------
TOTAL INVESTMENTS -- 100%
(COST $16,027,024)...............................................      $17,928,985
==================================================================================



1  Collective Investment fund advised by State Street Global Advisors.


   The accompanying notes are an integral part of these financial statements.

                                     SAI-45

--------------------------------------------------------------------------------

                       STATE STREET BANK AND TRUST COMPANY
                   LIFECYCLE FUND GROUP TRUST -- CONSERVATIVE


                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2003


1. FUND ORGANIZATION AND INVESTMENT OBJECTIVE

   State Street Bank and Trust Company ("State Street Bank") Lifecycle Fund Group Trust -- Conservative (the "Fund") was formed by State Street Bank under the State Street Bank and Trust Company Investment Funds for Tax Exempt Retirement Plans Declaration of Trust. The investment objective of the Fund is to seek to provide current income and a low to moderate growth of capital. The Fund may attempt to achieve its investment objective by investing in other collective investment funds (each an "underlying fund"), managed by the Trustee, which have characteristics consistent with the overall investment objective. Refer to the financial statements of each underlying fund for disclosure of its accounting policies and investment holdings. State Street Bank is Trustee, custodian, and recordkeeper of the Fund and has exclusive management and control of the Trust. State Street Global Advisors, a division of State Street Bank, is the Fund's investment manager.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which require the use of management estimates. Actual results could differ from those estimates. The policies described below are followed consistently in the preparation of the financial statements.


   A. SECURITY VALUATION

      Investments in regulated investment companies or collective investment funds are valued at the net asset value per share/unit on the valuation date. Equity investments of the underlying funds for which market quotations are readily available are valued at the last reported sale price on their principal exchange on valuation date, or official close price for certain markets. If no sales are reported for that day, investments are valued at the more recent of the last published sale price or the mean between the last reported bid and asked prices, or at fair value as determined in good faith by the Trustee. Fixed income investments of the underlying funds are valued on the basis of valuations furnished by a pricing service approved by the Trustee, which determines valuations using methods based on market transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders, or at fair value as determined in good faith by the Trustee. Short-term investments, if any, are stated at amortized cost, which approximates market value.


   B. SECURITY TRANSACTIONS AND INVESTMENT INCOME

      Security transactions are accounted for as of trade date. Realized gains and losses from investment transactions are determined using the average cost method. Dividend income, if any, is recorded on the ex-dividend date. Distributions received from collective investment funds are recorded on the ex-dividend date and retain the character of income as earned by the underlying fund. Interest income earned on securities, if any, is recorded on the accrual basis. Interest income includes accretion of discounts and amortization of premiums, if any.

      Collective investment funds, in which the Fund invests, may retain investment income and net realized gains. Accordingly, realized and unrealized gains and losses reported by the Fund may include a component attributable to investment income of the underlying funds.


   C. INCOME TAXES

      It is the Fund's policy to comply with the requirements of Section 501(a) of the Internal Revenue Code relating to collective investment of employee benefit funds. Accordingly, the Fund is exempt from federal and state taxes and no federal or state tax provision is required.


                                     SAI-46

--------------------------------------------------------------------------------

                       STATE STREET BANK AND TRUST COMPANY
                   LIFECYCLE FUND GROUP TRUST -- CONSERVATIVE


                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2003




   D. ISSUANCES AND REDEMPTIONS OF UNITS OF PARTICIPATION

      The net asset value of the Fund is determined each business day ("valuation date"). Issuances and redemptions of Fund units are made on such days, based upon the value of the Fund as of the Fund's valuation date last preceding the date on which such order to contribute or withdraw assets is received. The Trustee, in its sole discretion, reserves the right to value any contribution or withdrawal as of the next succeeding valuation date or another date as the Trustee deems appropriate.


   E. EXPENSES

      Under the Declaration of Trust, the Fund may pay certain expenses for services received. The Trustee is paid a management fee by the Fund at the annual rate of 0.17% of the Fund's daily net asset value. The Trustee is paid an annual administration fee of $12,000. The Fund indirectly bears the expenses paid by the underlying funds, if any.


   F. DISTRIBUTIONS TO PARTICIPANTS

      Net investment income (including security lending fee income, if any) and net realized gains are retained by the Fund.


3. GLOBAL SECURITIES LENDING PROGRAM

   Fund participants have authorized the Fund to invest in certain collective investment funds that participate in the Global Securities Lending Program maintained by State Street Bank.


4. INVESTMENT TRANSACTIONS

   Purchases and sales of securities, including in-kind contributions and redemptions, if any, during the period ended December 31, 2003 were $14,411,727 and $12,970,724, respectively.


                                     SAI-47

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT AUDITORS


To the Participants and Trustee of
State Street Bank and Trust Company
Lifecycle Fund Group Trust -- Moderate


In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of State Street Bank and Trust Company Lifecycle Fund Group Trust -- Moderate at December 31, 2003, and the results of its operations, the changes in its net assets and the financial highlights for the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2003 by correspondence with the custodian, provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
March 5, 2004


                                     SAI-48

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST -- MODERATE


Statement of Assets and Liabilities
December 31, 2003

--------------------------------------------------------------------------------



ASSETS
Investments in securities, at value (cost $94,072,850)..........................    $ 111,623,643
Interest receivable ............................................................           10,652
--------------------------------------------------------------------------------------------------
 Total assets ..................................................................      111,634,295
--------------------------------------------------------------------------------------------------
LIABILITIES
Payable for Fund units redeemed ................................................          224,696
Accrued expenses ...............................................................           16,845
--------------------------------------------------------------------------------------------------
 Total liabilities .............................................................          241,541
--------------------------------------------------------------------------------------------------
NET ASSETS (equivalent to $19.82 per unit based on 5,619,020 units outstanding)     $ 111,392,754
==================================================================================================



   The accompanying notes are an integral part of these financial statements.


                                     SAI-49

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST -- MODERATE


Statement of Operations
Year Ended December 31, 2003

--------------------------------------------------------------------------------



INVESTMENT INCOME
 Interest ...............................................................   $   117,150
 Securities lending fee income (net of related expenses) ................         7,267
---------------------------------------------------------------------------------------
   Total investment income ..............................................       124,417
---------------------------------------------------------------------------------------
EXPENSES
 Management .............................................................       165,004
 Administration .........................................................        12,000
 Audit ..................................................................         8,500
 Other ..................................................................           825
---------------------------------------------------------------------------------------
   Total expenses .......................................................       186,329
---------------------------------------------------------------------------------------
   Net investment income (loss) .........................................       (61,912)
---------------------------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss):
   Investments ..........................................................     1,161,521
---------------------------------------------------------------------------------------
                                                                              1,161,521
---------------------------------------------------------------------------------------
 Net change in unrealized appreciation (depreciation):
   Investments ..........................................................    17,948,624
---------------------------------------------------------------------------------------
                                                                             17,948,624
---------------------------------------------------------------------------------------
 Net realized and unrealized gain (loss) ................................    19,110,145
---------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS .........   $19,048,233
=======================================================================================



   The accompanying notes are an integral part of these financial statements.


                                     SAI-50

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST -- MODERATE


Statement of Changes in Net Assets




-------------------------------------------------------------------------------------------------------------------------
                                                                                            YEAR ENDED DECEMBER 31,
                                                                                            2003               2002
-------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss) ......................................................     $    (61,912)     $      20,095
Net realized gain (loss) ..........................................................        1,161,521          2,337,453
Net change in unrealized appreciation (depreciation) ..............................       17,948,624        (12,238,829)
-------------------------------------------------------------------------------------------------------------------------
 Net increase (decrease) in net assets resulting from operations ..................       19,048,233         (9,881,281)
-------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from participant transactions .....        2,312,625         (6,753,633)
-------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS .............................................       21,360,858        (16,634,914)
NET ASSETS
 Beginning of year ................................................................       90,031,896        106,666,810
-------------------------------------------------------------------------------------------------------------------------
 End of year ......................................................................     $111,392,754      $  90,031,896
=========================================================================================================================



   The accompanying notes are an integral part of these financial statements.


                                     SAI-51

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST -- MODERATE


Statement of Changes in Net Assets (Continued)




                                                                               YEAR ENDED DECEMBER 31,
                                                         -------------------------------------------------------------------
                                                                       2003                               2002
                                                         -------------------------------------------------------------------
                                                             UNITS            AMOUNT            UNITS            AMOUNT
----------------------------------------------------------------------------------------------------------------------------
UNITS OF PARTICIPATION
PARTICIPANT TRANSACTIONS FOR THE FUND WERE AS FOLLOWS:
Units issued .........................................       798,769      $  14,158,918         466,959      $   7,910,046
Units redeemed .......................................      (680,877)       (11,846,293)       (890,913)       (14,663,679)
----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) ..............................       117,892      $   2,312,625        (423,954)     $  (6,753,633)
============================================================================================================================



All of the Fund's units outstanding were held by 1 unitholder at December 31, 2003.


   The accompanying notes are an integral part of these financial statements.

                                     SAI-52

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST -- MODERATE


Financial Highlights
(For a Unit of Participation Outstanding Throughout the Year)



                                                                          YEAR ENDED DECEMBER 31,
                                                    -------------------------------------------------------------------
                                                        2003          2002          2001          2000          1999
-----------------------------------------------------------------------------------------------------------------------
SELECTED PER UNIT DATA
Net asset value, beginning of year ..............    $  16.37      $  18.00      $  18.82      $  19.16      $  16.96
-----------------------------------------------------------------------------------------------------------------------
Net investment income (loss) (a) (b) ............      ( 0.01)         0.00          0.05          0.09          0.06
Net realized and unrealized gain (loss) .........        3.46        ( 1.63)       ( 0.87)       ( 0.43)         2.14
-----------------------------------------------------------------------------------------------------------------------
Total from investment operations ................        3.45        ( 1.63)       ( 0.82)       ( 0.34)         2.20
-----------------------------------------------------------------------------------------------------------------------
Net asset value, end of year ....................    $  19.82      $  16.37      $  18.00      $  18.82      $  19.16
=======================================================================================================================
Total return (%) (c) ............................       21.13        ( 9.09)       ( 4.36)       ( 1.78)        12.97
=======================================================================================================================
RATIOS TO AVERAGE NET ASSETS
Ratio of expenses (%) (d) .......................        0.19          0.19          0.17          0.18          0.19
-----------------------------------------------------------------------------------------------------------------------
Ratio of net investment (loss) (%) ..............      ( 0.06)         0.02          0.28          0.47          0.34
Portfolio turnover (%) ..........................          31            25            21            51            33
-----------------------------------------------------------------------------------------------------------------------
Net assets, end of year (000,000s) ..............    $    111      $     90      $    107      $    123      $    133
-----------------------------------------------------------------------------------------------------------------------



(a) Net investment income (loss) per unit has been calculated based upon an average of month-end units outstanding.

(b) Zero amounts represent that which are less than $0.005 or 0.005% or ($0.005) or (0.005%) if negative.

(c) Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of the year. The calculation includes only those expenses charged directly to the Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(d) The calculation includes only those expenses charged directly to the Fund, and does not include expenses charged to the funds in which the Fund invests.


   The accompanying notes are an integral part of these financial statements.

                                     SAI-53

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST -- MODERATE


Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003





----------------------------------------------------------------------------------------------------------
UNITS                                                                                            VALUE
----------------------------------------------------------------------------------------------------------
                STATE STREET BANK AND TRUST COMPANY COLLECTIVE INVESTMENT FUNDS -- 100.0%
    1,632,617   Daily EAFE Fund1 ........................................................    $ 16,837,176
    1,707,513   Government Credit Bond Fund1 ............................................      33,501,400
      343,009   Russell 2000 Index Securities Lending Fund1 .............................      10,990,700
      196,431   S&P 500 Flagship Fund1 ..................................................      39,136,129
   11,158,238   Short Term Investment Fund1 .............................................      11,158,238
----------------------------------------------------------------------------------------------------------
                TOTAL COLLECTIVE INVESTMENT FUNDS .......................................     111,623,643
----------------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS -- 100%
(COST $94,072,850).....................................................................      $111,623,643
==========================================================================================================



1  Collective Investment fund advised by State Street Global Advisors.


   The accompanying notes are an integral part of these financial statements.

                                     SAI-54

--------------------------------------------------------------------------------

                       STATE STREET BANK AND TRUST COMPANY
                     LIFECYCLE FUND GROUP TRUST -- MODERATE


                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2003


1. FUND ORGANIZATION AND INVESTMENT OBJECTIVE

   State Street Bank and Trust Company ("State Street Bank") Lifecycle Fund Group Trust -- Moderate (the "Fund") was formed by State Street Bank under the State Street Bank and Trust Company Investment Funds for Tax Exempt Retirement Plans Declaration of Trust. The investment objective of the Fund is to seek to provide growth of capital and a reasonable level of current income. The Fund may attempt to achieve its investment objective by investing in other collective investment funds (each an "underlying fund"), managed by the Trustee, which have characteristics consistent with the overall investment objective. Refer to the financial statements of each underlying fund for disclosure of its accounting policies and investment holdings. State Street Bank is Trustee, custodian, and recordkeeper of the Fund and has exclusive management and control of the Trust. State Street Global Advisors, a division of State Street Bank, is the Fund's investment manager.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which require the use of management estimates. Actual results could differ from those estimates. The policies described below are followed consistently in the preparation of the financial statements.

   A. SECURITY VALUATION

      Investments in regulated investment companies or collective investment funds are valued at the net asset value per share/unit on the valuation date. Equity investments of the underlying funds for which market quotations are readily available are valued at the last reported sale price on their principal exchange on valuation date, or official close price for certain markets. If no sales are reported for that day, investments are valued at the more recent of the last published sale price or the mean between the last reported bid and asked prices, or at fair value as determined in good faith by the Trustee. Fixed income investments of the underlying funds are valued on the basis of valuations furnished by a pricing service approved by the Trustee, which determines valuations using methods based on market transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders, or at fair value as determined in good faith by the Trustee. Short-term investments, if any, are stated at amortized cost, which approximates market value.


   B. SECURITY TRANSACTIONS AND INVESTMENT INCOME

      Security transactions are accounted for as of trade date. Realized gains and losses from investment transactions are determined using the average cost method. Dividend income, if any, is recorded on the ex-dividend date. Interest income earned on securities, if any, is recorded on the accrual basis. Interest income includes accretion of discounts and amortization of premiums, if any.

      Collective investment funds, in which the Fund invests, may retain investment income and net realized gains. Accordingly, realized and unrealized gains and losses reported by the Fund may include a component attributable to investment income of the underlying funds.


   C. INCOME TAXES

      It is the Fund's policy to comply with the requirements of Section 501(a) of the Internal Revenue Code relating to collective investment of employee benefit funds. Accordingly, the Fund is exempt from federal and state taxes and no federal or state tax provision is required.


   D. ISSUANCES AND REDEMPTIONS OF UNITS OF PARTICIPATION

      The net asset value of the Fund is determined each business day ("valuation date"). Issuances and redemptions of Fund units are made on such days, based upon the net asset value per unit of the Fund as


                                     SAI-55

--------------------------------------------------------------------------------

                       STATE STREET BANK AND TRUST COMPANY
                     LIFECYCLE FUND GROUP TRUST -- MODERATE


                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2003




      of the Fund's valuation date last preceding the date on which such order to contribute or withdraw assets is received. The Trustee, in its sole discretion, reserves the right to value any contribution or withdrawal as of the next succeeding valuation date or another date as the Trustee deems appropriate.


   E. EXPENSES

      Under the Declaration of Trust, the Fund may pay certain expenses for services received. The Trustee is paid a management fee by the Fund at the annual rate of 0.17% of the Fund's daily net asset value. The Trustee is paid an annual administration fee of $12,000. The Fund indirectly bears the expenses paid by the underlying funds, if any.


   F. DISTRIBUTIONS TO PARTICIPANTS

      Net investment income (including security lending fee income, if any) and net realized gains are retained by the Fund.


3. GLOBAL SECURITIES LENDING PROGRAM

   Fund participants have authorized the Fund to invest in certain collective investment funds that participate in the Global Securities Lending Program maintained by State Street Bank.


4. INVESTMENT TRANSACTIONS

   Purchases and sales of securities, including in-kind contributions and redemptions, if any, during the period ended December 31, 2003 were $32,864,064 and $30,445,229, respectively.


                                     SAI-56

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT AUDITORS



To the Participants and Trustee of
State Street Bank and Trust Company
S&P 500 Flagship Fund
and State Street Bank and Trust Company
S&P 500 Flagship Non-Lending Fund


In our opinion, the accompanying combined statement of assets and liabilities, including the combined schedule of investments, and the related combined statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of State Street Bank and Trust Company S&P 500 Flagship Fund and State Street Bank and Trust Company S&P 500 Flagship Non-Lending Fund at December 31, 2003, and the results of their operations, the changes in their net assets and each of their financial highlights for the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2003 by correspondence with the custodian, provide a reasonable basis for our opinion.



/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
February 13, 2004






                                     SAI-57

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 FLAGSHIP NON-LENDING FUND


Combined Statement of Assets and Liabilities
DECEMBER 31, 2003
--------------------------------------------------------------------------------

ASSETS
Investments in securities, at value,
 (including securities on loan of $1,365,819,533) (cost $70,408,923,663) .................  $79,437,797,796
Investments held as collateral for securities loaned .....................................    1,400,803,370
Receivable for Fund units issued .........................................................       40,463,858
Receivable for investments sold ..........................................................        9,109,396
Variation margin receivable ..............................................................        2,497,520
Dividends receivable .....................................................................      105,457,413
Interest receivable ......................................................................          868,582
-----------------------------------------------------------------------------------------------------------
 Total assets ............................................................................   80,996,997,935
-----------------------------------------------------------------------------------------------------------
LIABILITIES
Payable for collateral on securities loaned ..............................................    1,400,803,370
Payable for Fund units redeemed ..........................................................        1,207,369
Payable for investments purchased ........................................................      104,180,522
Accrued expenses .........................................................................          231,163
-----------------------------------------------------------------------------------------------------------
 Total liabilities .......................................................................    1,506,422,424
-----------------------------------------------------------------------------------------------------------
NET ASSETS ...............................................................................  $79,490,575,511
-----------------------------------------------------------------------------------------------------------
S&P 500 FLAGSHIP FUND (385,769,603 units outstanding, at $199.24 per unit net asset value)  $76,858,955,430 value)
S&P 500 FLAGSHIP NON-LENDING FUND (13,208,598 units outstanding, at $199.24 per unit net asset
 value) ..................................................................................    2,631,620,081
-----------------------------------------------------------------------------------------------------------
                                                                                            $79,490,575,511
===========================================================================================================

   The accompanying notes are an integral part of these financial statements.

                                     SAI-58

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 FLAGSHIP NON-LENDING FUND


Combined Statement of Operations

YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

INVESTMENT INCOME
 Dividends .............................................................................   $ 1,179,454,702
 Interest ..............................................................................        11,446,148
 Securities lending fee income (net of related expenses), allocated to the Lending Fund          2,607,874
----------------------------------------------------------------------------------------------------------
   Total investment income .............................................................     1,193,508,724
----------------------------------------------------------------------------------------------------------
EXPENSES
 Custody ...............................................................................         2,193,277
 Audit .................................................................................            78,000
 Other .................................................................................            10,485
----------------------------------------------------------------------------------------------------------
   Total expenses ......................................................................         2,281,762
----------------------------------------------------------------------------------------------------------
   Net investment income (loss) ........................................................     1,191,226,962
----------------------------------------------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss):
   Investments .........................................................................      (531,433,813)
   Futures contracts ...................................................................       156,720,853
----------------------------------------------------------------------------------------------------------
                                                                                              (374,712,960)
----------------------------------------------------------------------------------------------------------
 Net change in unrealized appreciation (depreciation):
   Investments .........................................................................    16,571,058,846
   Futures contracts ...................................................................        70,696,066
----------------------------------------------------------------------------------------------------------
                                                                                            16,641,754,912
----------------------------------------------------------------------------------------------------------
   Net realized and unrealized gain (loss) .............................................    16,267,041,952
----------------------------------------------------------------------------------------------------------
 NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS .......................   $17,458,268,914
==========================================================================================================

   The accompanying notes are an integral part of these financial statements.

                                     SAI-59

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 FLAGSHIP NON-LENDING FUND


Combined Statement of Changes in Net Assets


---------------------------------------------------------------------------------------------------------------------------------
                                                                                                  YEAR ENDED DECEMBER 31,
                                                                                                  2003                2002
---------------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
 Net investment income (loss) ............................................................  $ 1,191,226,962    $   1,039,161,175
 Net realized gain (loss) ................................................................     (374,712,960)      (1,755,452,338)
 Net change in unrealized appreciation (depreciation) ....................................   16,641,754,912      (15,355,655,795)
---------------------------------------------------------------------------------------------------------------------------------
 Net increase (decrease) in net assets resulting from operations .........................   17,458,268,914      (16,071,946,958)
---------------------------------------------------------------------------------------------------------------------------------
Distributions of security lending fee income, allocated to the Lending Fund participants .       (2,607,874)          (4,128,421)
---------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from participant transactions ............    3,213,988,294        3,816,157,284
---------------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS ....................................................   20,669,649,334      (12,259,918,095)
NET ASSETS
 Beginning of year .......................................................................   58,820,926,177       71,080,844,272
---------------------------------------------------------------------------------------------------------------------------------
 End of year .............................................................................  $79,490,575,511    $  58,820,926,177
=================================================================================================================================

  The accompanying notes are an integral part of these financial statements.

                                     SAI-60

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 FLAGSHIP NON-LENDING FUND


Combined Statement of Changes in Net Assets (Continued)


                                                                                 YEAR ENDED DECEMBER 31,
                                                                       2003                                  2002
---------------------------------------------------------------------------------------------------------------------------------
                                                             UNITS             AMOUNT              UNITS             AMOUNT
---------------------------------------------------------------------------------------------------------------------------------
UNITS OF PARTICIPATION
PARTICIPANT TRANSACTIONS FOR THE FUND WERE AS FOLLOWS:
LENDING FUND
 Units issued ........................................    126,878,539    $  21,894,176,856       94,473,861    $  16,124,195,966
 Units redeemed ......................................    (89,977,623)     (15,832,787,498)     (61,529,262)     (10,446,896,132)
---------------------------------------------------------------------------------------------------------------------------------
   Total .............................................     36,900,916    $   6,061,389,358       32,944,599    $   5,677,299,834
---------------------------------------------------------------------------------------------------------------------------------
NON-LENDING FUND
 Units issued ........................................      3,708,285    $     607,890,709        4,397,428    $     762,548,309
 Units redeemed ......................................    (21,672,172)      (3,455,291,773)     (15,319,023)      (2,623,690,859)
---------------------------------------------------------------------------------------------------------------------------------
   Total .............................................    (17,963,887)   $  (2,847,401,064)     (10,921,595)   $  (1,861,142,550)
---------------------------------------------------------------------------------------------------------------------------------
 Net increase (decrease) .............................     18,937,029    $   3,213,988,294       22,023,004    $   3,816,157,284
=================================================================================================================================

LENDING FUND

Units in excess of 10% of the Lending Fund units outstanding at December 31, 2003 held by 1 of the Lending Fund's unitholders aggregated 29% of the Lending Fund's total units outstanding.


NON-LENDING FUND

Units in excess of 10% of the Non-Lending Fund units outstanding at December 31, 2003 held by 4 of the Non-Lending Fund's unitholders aggregated 82% of the Non-Lending Fund's total units outstanding.






   The accompanying notes are an integral part of these financial statements.

                                     SAI-61

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND

Financial Highlights
(FOR A UNIT OF PARTICIPATION OUTSTANDING THROUGHOUT THE YEAR)



                                                                            YEAR ENDED DECEMBER 31,
                                                        ----------------------------------------------------------------
                                                            2003         2002         2001         2000         1999
------------------------------------------------------------------------------------------------------------------------
SELECTED PER UNIT DATA
Net asset value, beginning of year ....................  $  154.78    $  198.54    $  225.33    $  247.79    $  204.72
------------------------------------------------------------------------------------------------------------------------
Net investment income (loss) (a) ......................       3.08         2.81         2.77         2.90         2.99
Net realized and unrealized gain (loss) ...............      41.39      ( 46.56)     ( 29.55)     ( 25.33)       40.09
------------------------------------------------------------------------------------------------------------------------
Total from investment operations ......................      44.47      ( 43.75)     ( 26.78)     ( 22.43)       43.08
Distribution of securities lending fee income .........    (  0.01)     (  0.01)     (  0.01)     (  0.03)     (  0.01)
------------------------------------------------------------------------------------------------------------------------
Net asset value, end of year ..........................  $  199.24    $  154.78    $  198.54    $  225.33    $  247.79
========================================================================================================================
Total return (%) (b) ..................................      28.73      ( 22.03)     ( 11.89)     (  9.05)       21.04
RATIOS TO AVERAGE NET ASSETS
Ratio of expenses (%) (c) (d) .........................       0.00         0.00         0.00         0.00         0.00
Ratio of net investment income (%) ....................       1.80         1.62         1.35         1.20         1.35
Portfolio turnover (%) ................................         25           24           19           26           13
Net assets, end of year (000,000s) ....................  $  76,859    $  53,996    $  62,723    $  64,361    $  75,574

----------

(a) Net investment income (loss) per unit has been calculated based upon an average of month-end units outstanding.

(b) Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of the year and assumes reinvestment of distributions, if any. The calculation includes only those expenses charged directly to the Lending Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(c) Zero amounts represent that which are less than $0.005 or 0.005% or ($0.005) or (0.005%) if negative.

(d) The calculation includes only those expenses charged directly to the Fund, and does not include expenses charged to the funds in which the Fund invests.







   The accompanying notes are an integral part of these financial statements.

                                     SAI-62

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP NON-LENDING FUND


Financial Highlights
(FOR A UNIT OF PARTICIPATION OUTSTANDING THROUGHOUT THE YEAR)



                                                                            YEAR ENDED DECEMBER 31,
                                                    ------------------------------------------------------------------------
                                                        2003           2002           2001           2000           1999
----------------------------------------------------------------------------------------------------------------------------
SELECTED PER UNIT DATA
Net asset value, beginning of year ..............    $  154.78      $  198.54      $  225.33      $  247.79      $  204.72
----------------------------------------------------------------------------------------------------------------------------
Net investment income (loss) (a) ................         3.07           2.80           2.76           2.87           2.98
Net realized and unrealized gain (loss) .........        41.39        ( 46.56)       ( 29.55)       ( 25.33)         40.09
----------------------------------------------------------------------------------------------------------------------------
Total from investment operations ................        44.46        ( 43.76)       ( 26.79)       ( 22.46)         43.07
----------------------------------------------------------------------------------------------------------------------------
Net asset value, end of year ....................    $  199.24      $  154.78      $  198.54      $  225.33      $  247.79
============================================================================================================================
Total return (%) (b) ............................        28.72        ( 22.04)       ( 11.89)       (  9.06)         21.04
RATIOS TO AVERAGE NET ASSETS
Ratio of expenses (%) (c) (d) ...................         0.00           0.00           0.00           0.00           0.00
Ratio of net investment income (%) ..............         1.79           1.61           1.34           1.19           1.34
Portfolio turnover (%) ..........................           25             24             19             26             13
Net assets, end of year (000,000s) ..............    $   2,632      $   4,825      $   8,357      $  12,332      $  14,321

----------
(a) Net investment income (loss) per unit has been calculated based upon an average of month-end units outstanding.

(b) Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in net asset value per unit between the beginning and end of the year. The calculation includes only those expenses charged directly to the Non-Lending Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(c) Zero amounts represent that which are less than 0.005% or (0.005%) if negative.

(d) The calculation includes only those expenses charged directly to the Fund, and does not include expenses charged to the funds in which the Fund invests.





  The accompanying notes are an integral part of these financial statements.

                                     SAI-63

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 FLAGSHIP NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003




--------------------------------------------------------------------------------
                                                SHARES             VALUE
--------------------------------------------------------------------------------
COMMON STOCK -- 98.9%
(UNLESS OTHERWISE NOTED)
3M Co ....................................     5,990,717     $   509,390,667
Abbott Laboratories ......................    11,935,302         556,185,073
ACE Ltd ..................................     2,138,385          88,571,907
ADC Telecommunications Inc ...............     6,184,096          18,366,765
Adobe Systems Inc ........................     1,774,323          69,730,894
Adolph Coors Co ..........................       280,630          15,743,343
Advanced Micro Devices Inc ...............     2,660,361          39,639,379
AES Corp/The .............................     4,732,895          44,678,529
Aetna Inc ................................     1,170,566          79,106,850
Aflac Inc ................................     3,922,911         141,930,920
Agilent Technologies Inc .................     3,649,417         106,708,953
Air Products & Chemicals Inc .............     1,758,173          92,884,280
Alberto-Culver Co ........................       447,641          28,237,194
Albertson's Inc ..........................     2,813,119          63,717,145
Alcoa Inc ................................     6,613,974         251,331,012
Allegheny Energy Inc .....................       968,510          12,358,188
Allegheny Technologies Inc ...............       609,324           8,055,263
Allergan Inc .............................       989,924          76,036,062
Allied Waste Industries Inc ..............     2,436,503          33,818,662
Allstate Corp/The ........................     5,395,016         232,093,588
ALLTEL Corp ..............................     2,381,730         110,940,983
Altera Corp ..............................     2,904,352          65,928,790
Altria Group Inc .........................    15,467,208         841,725,459
AMBAC Financial Group Inc ................       806,209          55,942,843
Amerada Hess Corp ........................       685,782          36,463,029
Ameren Corp ..............................     1,218,451          56,048,746
American Electric Power Co Inc ...........     3,014,673          91,977,673
American Express Co ......................     9,829,067         474,055,901
American Greetings .......................       508,418          11,119,102
American International Group Inc .........    19,932,520       1,321,127,426
American Power Conversion ................     1,479,876          36,182,968
American Standard Cos Inc ................       554,836          55,871,985
AmerisourceBergen Corp ...................       845,646          47,483,023
Amgen Inc ................................     9,845,684         608,463,271
AmSouth Bancorp ..........................     2,679,352          65,644,124
Anadarko Petroleum Corp ..................     1,911,664          97,513,981
Analog Devices Inc .......................     2,803,467         127,978,269
Andrew Corp ..............................     1,186,458          13,656,132

   The accompanying notes are an integral part of these financial statements.

                                     SAI-64

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 FLAGSHIP NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003



--------------------------------------------------------------------------------
                                                        SHARES            VALUE
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
(UNLESS OTHERWISE NOTED)
Anheuser-Busch Cos Inc ...........................    6,218,664  $   327,599,220
Anthem Inc .......................................    1,054,319       79,073,925
AON Corp .........................................    2,393,358       57,296,991
Apache Corp ......................................    1,242,288      100,749,557
Apartment Investment & Management Co .............      704,374       24,300,903
Apollo Group Inc (Class A) .......................    1,343,510       91,358,680
Apple Computer Inc ...............................    2,766,579       59,121,793
Applera Corp -- Applied Biosystems Group .........    1,587,388       32,874,805
Applied Materials Inc ............................   12,693,987      284,980,008
Applied Micro Circuits Corp ......................    2,251,569       13,464,383
Archer-Daniels-Midland Co ........................    4,935,245       75,114,429
Ashland Inc ......................................      521,809       22,990,905
AT&T Corp ........................................    6,028,548      122,379,524
AT&T Wireless Services Inc .......................   20,786,998      166,088,114
Autodesk Inc .....................................      850,507       20,905,462
Automatic Data Processing Inc ....................    4,596,107      182,051,798
Autonation Inc ...................................    2,129,522       39,119,319
Autozone Inc .....................................      671,982       57,259,586
Avaya Inc ........................................    3,151,960       40,786,362
Avery Dennison Corp ..............................      843,007       47,225,252
Avon Products Inc ................................    1,821,336      122,921,967
Baker Hughes Inc .................................    2,559,898       82,326,320
Ball Corp ........................................      433,618       25,830,624
Bank of America Corp .............................   11,341,906      912,229,500
Bank of New York Co Inc/The ......................    5,947,721      196,988,520
Bank One Corp ....................................    8,534,943      389,108,051
Bausch & Lomb Inc ................................      400,122       20,766,332
Baxter International Inc .........................    4,658,080      142,164,602
BB&T Corp ........................................    4,180,951      161,551,947
Bear Stearns Cos Inc/The .........................      754,756       60,342,742
Becton Dickinson & Co ............................    1,938,087       79,732,899
Bed Bath & Beyond Inc ............................    2,241,404       97,164,863
BellSouth Corp ...................................   14,110,325      399,322,198
Bemis Co .........................................      405,545       20,277,250
Best Buy Co Inc ..................................    2,469,538      129,008,665
Big Lots Inc .....................................      879,005       12,490,661
Biogen Idec Inc ..................................    2,479,105       91,181,482
Biomet Inc .......................................    1,951,155       71,041,554
BJ Services Co ...................................    1,196,263       42,945,842

   The accompanying notes are an integral part of these financial statements.


                                     SAI-65

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 FLAGSHIP NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003



--------------------------------------------------------------------------------
                                                 SHARES             VALUE
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
(UNLESS OTHERWISE NOTED)
Black & Decker Corp .......................       592,887     $    29,241,187
BMC Software Inc ..........................     1,814,661          33,843,428
Boeing Co/The .............................     6,420,739         270,569,941
Boise Cascade Corp ........................       660,147          21,692,430
Boston Scientific Corp ....................     6,245,598         229,588,182
Bristol-Myers Squibb Co ...................    14,801,807         423,331,680
Broadcom Corp (Class A) ...................     2,311,461          78,797,705
Brown-Forman Corp .........................       462,959          43,263,519
Brunswick Corp ............................       696,989          22,185,160
Burlington Northern Santa Fe Corp .........     2,833,167          91,652,952
Burlington Resources Inc ..................     1,557,661          86,263,266
Calpine Corp ..............................     3,158,901          15,194,314
Campbell Soup Co ..........................     3,131,805          83,932,374
Capital One Financial Corp ................     1,762,602         108,029,877
Cardinal Health Inc .......................     3,304,386         202,096,248
Carnival Corp .............................     4,811,504         191,161,054
Caterpillar Inc ...........................     2,656,140         220,512,743
Cendant Corp ..............................     7,737,106         172,305,351
Centerpoint Energy Inc ....................     2,335,976          22,635,607
Centex Corp ...............................       474,479          51,077,664
CenturyTel Inc ............................     1,100,396          35,894,918
Charles Schwab Corp/The ...................    10,262,354         121,506,271
Charter One Financial Inc .................     1,700,139          58,739,802
ChevronTexaco Corp ........................     8,163,447         705,240,186
Chiron Corp ...............................     1,425,870          81,260,331
Chubb Corp ................................     1,433,283          97,606,572
Ciena Corp ................................     3,576,248          23,746,287
Cigna Corp ................................     1,072,159          61,649,143
Cincinnati Financial Corp .................     1,224,467          51,280,678
Cinergy Corp ..............................     1,337,685          51,915,555
Cintas Corp ...............................     1,303,392          65,339,041
Circuit City Stores Inc ...................     1,655,913          16,774,399
Cisco Systems Inc .........................    52,603,666       1,277,743,047
Citigroup Inc .............................    39,347,836       1,909,943,959
Citizens Communications Co ................     2,172,880          26,987,170
Citrix Systems Inc ........................     1,246,141          26,430,651
Clear Channel Communications Inc ..........     4,706,354         220,398,558
Clorox Co .................................     1,648,219          80,037,515
CMS Energy Corp ...........................     1,232,295          10,499,153

   The accompanying notes are an integral part of these financial statements.


                                     SAI-66

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 FLAGSHIP NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003



--------------------------------------------------------------------------------
                                                     SHARES             VALUE
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
(UNLESS OTHERWISE NOTED)
Coca-Cola Co/The ..............................    18,708,708    $   949,466,931
Coca-Cola Enterprises Inc .....................     3,479,920         76,105,850
Colgate-Palmolive Co ..........................     4,099,443        205,177,122
Comcast Corp CL A .............................    17,184,958        564,869,569
Comerica Inc ..................................     1,337,533         74,982,100
Computer Associates International Inc .........     4,419,675        120,833,915
Computer Sciences Corp ........................     1,429,706         63,235,896
Compuware Corp ................................     2,869,652         17,332,698
Comverse Technology Inc .......................     1,496,379         26,321,307
ConAgra Foods Inc .............................     4,097,923        108,144,188
Concord EFS Inc ...............................     3,690,004         54,759,659
ConocoPhillips ................................     5,219,028        342,211,666
Consolidated Edison Inc .......................     1,720,811         74,012,081
Constellation Energy Group Inc ................     1,273,437         49,867,793
Convergys Corp ................................     1,132,612         19,775,406
Cooper Industries Ltd .........................       703,263         40,740,026
Cooper Tire & Rubber Co .......................       565,825         12,097,339
Corning Inc ...................................    10,199,589        106,381,713
Costco Wholesale Corp .........................     3,529,448        131,224,877
Countrywide Financial Corp ....................     1,405,328        106,594,129
CR Bard Inc ...................................       394,755         32,073,844
Crane Co ......................................       449,076         13,804,596
CSX Corp ......................................     1,663,669         59,792,264
Cummins Inc ...................................       319,684         15,645,335
CVS Corp ......................................     3,009,751        108,712,206
Dana Corp .....................................     1,143,588         20,984,840
Danaher Corp ..................................     1,176,200        107,916,350
Darden Restaurants Inc ........................     1,248,776         26,274,247
Deere & Co ....................................     1,834,153        119,311,653
Dell Inc ......................................    19,514,540        662,713,778
Delphi Corp ...................................     4,194,749         42,828,387
Delta Air Lines Inc ...........................       943,014         11,136,995
Deluxe Corp ...................................       419,799         17,350,293
Devon Energy Corp .............................     1,763,305        100,966,844
Dillard's Inc/AR ..............................       671,151         11,047,145
Dollar General Corp ...........................     2,569,291         53,929,418
Dominion Resources Inc/VA .....................     2,491,941        159,060,594
Dover Corp ....................................     1,545,615         61,438,196
Dow Chemical Co/The ...........................     7,026,087        292,074,437

   The accompanying notes are an integral part of these financial statements.



                                     SAI-67

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 FLAGSHIP NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003



--------------------------------------------------------------------------------
                                                      SHARES             VALUE
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
(UNLESS OTHERWISE NOTED)
Dow Jones & Co Inc ..............................      662,008   $    33,001,099
DTE Energy Co ...................................    1,284,430        50,606,542
Duke Energy Corp ................................    6,931,076       141,740,504
Dynegy Inc (Class A) ............................    2,790,435        11,943,062
Eastman Chemical Co .............................      587,398        23,219,843
Eastman Kodak Co ................................    2,194,118        56,323,009
Eaton Corp ......................................      580,023        62,630,884
eBay Inc ........................................    4,914,288       317,413,862
Ecolab Inc ......................................    1,991,378        54,504,016
Edison International ............................    2,468,035        54,124,008
EI Du Pont de Nemours & Co ......................    7,608,087       349,135,112
El Paso Corp ....................................    4,542,637        37,204,197
Electronic Arts Inc .............................    2,274,880       108,693,766
Electronic Data Systems Corp ....................    3,630,150        89,083,881
Eli Lilly & Co ..................................    8,570,675       602,775,573
EMC Corp ........................................   18,180,038       234,886,091
Emerson Electric Co .............................    3,224,381       208,778,670
Engelhard Corp ..................................      964,698        28,892,705
Entergy Corp ....................................    1,770,111       101,126,441
EOG Resources Inc ...............................      866,573        40,009,675
Equifax Inc .....................................    1,171,367        28,698,492
Equity Office Properties Trust (REIT) 1 .........    3,025,772        86,688,368
Equity Residential (REIT) 1 .....................    2,099,058        61,943,202
Exelon Corp .....................................    2,493,959       165,499,119
Express Scripts Inc .............................      594,606        39,499,677
Exxon Mobil Corp ................................   50,456,337     2,068,709,817
Family Dollar Stores Inc ........................    1,315,899        47,214,456
Fannie Mae ......................................    7,435,103       558,078,831
Federated Department Stores .....................    1,396,369        65,810,871
Federated Investors Inc (Class B) ...............      819,086        24,048,365
FedEx Corp ......................................    2,277,911       153,758,993
Fifth Third Bancorp .............................    4,343,014       256,672,127
First Data Corp .................................    5,582,303       229,376,830
First Tennessee National Corp ...................      959,843        42,329,076
FirstEnergy Corp ................................    2,532,838        89,155,898
Fiserv Inc ......................................    1,476,856        58,350,581
FleetBoston Financial Corp ......................    8,056,905       351,683,903
Fluor Corp ......................................      611,251        24,229,990
Ford Motor Co ...................................   13,926,378       222,822,048

   The accompanying notes are an integral part of these financial statements.



                                     SAI-68

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 FLAGSHIP NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003


--------------------------------------------------------------------------------
                                                        SHARES         VALUE
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
(UNLESS OTHERWISE NOTED)
Forest Laboratories Inc ...........................    2,790,538   $ 172,455,248
Fortune Brands Inc ................................    1,113,337      79,592,462
FPL Group Inc .....................................    1,406,214      91,994,520
Franklin Resources Inc ............................    1,912,811      99,580,941
Freddie Mac .......................................    5,312,424     309,820,568
Freeport-McMoRan Copper & Gold Inc (Class B) ......    1,332,013      56,117,708
Gannett Co Inc ....................................    2,090,462     186,385,592
Gap Inc/The .......................................    6,837,325     158,694,313
Gateway Inc .......................................    2,476,415      11,391,509
General Dynamics Corp .............................    1,509,189     136,415,594
General Electric Co ...............................   76,664,142   2,375,055,119
General Mills Inc .................................    2,849,631     129,088,284
General Motors Corp ...............................    4,281,756     228,645,770
Genuine Parts Co ..................................    1,384,590      45,968,388
Genzyme Corp ......................................    1,707,994      84,272,424
Georgia-Pacific Corp ..............................    1,939,553      59,486,091
Gillette Co/The ...................................    7,743,217     284,408,360
Golden West Financial Corp ........................    1,159,590     119,658,092
Goldman Sachs Group Inc ...........................    3,604,363     355,858,759
Goodrich Corp .....................................      901,195      26,756,480
Goodyear Tire & Rubber Co/The .....................    1,343,188      10,557,458
Great Lakes Chemical Corp .........................      386,430      10,507,032
Guidant Corp ......................................    2,368,663     142,593,513
H&R Block Inc .....................................    1,364,707      75,563,827
Halliburton Co ....................................    3,343,287      86,925,462
Harley-Davidson Inc ...............................    2,320,500     110,293,365
Harrah's Entertainment Inc ........................      842,141      41,913,358
Hartford Financial Services Group Inc .............    2,154,860     127,201,386
Hasbro Inc ........................................    1,331,882      28,342,449
HCA Inc ...........................................    3,816,199     163,943,909
Health Management Associates Inc ..................    1,811,753      43,482,072
Hercules Inc ......................................      847,982      10,345,380
Hershey Foods Corp ................................      993,074      76,456,767
Hewlett-Packard Co ................................   23,273,121     534,583,589
Hilton Hotels Corp ................................    2,891,239      49,526,924
HJ Heinz Co .......................................    2,685,332      97,826,645
Home Depot Inc ....................................   17,366,069     616,321,789
Honeywell International Inc .......................    6,620,305     221,316,796
Humana Inc ........................................    1,232,738      28,168,063

   The accompanying notes are an integral part of these financial statements.


                                     SAI-69

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 FLAGSHIP NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003



--------------------------------------------------------------------------------
                                                      SHARES             VALUE
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
(UNLESS OTHERWISE NOTED)
Huntington Bancshares Inc ......................     1,735,812   $    39,055,770
Illinois Tool Works Inc ........................     2,356,027       197,694,226
IMS Health Inc .................................     1,835,561        45,632,046
Ingersoll-Rand Co (Class A) ....................     1,334,909        90,613,623
Intel Corp .....................................    49,862,721     1,605,579,616
International Business Machines Corp ...........    13,132,923     1,217,159,304
International Flavors & Fragrances Inc .........       723,966        25,280,893
International Game Technology ..................     2,641,282        94,293,767
International Paper Co .........................     3,684,591       158,842,718
Interpublic Group of Cos Inc ...................     3,164,208        49,361,645
Intuit Inc .....................................     1,560,611        82,571,928
ITT Industries Inc .............................       695,660        51,624,929
Jabil Circuit Inc ..............................     1,532,868        43,380,164
Janus Capital Group Inc ........................     1,809,953        29,701,329
JC Penney Co Inc Holding Co ....................     2,083,666        54,758,742
JDS Uniphase Corp ..............................    10,930,349        39,895,774
Jefferson-Pilot Corp ...........................     1,079,010        54,651,857
John Hancock Financial Services Inc ............     2,186,319        81,986,963
Johnson & Johnson ..............................    22,656,176     1,170,418,052
Johnson Controls Inc ...........................       686,308        79,694,085
Jones Apparel Group Inc ........................       949,501        33,450,920
JP Morgan Chase & Co ...........................    15,606,522       573,227,553
KB Home ........................................       356,446        25,849,464
Kellogg Co .....................................     3,107,987       118,352,145
Kerr-McGee Corp ................................       813,546        37,821,754
Keycorp ........................................     3,183,583        93,342,654
KeySpan Corp ...................................     1,214,098        44,678,806
Kimberly-Clark Corp ............................     3,858,830       228,018,265
Kinder Morgan Inc ..............................       944,715        55,832,657
King Pharmaceuticals Inc .......................     1,823,746        27,830,364
KLA-Tencor Corp ................................     1,490,967        87,475,034
Knight-Ridder Inc ..............................       612,430        47,383,709
Kohl's Corp ....................................     2,571,801       115,576,737
Kroger Co ......................................     5,702,473       105,552,775
Leggett & Platt Inc ............................     1,464,653        31,680,444
Lehman Brothers Holdings Inc ...................     2,090,649       161,439,916
Lexmark International Inc ......................     1,002,979        78,874,269
Lincoln National Corp ..........................     1,364,882        55,100,286
Linear Technology Corp .........................     2,380,912       100,164,968

   The accompanying notes are an integral part of these financial statements.



                                     SAI-70

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 FLAGSHIP NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003



--------------------------------------------------------------------------------
                                            SHARES             VALUE
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
(UNLESS OTHERWISE NOTED)
Liz Claiborne Inc ....................       834,598     $    29,594,845
Lockheed Martin Corp .................     3,434,570         176,536,898
Loews Corp ...........................     1,417,967          70,118,468
Louisiana-Pacific Corp ...............       824,004          14,733,192
Lowe's Cos Inc .......................     6,003,254         332,520,239
LSI Logic Corp .......................     3,105,299          27,544,002
Ltd Brands ...........................     3,959,199          71,384,358
Lucent Technologies Inc ..............    32,123,692          91,231,285
Manor Care Inc .......................       687,274          23,759,062
Marathon Oil Corp ....................     2,364,398          78,237,930
Marriott International Inc ...........     1,790,674          82,729,139
Marsh & McLennan Cos Inc .............     4,036,842         193,324,363
Marshall & Ilsley Corp ...............     1,728,179          66,102,847
Masco Corp ...........................     3,540,135          97,035,100
Mattel Inc ...........................     3,436,606          66,223,398
Maxim Integrated Products ............     2,505,583         124,778,033
May Department Stores Co/The .........     2,186,385          63,558,212
Maytag Corp ..........................       609,431          16,972,653
MBIA Inc .............................     1,095,554          64,889,663
MBNA Corp ............................     9,750,154         242,291,327
McCormick & Co Inc ...................     1,059,298          31,884,870
McDonald's Corp ......................     9,747,473         242,029,755
McGraw-Hill Cos Inc/The ..............     1,455,795         101,789,186
McKesson Corp ........................     2,203,554          70,866,297
MeadWestvaco Corp ....................     1,515,119          45,074,790
Medco Health Solutions Inc ...........     2,060,663          70,041,935
Medimmune Inc ........................     1,856,749          47,161,425
Medtronic Inc ........................     9,248,996         449,593,696
Mellon Financial Corp ................     3,277,332         105,235,131
Merck & Co Inc .......................    17,006,380         785,694,756
Mercury Interactive Corp .............       699,817          34,039,099
Meredith Corp ........................       381,332          18,612,815
Merrill Lynch & Co Inc ...............     7,223,305         423,646,838
Metlife Inc ..........................     5,789,023         194,916,404
MGIC Investment Corp .................       762,706          43,428,480
Micron Technology Inc ................     4,660,066          62,771,089
Microsoft Corp .......................    82,394,604       2,269,147,394
Millipore Corp .......................       374,208          16,109,654
Molex Inc ............................     1,453,641          50,717,534

   The accompanying notes are an integral part of these financial statements.


                                     SAI-71

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 FLAGSHIP NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003



--------------------------------------------------------------------------------
                                             SHARES             VALUE
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
(UNLESS OTHERWISE NOTED)
Monsanto Co ...........................     1,969,256     $    56,675,188
Monster Worldwide Inc .................       842,503          18,501,366
Moody's Corp ..........................     1,127,252          68,255,109
Morgan Stanley ........................     8,279,704         479,146,470
Motorola Inc ..........................    17,773,182         250,068,671
Nabors Industries Ltd .................     1,200,386          49,816,019
National City Corp ....................     4,665,071         158,332,510
National Semiconductor Corp ...........     1,412,241          55,656,418
Navistar International Corp ...........       528,174          25,294,253
NCR Corp ..............................       718,497          27,877,684
Network Appliance Inc .................     2,608,508          53,552,669
New York Times Co (Class A) ...........     1,136,828          54,329,010
Newell Rubbermaid Inc .................     2,091,989          47,634,590
Newmont Mining Corp ...................     3,297,720         160,302,169
Nextel Communications Inc .............     8,393,690         235,526,941
Nicor Inc .............................       344,597          11,730,082
Nike Inc ..............................     2,002,878         137,117,028
NiSource Inc ..........................     1,997,390          43,822,737
Noble Corp ............................     1,011,598          36,194,976
Nordstrom Inc .........................     1,041,121          35,710,450
Norfolk Southern Corp .................     2,979,632          70,468,297
North Fork Bancorporation Inc .........     1,157,519          46,844,794
Northern Trust Corp ...................     1,682,043          78,080,436
Northrop Grumman Corp .................     1,397,707         133,620,789
Novell Inc ............................     2,848,892          29,970,344
Novellus Systems Inc ..................     1,192,183          50,131,295
Nucor Corp ............................       595,024          33,321,344
NVIDIA Corp ...........................     1,236,968          28,759,506
Occidental Petroleum Corp .............     2,939,413         124,160,805
Office Depot Inc ......................     2,363,434          39,492,982
Omnicom Group .........................     1,454,621         127,032,052
Oracle Corp ...........................    39,860,010         526,152,132
Paccar Inc ............................       893,477          76,052,762
Pactiv Corp ...........................     1,196,534          28,597,163
Pall Corp .............................       944,166          25,331,974
Parametric Technology Corp ............     2,023,153           7,971,223
Parker Hannifin Corp ..................       904,903          53,841,729
Paychex Inc ...........................     2,876,237         106,996,016
Peoples Energy Corp ...................       285,531          12,003,723

   The accompanying notes are an integral part of these financial statements.

                                     SAI-72

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 FLAGSHIP NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003



--------------------------------------------------------------------------------
                                                   SHARES             VALUE
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
(UNLESS OTHERWISE NOTED)
Peoplesoft Inc ..............................     2,852,076     $    65,027,333
Pepsi Bottling Group Inc ....................     2,034,527          49,194,863
PepsiCo Inc .................................    13,112,978         611,327,034
PerkinElmer Inc .............................       983,506          16,788,447
Pfizer Inc ..................................    58,244,766       2,057,787,583
PG&E Corp ...................................     3,183,044          88,393,132
Phelps Dodge Corp ...........................       677,373          51,541,312
Pinnacle West Capital Corp ..................       699,809          28,006,356
Pitney Bowes Inc ............................     1,871,924          76,037,553
Plum Creek Timber Co Inc (REIT) 1 ...........     1,385,130          42,177,209
PMC -- Sierra Inc ...........................     1,307,717          26,350,498
PNC Financial Services Group Inc ............     2,134,578         116,825,454
Power-One Inc ...............................       631,944           6,843,954
PPG Industries Inc ..........................     1,319,969          84,504,415
PPL Corp ....................................     1,348,847          59,012,056
Praxair Inc .................................     2,486,242          94,974,444
Principal Financial Group ...................     2,437,220          80,598,865
Procter & Gamble Co .........................     9,897,518         988,564,098
Progress Energy Inc .........................     1,870,342          84,651,679
Progressive Corp/The ........................     1,647,100         137,681,089
Prologis ....................................     1,353,863          43,445,464
Providian Financial Corp ....................     2,247,133          26,156,628
Prudential Financial Inc ....................     4,146,086         173,182,012
Public Service Enterprise Group Inc .........     1,786,691          78,257,066
Pulte Homes Inc .............................       469,970          43,998,591
QLogic Corp .................................       712,091          36,743,896
QUALCOMM Inc ................................     6,075,641         327,659,319
Quest Diagnostics ...........................       798,539          58,381,186
Qwest Communications International ..........    13,488,786          58,271,556
RadioShack Corp .............................     1,252,968          38,441,058
Raytheon Co .................................     3,151,373          94,667,245
Reebok International Ltd ....................       457,478          17,988,035
Regions Financial Corp ......................     1,695,528          63,073,642
RJ Reynolds Tobacco Holdings Inc ............       641,217          37,286,769
Robert Half International Inc ...............     1,310,642          30,590,384
Rockwell Automation Inc .....................     1,412,860          50,297,816
Rockwell Collins Inc ........................     1,377,458          41,365,064
Rohm & Haas Co ..............................     1,700,846          72,643,133
Rowan Cos Inc ...............................       720,005          16,682,516

   The accompanying notes are an integral part of these financial statements.



                                     SAI-73

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 FLAGSHIP NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003



--------------------------------------------------------------------------------
                                                       SHARES             VALUE
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
(UNLESS OTHERWISE NOTED)
RR Donnelley & Sons Co ..........................       865,117  $    26,083,278
Ryder System Inc ................................       480,529       16,410,065
Sabre Holdings Corp .............................     1,078,680       23,288,701
Safeco Corp .....................................     1,047,661       40,785,443
Safeway Inc .....................................     3,377,214       73,994,759
Sanmina-SCI Corp ................................     3,991,248       50,329,637
Sara Lee Corp ...................................     6,055,112      131,456,482
SBC Communications Inc ..........................    25,217,259      657,413,942
Schering-Plough Corp ............................    11,168,014      194,211,763
Schlumberger Ltd ................................     4,467,332      244,452,407
Scientific-Atlanta Inc ..........................     1,130,418       30,860,411
Sealed Air Corp .................................       643,988       34,865,510
Sears Roebuck and Co ............................     1,954,016       88,888,188
Sempra Energy ...................................     1,696,779       51,005,177
Sherwin-Williams Co/The .........................     1,100,593       38,234,601
Siebel Systems Inc ..............................     3,732,043       51,763,436
Sigma-Aldrich Corp ..............................       534,445       30,559,565
Simon Property Group Inc 1 ......................     1,457,877       67,558,020
SLM Corp ........................................     3,450,882      130,029,234
Snap-On Inc .....................................       446,952       14,409,732
Solectron Corp ..................................     6,374,671       37,674,306
Southern Co/The .................................     5,596,566      169,296,122
SouthTrust Corp .................................     2,558,239       83,731,162
Southwest Airlines Co ...........................     6,005,175       96,923,525
Sprint Corp-FON Group ...........................     6,833,552      112,206,924
Sprint Corp-PCS Group ...........................     7,783,393       43,742,669
St Jude Medical Inc .............................     1,333,983       81,839,857
St Paul Cos .....................................     1,732,253       68,683,831
Stanley Works/The ...............................       654,010       24,767,359
Staples Inc .....................................     3,799,282      103,720,399
Starbucks Corp ..................................     2,970,184       98,194,283
Starwood Hotels & Resorts Worldwide Inc .........     1,543,538       55,521,062
State Street Corporation 2 ......................     2,590,808      134,929,281
Stryker Corp ....................................     1,509,983      128,363,655
Sun Microsystems Inc ............................    24,837,275      111,519,365
Sungard Data Systems Inc ........................     2,171,223       60,164,589
Sunoco Inc ......................................       579,322       29,632,320
SunTrust Banks Inc ..............................     2,144,049      153,299,504
Supervalu Inc ...................................     1,016,092       29,050,070

   The accompanying notes are an integral part of these financial statements.



                                     SAI-74

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 FLAGSHIP NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003



--------------------------------------------------------------------------------
                                                      SHARES             VALUE
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
(UNLESS OTHERWISE NOTED)
Symantec Corp ..................................     2,372,932  $    82,222,094
Symbol Technologies Inc ........................     1,749,510       29,549,224
Synovus Financial Corp .........................     2,303,045       66,604,061
Sysco Corp .....................................     4,907,730      182,714,788
T Rowe Price Group Inc .........................       934,669       44,312,657
Target Corp ....................................     6,986,170      268,268,928
TECO Energy Inc ................................     1,417,901       20,431,953
Tektronix Inc ..................................       638,585       20,179,286
Tellabs Inc ....................................     3,131,294       26,396,808
Temple-Inland Inc ..............................       420,042       26,324,032
Tenet Healthcare Corp ..........................     3,569,421       57,289,207
Teradyne Inc ...................................     1,447,359       36,835,287
Texas Instruments Inc ..........................    13,179,609      387,216,912
Textron Inc ....................................     1,025,576       58,519,367
Thermo Electron Corp ...........................     1,226,607       30,910,496
Thomas & Betts Corp ............................       446,571       10,222,010
Tiffany & Co ...................................     1,100,258       49,731,662
Time Warner Inc ................................    34,475,137      620,207,715
TJX Cos Inc ....................................     3,880,376       85,562,291
Torchmark Corp .................................       862,926       39,297,650
Toys R US Inc ..................................     1,621,641       20,497,542
Transocean Inc .................................     2,456,220       58,973,842
Travelers Property Casualty Corp CL B ..........     7,605,512      129,065,539
Tribune Co .....................................     2,374,341      122,515,996
Tupperware Corp ................................       470,671        8,161,435
TXU Corp .......................................     2,442,709       57,941,057
Tyco International Ltd .........................    15,288,148      405,135,922
Union Pacific Corp .............................     1,932,383      134,261,971
Union Planters Corp ............................     1,479,856       46,600,665
Unisys Corp ....................................     2,722,878       40,434,738
United Parcel Service Inc (Class B) ............     8,545,566      637,071,945
United States Steel Corp .......................       781,283       27,360,531
United Technologies Corp .......................     3,588,227      340,056,273
UnitedHealth Group Inc .........................     4,515,031      262,684,504
Univision Communications Inc (Class A) .........     2,449,117       97,205,454
Unocal Corp ....................................     1,950,293       71,829,291
UnumProvident Corp .............................     2,243,940       35,386,934
US Bancorp .....................................    14,724,775      438,503,800
UST Inc ........................................     1,257,296       44,872,894

   The accompanying notes are an integral part of these financial statements.


                                     SAI-75

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 FLAGSHIP NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003



--------------------------------------------------------------------------------
                                          SHARES             VALUE
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
(UNLESS OTHERWISE NOTED)
VERITAS Software Corp ..............     3,235,965     $   120,248,459
Verizon Communications Inc .........    21,078,276         739,425,929
VF Corp ............................       814,041          35,199,133
Viacom Inc (Class B) ...............    13,316,764         590,997,986
Visteon Corp .......................       965,841          10,054,405
Vulcan Materials Co ................       768,753          36,569,580
Wachovia Corp ......................    10,108,736         470,966,010
Wal-Mart Stores Inc ................    32,973,714       1,749,255,528
Walgreen Co ........................     7,808,075         284,057,769
Walt Disney Co .....................    15,610,519         364,193,408
Washington Mutual Inc ..............     6,866,643         275,489,717
Waste Management Inc ...............     4,580,212         135,574,275
Waters Corp ........................       926,074          30,708,614
Watson Pharmaceuticals Inc .........       896,839          41,254,594
WellPoint Health Networks ..........     1,162,990         112,798,400
Wells Fargo & Co ...................    12,932,544         761,597,516
Wendy's International Inc ..........       852,125          33,437,385
Weyerhaeuser Co ....................     1,661,108         106,310,912
Whirlpool Corp .....................       519,741          37,759,184
Williams Cos Inc ...................     3,880,534          38,106,844
Winn-Dixie Stores Inc ..............     1,065,923          10,605,934
WM Wrigley Jr Co ...................     1,704,302          95,798,815
Worthington Industries .............       648,374          11,690,183
WW Grainger Inc ....................       699,949          33,170,583
Wyeth ..............................    10,175,390         431,945,306
Xcel Energy Inc ....................     3,037,427          51,575,510
Xerox Corp .........................     5,985,489          82,599,748
Xilinx Inc .........................     2,608,823         101,065,803
XL Capital Ltd (Class A) ...........     1,055,071          81,820,756
Yahoo! Inc .........................     4,996,795         225,705,230
Yum! Brands Inc ....................     2,241,188          77,096,867
Zimmer Holdings Inc ................     1,847,216         130,044,006
Zions Bancorporation ...............       678,525          41,613,930
                                                       ---------------
TOTAL COMMON STOCK .................                   $78,538,513,096
                                                       ---------------

   The accompanying notes are an integral part of these financial statements.


                                     SAI-76

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 FLAGSHIP NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003


                                                        PRINCIPAL            VALUE
                                                    ----------------- ------------------
DEBT INSTRUMENTS -- 0.1%
United States Treasury Bills3 0.87% 3/11/2004 ..... USD  75,600,000    $    75,472,100
                                                                       ---------------


                                            UNITS
                                        -------------
STATE STREET BANK AND TRUST COMPANY
COLLECTIVE INVESTMENT FUNDS -- 1.0%
Short Term Investment Fund4 .........   823,812,590          823,812,590
                                        -----------          -----------
TOTAL INVESTMENTS -- 100%
 (Cost $70,408,923,663)..............                    $79,437,797,796
                                                         ===============

----------
1 Real Estate Investment Trust.

2 Parent company of State Street Bank and Trust Company.

3 All or a portion of this security was pledged to cover margin requirements for open future contracts.

4 Collective investment fund advised by State Street Global Advisors.

At December 31, 2003, U.S. Treasury Bills with principal of $75,600,000 were pledged to cover margin requirements for open futures contracts. The following futures contracts were open at December 31, 2003:

                             NUMBER OF
        FUTURES              CONTRACTS         NOTIONAL        MATURITY       UNREALIZED
       CONTRACTS           LONG/(SHORT)          COST            DATE         GAIN/(LOSS)
-----------------------   --------------   ---------------   ------------   --------------
S&P 500 Index Futures     3,430             $913,381,924     March 2004      $38,957,577
                                                                             ===========

USD: United States Dollar

   The accompanying notes are an integral part of these financial statements.

                                     SAI-77

--------------------------------------------------------------------------------

                       STATE STREET BANK AND TRUST COMPANY
                              S&P 500 FLAGSHIP FUND
                        S&P 500 FLAGSHIP NON-LENDING FUND

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003


1. FUND ORGANIZATION AND INVESTMENT OBJECTIVE

   State Street Bank and Trust Company ("State Street Bank") S&P 500 Flagship Fund and State Street Bank and Trust Company S&P 500 Flagship Non-Lending Fund (collectively, the "Fund") were formed by State Street Bank under the State Street Bank and Trust Company Investment Funds for Tax Exempt Retirement Plans Declaration of Trust. The investment objective of the Fund is to match the return of the S&P 500 Index. State Street Bank is Trustee, custodian, and recordkeeper of the Fund and has exclusive management and control of the Trust. State Street Global Advisors, a division of State Street Bank, is the Fund's investment manager.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which require the use of management estimates. Actual results could differ from those estimates. The policies described below are followed consistently in the preparation of the financial statements.


   A. SECURITY VALUATION

      Equity investments for which market quotations are readily available are valued at the last reported sale price on their principal exchange on valuation date, or official close price for certain markets. If no sales are reported for that day, investments are valued at the more recent of the last published sale price or the mean between the last reported bid and asked prices, or at fair value as determined in good faith by the Trustee. Short-term investments, if any, are stated at amortized cost, which approximates fair value. Investments in regulated investment companies or collective investment funds are valued at the net asset value per share/unit on the valuation date.


   B. SECURITY TRANSACTIONS AND INVESTMENT INCOME

      Security transactions are accounted for as of trade date. Realized gains and losses from investment transactions are determined using the average cost method. Dividend income, if any, is recorded net of applicable withholding taxes on the ex-dividend date. Interest income earned on securities, if any, is recorded net of applicable withholding taxes on the accrual basis. Interest income includes accretion of discounts and amortization of premiums, if any.


   C. INCOME TAXES

      It is the Fund's policy to comply with the requirements of Section 501(a) of the Internal Revenue Code relating to collective investment of employee benefit funds. Accordingly, the Fund is exempt from federal and state taxes and no federal or state tax provision is required.


   D. ISSUANCES AND REDEMPTIONS OF UNITS OF PARTICIPATION

      The net asset value of the Fund is determined each business day ("valuation date"). Issuances and redemptions of Fund units are made on such days, based upon the net asset value per unit and the closing market value on the valuation date of the investments bought or sold. The cost or proceeds of investments bought or sold are recorded at the execution price. Market effect is the difference between the execution price of the investment on the trade date and the investment's closing market value on the valuation date. Market effect and transaction costs (which include brokerage commissions, taxes and other direct costs related to the transactions), are recorded as realized gain/loss.


                                     SAI-78

--------------------------------------------------------------------------------

                       STATE STREET BANK AND TRUST COMPANY
                              S&P 500 FLAGSHIP FUND
                        S&P 500 FLAGSHIP NON-LENDING FUND

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003



   E. EXPENSES

      Under the Declaration of Trust, the Fund may pay certain expenses for services received. The Fund pays State Street Bank for custody services. The Fund indirectly bears the expenses paid by the underlying funds, if any. State Street Global Advisors receives investment management fees from the participating accounts and therefore, the Fund makes no payment for these services.


   F. DISTRIBUTIONS TO PARTICIPANTS

      Net investment income (excluding security lending fee income, if any) and net realized gains are retained by the Fund. Income generated by security lending, if any, is distributed monthly to participants of the Lending Fund.


   G. FUTURES CONTRACTS

      The Fund may use futures contracts to manage exposure to the market. Buying futures tends to increase a fund's exposure to the underlying instrument. Selling futures tends to decrease a fund's exposure to the underlying instrument held by a fund, or hedge the fair value of other fund investments.

      Futures contracts are valued at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded. Upon entering into a futures contract, the Fund is required to deposit either in cash, currency or securities an amount ("initial margin") equal to a certain percentage of the nominal value of the contract. Subsequent payments are made or received by the Fund periodically, depending on the fluctuation in the value of the underlying index or security, and are recorded as unrealized gains or losses by the Fund. A gain or loss is realized when the contract is closed or expires.

      Futures contracts involve, to varying degrees, credit and market risks. The Fund enters into futures contracts only on exchanges or boards of trade where the exchange or board of trade acts as the counterparty to the transaction. Thus, credit risk on such transactions is limited to the failure of the exchange or board of trade. Losses in value may arise from changes in the value of the underlying instruments or if there is an illiquid secondary market for the contracts. In addition, there is the risk that there may not be an exact correlation between a futures contract and the underlying index or security.


3. GLOBAL SECURITIES LENDING PROGRAM: PRINCIPLES OF COMBINATION

   The participants in the S&P 500 Flagship Fund (the "Lending Fund") have authorized the Lending Fund to participate in the Global Securities Lending Program maintained by State Street Bank. The investment objective, techniques and results of operations of the Lending Fund are identical to those of the S&P 500 Flagship Non-Lending Fund (the "Non-Lending Fund"), except that the Lending Fund engages in securities lending activity. Accordingly, the financial statements of the Lending Fund and the Non-Lending Fund have been prepared on a combined basis, with separate disclosure of the participant transactions and financial highlights of the Lending Fund and the Non-Lending Fund. The Lending Fund and the Non-Lending Fund each maintain a divided pro-rata interest in the combined assets and liabilities (including each investment security position but excluding assets and liabilities related to securities lending activity) proportionate to the net asset value of the outstanding combined units of the Fund. All interfund transactions have been eliminated in the combined financial statements.

                                     SAI-79

--------------------------------------------------------------------------------

                       STATE STREET BANK AND TRUST COMPANY
                              S&P 500 FLAGSHIP FUND
                        S&P 500 FLAGSHIP NON-LENDING FUND

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003



   Under the Global Securities Lending Program, securities held by the Lending Fund are loaned by State Street Bank, as agent, to certain brokers and other financial institutions (the "Borrowers"). The Borrowers provide cash, securities, or letters of credit as collateral against loans in an amount at least equal to 100% of the market value of the loaned securities. The Borrowers are required to maintain the collateral at not less than 100% of the market value of the loaned securities. At December 31, 2003, the market value of securities loaned by the Lending Fund is disclosed on the Statement of Assets and Liabilities. Cash collateral provided by the Borrowers is recorded on the Statement of Assets and Liabilities and is invested in State Street Bank and Trust Company Quality D Short-Term Investment Fund.

   A portion of the income generated upon investment of the collateral is remitted to the Borrowers, and the remainder is allocated between the Lending Fund and State Street Bank in its capacity as lending agent. Negotiated lenders' fees are received for those loans collateralized by securities or letters of credit, if any. Securities lending fee income, if any, is recorded on an accrual basis by the Lending Fund.

   State Street Bank, as lending agent, indemnifies the Lending Fund for replacement of any loaned securities (or, in certain circumstances, return of equivalent cash value) due to Borrower default on a security loan. Lending Fund participants, however, bear the risk of loss with respect to the investment of collateral.


4. INVESTMENT TRANSACTIONS

   Purchases and sales of securities, including in-kind contributions and redemptions, if any, during the period ended December 31, 2003 were $20,663,237,485 and $15,993,514,579, respectively.

                                     SAI-80

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT AUDITORS



To the Participants and Trustee of
State Street Bank and Trust Company
Russell 2000 Index Securities Lending Fund and State Street Bank and Trust Company
Russell 2000 Index Fund


In our opinion, the accompanying combined statement of assets and liabilities, including the combined schedule of investments, and the related combined statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of State Street Bank and Trust Company Russell 2000 Index Securities Lending Fund and State Street Bank and Trust Company Russell 2000 Index Fund at December 31, 2003, and the results of their operations, the changes in their net assets and the financial highlights for the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2003 by correspondence with the custodian, provide a reasonable basis for our opinion.



/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
February 27, 2004



                                     SAI-81

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND



Combined Statement of Assets and Liabilities

December 31, 2003

--------------------------------------------------------------------------------

ASSETS
Investments in securities, at value, (including securities on loan of $644,864,281)
 (cost $3,776,182,710) ...................................................................    $4,409,461,587
Investments held as collateral for securities loaned .....................................       672,383,411
Receivable for Fund units issued .........................................................        28,681,535
Receivable for investments sold ..........................................................        69,161,130
Dividends receivable .....................................................................         4,227,397
Interest receivable ......................................................................           145,574
Tax reclaims receivable ..................................................................             2,753
------------------------------------------------------------------------------------------------------------
   Total assets ..........................................................................     5,184,063,387
------------------------------------------------------------------------------------------------------------
LIABILITIES
Payable for collateral on securities loaned ..............................................       672,383,411
Payable for investments purchased ........................................................        49,909,759
Variation margin payable .................................................................         1,781,600
Accrued expenses .........................................................................           147,530
------------------------------------------------------------------------------------------------------------
   Total liabilities .....................................................................       724,222,300
------------------------------------------------------------------------------------------------------------
NET ASSETS ...............................................................................    $4,459,841,087
============================================================================================================
RUSSELL 2000 INDEX SECURITIES LENDING FUND (122,671,486 units outstanding,
 at $32.04 per unit net asset value) .....................................................    $3,930,641,189
RUSSELL 2000 INDEX FUND (16,515,814 units outstanding, at $32.04 per unit net asset value)       529,199,898
------------------------------------------------------------------------------------------------------------
                                                                                              $4,459,841,087
============================================================================================================

  The accompanying notes are an integral part of these financial statements.

                                     SAI-82

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Statement of Operations

Year Ended December 31, 2003

--------------------------------------------------------------------------------

INVESTMENT INCOME
 Dividends ...............................................................................    $    42,447,129
 Interest ................................................................................          1,698,375
 Securities lending fee income (net of related expenses), allocated to the Lending Fund ..          1,426,283
-------------------------------------------------------------------------------------------------------------
   Total investment income ...............................................................         45,571,787
-------------------------------------------------------------------------------------------------------------
EXPENSES
 Custody .................................................................................          1,136,873
 Audit ...................................................................................             70,000
 Other                                                                                                  1,370
-------------------------------------------------------------------------------------------------------------
   Total expenses ........................................................................          1,208,243
-------------------------------------------------------------------------------------------------------------
   Net investment income (loss) ..........................................................         44,363,544
-------------------------------------------------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss):
    Investments ..........................................................................         56,792,898
    Futures contracts ....................................................................         49,103,844
-------------------------------------------------------------------------------------------------------------
                                                                                                  105,896,742
-------------------------------------------------------------------------------------------------------------
 Net change in unrealized appreciation (depreciation):
    Investments ..........................................................................      1,226,888,832
    Futures contracts ....................................................................          7,091,917
-------------------------------------------------------------------------------------------------------------
                                                                                                1,233,980,749
-------------------------------------------------------------------------------------------------------------
 Net realized and unrealized gain (loss) .................................................      1,339,877,491
-------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS ..........................    $ 1,384,241,035
=============================================================================================================

   The accompanying notes are an integral part of these financial statements.

                                     SAI-83

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND

Combined Statement of Changes in Net Assets

--------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------
                                                                                                 YEAR ENDED DECEMBER 31,
                                                                                                  2003               2002
------------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss) .............................................................   $   44,363,544    $   37,261,163
Net realized gain (loss) .................................................................      105,896,742      (154,045,233)
Net change in unrealized appreciation (depreciation) .....................................    1,233,980,749      (466,272,184)
------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from operations ..........................    1,384,241,035      (583,056,254)
------------------------------------------------------------------------------------------------------------------------------
Distributions of security lending fee income, allocated to the Lending Fund participants .       (1,426,283)       (1,724,775)
Net increase (decrease) in net assets resulting from participant transactions ............      883,154,128       137,191,950
------------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS ....................................................    2,265,968,880      (447,589,079)
NET ASSETS
 Beginning of year .......................................................................    2,193,872,207     2,641,461,286
------------------------------------------------------------------------------------------------------------------------------
 End of year .............................................................................   $4,459,841,087    $2,193,872,207
==============================================================================================================================


  The accompanying notes are an integral part of these financial statements.

                                     SAI-84

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND

Combined Statement of Changes in Net Assets (Continued)

--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
                                                                                  YEAR ENDED DECEMBER 31,
                                                         -------------------------------------------------------------------------
                                                                          2003                                   2002
                                                         --------------------------------------   --------------------------------
                                                               UNITS               AMOUNT             UNITS            AMOUNT
----------------------------------------------------------------------------------------------------------------------------------
UNITS OF PARTICIPATION
PARTICIPANT TRANSACTIONS FOR THE FUND WERE AS FOLLOWS:
LENDING FUND
Units issued .........................................       93,225,523      $  2,445,567,140       39,664,311    $  989,136,517
Units redeemed .......................................      (59,516,513)       (1,674,404,212)     (33,799,074)     (803,195,584)
----------------------------------------------------------------------------------------------------------------------------------
 Total ...............................................       33,709,010      $    771,162,928        5,865,237    $  185,940,933
----------------------------------------------------------------------------------------------------------------------------------
NON-LENDING FUND
Units issued .........................................       18,101,616      $    464,238,479        5,617,431    $  143,251,491
Units redeemed .......................................      (12,780,630)         (352,247,279)      (7,322,271)     (192,000,474)
----------------------------------------------------------------------------------------------------------------------------------
 Total ...............................................        5,320,986      $    111,991,200       (1,704,840)   $  (48,748,983)
----------------------------------------------------------------------------------------------------------------------------------
Total increase (decrease) ............................       39,029,996      $    883,154,128        4,160,397    $  137,191,950
==================================================================================================================================

LENDING FUND

Units in excess of 10% of the Lending Fund units outstanding at December 31, 2003 held by 1 of the Lending Fund's unitholders aggregated 60% of the Lending Fund's total units outstanding.


NON-LENDING FUND

Units in excess of 10% of the Non-Lending Fund units outstanding at December 31, 2003 held by 3 of the Non-Lending Fund's unitholders aggregated 83% of the Non-Lending Fund's total units outstanding.






   The accompanying notes are an integral part of these financial statements.

                                     SAI-85

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND



Financial Highlights

(FOR A UNIT OF PARTICIPATION OUTSTANDING THROUGHOUT THE YEAR)

--------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------
                                                                                YEAR ENDED DECEMBER 31,
                                                          -------------------------------------------------------------------
                                                              2003          2002          2001          2000          1999
-----------------------------------------------------------------------------------------------------------------------------
SELECTED PER UNIT DATA
Net asset value, beginning of year ....................    $  21.90      $  27.52      $  26.92      $  27.78      $  23.07
-----------------------------------------------------------------------------------------------------------------------------
Net investment income (loss) (a) ......................        0.36          0.37          0.41          0.44          0.39
Net realized and unrealized gain (loss) ...............        9.79        ( 5.97)         0.21        ( 1.28)         4.34
-----------------------------------------------------------------------------------------------------------------------------
Total from investment operations ......................       10.15        ( 5.60)         0.62        ( 0.84)         4.73
Distribution of securities lending fee income .........      ( 0.01)       ( 0.02)       ( 0.02)       ( 0.02)       ( 0.02)
-----------------------------------------------------------------------------------------------------------------------------
Net asset value, end of year ..........................    $  32.04      $  21.90      $  27.52      $  26.92      $  27.78
=============================================================================================================================
Total return (%) (b) ..................................       46.36        (20.33)         2.33        ( 3.01)        20.50
RATIOS TO AVERAGE NET ASSETS
Ratio of expenses (%) (c) .............................        0.04          0.03          0.03          0.03          0.03
Ratio of net investment income (%) ....................        1.36          1.50          1.56          1.57          1.61
Portfolio turnover (%) ................................         110            92            91            76            51
Net assets, end of year (000,000s) ....................    $  3,930      $  1,949      $  2,287      $  1,818      $  1,904

----------
(a) Net investment income (loss) per unit has been calculated based upon an average of month-end units outstanding.

(b) Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of the year and assumes reinvestment of distributions, if any. The calculation includes only those expenses charged directly to the Lending Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(c) The calculation includes only those expenses charged directly to the Fund, and does not include expenses charged to the funds in which the Fund invests.






  The accompanying notes are an integral part of these financial statements.

                                     SAI-86

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX FUND


Financial Highlights

(FOR A UNIT OF PARTICIPATION OUTSTANDING THROUGHOUT THE YEAR)

--------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------------------
                                                                          YEAR ENDED DECEMBER 31,
                                                    -------------------------------------------------------------------
                                                        2003          2002          2001          2000          1999

SELECTED PER UNIT DATA
Net asset value, beginning of year ..............    $  21.90      $  27.52      $  26.92      $  27.78      $  23.07
-----------------------------------------------------------------------------------------------------------------------
Net investment income (loss) (a) ................        0.35          0.35          0.39          0.42          0.37
Net realized and unrealized gain (loss) .........        9.79        ( 5.97)         0.21        ( 1.28)         4.34
-----------------------------------------------------------------------------------------------------------------------
Total from investment operations ................       10.14        ( 5.62)         0.60        ( 0.86)         4.71
-----------------------------------------------------------------------------------------------------------------------
Net asset value, end of year ....................    $  32.04      $  21.90      $  27.52      $  26.92      $  27.78
=======================================================================================================================
Total return (%) (b) ............................       46.28        (20.39)         2.23        ( 3.10)        20.42
RATIOS TO AVERAGE NET ASSETS
Ratio of expenses (%) (c) .......................        0.04          0.03          0.03          0.03          0.03
Ratio of net investment income (%) ..............        1.31          1.42          1.48          1.48          1.54
Portfolio turnover (%) ..........................         110            92            91            76            51
Net assets, end of year (000,000s) ..............    $    529      $    245      $    355      $    382      $    118


----------
(a) Net investment income (loss) per unit has been calculated based upon an average of month-end units outstanding.

(b) Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of the year. The calculation includes only those expenses charged directly to the Non-Lending Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(c) The calculation includes only those expenses charged directly to the Fund, and does not include expenses charged to the funds in which the Fund invests.






  The accompanying notes are an integral part of these financial statements.

                                     SAI-87

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003

--------------------------------------------------------------------------------
                                                  SHARES
                                         (UNLESS OTHERWISE NOTED)        VALUE
--------------------------------------------------------------------------------
COMMON STOCK -- 97.8%
1-800 Contacts Inc ......................          23,400           $   491,400
1-800-FLOWERS.COM Inc ...................          98,485             1,089,244
1st Source Corp .........................          61,438             1,321,531
21st Century Insurance Group ............          97,100             1,335,125
4Kids Entertainment Inc .................          60,184             1,565,988
7-Eleven Inc ............................         122,000             1,958,100
aaiPharma Inc ...........................          70,015             1,758,777
Aaon Inc ................................          44,450               862,775
AAR Corp ................................         160,297             2,396,440
Aaron Rents Inc .........................         123,144             2,478,889
ABC Bancorp .............................          46,400               741,008
Abgenix Inc .............................         443,500             5,526,010
Able Laboratories Inc ...................          66,916             1,209,172
ABM Industries Inc ......................         185,630             3,231,818
AC Moore Arts & Crafts Inc ..............          57,200             1,101,672
Acadia Realty Trust .....................          67,200               840,000
Accredited Home Lenders Holding Co ......          45,771             1,400,593
Accredo Health Inc ......................         239,300             7,564,273
Aceto Corp ..............................          40,900             1,044,586
Aclara BioSciences Inc ..................         106,900               390,185
Acme Communications Inc .................          35,400               311,166
Actel Corp ..............................         108,260             2,609,066
Action Performance Cos Inc ..............          71,700             1,405,320
ActivCard Corp ..........................         179,700             1,416,036
Activision Inc ..........................         426,400             7,760,480
Actuant Corp ............................         106,600             3,858,920
Acuity Brands Inc .......................         209,431             5,403,320
Adaptec Inc .............................         542,200             4,787,626
Administaff Inc .........................          96,172             1,671,469
Adolor Corp .............................         177,042             3,544,381
Advanced Digital Information Corp .......         305,388             4,275,432
Advanced Energy Industries Inc ..........          76,088             1,982,092
Advanced Marketing Services .............          78,732               897,545
Advanced Medical Optics Inc .............         147,600             2,900,340
Advanced Neuromodulation Systems Inc ....          90,450             4,158,891
Advanta Corp ............................         109,100             1,387,752
Advent Software Inc .....................         154,800             2,698,164
Advisory Board Co/The ...................          51,425             1,795,247
Advo Inc ................................         151,293             4,805,066
Aeroflex Inc ............................         264,040             3,086,628
Aeropostale Inc .........................          98,300             2,695,386
Aether Systems Inc ......................         162,200               770,450
Affiliated Managers Group ...............         106,100             7,383,499
Aftermarket Technology Corp .............          69,100               948,052
Agile Software Corp .....................         213,800             2,116,620
Agilysys Inc ............................         141,205             1,574,436

   The accompanying notes are an integral part of these financial statements.

                                     SAI-88

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003


--------------------------------------------------------------------------------
                                                    SHARES
                                           (UNLESS OTHERWISE NOTED)     VALUE
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Airtran Holdings Inc ....................           384,042          $ 4,570,100
AK Steel Holding Corp ...................           445,800            2,273,580
Akamai Technologies Inc .................           499,000            5,364,250
Aksys Ltd ...............................           144,900            1,279,467
Alabama National Bancorp ................            48,060            2,525,553
Alamo Group Inc .........................            25,300              386,078
Alaris Medical Systems Inc ..............            90,000            1,368,900
Alaska Air Group Inc ....................           105,559            2,880,705
Albany International Corp ...............           125,799            4,264,586
Albany Molecular Research Inc ...........           116,568            1,750,851
Albemarle Corp ..........................           161,000            4,825,170
Alderwoods Group Inc ....................           175,103            1,649,470
Alexander & Baldwin Inc .................           206,327            6,951,157
Alexander's Inc .........................            10,473            1,305,564
Alexandria Real Estate Equities Inc .....            96,046            5,561,063
Alexion Pharmaceuticals Inc .............           102,528            1,745,027
Alfa Corp ...............................           177,878            2,287,511
Alico Inc ...............................            15,650              543,994
Align Technology Inc ....................           213,800            3,531,976
Alkermes Inc ............................           316,700            4,275,450
Allegheny Energy Inc ....................           636,418            8,120,694
Allegheny Technologies Inc ..............           412,600            5,454,572
Allegiant Bancorp Inc ...................            62,500            1,753,125
Alliance Gaming Corp ....................           247,726            6,106,446
Alliance Imaging Inc ....................            64,200              237,540
Alliance Semiconductor Corp .............           111,069              789,701
Allmerica Financial Corp ................           257,700            7,929,429
Alloy Inc ...............................           192,500            1,002,925
Allscripts Healthcare Solutions Inc .....           126,906              675,140
Alpharma Inc ............................           197,037            3,960,444
Alteon Inc ..............................           139,000              218,230
Altiris Inc .............................            41,300            1,506,624
Ambassadors Group Inc ...................            22,700              533,223
Ambassadors International Inc ...........            27,700              346,250
AMC Entertainment Inc ...................           160,000            2,433,600
Amcol International Corp ................            87,200            1,770,160
Amcore Financial Inc ....................           127,594            3,447,590
America West Holdings Corp ..............           158,600            1,966,640
America's Car Mart Inc ..................            19,800              533,016
American Eagle Outfitters ...............           263,500            4,321,400
American Greetings ......................           297,500            6,506,325
American Healthways Inc .................           130,398            3,112,600
American Home Mortgage Investment Corp ..            92,806            2,089,063
American Italian Pasta Co ...............            72,519            3,038,546
American Land Lease Inc .................            24,900              496,755

The accompanying notes are an integral part of these financial statements.

                                     SAI-89

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003

--------------------------------------------------------------------------------
                                                   SHARES
                                          (UNLESS OTHERWISE NOTED)      VALUE
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
American Management Systems .............           189,900          $ 2,861,793
American Medical Security Group Inc .....            56,500            1,266,730
American Medical Systems Holdings Inc ...           103,500            2,256,300
American Mortgage Acceptance Co .........            43,900              715,570
American National Bankshares Inc/VA .....            19,300              511,064
American Physicians Capital Inc .........            38,100              701,040
American Realty Investors Inc ...........            18,800              171,644
American States Water Co ................            80,269            2,006,725
American Woodmark Corp ..................            26,213            1,443,026
AmericanWest Bancorp ....................            44,697            1,019,092
AMERIGROUP Corp .........................           118,546            5,055,987
Ameristar Casinos Inc ...................            42,500            1,039,975
Ameron International Corp ...............            36,100            1,252,309
AmerUs Group Co .........................           196,600            6,875,102
AMLI Residential Properties Trust .......            85,666            2,295,849
AMN Healthcare Services Inc .............            67,908            1,165,301
Ampco-Pittsburgh Corp ...................            22,127              302,476
AMR Corp ................................           750,650            9,720,918
Amsurg Corp .............................            87,300            3,307,797
Analogic Corp ...........................            39,027            1,600,107
Anaren Inc ..............................           113,348            1,600,474
Anchor Bancorp Wisconsin Inc ............           101,270            2,521,623
Andrew Corp .............................           738,793            8,503,507
Angelica Corp ...........................            31,500              693,000
Anixter International Inc ...............           158,166            4,093,336
AnnTaylor Stores Corp ...................           221,758            8,648,562
Ansoft Corp .............................            29,400              377,202
Ansys Inc ...............................            75,600            3,001,320
Anteon International Corp ...............            90,500            3,262,525
Anthracite Capital Inc ..................           223,500            2,474,145
Antigenics Inc ..........................            91,661            1,037,603
Anworth Mortgage Asset Corp .............           201,800            2,811,074
AO Smith Corp ...........................            85,979            3,013,564
APAC Customer Services Inc ..............           131,820              342,732
Aphton Corp .............................           121,518              729,108
Apogee Enterprises Inc ..................           120,700            1,369,945
Applera Corp -- Celera Genomics Group ...           347,700            4,836,507
Applica Inc .............................           103,947              789,997
Applied Films Corp ......................            70,169            2,316,980
Applied Industrial Technologies Inc .....            70,201            1,674,996
Applied Signal Technology Inc ...........            40,200              925,002
aQuantive Inc ...........................         2,119,700              206,800
Aquila Inc ..............................           926,800            3,141,852
Arbitron Inc ............................           148,800            6,207,936
Arch Chemicals Inc ......................           102,960            2,641,954

The accompanying notes are an integral part of these financial statements.

                                     SAI-90

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003


--------------------------------------------------------------------------------
                                                     SHARES
                                            (UNLESS OTHERWISE NOTED)    VALUE
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Arch Coal Inc ............................            232,693        $ 7,253,041
Arctic Cat Inc ...........................             63,547          1,569,611
Arden Group Inc ..........................              6,600            511,500
Arena Pharmaceuticals Inc ................             81,000            502,200
Argonaut Group Inc .......................            122,225          1,899,377
Argosy Gaming Co .........................            114,103          2,965,537
Ariad Pharmaceuticals Inc ................            217,200          1,618,140
Ariba Inc ................................          1,366,393          4,099,179
Arkansas Best Corp .......................             98,872          3,103,592
Armor Holdings Inc .......................             99,070          2,606,532
Arris Group Inc ..........................            279,300          2,022,132
Arrow Financial Corp .....................             39,400          1,094,138
Arrow International Inc ..................            105,762          2,641,935
Artesyn Technologies Inc .................            165,132          1,406,925
Arthrocare Corp ..........................             90,842          2,225,629
Artisan Components Inc ...................             82,900          1,699,450
Asbury Automotive Group Inc ..............             59,800          1,071,018
Ascential Software Corp ..................            278,600          7,224,098
AsiaInfo Holdings Inc ....................            140,200            936,536
Ask Jeeves ...............................            175,486          3,179,806
Aspect Communications Corp ...............            151,500          2,387,640
Aspect Medical Systems Inc ...............             44,100            503,181
Aspen Technology Inc .....................            146,084          1,498,822
Associated Estates Realty ................             69,500            508,045
Astec Industries Inc .....................             73,325            899,698
ASV Inc ..................................             26,000            971,360
Asyst Technologies Inc ...................            225,128          3,905,971
At Road Inc ..............................            138,000          1,835,400
Atari Inc ................................             25,946            108,973
Atherogenics Inc .........................            183,000          2,735,850
Atlantic Coast Airlines Holdings Inc .....            163,009          1,613,789
ATMI Inc .................................            133,441          3,087,825
Atmos Energy Corp ........................            239,745          5,825,804
Atrix Labs Inc ...........................            100,400          2,413,616
Atwood Oceanics Inc ......................             39,836          1,272,362
Audiovox Corp ............................             78,115          1,002,997
Autobytel Inc ............................            142,900          1,297,532
Avanex Corp ..............................            239,800          1,196,602
Avant Immunotherapeutics Inc .............            289,600            793,504
Avatar Holdings Inc ......................             17,986            664,403
AVI BioPharma Inc ........................             88,600            360,602
Aviall Inc ...............................            157,100          2,436,621
Avid Technology Inc ......................            150,264          7,212,672
Avista Corp ..............................            227,039          4,113,947
Axcelis Technologies Inc .................            477,700          4,882,094

The accompanying notes are an integral part of these financial statements.

                                     SAI-91

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003

--------------------------------------------------------------------------------
                                                     SHARES
                                            (UNLESS OTHERWISE NOTED)     VALUE
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Aztar Corp ...............................           136,894         $ 3,080,115
Baldor Electric Co .......................           146,867           3,355,911
Baldwin & Lyons Inc ......................            35,489             995,821
Bally Total Fitness Holding Corp .........           145,108           1,015,756
Bancfirst Corp ...........................            16,075             943,635
BancTrust Financial Group Inc ............            30,500             488,610
Bandag Inc ...............................            59,231           2,440,317
Bank Mutual Corp .........................           185,519           2,113,061
Bank of Granite Corp .....................            63,488           1,382,769
Bank of the Ozarks Inc ...................            37,300             839,623
BankAtlantic Bancorp Inc .................           214,104           4,067,976
Bankrate Inc .............................            24,100             298,358
Bankunited Financial Corp ................           132,239           3,410,444
Banner Corp ..............................            46,500           1,169,475
Banta Corp ...............................           118,528           4,800,384
Barnes Group Inc .........................            63,972           2,066,935
Barra Inc ................................            68,607           2,434,862
Bassett Furniture Industries Inc .........            54,000             891,000
Bay View Capital Corp ....................           309,616             662,578
Beasley Broadcasting Group Inc ...........            14,400             236,592
Beazer Homes USA Inc .....................            66,245           6,469,487
Bebe Stores Inc ..........................            25,404             660,250
Bedford Property Investors ...............            69,483           1,989,298
BEI Technologies Inc .....................            40,400             808,000
Bel Fuse Inc .............................            46,319           1,511,389
Belden Inc ...............................           112,763           2,378,172
Benchmark Electronics Inc ................           185,953           6,473,024
Bentley Pharmaceuticals Inc ..............            61,400             816,620
Berkshire Hills Bancorp Inc ..............            24,100             872,420
Berry Petroleum Co .......................            64,900           1,314,225
Beverly Enterprises Inc ..................           464,686           3,991,653
BHA Group Holdings Inc ...................            18,162             456,774
Big 5 Sporting Goods Corp ................            64,500           1,351,275
Biolase Technology Inc ...................            91,448           1,518,037
BioMarin Pharmaceuticals Inc .............           292,341           2,271,197
Biopure Corp .............................           155,334             369,695
Bioreliance Corp .........................            26,600           1,272,012
Biosite Inc ..............................            56,362           1,631,680
BJ's Wholesale Club Inc ..................           347,900           7,987,784
BKF Capital Group Inc ....................            27,400             676,232
Black Box Corp ...........................            80,725           3,719,001
Black Hills Corp .........................           159,000           4,742,970
Blair Corp ...............................            32,000             778,880
Blount International Inc .................            19,100             150,317
Blue Rhino Corp ..........................            59,246             822,927

The accompanying notes are an integral part of these financial statements.

                                     SAI-92

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003

--------------------------------------------------------------------------------
                                                     SHARES
                                            (UNLESS OTHERWISE NOTED)    VALUE
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Bob Evans Farms Inc ......................           169,075         $ 5,488,175
Boca Resorts Inc .........................           121,155           1,812,479
Bombay Co Inc/The ........................           161,500           1,314,610
Bone Care International Inc ..............            42,942             547,081
Borland Software Corp ....................           361,493           3,517,327
Boston Beer Co Inc .......................            32,500             589,550
Boston Communications Group ..............            69,000             641,010
Boston Private Financial Holdings Inc ....            98,975           2,458,539
Bowne & Co Inc ...........................           174,492           2,366,112
Boyd Gaming Corp .........................           164,523           2,655,401
Boyds Collection Ltd .....................           102,475             435,519
Boykin Lodging Co ........................            77,354             707,789
Bradley Pharmaceuticals Inc ..............            37,100             943,453
Brady Corp ...............................            87,573           3,568,600
Brandywine Realty Trust (REIT)(1) ........           126,785           3,394,034
Briggs & Stratton Corp ...................           104,406           7,036,964
Bright Horizons Family Solutions Inc .....            58,766           2,468,172
Brink's Co/The ...........................           272,100           6,152,181
BroadVision Inc ..........................           107,256             456,911
Brookfield Homes Corp ....................            80,300           2,069,331
Brookline Bancorp Inc ....................           292,708           4,490,141
Brooks Automation Inc ....................           175,780           4,248,603
Brookstone Inc ...........................            58,400           1,244,504
Brown Shoe Co Inc ........................            77,466           2,938,285
BRT Realty Trust (REIT)(1) ...............            16,048             462,985
Bruker BioSciences Corp ..................            86,047             391,514
Brush Engineered Materials Inc ...........            63,400             970,654
Bryn Mawr Bank Corp ......................            31,800             778,782
BSB Bancorp Inc ..........................            39,215           1,548,993
Buckeye Technologies Inc .................           126,684           1,273,174
Buckle Inc/The ...........................            33,423             740,319
Building Material Holding Corp ...........            54,000             838,620
Burlington Coat Factory Warehouse Corp ...            91,636           1,939,018
C&D Technologies Inc .....................           107,356           2,058,015
C&F Financial Corp .......................            14,300             567,710
C-COR.net Corp ...........................           153,830           1,712,128
Cable Design Technologies Corp ...........           199,141           1,790,278
Cabot Microelectronics Corp ..............            91,400           4,478,600
Cabot Oil & Gas Corp .....................           129,377           3,797,215
CACI International Inc ...................           142,408           6,923,877
Cal Dive International Inc ...............           172,963           4,170,138
Calgon Carbon Corp .......................           173,004           1,074,355
California Pizza Kitchen Inc .............            69,650           1,402,055
California Water Service Group ...........            77,103           2,112,622
Callaway Golf Co .........................           332,500           5,602,625

The accompanying notes are an integral part of these financial statements.

                                     SAI-93

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003

--------------------------------------------------------------------------------
                                                  SHARES
                                         (UNLESS OTHERWISE NOTED)      VALUE
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)

Cambrex Corp ..........................            99,432           $ 2,511,652
Camco Financial Corp ..................            41,042               711,258
Camden National Corp ..................            43,700             1,326,732
Candela Corp ..........................            39,500               718,110
Cantel Medical Corp ...................            34,600               560,174
Capital Automotive (REIT)(1) ..........           111,008             3,552,256
Capital City Bank Group Inc ...........            37,595             1,728,994
Capital Corp of the West ..............            22,000               872,080
Capital Southwest Corp ................            22,300             1,382,600
Capitol Bancorp Ltd ...................            45,500             1,292,200
Capstead Mortgage Corp ................            50,097               840,628
Caraustar Industries Inc ..............           134,374             1,854,361
CARBO Ceramics Inc ....................            51,877             2,658,696
Cardiac Science Inc ...................           203,100               810,369
Cardiodynamics International Corp .....           162,442               969,779
Carmike Cinemas Inc ...................             9,000               313,650
Carpenter Technology ..................            96,091             2,841,411
Cascade Bancorp .......................            61,200             1,178,712
Cascade Corp ..........................            38,500               858,550
Cascade Natural Gas Corp ..............            52,907             1,115,809
Casella Waste Systems Inc .............            39,566               541,659
Casey's General Stores Inc ............           223,046             3,938,992
Cash America International Inc ........           141,908             3,005,611
Casual Male Retail Group Inc ..........           147,626             1,024,524
Catalina Marketing Corp ...............           193,600             3,902,976
Catapult Communications Corp ..........            22,900               332,050
Cathay General Bancorp ................            98,680             5,494,502
Cato Corp/The .........................            80,364             1,647,462
Cavalry Bancorp Inc ...................            24,400               428,708
CB Bancshares Inc .....................            20,633             1,291,626
CCBT Financial Cos Inc ................            35,511             1,241,109
CCC Information Services Group ........            47,453               801,956
CDI Corp ..............................            59,445             1,946,824
CEC Entertainment Inc .................           113,500             5,378,765
Cell Genesys Inc ......................           174,441             2,257,267
Cell Therapeutics Inc .................           169,142             1,471,535
Centene Corp ..........................            83,450             2,337,435
Centennial Communications Corp ........            42,025               221,052
Center Bancorp Inc ....................            33,300               654,678
Center Financial Corp .................            21,600               588,600
Centex Construction Products Inc ......            34,373             2,071,661
Centillium Communications Inc .........           164,597               926,681
Central Coast Bancorp .................            37,724               684,313
Central European Distribution Corp ....            36,018             1,138,169
Central Garden and Pet Co .............            76,900             2,155,507

The accompanying notes are an integral part of these financial statements.

                                     SAI-94

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003


--------------------------------------------------------------------------------
                                                   SHARES
                                          (UNLESS OTHERWISE NOTED)      VALUE
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Central Pacific Financial Corp ..........            70,154          $ 2,107,426
Central Parking Corp ....................            94,134            1,405,421
Central Vermont Public Service Corp .....            57,928            1,361,308
Century Aluminum Co .....................            64,235            1,221,107
Century Bancorp Inc/Mass ................             9,300              329,778
Century Business Services Inc ...........           356,414            1,593,171
Cepheid Inc .............................           151,889            1,455,097
Ceradyne Inc ............................            42,600            1,450,956
Cerner Corp .............................           135,300            5,121,105
Cerus Corp ..............................            71,514              324,674
Ceva Inc ................................            74,200              771,680
CFS Bancorp Inc .........................            42,100              624,764
CH Energy Group Inc .....................            71,966            3,375,205
Champion Enterprises Inc ................           274,746            1,923,222
Charles River Associates Inc ............            39,800            1,273,202
Charlotte Russe Holding Inc .............            49,700              688,842
Charming Shoppes ........................           514,178            2,776,561
Charter Communications Inc ..............         1,269,100            5,101,782
Charter Financial Corp/GA ...............            19,200              715,584
CharterMac ..............................           194,292            4,105,390
Chattem Inc .............................            65,500            1,172,450
Checkpoint Systems Inc ..................           169,548            3,206,153
Chemical Financial Corp .................           111,437            4,055,192
Cherokee Inc ............................            31,076              706,668
Chesapeake Corp .........................            73,374            1,942,944
Chesapeake Utilities Corp ...............            27,600              718,980
Chicago Pizza & Brewery Inc .............            38,550              575,166
Childrens Place .........................            60,396            1,614,385
ChipPAC Inc .............................           224,900            1,706,991
Chiquita Brands International Inc .......           168,700            3,800,811
Chittenden Corp .........................           158,834            5,343,176
Choice Hotels International Inc .........           100,628            3,547,137
Cholestech Corp .........................            66,700              508,921
Christopher & Banks Corp ................           177,884            3,474,075
Chronimed Inc ...........................            53,600              454,528
Churchill Downs Inc .....................            27,377              991,075
Ciber Inc ...............................           256,744            2,223,403
Cima Labs Inc ...........................            74,600            2,433,452
Cimarex Energy Co .......................           209,400            5,588,886
Cincinnati Bell Inc .....................           864,838            4,367,432
Ciphergen Biosystems Inc ................           108,770            1,222,575
CIRCOR International Inc ................            51,000            1,229,100
Cirrus Logic Inc ........................           310,400            2,380,768
Citizens Banking Corp/MI ................           209,900            6,867,928
Citizens First Bancorp Inc ..............            45,100            1,028,280

The accompanying notes are an integral part of these financial statements.

                                     SAI-95

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003

--------------------------------------------------------------------------------
                                                    SHARES
                                           (UNLESS OTHERWISE NOTED)     VALUE
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Citizens Inc .............................           141,205         $ 1,331,558
Citizens South Banking Corp ..............            38,190             532,751
City Bank/Lynnwood WA ....................            39,922           1,297,465
City Holding Co ..........................            83,674           2,928,590
CKE Restaurants Inc ......................           221,300           1,414,107
Clarcor Inc ..............................           124,239           5,478,940
Clark Inc ................................            80,300           1,544,972
Clayton Williams Energy Inc ..............            21,300             619,191
Clean Harbors Inc ........................            34,656             308,785
Cleco Corp ...............................           224,645           4,039,117
Cleveland-Cliffs Inc .....................            45,734           2,330,147
Closure Medical Corp .....................            32,156           1,091,053
CMGI Inc .................................         1,890,700           3,365,446
CMS Energy Corp ..........................           767,280           6,537,226
CNA Surety Corp ..........................            70,754             672,871
CNB Financial Corp/PA ....................            16,900             711,152
CNET Networks Inc ........................           512,493           3,495,202
Coachmen Industries Inc ..................            70,769           1,281,627
Coastal Bancorp Inc ......................            21,000             863,310
Coastal Financial Corp ...................            48,064             847,849
CoBiz Inc ................................            43,100             793,902
Coca-Cola Bottling Co Consolidated .......            17,813             952,817
Coeur D'alene Mines Corp .................         1,038,874           6,004,692
Cognex Corp ..............................           161,800           4,569,232
Coherent Inc .............................           144,691           3,443,646
Cohu Inc .................................           109,818           2,103,015
Coinstar Inc .............................            95,345           1,721,931
Coldwater Creek Inc ......................            58,598             644,578
Cole National Corp .......................            57,800           1,156,000
Collagenex Pharmaceuticals Inc ...........            51,900             581,799
Collins & Aikman Corp ....................           135,512             586,767
Colonial Properties Trust ................            77,503           3,069,119
Columbia Bancorp .........................            24,175             772,391
Columbia Bancorp/OR ......................            22,400             386,400
Columbia Banking Systems Inc .............            64,629           1,399,864
Columbia Laboratories Inc ................           156,055             983,147
Commerce Group Inc .......................           116,916           4,618,182
Commercial Bankshares Inc/Fl .............            15,647             525,113
Commercial Capital Bancorp Inc ...........            36,166             774,314
Commercial Federal Corp ..................           219,335           5,858,438
Commercial Metals Co .....................           123,972           3,768,749
Commercial Net Lease Realty ..............           185,919           3,309,358
Commonwealth Telephone Enterprises Inc ...           110,029           4,153,595
CommScope Inc ............................           247,000           4,033,510
Community Bank Of North VA ...............            20,334             385,939

The accompanying notes are an integral part of these financial statements.

                                     SAI-96

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003


--------------------------------------------------------------------------------
                                                      SHARES
                                             (UNLESS OTHERWISE NOTED)   VALUE
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)

Community Bank System Inc ...................           49,400       $ 2,420,600
Community Banks Inc .........................           39,559         1,555,064
Community First Bankshares Inc ..............          184,158         5,329,533
Community Trust Bancorp Inc .................           65,286         1,971,637
Compucom Systems Inc ........................          112,400           588,976
CompuCredit Corp ............................           62,382         1,327,489
Computer Horizons Corp ......................          134,400           528,192
Computer Network Technology Corp ............          123,460         1,177,808
Computer Programs & Systems Inc .............           27,900           561,348
Comstock Resources Inc ......................          146,548         2,828,376
Comtech Telecommunications ..................           69,449         2,004,993
Conceptus Inc ...............................           77,600           824,112
Concord Camera Corp .........................          127,943         1,183,473
Concord Communications Inc ..................           81,500         1,627,555
Concur Technologies Inc .....................          116,022         1,123,093
Concurrent Computer Corp ....................          296,467         1,295,561
Conexant Systems Inc ........................        1,346,885         6,694,018
Conmed Corp .................................          148,139         3,525,708
Connecticut Bancshares Inc/de ...............           52,897         2,726,311
Connecticut Water Service Inc ...............           36,650         1,013,373
Connetics Corp ..............................          128,930         2,341,369
Consolidated Graphics Inc ...................           42,900         1,354,782
Consolidated-Tomoka Land Co .................           26,600           869,820
Continental Airlines Inc ....................          331,950         5,400,827
Convera Corp ................................           55,400           188,914
Cooper Cos Inc ..............................          155,541         7,330,647
Cooper Tire & Rubber Co .....................          315,928         6,754,541
Copart Inc ..................................          335,400         5,534,100
Corixa Corp .................................          233,742         1,411,802
Corn Products International Inc .............          181,009         6,235,760
Cornell Cos Inc .............................           56,800           775,320
Cornerstone Realty Income Trust Inc
  (REIT)(1) .................................          292,288         2,560,443
Corporate Office Properties Trust SBI MD ....          146,450         3,075,450
Correctional Properties Trust ...............           53,500         1,540,800
Corrections Corp of America .................          177,135         5,106,802
Corus Bankshares Inc ........................           76,538         2,415,539
Corvel Corp .................................           31,088         1,168,909
Corvis Corp .................................        1,710,200         2,907,340
Cost Plus Inc ...............................          108,352         4,442,432
CoStar Group Inc ............................           72,516         3,022,467
Courier Corp ................................           26,350         1,013,711
Covance Inc .................................          296,825         7,954,910
Covenant Transport Inc ......................           34,900           663,449
CPI Corp ....................................           38,600           780,106
Crawford & Co ...............................           68,447           483,236

The accompanying notes are an integral part of these financial statements.

                                     SAI-97

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003

--------------------------------------------------------------------------------
                                                 SHARES
                                        (UNLESS OTHERWISE NOTED)        VALUE
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Cray Inc .............................           349,500           $  3,470,535
Credence Systems Corp ................           318,020              4,185,143
Credit Acceptance Corp ...............            58,928                901,598
Criimi MAE Inc .......................            69,814                728,160
Crompton Corp ........................           582,767              4,178,439
Cross Country Healthcare Inc .........            91,100              1,359,212
Crown Holdings Inc ...................           827,800              7,499,868
Crown Media Holdings Inc .............            51,645                427,104
CryoLife Inc .........................            63,314                365,955
CSG Systems International ............           262,400              3,277,376
CSK Auto Corp ........................           171,626              3,221,420
CSS Industries Inc ...................            21,021                651,861
CT Communications Inc ................            86,356              1,165,806
CTI Molecular Imaging Inc ............           118,374              2,001,704
CTS Corp .............................           170,741              1,963,522
Cubic Corp ...........................            77,884              1,791,332
Cubist Pharmaceuticals Inc ...........           193,951              2,358,444
Cumulus Media Inc ....................           216,600              4,765,200
Cuno Inc .............................            72,613              3,269,763
CuraGen Corp .........................           227,187              1,665,281
Curative Health Services Inc .........            50,600                698,280
Curtiss-Wright Corp ..................            84,462              3,801,635
CV Therapeutics Inc ..................           127,740              1,872,668
CVB Financial Corp ...................           179,166              3,456,112
Cyberguard Corp ......................            52,600                458,672
Cyberonics ...........................           100,683              3,222,863
Cymer Inc ............................           165,500              7,644,445
Cytyc Corp ...........................           540,600              7,438,656
D&E Communications Inc ...............            65,996                957,602
D&K Healthcare Resources Inc .........            44,900                608,844
Dade Behring Holdings Inc ............           199,300              7,122,982
Daktronics Inc .......................            73,401              1,846,769
Darling International Inc ............           218,819                603,940
Datascope Corp .......................            55,233              1,980,103
Datastream Systems Inc ...............            74,355                583,687
Dave & Buster's Inc ..................            63,600                806,448
DEB Shops Inc ........................            19,200                412,800
Decode Genetics Inc ..................           207,107              1,696,206
DEL Laboratories Inc .................            20,595                514,869
Delphi Financial Group ...............           119,191              4,290,876
Delta & Pine Land Co .................           185,751              4,718,075
Deltic Timber Corp ...................            40,701              1,237,310
Denbury Resources Inc ................           177,100              2,463,461
Dendreon Corp ........................            28,100                226,486
Dendrite International Inc ...........           148,678              2,329,784

The accompanying notes are an integral part of these financial statements.

                                     SAI-98

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003

--------------------------------------------------------------------------------
                                                     SHARES
                                            (UNLESS OTHERWISE NOTED)   VALUE
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Department 56 ............................            44,500         $  582,950
DHB Industries Inc .......................            88,700            620,900
Diagnostic Products Corp .................           103,200          4,737,912
Dick's Sporting Goods Inc ................            61,396          2,987,529
Digene Corp ..............................            57,060          2,288,106
Digimarc Corp ............................            51,237            681,452
Digital Generation Systems ...............           138,848            311,020
Digital Insight Corp .....................           149,377          3,719,487
Digital River Inc ........................           138,800          3,067,480
Digitalthink Inc .........................           218,800            614,828
Digitas Inc ..............................            81,506            759,636
Dillard's Inc/AR .........................           311,000          5,119,060
Dime Community Bancshares ................           100,999          3,106,729
DIMON Inc ................................           172,700          1,165,725
Diodes Inc ...............................            32,850            624,150
Dionex Corp ..............................            84,734          3,899,459
Discovery Laboratories Inc ...............           172,500          1,809,525
Ditech Communications Corp ...............           129,000          2,463,900
Diversa Corp .............................           112,425          1,039,931
DJ Orthopedics Inc .......................            32,200            862,960
Dobson Communications Corp ...............            99,293            652,355
Dollar Thrifty Automotive Group ..........           114,181          2,961,855
Dominion Homes Inc .......................            17,200            521,676
Donegal Group Inc ........................            13,900            306,078
Dot Hill Systems Corp ....................           170,124          2,577,379
Dov Pharmaceutical Inc ...................            51,300            691,011
Dover Downs Gaming & Entertainment Inc ...            32,104            303,704
Dover Motorsports Inc ....................            62,500            218,750
Dress Barn Inc ...........................            89,956          1,348,440
Drew Industries Inc ......................            27,500            764,500
Drexler Technology Corp ..................            55,200            754,584
Dril-Quip Inc ............................            26,656            434,493
DRS Technologies Inc .....................           120,252          3,340,601
Drugstore.Com ............................           168,973            931,041
DSP Group Inc ............................           137,441          3,423,655
Duane Reade Inc ..........................           101,826          1,722,896
Ducommun Inc .............................            30,000            670,500
Dupont Photomasks Inc ....................            63,669          1,536,970
Dura Automotive Systems Inc ..............            76,297            974,313
Duratek Inc ..............................            34,354            447,976
Durect Corp ..............................           113,000            291,540
Dycom Industries Inc .....................           229,642          6,158,998
Dynacq Healthcare Inc ....................            27,800            213,504
E-Loan Inc ...............................           186,170            554,787
E.piphany Inc ............................           292,900          2,111,809

The accompanying notes are an integral part of these financial statements.

                                     SAI-99

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003

--------------------------------------------------------------------------------
                                                    SHARES
                                           (UNLESS OTHERWISE NOTED)    VALUE
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Earthlink Inc ...........................            564,700        $ 5,647,000
East-West Bancorp Inc ...................            113,666          6,101,591
Eastern American Natural Gas ............             31,400            817,342
Eastern Virginia Bankshares Inc .........             21,150            609,776
Eastgroup Properties ....................             90,331          2,924,918
Echelon Corp ............................            139,477          1,553,774
Eclipsys Corp ...........................            169,002          1,967,183
eCollege.com Inc ........................          1,271,894             68,900
EDO Corp ................................             80,176          1,976,338
eFunds Corp .............................          4,103,553            236,516
EGL Inc .................................            155,804          2,735,918
El Paso Electric Co .....................            243,738          3,253,902
Electro Rent Corp .......................             81,000          1,080,540
Electro Scientific Industries Inc .......            127,201          3,027,384
Electronics Boutique Holdings Corp ......             71,986          1,647,760
Electronics for Imaging .................            222,300          5,784,246
Elizabeth Arden Inc .....................             79,409          1,581,827
ElkCorp .................................             96,365          2,572,946
Embarcadero Technologies Inc ............             68,193          1,087,678
EMC INS Group Inc .......................             10,200            215,628
EMCOR Group Inc .........................             65,760          2,886,864
Emerson Radio ...........................             65,596            246,641
Emmis Communications Corp ...............            214,900          5,813,045
Empire District Electric Co/The .........            113,274          2,484,099
EMS Technologies Inc ....................             55,998          1,150,199
Encore Acquisition Co ...................             41,700          1,027,905
Encore Wire Corp ........................             55,000            974,050
Encysive Pharmaceuticals Inc ............            226,800          2,029,860
Energen Corp ............................            168,147          6,899,071
Energy Conversion Devices Inc ...........             91,271            824,177
Energy Partners Ltd .....................            102,500          1,424,750
EnergySouth Inc .........................             14,200            497,000
Engineered Support Systems Inc ..........             88,100          4,850,786
Ennis Business Forms ....................             64,800            991,440
EnPro Industries Inc ....................            111,000          1,548,450
Enstar Group Inc ........................             13,060            614,486
Entegris Inc ............................            256,850          3,300,523
Enterasys Networks Inc ..................          1,009,523          3,785,711
Entertainment Properties Trust ..........             94,185          3,269,161
Entrust Inc .............................            232,100            946,968
Enzo Biochem Inc ........................            108,946          1,951,223
Enzon Pharmaceuticals Inc ...............            208,011          2,496,132
Epicor Software Corp ....................            188,000          2,398,880
EPIQ Systems Inc ........................             51,550            883,052
Epix Medical Inc ........................             82,225          1,338,623

The accompanying notes are an integral part of these financial statements.

                                     SAI-100

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003

--------------------------------------------------------------------------------
                                                    SHARES
                                           (UNLESS OTHERWISE NOTED)     VALUE
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Equity Inns Inc .........................            191,737         $ 1,735,220
Equity One Inc ..........................            144,500           2,439,160
eResearch Technology Inc ................          3,479,896             136,896
ESB Financial Corp ......................             21,702             355,696
ESCO Technologies Inc ...................             54,089           2,360,985
eSpeed Inc ..............................          2,711,229             115,815
Esperion Therapeutics Inc ...............            161,200           5,579,132
ESS Technology ..........................            160,032           2,722,144
Essex Property Trust Inc ................             86,777           5,572,819
Esterline Technologies Corp .............            106,204           2,832,461
Ethyl Corp ..............................             63,278           1,383,890
eUniverse Inc ...........................             42,400              26,500
Euronet Worldwide Inc ...................             77,500           1,395,000
Evergreen Resources Inc .................            193,868           6,302,649
EverTrust Financial Group Inc ...........             19,700             627,248
Exact Sciences Corp .....................             64,600             653,752
Exactech Inc ............................             26,545             391,539
Exar Corp ...............................            196,053           3,348,585
Excel Technology Inc ....................             43,931           1,443,573
Exchange National Bancshares Inc ........             22,500             813,375
Exelixis Inc ............................            245,338           1,736,993
ExpressJet Holdings Inc .................            148,500           2,227,500
Extended Stay America Inc ...............            359,400           5,204,112
Extreme Networks ........................            450,150           3,245,582
Exult Inc ...............................            165,900           1,181,208
F5 Networks Inc .........................            126,474           3,174,497
Fairchild Corp/The ......................             65,100             328,104
FalconStor Software Inc .................            183,191           1,601,089
Fargo Electronics Inc ...................             49,472             629,284
Farmer Bros Co ..........................              3,563           1,108,984
Farmers Capital Bank Corp ...............             26,941             916,263
FBL Financial Group Inc .................             57,652           1,487,422
Federal Agricultural Mortgage Corp ......             42,600           1,361,496
Federal Signal Corp .....................            236,677           4,146,581
FEI Co ..................................            121,013           2,722,793
FelCor Lodging Trust Inc ................            232,616           2,577,385
Ferro Corp ..............................            180,464           4,910,425
FFLC Bancorp Inc ........................             17,827             512,526
Fidelity Bankshares Inc .................             62,341           1,957,507
Filenet Corp ............................            171,797           4,652,263
Financial Federal Corp ..................             64,757           1,978,326
Financial Industries Corp ...............             37,200             524,520
Financial Institutions Inc ..............             31,606             892,237
FindWhat.com ............................             56,058           1,051,088
Finisar Corp ............................            657,300           2,057,349

The accompanying notes are an integral part of these financial statements.

                                     SAI-101

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003


--------------------------------------------------------------------------------
                                                      SHARES
                                             (UNLESS OTHERWISE NOTED)   VALUE

COMMON STOCK (CONTINUED)
Finish Line ...............................            89,800         $2,691,306
Finlay Enterprises Inc ....................            26,700            377,271
First Albany Cos Inc ......................            31,500            442,260
First Bancorp/NC ..........................            35,900          1,127,619
First Busey Corp ..........................            40,059          1,081,593
First Charter Corp ........................           152,649          2,984,288
First Citizens Banc Corp ..................            20,600            585,040
First Citizens BancShares Inc .............            27,856          3,385,340
First Commonwealth Financial Corp .........           283,659          4,044,977
First Community Bancorp/CA ................            58,850          2,126,839
First Community Bancshares Inc/VA .........            41,511          1,376,505
First Consulting Group Inc ................            83,056            467,605
First Defiance Financial Corp .............            21,685            577,905
First Essex Bancorp Inc ...................            34,200          1,988,388
First Federal Capital Corp ................            85,757          1,931,248
First Federal Financial Of Kentucky .......            14,600            367,190
First Financial Bancorp ...................           159,142          2,538,315
First Financial Bankshares Inc ............            69,078          2,880,553
First Financial Corp/Indiana ..............            69,588          2,088,336
First Financial Holdings Inc ..............            54,254          1,695,980
First Horizon Pharmaceutical Corp .........           101,000          1,131,200
First Indiana Corp ........................            61,266          1,148,738
First Industrial Realty Trust Inc
   (REIT)(1) ..............................           191,900          6,476,625
First M & F Corp ..........................            10,208            386,883
First Merchants Corp ......................            93,452          2,384,895
First National Corp .......................            34,890          1,047,049
First Niagara Financial Group Inc .........           356,734          5,318,904
First Oak Brook Bancshares Inc ............            29,450            883,795
First of Long Island Corp/The .............            16,159            694,837
First Place Financial Corp/OH .............            55,817          1,090,106
First Republic Bank .......................            42,000          1,503,600
First Sentinel Bancorp Inc ................            96,892          2,040,546
First South Bancorp Inc/VA ................            13,025            475,413
First State Bancorporation ................            36,900          1,282,275
First United Corp .........................            30,035            731,953
Firstbank Corp/MI .........................            25,525            795,359
Firstfed America Bancorp ..................            70,150          1,826,005
FirstFed Financial Corp ...................            76,028          3,307,218
Fisher Communications Inc .................            24,300          1,239,300
Flag Financial Corp .......................            31,600            407,640
Flagstar Bancorp Inc ......................           137,148          2,937,710
Fleetwood Enterprises Inc .................           202,524          2,077,896
Flir Systems Inc ..........................           166,000          6,059,000
Florida East Coast Industries .............            74,400          2,462,640
FloridaFirst Bancorp Inc ..................            30,000            993,000

The accompanying notes are an integral part of these financial statements.

                                     SAI-102

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003

--------------------------------------------------------------------------------
                                                 SHARES
                                        (UNLESS OTHERWISE NOTED)     VALUE
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Flowers Foods Inc ....................            145,800          $3,761,640
Flowserve Corp .......................            230,200           4,806,576
Flushing Financial Corp ..............             65,425           1,195,969
FMC Corp .............................            165,900           5,662,167
FMS Financial Corp ...................             18,600             334,800
FNB Corp Inc .........................             20,000             423,600
FNB Corp/VA ..........................             38,011           1,128,927
Foothill Independent Bancorp .........             22,400             529,984
Forest Oil Corp ......................            221,920           6,340,254
Forrester Research Inc ...............             66,561           1,189,445
Forward Air Corp .....................             51,977           1,429,368
Fossil Inc ...........................            117,392           3,288,150
Franklin Electric Co Inc .............             32,302           1,953,948
Franklin Financial Corp/TN ...........             15,000             460,800
Fred's Inc ...........................            187,763           5,816,898
FreeMarkets Inc ......................            143,300             958,677
Fremont General Corp .................            305,252           5,161,811
Friedman's Inc .......................             92,800             622,688
Frontier Airlines Inc ................            169,121           2,411,665
Frontier Financial Corp ..............             74,798           2,480,302
Frontier Oil Corp ....................            135,398           2,331,554
FTD Inc ..............................             18,600             458,304
FTI Consulting Inc ...................            199,449           4,661,123
FuelCell Energy Inc ..................            168,332           2,188,316
G&K Services Inc .....................             84,984           3,123,162
GA Financial Inc .....................             20,611             715,820
Gabelli Asset Management Inc .........             35,450           1,410,910
Gables Residential Trust .............            131,654           4,573,660
Galyan's Trading Co Inc ..............             41,600             500,864
GameStop Corp ........................            111,400           1,716,674
Gardner Denver Inc ...................             84,144           2,008,517
Gartner Inc ..........................            393,094           4,445,893
Gateway Inc ..........................          1,070,012           4,922,055
GATX Corp ............................            210,500           5,889,790
Gaylord Entertainment Co .............             58,545           1,747,568
GB&T Bancshares Inc ..................             32,328             763,911
Gen-Probe Inc ........................            238,252           8,689,050
GenCorp Inc ..........................            152,830           1,645,979
Gene Logic Inc .......................            135,545             703,479
Genencor International Inc ...........             39,200             617,400
General Binding Corp .................             24,600             442,800
General Cable Corp ...................            202,855           1,653,268
General Communication ................            217,053           1,888,361
Genesco Inc ..........................            101,640           1,537,813
Genesee & Wyoming Inc ................             60,100           1,893,150

The accompanying notes are an integral part of these financial statements.

                                     SAI-103

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003


--------------------------------------------------------------------------------
                                                     SHARES
                                            (UNLESS OTHERWISE NOTED)     VALUE
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Genesis HealthCare Corp ...................           60,100          $1,369,078
Genesis Microchip Inc .....................          154,900           2,794,396
Genlyte Group Inc .........................           59,353           3,465,028
Genta Inc .................................          237,901           2,476,549
Gentiva Health Services Inc ...............          116,650           1,474,456
Georgia Gulf Corp .........................          140,097           4,046,001
Gerber Scientific Inc .....................          117,852             938,102
German American Bancorp ...................           32,724             572,670
Geron Corp ................................          190,600           1,900,282
Getty Realty Corp .........................           87,400           2,285,510
Gevity HR Inc .............................           61,099           1,358,842
Gibraltar Steel Corp ......................           37,393             940,434
Glacier Bancorp Inc .......................           87,561           2,836,976
Gladstone Capital Corp ....................           43,300             967,755
Glatfelter ................................          143,378           1,785,056
Glenborough Realty Trust Inc ..............           75,747           1,511,153
Glimcher Realty Trust .....................          139,434           3,120,533
Global Imaging Systems Inc ................           71,200           2,260,600
Global Industries Ltd .....................          375,502           1,933,835
Global Power Equipment Group Inc/ .........           88,400             590,512
GlobespanVirata Inc .......................          596,630           3,508,184
Gold Banc Corp Inc ........................          174,937           2,459,614
Golden Telecom Inc ........................           54,836           1,521,699
Goody's Family Clothing Inc ...............           66,300             620,568
Goodyear Tire & Rubber Co/The .............          753,103           5,919,390
Gorman-Rupp Co/The ........................           38,100           1,005,840
GrafTech International Ltd ................          415,614           5,610,789
Granite Construction Inc ..................          160,635           3,773,316
Gray Television Inc .......................          196,900           2,977,128
Great American Financial Resources Inc ....           27,422             444,785
Great Atlantic & Pacific Tea Co ...........           67,563             567,529
Great Lakes Chemical Corp .................          182,855           4,971,827
Great Lakes REIT(1) .......................           71,700           1,125,690
Great Northern Iron ORE Ppty ..............           13,100           1,215,680
Great Southern Bancorp Inc ................           27,355           1,268,451
Greater Bay Bancorp .......................          259,500           7,390,560
Greater Community Bancorp .................           23,750             403,038
Green Mountain Coffee Roasters Inc ........           14,600             336,092
Greenbrier Cos Inc ........................           28,017             469,285
Greene County Bancshares Inc ..............           29,300             682,104
Greif Inc .................................           64,711           2,297,888
Grey Global Group Inc .....................            4,489           3,066,211
Grey Wolf Inc .............................          834,196           3,119,893
Griffon Corp ..............................          127,403           2,581,185
Group 1 Automotive Inc ....................           79,413           2,873,956

The accompanying notes are an integral part of these financial statements.

                                     SAI-104

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003


--------------------------------------------------------------------------------
                                                       SHARES
                                              (UNLESS OTHERWISE NOTED)  VALUE
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Group 1 Software Inc .........................          51,279        $  903,536
GSI Commerce Inc .............................          68,800           671,557
GTC Biotherapeutics Inc ......................         107,200           341,968
Guess ? Inc ..................................          30,316           365,914
Guilford Pharmaceuticals Inc .................         105,065           712,341
Guitar Center Inc ............................          67,351         2,194,296
Gulf Island Fabrication Inc ..................          35,433           603,424
Gulfmark Offshore Inc ........................          75,678         1,059,492
Gundle/Slt Environmental Inc .................          24,900           516,924
Gymboree Corp ................................         145,100         2,500,073
Haemonetics Corp/Mass ........................          78,902         1,884,969
Hain Celestial Group Inc .....................         108,295         2,513,527
Hampshire Group Ltd ..........................           9,700           304,289
Hancock Fabrics Inc /DE ......................          70,400         1,019,392
Hancock Holding Co ...........................          65,356         3,566,477
Handleman Co .................................         121,066         2,485,485
Hanger Orthopedic Group Inc ..................         111,600         1,737,612
Hanmi Financial Corp .........................          34,400           680,088
Hanover Compressor Co ........................         254,400         2,836,560
Harbor Florida Bancshares Inc ................         105,478         3,133,751
Harleysville Group Inc .......................         145,631         2,896,601
Harleysville National Corp ...................         118,507         3,567,061
Harmonic Inc .................................         338,100         2,451,225
Harris Interactive Inc .......................         219,221         1,819,534
Harvest Natural Resources Inc ................         171,400         1,705,430
Haverty Furniture Cos Inc ....................          83,945         1,667,148
Hawthorne Financial Corp .....................          60,200         1,684,396
HB Fuller Co .................................         143,166         4,257,757
Headwaters Inc ...............................         132,000         2,589,840
Health Care REIT Inc(1) ......................         246,420         8,871,120
Healthcare Services Group ....................          46,500           896,985
HealthExtras Inc .............................          73,100           979,540
Heartland Express Inc ........................         139,563         3,376,029
Heartland Financial USA Inc ..................          40,950           761,670
Hecla Mining Co ..............................         524,900         4,351,421
Heico Corp ...................................          68,400         1,244,880
Heidrick & Struggles International Inc .......          83,323         1,816,441
Helix Technology Corp ........................         135,028         2,778,876
Hercules Inc .................................         447,092         5,454,522
Heritage Commerce Corp .......................          35,676           437,031
Heritage Financial Corp ......................          23,224           508,141
Heritage Property Investment Trust (REIT)(1) .          95,300         2,711,285
Herley Industries Inc ........................          40,300           834,210
Hexcel Corp ..................................         100,163           742,208
Hi-Tech Pharmacal Co Inc .....................          26,533           623,526

The accompanying notes are an integral part of these financial statements.

                                     SAI-105

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003

--------------------------------------------------------------------------------
                                                 SHARES
                                        (UNLESS OTHERWISE NOTED)        VALUE
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Hibbett Sporting Goods Inc ...........            53,175           $   1,584,615
Hickory Tech Corp ....................            58,901                 674,416
Hifn Inc .............................               137                   1,630
Highwoods Properties Inc .............           269,000               6,832,600
Hilb Rogal & Hamilton Co .............           156,996               5,034,862
Hollinger International Inc ..........           195,500               3,053,710
Hollis-Eden Pharmaceuticals ..........            53,263                 586,426
Holly Corp ...........................            46,000               1,265,000
Hollywood Entertainment Corp .........           261,255               3,592,256
Hologic Inc ..........................            85,000               1,473,050
Home Properties Inc ..................           152,383               6,154,749
Homestore Inc ........................           432,300               2,044,779
Hooker Furniture Corp ................            12,696                 517,997
Hooper Holmes Inc ....................           300,244               1,855,508
Horace Mann Educators Corp ...........           177,061               2,473,542
Horizon Financial Corp ...............            41,332                 723,723
Horizon Offshore Inc .................           114,173                 502,361
Horizon Organic Holding Corp .........            27,100                 649,045
HOT Topic Inc ........................           229,671               6,766,108
Houston Exploration Co ...............            59,318               2,166,293
Hudson Highland Group Inc ............            35,700                 851,445
Hudson River Bancorp .................            74,900               2,923,347
Hughes Supply Inc ....................           116,634               5,787,379
Humboldt Bancorp .....................            60,140               1,053,653
Hungarian Telephone & Cable ..........            11,700                 115,362
Hutchinson Technology Inc ............           114,030               3,505,282
Hydril ...............................            72,800               1,742,104
Hypercom Corp ........................           117,000                 556,920
Hyperion Solutions Corp ..............           203,271               6,126,588
I-Stat Corp ..........................            64,000                 979,200
IBERIABANK Corp ......................            32,800               1,935,200
IBT Bancorp Inc/Pa ...................            11,700                 692,991
ICT Group Inc ........................            24,600                 289,050
ICU Medical Inc ......................            45,750               1,568,310
Idacorp Inc ..........................           190,400               5,696,768
Identix Inc ..........................           443,566               1,973,869
IDEX Corp ............................           131,964               5,488,383
IDX Systems Corp .....................            85,965               2,305,581
iGate Corp ...........................           868,210                 110,600
IGEN International Inc ...............            88,525               5,215,008
Ihop Corp ............................            92,739               3,568,597
Ii-Vi Inc ............................            56,781               1,464,950
Ilex Oncology Inc ....................           194,127               4,125,199
Imagistics International Inc .........            79,700               2,988,750
IMC Global Inc .......................           511,400               5,078,202

The accompanying notes are an integral part of these financial statements.

                                     SAI-106

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003

--------------------------------------------------------------------------------
                                                    SHARES
                                           (UNLESS OTHERWISE NOTED)      VALUE
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Immucor Inc .............................            97,200           $1,981,908
Immunogen Inc ...........................           210,679            1,063,929
Immunomedics Inc ........................           201,863              920,495
IMPAC Medical Systems Inc ...............            27,800              710,568
IMPAC Mortgage Holdings Inc .............           268,500            4,889,385
Impax Laboratories Inc ..................           144,200            2,075,038
Inamed Corp .............................           133,930            6,436,676
Incyte Corp .............................           363,000            2,482,920
Independence Holding Co .................            12,100              287,375
Independent Bank Corp/MA ................            55,948            1,612,421
Independent Bank Corp/MI ................            97,308            2,759,655
Indevus Pharmaceuticals Inc .............           177,400            1,044,886
Inet Technologies Inc ...................            62,633              751,596
Infinity Property & Casualty Corp .......            59,740            1,974,407
InFocus Corp ............................           184,504            1,785,999
Infonet Services Corp ...................           314,200              534,140
Informatica Corp ........................           319,750            3,293,425
Information Holdings Inc ................            65,880            1,455,948
Infospace Inc ...........................           125,242            2,886,828
infoUSA Inc .............................           121,148              898,918
Ingles Markets Inc ......................            38,800              398,476
Innkeepers USA Trust ....................           147,252            1,232,499
Innovex Inc/MN ..........................            85,700              722,451
Input/Output Inc ........................           200,104              902,469
Insight Communications Co Inc ...........           220,800            2,276,448
Insight Enterprises Inc .................           219,419            4,125,077
Insituform Technologies Inc .............           117,933            1,945,895
Inspire Pharmaceuticals Inc .............           141,685            2,006,260
Insurance Auto Auctions Inc .............            43,648              569,606
Integra Bank Corp .......................            74,230            1,631,345
Integra LifeSciences Holdings Corp ......            85,100            2,436,413
Integral Systems Inc/MD .................            55,300            1,190,056
Integrated Electrical Services Inc ......           138,959            1,285,371
Integrated Silicon Solutions Inc ........           133,700            2,095,079
Intelidata Technologies Corp ............           205,500              339,075
Inter Parfums Inc .......................            19,600              442,764
Inter-Tel Inc ...........................            92,033            2,298,984
Intercept Inc ...........................            70,390              794,703
Interchange Financial Services Cp/Nj ....            55,300            1,399,090
Interface Inc ...........................           214,728            1,187,446
Intergraph Corp .........................           223,173            5,338,298
Interland Inc ...........................            59,530              388,731
Intermagnetics General Corp .............            82,370            1,825,319
InterMune Inc ...........................           127,173            2,945,327
International Multifoods Corp ...........            93,710            1,686,780

The accompanying notes are an integral part of these financial statements.

                                     SAI-107

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003

--------------------------------------------------------------------------------
                                                    SHARES
                                           (UNLESS OTHERWISE NOTED)      VALUE
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Internet Security Systems ...............            180,700          $3,402,581
Interpool Inc ...........................             33,200             481,400
Interpore International .................             80,200           1,042,600
Interstate Bakeries .....................            230,114           3,274,522
Intertan Inc ............................            107,139           1,084,247
InterVoice Inc ..........................            175,500           2,083,185
Interwoven Inc ..........................            127,148           1,607,151
Intrado Inc .............................             74,900           1,644,055
Intuitive Surgical Inc ..................            139,325           2,381,064
Invacare Corp ...........................            131,737           5,318,223
Inveresk Research Group Inc .............            147,900           3,657,567
Inverness Medical Innovations Inc .......             59,900           1,304,622
Investment Technology Group Inc .........            231,400           3,737,110
Investors Real Estate Trust .............            157,606           1,560,299
Invision Technologies Inc ...............             86,900           2,917,233
Iomega Corp .............................            275,462           1,647,263
Ionics Inc ..............................             86,749           2,762,956
iPayment Inc ............................            989,400              29,100
Irwin Financial Corp ....................             81,022           2,544,091
Isis Pharmaceuticals Inc ................            205,688           1,336,972
Isle of Capri Casinos Inc ...............             64,740           1,389,968
Itla Capital Corp .......................             23,000           1,152,300
Itron Inc ...............................            104,000           1,909,440
Ixia ....................................            107,700           1,260,090
IXYS Corp ...............................             84,067             786,026
J Jill Group Inc/The ....................             78,900           1,002,819
J&J Snack Foods Corp ....................             22,000             830,720
j2 Global Communications Inc ............          2,041,048              82,400
Jack in the Box Inc .....................            173,514           3,706,259
Jacuzzi Brands Inc ......................            371,952           2,637,140
Jakks Pacific Inc .......................            126,916           1,670,215
Jarden Corp .............................            133,606           3,652,788
JDA Software Group Inc ..................            147,081           2,428,307
JLG Industries Inc ......................            220,122           3,352,458
Jo-Ann Stores Inc .......................             81,775           1,668,210
John B. Sanfilippo & SON ................             21,700           1,107,568
John H Harland Co .......................            125,281           3,420,171
Jones Lang LaSalle Inc ..................            138,479           2,870,670
JOS A Bank Clothiers Inc ................             23,308             808,555
Journal Register Co .....................            142,109           2,941,656
Joy Global Inc ..........................            233,100           6,095,565
K-Swiss Inc .............................            117,200           2,819,832
K2 Inc ..................................            110,908           1,686,911
Kadant Inc ..............................             55,961           1,211,556
Kaman Corp ..............................            117,155           1,491,383

The accompanying notes are an integral part of these financial statements.

                                     SAI-108

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003


--------------------------------------------------------------------------------
                                                    SHARES
                                           (UNLESS OTHERWISE NOTED)     VALUE
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Kana Software Inc .......................           108,200           $  364,634
Kansas City Life Ins Co .................            16,534              763,871
Kansas City Southern ....................           312,150            4,469,988
Kaydon Corp .............................           132,468            3,422,973
KCS Energy Inc ..........................           186,300            1,965,465
Keane Inc ...............................           258,536            3,784,967
Keithley Instruments Inc ................            55,762            1,020,445
Kellwood Co .............................           120,785            4,952,185
Kelly Services Inc ......................            82,798            2,363,055
Kemet Corp ..............................           406,100            5,559,509
Kennametal Inc ..........................           163,028            6,480,363
Kenneth Cole Productions Inc ............            32,786              963,908
Kensey Nash Corp ........................            39,100              909,075
Keynote Systems Inc .....................            88,254            1,050,223
Keystone Automotive Industries Inc ......            53,700            1,361,832
Keystone Property Trust (REIT)(1) .......           106,800            2,359,212
KFX Inc .................................           129,800              979,990
Kilroy Realty Corp ......................           118,285            3,873,834
Kimball International Inc ...............            93,824            1,458,963
Kindred Healthcare Inc ..................            50,900            2,645,782
Kirby Corp ..............................            93,695            3,268,082
Kirkland's Inc ..........................            53,046              936,792
Klamath First Bancorp Inc ...............            29,700              788,238
Knight Trading Group Inc ................           366,800            5,369,952
Knight Transportation Inc ...............           120,053            3,079,359
Koger Equity Inc ........................            80,362            1,681,977
Komag Inc ...............................           126,700            1,853,621
Kopin Corp ..............................           342,500            2,298,175
Korn/Ferry International ................           169,092            2,255,687
Kos Pharmaceuticals Inc .................            67,286            2,895,989
Kosan Biosciences Inc ...................            89,100              878,526
Kramont Realty Trust ....................           103,500            1,873,350
Kroll Inc ...............................           181,599            4,721,574
Kronos Inc/MA ...........................           143,224            5,673,103
Kronos Worldwide Inc ....................            16,189              359,396
Kulicke & Soffa Industries Inc ..........           247,379            3,557,310
KV Pharmaceutical Co ....................           160,750            4,099,125
KVH Industries Inc ......................            44,511            1,222,717
Kyphon Inc ..............................            80,100            1,988,883
La Jolla Pharmaceutical Co ..............           284,580            1,220,848
La Quinta Corp ..........................           701,256            4,495,051
LabOne Inc ..............................            45,400            1,474,138
Labor Ready Inc .........................           201,185            2,635,524
Laclede Group Inc/The ...................            98,109            2,801,012
Lakeland Bancorp Inc ....................            48,652              781,351

The accompanying notes are an integral part of these financial statements.

                                     SAI-109

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003


--------------------------------------------------------------------------------
                                                    SHARES
                                           (UNLESS OTHERWISE NOTED)     VALUE
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Lakeland Financial Corp .................            27,400          $   967,768
Lance Inc ...............................           127,462            1,915,754
Landamerica Financial Group Inc .........            84,602            4,421,301
Landauer Inc ............................            37,700            1,537,406
Landry's Restaurants Inc ................           111,613            2,870,686
Landstar System Inc .....................           132,012            5,021,736
Lannett Co Inc ..........................            25,799              433,681
LaSalle Hotel Properties ................           110,652            2,052,595
Laserscope ..............................            59,300              924,487
Lattice Semiconductor Corp ..............           497,400            4,814,832
Lawson Products .........................            15,699              520,893
Lawson Software Inc .....................           185,300            1,525,019
Learning Tree International Inc .........            40,449              703,408
Lennox International Inc ................           223,757            3,736,742
Lexar Media Inc .........................           286,242            4,989,198
Lexicon Genetics Inc/tx .................           205,592            1,210,937
Lexington Corporate Properties Trust ....           167,514            3,382,108
Libbey Inc ..............................            58,136            1,655,713
Liberty Corp ............................            74,767            3,378,721
Lifeline Systems Inc ....................            46,306              879,814
LifePoint Hospitals Inc .................           180,300            5,309,835
Ligand Pharmaceuticals Inc ..............           301,699            4,431,958
Lightbridge Inc .........................           133,497            1,214,823
Lin TV Corp .............................           131,200            3,386,272
Lincoln Electric Holdings Inc ...........           163,810            4,052,659
Lindsay Manufacturing Co ................            47,957            1,210,914
Linens 'N Things Inc ....................           221,862            6,673,609
Lionbridge Technologies .................           150,700            1,448,227
Liquidmetal Technologies Inc ............            79,500              225,780
Lithia Motors Inc .......................            60,400            1,522,684
Littelfuse Inc ..........................            92,128            2,655,129
LNB Bancorp Inc .........................            19,400              393,820
Local Financial Corp ....................            74,900            1,560,916
Lodgenet Entertainment Corp .............            48,317              883,235
Lone Star Steakhouse & Saloon ...........            73,863            1,712,144
Lone Star Technologies ..................           123,628            1,975,575
Longs Drug Stores Corp ..................           146,421            3,622,456
Longview Fibre Co .......................           262,556            3,242,567
Looksmart ...............................           334,900              519,095
Louisiana-Pacific Corp ..................           522,006            9,333,467
LSB Bancshares Inc ......................            38,000              661,200
LSI Industries Inc ......................            64,287              867,875
LTC Properties Inc (REIT)(1) ............            70,300            1,036,222
LTX Corp ................................           257,146            3,864,904
Lufkin Industries Inc ...................            25,200              725,508

The accompanying notes are an integral part of these financial statements.

                                     SAI-110

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003

--------------------------------------------------------------------------------
                                                     SHARES
                                            (UNLESS OTHERWISE NOTED)   VALUE
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Luminex Corp .............................            82,460        $   773,475
Lydall Inc ...............................            74,400            758,136
M&F Worldwide Corp .......................            45,945            613,825
M/I Homes Inc ............................            53,700          2,096,985
Macatawa Bank Corp .......................            39,854          1,128,267
MacDermid Inc ............................           128,863          4,412,269
Macrovision Corp .........................           192,582          4,350,427
MAF Bancorp Inc ..........................           136,834          5,733,345
Magma Design Automation Inc ..............           100,500          2,345,670
Magna Entertainment Corp .................           213,972          1,084,838
Magnum Hunter Resources Inc ..............           323,959          3,080,850
Mail-Well Inc ............................           129,408            596,571
Main Street Banks Inc ....................            65,332          1,731,298
MainSource Financial Group Inc ...........            29,020            890,048
MAIR Holdings Inc ........................            40,500            294,840
Manhattan Associates Inc .................           111,375          3,078,405
Manitowoc Co .............................           131,191          4,093,159
Mantech International Corp ...............            63,200          1,576,840
Manufactured Home Communities Inc
   (REIT)(1) .............................            70,942          2,670,966
Manufacturers Services Ltd ...............            67,400            409,792
Manugistics Group Inc ....................           299,743          1,873,394
MAPICS Inc ...............................            85,900          1,124,431
Marcus Corp ..............................            88,653          1,453,909
Marine Products Corp .....................            22,500            423,000
MarineMax Inc ............................            40,200            781,086
Maritrans Inc ............................            31,672            529,239
Marketwatch.com Inc ......................            34,074            293,343
Martek Biosciences Corp ..................           113,784          7,392,546
Martha Stewart Living Omnimedia ..........            53,157            523,596
MASSBANK Corp ............................            16,400            698,640
Massey Energy Co .........................           298,100          6,200,480
Mastec Inc ...............................            92,300          1,366,963
Material Sciences Corp ...................            38,000            384,180
Matria Healthcare Inc ....................            42,300            893,799
Matrix Service Co ........................            77,700          1,410,255
Matrixone Inc ............................           235,206          1,448,869
Matthews International Corp ..............           140,364          4,153,371
Mattson Technology Inc ...................           146,999          1,796,328
Maui Land & Pineapple Co Inc .............            14,500            501,410
Maverick Tube Corp .......................           209,485          4,032,586
MAXIMUS Inc ..............................            71,153          2,784,217
Maxwell Shoe Co ..........................            67,200          1,140,384
Maxygen ..................................            91,404            971,625
MB Financial Corp ........................            87,500          3,185,000
MBT Financial Corp .......................            83,667          1,381,342

The accompanying notes are an integral part of these financial statements.

                                     SAI-111

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003


--------------------------------------------------------------------------------
                                                   SHARES
                                          (UNLESS OTHERWISE NOTED)      VALUE
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
MCG Capital Corp ........................          134,400           $2,620,800
Mcgrath Rentcorp ........................           35,122              957,075
McLeodUSA Inc ...........................          276,700              409,516
McMoRan Exploration Co ..................           57,200            1,072,500
Medallion Financial Corp ................           44,600              423,254
Medarex Inc .............................          376,200            2,343,726
Mediacom Communications Corp ............          221,025            1,916,287
Medical Action Industries Inc ...........           34,500              645,495
Medical Staffing Network Holdings Inc ...           48,000              525,600
Medicines Co ............................          198,700            5,853,702
Medis Technologies Ltd ..................           64,642              691,669
MedQuist Inc ............................           46,540              747,432
Memberworks Inc .........................           35,066              952,743
Men's Wearhouse Inc .....................          162,748            4,070,327
Mentor Corp .............................          206,185            4,960,811
Mentor Graphics Corp ....................          338,283            4,918,635
Mercantile Bank Corp ....................           28,031            1,023,132
Merchants Bancshares Inc ................           11,900              363,545
Mercury Computer Systems Inc ............          103,055            2,566,070
Meridian Bioscience Inc .................           59,200              617,456
Meridian Resource Corp ..................          181,800            1,079,892
Meristar Hospitality Corp ...............          250,736            1,632,291
Merit Medical Systems Inc ...............           98,789            2,199,043
Meritage Corp ...........................           45,800            3,036,998
Mesa Air Group Inc ......................          116,098            1,453,547
Mestek Inc ..............................           11,700              225,342
Methode Electronics Inc .................          171,883            2,102,129
Metris Cos Inc ..........................          152,236              675,928
Metro One Telecommunications ............           81,824              212,742
Metrologic Instruments Inc ..............           32,600              880,200
MFA Mortgage Investments Inc ............          304,100            2,964,975
MGE Energy Inc ..........................           88,298            2,782,270
MGI Pharma Inc ..........................          157,614            6,485,816
Micrel Inc ..............................          283,100            4,410,698
Micro Therapeutics Inc ..................           50,400              162,792
Micromuse Inc ...........................          288,100            1,987,890
Micros Systems Inc ......................           81,497            3,533,710
Microsemi Corp ..........................          142,058            3,491,786
MicroStrategy Inc .......................           52,455            2,752,838
Mid-America Apartment Communities Inc ...           78,111            2,622,967
Mid-State Bancshares ....................          114,163            2,904,307
Midas Inc ...............................           71,127            1,017,116
Middlesex Water Co ......................           47,199              958,140
Midland Co/The ..........................           34,492              814,701
Midway Games Inc ........................          145,722              565,401

The accompanying notes are an integral part of these financial statements.

                                     SAI-112

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003


--------------------------------------------------------------------------------
                                                    SHARES
                                           (UNLESS OTHERWISE NOTED)      VALUE
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Midwest Banc Holdings Inc ...............            52,748           $1,173,643
Milacron Inc ............................           168,825              704,000
Millennium Chemicals Inc ................           307,661            3,901,141
MIM Corp ................................           105,250              739,908
Mindspeed Technologies Inc ..............           458,545            3,141,033
Mine Safety Appliances Co ...............            32,321            2,569,843
Minerals Technologies Inc ...............            87,760            5,199,780
Mission West Properties .................            71,200              922,040
MKS Instruments Inc .....................           129,100            3,743,900
Mobile Mini Inc .........................            61,636            1,215,462
Mobius Management Systems Inc ...........            36,100              456,665
Modine Manufacturing Co .................           114,487            3,088,859
Modtech Holdings Inc ....................            34,900              293,509
Molecular Devices Corp ..................            63,679            1,209,264
Monaco Coach Corp .......................           127,374            3,031,501
Monolithic System Technology Inc ........           127,300            1,088,415
Monro Muffler Inc .......................            43,500              870,435
Moog Inc ................................            75,116            3,710,730
Mothers Work Inc ........................            20,100              490,440
Movado Group Inc ........................            37,300            1,052,979
Movie Gallery Inc .......................           115,273            2,153,300
MPS Group Inc ...........................           478,875            4,477,481
MRO Software Inc ........................            99,827            1,343,671
MRV Communications Inc ..................           507,345            1,907,617
MSC.Software Corp .......................           112,600            1,064,070
MTC Technologies Inc ....................            28,140              906,671
MTR Gaming Group Inc ....................            92,300              950,690
MTS Systems Corp ........................            91,217            1,754,103
Mueller Industries Inc ..................           163,285            5,610,473
Multimedia Games Inc ....................            51,700            2,124,870
MutualFirst Financial Inc ...............            24,220              613,735
Myers Industries Inc ....................            93,352            1,131,426
Mykrolis Corp ...........................           150,862            2,425,861
Myriad Genetics Inc .....................           143,400            1,844,124
Nabi Biopharmaceuticals .................           219,813            2,793,823
NACCO Industries Inc ....................            23,004            2,058,398
Nara Bancorp Inc ........................            45,732            1,248,484
NASB Financial Inc ......................            13,209              553,589
Nash Finch Co ...........................            54,400            1,215,296
Nassda Corp .............................            65,018              471,381
National Bankshares Inc/VA ..............            12,631              634,581
National Beverage Corp ..................            16,900              275,470
National Health Investors Inc ...........           110,102            2,739,338
National Health Realty Inc ..............            32,900              648,130
National Healthcare Corp ................            30,800              612,920
The accompanying notes are an integral part of these financial statements.

                                     SAI-113

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003

--------------------------------------------------------------------------------
                                                      SHARES
                                             (UNLESS OTHERWISE NOTED)   VALUE
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
National Penn Bancshares Inc ................         108,093         $3,471,947
National Presto Industries Inc ..............          21,500            777,225
National Processing Inc .....................          40,300            949,065
National Western Life INS ...................          10,668          1,651,940
Nationwide Health Properties Inc (REIT)(1) ..         296,843          5,803,281
Natures Sunshine Prods Inc ..................          43,700            369,265
Nautilus Group Inc ..........................         143,181          2,011,693
Navigant Consulting Inc .....................         211,971          3,997,773
Navigant International Inc ..................          55,800            772,830
Navigators Group Inc ........................          30,905            954,037
NBC Capital Corp ............................          30,533            814,315
NBT Bancorp Inc .............................         149,097          3,196,640
NBTY Inc ....................................         258,859          6,952,953
NCI Building Systems Inc ....................          92,908          2,220,501
NCO Group Inc ...............................          93,072          2,119,249
NDCHealth Corp ..............................         172,536          4,420,372
NeighborCare Inc ............................         111,000          2,192,250
Nektar Therapeutics .........................         234,900          3,196,989
Neoforma Inc ................................          35,500            377,720
Neopharm Inc ................................          52,137            955,150
Neose Technologies Inc ......................          71,732            659,934
Neoware Systems Inc .........................          72,485            993,045
Net2Phone Inc ...............................         148,252          1,008,114
Netbank Inc .................................         231,039          3,084,371
Netegrity Inc ...............................         119,171          1,228,653
NetFlix Inc .................................          52,390          2,865,209
NetIQ Corp ..................................         251,875          3,337,344
Netratings Inc ..............................          48,090            549,669
Netscout Systems Inc ........................          84,208            639,981
Network Equipment Technologies Inc ..........         117,719          1,294,909
New Century Financial Corp ..................         137,100          5,438,757
New England Business Svc Inc ................          47,860          1,411,870
New Focus Inc ...............................         273,300          1,371,966
New Jersey Resources Corp ...................         132,166          5,089,713
Newcastle Investment Corp ...................         136,850          3,708,635
Newpark Resources ...........................         386,012          1,848,997
Newport Corp ................................         189,516          3,132,699
Newtek Business Services Inc ................          37,000            256,780
NIC Inc .....................................         117,300            941,919
NII Holdings Inc ............................          65,332          4,875,727
NL Industries ...............................          32,279            377,664
NN Inc ......................................          52,400            659,716
Noland Co ...................................           3,257            135,166
Nordson Corp ................................         127,500          4,402,575
North Coast Energy Inc ......................          12,800            136,845

The accompanying notes are an integral part of these financial statements.

                                     SAI-114

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003


--------------------------------------------------------------------------------
                                                   SHARES
                                          (UNLESS OTHERWISE NOTED)      VALUE
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
North Pittsburgh Systems Inc ...........            71,640           $1,354,712
Northern States Financial Corp .........            13,000              375,830
Northwest Airlines Corp ................           309,200            3,902,104
Northwest Bancorp Inc ..................            54,392            1,161,813
Northwest Natural Gas Co ...............           117,165            3,602,824
Novastar Financial Inc .................           108,700            4,669,752
Noven Pharmaceuticals Inc ..............            94,434            1,436,341
Novoste Corp ...........................            70,666              338,490
NPS Pharmaceuticals Inc ................           146,205            4,494,342
NS Group Inc ...........................            66,617              646,185
Nu Skin Enterprises Inc ................           143,035            2,444,468
Nuance Communications Inc ..............            24,900              190,236
Nuevo Energy Co ........................            74,036            1,789,450
NUI Corp ...............................            86,500            1,394,380
Nuvelo Inc .............................           212,798              738,409
NYFIX Inc ..............................           103,629              823,851
NYMAGIC Inc ............................             8,100              222,102
O'Charleys Inc .........................            90,949            1,632,535
Oak Hill Financial Inc .................            16,300              502,203
Oakley Inc .............................           127,800            1,768,752
Oceaneering International Inc ..........           116,197            3,253,516
OceanFirst Financial Corp ..............            30,245              821,454
Octel Corp .............................            44,700              880,143
Ocular Sciences Inc ....................            91,293            2,621,022
Ocwen Financial Corp ...................           201,087            1,781,631
Odyssey HealthCare Inc .................           158,298            4,631,799
Offshore Logistics Inc .................            92,522            2,268,639
Ohio Casualty Corp .....................           274,014            4,756,883
Oil States International Inc ...........           125,100            1,743,894
Old Dominion Freight Line ..............            53,969            1,839,264
Old Point Financial Corp ...............            11,300              358,323
Old Second Bancorp Inc .................            34,912            1,728,144
Olin Corp ..............................           269,444            5,405,047
OM Group Inc ...........................           143,300            3,753,027
Omega Financial Corp ...................            37,558            1,445,607
Omega Healthcare Investors Inc .........            75,900              708,147
Omega Protein Corp .....................            29,796              230,025
Omnicell Inc ...........................            79,100            1,281,420
Omnivision Technologies Inc ............           119,600            6,607,900
Omnova Solutions Inc ...................           152,580              732,384
ON Semiconductor Corp ..................           166,300            1,072,635
Oneida Financial Corp ..................             9,083              200,834
Oneida Ltd .............................            73,741              434,334
Onyx Pharmaceuticals Inc ...............           143,500            4,051,005
Openwave Systems Inc ...................           304,233            3,346,563

The accompanying notes are an integral part of these financial statements.

                                     SAI-115

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003


--------------------------------------------------------------------------------
                                                   SHARES
                                          (UNLESS OTHERWISE NOTED)      VALUE
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Oplink Communications Inc ..............            509,300          $1,217,227
Opnet Technologies Inc .................             56,580             931,307
Opsware Inc ............................            230,446           1,705,300
Optical Communication Products Inc .....             75,300             278,610
Option Care Inc ........................             60,363             644,677
OraSure Technologies Inc ...............            190,925           1,519,763
Orbital Sciences Corp ..................            235,059           2,825,409
Oriental Financial Group ...............             63,214           1,624,600
Orleans Homebuilders Inc ...............             11,400             322,962
Orthodontic Centers Of America .........            264,300           2,127,615
Orthologic Corp ........................            150,500             922,565
Oshkosh B'Gosh Inc .....................             40,914             878,014
Oshkosh Truck Corp .....................            144,670           7,382,510
OSI Pharmaceuticals Inc ................            193,400           6,229,414
OSI Systems Inc ........................             70,600           1,356,226
Osteotech Inc ..........................             64,400             566,720
Otter Tail Corp ........................            129,845           3,470,757
Overland Storage Inc ...................             52,900             994,520
Overseas Shipholding Group .............             78,818           2,683,753
Overstock.com Inc ......................             42,926             852,510
Owens & Minor Inc ......................            184,796           4,048,880
Oxford Industries Inc ..................             61,100           2,070,068
PAB Bankshares Inc .....................             32,400             503,496
Pacer International Inc ................            108,733           2,198,581
Pacific Capital Bancorp ................            163,425           6,017,309
Pacific Sunwear Of California ..........            356,126           7,521,381
Pacific Union Bank .....................             23,859             609,120
Packeteer Inc ..........................            112,558           1,911,235
Pain Therapeutics Inc ..................            112,000             778,400
Palatin Technologies Inc ...............            151,100             377,750
Palm Harbor Homes Inc ..................             81,909           1,463,714
PalmOne Inc ............................            177,530           2,085,978
PalmSource Inc .........................             49,268           1,073,550
PAM Transportation Services ............             23,500             501,255
Panera Bread Co ........................            137,575           5,438,340
Pantry Inc/The .........................             27,400             621,980
Papa John's International Inc ..........             53,149           1,774,114
Parametric Technology Corp .............          1,096,758           4,321,227
Parexel International Corp .............            128,820           2,094,613
Park Electrochemical Corp ..............             85,400           2,262,246
Parker Drilling Co .....................            428,017           1,091,443
Parkvale Financial Corp ................             20,000             537,000
Parkway Properties Inc/Md (REIT)(1) ....             49,169           2,045,430
Partners Trust Financial Group Inc .....             34,200           1,162,800
Party City Corp ........................             54,654             693,559

The accompanying notes are an integral part of these financial statements.

                                     SAI-116

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003

--------------------------------------------------------------------------------
                                                      SHARES
                                             (UNLESS OTHERWISE NOTED)    VALUE
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Pathmark Stores Inc ........................          133,200         $1,012,320
Patina Oil & Gas Corp ......................          148,635          7,281,629
Patriot Bank Corp ..........................           28,200            806,802
Paxar Corp .................................          144,013          1,929,774
Paxson Communications Corp .................          147,267            566,978
Payless Shoesource Inc .....................          325,800          4,365,720
PC Connection Inc ..........................           22,779            190,660
PC-Tel Inc .................................           88,980            944,078
PDF Solutions Inc ..........................           68,800          1,025,120
PDI Inc ....................................           34,394            922,103
Peapack Gladstone Financial Corp ...........           35,319          1,094,889
Pec Solutions Inc ..........................           30,344            514,331
Pediatrix Medical Group Inc ................          118,637          6,535,712
Peet's Coffee & Tea Inc ....................           52,800            919,248
Pegasus Communications Corp ................           18,700            525,096
Pegasus Solutions Inc ......................          129,213          1,352,860
Pegasystems Inc ............................           50,465            435,008
Pemstar Inc ................................          128,300            422,107
Penn Engineering & Manufacturing Corp ......           54,288          1,033,101
Penn National Gaming Inc ...................          145,341          3,354,470
Penn Virginia Corp .........................           36,494          2,030,891
Penn-America Group Inc .....................           51,672            685,687
Pennfed Financial Services Inc .............           20,600            690,100
Pennrock Financial Services Corp ...........           35,479          1,102,687
Penns Woods Bancorp Inc ....................           16,403            766,020
Pennsylvania Real Estate Investment
   Trust (REIT)(1) .........................          144,974          5,262,556
Penwest Pharmaceuticals Co .................           74,221          1,282,539
Peoples Bancorp Inc/OH .....................           51,875          1,530,831
Peoples Holding Co/The .....................           43,600          1,438,800
PEP Boys-Manny Moe & Jack ..................          242,721          5,551,029
Per-Se Technologies Inc ....................          140,464          2,143,481
Peregrine Pharmaceuticals Inc ..............          578,155          1,277,723
Pericom Semiconductor Corp .................          102,550          1,093,183
Perini Corp ................................           48,389            442,759
Perot Systems Corp .........................          352,900          4,757,092
Perrigo Co .................................          291,504          4,582,443
Perry Ellis International Inc ..............           17,100            440,838
Petco Animal Supplies Inc ..................          172,100          5,240,445
Petrocorp Inc ..............................           27,574            371,146
Petroleum Development Corp .................           78,100          1,850,970
Petroleum Helicopters ......................           14,300            350,350
PF Chang's China Bistro Inc ................          120,456          6,128,801
PFF Bancorp Inc ............................           63,631          2,308,533
Pharmacopeia Inc ...........................          122,431          1,739,745
Philadelphia Consolidated Holding Co .......           73,523          3,590,128

The accompanying notes are an integral part of these financial statements.

                                     SAI-117

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003


--------------------------------------------------------------------------------
                                                      SHARES
                                             (UNLESS OTHERWISE NOTED)    VALUE
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Phillips-Van Heusen .......................           128,007         $2,270,844
Phoenix Cos Inc/The .......................           472,500          5,688,900
Photon Dynamics Inc .......................            80,988          3,258,957
Photronics Inc ............................           144,742          2,883,261
Pico Holdings Inc .........................            26,585            416,587
Pilgrim's Pride Corp ......................            72,300          1,180,659
Pinnacle Entertainment Inc ................            96,298            897,497
Pinnacle Systems Inc ......................           278,878          2,378,829
Pixelworks Inc ............................           150,917          1,666,124
Plains Exploration & Production Co ........           191,269          2,943,630
Plains Resources Inc ......................           100,219          1,608,515
Planar Systems Inc ........................            62,500          1,520,000
Plantronics Inc ...........................           202,525          6,612,441
Playboy Enterprises Inc ...................            67,236          1,086,534
Playtex Products Inc ......................           144,141          1,114,210
Plexus Corp ...............................           198,705          3,411,765
Plug Power Inc ............................           136,800            991,800
PMA Capital Corp ..........................            95,952            491,274
PNM Resources Inc .........................           190,371          5,349,425
PolyMedica Corp ...........................            80,994          2,130,952
PolyOne Corp ..............................           472,475          3,019,115
Pomeroy IT Solutions Inc ..................            44,800            660,352
Pope & Talbot Inc .........................            75,552          1,330,471
Portal Software Inc .......................           131,260            883,380
Portfolio Recovery Associates Inc .........            59,612          1,582,699
Possis Medical Inc ........................            83,900          1,657,025
Post Properties Inc .......................           159,900          4,464,408
Potlatch Corp .............................           132,689          4,613,597
Powell Industries Inc .....................            32,600            624,290
Power Integrations Inc ....................           127,120          4,253,435
Power-One Inc .............................           294,127          3,185,395
Powerwave Technologies Inc ................           325,600          2,490,840
Pozen Inc .................................           102,200          1,042,440
Praecis Pharmaceuticals Inc ...............           191,992          1,236,428
Pre-Paid Legal Services Inc ...............            78,167          2,041,722
Prentiss Properties Trust .................           161,262          5,320,033
Presidential Life Corp ....................           110,045          1,448,192
Presstek Inc ..............................           140,702          1,022,904
PRG-Schultz International Inc .............           152,049            745,040
Price Communications Corp .................           200,321          2,750,407
Price Legacy Corp .........................            71,300            271,653
Priceline.com Inc .........................           108,850          1,948,415
Prima Energy Corp .........................            35,363          1,243,363
Prime Hospitality Corp ....................           194,473          1,983,625
Primedia Inc ..............................           701,600          1,985,528

The accompanying notes are an integral part of these financial statements.

                                     SAI-118

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003

--------------------------------------------------------------------------------
                                                   SHARES
                                          (UNLESS OTHERWISE NOTED)      VALUE
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Primus Telecommunications GP ............          254,543           $2,591,248
Princeton Review Inc ....................           71,016              692,406
Priority Healthcare Corp ................          174,600            4,209,606
PrivateBancorp Inc ......................           33,000            1,502,160
ProAssurance Corp .......................          117,003            3,761,646
ProcureNet Inc(2) .......................           64,900                    0
Progenics Pharmaceuticals Inc ...........           50,100              944,886
Progress Software Corp ..................          136,108            2,784,770
ProQuest Co .............................          118,627            3,493,565
Prosperity Bancshares Inc ...............           71,640            1,613,333
Provident Bancorp Inc ...................           17,400              817,800
Provident Bankshares Corp ...............          117,627            3,462,939
Provident Financial Hldgs ...............           14,692              532,879
Provident Financial Services Inc ........          231,035            4,366,562
Province Healthcare Co ..................          231,392            3,702,272
Proxim Corp .............................          669,416            1,117,925
PS Business Parks Inc ...................           58,045            2,394,937
PSS World Medical Inc ...................          345,332            4,168,157
PTEK Holdings Inc .......................          185,500            1,634,255
Pulitzer Inc ............................           22,994            1,241,676
Pumatech Inc ............................          188,453              750,043
QAD Inc .................................           46,591              571,206
Quaker Chemical Corp ....................           40,500            1,245,375
Quaker City Bancorp Inc .................           24,700            1,149,785
Quality Systems Inc .....................           15,581              694,757
Quanex Corp .............................           82,824            3,818,186
Quanta Services Inc .....................          316,400            2,309,720
Quantum Corp ............................          731,100            2,281,032
Quest Software Inc ......................          199,400            2,831,480
Quicksilver Resources Inc ...............           59,200            1,912,160
Quidel Corp .............................          115,700            1,251,874
Quiksilver Inc ..........................          256,938            4,555,511
Quixote Corp -- Rights ..................           34,000              829,940
R&G Financial Corp ......................           82,590            3,287,082
Radiant Systems Inc .....................           53,029              445,974
Radisys Corp ............................           84,752            1,428,919
RailAmerica Inc .........................          127,400            1,503,320
Rainbow Technologies Inc ................          117,362            1,321,496
Raindance Communications Inc ............          216,570              595,568
RAIT Investment Trust ...................          104,600            2,677,760
Ralcorp Holdings Inc ....................          146,676            4,599,759
Ramco-Gershenson Properties .............           55,800            1,579,140
Range Resources Corp ....................          240,700            2,274,615
Rare Hospitality International Inc ......          148,855            3,638,016
Raven Industries Inc ....................           31,789              937,776

The accompanying notes are an integral part of these financial statements.

                                     SAI-119

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003

--------------------------------------------------------------------------------
                                                    SHARES
                                           (UNLESS OTHERWISE NOTED)      VALUE
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Rayovac Corp ............................           167,574           $3,510,675
Raytech Corp-Del ........................            44,600              148,072
RC2 Corp ................................            62,200            1,290,650
RCN Corp ................................           226,170              180,936
Reading International Inc ...............            63,000              372,960
Reckson Associates Realty Corp ..........           252,600            6,138,180
Red Robin Gourmet Burgers Inc ...........            43,646            1,328,584
Redback Networks Inc/Old ................           603,700              139,455
Redwood Trust Inc .......................            55,100            2,801,835
Regal-Beloit Corp .......................           116,028            2,552,616
Regeneration Technologies Inc ...........           121,200            1,328,352
Regeneron Pharmaceuticals Inc ...........           170,295            2,505,039
Regent Communications Inc ...............           187,842            1,192,797
Register.com ............................           164,504              863,646
RehabCare Group Inc .....................            80,098            1,702,883
Reliance Steel & Aluminum Co ............           121,913            4,048,731
Remec Inc ...............................           263,195            2,213,470
Remington Oil & Gas Corp ................           106,900            2,104,861
Renaissance Learning Inc ................            30,414              732,369
Rent-Way Inc ............................           104,866              858,853
Repligen Corp ...........................           131,038              572,636
Republic Bancorp Inc/KY .................            34,391              672,000
Republic Bancorp Inc/MI .................           281,964            3,803,694
Republic Bancshares Inc .................            46,876            1,475,188
Research Frontiers Inc ..................            39,862              370,318
Resource America Inc ....................            77,600            1,164,000
Resource Bankshares Corp /VA ............            21,000              662,130
Resources Connection Inc ................           102,125            2,789,034
Restoration Hardware Inc ................            77,100              366,225
Retek Inc ...............................           271,375            2,518,360
Retractable Technologies Inc ............            30,600              184,212
Revlon Inc ..............................            18,308               41,010
Rewards Network Inc .....................           117,500            1,252,550
Rex Stores Corp .........................            41,300              584,808
RF Micro Devices Inc ....................           860,000            8,643,000
RH Donnelley Corp .......................            93,991            3,744,601
Richardson Electronics Ltd ..............            29,400              361,326
Riggs National Corp .....................            74,058            1,224,179
Right Management Consultants Inc ........            77,225            1,441,019
Riviana Foods Inc .......................            26,463              724,822
RLI Corp ................................            90,750            3,399,495
Robbins & Myers Inc .....................            58,787            1,116,365
Robert Mondavi ..........................            45,714            1,775,532
Rock-Tenn Co ............................            99,299            1,713,901
Rofin-Sinar Technologies Inc ............            44,702            1,544,901

The accompanying notes are an integral part of these financial statements.

                                     SAI-120

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003

--------------------------------------------------------------------------------
                                                      SHARES
                                             (UNLESS OTHERWISE NOTED)    VALUE
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Rogers Corp ...............................            79,560         $3,510,187
Rollins Inc ...............................            99,695          2,248,122
Roper Industries Inc ......................           132,644          6,534,043
Roto-Rooter Inc ...........................            49,061          2,261,712
Roxio Inc .................................           120,000            574,800
Royal Bancshares Of Pennsylvania ..........            18,885            481,568
Royal Gold Inc ............................            86,100          1,802,073
RPC Inc ...................................            40,813            448,535
RSA Security Inc ..........................           232,050          3,295,110
RTI International Metals Inc ..............            94,476          1,593,810
Ruddick Corp ..............................           165,227          2,957,563
Rudolph Technologies Inc ..................            60,552          1,485,946
Russ Berrie & Co Inc ......................            43,362          1,469,972
Russell Corp ..............................           138,909          2,439,242
Ryan's Family Steak Houses Inc ............           191,097          2,893,209
Ryerson Tull Inc ..........................           103,431          1,184,285
S&T Bancorp Inc ...........................           123,105          3,680,840
S1 Corp ...................................           375,200          3,020,360
Safeguard Scientifics Inc .................           619,728          2,503,701
SafeNet Inc ...............................            45,273          1,393,050
Safety Insurance Group Inc ................            47,307            809,423
SAFLINK Corp ..............................           107,400            288,906
Saga Communications Inc ...................            69,857          1,294,450
Salem Communications Corp /DE .............            41,441          1,123,880
Salix Pharmaceuticals Ltd .................            84,500          1,915,615
Sanchez Computer Associates ...............            62,703            260,217
Sanders Morris Harris Group Inc ...........            32,656            404,934
Sanderson Farms Inc .......................            23,700            955,110
Sandy Spring Bancorp Inc ..................            74,488          2,785,851
Santander BanCorp .........................            23,916            582,355
Sapient Corp ..............................           414,500          2,321,200
Sauer-Danfoss Inc .........................            53,929            873,650
Saul Centers Inc ..........................            54,944          1,575,244
Savient Pharmaceuticals Inc ...............           291,118          1,342,054
Saxon Capital Inc .........................           115,000          2,409,250
SBA Communications Corp ...................           261,400            988,092
SBS Technologies Inc ......................            46,257            680,440
ScanSoft Inc ..............................           377,982          2,010,864
Scansource Inc ............................            55,300          2,522,786
Schawk Inc ................................            33,200            452,516
Schnitzer Steel Industries Inc ............            41,600          2,516,800
School Specialty Inc ......................            84,701          2,880,681
Schulman A Inc ............................           145,618          3,104,576
Schweitzer-Mauduit International Inc ......            74,617          2,222,094
Sciclone Pharmaceuticals Inc ..............           189,693          1,286,119

The accompanying notes are an integral part of these financial statements.

                                     SAI-121

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003

--------------------------------------------------------------------------------
                                                     SHARES
                                            (UNLESS OTHERWISE NOTED)     VALUE
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Scientific Games Corp ....................            248,400         $4,225,284
SCP Pool Corp ............................            150,882          4,930,824
SCS Transportation Inc ...................             64,142          1,127,616
Seaboard Corp ............................              1,600            451,200
Seabulk International Inc ................             46,315            376,078
Seachange International Inc ..............            104,186          1,604,464
Seacoast Banking Corp of Florida .........             52,179            905,827
Seacoast Financial Services Corp .........            129,911          3,560,861
Seacor Smit Inc ..........................             86,127          3,619,918
Seattle Genetics Inc /wa .................             94,300            809,094
Second Bancorp Inc .......................             30,600            807,840
Secure Computing Corp ....................            168,725          3,021,865
Security Bank Corp/US ....................             16,100            507,150
Seebeyond Technology Corp ................            254,136          1,090,243
Select Comfort Corp ......................            106,667          2,641,075
Select Medical Corp ......................            230,200          3,747,656
Selective Insurance Group ................            136,654          4,422,123
SEMCO Energy Inc .........................             81,900            401,310
Semitool Inc .............................             82,595            885,501
Semtech Corp .............................            291,945          6,635,910
Senior Housing Properties Trust ..........            222,849          3,839,688
Sensient Technologies Corp ...............            201,764          3,988,874
Sequa Corp ...............................             17,662            865,438
Serena Software Inc ......................            114,517          2,101,387
Serologicals Corp ........................            120,175          2,235,255
SFBC International Inc ...................             35,329            938,338
Sharper Image Corp .......................             44,300          1,446,395
Shaw Group Inc/The .......................            273,800          3,729,156
Shenandoah Telecom Co ....................             16,460            843,740
Shoe Carnival Inc ........................             30,900            550,020
ShopKo Stores Inc ........................            132,795          2,025,124
Shore Bancshares Inc .....................             26,484          1,008,776
Shuffle Master Inc .......................             84,200          2,915,004
Sierra Bancorp ...........................             26,300            412,384
Sierra Health Services ...................            119,400          3,277,530
Sierra Pacific Resources .................            586,198          4,302,693
Sigma Designs Inc ........................             77,000            579,810
Silgan Holdings Inc ......................             55,200          2,350,968
Silicon Graphics Inc .....................          1,063,882          1,457,518
Silicon Image Inc ........................            361,144          2,611,071
Silicon Storage Technology Inc ...........            381,200          4,193,200
Silicon Valley Bancshares ................            148,200          5,345,574
Siliconix Inc ............................             27,092          1,238,104
Simmons First National Corp ..............             60,964          1,700,896
SimpleTech Inc ...........................             33,600            201,936

The accompanying notes are an integral part of these financial statements.

                                     SAI-122

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003

--------------------------------------------------------------------------------
                                                   SHARES
                                          (UNLESS OTHERWISE NOTED)      VALUE
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Simpson Manufacturing Co Inc ...........             73,332          $3,729,666
Sinclair Broadcast Group Inc ...........            198,340           2,959,233
Sipex Corp .............................            118,000             909,780
Sirna Therapeutics Inc .................             51,219             266,339
Six Flags Inc ..........................            467,600           3,516,352
Sizeler Property Investors (REIT)(1) ...             69,400             743,274
SJW Corp ...............................              9,800             874,650
Skechers U.S.A. Inc ....................             84,018             684,747
Skyline Corp ...........................             29,583           1,031,559
Skywest Inc ............................            292,300           5,296,476
Skyworks Solutions Inc .................            744,014           6,472,922
SL Green Realty Corp ...................            150,775           6,189,314
SM&A ...................................             58,900             689,130
Smart & Final Inc ......................             54,112             545,449
Sohu.com Inc ...........................             87,741           2,633,107
Sola International Inc .................            127,100           2,389,480
Sonic Automotive Inc ...................            140,000           3,208,800
Sonic Corp .............................            194,081           5,942,760
Sonic Solutions Inc ....................             70,100           1,072,530
SonicWALL Inc ..........................            244,294           1,905,493
SonoSite Inc ...........................             76,122           1,632,056
Sonus Networks Inc .....................          1,034,400           7,820,064
Sotheby's Holdings .....................            214,652           2,932,146
Sound Federal Bancorp Inc ..............             69,918           1,090,022
SoundView Technology Group Inc .........             75,887           1,175,490
Source Interlink Cos Inc ...............             52,000             552,240
Sourcecorp .............................             60,778           1,557,740
South Financial Group Inc/The ..........            282,824           7,879,477
South Jersey Industries Inc ............             56,326           2,281,203
Southern Financial Bancorp Inc .........             29,675           1,278,102
Southern Union Co ......................            281,748           5,184,163
Southside Bancshares Inc ...............             38,404             710,474
Southwest Bancorp Inc/OK ...............             51,000             911,880
Southwest Bancorp of Texas Inc .........            141,814           5,509,474
Southwest Gas Corp .....................            149,010           3,345,275
Southwest Water Co .....................             48,219             773,915
Southwestern Energy Co .................            179,653           4,293,707
Sovran Self Storage Inc ................             70,400           2,615,360
Spanish Broadcasting System ............            143,670           1,508,535
Spartech Corp ..........................            115,280           2,840,499
Specialty Laboratories .................             30,500             512,095
Spectralink Corp .......................             85,664           1,642,179
Speedway Motorsports Inc ...............             72,351           2,092,391
Spherion Corp ..........................            294,400           2,882,176
Spinnaker Exploration Co ...............            123,674           3,990,960

The accompanying notes are an integral part of these financial statements.

                                     SAI-123

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003

--------------------------------------------------------------------------------
                                                    SHARES
                                           (UNLESS OTHERWISE NOTED)     VALUE
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Sports Authority Inc/The ................           101,077           $3,881,357
Sports Resorts International Inc ........            10,600               53,636
SPSS Inc ................................            56,964            1,018,516
SRA International Inc ...................            44,000            1,896,400
SS&C Technologies Inc ...................            36,900            1,031,355
St Mary Land & Exploration Co ...........           138,360            3,943,260
Staar Surgical Co .......................            66,900              753,294
Stage Stores Inc ........................            74,200            2,070,180
Stamps.com Inc ..........................           174,124            1,079,569
Standard Commercial Corp ................            44,900              901,143
Standard Microsystems Corp ..............            62,974            1,593,242
Standard Motor Products Inc .............            32,300              392,445
Standard Register Co/The ................            65,369            1,100,160
Standard-Pacific Corp ...................           161,238            7,828,105
Standex International Corp ..............            51,532            1,442,896
Stanley Furniture Co Inc ................            21,600              680,400
Star Scientific Inc .....................           112,500              207,000
Startek Inc .............................            50,239            2,049,249
State Auto Financial Corp ...............            54,226            1,268,346
State Bancorp Inc .......................            29,185              708,028
State Financial Services Corp ...........            27,914              741,396
Staten Island Bancorp Inc ...............           259,638            5,841,855
Steak N Shake Co/The ....................           112,324            2,004,983
Steel Dynamics Inc ......................           185,156            4,349,314
Stein Mart Inc ..........................            92,243              760,082
Steinway Musical Instruments ............            19,300              476,710
Stellent Inc ............................            84,500              831,480
Stepan Co ...............................            23,427              600,903
Sterling Bancorp/NY .....................            61,170            1,743,345
Sterling Bancshares Inc/TX ..............           188,750            2,516,038
Sterling Financial Corp/PA ..............            84,375            2,341,406
Sterling Financial Corp/WA ..............            63,369            2,169,121
Steven Madden Ltd .......................            36,174              737,950
Stewart & Stevenson Services ............           145,836            2,048,996
Stewart Enterprises Inc .................           500,878            2,844,987
Stewart Information Services Corp .......            84,553            3,428,624
Stillwater Mining Co ....................           210,049            2,010,169
Stone Energy Corp .......................           114,363            4,854,709
Stoneridge Inc ..........................            60,234              906,522
Stratasys Inc ...........................            38,701            1,054,989
Stratex Networks Inc ....................           389,100            1,653,675
Strattec Security Corp ..................            17,832            1,086,147
Strayer Education Inc ...................            51,823            5,639,897
Stride Rite Corp ........................           185,716            2,113,448
Sturm Ruger & Co Inc ....................            97,994            1,114,192

The accompanying notes are an integral part of these financial statements.

                                     SAI-124

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003

--------------------------------------------------------------------------------
                                                    SHARES
                                           (UNLESS OTHERWISE NOTED)      VALUE
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Suffolk Bancorp .........................            54,455           $1,880,331
Summit America Television Inc ...........           178,230              698,662
Summit Bancshares Inc/TX ................            24,600              685,356
Summit Properties Inc ...................           119,261            2,864,649
Sun Bancorp Inc-NJ ......................            34,400              908,160
Sun Bancorp Inc/PA ......................            23,400              443,664
Sun Communities Inc .....................            70,577            2,731,330
Sunrise Senior Living Inc ...............            77,036            2,984,375
Superconductor Technologies .............           260,800            1,455,264
SuperGen Inc ............................           168,053            1,848,583
Superior Energy Services ................           247,633            2,327,750
Superior Industries International .......           109,909            4,783,240
Supertex Inc ............................            40,699              777,351
SupportSoft Inc .........................           140,300            1,844,945
Surebeam Corp ...........................           337,428               80,983
SureWest Communications .................            71,000            2,869,820
SurModics Inc ...........................            68,016            1,625,582
Susquehanna Bancshares Inc ..............           187,070            4,678,621
Swift Energy Co .........................           131,078            2,208,664
SWS Group Inc ...........................            75,086            1,336,531
SY Bancorp Inc ..........................            48,000              986,880
Sybase Inc ..............................           425,300            8,752,674
Sybron Dental Specialties Inc ...........           189,266            5,318,375
Sycamore Networks Inc ...................           775,219            4,062,148
SYKES Enterprises Inc ...................           111,985              958,592
Sylvan Learning Systems Inc .............           176,219            5,073,345
Symmetricom Inc .........................           183,332            1,334,657
Symyx Technologies ......................           112,637            2,314,690
Synaptics Inc ...........................            78,500            1,175,930
Synovis Life Technologies Inc ...........            46,600              947,844
Synplicity Inc ..........................            53,497              418,882
Syntel Inc ..............................            28,954              715,453
Sypris Solutions Inc ....................            25,800              433,698
Systemax Inc ............................            53,200              354,312
Systems & Computer Technology Corp ......           170,869            2,793,708
Take-Two Interactive Software Inc .......           203,984            5,876,779
Talk America Holdings Inc ...............           135,833            1,564,796
Talx Corp ...............................            67,440            1,553,143
Tanger Factory Outlet Centrs ............            37,400            1,522,180
Tanox Inc ...............................           126,685            1,881,272
Tarragon Realty Investors Inc ...........            25,023              413,130
Taubman Centers Inc .....................           209,005            4,305,503
Taylor Capital Group Inc ................            18,390              489,726
TBC Corp ................................            81,700            2,108,677
Techne Corp .............................           199,100            7,521,998

The accompanying notes are an integral part of these financial statements.

                                     SAI-125

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003


--------------------------------------------------------------------------------
                                                   SHARES
                                          (UNLESS OTHERWISE NOTED)      VALUE
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Technical Olympic USA Inc ..............             8,900           $  245,017
Technitrol Inc .........................           202,518            4,200,223
Tecumseh Products Co ...................            76,284            3,694,434
Tejon Ranch Co .........................            35,391            1,451,385
Tekelec ................................           252,000            3,918,600
Teledyne Technologies Inc ..............           162,799            3,068,761
TeleTech Holdings Inc ..................           183,400            2,072,420
Telik Inc ..............................           188,600            4,339,686
Tennant Co .............................            41,862            1,812,625
Tenneco Automotive Inc .................           224,100            1,499,229
Terayon Corp ...........................           303,100            1,363,950
Terex Corp .............................           220,018            6,266,113
Tesoro Petroleum Corp ..................           271,314            3,953,045
Tetra Tech Inc .........................           238,693            5,933,908
Tetra Technologies Inc .................           104,150            2,524,596
Texas Industries Inc ...................           106,403            3,936,911
Texas Regional Bancshares Inc ..........           116,946            4,327,002
Theragenics Corp .......................           147,842              808,696
Therasense Inc .........................           108,000            2,192,400
TheStreet.com Inc ......................            70,200              289,224
Third Wave Technologies Inc ............           103,404              470,488
Thomas & Betts Corp ....................           215,480            4,932,337
Thomas Industries Inc ..................            47,676            1,652,450
Thomas Nelson Inc ......................            39,400              761,602
Thor Industries Inc ....................            89,452            5,028,991
Thoratec Corp ..........................           245,704            3,196,609
THQ Inc ................................           194,867            3,295,201
Three-Five Systems Inc .................            95,059              498,109
TIBCO Software Inc .....................           413,200            2,797,364
Tier Technologies Inc ..................            60,800              496,736
TierOne Corp ...........................           102,095            2,344,101
Timco Aviation Services -- Warrants ....             6,002                    1
Time Warner Telecom Inc ................           194,900            1,974,337
Titan Corp .............................           382,000            8,331,420
Tivo Inc ...............................           171,624            1,270,018
Tollgrade Communications Inc ...........            62,615            1,097,641
Tom Brown Inc ..........................           181,972            5,868,597
Tompkins Trustco Inc ...................            41,460            1,909,233
Too Inc ................................           176,318            2,976,248
Topps Co/The ...........................           129,158            1,325,161
Toro Co ................................           119,834            5,560,298
Tower Automotive Inc ...................           270,986            1,850,834
Town & Country Trust/The ...............            62,052            1,573,018
Tractor Supply Co ......................           138,900            5,401,821
TradeStation Group Inc .................            82,647              732,252

   The accompanying notes are an integral part of these financial statements.

                                     SAI-126

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003

--------------------------------------------------------------------------------
                                                      SHARES
                                             (UNLESS OTHERWISE NOTED)    VALUE
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Trammell Crow Co ..........................           149,835         $1,985,314
Trans World Entertainment .................            53,800            383,056
Transaction Systems Architects Inc ........           170,413          3,856,446
Transcontinental Realty Investors Inc
   (REIT)(1) ..............................             3,300             55,209
Transkaryotic Therapies Inc ...............           142,631          2,226,470
Transmeta Corp/Delaware ...................           571,100          1,941,740
Transmontaigne Inc ........................            70,639            455,622
TRC Cos Inc ...............................            53,849          1,134,060
Tredegar Corp .............................           157,731          2,449,562
Trex Co Inc ...............................            38,740          1,471,345
Triad Guaranty Inc ........................            39,588          1,993,256
Triarc Cos ................................           163,428          1,761,754
Trico Bancshares ..........................            28,084            886,331
Trimble Navigation Ltd ....................           156,783          5,838,599
Trimeris Inc ..............................            66,306          1,391,100
Trinity Industries Inc ....................           173,604          5,353,947
TriPath Imaging Inc .......................            96,800            755,040
Triquint Semiconductor Inc ................           665,517          4,705,205
Triton PCS Holdings Inc ...................           105,700            589,806
Triumph Group Inc .........................            74,498          2,711,727
Trizetto Group ............................           146,582            945,454
Troy Financial Corp .......................            29,554          1,034,390
Trust Co of New Jersey/The ................            91,892          3,646,275
Trustco Bank Corp NY ......................           367,077          4,827,063
TTM Technologies Inc ......................            98,400          1,660,992
Tuesday Morning Corp ......................            60,458          1,828,855
Tularik Inc ...............................           232,305          3,751,726
Tupperware Corp ...........................           247,148          4,285,546
Turnstone Systems Inc .....................           154,302             17,745
Tweeter Home Entertainment Group Inc ......           112,790          1,065,866
Tyler Technologies Inc ....................           204,709          1,971,348
UCBH Holdings Inc .........................           210,491          8,202,834
UICI ......................................           184,607          2,451,581
UIL Holdings Corp .........................            59,811          2,697,476
Ulticom Inc ...............................            51,225            494,321
Ultimate Electronics Inc ..................            54,205            413,584
Ultratech Inc .............................            93,570          2,748,151
UMB Financial Corp ........................            75,551          3,591,695
Umpqua Holdings Corp ......................           135,770          2,822,658
Unifi Inc .................................           212,887          1,373,121
Unifirst Corp/MA ..........................            47,300          1,121,483
Union Bankshares Corp .....................            37,200          1,134,600
Unisource Energy Corp .....................           144,188          3,555,676
Unit Corp .................................           184,658          4,348,696
United Auto Group Inc .....................            81,921          2,564,127

   The accompanying notes are an integral part of these financial statements.

                                     SAI-127

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003


--------------------------------------------------------------------------------
                                                      SHARES
                                             (UNLESS OTHERWISE NOTED)   VALUE
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
United Capital Corp .........................          12,958         $  268,490
United Community Banks Inc/GA ...............          91,900          3,023,510
United Community Financial Corp/OH ..........         155,618          1,775,601
United Fire & Casualty Co ...................          35,300          1,424,708
United Industrial Corp/New York .............          35,500            640,775
United Mobile Homes Inc .....................          26,279            447,006
United National Bancorp NJ ..................          92,212          3,294,735
United Natural Foods Inc ....................          97,922          3,516,379
United Online Inc ...........................         216,500          3,635,035
United PanAm Financial Corp .................          19,793            330,741
United Rentals Inc ..........................         267,900          5,159,754
United Security Bancshares/AL ...............          31,456            910,651
United Security Bancshares/CA ...............          15,800            431,024
United Stationers Inc .......................         144,509          5,913,308
United Surgical Partners International Inc ..          85,400          2,859,192
United Therapeutics Corp ....................          90,784          2,083,493
Universal American Financial Corp ...........         107,100          1,061,361
Universal Compression Holdings Inc ..........          82,463          2,157,232
Universal Corp/Richmond VA ..................         125,316          5,535,208
Universal Display Corp ......................          77,599          1,060,778
Universal Electronics Inc ...................          64,749            824,902
Universal Forest Products Inc ...............          75,617          2,433,355
Universal Health Rlty Income ................          51,000          1,535,100
Unizan Financial Corp .......................         104,460          2,115,315
UNOVA Inc ...................................         224,038          5,141,672
Urban Outfitters Inc ........................         122,000          4,520,100
URS Corp ....................................          79,346          1,984,443
Urstadt Biddle Properties Inc -- Class A ....         110,900          1,569,235
US Oncology Inc .............................         326,029          3,508,072
US Physical Therapy Inc .....................          57,400            902,902
US Restaurant Properties Inc (REIT)(1) ......         106,901          1,821,593
US Xpress Enterprises Inc ...................          23,300            285,425
USANA Health Sciences Inc ...................          44,856          1,372,594
USB Holding Co Inc ..........................          64,545          1,251,528
USEC Inc ....................................         422,633          3,550,117
USF Corp ....................................         136,417          4,664,097
USG Corp ....................................         177,400          2,939,518
USI Holdings Corp ...........................         119,900          1,564,695
Vail Resorts Inc ............................          95,538          1,624,146
Valence Technology Inc ......................         226,947            873,746
Valhi Inc ...................................         132,040          1,975,318
Valmont Industries Inc ......................          61,084          1,414,095
Value Line Inc ..............................           5,200            259,480
Valueclick Inc ..............................         332,300          3,017,284
Valuevision Media Inc .......................          81,069          1,353,852

   The accompanying notes are an integral part of these financial statements.

                                     SAI-128

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003


--------------------------------------------------------------------------------
                                                     SHARES
                                            (UNLESS OTHERWISE NOTED)   VALUE
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Vans Inc .................................            79,100         $  902,531
Varian Inc ...............................           141,083          5,887,394
Varian Semiconductor Equipment Associates
   Inc ...................................           135,699          5,928,689
Vastera Inc ..............................           115,300            461,200
VCA Antech Inc ...........................           148,900          4,612,922
Vector Group Ltd .........................           112,646          1,838,383
Veeco Instruments Inc ....................           114,397          3,225,995
Ventana Medical Systems ..................            64,379          2,536,533
Ventas Inc ...............................           371,223          8,166,906
Verint Systems Inc .......................            28,500            642,960
Veritas DGC Inc ..........................           155,200          1,626,496
Verity Inc ...............................           104,164          1,738,497
Verso Technologies Inc ...................           602,818          1,929,018
Vertex Pharmaceuticals Inc ...............           382,500          3,912,975
Viasat Inc ...............................           107,367          2,055,004
Viasys Healthcare Inc ....................           137,231          2,826,959
Vicor Corp ...............................            93,710          1,069,231
Vicuron Pharmaceuticals Inc ..............           230,100          4,291,365
Vignette Corp ............................           985,065          2,236,098
Vintage Petroleum Inc ....................           254,267          3,058,832
Virage Logic Corp ........................            55,200            561,384
Virbac Corp ..............................            38,500            250,635
Virginia Commerce Bancorp ................            22,852            731,950
Virginia Financial Group Inc .............            38,200          1,356,864
VistaCare Inc ............................            55,515          1,951,352
Visteon Corp .............................           632,776          6,587,198
Visx Inc .................................           192,405          4,454,176
Vital Images Inc .........................            39,200            699,328
Vital Signs Inc ..........................            32,081          1,049,049
VitalWorks Inc ...........................           140,200            619,684
Vitesse Semiconductor Corp ...............           980,300          5,754,361
Vitria Technology Inc ....................            85,750            608,825
Vivus Inc ................................           158,679            601,393
Volt Information Sciences Inc ............            36,762            830,821
W Holding Co Inc .........................           349,411          6,502,539
W-H Energy Services Inc ..................           111,600          1,807,920
Wabash National Corp .....................           126,017          3,692,298
Wabtec Corp ..............................           147,308          2,510,128
Wackenhut Corrections Corp ...............            45,400          1,035,120
Walter Industries Inc ....................           149,211          1,991,967
Warnaco Group Inc/The ....................           171,500          2,735,425
Warwick Community Bancorp Inc ............            14,200            488,480
Warwick Valley Telephone Co ..............            23,982            709,627
Washington Group International Inc .......           116,400          3,954,108
Washington Real Estate Investment Trust ..           177,159          5,173,043

   The accompanying notes are an integral part of these financial statements.

                                     SAI-129

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003


--------------------------------------------------------------------------------
                                                    SHARES
                                           (UNLESS OTHERWISE NOTED)     VALUE
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Washington Trust Bancorp Inc .............            64,600          $1,692,520
Waste Connections Inc ....................           141,536           5,345,815
WatchGuard Technologies ..................           161,636             940,722
Watsco Inc ...............................            97,848           2,224,085
Watson Wyatt & Co Holdings ...............           163,800           3,955,770
Watts Water Technologies Inc .............            50,887           1,129,691
Wausau-Mosinee Paper Corp ................           162,492           2,196,892
Wayne Bancorp Inc/OH .....................            27,840             749,731
Waypoint Financial Corp ..................           145,471           3,155,266
WCI Communities Inc ......................            85,100           1,753,911
WD-40 Co .................................            79,655           2,816,601
WebEx Communications Inc .................           121,331           2,438,753
webMethods Inc ...........................         2,035,454             222,454
Websense Inc .............................            95,747           2,799,642
Weis Markets Inc .........................            54,300           1,971,090
Wellman Inc ..............................           165,212           1,686,815
Wells Fargo & Co .........................                 1                  59
WesBanco Inc .............................            83,427           2,310,094
WESCO International Inc ..................            78,165             691,760
West Bancorporation ......................            82,400           1,425,520
West Coast Bancorp/OR ....................            76,300           1,628,242
West Marine Inc ..........................            49,200           1,368,252
West Pharmaceutical Services Inc .........            55,424           1,878,874
Westar Energy Inc ........................           336,300           6,810,075
Westcorp .................................            66,199           2,419,573
Westell Technologies Inc .................           223,723           1,411,692
Western Sierra Bancorp ...................            18,875             887,125
Western Wireless Corp ....................           287,700           5,282,172
Westfield Financial Inc ..................            21,000             498,960
Westmoreland Coal Co .....................            30,500             533,750
Wet Seal Inc/The .........................           106,982           1,058,052
Weyco Group Inc ..........................            12,882             433,466
WFS Financial Inc ........................            60,557           2,571,250
White Electronic Designs Corp ............            98,900             870,320
Whitehall Jewellers Inc ..................            43,800             432,306
Wild Oats Markets Inc ....................           127,707           1,651,252
William Lyon Homes Inc ...................            19,300           1,211,461
Willow Grove Bancorp Inc .................            54,556             968,915
Wilson Greatbatch Technologies Inc .......            97,800           4,134,006
Wilsons The Leather Experts ..............            75,700             264,193
Wiltel Communications -- Rts. Exp.
   10/15/2004 ..... ......................           119,795                   0
Wind River Systems Inc ...................           356,500           3,122,940
Winnebago Industries .....................            58,002           3,987,638
Winston Hotels Inc .......................           104,500           1,065,900
Wintrust Financial Corp ..................            98,000           4,419,800

   The accompanying notes are an integral part of these financial statements.

                                     SAI-130

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003


--------------------------------------------------------------------------------
                                                   SHARES
                                          (UNLESS OTHERWISE NOTED)    VALUE
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Wireless Facilities Inc ................           160,800        $   2,389,488
WMS Industries Inc .....................           112,987            2,960,259
Wolverine World Wide Inc ...............           202,971            4,136,549
Woodhead Industries Inc ................            53,100              897,390
Woodward Governor Co ...................            44,442            2,525,639
World Acceptance Corp ..................            76,600            1,525,106
World Fuel Services Corp ...............            47,400            1,609,230
World Wrestling Entertainment Inc ......            65,018              851,736
WR Grace & Co ..........................           288,000              740,160
Wright Medical Group Inc ...............            78,800            2,398,672
WSFS Financial Corp ....................            22,300            1,000,155
X-Rite Inc .............................           110,500            1,250,860
Xicor Inc ..............................           133,200            1,510,488
Yadkin Valley Bank and Trust Co ........            35,595              608,675
Yankee Candle Co Inc ...................           136,585            3,732,868
Yardville National Bancorp .............            40,504            1,042,573
Yellow Roadway Corp ....................           199,859            7,228,900
York International Corp ................           198,700            7,312,160
Young Broadcasting Inc .................            60,262            1,207,650
Young Innovations Inc ..................            12,200              439,200
Zale Corp ..............................           126,800            6,745,760
Zenith National Insurance Corp .........            47,392            1,542,610
Zhone Technologies Inc .................           195,450              965,523
Zoll Medical Corp ......................            43,063            1,527,875
Zoran Corp .............................           204,253            3,551,960
Zygo Corp ..............................            56,329              928,865
Zymogenetics Inc .......................            70,900            1,098,930
                                                                  -------------
TOTAL COMMON STOCK .....................                          4,312,945,218
                                                                  -------------

                                                               PRINCIPAL            VALUE
                                                            ---------------   -----------------
DEBT INSTRUMENTS -- 0.2%
Timco Aviation Services(3) 8.00% 1/02/2007 ..............   USD     5,787                   0
United States Treasury Bills(4) 0.87% 3/11/2004 .........   USD 9,760,000           9,743,669
                                                                               --------------
TOTAL DEBT INSTRUMENTS ..................................                           9,743,669
                                                                               --------------

                                              UNITS
                                          ------------
STATE STREET BANK AND TRUST COMPANY
COLLECTIVE INVESTMENT FUNDS -- 2.0%
Short Term Investment Fund(5) .........   86,772,700          86,772,700
--------------------------------------------------------------------------------
TOTAL INVESTMENTS -- 100%
 (Cost $3,776,182,710).................                   $4,409,461,587
================================================================================

   The accompanying notes are an integral part of these financial statements.

                                    SAI-131

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003


----------
(1)   Real Estate Investment Trust

(2)   Valued by management.

(3)   Issuer delisted due to failure to meet listing requirement.

(4) All or a portion of this security was pledged to cover margin requirements for open future contracts.

(5)   Collective investment fund advised by State Street Global Advisors.


At December 31, 2003, U.S. Treasury Bills with principal of $9,760,000 were pledged to cover margin requirements for open futures contracts. The following futures contracts were open at December 31, 2003:


                                NUMBER OF
           FUTURES              CONTRACTS     NOTIONAL    MATURITY   UNREALIZED
          CONTRACTS           LONG/(SHORT)      COST        DATE     GAIN/(LOSS)
---------------------------- -------------- -----------  ----------  -----------
Russell 2000 Index Futures        524       140,236,350   March 2004  5,750,050
                                                                      =========

USD: United States Dollar


   The accompanying notes are an integral part of these financial statements.

                                    SAI-132

--------------------------------------------------------------------------------

                       STATE STREET BANK AND TRUST COMPANY
                   RUSSELL 2000 INDEX SECURITIES LENDING FUND
                             RUSSELL 2000 INDEX FUND

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003


1. FUND ORGANIZATION AND INVESTMENT OBJECTIVE

   State Street Bank and Trust Company ("State Street Bank") Russell 2000 Index Securities Lending Fund and State Street Bank and Trust Company Russell 2000 Index Fund (collectively, the "Fund") were formed by State Street Bank under the State Street Bank and Trust Company Investment Funds for Tax Exempt Retirement Plans Declaration of Trust. The investment objective of the Fund is to match the return of the Russell 2000 Index. State Street Bank is Trustee, custodian, and recordkeeper of the Fund and has exclusive management and control of the Trust. State Street Global Advisors, a division of State Street Bank, is the Fund's investment manager.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which require the use of management estimates. Actual results could differ from those estimates. The policies described below are followed consistently in the preparation of the financial statements.


   A. SECURITY VALUATION

      Equity investments for which market quotations are readily available are valued at the last reported sale price on their principal exchange on valuation date, or official close price for certain markets. If no sales are reported for that day, investments are valued at the more recent of the last published sale price or the mean between the last reported bid and asked prices, or at fair value as determined in good faith by the Trustee. Short-term investments, if any, are stated at amortized cost, which approximates fair value. Investments in regulated investment companies or collective investment funds are valued at the net asset value per share/unit on the valuation date.


   B. SECURITY TRANSACTIONS AND INVESTMENT INCOME

      Security transactions are accounted for as of trade date. Realized gains and losses from investment transactions are determined using the average cost method. Dividend income, if any, is recorded net of applicable withholding taxes on the ex-dividend date. Distributions received from collective investment funds are recorded on the ex-dividend date and retain the character of income as earned by the underlying fund. Interest income earned on securities, if any, is recorded on the accrual basis. Interest income includes accretion of discounts and amortization of premiums, if any.


   C. INCOME TAXES

      It is the Fund's policy to comply with the requirements of Section 501(a) of the Internal Revenue Code relating to collective investment of employee benefit funds. Accordingly, the Fund is exempt from federal and state taxes and no federal or state tax provision is required.


   D. ISSUANCES AND REDEMPTIONS OF UNITS OF PARTICIPATION

      The net asset value of the Fund is determined each business day ("valuation date"). Issuances and redemptions of Fund units are made on such days, based upon the net asset value per unit and the closing market value on the valuation date of the investments bought or sold. The cost or proceeds of investments bought or sold are recorded at the execution price. Market effect is the difference between the execution price of the investment on the trade date and the investment's closing market value on the valuation date. Market effect and transaction costs (which include brokerage commissions, taxes and other direct costs related to the transactions), are recorded as realized gain/loss.


                                    SAI-133

--------------------------------------------------------------------------------

                       STATE STREET BANK AND TRUST COMPANY
                   RUSSELL 2000 INDEX SECURITIES LENDING FUND
                             RUSSELL 2000 INDEX FUND

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003



   E. EXPENSES

      Under the Declaration of Trust, the Fund may pay certain expenses for services received. The Fund pays State Street Bank for custody services. The Fund indirectly bears the expenses paid by the underlying funds, if any. State Street Global Advisors receives investment management fees from the participating accounts and therefore, the Fund makes no payment for these services.


   F. DISTRIBUTIONS TO PARTICIPANTS

      Net investment income (excluding security lending fee income, if any) and net realized gains are retained by the Fund. Income generated by security lending, if any, is distributed monthly to participants of the Lending Fund.


   G. FUTURES CONTRACTS

      The Fund may use futures contracts to manage exposure to the market. Buying futures tends to increase a fund's exposure to the underlying instrument. Selling futures tends to decrease a fund's exposure to the underlying instrument held by a fund, or hedge the fair value of other fund investments.

      Futures contracts are valued at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded. Upon entering into a futures contract, the Fund is required to deposit either in cash, currency or securities an amount ("initial margin") equal to a certain percentage of the nominal value of the contract. Subsequent payments are made or received by the Fund periodically, depending on the fluctuation in the value of the underlying index or security, and are recorded as unrealized gains or losses by the Fund. A gain or loss is realized when the contract is closed or expires.

      Futures contracts involve, to varying degrees, credit and market risks. The Fund enters into futures contracts only on exchanges or boards of trade where the exchange or board of trade acts as the counterparty to the transaction. Thus, credit risk on such transactions is limited to the failure of the exchange or board of trade. Losses in value may arise from changes in the value of the underlying instruments or if there is an illiquid secondary market for the contracts. In addition, there is the risk that there may not be an exact correlation between a futures contract and the underlying index or security.


3. GLOBAL SECURITIES LENDING PROGRAM: PRINCIPLES OF COMBINATION

   The participants in the Russell 2000 Index Securities Lending Fund (the "Lending Fund") have authorized the Lending Fund to participate in the Global Securities Lending Program maintained by State Street Bank. The investment objective, techniques and results of operations of the Lending Fund are identical to those of the Russell 2000 Index Fund (the "Non-Lending Fund"), except that the Lending Fund engages in securities lending activity. Accordingly, the financial statements of the Lending Fund and the Non-Lending Fund have been prepared on a combined basis, with separate disclosure of the participant transactions and financial highlights of the Lending Fund and the Non-Lending Fund. The Lending Fund and the Non-Lending Fund each maintain a divided pro-rata interest in the combined assets and liabilities (including each investment security position but excluding assets and liabilities related to securities lending activity) proportionate to the net asset value of the outstanding combined units of the Fund. All interfund transactions have been eliminated in the combined financial statements.

                                    SAI-134

--------------------------------------------------------------------------------

                       STATE STREET BANK AND TRUST COMPANY
                   RUSSELL 2000 INDEX SECURITIES LENDING FUND
                             RUSSELL 2000 INDEX FUND

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003



   Under the Global Securities Lending Program, securities held by the Lending Fund are loaned by State Street Bank, as agent, to certain brokers and other financial institutions (the "Borrowers"). The Borrowers provide cash, securities, or letters of credit as collateral against loans in an amount at least equal to 100% of the market value of the loaned securities. The Borrowers are required to maintain the collateral at not less than 100% of the market value of the loaned securities. At December 31, 2003, the market value of securities loaned by the Lending Fund is disclosed on the Statement of Assets and Liabilities. Cash collateral provided by the Borrowers is recorded on the Statement of Assets and Liabilities and is invested in State Street Bank and Trust Company Quality D Short-Term Investment Fund. The Fund received securities valued at $835,064 as additional collateral.

   A portion of the income generated upon investment of the collateral is remitted to the Borrowers, and the remainder is allocated between the Lending Fund and State Street Bank in its capacity as lending agent. Negotiated lenders' fees are received for those loans collateralized by securities or letters of credit, if any. Securities lending fee income, if any, is recorded on an accrual basis by the Lending Fund.

   State Street Bank, as lending agent, indemnifies the Lending Fund for replacement of any loaned securities (or, in certain circumstances, return of equivalent cash value) due to Borrower default on a security loan. Lending Fund participants, however, bear the risk of loss with respect to the investment of collateral.


4. INVESTMENT TRANSACTIONS

   Purchases and sales of securities, including in-kind contributions and redemptions, if any, during the period ended December 31, 2003 were $4,471,126,673 and $3,534,992,199, respectively.


                                    SAI-135

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT AUDITORS


To the Participants and Trustee of
State Street Bank and Trust Company
Daily EAFE Fund


In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of State Street Bank and Trust Company Daily EAFE Fund at December 31, 2003, and the results of its operations, the changes in its net assets and the financial highlights for the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2003 by correspondence with the custodian, provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
March 5, 2004


                                    SAI-136

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY EAFE FUND

Statement of Assets and Liabilities
December 31, 2003

--------------------------------------------------------------------------------



ASSETS
Investments in securities, at value (cost $362,699,693)..........................    $420,577,797
Foreign currency, at value (cost $5) ............................................               5
--------------------------------------------------------------------------------------------------
 Total assets ...................................................................     420,577,802
--------------------------------------------------------------------------------------------------
LIABILITIES
 Total liabilities ..............................................................               0
--------------------------------------------------------------------------------------------------
NET ASSETS (equivalent to $10.31 per unit based on 40,782,897 units outstanding)     $420,577,802
==================================================================================================


   The accompanying notes are an integral part of these financial statements.

                                    SAI-137

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY EAFE FUND



Statement of Operations
Year Ended December 31, 2003

--------------------------------------------------------------------------------



INVESTMENT INCOME
   Total investment income ..............................................    $           0
-------------------------------------------------------------------------------------------
EXPENSES
 Audit ..................................................................            7,000
 Other ..................................................................            1,663
-------------------------------------------------------------------------------------------
   Total expenses .......................................................            8,663
-------------------------------------------------------------------------------------------
   Net investment income (loss) .........................................           (8,663)
-------------------------------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss):
   Investments ..........................................................      (46,151,302)
-------------------------------------------------------------------------------------------
                                                                               (46,151,302)
-------------------------------------------------------------------------------------------
 Net change in unrealized appreciation (depreciation):
   Investments ..........................................................      112,622,658
-------------------------------------------------------------------------------------------
                                                                               112,622,658
-------------------------------------------------------------------------------------------
 Net realized and unrealized gain (loss) ................................       66,471,356
-------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS .........    $  66,462,693
===========================================================================================


   The accompanying notes are an integral part of these financial statements.


                                    SAI-138

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY EAFE FUND


Statement of Changes in Net Assets




                                                                                     YEAR ENDED DECEMBER 31,
                                                                                      2003             2002
-----------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss) ..................................................  $      (8,663)   $       (8,499)
Net realized gain (loss) ......................................................    (46,151,302)      (98,462,890)
Net change in unrealized appreciation (depreciation) ..........................    112,622,658        39,698,860
-----------------------------------------------------------------------------------------------------------------
 Net increase (decrease) in net assets resulting from operations ..............     66,462,693       (58,772,529)
-----------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from participant transactions .     25,410,072       (44,378,271)
-----------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS .........................................     91,872,765      (103,150,800)
NET ASSETS
 Beginning of year ............................................................    328,705,037       431,855,837
-----------------------------------------------------------------------------------------------------------------
 End of year ..................................................................  $ 420,577,802    $  328,705,037
=================================================================================================================


   The accompanying notes are an integral part of these financial statements.

                                    SAI-139

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY EAFE FUND


Statement of Changes in Net Assets (Continued)



                                                                              YEAR ENDED DECEMBER 31,
                                                       ---------------------------------------------------------------------
                                                                      2003                               2002
                                                       ---------------------------------- ----------------------------------
                                                             UNITS            AMOUNT            UNITS            AMOUNT
----------------------------------------------------------------------------------------------------------------------------
UNITS OF PARTICIPATION
PARTICIPANT TRANSACTIONS FOR THE FUND WERE AS FOLLOWS:
Units issued .........................................     42,485,490    $  358,130,671       59,566,784    $  476,406,124
Units redeemed .......................................    (45,854,230)     (332,720,599)     (64,285,714)     (520,784,395)
----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) ..............................     (3,368,740)   $   25,410,072       (4,718,930)   $  (44,378,271)
============================================================================================================================



Units in excess of 10% of the Fund units outstanding at December 31, 2003 held by 3 of the Fund's unitholders aggregated 67% of the Fund's total units outstanding.


   The accompanying notes are an integral part of these financial statements.

                                    SAI-140

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY EAFE FUND


Financial Highlights
(FOR A UNIT OF PARTICIPATION OUTSTANDING THROUGHOUT THE YEAR)




                                                                         YEAR ENDED DECEMBER 31,
                                                    -----------------------------------------------------------------
                                                       2003         2002          2001          2000          1999
---------------------------------------------------------------------------------------------------------------------
SELECTED PER UNIT DATA
Net asset value, beginning of year ..............    $  7.44      $   8.84     $  11.26      $  13.19      $  10.32
---------------------------------------------------------------------------------------------------------------------
Net investment income (loss) (a) (b) ............      (0.00)        (0.00)       (0.00)        (0.00)         0.00
Net realized and unrealized gain (loss) .........       2.87         (1.40)       (2.42)        (1.93)         2.87
---------------------------------------------------------------------------------------------------------------------
Total from investment operations ................       2.87         (1.40)       (2.42)        (1.93)         2.87
---------------------------------------------------------------------------------------------------------------------
Net asset value, end of year ....................    $ 10.31      $   7.44     $   8.84      $  11.26      $  13.19
---------------------------------------------------------------------------------------------------------------------
Total return (%) (c) ............................      38.52        (15.75)      (21.49)       (14.63)        27.83
---------------------------------------------------------------------------------------------------------------------
RATIOS TO AVERAGE NET ASSETS
Ratio of expenses (%) (b) (d) ...................       0.00          0.00         0.00          0.00          0.00
---------------------------------------------------------------------------------------------------------------------
Ratio of net investment income (%) (b) ..........      (0.00)        (0.00)       (0.00)        (0.00)         0.00
---------------------------------------------------------------------------------------------------------------------
Portfolio turnover (%) ..........................        126           117           45           103            47
---------------------------------------------------------------------------------------------------------------------
Net assets, end of year (000,000s) ..............    $   421      $    329     $    432      $    543      $    516
=====================================================================================================================



(a) Net investment income (loss) per unit has been calculated based upon an average of month-end units outstanding.

(b) Zero amounts represent that which are less than $0.005 or 0.005% or ($0.005) or (0.005%) if negative.

(c) Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of the year. The calculation includes only those expenses charged directly to the Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(d) The calculation includes only those expenses charged directly to the Fund, and does not include expenses charged to the funds in which the Fund invests.


   The accompanying notes are an integral part of these financial statements.

                                    SAI-141

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY EAFE FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003



--------------------------------------------------------------------------------
       SHARES
      (UNLESS
 OTHERWISE NOTED)                                                     VALUE
--------------------------------------------------------------------------------
                     COMMON STOCK -- 0.0%
         1,805       Idaman Unggul Bhd .......................    $        468
       750,800       Kematyan Corp BHD(1) ....................               0
        11,820       MP Technology Resources BHD(2) ..........               0
           500       Pilecon Engineering BHD .................              22
           500       Pilecon Engineering BHD -- WTS ..........               6
     1,283,900       Promet BHD(1) ...........................               0
     1,927,000       Rekapacific Bhd(1) ......................               0
       889,800       Saship Holdings BHD(1) ..................               0
--------------------------------------------------------------------------------
                     TOTAL COMMON STOCK ......................             496
--------------------------------------------------------------------------------




              STATE STREET BANK AND TRUST COMPANY
              COLLECTIVE INVESTMENT FUNDS -- 100.0%
 29,770,862   Daily MSCI Europe Index Fund(3) ........................     298,363,583
  8,929,880   Daily MSCI Japan Index Fund(3) .........................      89,906,033
  2,193,177   Daily MSCI Pacific Basin ex-Japan Index Fund(3) ........      32,307,685
--------------------------------------------------------------------------------------
              TOTAL COLLECTIVE INVESTMENT FUNDS ......................     420,577,301
--------------------------------------------------------------------------------------
TOTAL INVESTMENTS -- 100%
(COST $362,699,693).................................................      $420,577,797
======================================================================================



1  Issuer delisted due to bankruptcy.
2  Valued by management.
3  Collective investment fund advised by State Street Global Advisors.


   The accompanying notes are an integral part of these financial statements.

                                    SAI-142

--------------------------------------------------------------------------------

                       STATE STREET BANK AND TRUST COMPANY
                                 DAILY EAFE FUND


                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2003


1. FUND ORGANIZATION AND INVESTMENT OBJECTIVE

   State Street Bank and Trust Company ("State Street Bank") Daily EAFE Funds (collectively, the "Funds") are organized by State Street Bank under the State Street Bank and Trust Company Investment Funds for Tax Exempt Retirement Plans Declaration of Trust. The Funds are organized into separate regional funds, a country fund and umbrella funds that hold investments in separate country and regional funds (individually, a "Fund"). Refer to the financial statements of each underlying fund for disclosure of its accounting policies and investment holdings. State Street Bank is Trustee, custodian, and recordkeeper of the Funds and has exclusive management and control of the Trust. State Street Global Advisors, a division of State Street Bank, is the Funds' investment manager.

   The investment objective of the Daily EAFE Fund (the "Fund") is to match the performance of the MSCI EAFE Index.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which require the use of management estimates. Actual results could differ from those estimates. The policies described below are followed consistently in the preparation of the financial statements.


   A. SECURITY VALUATION

      Equity investments for which market quotations are readily available are valued at the last reported sale price on their principal exchange on valuation date, or official close price for certain markets. If no sales are reported for that day, investments are valued at the more recent of the last published sale price or the mean between the last reported bid and asked prices, or at fair value as determined in good faith by the Trustee. Short-term investments, if any, are stated at amortized cost, which approximates fair value. Investments in regulated investment companies or collective investment funds are valued at the net asset value per share/unit on the valuation date.


   B. SECURITY TRANSACTIONS AND INVESTMENT INCOME

      Security transactions are accounted for as of trade date. Realized gains and losses from investment transactions are determined using the average cost method. Dividend income, if any, is recorded on the ex-dividend date. Interest income earned on securities, if any, is recorded on the accrual basis; interest earned on foreign currency accounts is recorded when the Trustee is first notified of the amount credited by the depository bank. Interest income includes accretion of discounts and amortization of premiums, if any.

      Collective investment funds in which the Fund invests may retain investment income and net realized gains. Accordingly, realized and unrealized gains and losses reported by the Fund may include a component attributable to investment income of the underlying funds.


   C. FOREIGN CURRENCY AND FORWARD FOREIGN CURRENCY CONTRACTS

      The accounting records of the Fund are maintained in U.S. dollars. Foreign currency, investment securities, and other assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the prevailing rates of exchange at period end. Purchases and sales of securities, income and expenses are translated into U.S. dollars at the prevailing exchange rate on the respective dates of the transactions.


                                    SAI-143

--------------------------------------------------------------------------------

                       STATE STREET BANK AND TRUST COMPANY
                                 DAILY EAFE FUND


                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2003




      Reported net realized gains and losses on foreign currency transactions represent net gains and losses from disposition of foreign currencies, currency gains and losses realized between the trade and settlement dates on securities transactions, and the difference between the amount of net investment income accrued and the U.S. dollar amount actually received. The effects of changes in foreign currency exchange rates on securities and derivative instruments are not segregated in the Statement of Operations from the effects of changes in market prices of those securities and derivative instruments, but are included with the net realized and unrealized gain or loss on securities and derivative instruments. Net unrealized foreign exchange gains and losses arising from changes in the value of other assets and liabilities as a result of changes in foreign exchange rates are included as increases and decreases in unrealized appreciation/ depreciation on foreign currency related transactions.

      The Fund may use forward foreign currency contracts to facilitate transactions in foreign securities, to gain exposure to foreign currency or as a hedge against the foreign currency exposure of either specific transactions or portfolio positions. When entering into a forward foreign currency contract, the Fund agrees to receive or deliver a fixed quantity of foreign currency for an agreed-upon price on an agreed upon future date. Such contracts are valued based upon the difference in the forward exchange rates at the dates of entry into the contracts and the forward rates at the reporting date, and any resulting unrealized gains or losses are recorded in the Fund's financial statements. The Fund records realized gains or losses at the time the forward contract is extinguished by entry into a closing transaction or by delivery of the currency. Risks in foreign currency contracts arise from the possible inability of counterparties to meet the contracts' terms and from movements in currency values.


   D. INCOME TAXES

      It is the Fund's policy to comply with the requirements of Section 501(a) of the Internal Revenue Code relating to collective investment of employee benefit funds. Accordingly, the Fund is exempt from federal and state taxes and no federal or state tax provision is required.


   E. ISSUANCES AND REDEMPTIONS OF UNITS OF PARTICIPATION

      The net asset value of the Fund is determined each business day ("valuation date"). Issuances and redemptions of Fund units are made on such days, based upon the net asset value per unit.

      Participants may be charged transaction fees with respect to any contribution or withdrawal which exceeds 5% of the underlying fund's assets in accordance with the respective fund declaration of each such underlying fund. Such transaction fees can be up to 0.80% of such contribution or withdrawal and are credited to the Fund. During the year, transaction fees of $67,632 were charged by the Fund.


   F. EXPENSES

      Under the Declaration of Trust, the Fund may pay certain expenses for services received. The Fund indirectly bears the expenses paid by the underlying funds, if any. State Street Global Advisors receives investment management fees from the participating accounts and therefore, the Fund makes no payment for these services.


   G. DISTRIBUTIONS TO PARTICIPANTS

      Net investment income and net realized gains are retained by the Fund.

3. INVESTMENT TRANSACTIONS

   Purchases and sales of securities, including in-kind contributions and redemptions, if any, during the period ended December 31, 2003 were $327,003,029 and $301,601,200, respectively.


                                    SAI-144

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT AUDITORS


To the Participants and Trustee of
State Street Bank and Trust Company
Daily MSCI Europe Index Securities Lending Fund and State Street Bank and Trust Company
Daily MSCI Europe Index Fund


In our opinion, the accompanying combined statement of assets and liabilities, including the combined schedule of investments, and the related combined statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of State Street Bank and Trust Company Daily MSCI Europe Index Securities Lending Fund and State Street Bank and Trust Company Daily MSCI Europe Index Fund at December 31, 2003, and the results of their operations, the changes in their net assets and the financial highlights for the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2003 by correspondence with the custodian, provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
March 5, 2004


                                    SAI-145

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND

Combined Statement of Assets and Liabilities
December 31, 2003

--------------------------------------------------------------------------------



ASSETS
Investments in securities, at value, (including securities on loan of $603,609,146)
 (cost $3,419,077,505) ................................................................    $3,808,645,261
Foreign currency, at value (cost $31,118,338) .........................................        32,116,557
Foreign currency, segregated, at value (cost $14,665,880) .............................        16,028,891
Investments held as collateral for securities loaned ..................................       631,143,411
Receivable for Fund units issued ......................................................        40,344,600
Receivable for investments sold .......................................................         1,321,277
Receivable for open foreign currency contracts ........................................       313,733,404
Unrealized gain on open futures contracts .............................................         2,763,231
Dividends receivable ..................................................................         4,851,065
Interest receivable ...................................................................           114,834
Tax reclaims receivable ...............................................................         1,814,305
---------------------------------------------------------------------------------------------------------
 Total assets .........................................................................     4,852,876,836
---------------------------------------------------------------------------------------------------------
LIABILITIES
Payable for collateral on securities loaned ...........................................       631,143,411
Payable for investments purchased .....................................................        65,348,560
Payable for open foreign currency contracts ...........................................       307,293,547
Accrued expenses ......................................................................           416,656
---------------------------------------------------------------------------------------------------------
 Total liabilities ....................................................................     1,004,202,174
---------------------------------------------------------------------------------------------------------
NET ASSETS ............................................................................    $3,848,674,662
=========================================================================================================
Daily MSCI Europe Index Securities Lending Fund
 (348,918,423 units outstanding, at $10.02 per unit net asset value)...................    $3,496,742,709
Daily MSCI Europe Index Fund (35,117,123 units
 outstanding, at $10.02 per unit net asset value) .....................................       351,931,953
---------------------------------------------------------------------------------------------------------
                                                                                           $3,848,674,662
=========================================================================================================


   The accompanying notes are an integral part of these financial statements.

                                    SAI-146

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Statement of Operations
Year Ended December 31, 2003


--------------------------------------------------------------------------------



INVESTMENT INCOME
 Dividends (net of taxes withheld of $7,672,005) ........................     $   74,431,783
 Interest ...............................................................          1,270,006
 Securities lending fee income (net of related expenses),
   allocated to the Lending Fund ........................................          2,066,348
--------------------------------------------------------------------------------------------
   Total investment income ..............................................         77,768,137
--------------------------------------------------------------------------------------------
EXPENSES
 Custody ................................................................          1,239,293
 Audit ..................................................................             63,000
 Other ..................................................................             14,559
--------------------------------------------------------------------------------------------
   Total expenses .......................................................          1,316,852
--------------------------------------------------------------------------------------------
 Net investment income (loss) ...........................................         76,451,285
============================================================================================
NET REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss):
   Investments ..........................................................        (17,340,898)
   Foreign currency transactions ........................................         14,638,678
   Futures contracts ....................................................         21,889,333
--------------------------------------------------------------------------------------------
                                                                                  19,187,113
--------------------------------------------------------------------------------------------
 Net change in unrealized appreciation (depreciation):
   Investments ..........................................................        950,610,964
   Foreign currency transactions ........................................          5,314,588
   Futures contracts ....................................................          4,368,214
--------------------------------------------------------------------------------------------
                                                                                 960,293,766
--------------------------------------------------------------------------------------------
 Net realized and unrealized gain (loss) ................................        979,480,879
--------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS .........     $1,055,932,164
============================================================================================


   The accompanying notes are an integral part of these financial statements.

                                    SAI-147

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Statement of Changes in Net Assets



                                                                                                 YEAR ENDED DECEMBER 31,
                                                                                                  2003               2002
------------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss) .............................................................   $   76,451,285    $   40,749,536
Net realized gain (loss) .................................................................       19,187,113      (128,922,683)
Net change in unrealized appreciation (depreciation) .....................................      960,293,766      (327,600,360)
------------------------------------------------------------------------------------------------------------------------------
 Net increase (decrease) in net assets resulting from operations .........................    1,055,932,164      (415,773,507)
------------------------------------------------------------------------------------------------------------------------------
Distributions of security lending fee income, allocated to the Lending Fund participants .       (2,066,348)       (1,471,653)
------------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM PARTICIPANT TRANSACTIONS ............      930,294,042       809,919,920
------------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS ....................................................    1,984,159,858       392,674,760
NET ASSETS
 Beginning of year .......................................................................    1,864,514,804     1,471,840,044
------------------------------------------------------------------------------------------------------------------------------
 End of year .............................................................................   $3,848,674,662    $1,864,514,804
==============================================================================================================================


   The accompanying notes are an integral part of these financial statements.

                                    SAI-148

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Statement of Changes in Net Assets (Continued)



                                                                                 YEAR ENDED DECEMBER 31,
                                                       ---------------------------------------------------------------------------
                                                                       2003                                  2002
                                                       ---------------------------------------------------------------------------
                                                             UNITS              AMOUNT             UNITS              AMOUNT
----------------------------------------------------------------------------------------------------------------------------------
UNITS OF PARTICIPATION
PARTICIPANT TRANSACTIONS FOR THE FUND WERE AS FOLLOWS:
LENDING FUND
Units issued .........................................     407,070,642    $   3,084,490,588      394,449,132    $   3,097,155,258
Units redeemed .......................................    (280,158,522)      (2,186,696,016)    (302,348,332)      (2,277,704,469)
----------------------------------------------------------------------------------------------------------------------------------
 Total ...............................................     126,912,120    $     897,794,572       92,100,800    $     819,450,789
----------------------------------------------------------------------------------------------------------------------------------
NON-LENDING FUND
Units issued .........................................      31,441,034    $     257,020,554       42,252,590    $     330,591,702
Units redeemed .......................................     (31,940,629)        (224,521,084)     (43,100,771)        (340,122,571)
----------------------------------------------------------------------------------------------------------------------------------
 Total ...............................................        (499,595)   $      32,499,470         (848,181)   $      (9,530,869)
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) ..............................     126,412,525    $     930,294,042       91,252,619    $     809,919,920
==================================================================================================================================



LENDING FUND

Units in excess of 10% of the Lending Fund units outstanding at December 31, 2003 held by 2 of the Lending Fund's unitholders aggregated 98% of the Lending Fund's total units outstanding.


NON-LENDING FUND

Units in excess of 10% of the Non-Lending Fund units outstanding at December 31, 2003 held by 2 of the Non-Lending Fund's unitholders aggregated 100% of the Non-Lending Fund's total units outstanding.


   The accompanying notes are an integral part of these financial statements.

                                    SAI-149

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND

Financial Highlights
(For a Unit of Participation Outstanding Throughout the Year)




                                                                                YEAR ENDED DECEMBER 31,
                                                           -----------------------------------------------------------------
                                                              2003         2002          2001          2000          1999
----------------------------------------------------------------------------------------------------------------------------
SELECTED PER UNIT DATA
Net asset value, beginning of year .....................    $  7.24      $   8.85     $  11.06      $  12.16      $  10.42
----------------------------------------------------------------------------------------------------------------------------
Net investment income (loss) (a) .......................       0.23          0.19         0.21          0.25          0.23
Net realized and unrealized gain (loss) ................       2.56        ( 1.79)      ( 2.41)       ( 1.34)         1.52
----------------------------------------------------------------------------------------------------------------------------
Total from investment operations .......................       2.79        ( 1.60)      ( 2.20)       ( 1.09)         1.75
Distributions of securities lending fee income .........     ( 0.01)       ( 0.01)      ( 0.01)       ( 0.01)       ( 0.01)
============================================================================================================================
Net asset value, end of year ...........................    $ 10.02      $   7.24     $   8.85      $  11.06      $  12.16
============================================================================================================================
Total return (%) (b) ...................................      38.59        (18.11)      (19.91)       ( 8.99)        16.87
RATIOS TO AVERAGE NET ASSETS
Ratio of expenses (%) (c) ..............................       0.05          0.05         0.05          0.04          0.10
----------------------------------------------------------------------------------------------------------------------------
Ratio of net investment income (%) .....................       2.81          2.42         2.28          2.10          2.20
----------------------------------------------------------------------------------------------------------------------------
Portfolio turnover (%) .................................      26.86         26.40        94.75         64.53         13.93
----------------------------------------------------------------------------------------------------------------------------
Net assets, end of year (000,000s) .....................    $ 3,497      $  1,607     $  1,149      $  1,272      $  1,211
============================================================================================================================



(a) Net investment income (loss) per unit has been calculated based upon an average of month-end units outstanding.

(b) Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of the year and assumes reinvestment of distributions, if any. The calculation includes only those expenses charged directly to the Lending Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(c) The calculation includes only those expenses charged directly to the Fund, and does not include expenses charged to the funds in which the Fund invests.


   The accompanying notes are an integral part of these financial statements.

                                    SAI-150

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX FUND


Financial Highlights
(For a Unit of Participation Outstanding Throughout the Year)



                                                                         YEAR ENDED DECEMBER 31,
                                                    -----------------------------------------------------------------
                                                       2003         2002          2001          2000          1999
---------------------------------------------------------------------------------------------------------------------
SELECTED PER UNIT DATA
Net asset value, beginning of year ..............    $  7.24      $   8.85     $  11.06      $  12.16      $  10.42
---------------------------------------------------------------------------------------------------------------------
Net investment income (loss) (a) ................       0.22          0.18         0.20          0.24          0.22
Net realized and unrealized gain (loss) .........       2.56        ( 1.79)      ( 2.41)       ( 1.34)         1.52
---------------------------------------------------------------------------------------------------------------------
Total from investment operations ................       2.78        ( 1.61)      ( 2.21)       ( 1.10)         1.74
---------------------------------------------------------------------------------------------------------------------
Net asset value, end of year ....................    $ 10.02      $   7.24     $   8.85      $  11.06      $  12.16
=====================================================================================================================
Total return (%) (b) ............................      38.47        (18.19)      (19.98)       ( 9.05)        16.75
=====================================================================================================================
RATIOS TO AVERAGE NET ASSETS
Ratio of expenses (%) (c) .......................       0.05          0.05         0.05          0.04          0.10
---------------------------------------------------------------------------------------------------------------------
Ratio of net investment income (%) ..............       2.72          2.31         2.15          2.04          2.14
---------------------------------------------------------------------------------------------------------------------
Portfolio turnover (%) ..........................      26.86         26.40        94.75         64.53         13.93
---------------------------------------------------------------------------------------------------------------------
Net assets, end of year (000,000s) ..............    $   352      $    258     $    323      $  1,509      $  1,724
=====================================================================================================================



(a) Net investment income (loss) per unit has been calculated based upon an average of month-end units outstanding.

(b) Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of the year. The calculation includes only those expenses charged directly to the Non-Lending Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(c) The calculation includes only those expenses charged directly to the Fund, and does not include expenses charged to the funds in which the Fund invests.


   The accompanying notes are an integral part of these financial statements.

                                    SAI-151

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003





-------------------------------------------------------------------------------------------------------------
                                                                              SHARES
                                                                     (UNLESS OTHERWISE NOTED)        VALUE
-------------------------------------------------------------------------------------------------------------
COMMON STOCK -- 93.2%
AUSTRIA -- 0.2%
Bank Austria Creditanstalt AG ...................................              20,417             $ 1,042,996
Boehler-Uddeholm ................................................               3,252                 219,616
Erste Bank der Oesterreichischen Sparkassen AG ..................              16,513               2,040,586
Flughafen Wien AG ...............................................               5,888                 276,278
IMMOFINANZ Immobilien Anlagen AG ................................             122,681                 974,886
Mayr-Melnhof Karton AG ..........................................               2,792                 335,617
OMV AG ..........................................................               7,987               1,189,586
RHI AG ..........................................................              10,316                 196,483
Telekom Austria AG ..............................................             117,779               1,455,894
VA Technologie ..................................................               7,459                 240,949
Verbund - Oesterreichische Elektrizitaetswirtschafts AG .........               3,030                 353,907
Voestalpine AG ..................................................               7,430                 302,710
Wienerberger AG .................................................              20,838                 556,696
                                                                                                  -----------
                                                                                                    9,186,204
                                                                                                  -----------
BELGIUM -- 1.5%
AGFA-Gevaert NV .................................................              82,869               2,362,307
Barco NV ........................................................               7,252                 635,738
Bekaert SA ......................................................              13,149                 837,568
Cofinimmo .......................................................               3,569                 496,094
Colruyt SA ......................................................              12,091               1,165,176
Compagnie Maritime Belge SA .....................................               2,412                 194,712
D'ieteren NV ....................................................               1,944                 398,706
Delhaize Group ..................................................              46,700               2,402,149
Dexia ...........................................................             465,355               8,018,089
Electrabel ......................................................              21,862               6,871,851
Fortis ..........................................................             752,726              15,134,255
Fortis - VVPR Strip .............................................              46,620                     588
Groupe Bruxelles Lambert SA .....................................              53,207               2,997,923
Interbrew .......................................................             109,775               2,929,914
KBC Bancassurance Holding .......................................              68,336               3,190,963
Mobistar SA .....................................................              15,684                 880,345
Omega Pharma SA .................................................               7,904                 251,237
Solvay SA .......................................................              45,651               3,958,757
Suez SA VVPR STRIP ..............................................             185,560                   2,341
Total SA VVPR STRIP .............................................              33,930                     428
UCB SA ..........................................................              62,861               2,369,971
Umicore .........................................................              10,560                 741,250
                                                                                                  -----------
                                                                                                   55,840,362
                                                                                                  -----------
CANADA -- 0.0%
Alcan Inc .......................................................                 598                  28,029
                                                                                                  -----------
DENMARK -- 1.1%
AP Moller - Maersk A/S ..........................................                 798               5,758,756
Bang & Olufsen A/S ..............................................               7,955                 332,854
Carlsberg A/S ...................................................              17,677                 814,505

   The accompanying notes are an integral part of these financial statements.


                                     SAI-152

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003


--------------------------------------------------------------------------------
                                                 SHARES
                                        (UNLESS OTHERWISE NOTED)        VALUE
--------------------------------------------------------------------------------
Coloplast A/S ......................                3,030            $   259,209
Danisco A/S ........................               37,481              1,666,697
Danske Bank A/S ....................              363,841              8,536,456
DSV DE Sammenslut Vogn A/S .........                4,437                196,176
FLS Industries A/S .................               26,327                303,268
GN Store Nord ......................               91,992                596,850
Group 4 Falck A/S ..................               49,530              1,015,243
H Lundbeck A/S .....................               38,616                641,076
ISS A/S ............................               26,085              1,285,879
Kobenhavns Lufthavne ...............                1,449                169,860
NEG Micon A/S ......................                4,242                 68,986
NKT Holding A/S ....................               20,084                364,891
Novo-Nordisk A/S ...................              209,328              8,528,224
Novozymes A/S ......................               45,318              1,654,376
Ostasiatiske Kompagni ..............               13,769                601,781
TDC A/S ............................              117,243              4,230,412
Topdanmark A/S .....................               23,254              1,244,804
Vestas Wind Systems A/S ............               70,839              1,152,020
William Demant Holding .............               39,848              1,346,684
                                                                     -----------
                                                                      40,769,007
                                                                     -----------
FINLAND -- 2.3%
Amer Group .........................               15,793                684,270
Elisa Oyj ..........................              100,622              1,345,348
Fortum Oyj .........................              246,780              2,546,238
KCI Konecranes Oyj .................                9,430                328,289
Kesko OYJ ..........................               40,998                717,774
Kone OYJ ...........................               25,561              1,466,983
Metso Oyj ..........................               70,449                860,173
Nokia OYJ ..........................            3,496,905             60,472,385
Nokian Renkaat OYJ .................                6,180                466,929
Orion-Yhtymae OY ...................               25,563                548,791
Outokumpu OYJ ......................               59,541                808,849
Pohjola Group PLC ..................               12,233                327,118
Rautaruukki OYJ ....................               57,526                423,753
Sampo Oyj ..........................              201,500              2,084,130
Stora Enso OYJ .....................              446,856              6,019,697
Tietoenator Oyj ....................               60,427              1,653,966
UPM-Kymmene Oyj ....................              381,724              7,280,095
Uponor Oyj .........................               20,579                648,933
Wartsila Oyj Series B ..............               26,010                498,677
                                                                     -----------
                                                                      89,182,398
                                                                     -----------
FRANCE -- 12.9%
Accor ..............................              128,549              5,821,018
Air France .........................               53,662                822,392
Air Liquide ........................               67,784             11,969,914



   The accompanying notes are an integral part of these financial statements.

                                     SAI-153

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003


-----------------------------------------------------------------------------------------------------
                                                                      SHARES
                                                             (UNLESS OTHERWISE NOTED)         VALUE
-----------------------------------------------------------------------------------------------------
Alcatel SA ..............................................             827,882             $10,661,787
Alstom ..................................................             344,083                 542,512
Alstom -- Wts. Exp. 01/09/2004 ..........................             170,811                   6,464
Arcelor .................................................             235,360               4,102,764
Atos Origin .............................................              15,737               1,006,389
Autoroutes du Sud de la France ..........................              45,044               1,511,313
Aventis SA ..............................................             460,841              30,459,180
AXA .....................................................             957,072              20,486,240
BNP Paribas .............................................             551,217              34,708,272
Bouygues ................................................             136,270               4,764,631
Business Objects SA .....................................              45,296               1,579,759
Cap Gemini SA ...........................................              76,038               3,377,011
Carrefour SA ............................................             388,578              21,330,592
Casino Guichard Perrachon SA ............................              25,980               2,526,558
Cie de Saint-Gobain .....................................             212,266              10,391,061
Cie Generale D'Optique Essilor International SA .........              65,978               3,412,077
CNP Assurances ..........................................              23,096               1,202,575
Credit Agricole SA ......................................             245,485               5,861,535
Dassault Systemes SA ....................................              37,336               1,702,911
Euronext NV .............................................              59,604               1,508,894
European Aeronautic Defense and Space Co ................             192,883               4,586,075
France Telecom ..........................................             733,215              20,956,901
GECINA ..................................................               9,683               1,424,112
Groupe Danone ...........................................              83,448              13,620,279
Hermes International ....................................               6,093               1,178,942
Imerys SA ...............................................               5,139               1,081,859
Klepierre ...............................................              14,919                 897,623
L'Oreal SA ..............................................             229,282              18,798,324
Lafarge SA ..............................................             113,404              10,098,779
Lagardere S.C.A. ........................................              85,206               4,919,114
LVMH Moet Hennessy Louis Vuitton SA .....................             166,208              12,096,606
Michelin (C.G.D.E.) .....................................              92,562               4,247,479
Pernod-Ricard ...........................................              35,925               3,994,431
Peugeot SA ..............................................             123,153               6,275,700
Pinault-Printemps-Redoute ...............................              45,738               4,422,065
Publicis Groupe .........................................              63,673               2,064,069
Renault SA ..............................................             116,043               8,006,489
Sagem SA ................................................              13,945               1,494,231
Sanofi-Synthelabo SA ....................................             248,449              18,708,863
Schneider Electric SA ...................................             140,683               9,209,685
Societe BIC SA ..........................................              22,246               1,028,119
Societe Generale ........................................             222,644              19,658,250
Societe Television Francaise 1 ..........................              80,334               2,804,796
Sodexho Alliance SA .....................................              62,533               1,885,926
STMicroelectronics NV ...................................             397,409              10,777,350
Suez SA .................................................             545,137              10,953,609

   The accompanying notes are an integral part of these financial statements.

                                     SAI-154

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003



------------------------------------------------------------------------------------------
                                                         SHARES
                                                (UNLESS OTHERWISE NOTED)         VALUE
------------------------------------------------------------------------------------------
Technip SA .................................               12,209            $  1,321,305
Thales SA ..................................               50,688               1,703,877
Thomson ....................................              162,171               3,450,834
Total SA ...................................              436,252              81,109,313
Unibail ....................................               27,906               2,617,064
Valeo SA ...................................               48,447               1,940,200
Veolia Environnement .......................              165,125               4,436,375
Vinci SA ...................................               45,447               3,763,360
Vivendi Universal SA .......................              617,849              15,017,577
Wanadoo ....................................              244,998               2,008,684
Zodiac SA ..................................               25,878                 759,235
                                                                             ------------
                                                                              493,073,349
                                                                             ------------
GERMANY -- 8.9%
Adidas-Salomon AG ..........................               30,020               3,419,277
Allianz AG .................................              190,263              24,018,034
Altana AG ..................................               46,452               2,791,921
BASF AG ....................................              358,253              20,144,928
Bayer AG ...................................              434,630              12,729,687
Bayerische Hypo-und Vereinsbank AG .........              241,501               5,586,684
Beiersdorf AG ..............................               16,522               2,004,811
Celesio AG .................................               19,650                 953,004
Commerzbank AG .............................              315,000               6,178,410
Continental AG .............................               80,074               3,037,112
DaimlerChrysler AG .........................              569,289              26,568,701
Deutsche Bank AG ...........................              346,237              28,692,914
Deutsche Boerse AG .........................               70,260               3,841,785
Deutsche Lufthansa AG ......................              126,114               2,107,730
Deutsche Post AG ...........................              257,562               5,311,722
Deutsche Telekom AG ........................            1,665,374              30,480,003
Douglas Holding AG .........................               22,856                 635,401
E.ON AG ....................................              411,835              26,877,291
Epcos AG ...................................               32,392                 731,352
Fresenius Medical Care AG ..................               23,165               1,647,962
HeidelbergCement AG ........................               29,316               1,239,125
Hypo Real Estate Holding ...................               86,250               2,152,984
Infineon Technologies AG ...................              309,802               4,306,274
KarstadtQuelle AG ..........................               27,871                 689,040
Linde AG ...................................               55,162               2,971,007
MAN AG .....................................               69,850               2,118,933
Merck KGaA .................................               32,191               1,341,155
Metro AG ...................................               96,418               4,250,511
MLP AG .....................................               40,382                 789,506
Muenchener Rueckversicherungs AG ...........               98,745              11,971,944
Puma AG Rudolf Dassler Sport ...............               10,500               1,854,185
Qiagen NV ..................................               86,620               1,063,082
RWE AG .....................................              276,918              10,957,249



   The accompanying notes are an integral part of these financial statements.

                                     SAI-155

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003


--------------------------------------------------------------------------------------------------
                                                                  SHARES
                                                         (UNLESS OTHERWISE NOTED)         VALUE
--------------------------------------------------------------------------------------------------
SAP AG ..............................................             135,357             $ 22,733,050
Schering AG .........................................             110,399                5,590,961
Siemens AG ..........................................             529,836               42,437,618
Suedzucker AG .......................................              34,700                  660,910
ThyssenKrupp AG .....................................             204,139                4,034,882
TUI AG ..............................................              82,378                1,717,592
Volkswagen AG .......................................             148,205                8,253,333
                                                                                      ------------
                                                                                       338,892,070
                                                                                      ------------
GREECE -- 0.5%
Alpha Bank A.E. .....................................             104,693                3,164,028
Aluminum of Greece S.A.I.C. .........................               6,716                  136,387
Coca Cola Hellenic Bottling Co SA ...................              50,224                1,047,810
Commercial Bank Of Greece ...........................              39,525                  991,115
EFG Eurobank Ergasias SA ............................             110,870                2,148,034
Folli - Follie SA ...................................              11,585                  336,093
Hellenic Duty Free Shops SA .........................              18,508                  363,249
Hellenic Petroleum SA ...............................              73,060                  641,394
Hellenic Technodomiki Tev SA ........................              39,911                  251,709
Hellenic Telecommunications Organization SA .........             178,222                2,360,404
Intracom SA .........................................              59,900                  406,485
National Bank of Greece SA ..........................             122,392                3,195,650
OPAP SA .............................................              64,628                  935,833
Piraeus Bank SA .....................................              93,187                1,121,346
Public Power Corp ...................................              49,651                1,227,495
Technical Olympic SA ................................              58,549                  313,127
Titan Cement Co SA ..................................              20,231                  829,347
Viohalco ............................................              75,876                  493,844
Vodafone-Panafon SA .................................             115,200                  898,001
                                                                                      ------------
                                                                                        20,861,351
                                                                                      ------------
IRELAND -- 1.1%
Allied Irish Banks ..................................             639,211               10,239,618
Bk of Ireland .......................................             745,213               10,170,528
CRH .................................................             415,562                8,533,477
DCC .................................................              61,846                  844,063
Elan Corp ...........................................             250,493                1,725,139
FYFFES ..............................................             229,973                  478,626
Grafton Group .......................................             140,933                  972,380
Greencore Group .....................................             122,495                  548,507
Independent News + M ................................             413,128                  979,667
Irish Life + Perm ...................................             203,550                3,286,373
Kerry Group .........................................             101,021                1,898,601
Ryanair Hldgs .......................................             135,782                1,128,661
Ryanair Holdings PLC ADR ............................               2,900                  146,856
Waterford Wedgewood .................................             506,025                  140,420
Waterford Wedgwood UTS ..............................             138,006                   40,037
                                                                                      ------------
                                                                                        41,132,953
                                                                                      ------------

   The accompanying notes are an integral part of these financial statements.

                                     SAI-156

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003



----------------------------------------------------------------------------------------------
                                                             SHARES
                                                    (UNLESS OTHERWISE NOTED)         VALUE
----------------------------------------------------------------------------------------------
ITALY -- 4.4%
Alleanza Assicurazioni SpA .....................              272,329            $  2,981,600
Arnoldo Mondadori Editore SpA ..................               72,943                 654,168
Assicurazioni Generali SpA .....................              559,290              14,814,676
Autogrill SpA ..................................               67,433                 964,542
Autostrade SpA .................................              114,443               2,007,947
Banca Fideuram SpA .............................              165,495                 983,199
Banca Intesa SpA ...............................            2,074,895               8,113,227
Banca Intesa SpA Di Risp .......................              535,612               1,533,600
Banca Monte dei Paschi di Siena SpA ............              644,919               2,037,740
Banca Nazionale del Lavoro SpA .................              896,605               2,143,118
Banca Popolare di Milano SCRL ..................              226,142               1,480,418
Banche Popolari Unite Scrl .....................              185,767               3,364,797
Banco Popolare di Verona e Novara Scrl .........              216,474               3,664,326
Benetton Group SpA .............................               33,385                 383,624
Bulgari SpA ....................................               74,988                 695,208
Capitalia SpA ..................................              710,350               2,078,721
Enel SpA .......................................            1,417,581               9,637,679
ENI-Ente Nazionale Idrocarburi SpA .............            1,519,989              28,681,896
Fiat SpA .......................................              244,678               1,876,438
Fiat SpA Di Risp ...............................               13,793                  69,765
FinecoGroup SpA ................................              888,382                 626,394
Finmeccanica SpA ...............................            3,454,672               2,706,040
Gruppo Editoriale L'Espresso SpA ...............              104,112                 648,729
Italcementi SpA ................................               44,954                 560,790
Luxottica Group SpA ............................               79,839               1,379,658
Mediaset SpA ...................................              345,368               4,103,636
Mediobanca SpA .................................              273,288               2,964,523
Mediolanum SpA .................................              148,874               1,173,639
Pirelli & C SpA ................................            1,046,159               1,064,896
Riunione Adriatica di Sicurta SpA ..............              176,647               3,007,986
Sanpaolo IMI SpA ...............................              592,836               7,731,983
Seat Pagine Gialle SpA .........................            1,900,704               1,810,078
Snam Rete Gas SpA ..............................              515,014               2,182,700
Snia Spa .......................................              174,073                 432,547
Telecom Italia Media SpA .......................              692,667                 344,236
Telecom Italia SpA .............................            5,410,611              16,037,992
Telecom Italia SpA Di Risp .....................            3,388,352               6,902,348
TIM SpA ........................................            2,218,283              12,059,520
Tiscali SpA ....................................              102,060                 713,183
UniCredito Italiano SpA ........................            2,206,067              11,909,630
                                                                                 ------------
                                                                                  166,527,197
                                                                                 ------------
NETHERLANDS -- 5.7%
ABN AMRO Holding NV ............................            1,147,362              26,846,037
Aegon NV .......................................            1,010,570              14,952,032
Akzo Nobel NV ..................................              203,399               7,850,658



   The accompanying notes are an integral part of these financial statements.

                                     SAI-157

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003



----------------------------------------------------------------------------------------------------------------------
                                                                                     SHARES
                                                                            (UNLESS OTHERWISE NOTED)         VALUE
----------------------------------------------------------------------------------------------------------------------
ASML Holding NV ........................................................              342,773            $  6,796,651
Corio NV ...............................................................               32,344               1,252,472
DSM NV .................................................................               60,504               2,978,643
Hagemeyer NV ...........................................................               76,838                 173,486
Heineken NV ............................................................              146,683               5,585,714
IHC Caland NV ..........................................................               23,064               1,250,947
Koninklijke Ahold NV ...................................................              812,983               6,193,758
Koninklijke Philips Electronics NV .....................................              984,189              28,738,580
OCE NV .................................................................               54,309                 832,308
Reed Elsevier NV .......................................................              469,939               5,838,665
Rodamco Europe NV ......................................................               33,607               1,957,156
Royal Dutch Petroleum Co ...............................................            1,557,894              82,139,111
Royal KPN NV ...........................................................            1,583,808              12,226,151
TPG NV .................................................................              251,598               5,893,250
VNU NV .................................................................              168,263               5,316,578
Wereldhave NV ..........................................................               14,799               1,107,870
                                                                                                         ------------
                                                                                                          217,930,067
                                                                                                         ------------
NORWAY -- 0.6%
Aker Kvaerner ASA ......................................................               11,774                 201,313
DNB NOR ASA ............................................................              398,884               2,662,105
Frontline Ltd ..........................................................               46,164               1,196,983
Norsk Hydro ASA ........................................................               96,791               5,972,328
Norske Skogindustrier ASA ..............................................               63,106               1,204,675
Orkla ASA ..............................................................              145,330               3,254,896
Schibsted ASA ..........................................................               40,967                 705,075
Smedvig A ..............................................................               32,111                 243,748
Statoil ASA ............................................................              304,876               3,425,547
Storebrand .............................................................              194,923               1,268,664
Tandberg ASA ...........................................................               78,209                 576,034
Telenor ASA ............................................................              324,840               2,123,999
Tomra Systems ASA ......................................................              112,282                 676,784
                                                                                                         ------------
                                                                                                           23,512,151
                                                                                                         ------------
PORTUGAL -- 0.5%
Banco BPI SA ...........................................................              339,315               1,249,746
Banco Comercial Portugues SA ...........................................            1,510,140               3,371,524
Banco Espirito Santo SA ................................................               79,540               1,304,262
Brisa-Auto Estradas de Portugal SA .....................................              203,475               1,360,263
Cimpor Cimentos de Portugal SA .........................................              137,795                 712,612
Electricidade de Portugal SA ...........................................            1,268,414               3,343,822
Jeronimo Martins .......................................................               54,414                 717,923
Portugal Telecom SGPS SA ...............................................              685,105               6,895,978
PT Multimedia Servicos de Telecomunicacoes e Multimedia SGPSSA .........               10,753                 208,875
Sonae SGPS SA ..........................................................              823,894                 685,885
                                                                                                         ------------
                                                                                                           19,850,890
                                                                                                         ------------


   The accompanying notes are an integral part of these financial statements.

                                     SAI-158

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003



--------------------------------------------------------------------------------------------------------
                                                                       SHARES
                                                              (UNLESS OTHERWISE NOTED)         VALUE
--------------------------------------------------------------------------------------------------------
SPAIN -- 4.3%
Abertis Infraestructuras SA ..............................              132,391            $  2,002,228
Acciona SA ...............................................               17,341               1,055,376
Acerinox SA ..............................................               26,754               1,261,432
ACS Actividades Cons y Serv ..............................               60,924               2,973,960
Altadis SA ...............................................              174,554               4,953,910
Amadeus Global Travel Distribution .......................              142,766                 927,402
Antena 3 Television SA ...................................               10,018                 441,509
Banco Bilbao Vizcaya Argentaria SA .......................            1,836,633              25,367,187
Banco Popular Espanol SA .................................               96,289               5,744,783
Banco Santander Central Hispano SA .......................            2,596,136              30,748,847
Corp Mapfre SA ...........................................               63,251                 895,948
Endesa SA ................................................              537,193              10,333,228
Fomento de Construcciones Y Contratas SA .................               30,265               1,116,230
Gas Natural SDG SA .......................................              119,751               2,801,940
Grupo Ferrovial SA .......................................               38,386               1,345,058
Iberdrola SA .............................................              463,575               9,162,728
Iberia Lineas Aereas de Espana ...........................              263,237                 757,038
Inditex SA ...............................................              125,220               2,542,936
Indra Sistemas SA ........................................               76,669                 983,505
NH Hoteles SA ............................................               50,617                 581,635
Promotora de Informaciones SA (PRISA) ....................               46,329                 672,027
Repsol YPF SA ............................................              553,912              10,801,550
Sacyr Vallehermoso SA ....................................               60,782                 920,009
Sociedad General de Aguas de Barcelona SA ................               46,556                 694,698
Sociedad General de Aguas de Barcelona SA-Rights .........                  453                   6,651
Telefonica Publicidad e Informacion SA ...................              100,242                 550,015
Telefonica SA ............................................            2,848,114              41,816,354
Union Fenosa SA ..........................................              117,711               2,210,790
Zeltia SA ................................................               84,005                 593,375
                                                                                           ------------
                                                                                            164,262,349
                                                                                           ------------
SWEDEN -- 3.2%
Alfa Laval AB ............................................               45,991                 699,903
Assa Abloy AB ............................................              214,819               2,552,642
Atlas Copco AB Series A ..................................               81,510               2,917,019
Atlas Copco AB Series B ..................................               50,865               1,657,727
Axfood AB ................................................               17,025                 393,960
Billerud AB ..............................................               40,956                 617,587
Castellum AB .............................................               28,048                 662,677
Drott AB .................................................               58,033               1,100,928
Electrolux AB ............................................              217,278               4,771,160
Eniro AB .................................................              122,156               1,171,426
Gambro AB Series A .......................................              128,096               1,059,263
Gambro AB Series B .......................................               64,410                 532,625
Getinge AB ...............................................              118,656               1,137,863
Hennes & Mauritz AB ......................................              345,634               8,214,170



   The accompanying notes are an integral part of these financial statements.


                                     SAI-159

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003



----------------------------------------------------------------------------------------
                                                       SHARES
                                              (UNLESS OTHERWISE NOTED)         VALUE
----------------------------------------------------------------------------------------
Hoganas AB ...............................               18,642            $    398,992
Holmen AB ................................               35,588               1,263,705
Modern Times Group AB ....................               34,919                 735,234
Nobel Biocare Holding AG .................               14,805               1,444,430
Nordea AB ................................            1,705,195              12,797,316
OMHEX AB .................................               38,582                 479,909
Sandvik AB ...............................              160,171               5,520,605
Sapa AB ..................................                  140                   3,434
SAS AB ...................................               50,813                 480,214
Securitas AB .............................              215,519               2,905,416
Skandia Forsakrings AB ...................              596,960               2,173,690
Skandinaviska Enskilda Banken AB .........              343,566               5,061,359
Skanska AB ...............................              279,095               2,463,071
SKF AB Series A ..........................               11,846                 459,332
SKF AB Series B ..........................               62,237               2,404,609
Ssab Svenskt Stal AB Series A ............               40,912                 730,643
Ssab Svenskt Stal AB Series B ............               17,802                 305,553
Svenska Cellulosa AB .....................              139,304               5,691,962
Svenska Handelsbanken Series A ...........              402,246               8,217,887
Svenska Handelsbanken Series B ...........               31,155                 617,012
Swedish Match AB .........................              243,189               2,484,176
Tele2 AB .................................               68,688               3,665,753
Telefonaktiebolaget LM Ericsson ..........           10,702,946              19,188,638
TeliaSonera AB ...........................            1,191,551               6,226,609
Trelleborg AB ............................               56,191                 913,700
Volvo AB Series A ........................               70,743               2,074,517
Volvo AB Series B ........................              165,443               5,058,505
WM-data AB ...............................              174,693                 376,321
                                                                           ------------
                                                                            121,631,542
                                                                           ------------
SWITZERLAND -- 10.3%
ABB LTD ..................................            1,250,133               6,337,848
Adecco SA ................................               94,043               6,045,214
CIBA Specialty CHE .......................               48,758               3,772,905
Clariant .................................               99,561               1,469,164
Credit Suisse Grp ........................              857,854              31,387,017
Geberit AG ...............................                2,550               1,253,608
Gibaudan AG ..............................                5,130               2,662,996
HOLCIM ...................................              108,780               5,066,285
KUDELSKI SA ..............................               22,824                 753,879
Kuoni Reisen Holding .....................                2,078                 695,607
Logitech International SA ................               31,081               1,344,519
LONZA GROUP AG ...........................               30,916               1,777,342
Nestle SA ................................              290,918              72,685,395
Novartis AG ..............................            1,716,766              77,943,328
Richemont (CIE FIN) ......................              376,337               9,037,565
Roche Holding AG .........................               22,780               3,158,900



   The accompanying notes are an integral part of these financial statements.


                                     SAI-160

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003



---------------------------------------------------------------------------------------------
                                                            SHARES
                                                   (UNLESS OTHERWISE NOTED)         VALUE
---------------------------------------------------------------------------------------------
Roche Holdings AG Genusscheine NPV ............              506,514            $ 51,091,669
Schindler Holding AG ..........................                3,824                 933,776
Serono SA .....................................                4,945               3,526,574
SGS SA ........................................                3,102               1,946,353
SULZER AG .....................................                2,355                 634,093
Swatch Group Reg D ............................               37,873                 903,379
Swatch Group BR ...............................               24,125               2,896,756
Swiss Reinsurance .............................              232,188              15,676,327
Swisscom AG ...................................               19,092               6,298,392
Syngenta AG ...................................               77,096               5,192,720
Synthes-Stratec Inc ...........................                3,163               3,130,392
UBS AG ........................................              850,938              58,277,298
Unaxis Holding AG .............................                6,794                 962,724
Valora Holding AG .............................                2,804                 698,308
Zurich Fin SVS Grp ............................              103,822              14,942,645
                                                                                ------------
                                                                                 392,502,978
                                                                                ------------
UNITED KINGDOM -- 35.7%
3i Group Plc ..................................              436,737               4,827,771
Aegis Group Plc ...............................              766,642               1,355,250
Aggreko Plc ...................................              177,490                 490,899
Alliance Unichem Plc ..........................              178,301               1,656,574
Amec Plc ......................................              210,845                 981,356
Amersham PLC ..................................              493,385               6,761,155
Amvescap Plc ..................................              483,952               3,515,204
ARM Holdings Plc ..............................              709,384               1,631,828
Associated British Ports Holdings Plc .........              227,735               1,830,484
AstraZeneca Plc ...............................            1,214,143              58,249,791
Aviva Plc .....................................            1,607,128              14,104,504
BAA Plc .......................................              752,292               6,683,081
BAE Systems Plc ...............................            2,151,817               6,481,121
Balfour Beatty Plc ............................              288,367               1,127,942
Barclays PLC ..................................            4,659,483              41,559,927
Barratt Developments plc ......................              165,104               1,604,897
BBA Group Plc .................................              324,737               1,450,414
Berkeley Group Plc ............................               85,523               1,347,272
BG Group Plc ..................................            2,513,847              12,904,227
BHP Billiton PLC ..............................            1,757,158              15,350,424
BOC Group Plc .................................              355,397               5,430,090
Boots Group PLC ...............................              564,974               6,988,698
BP PLC ........................................           15,710,516             127,402,629
BPB Plc .......................................              358,149               2,224,759
Brambles Industries PLC .......................              502,298               1,829,850
British Airways ...............................              375,476               1,562,769
British American Tobacco Plc ..................            1,125,693              15,516,738
British Land Co Plc ...........................              349,807               3,657,052
British Sky Broadcasting PLC ..................              896,853              11,286,683



   The accompanying notes are an integral part of these financial statements.

                                     SAI-161

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003



-----------------------------------------------------------------------------------------
                                                        SHARES
                                               (UNLESS OTHERWISE NOTED)         VALUE
-----------------------------------------------------------------------------------------
BT Group PLC ..............................            6,170,250            $ 20,793,495
Bunzl Plc .................................              308,938               2,360,123
Cable & Wireless PLC ......................            1,704,967               4,074,619
Cadbury Schweppes Plc .....................            1,468,379              10,783,916
Canary Wharf Group Plc ....................              323,965               1,552,806
Capita Group Plc ..........................              486,845               2,117,809
Carlton Communications Plc ................              443,855               1,827,506
Carnival PLC ..............................              119,033               4,796,590
Cattles Plc ...............................              225,543               1,349,555
Celltech Group Plc ........................              191,277               1,294,328
Centrica Plc ..............................            3,031,385              11,450,206
Close Brothers Group Plc ..................               99,798               1,311,317
Cobham PLC ................................               80,998               1,692,135
Compass Group PLC .........................            1,557,127              10,592,473
Daily Mail & General Trust ................              219,166               2,585,523
Davis Service Group PLC ...................              135,316                 903,541
De La Rue Plc .............................              126,723                 628,951
Diageo PLC ................................            2,204,395              29,004,574
Dixons Group Plc ..........................            1,366,634               3,400,609
Electrocomponents Plc .....................              318,101               1,850,709
Emap Plc ..................................              184,532               2,831,016
EMI GROUP .................................              547,059               1,554,668
Enterprise Inns Plc .......................              124,172               2,253,987
Exel plc ..................................              214,727               2,838,748
Firstgroup Plc ............................              287,312               1,406,698
FKI Plc ...................................              399,944                 766,077
Friends Provident PLC .....................            1,178,972               2,785,911
GKN Plc ...................................              526,709               2,517,513
GlaxoSmithKline plc .......................            4,237,356              97,094,507
Granada Plc ...............................            1,979,875               4,324,016
Great Portland Estates Plc ................              114,207                 479,430
GUS PLC ...................................              720,790               9,980,650
Hammerson Plc .............................              185,238               2,147,136
Hanson Plc ................................              527,446               3,873,614
Hays Plc ..................................            1,187,959               2,551,952
HBOS PLC ..................................            2,730,164              35,360,387
Hilton Group Plc ..........................            1,129,720               4,545,276
HSBC Holdings Plc .........................            7,726,930             121,448,242
IMI Plc ...................................              244,453               1,475,832
Imperial Chemical Industries plc ..........              854,268               3,043,245
Imperial Tobacco Group Plc ................              519,597              10,231,730
Intercontinental Hotels Group Plc .........              517,135               4,897,217
International Power Plc ...................              814,056               1,799,745
Invensys Plc ..............................            2,429,194                 793,624
J Sainsbury Plc ...........................            1,022,894               5,726,875
Johnson Matthey Plc .......................              157,538               2,766,585



The accompanying notes are an integral part of these financial statements.

                                     SAI-162

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003


------------------------------------------------------------------------------------------------------
                                                                      SHARES
                                                             (UNLESS OTHERWISE NOTED)        VALUE
------------------------------------------------------------------------------------------------------
Kelda Group Plc .........................................              263,797            $ 2,214,789
Kesa Electricals PLC ....................................              382,166              1,759,937
Kidde Plc ...............................................              571,598              1,089,758
Kingfisher PLC ..........................................            1,651,823              8,235,281
Land Securities Group PLC ...............................              327,629              5,818,134
Legal & General Group PLC ...............................            4,636,730              8,321,199
Liberty International Plc ...............................              173,559              2,120,506
Lloyds TSB Group Plc ....................................            3,976,045             31,887,395
LogicaCMG PLC ...........................................              525,047              2,408,529
Man Group Plc ...........................................              196,341              5,135,124
Marks & Spencer Group PLC ...............................            1,616,117              8,361,042
MFI Furniture Plc .......................................              448,044              1,211,120
Misys Plc ...............................................              390,147              1,478,909
Mitchells & Butlers PLC .................................              379,062              1,526,801
National Grid Transco PLC ...............................            2,191,025             15,698,871
Next Plc ................................................              194,036              3,900,783
Novar Plc ...............................................              290,836                718,484
Pearson Plc .............................................              563,740              6,277,099
Peninsular and Oriental Steam Navigation Co/The .........              531,041              2,186,481
Persimmon Plc ...........................................              195,898              1,883,190
Pilkington Plc ..........................................              727,007              1,246,141
Provident Financial Plc .................................              185,833              2,164,013
Prudential PLC ..........................................            1,429,489             12,084,885
Rank Group Plc ..........................................              399,695              1,998,074
Reckitt Benckiser PLC ...................................              428,361              9,692,744
Reed Elsevier PLC .......................................              904,702              7,567,364
Rentokil Initial Plc ....................................            1,312,235              4,463,288
Reuters Group Plc .......................................            1,024,304              4,309,099
Rexam Plc ...............................................              434,297              3,325,574
Rio Tinto Plc ...........................................              758,520             20,951,866
RMC Group Plc ...........................................              184,025              2,297,792
Rolls-Royce Group PLC ...................................            1,059,348              3,361,357
Royal & Sun Alliance Insurance Group ....................            1,982,178              3,131,462
Royal Bank of Scotland Group Plc ........................            1,986,872             58,544,953
SABMiller PLC ...........................................              562,175              5,826,930
Safeway Plc .............................................              756,961              3,848,412
Sage Group Plc ..........................................              873,555              2,748,371
Schroders PLC ...........................................               86,264                975,970
Scottish & Newcastle Plc ................................              573,418              3,882,755
Scottish & Southern Energy Plc ..........................              603,710              7,273,328
Scottish Power Plc ......................................            1,323,036              8,816,498
Securicor PLC ...........................................              375,030                639,471
Serco Group Plc .........................................              301,887                929,528
Severn Trent PLC ........................................              246,575              3,306,135
Shell Transport & Trading Co PLC ........................            6,874,178             51,130,677
Signet Group PLC ........................................            1,235,154              2,277,446



   The accompanying notes are an integral part of these financial statements.

                                     SAI-163

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003



---------------------------------------------------------------------------------------
                                                   SHARES
                                          (UNLESS OTHERWISE NOTED)          VALUE
---------------------------------------------------------------------------------------
Slough Estates Plc ...................              304,211            $    2,392,084
Smith & Nephew PLC ...................              653,661                 5,490,939
Smiths Group PLC .....................              399,348                 4,725,445
SSL International Plc ................              133,168                   786,690
Stagecoach Group PLC .................              742,146                 1,042,915
Tate & Lyle Plc ......................              284,505                 1,586,491
Taylor Woodrow Plc ...................              398,403                 1,904,248
Tesco Plc ............................            5,204,560                24,014,438
TI Automotive Ltd1 ...................              195,737                         0
Tomkins Plc ..........................              555,059                 2,657,986
Unilever PLC .........................            1,968,601                18,351,718
United Business Media PLC ............              235,616                 2,066,763
United Utilities PLC .................              398,758                 3,537,063
United Utilities PLC A SHS ...........              208,653                 1,137,370
Vodafone Group PLC ...................           48,464,767               120,161,583
Whitbread PLC ........................              213,289                 2,745,283
William Hill PLC .....................              303,880                 2,322,842
Wimpey George Plc ....................              278,422                 1,860,343
Wolseley Plc .........................              408,700                 5,779,915
WPP Group Plc ........................              841,077                 8,258,518
Yell Group PLC .......................              321,800                 1,757,016
                                                                       --------------
                                                                        1,355,286,070
                                                                       --------------
TOTAL COMMON STOCK ...................                                  3,550,468,967
                                                                       --------------
PREFERRED STOCK -- 2.1%
FRANCE -- 0.0%
Casino Guichard Perrachon SA .........                  360                    28,948
                                                                       --------------
GERMANY -- 0.3%
Fresenius Medical Care AG ............               17,317                   872,620
Henkel KGaA ..........................               39,262                 3,070,435
Metro AG .............................                  192                    11,867
Porsche AG ...........................                5,207                 3,090,306
ProSieben SAT.1 Media AG .............               48,146                   804,659
RWE AG ...............................               26,212                   924,097
Volkswagen AG ........................               69,624                 2,524,833
Wella AG .............................                9,300                   824,072
                                                                       --------------
                                                                           12,122,889
                                                                       --------------
NETHERLANDS -- 1.8%
ING Groep NV .........................            1,310,493                30,563,806
Koninklijke Vendex KBB NV ............               68,722                   957,842
Numico NV ............................              112,006                 3,095,419
Unilever NV ..........................              427,442                27,955,146
Vedior NV ............................               68,026                 1,063,977
Wolters Kluwer NV ....................              203,099                 3,176,620
                                                                       --------------
                                                                           66,812,810
                                                                       --------------

   The accompanying notes are an integral part of these financial statements.

                                    SAI-164

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003



-----------------------------------------------------------------------------------------------------------
                                                                              UNITS             VALUE
-----------------------------------------------------------------------------------------------------------
TOTAL PREFERRED STOCK .................................................                    $   78,964,647
                                                                                           --------------
STATE STREET BANK AND TRUST COMPANY COLLECTIVE INVESTMENT FUNDS -- 4.7%
Short Term Investment Fund(2) .........................................   179,211,647         179,211,647
-----------------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS -- 100% (COST $3,419,077,505)........................                    $3,808,645,261
===========================================================================================================



1 Valued by management.
2 Collective investment fund advised by State Street Global Advisors.


At December 31, 2003, foreign currency balances totaling $16,028,891 were pledged to cover margin requirements for open futures contracts. The following futures contracts were open at December 31, 2003:



                               NUMBER OF                                             UNREALIZED
FUTURES                        CONTRACTS                                            GAIN/(LOSS)
CONTRACTS                    LONG/(SHORT)     NOTIONAL COST($)     MATURITY DATE         ($)
-------------------------   --------------   ------------------   ---------------   ------------
FTSE 100 Index ..........          674       52,800,321           March 2004         1,090,769
MIB 30 Index ............          232       40,071,468           March 2004          (819,110)
DAX Stock Index .........          251       30,798,287           March 2004           822,038
IBEX 35 Index ...........          323       30,485,255           January 2004         855,254
TOPIX Index .............        1,043       46,078,547           March 2004           814,280
                                                                                     ---------
                                                                                     2,763,231
                                                                                     =========



The following foreign currency contracts were open at December 31, 2003:



                                                                      UNREALIZED
                                                                      GAIN/(LOSS)
   SETTLEMENT DATE     CONTRACTS TO DELIVER     IN EXCHANGE FOR           ($)
--------------------   --------------------   --------------------   ------------
01/02/2004 .........   CAD       1,612,538    USD       1,241,732        (6,121)
01/02/2004 .........   USD      40,391,040    EUR      32,000,000       (27,821)
01/02/2004 .........   USD      37,426,884    GBP      20,900,000       (12,722)
01/05/2004 .........   USD      13,154,486    CHF      16,250,000       (15,210)
03/04/2004 .........   EUR      22,000,000    USD      26,963,200      (737,766)
03/04/2004 .........   GBP       5,000,000    USD       8,669,400      (237,305)
03/04/2004 .........   USD      71,250,060    EUR      60,690,000     5,166,833
03/04/2004 .........   USD      14,484,600    EUR      12,000,000       625,018
03/04/2004 .........   USD      50,726,840    EUR      41,000,000       897,688
03/04/2004 .........   USD       5,089,592    GBP       3,022,000       293,621
03/04/2004 .........   USD       5,213,100    GBP       3,000,000       130,923
03/04/2004 .........   USD      31,701,420    GBP      18,000,000       362,719
                                                                      ---------
                                                                      6,439,857
                                                                      ---------



CAD: Canadian Dollar
CHF: Swiss Franc
EUR: Euro
GBP: British Pound Sterling
USD: United States Dollar


   The accompanying notes are an integral part of these financial statements.

                                    SAI-165

--------------------------------------------------------------------------------

                       STATE STREET BANK AND TRUST COMPANY
                 DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
                          DAILY MSCI EUROPE INDEX FUND


                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003



State Street Bank and Trust Company ("State Street Bank") Daily EAFE Funds (collectively, the "Funds") are organized by State Street Bank under the State Street Bank and Trust Company Investment Funds for Tax Exempt Retirement Plans Declaration of Trust. The Funds are organized into separate regional funds, a country fund and umbrella funds that hold investments in separate country and regional funds (individually, a "Fund"). State Street Bank is Trustee, custodian, and recordkeeper of each Fund and has exclusive management and control of the Trust. State Street Global Advisors, a division of State Street Bank, is each Fund's investment manager.

The investment objective of each Fund is generally to match, as closely as possible, the total return of the relevant portion of the MSCI World Index (the "Index").

1. The following is a summary of significant accounting policies followed by each Fund in the preparation of its financial statements.

   The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which require the use of management estimates. Actual results could differ from those estimates. The policies described below are followed consistently in the preparation of the financial statements.


   A. SECURITY VALUATION

      Equity investments for which market quotations are readily available are valued at the last reported sale price on their principal exchange on valuation date, or official close price for certain markets. If no sales are reported for that day, investments are valued at the more recent of the last published sale price or the mean between the last reported bid and asked prices, or at fair value as determined in good faith by the Trustee. Short-term investments, if any, are stated at amortized cost, which approximates fair value. Investments in regulated investment companies or collective investment funds are valued at the net asset value per share/unit on the valuation date.


   B. SECURITY TRANSACTIONS AND INVESTMENT INCOME

      Security transactions are accounted for as of trade date. Realized gains and losses from investment transactions are determined using the average cost method. Dividend income, if any, is recorded net of applicable withholding taxes on the ex-dividend date or as soon thereafter as the Fund is informed of the dividend. Interest income earned on securities, if any, is recorded net of applicable withholding taxes on the accrual basis; interest earned on foreign currency accounts is recorded when the Trustee is first notified of the amount credited by the depository bank. Interest income includes accretion of discounts and amortization of premiums, if any. Distributions received from collective investment funds are recorded on the ex-dividend date and retain the character of income as earned by the underlying fund.


   C. FOREIGN CURRENCY AND FORWARD FOREIGN CURRENCY CONTRACTS

      The accounting records of the Fund are maintained in U.S. dollars. Foreign currency, investment securities, and other assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the prevailing rates of exchange at period end. Purchases and sales of securities, income and expenses are translated into U.S. dollars at the prevailing exchange rate on the respective dates of the transactions.

      Reported net realized gains and losses on foreign currency transactions represent net gains and losses from disposition of foreign currencies, currency gains and losses realized between the trade and settlement dates on securities transactions, and the difference between the amount of net investment income accrued and the U.S. dollar amount actually received. The effects of changes in foreign currency exchange rates on


                                    SAI-166

--------------------------------------------------------------------------------

                       STATE STREET BANK AND TRUST COMPANY
                 DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
                          DAILY MSCI EUROPE INDEX FUND


                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2003




      securities and derivative instruments are not segregated in the Statement of Operations from the effects of changes in market prices of those securities and derivative instruments, but are included with the net realized and unrealized gain or loss on securities and derivative instruments. Net unrealized foreign exchange gains and losses arising from changes in the value of other assets and liabilities as a result of changes in foreign exchange rates are included as increases and decreases in unrealized appreciation/ depreciation on foreign currency related transactions.

      The Fund may use forward foreign currency contracts to facilitate transactions in foreign securities, to gain exposure to foreign currency or as a hedge against the foreign currency exposure of either specific transactions or portfolio positions. When entering into a forward foreign currency contract, the Fund agrees to receive or deliver a fixed quantity of foreign currency for an agreed-upon price on an agreed upon future date. Such contracts are valued based upon the difference in the forward exchange rates at the dates of entry into the contracts and the forward rates at the reporting date, and any resulting unrealized gains or losses are recorded in the Fund's financial statements. The Fund records realized gains or losses at the time the forward contract is extinguished by entry into a closing transaction or by delivery of the currency. Risks in foreign currency contracts arise from the possible inability of counterparties to meet the contracts' terms and from movements in currency values.


   D. INCOME TAXES

      It is the Fund's policy to comply with the requirements of Section 501(a) of the Internal Revenue Code relating to collective investment of employee benefit funds. Accordingly, the Fund is exempt from federal and state taxes and no federal or state tax provision is required.


   E. ISSUANCES AND REDEMPTIONS OF UNITS OF PARTICIPATION

      The net asset value of the Fund is determined each business day ("valuation date"). Issuances and redemptions of Fund units are made on such days, based upon the net asset value per unit.

      A transaction fee of 0.5% -- 0.8% is charged on any contribution or withdrawal greater than 5% of the net asset value of the Fund. However, such fees are waived if the Fund's net participant activity on any day is less than 5% of the net asset value of the Fund. During the year, transaction fees of $1,548,948, $35,475, and $17,661 were charged by the Daily MSCI Europe Index Fund, the Daily MSCI Japan Index Fund and the Daily MSCI Pacific Basin ex-Japan Fund, respectively.


   F. EXPENSES

      Under the Declaration of Trust, the Fund may pay certain expenses for services received. The Fund pays State Street Bank for custody services. The Fund indirectly bears the expenses paid by the underlying funds, if any. State Street Global Advisors receives investment management fees from the participating accounts and therefore, the Fund makes no payment for these services.


   G. DISTRIBUTIONS TO PARTICIPANTS

      Net investment income (excluding security lending fee income, if any) and net realized gains are retained by the Fund. Income generated by security lending, if any, is distributed monthly to participants of the Lending Fund.


                                    SAI-167

--------------------------------------------------------------------------------

                       STATE STREET BANK AND TRUST COMPANY
                 DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
                          DAILY MSCI EUROPE INDEX FUND


                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2003



2. GLOBAL SECURITIES LENDING PROGRAM: PRINCIPLES OF COMBINATION

   The participants in the Daily MSCI Europe Index Securities Lending Fund (the "Lending Fund") have authorized the Lending Fund to participate in the Global Securities Lending Program maintained by State Street Bank. The investment objective, techniques and results of operations of the Lending Fund are identical to those of the Daily MSCI Europe Index Fund (the "Non-Lending Fund"), except that the Lending Fund engages in securities lending activity. Accordingly, the financial statements of the Lending Fund and the Non-Lending Fund have been prepared on a combined basis, with separate disclosure of the participant transactions and financial highlights of the Lending Fund and the Non-Lending Fund. The Lending Fund and the Non-Lending Fund each maintain a divided pro-rata interest in the combined assets and liabilities (including each investment security position but excluding assets and liabilities related to securities lending activity) proportionate to the net asset value of the outstanding combined units of the Fund. All interfund transactions have been eliminated in the combined financial statements.

   Under the Global Securities Lending Program, securities held by the Lending Fund are loaned by State Street Bank, as agent, to certain brokers and other financial institutions (the "Borrowers"). The Borrowers provide cash, securities, or letters of credit as collateral against loans in an amount at least equal to 100% of the market value of the loaned securities. The Borrowers are required to maintain the collateral at not less than 100% of the market value of the loaned securities. At December 31, 2003, the market value of securities loaned by the Lending Fund is disclosed on the Statement of Assets and Liabilities. Cash collateral provided by the Borrowers is recorded on the Statement of Assets and Liabilities and is invested in State Street Bank and Trust Company Quality D Short-Term Investment Fund. The Fund received securities valued at $844,705 as additional collateral.


3. INVESTMENT TRANSACTIONS

   Purchases and sales of securities, including in-kind contributions and redemptions, if any, during the period ended December 31, 2003 were $3,966,187,930 and $2,912,050,480, respectively.


4. FUTURES CONTRACTS

   The Fund may use futures contracts to manage exposure to the market. Buying futures tends to increase a fund's exposure to the underlying instrument. Selling futures tends to decrease a fund's exposure to the underlying instrument held by a fund, or hedge the fair value of other fund investments.

   Futures contracts are valued at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded. Upon entering into a futures contract, the Fund is required to deposit either in cash, currency or securities an amount ("initial margin") equal to a certain percentage of the nominal value of the contract. Subsequent payments are made or received by the Fund periodically, depending on the fluctuation in the value of the underlying index or security, and are recorded as unrealized gains or losses by the Fund. Such payments are made on a periodic basis. A gain or loss is realized when the contract is closed or expires.

   Futures contracts involve, to varying degrees, credit and market risks. The Fund enters into futures contracts only on exchanges or boards of trade where the exchange or board of trade acts as the counterparty to the transaction. Thus, credit risk on such transactions is limited to the failure of the exchange or board of trade. Losses in value may arise from changes in the value of the underlying instruments or if there is an illiquid secondary market for the contracts. In addition, there is the risk that there may not be an exact correlation between a futures contract and the underlying index or security.


                                    SAI-168

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT AUDITORS



To the Participants and Trustee of
State Street Bank and Trust Company
Short Term Investment Fund


In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of State Street Bank and Trust Company Short Term Investment Fund at December 31, 2003, and the results of its operations, the changes in its net assets and the financial highlights for the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2003 by correspondence with the custodian, provide a reasonable basis for our opinion.



/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
February 27, 2004





                                    SAI-169

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
SHORT TERM INVESTMENT FUND


Statement of Assets and Liabilities
December 31, 2003

--------------------------------------------------------------------------------

ASSETS
Investments in securities, at amortized cost ....................................  $ 46,849,657,492
Cash ............................................................................               662
Interest receivable .............................................................        44,724,556
---------------------------------------------------------------------------------------------------
 Total assets ...................................................................    46,894,382,710
---------------------------------------------------------------------------------------------------
LIABILITIES
Distributions payable ...........................................................        43,331,270
Accrued expenses ................................................................         1,446,990
---------------------------------------------------------------------------------------------------
 Total liabilities ..............................................................        44,778,260
---------------------------------------------------------------------------------------------------
NET ASSETS (equivalent to $1.00 per unit based on 46,849,139,943 units outstanding)$ 46,849,604,450
===================================================================================================


   The accompanying notes are an integral part of these financial statements.

                                    SAI-170

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
SHORT TERM INVESTMENT FUND



Statement of Operations
Year Ended December 31, 2003

--------------------------------------------------------------------------------
INVESTMENT INCOME
  Interest .....................................................  $ 498,154,078
--------------------------------------------------------------------------------
EXPENSES
  Custody ......................................................      3,688,099
  Audit ........................................................         76,000
  Insurance ....................................................      7,250,657
  Other ........................................................        107,071
--------------------------------------------------------------------------------
   Total expenses ..............................................     11,121,827
--------------------------------------------------------------------------------
   Net investment income (loss) ................................    487,032,251
--------------------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS):
   Investments .................................................        (60,193)
--------------------------------------------------------------------------------
                                                                        (60,193)
--------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS   $ 486,972,058
================================================================================

   The accompanying notes are an integral part of these financial statements.

                                    SAI-171

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
SHORT TERM INVESTMENT FUND



Statement of Changes in Net Assets


                                                                                              YEAR ENDED DECEMBER 31,
                                                                                             2003                  2002
----------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss) .....................................................     $   487,032,251       $   722,278,653
Net realized gain (loss) .........................................................             (60,193)                7,924
----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from operations ..................         486,972,058           722,286,577
----------------------------------------------------------------------------------------------------------------------------
Distributions ....................................................................        (487,014,523)         (722,296,381)
----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from participant transactions ....       7,341,452,275         4,729,690,820
----------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS ............................................       7,341,409,810         4,729,681,016
NET ASSETS
  Beginning of year ..............................................................      39,508,194,640        34,778,513,624
----------------------------------------------------------------------------------------------------------------------------
  End of year ....................................................................     $46,849,604,450       $39,508,194,640
============================================================================================================================

   The accompanying notes are an integral part of these financial statements.

                                    SAI-172

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
SHORT TERM INVESTMENT FUND



Statement of Changes in Net Assets (Continued)



                                                                    YEAR ENDED DECEMBER 31,
                                                         ---------------------------------------------
                                                                  2003                    2002
                                                         ---------------------   ---------------------
                                                                 UNITS                   UNITS
------------------------------------------------------------------------------------------------------
UNITS OF PARTICIPATION
PARTICIPANT TRANSACTIONS FOR THE FUND WERE AS FOLLOWS:
Units issued .........................................       386,421,752,057         239,397,576,601
Units redeemed .......................................      (379,080,299,782)       (234,667,885,781)
------------------------------------------------------------------------------------------------------
Net increase (decrease) ..............................         7,341,452,275           4,729,690,820
======================================================================================================

Participant transactions for the Funds were at a constant net asset value of $1 per unit.



   The accompanying notes are an integral part of these financial statements.

                                    SAI-173

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
SHORT TERM INVESTMENT FUND



Financial Highlights
(FOR A UNIT OF PARTICIPATION OUTSTANDING THROUGHOUT EACH YEAR)



                                                                                YEAR ENDED DECEMBER 31,
                                                      ------------------------------------------------------------------------------
                                                          2003            2002            2001             2000              1999
------------------------------------------------------------------------------------------------------------------------------------
SELECTED PER UNIT DATA
Net asset value, beginning of year ................        $1.00           $1.00           $1.00          $1.00             $1.00
------------------------------------------------------------------------------------------------------------------------------------
Net investment income (loss) ......................       0.0122          0.0197          0.0437         0.0643            0.0522
Net realized and unrealized gain (loss) (a) .......       0.0000          0.0000          0.0000         0.0000            0.0000
------------------------------------------------------------------------------------------------------------------------------------
Total from investment operations ..................       0.0122          0.0197          0.0437         0.0643            0.0522
Distributions from net investment income ..........      (0.0122)        (0.0197)        (0.0437)       (0.0643)          (0.0522)
------------------------------------------------------------------------------------------------------------------------------------
Net asset value, end of year ......................        $1.00           $1.00           $1.00          $1.00             $1.00
====================================================================================================================================
Total return (%) (b) ..............................         1.22            1.99            4.46           6.63              5.35
RATIOS TO AVERAGE NET ASSETS
Ratio of expenses (%) .............................         0.03            0.02            0.02           0.00(c)           0.00(c)
Ratio of net investment income (%) ................         1.22            1.97            4.37           6.43              5.22
Net assets, end of year (000's) ...................  $46,849,604     $39,508,195     $34,778,514    $27,527,486       $22,958,561

----------
(a) Zero amounts represent that which are less than $0.00005 or ($0.00005) if negative.

(b) Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of the year and assumes reinvestment of distributions, if any. It assumes reinvestment of distributions and includes only those expenses charged directly to the Fund.

(c) Zero amounts represent that which are less than 0.005% or (0.005%) if negative.


   The accompanying notes are an integral part of these financial statements.

                                    SAI-174

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
SHORT TERM INVESTMENT FUND

Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003


-----------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                              VALUE
-----------------------------------------------------------------------------------------------------------------
                        DEBT INSTRUMENTS -- 86.9%
 USD       100,000,000  Alliance & Leicester London ...............       1.10%    02/09/2004      $100,000,000
           100,000,000  Alliance & Leicester London ...............       1.13%    02/11/2004       100,000,000
           100,000,000  Alliance & Leicester London ...............       1.11%    03/19/2004       100,002,155
           100,000,000  Alliance & Leicester London ...............       1.11%    03/22/2004       100,000,000
           100,000,000  Alliance & Leicester Yrs 1&2 ..............       1.12%    03/08/2004        99,792,486
            50,000,000  Alliance & Leicester Yrs 1&2 ..............       1.10%    03/12/2004        49,891,528
           150,000,000  Alliance & Leicester Yrs 1&2 ..............       1.09%    03/23/2004       149,627,583
           150,000,000  Alliance & Leicester Yrs 1&2 ..............       1.11%    04/14/2004       149,519,000
           100,000,000  Alliance & Leicester Yrs 1&2 ..............       1.16%    06/14/2004        99,470,625
           200,000,000  Amstel Funding Corporation ................       1.14%    02/11/2004       199,740,333
           563,944,000  Amstel Funding Corporation ................       1.11%    02/17/2004       563,126,751
           368,000,000  Amstel Funding Corporation ................       1.13%    03/19/2004       367,099,013
           100,000,000  Amstel Funding Corporation ................       1.11%    04/19/2004        99,663,916
           100,000,000  Amstel Funding Corporation ................       1.12%    05/28/2004        99,539,556
           119,146,000  Amstel Funding Corporation ................       1.15%    06/16/2004       118,510,389
           150,000,000  Amsterdam Funding Corporation .............       1.09%    02/04/2004       149,845,583
           400,000,000  Anz De ....................................       1.08%    03/10/2004       399,172,000
           100,000,000  Atlantis One Funding Corporation ..........       1.10%    01/21/2004        99,938,889
           225,121,000  Atlantis One Funding Corporation ..........       1.08%    02/17/2004       224,803,579
           101,050,000  Atlantis One Funding Corporation ..........       1.08%    02/18/2004       100,904,488
            59,129,000  Atlantis One Funding Corporation ..........       1.11%    03/15/2004        58,994,087
           127,355,000  Atlantis One Funding Corporation ..........       1.14%    04/07/2004       126,963,808
           227,849,000  Atlantis One Funding Corporation ..........       1.15%    06/23/2004       226,582,539
           100,000,000  Banco Bil Vizcay ..........................       1.12%    08/04/2004       100,000,000
           400,000,000  Bank America NA ...........................       1.10%    03/15/2004       400,000,000
           250,000,000  Bank America NA ...........................       1.12%    04/14/2004       250,000,000
           200,000,000  Bank America NA ...........................       1.15%    05/12/2004       200,000,000
           400,000,000  Bank America NA Charlotte, NC .............       1.13%    05/05/2004       400,000,000
           110,000,000  Bank Ireland Governor & Co ................       1.09%    02/13/2004       109,856,786
           193,000,000  Bank One NA Illinois1 .....................       1.09%    12/13/2004       192,945,255
           275,000,000  Barclays Bank Euro CD .....................       1.16%    02/27/2004       275,000,000
           150,000,000  Barclays Bank Euro CD .....................       1.12%    03/18/2004       150,004,795
           400,000,000  Barclays Bank Euro CD .....................       1.11%    04/14/2004       400,000,000
           522,000,000  Barclays Bank Euro CD .....................       1.19%    08/13/2004       522,000,000
           140,199,000  Barton Capital Corporation ................       1.10%    01/12/2004       140,151,878
           300,000,000  BNP Paribas ...............................       1.09%    02/17/2004       300,000,000
           100,000,000  Cafco LLC .................................       1.10%    01/09/2004        99,975,556
           175,000,000  Canadian Imperial .........................       1.14%    11/08/2004       175,009,356
           125,000,000  Canadian Imperial .........................       1.10%    12/13/2004       124,970,062

The accompanying notes are an integral part of these financial statements.

                                     SAI-175

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
SHORT TERM INVESTMENT FUND

Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003 (Continued)

-----------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                                     VALUE
-----------------------------------------------------------------------------------------------------------------------
 USD       192,000,000  Canadian Imperial ..............................       1.47%    12/27/2004      $   191,943,175
           186,340,000  CBA Del Financial Inc ..........................       1.09%    02/03/2004          186,153,815
           174,100,000  CBA Del Financial Inc. .........................       1.08%    03/10/2004          173,739,613
           100,000,000  CBA Del Financial Inc. .........................       1.08%    03/11/2004           99,790,000
           150,000,000  CDC Commercial .................................       1.08%    03/22/2004          149,635,500
            75,000,000  Charta Corp Yrs 1&2 ............................       1.09%    01/22/2004           74,952,313
           325,000,000  Chase Manhattan Bank USA .......................       1.10%    06/30/2004          325,000,000
           220,000,000  Chase Manhattan Bank USA .......................       1.13%    07/07/2004          220,000,000
           470,000,000  Chase Manhattan Bank USA .......................       1.09%    10/29/2004          470,000,000
           450,000,000  Citibank NA New York ...........................       1.10%    02/20/2004          450,000,000
           280,000,000  Citibank NA New York ...........................       1.08%    03/29/2004          280,000,000
           400,000,000  Citicorp .......................................       1.08%    02/02/2004          399,616,000
           150,000,000  Corporate Receivables Corporation ..............       1.09%    01/09/2004          149,963,833
           129,910,000  CRC Funding LLC ................................       1.09%    02/06/2004          129,769,048
           100,000,000  CRC Funding LLC ................................       1.09%    02/10/2004           99,879,444
           200,000,000  Credit Agricole Indosuez Ldn ...................       1.06%    01/20/2004          199,993,513
           200,000,000  Credit Lyonnais ................................       1.11%    04/06/2004          200,002,652
           300,000,000  Credit Lyonnais ................................       1.13%    04/20/2004          300,000,000
           200,000,000  Credit Lyonnais NY BRH Instl ...................       1.12%    02/09/2004          200,000,000
           190,000,000  Credit Lyonnais NY BRH Instl ...................       1.10%    03/16/2004          190,000,000
           400,000,000  Credito Italiano Grand Cayman ..................       1.10%    03/31/2004          400,000,000
           100,000,000  CXC, Inc Yrs 3&4 144A ..........................       1.09%    03/09/2004           99,795,056
           175,000,000  Danske Corporation .............................       1.09%    03/08/2004          174,644,993
           151,258,000  Delaware Funding Corporation ...................       1.09%    02/03/2004          151,106,868
            81,000,000  Den Danske Corporation .........................       1.26%    09/29/2004           80,993,958
            80,000,000  Dexia Bank NY ..................................       1.24%    10/07/2004           79,990,784
           169,500,000  Dexia Delaware .................................       1.08%    03/17/2004          169,113,540
           150,000,000  Dexia Delaware LLC .............................       1.08%    02/24/2004          149,758,125
           250,000,000  Edison Asset Securitization Yrs 1&2 ............       1.09%    02/05/2004          249,735,069
           103,000,000  Edison Asset Securitization Yrs 1&2 ............       1.11%    02/10/2004          102,872,967
            50,000,000  Edison Asset Securitization Yrs 1&2 ............       1.10%    02/13/2004           49,934,306
           192,000,000  Edison Asset Securitization Yrs 1&2 ............       1.14%    02/13/2004          191,738,560
           272,000,000  Edison Asset Securitization Yrs 1&2 ............       1.10%    02/17/2004          271,609,378
           300,000,000  Edison Asset Securitization Yrs 1&2 ............       1.10%    03/08/2004          299,385,833
           150,000,000  Edison Asset Securitization Yrs 1&2 ............       1.12%    04/01/2004          149,575,333
            42,000,000  Eiffel Fdg Yrs 3&4 .............................       1.10%    02/17/2004           41,939,683
           135,396,000  Fairway Financial Corporation Yrs 1&2 ..........       1.09%    03/11/2004          135,109,036
           110,000,000  Falcon Asset Securitization ....................       1.09%    01/13/2004          109,960,033
           125,000,000  Falcon Asset Securitization ....................       1.08%    01/21/2004          124,925,000
            43,000,000  Falcon Asset Securitization ....................       1.10%    01/22/2004           42,972,408

The accompanying notes are an integral part of these financial statements.

                                     SAI-176

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
SHORT TERM INVESTMENT FUND

Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003 (Continued)

-------------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                                     VALUE
-------------------------------------------------------------------------------------------------------------------------
 USD       272,060,000  Falcon Asset Securitization ....................       1.09%    03/15/2004      $   271,450,434
           250,000,000  Fannie Mae .....................................       1.36%    09/10/2004          250,000,000
           350,000,000  Fannie Mae .....................................       1.35%    10/22/2004          350,000,000
           500,000,000  Fannie Mae .....................................       1.08%    12/13/2004          499,880,719
           150,000,000  Fannie Mae Discount Notes ......................       1.12%    02/11/2004          149,808,667
           123,170,000  Fannie Mae Discount Notes ......................       1.08%    02/23/2004          122,974,160
            97,300,000  Fannie Mae Discount Notes ......................       1.08%    02/24/2004           97,142,374
           258,500,000  Fannie Mae Discount Notes ......................       1.09%    02/24/2004          258,077,353
           100,000,000  Fannie Mae Discount Notes ......................       1.15%    03/03/2004           99,802,806
            72,000,000  Fannie Mae Discount Notes ......................       1.05%    03/10/2004           71,848,200
           100,000,000  Fannie Mae Discount Notes ......................       1.05%    03/17/2004           99,778,333
           405,000,000  Fannie Mae Discount Notes ......................       1.15%    03/18/2004          404,003,813
           100,000,000  Fannie Mae Discount Notes ......................       1.09%    03/24/2004           99,749,847
           250,000,000  Fannie Mae Discount Notes ......................       1.09%    05/28/2004          248,879,722
           250,000,000  Fannie Mae Discount Notes ......................       1.10%    06/10/2004          248,775,729
            75,000,000  Fannie Mae Discount Notes ......................       1.12%    06/25/2004           74,594,833
           150,000,000  Fannie Mae Discount Notes ......................       1.19%    07/23/2004          148,988,500
            50,000,000  Fannie Mae Discount Notes ......................       1.27%    09/17/2004           49,541,389
            95,000,000  Federal Home Loan Bank Discount Notes ..........       1.11%    02/11/2004           94,879,904
           200,000,000  Federal Home Loan Bank Discount Notes ..........       1.07%    03/05/2004          199,618,844
           230,150,000  Federal Home Loan Bank Discount Notes ..........       1.12%    04/02/2004          229,491,260
           125,000,000  Federal Home Loan Bank System ..................       1.05%    01/06/2004          124,999,352
           200,000,000  Federal Home Loan Bank System ..................       3.75%    04/15/2004          201,436,167
           150,000,000  Federal Home Loan Bank System ..................       3.38%    05/14/2004          153,204,750
           100,000,000  Federal Home Loan Bank System ..................       4.88%    05/14/2004          103,739,500
           175,000,000  Federal Home Loan Bank System ..................       1.25%    07/02/2004          175,000,000
           305,000,000  Federal Home Loan Bank System ..................       1.21%    08/04/2004          305,000,000
            25,000,000  Federal Home Loan Bank System ..................       1.35%    08/13/2004           25,000,000
           170,000,000  Fifth Third Bank(1) ............................       1.05%    12/16/2004          169,934,973
            66,459,000  Freddie Mac ....................................       3.75%    04/15/2004           68,046,373
           140,000,000  Freddie Mac(1) .................................       1.08%    12/10/2004          139,966,775
           650,000,000  Freddie Mac ....................................       1.08%    12/15/2004          649,874,799
           175,000,000  Freddie Mac Discount Notes .....................       1.07%    02/02/2004          174,833,556
           200,000,000  Freddie Mac Discount Notes .....................       1.13%    02/11/2004          199,742,611
           283,410,000  Freddie Mac Discount Notes .....................       1.10%    03/02/2004          282,879,354
           115,345,000  Freddie Mac Discount Notes .....................       1.08%    03/04/2004          115,126,998
           100,000,000  Freddie Mac Discount Notes .....................       1.25%    03/10/2004           99,761,375
           100,000,000  Freddie Mac Discount Notes .....................       1.17%    03/17/2004           99,754,056
           110,000,000  Freddie Mac Discount Notes .....................       1.14%    04/09/2004          109,656,663
           149,411,000  Freddie Mac Discount Notes .....................       1.23%    07/01/2004          148,481,913

The accompanying notes are an integral part of these financial statements.

                                     SAI-177

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
SHORT TERM INVESTMENT FUND

Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003 (Continued)

----------------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                                          VALUE
----------------------------------------------------------------------------------------------------------------------------
 USD       131,050,000  Freddie Mac Discount Notes ..........................       1.28%    08/02/2004      $   130,052,855
           165,000,000  Galaxy Funding Inc ..................................       1.09%    02/18/2004          164,760,200
           100,000,000  Galaxy Funding Inc ..................................       1.09%    03/09/2004           99,794,111
           125,000,000  GE Capital International Funding ....................       1.10%    02/10/2004          124,847,222
           200,000,000  GE Capital International Funding ....................       1.12%    04/06/2004          199,402,667
           200,000,000  General Electric Capital Corp .......................       1.14%    02/17/2004          199,702,333
           300,000,000  General Electric Capital Corp .......................       1.10%    03/16/2004          299,312,500
           245,000,000  General Electric Capital Corp1 ......................       1.25%    01/10/2005          245,000,000
           257,000,000  General Electric Capital Corp1 ......................       1.23%    01/17/2005          257,000,000
            44,428,000  Giro Balanced Funding ...............................       1.10%    01/14/2004           44,410,352
            70,089,000  Giro Funding United States Corporation ..............       1.09%    01/05/2004           70,080,511
           100,000,000  GOVCO Incorporated ..................................       1.09%    01/06/2004           99,984,861
           100,000,000  GOVCO Incorporated ..................................       1.09%    01/07/2004           99,981,833
            94,800,000  GOVCO Incorporated ..................................       1.09%    01/08/2004           94,780,000
           100,000,000  GOVCO Incorporated ..................................       1.09%    01/08/2004           99,978,806
           126,000,000  Grampian Funding Limited LLC ........................       1.09%    01/16/2004          125,942,775
           313,000,000  Grampian Funding Limited LLC ........................       1.10%    01/26/2004          312,760,903
           210,000,000  Grampian Funding Limited LLC ........................       1.10%    01/28/2004          209,826,750
           165,000,000  Grampian Funding Limited LLC ........................       1.10%    02/19/2004          164,752,958
           140,000,000  Grampian Funding Limited LLC ........................       1.10%    03/12/2004          139,696,278
           175,000,000  HBOS ................................................       1.04%    01/15/2004          175,000,000
           400,000,000  HBOS ................................................       1.11%    02/11/2004          400,000,000
           150,000,000  HBOS ................................................       1.14%    02/23/2004          150,000,000
           200,000,000  HBOS ................................................       1.11%    04/16/2004          199,999,840
           122,000,000  HBOS ................................................       1.18%    04/22/2004          122,000,000
           150,000,000  HBOS ................................................       1.17%    04/30/2004          150,000,000
           100,000,000  HSBC Bank PLC .......................................       1.09%    02/17/2004          100,001,299
           250,000,000  JP Morgan Chase .....................................       1.10%    03/16/2004          249,427,083
            80,600,000  Lake Con Fund/Lake Con ..............................       1.11%    01/23/2004           80,545,326
           500,000,000  Landesbank Baden Wuerttemberg .......................       1.14%    02/26/2004          500,000,000
           185,000,000  Landesbank Baden Wuerttemberg .......................       1.14%    03/08/2004          185,000,000
            50,000,000  Landesbank Baden Wuerttemberg .......................       1.11%    03/12/2004           50,000,000
           400,000,000  Landesbank Baden Wuerttemberg .......................       1.09%    04/05/2004          400,000,000
           100,000,000  Landesbank Baden Wuerttemberg .......................       1.17%    04/30/2004          100,000,000
           130,408,000  Lexington Parker Capital Corporation CP .............       1.14%    02/03/2004          130,271,724
           100,283,000  Lexington Parker Capital Corporation CP .............       1.10%    03/09/2004          100,074,634
           125,000,000  Liberty Street Funding Corporation Yrs 1&2 ..........       1.09%    03/22/2004          124,693,437
            90,000,000  Lloyds Bank Plc NY ..................................       1.11%    02/03/2004           90,000,768
            98,000,000  MBNA Credit Card ....................................       1.10%    02/04/2004           97,898,189
           174,000,000  MBNA Credit Card ....................................       1.12%    02/05/2004          173,810,533

The accompanying notes are an integral part of these financial statements.

                                     SAI-178

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
SHORT TERM INVESTMENT FUND

Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003 (Continued)


------------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                                    VALUE
------------------------------------------------------------------------------------------------------------------------
USD   250,000,000     National City Bank/Indiana(1) ...................       1.03%    03/15/2004      $   249,989,782
      161,000,000     Nieuw Amsterdam Receivables .....................       1.10%    01/23/2004          160,891,772
      400,000,000     Nordea Bank Finland Plc NY BRH ..................       1.08%    03/24/2004          400,000,000
      300,000,000     Nordea Bank Finland Plc NY BRH ..................       1.09%    03/30/2004          300,000,000
      250,000,000     Nordea North America Inc ........................       1.09%    01/16/2004          249,886,458
      107,700,000     Nordea North America Inc ........................       1.08%    02/10/2004          107,570,760
      200,000,000     Nordeutsche Landesbank Euro .....................       1.09%    01/12/2004          200,000,000
       86,000,000     Park Granada LLC ................................       1.12%    01/26/2004           85,933,111
      390,000,000     Park Granada LLC ................................       1.11%    02/11/2004          389,506,975
      100,000,000     Park Granada LLC ................................       1.11%    03/15/2004           99,771,833
      150,000,000     PFD Receivables Funding Yrs 1&2 .................       1.10%    01/16/2004          149,931,563
      150,000,000     PFD Receivables Funding Yrs 1&2 .................       1.10%    02/03/2004          149,848,750
      100,000,000     Rabobank Nederland N.V. .........................       1.19%    08/04/2004          100,002,935
      160,000,000     Rabobank Nederland N.V. .........................       1.31%    08/06/2004          159,990,439
      171,000,000     Royal Bank of Canada NY BRH .....................       1.03%    03/15/2004          170,993,033
      250,000,000     Royal Bank of Canada NY BRH .....................       1.08%    06/16/2004          249,977,026
      225,000,000     Royal Bank of Canada NY BRH .....................       1.07%    09/27/2004          224,974,756
      225,000,000     Royal Bank of Scotland ..........................       1.08%    01/28/2004          224,817,750
      400,000,000     Royal Bank of Scotland Grand Cayman .............       1.09%    02/17/2004          400,000,000
      250,000,000     Salomon Smith Barney Holdings Inc ...............       1.08%    01/21/2004          249,850,000
      250,000,000     San Paolo IMI Bank ..............................       1.10%    03/11/2004          250,000,000
      100,000,000     Santander Financial DE ..........................       1.10%    03/12/2004           99,783,056
       75,250,000     Sheffield Receivables Corporation ...............       1.10%    01/09/2004           75,231,606
      103,000,000     Sheffield Receivables Corporation ...............       1.11%    01/20/2004          103,000,000
      250,000,000     Societe Generale ................................       1.11%    06/14/2004          249,983,220
      135,000,000     Societe Generale ................................       1.10%    07/15/2004          135,000,000
      375,000,000     Societe Generale ................................       1.21%    09/30/2004          375,000,000
      300,000,000     Societe Generale ................................       1.10%    11/12/2004          299,960,863
      144,585,000     Societe Generale North America Inc. .............       1.09%    03/03/2004          144,313,582
       42,000,000     Societe Generale North America Inc. .............       1.10%    03/15/2004           41,905,033
      175,000,000     South Trust Bank National Association ...........       1.09%    02/11/2004          175,000,000
      185,919,000     Svenska Handelsbanken Inc. ......................       1.09%    02/25/2004          185,609,393
      400,000,000     Svenska Handelsbanken Yrs 1&2 ...................       1.32%    08/18/2004          399,974,785
       85,000,000     Svenska Handelsbanken Yrs 1&2 ...................       1.41%    08/31/2004           84,994,345
      400,000,000     Svenska Handelsbanken Yrs 1&2 ...................       1.40%    09/07/2004          399,958,929
       85,000,000     Svenska Handelsbanken Yrs 1&2 ...................       1.24%    10/07/2004           84,990,208
      189,000,000     Swedbank Forenings Yrs 1&2 ......................       1.08%    01/05/2004          188,977,320
      200,000,000     Swedbank Forenings Yrs 1&2 ......................       1.09%    03/11/2004          199,578,056
      300,000,000     Thames Asset Global Securities Yrs 1&2 ..........       1.10%    01/20/2004          299,825,834
      100,000,000     UBS AG Stamford BRH Institutional CTF ...........       1.29%    04/15/2004          100,023,184

The accompanying notes are an integral part of these financial statements.

                                     SAI-179

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
SHORT TERM INVESTMENT FUND

Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003 (Continued)

--------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                                VALUE
--------------------------------------------------------------------------------------------------------------------
 USD       120,000,000  Unicredito Italiano NY ....................       1.10%    01/05/2004      $   119,999,998
           400,000,000  Unicredito Italiano NY ....................       1.10%    01/06/2004          400,000,000
           185,000,000  Unicredito Italiano NY ....................       1.10%    01/08/2004          185,000,000
           150,000,000  Unicredito Italiano NY ....................       1.11%    03/12/2004          150,008,822
           166,569,000  Variable Funding Capital Yrs 3&4 ..........       1.09%    01/16/2004          166,493,350
           300,000,000  Wells Fargo Bank NA .......................       1.08%    01/15/2004          300,000,000
           300,000,000  Wells Fargo Bank NA1 ......................       1.11%    06/10/2004          300,000,000
           400,000,000  Wells Fargo Bank San Francisco ............       1.07%    01/20/2004          399,998,946
           100,000,000  Westpac Banking Corp ......................       1.30%    04/15/2004          100,027,507
           100,000,000  Westpac Banking Corp ......................       1.10%    06/07/2004           99,991,390
           100,000,000  Westpac Banking Corp ......................       1.10%    10/12/2004           99,988,182
           100,000,000  Westpac Banking Corp./NY(1) ...............       1.18%    06/14/2004          100,029,600
           200,000,000  Westpac Capital Corp Yrs 1&2 ..............       1.09%    02/04/2004          199,794,111
           125,000,000  Westpac Capital Corp Yrs 1&2 ..............       1.12%    04/19/2004          124,576,111
           300,000,000  World Savings Bank FSB ....................       1.07%    02/17/2004          299,992,189
            74,498,000  Yorktown Capital LLC ......................       1.17%    05/10/2004           74,183,247
--------------------------------------------------------------------------------------------------------------------
                        TOTAL DEBT INSTRUMENTS ....................                                $40,702,348,492
====================================================================================================================


   The accompanying notes are an integral part of these financial statements.

                                    SAI-180

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
SHORT TERM INVESTMENT FUND

Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003 (Concluded)


-------------------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                                           VALUE
-------------------------------------------------------------------------------------------------------------------------------
                        REPURCHASE AGREEMENTS -- 13.1%
 USD       366,000,000  Bear Stearns Repo, 0.900% to be repurchased at $366,018,300 on 01/02/04
                        (cost $366,000,000)(2)................................................................  $   366,000,000
            80,000,000  Countrywide Tri Party Repo, 0.950% to be repurchased at $80,004,222 on 01/02/04
                        (cost $80,000,000)(2).................................................................       80,000,000
           400,000,000  Countrywide Tri Party Repo, 0.980% to be repurchased at $400,021,778 on 01/02/04
                        (cost $400,000,000)(2)................................................................      400,000,000
         1,845,000,000  Countrywide Tri Party Repo, 1.000% to be repurchased at $1,845,102,500 on 01/02/04
                        (cost $1,845,000,000)(2)..............................................................    1,845,000,000
           162,000,000  Credit Suisse First Boston Tri Party Repo, 0.900% to be repurchased at $162,008,100 on
                        01/02/04 (cost $162,000,000)(2).......................................................      162,000,000
         2,000,000,000  Goldman Tri Party Repo, 1.000% to be repurchased at $2,000,111,111 on 01/02/04
                        (cost $2,000,000,000)(2)..............................................................    2,000,000,000
           500,000,000  Greenwich Capital Markets Tri Party Repo, 1.010% to be repurchased at $500,028,056
                        on 01/02/04 (cost $500,000,000)(2)....................................................      500,000,000
           139,309,000  Morgan Stanley Tri Party Repo, 0.950% to be repurchased at $139,316,352 on 01/02/04
                        (cost $139,309,000)(2)................................................................      139,309,000
           655,000,000  Warburg Tri Party Repo, 1.000% to be repurchased at $655,036,389 on 01/02/04
                        (cost $655,000,000)(2)................................................................      655,000,000
-------------------------------------------------------------------------------------------------------------------------------
                        TOTAL REPURCHASE AGREEMENTS ..........................................................    6,147,309,000
-------------------------------------------------------------------------------------------------------------------------------
 TOTAL INVESTMENTS -- 100%
 (COST $46,849,657,492)                                                                                         $46,849,657,492
===============================================================================================================================

1 Variable rate security. Rate disclosed is that which was in effect at December 31, 2003. Date disclosed is the next interest rate reset date.

2 Repurchase agreements are fully collateralized by U.S. Treasury or Government agency securities.


USD: United States Dollar

   The accompanying notes are an integral part of these financial statements.

                                    SAI-181

--------------------------------------------------------------------------------

                       STATE STREET BANK AND TRUST COMPANY
                           SHORT TERM INVESTMENT FUND

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2003


1. FUND ORGANIZATION AND INVESTMENT OBJECTIVE

   State Street Bank and Trust Company ("State Street Bank") Short Term Investment Fund (the "Fund") was formed by State Street Bank under the State Street Bank and Trust Company Investment Funds for Tax Exempt Retirement Plans Declaration of Trust. The investment objective of the Fund is to provide safety of principal, daily liquidity, and a competitive yield by investing in high quality money market instruments. State Street Bank is Trustee, custodian, and recordkeeper of the Fund and has exclusive management and control of the Trust. State Street Global Advisors, a division of State Street Bank, is the Fund's investment manager.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which require the use of management estimates. Actual results could differ from those estimates. The policies described below are followed consistently in the preparation of the financial statements.


   A. SECURITY VALUATION

      Investments are stated at amortized cost, which approximates market value.


   B. SECURITY TRANSACTIONS INVESTMENT INCOME

      Security transactions are accounted for as of trade date. Realized gains and losses from investment transactions are determined using the average cost method. Interest income earned on securities, if any, is recorded on the accrual basis. Interest income includes accretion of discounts and amortization of premiums, if any.


   C. INCOME TAXES

      It is the Fund's policy to comply with the requirements of Section 501(a) of the Internal Revenue Code relating to collective investment of employee benefit funds. Accordingly, the Fund is exempt from federal and state taxes and no federal or state tax provision is required.


   D. ISSUANCES AND REDEMPTIONS OF UNITS OF PARTICIPATION

      Issuances and redemptions of participant units are made on each business day ("valuation date"). Participant units are typically purchased and redeemed at a constant net asset value of $1.00 per unit. In the event that a significant disparity develops between the constant net asset value and the market value based net asset value of the Fund, the Trustee may determine that continued issuance or redemption at a constant $1.00 net asset value would create inequitable results for the Fund's unitholders. In these circumstances, the Trustee, in its sole discretion and acting on behalf of the Fund's unitholders, may direct that units be issued or redeemed at the market-value based net asset value until such time as the disparity between the market-value based and the constant net asset value per unit is deemed to be immaterial.


   E. EXPENSES

      Under the Declaration of Trust, the Fund may pay certain expenses for services received. The Fund pays State Street Bank for custody services. The Fund indirectly bears the expenses paid by the underlying funds, if any. State Street Global Advisors receives investment management fees from the participating accounts and therefore, the Fund makes no payment for these services.


   F. DISTRIBUTIONS TO PARTICIPANTS

      Distributions from net investment income are recorded on each valuation date and paid monthly. Net realized gains are retained by the Fund.


                                    SAI-182

--------------------------------------------------------------------------------

                       STATE STREET BANK AND TRUST COMPANY
                           SHORT TERM INVESTMENT FUND

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2003



   G. REPURCHASE AGREEMENTS

      The Fund may enter into repurchase agreements whereby the Fund receives delivery of underlying collateral securities, and the seller of such securities agrees to repurchase the securities at an agreed upon price and time. The Fund values the underlying collateral securities daily on a mark-to-market basis to determine that the value, including accrued interest is at least equal to the repurchase price. The underlying collateral securities consist of securities in which the Fund is permitted to invest. The use of repurchase agreements involves certain risks. If the seller defaults as a result of its bankruptcy or otherwise, and the value of the collateral declines, realization of the collateral by the Fund may be delayed or limited.

      The Fund may enter into repurchase agreements with domestic dealers, banks and other financial institutions deemed to be creditworthy by the investment manager. Collateral for certain tri-party repurchase agreements is held at a custodian in a segregated account for the benefit of the Fund and the counterparty.


3. INVESTMENT TRANSACTIONS

   Purchases and sales of short-term investments (including maturities) during the year ended December 31, 2003 were $837,290,517,177 and $830,141,940,778, respectively.


4. FINANCIAL GUARANTY INSURANCE POLICY

   The Fund has entered into a Financial Guaranty Insurance Agreement (the "Default Insurance Policy") with MBIA Insurance Corporation ("MBIA") that provides limited coverage for certain loss events involving money market instruments held by the Fund. These loss events include non-payment of principal or interest or bankruptcy or insolvency of the issuer or credit enhancement provider (if any). The Default Insurance Policy is subject to an aggregate loss limitation of $420 million and a deductible of 0.30% of the holdings of the Fund, determined as of the close of business on the first business day prior to the loss event. The Default Insurance Policy is intended as a credit enhancement strategy for the Fund. The Default Insurance Policy does not cover losses resulting from changes in interest rates or other market developments. While the Default Insurance Policy is intended to provide some protection against credit risk and to help the Fund maintain a constant price per share of $1.00, there is no guarantee that the policy will do so. The Default Insurance Policy became effective February 15, 2001 and was amended as of January 1, 2002 to increase the loss limitation. As of December 31, 2003, the Fund made no claims under the policy.


                                    SAI-183

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT AUDITORS


To the Participants and Trustee of
State Street Bank and Trust Company
Government Credit Bond Fund


In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of State Street Bank and Trust Company Government Credit Bond Fund (formerly "State Street Bank and Trust Company Government Corporate Bond Fund") at December 31, 2003, and the results of its operations, the changes in its net assets and the financial highlights for the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2003 by correspondence with the custodian, provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
February 27, 2004



                                    SAI-184

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
GOVERNMENT CREDIT BOND FUND


Statement of Assets and Liabilities
December 31, 2003
--------------------------------------------------------------------------------


ASSETS
Investments in securities, at value (cost $358,466,604) ............................  $386,577,231
Receivable for Fund units issued ...................................................     1,754,124
Receivable for investments sold ....................................................     5,528,029
Variation margin receivable ........................................................           941
Interest receivable ................................................................       258,070
Unrealized gain on open swap contracts .............................................       102,516
--------------------------------------------------------------------------------------------------
   Total assets ....................................................................   394,220,911
--------------------------------------------------------------------------------------------------
LIABILITIES
Due to custodian ...................................................................        10,000
Payable for Fund units redeemed ....................................................             5
Payable for investments purchased ..................................................    14,797,253
Accrued expenses ...................................................................           717
Unrealized loss on open swap contracts .............................................        92,542
--------------------------------------------------------------------------------------------------
   Total liabilities ...............................................................    14,900,517
--------------------------------------------------------------------------------------------------
Net Assets (equivalent to $19.62 per unit based on 19,333,354 units outstanding) ...  $379,320,394
==================================================================================================

    The accompany notes are an integral part of these financial statements.

                                    SAI-185

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
GOVERNMENT CREDIT BOND FUND


Statement of Operations
Year Ended December 31, 2003
--------------------------------------------------------------------------------


INVESTMENT INCOME
 Interest ...............................................................    $   1,513,260
------------------------------------------------------------------------------------------
   Total investment income ..............................................        1,513,260
------------------------------------------------------------------------------------------
EXPENSES
 Custody ................................................................            8,148
 Audit ..................................................................           19,000
 Other ..................................................................            1,639
------------------------------------------------------------------------------------------
   Total expenses .......................................................           28,787
------------------------------------------------------------------------------------------
   Net investment income (loss) .........................................        1,484,473
------------------------------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss):
   Investments ..........................................................       40,576,538
   Futures contracts ....................................................         (420,842)
   Swap contracts .......................................................          408,085
   Written options ......................................................          424,854
------------------------------------------------------------------------------------------
                                                                                40,988,635
------------------------------------------------------------------------------------------
 Net change in unrealized appreciation (depreciation):
   Investments ..........................................................      (23,106,451)
   Futures contracts ....................................................           71,231
   Swap contracts .......................................................         (268,507)
   Written options ......................................................          479,518
------------------------------------------------------------------------------------------
                                                                               (22,824,209)
------------------------------------------------------------------------------------------
 Net realized and unrealized gain (loss) ................................       18,164,426
------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS .........    $  19,648,899
==========================================================================================

    The accompany notes are an integral part of these financial statements.

                                    SAI-186

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
GOVERNMENT CREDIT BOND FUND


Statement of Changes in Net Assets

                                                                                           YEAR ENDED DECEMBER 31,
                                                                                           2003               2002
-----------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss) .....................................................    $   1,484,473      $   3,025,861
Net realized gain (loss) .........................................................       40,988,635         23,814,778
Net change in unrealized appreciation (depreciation) .............................      (22,824,209)        20,106,591
-----------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from operations ..................       19,648,899         46,947,230
-----------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from participant transactions ....      (97,292,910)       (32,737,541)
-----------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets ............................................      (77,644,011)        14,209,689
NET ASSETS
 Beginning of year ...............................................................      456,964,405        442,754,716
-----------------------------------------------------------------------------------------------------------------------
 End of year .....................................................................    $ 379,320,394      $ 456,964,405
=======================================================================================================================

    The accompany notes are an integral part of these financial statements.

                                    SAI-187

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
GOVERNMENT CREDIT BOND FUND


Statement of Changes in Net Assets (Continued)


                                                                             YEAR ENDED DECEMBER 31,
                                                                     2003                              2002
-------------------------------------------------------------------------------------------------------------------------
                                                            UNITS            AMOUNT           UNITS            AMOUNT
-------------------------------------------------------------------------------------------------------------------------
UNITS OF PARTICIPATION
PARTICIPANT TRANSACTIONS FOR THE FUND WERE AS FOLLOWS:
Units issued .........................................     4,393,589    $   84,642,492       4,953,943    $   88,008,911
Units redeemed .......................................    (9,491,275)     (181,935,402)     (6,878,016)     (120,746,452)
-------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) ..............................    (5,097,686)   $  (97,292,910)     (1,924,073)   $  (32,737,541)
=========================================================================================================================


Units in excess of 10% of the Fund units outstanding at December 31, 2003 held by 4 of the Fund's unitholders aggregated 78% of the Fund's total units outstanding.



    The accompany notes are an integral part of these financial statements.


                                    SAI-188

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
GOVERNMENT CREDIT BOND FUND


Financial Highlights
(FOR A UNIT OF PARTICIPATION OUTSTANDING THROUGHOUT THE YEAR)


                                                                          YEAR ENDED DECEMBER 31,
                                                    -------------------------------------------------------------------
                                                        2003          2002          2001          2000          1999
-----------------------------------------------------------------------------------------------------------------------
SELECTED PER UNIT DATA
Net asset value, beginning of year ..............    $  18.70      $  16.80      $  15.47      $  13.92      $  14.18
-----------------------------------------------------------------------------------------------------------------------
Net investment income (loss) (a) ................        0.07          0.12          0.12          0.94          0.86
Net realized and unrealized gain (loss) .........        0.85          1.78          1.21          0.61        ( 1.12)
-----------------------------------------------------------------------------------------------------------------------
Total from investment operations ................        0.92          1.90          1.33          1.55        ( 0.26)
-----------------------------------------------------------------------------------------------------------------------
Net asset value, end of year ....................    $  19.62      $  18.70      $  16.80      $  15.47      $  13.92
=======================================================================================================================
Total return (%) (b) ............................        4.90         11.34          8.60         11.14        ( 1.83)
=======================================================================================================================
RATIO TO AVERAGE NET ASSETS
Ratio of expenses (%) (c) .......................        0.01          0.01          0.01          0.02          0.01
-----------------------------------------------------------------------------------------------------------------------
Ratio of net investment income (%) ..............        0.35          0.69          0.76          6.50          6.17
-----------------------------------------------------------------------------------------------------------------------
Portfolio turnover (%) ..........................         206            96            65           734           824
-----------------------------------------------------------------------------------------------------------------------
Net assets, end of year (000,000s) ..............    $    379      $    457      $    443      $    538      $  4,808
=======================================================================================================================

(a) Net investment income (loss) per unit has been calculated based upon an average of month-end units outstanding.

(b) Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of the year. The calculation includes only those expenses charged directly to the Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(c) The calculation includes only those expenses charged directly to the Fund, and does not include expenses charged to the funds in which the Fund invests.





    The accompany notes are an integral part of these financial statements.

                                    SAI-189

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
GOVERNMENT CREDIT BOND FUND

Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                                              VALUE
--------------------------------------------------------------------------------------------------------------------------------
                    DEBT INSTRUMENTS -- 3.6%
 USD       610,000  Financing Corp Fico .............................................     9.40%    02/08/2018      $    861,222
           870,000  Financing Corp Fico .............................................    10.35%    08/03/2018         1,323,305
        27,257,946  GE Capital Commercial Mortgage Corp .............................     1.65%    12/15/2020         2,327,572
         1,220,000  Providian Master Trust ..........................................     7.49%    08/17/2009         1,258,906
           150,000  United States Treasury Bills(1) .................................     0.84%    02/19/2004           149,824
         2,185,000  United States Treasury Bond(2) ..................................     8.13%    05/15/2021         2,977,893
         1,300,000  United States Treasury Bond(2) ..................................     8.13%    08/15/2021         1,773,473
         1,000,000  United States Treasury Note(2) ..................................     1.63%    03/31/2005         1,003,521
         2,250,000  United States Treasury Note(2) ..................................     3.00%    02/15/2008         2,260,462
--------------------------------------------------------------------------------------------------------------------------------
                    TOTAL DEBT INSTRUMENTS ..........................................                                13,936,178
--------------------------------------------------------------------------------------------------------------------------------
UNITS
--------------------------------------------------------------------------------------------------------------------------------
                    STATE STREET BANK AND TRUST COMPANY
                    COLLECTIVE INVESTMENT FUNDS -- 96.4%
        13,178,123  Credit Fund3 ....................................................                               176,336,463
        13,074,536  Government Fund3 ................................................                               170,400,422
        25,849,168  Short Term Investment Fund3 .....................................                                25,849,168
--------------------------------------------------------------------------------------------------------------------------------
                    TOTAL COLLECTIVE INVESTMENT FUNDS ...............................                               372,586,053
--------------------------------------------------------------------------------------------------------------------------------
CURRENT NOTIONAL AMOUNT
--------------------------------------------------------------------------------------------------------------------------------
                    PURCHASED SWAPTIONS -- 0.0%
$  10,000,000       Purchased Call Swaption with JP Morgan effective November 14,                                        55,000
                    2003 and exercisable on May 14, 2004 to enter into a swap
                    effective May 18, 2004 and terminating on May 18, 2006 to make semiannual payments equal to the Current Notional Amount
                    multiplied by the Fixed Rate of 2.775%; and to receive semiannual payments equal to 6 month LIBOR multiplied by the Current
                    Notional Amount of $10,000,000.
--------------------------------------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS -- 100%
(COST $358,466,604)..................................................................                              $386,577,231
================================================================================================================================

1 All or a portion of this security was pledged to cover margin requirements for open future contracts.

2 All or a portion of this security has been purchased on a delayed delivery basis.

3   Collective investment fund advised by State Street Global Advisors.

   The accompanying notes are an integral part of these financial statements.

                                    SAI-190

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
GOVERNMENT CREDIT BOND FUND

Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003 (Concluded)
--------------------------------------------------------------------------------

At December 31, 2003, U.S Treasury Bills with principal of $150,000 were pledged to cover margin requirements for open futures contracts. The following futures contracts were open at December 31, 2003:


                                          NUMBER OF
                                          CONTRACTS         NOTIONAL                            UNREALIZED
          FUTURES CONTRACTS             LONG/(SHORT)        COST ($)        MATURITY DATE     GAIN/(LOSS) ($)
------------------------------------   --------------   ---------------   ----------------   ----------------
Eurodollar Futures                            10            2,439,915     September 2004              16,210
Eurodollar Futures                            10            2,427,540      December 2004              18,460
Eurodollar Futures                            10            2,417,915       March 2005                17,835
Eurodollar Futures                            10            2,407,915        June 2005                17,335
U.S. Treasury Bonds Futures                   15            1,631,193       March 2004                 8,495
U.S. Treasury Notes 10 Year Future           (18)          (2,007,350)      March 2004               (13,431)
U.S. Treasury Notes 5 Year Futures            12            1,333,173       March 2004                 6,327
                                                                                                     -------
                                                                                                      71,231
                                                                                                     =======

USD: United States Dollar

The following swap contracts were open at December 31, 2003:

CREDIT DEFAULT SWAPS



                     FUND
                   RECEIVES/   IN EXCHANGE
                   PROVIDES    FOR PREMIUM    PREMIUM
                    CREDIT     PAYMENTS OF    PAYMENT     EFFECTIVE
COUNTERPARTY      PROTECTION   (PER ANNUM)   FREQUENCY      DATE
---------------- ------------ ------------- ----------- ------------
Morgan Stanley     Receives       1.150%     Quarterly   10/19/2002
Morgan Stanley     Receives       1.150%     Quarterly   10/19/2002



                                NOTIONAL                                 DEFAULT    UNREALIZED
                   MATURITY      AMOUNT                                  AMOUNT     GAIN/LOSS
COUNTERPARTY         DATE         ($)                ISSUER                ($)         ($)
---------------- ------------ ----------- --------------------------- ------------ -----------
Morgan Stanley    10/19/2007   2,000,000   Simon Property Group Inc.   10,000,000     (42,729)
Morgan Stanley    10/19/2007   2,000,000   Equity Residential          10,000,000     (49,813)
                                                                                      -------
                                                                                      (92,542)
                                                                                      =======

TOTAL RETURN SWAPS


                                 LIBOR         INTEREST
COUNTERPARTY         INDEX       PAYER           RATE
-------------- ---------------- ------- ----------------------
                Lehman CMBS,
Deutche Bank    ERISA Eligible  Fund    1 Mo LIBOR -- 60 bps



                                                        NOTIONAL      COST    UNREALIZED
                SETTLEMENT    EFFECTIVE    MATURITY      AMOUNT     PREMIUM   GAIN/LOSS
COUNTERPARTY      PERIOD        DATE         DATE          ($)        ($)        ($)
-------------- ------------ ------------ ------------ ------------ --------- -----------
Deutche Bank   Monthly      09/01/2003   02/01/2004   10,000,000   --        102,516
                                                                             =======

   The accompanying notes are an integral part of these financial statements.

                                    SAI-191

--------------------------------------------------------------------------------

                       STATE STREET BANK AND TRUST COMPANY
                           GOVERNMENT CREDIT BOND FUND

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2003


1. FUND ORGANIZATION AND INVESTMENT OBJECTIVE

   State Street Bank and Trust Company ("State Street Bank") Government Credit Bond Fund (the "Fund") was formed by State Street Bank under the State Street Bank and Trust Company Investment Funds for Tax Exempt Retirement Plans Declaration of Trust. The investment objective of the Fund is to match or exceed the return of the Lehman Brothers Government Credit Bond Index. The Fund may attempt to achieve its investment objective by investing in other collective investment funds (each an "underlying fund"), managed by the Trustee, which have characteristics consistent with the overall investment objective. Refer to the financial statements of each underlying fund for disclosure of its accounting policies and investment holdings. State Street Bank is Trustee, custodian, and recordkeeper of the Fund and has exclusive management and control of the Trust. State Street Global Advisors, a division of State Street Bank, is the Fund's investment manager.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which require the use of management estimates. Actual results could differ from those estimates. The policies described below are followed consistently in the preparation of the financial statements.


   A. SECURITY VALUATION

      Fixed income investments are valued on the basis of valuations furnished by a pricing service approved by the Trustee, which determines valuations using methods based on market transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders, or at fair value as determined in good faith by the Trustee. Short-term investments, if any, are stated at amortized cost, which approximates fair value. Investments in regulated investment companies or collective investment funds are valued at the net asset value per share/unit on the valuation date.


   B. SECURITY TRANSACTIONS AND INVESTMENT INCOME

      Security transactions are accounted for as of trade date. Realized gains and losses from investment transactions are determined using the average cost method. Dividend income, if any, is recorded on the ex-dividend date. Distributions received from collective investment funds are recorded on the ex-dividend date and retain the character of income as earned by the underlying fund. Interest income earned on securities, if any, is recorded on the accrual basis. Interest income includes accretion of discounts and amortization of premiums, if any.

      Collective investment funds, in which the Fund invests, may retain investment income and net realized gains. Accordingly, realized and unrealized gains and losses reported by the Fund may include a component attributable to investment income of the underlying funds.


   C. INCOME TAXES

      It is the Fund's policy to comply with the requirements of Section 501(a) of the Internal Revenue Code relating to collective investment of employee benefit funds. Accordingly, the Fund is exempt from federal and state taxes and no federal or state tax provision is required.


   D. ISSUANCES AND REDEMPTIONS OF UNITS OF PARTICIPATION

      The net asset value of the Fund is determined each business day ("valuation date"). Issuances and redemptions of Fund units are made on such days, based upon the net asset value per unit.


                                    SAI-192

--------------------------------------------------------------------------------

                       STATE STREET BANK AND TRUST COMPANY
                           GOVERNMENT CREDIT BOND FUND

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2003



   E. EXPENSES

      Under the Declaration of Trust, the Fund may pay certain expenses for services received. The Fund pays State Street Bank for custody services. The Fund indirectly bears the expenses paid by the underlying funds, if any. State Street Global Advisors receives investment management fees from the participating accounts and therefore, the Fund makes no payment for these services.


   F. DISTRIBUTIONS TO PARTICIPANTS

      Net investment income and net realized gains are retained by the Fund.


   G. FUTURES CONTRACTS

      The Fund may use futures contracts to manage exposure to the market. Buying futures tends to increase a fund's exposure to the underlying instrument. Selling futures tends to decrease a fund's exposure to the underlying instrument held by a fund, or hedge the fair value of other fund investments.

      Futures contracts are valued at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded. Upon entering into a futures contract, the Fund is required to deposit either in cash, currency or securities an amount ("initial margin") equal to a certain percentage of the nominal value of the contract. Subsequent payments are made or received by the Fund periodically, depending on the fluctuation in the value of the underlying index or security, and are recorded as unrealized gains or losses by the Fund. A gain or loss is realized when the contract is closed or expires.

      Futures contracts involve, to varying degrees, credit and market risks. The Fund enters into futures contracts only on exchanges or boards of trade where the exchange or board of trade acts as the counterparty to the transaction. Thus, credit risk on such transactions is limited to the failure of the exchange or board of trade. Losses in value may arise from changes in the value of the underlying instruments or if there is an illiquid secondary market for the contracts. In addition, there is the risk that there may not be an exact correlation between a futures contract and the underlying index or security.


   H. CREDIT DEFAULT SWAP CONTRACTS

      The Fund may invest in credit default swaps. Credit default swap contracts entered into by the Fund typically represent the exchange by the Fund with a counterparty of a commitment to provide a level of credit protection for a commitment to receive interest at a fixed rate based on the potential risk of default of the relevant underlying issuer. Providing credit protection to a counterparty tends to increase a Fund's exposure to the underlying instrument. Receiving credit protection from a counterparty tends to decrease a Fund's exposure to the underlying instrument held by a Fund, or hedge the fair value of other Fund investments. Such contracts may have a term of one to ten years, but typically require periodic interim settlement in cash. During the period that the credit default swap contract is open, the contract is marked-to-market in accordance with the terms of the contract based on the current interest rate spreads and credit risk of the referenced obligation of the underlying issuer and interest accrual through valuation date. Changes in the value of the credit default swap are recorded as unrealized gains or losses, while periodic cash settlements are recorded as realized gains or losses.

      Entering into a credit default swap contract involves, to varying degrees, elements of credit, market and interest rate risk in excess of the amounts reported in the Statement of Assets and Liabilities. Notional principal amounts are used to express the extent of involvement in the transactions, and may be delivered


                                    SAI-193

--------------------------------------------------------------------------------

                       STATE STREET BANK AND TRUST COMPANY
                           GOVERNMENT CREDIT BOND FUND

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2003



      under the contracts in the event of default of the underlying issuer. In addition to credit exposure to the underlying issuer implicit in the contract, credit risk is applicable to any amounts receivable from the counterparty. To reduce credit risk from potential counterparty default, the Fund enters into credit default swap contracts with counterparties whose creditworthiness has been approved by the Trustee. The Fund bears the interest rate and market risk arising from any change in the interest rate or credit rating of the underlying issuer.


   I. TOTAL RETURN SWAP CONTRACTS

      The Fund may invest in total return swap contracts. The Fund uses total return swap contracts to gain exposure to different underlying instruments. Total return swap contracts entered into by the Fund typically represent the exchange by the Fund with a counterparty of a commitment to pay interest at a variable rate for a cash flow based on the change in market price and/or total return (change in market price plus related income, if any) of the relevant index or security. Such contracts may have a term of one to ten years, but typically require periodic interim settlement in cash, at which time both the value of the index or security and the specified interest rate are reset for the next settlement period. During the period that the swap contract is open, the contract is marked-to-market as the net amount due to or from the Fund in accordance with the terms of the contract based on the closing level of the relevant index or security and interest accrual through valuation date. Changes in the value of the swap contract are recorded as unrealized gains or losses, while periodic cash settlements are recorded as realized gains or losses.

      Entering into a swap contract involves, to varying degrees, elements of credit, market and interest rate risk in excess of the amounts reported in the Statement of Assets and Liabilities. Notional principal amounts are used to express the extent of involvement in the transactions, but are not delivered under the contracts. Accordingly, credit risk is limited to any amounts receivable from the counterparty. To reduce credit risk from potential counterparty default, the Fund enters into swap contracts with counterparties whose creditworthiness has been approved by the Trustee. The Fund bears the market risk arising from any change in index or security values or interest rates.


   J. SWAPTION CONTRACTS

      The Fund may purchase or write swaption contracts to manage exposure to fluctuations in interest rates or hedge the fair value of other Fund investments. Swaption contracts entered into by the Fund typically represent an option that gives the purchaser the right, but not the obligation, to enter into a swap contract on a future date. If a call swaption is exercised, the purchaser will enter a swap to receive the fixed rate and pay a floating rate in exchange. Exercising a put would entitle the purchaser to pay a fixed rate and receive a floating rate.

      Swaption contracts are marked-to-market as the net amount due to or from the Fund in accordance with the terms of the contract based on the closing level of the relevant market rate of interest. Changes in the value of the swaption are reported as unrealized gains or losses. Gain or loss is recognized when the swaption contract expires or is closed. When the Fund writes a swaption, the premium received is recorded as a liability and is subsequently adjusted to the current fair value of the swaption written. Premiums received from writing swaptions that expire unexercised are treated by the Fund on the expiration date as realized gains from swaptions. The difference between the premium and the amount paid on effecting a closing purchase transaction, including brokerage commissions, is also treated as a realized gain or loss.

      The risk of loss is limited to premiums paid on a purchased swaption. Entering into a written swaption contract involves, to varying degrees, the elements of credit, market and interest rate risk in excess of the


                                    SAI-194

--------------------------------------------------------------------------------

                       STATE STREET BANK AND TRUST COMPANY
                           GOVERNMENT CREDIT BOND FUND

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2003



      amounts reported in the Statement of Assets and Liabilities, associated with both option contracts and swap contracts. To reduce credit risk from potential counterparty default, the Fund enters into swaption contracts with counterparties whose creditworthiness has been approved by the Trustee. The Fund bears the market risk arising from any change in index values or interest rates.


   K. OPTION CONTRACTS

      The Fund may purchase or write option contracts to manage exposure to the securities markets and to fluctuations in interest rates. Writing puts and buying calls tend to increase the Fund's exposure to the underlying instrument. Buying puts and writing calls tend to decrease the Fund's exposure to the underlying instrument held by the Fund, or hedge the fair value of other Fund investments.

      Exchange-traded options are valued using the last sale price or, in the absence of a sale, the last offering price. Options traded over-the-counter are valued using dealer-supplied valuations. Gain or loss is recognized when the option contract is exercised, expires or is closed.

      When the Fund writes an option, the premium received is recorded as a liability and is subsequently adjusted to the current fair value of the option written. Premiums received from writing options that expire unexercised are treated by the Fund on the expiration date as realized gains from written options. The difference between the premium and the amount paid for a closing purchase, including brokerage commissions, is also recorded as a realized gain/loss. If a written call option is exercised, the premium originally received is recorded as an addition to sales proceeds. If a written put option is exercised, the premium originally received is recorded as an addition to cost of investments.

      Options involve, to varying degrees, credit and market risks. Loss in value may arise from changes in the value of the underlying instruments. In writing a put option, the Fund assumes the risk of incurring a loss if the market price decreases and the option is exercised. Writing a call option will increase the risk of loss to the Fund, if the market price increases and the option is exercised. In addition, there is the risk that the Fund may not be able to enter into a closing transaction because of an illiquid secondary market for the contracts or if the counterparties do not perform in accordance with the contracts' terms.


   L. TREASURY DOLLAR ROLLS TRANSACTIONS

      The Fund may enter into dollar roll transactions. A dollar roll transaction may involve the sale of securities by the Fund with a simultaneous purchase of the same securities at an agreed upon price and date. During the period between the sale and purchase, the Fund will not be entitled to accrue interest and/or receive principal payments on the securities sold. The Fund is compensated by the difference between the current sales price and the lower forward price of the future purchase (often referred to as the "drop"), which is reported as interest income, as well as by the interest earned on the cash proceeds of the initial sale. Dollar roll transactions involve the risk that the market value of the securities sold by the Fund may decline below the purchase price of those securities.

                                    SAI-195

--------------------------------------------------------------------------------

                       STATE STREET BANK AND TRUST COMPANY
                           GOVERNMENT CREDIT BOND FUND

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2003



3. INVESTMENT TRANSACTIONS

   Purchases and sales of securities, including in-kind contributions and redemptions, if any, during the period ended December 31, 2003 were $871,706,092 and $977,377,926, respectively.


   Written option transactions during the year were as follows:

                                                              CONTRACT        PREMIUMS
                                                               AMOUNTS        RECEIVED
-----------------------------------------------------------------------------------------
Written options outstanding at beginning of year .........      1,214      $    428,519
Options opened ...........................................      2,534         1,242,364
Options exercised ........................................         --                --
Options expired ..........................................     (1,334)         (331,539)
Options closed ...........................................     (2,414)       (1,339,344)
-----------------------------------------------------------------------------------------
Written options outstanding at end of year ...............         --      $         --
=========================================================================================

4. NAME CHANGE DURING THE YEAR

   On March 15, 2003, the Fund Declaration was amended resulting in a name change from State Street Bank and Trust Company Government Corporate Bond Fund to State Street Bank and Trust Company Government Credit Bond Fund.


                                    SAI-196

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT AUDITORS


To the Participants and Trustee of
State Street Bank and Trust Company
Government Fund


In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations, of cash flows and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of State Street Bank and Trust Company Government Fund at December 31, 2003, and the results of its operations, its cash flows, the changes in its net assets and the financial highlights for the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2003 by correspondence with the custodian, provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
March 5, 2004




                                    SAI-197

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
GOVERNMENT FUND

Statement of Assets and Liabilities
December 31, 2003

--------------------------------------------------------------------------------

ASSETS
Investments in securities, at value (cost $1,087,166,414)........................    $1,091,385,029
Receivable for Fund units issued ................................................         2,567,515
Receivable for investments sold .................................................           512,800
Interest receivable .............................................................         8,308,361
Unrealized gain on open swap contracts ..........................................           799,329
---------------------------------------------------------------------------------------------------
 Total assets ...................................................................     1,103,573,034
---------------------------------------------------------------------------------------------------
LIABILITIES
Due to custodian ................................................................         2,015,060
Payable for investments purchased ...............................................       438,368,040
Variation margin payable ........................................................               470
Accrued expenses ................................................................            10,895
---------------------------------------------------------------------------------------------------
 Total liabilities ..............................................................       440,394,465
---------------------------------------------------------------------------------------------------
NET ASSETS (equivalent to $13.03 per unit based on 50,886,441 units outstanding)     $  663,178,569
===================================================================================================

    The accompanying notes are an integral part of these financial statements.

                                    SAI-198

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
GOVERNMENT FUND

Statement of Operations
Year Ended December 31, 2003

--------------------------------------------------------------------------------

INVESTMENT INCOME
 Interest ...............................................................  $ 18,823,873
----------------------------------------------------------------------------------------
   Total investment income ..............................................    18,823,873
----------------------------------------------------------------------------------------
EXPENSES
 Custody ................................................................        97,757
 Audit ..................................................................        27,000
 Other ..................................................................         4,342
----------------------------------------------------------------------------------------
   Total expenses .......................................................       129,099
----------------------------------------------------------------------------------------
   Net investment income (loss) .........................................    18,694,774
----------------------------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss):
   Investments ..........................................................    (3,390,167)
   Futures contracts ....................................................       287,544
   Swap contracts .......................................................     3,838,056
   Written options ......................................................         6,201
----------------------------------------------------------------------------------------
                                                                                741,634
----------------------------------------------------------------------------------------
 Net change in unrealized appreciation (depreciation):
   Investments ..........................................................    (1,886,773)
   Futures contracts ....................................................         3,210
   Swap contracts .......................................................    (1,583,416)
   Written options ......................................................       859,560
----------------------------------------------------------------------------------------
                                                                             (2,607,419)
----------------------------------------------------------------------------------------
 Net realized and unrealized gain (loss) ................................    (1,865,785)
----------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS .........  $ 16,828,989
========================================================================================


   The accompanying notes are an integral part of these financial statements.

                                    SAI-199

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
GOVERNMENT FUND

Statement of Changes in Net Assets


                                                                                            YEAR ENDED DECEMBER 31,
                                                                                            2003                2002
-------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss) ......................................................     $ 18,694,774      $   14,286,328
Net realized gain (loss) ..........................................................          741,634          44,771,852
Net change in unrealized appreciation (depreciation) ..............................       (2,607,419)         (2,256,181)
-------------------------------------------------------------------------------------------------------------------------
 Net increase (decrease) in net assets resulting from operations ..................       16,828,989          56,801,999
-------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from participant transactions .....      140,357,773        (123,620,565)
-------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS .............................................      157,186,762         (66,818,566)
NET ASSETS
 Beginning of year ................................................................      505,991,807         572,810,373
-------------------------------------------------------------------------------------------------------------------------
 End of year ......................................................................     $663,178,569      $  505,991,807
=========================================================================================================================


   The accompanying notes are an integral part of these financial statements.

                                    SAI-200

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
GOVERNMENT FUND

Statement of Changes in Net Assets (Continued)


                                                                              YEAR ENDED DECEMBER 31,
                                                       ---------------------------------------------------------------------
                                                                      2003                               2002
                                                       ---------------------------------------------------------------------
                                                             UNITS            AMOUNT            UNITS            AMOUNT
----------------------------------------------------------------------------------------------------------------------------
UNITS OF PARTICIPATION
PARTICIPANT TRANSACTIONS FOR THE FUND WERE AS FOLLOWS:
Units issued .........................................     35,488,385    $  458,563,995        8,643,358    $  104,033,767
Units redeemed .......................................    (24,554,126)     (318,206,222)     (19,203,904)     (227,654,332)
----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) ..............................     10,934,259    $  140,357,773      (10,560,546)   $ (123,620,565)
============================================================================================================================

Units in excess of 10% of the Fund units outstanding at December 31, 2003 held by 3 of the Fund's unitholders aggregated 97% of the Fund's total units outstanding.


   The accompanying notes are an integral part of these financial statements.

                                    SAI-201

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
GOVERNMENT FUND


Statement of Cash Flows
Year Ended December 31, 2003

--------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net increase (decrease) in net assets from operations ...................................    $     16,828,989
 Adjustments to reconcile net increase in net assets from operations to net cash provided by (used for) operating activities:
   Purchase of investment securities .....................................................      (8,066,561,323)
   Proceeds from disposition of investment securities ....................................       7,871,505,706
   Increase (decrease) in premiums on options written ....................................            (616,239)
   Purchase of short term investment securities (net) ....................................          (6,087,260)
   Amortization (accretion) of premium (discount) ........................................             582,853
   Dollar roll income ....................................................................         (12,077,388)
   (Increase) decrease in variation margin ...............................................                 470
   (Increase) decrease in interest receivable ............................................          (1,935,548)
   (Increase) decrease in receivable for investments sold ................................            (512,800)
   Increase (decrease) in payable for swap contracts .....................................           1,583,416
   Increase (decrease) in payable for investments purchased ..............................          53,057,731
   Increase (decrease) in accrued expenses ...............................................               8,694
   Net (increase) decrease in unrealized appreciation (depreciation) on investments ......           1,886,773
   Net (increase) decrease in unrealized appreciation (depreciation) on written options ..            (859,560)
   Net realized (gain) loss on investments ...............................................           3,390,167
----------------------------------------------------------------------------------------------------------------
 Net cash provided by (used for) operating activities ....................................        (139,805,319)
----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from units sold ................................................................         455,996,481
 Payments on units redeemed ..............................................................        (318,206,222)
----------------------------------------------------------------------------------------------------------------
 Net cash provided by (used for) financing activities ....................................         137,790,259
----------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash ..........................................................          (2,015,060)
CASH:
 Beginning balance .......................................................................                  --
----------------------------------------------------------------------------------------------------------------
 Ending balance ..........................................................................    $     (2,015,060)
================================================================================================================

   The accompanying notes are an integral part of these financial statements.

                                    SAI-202

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
GOVERNMENT FUND


Financial Highlights
(FOR A UNIT OF PARTICIPATION OUTSTANDING THROUGHOUT THE YEAR)


                                                                     YEAR ENDED DECEMBER 31,
                                                    --------------------------------------------------------
                                                        2003          2002          2001          2000 (A)
------------------------------------------------------------------------------------------------------------
SELECTED PER UNIT DATA
Net asset value, beginning of year ..............    $  12.66      $  11.34      $  10.50        $  10.00
------------------------------------------------------------------------------------------------------------
Net investment income (loss) (b) ................        0.44          0.32          0.41            0.15
Net realized and unrealized gain (loss) .........      ( 0.07)         1.00          0.43            0.35
------------------------------------------------------------------------------------------------------------
Total from investment operations ................        0.37          1.32          0.84            0.50
------------------------------------------------------------------------------------------------------------
Net asset value, end of year ....................    $  13.03      $  12.66      $  11.34        $  10.50
------------------------------------------------------------------------------------------------------------
Total return (%) (c) ............................        2.90         11.68          8.00            5.01(e)
------------------------------------------------------------------------------------------------------------
RATIOS TO AVERAGE NET ASSETS
Ratio of expenses (%) (d) .......................        0.02          0.01          0.01            0.00(e)
------------------------------------------------------------------------------------------------------------
Ratio of net investment income (%) ..............        3.38          2.73          3.79            1.53(e)
------------------------------------------------------------------------------------------------------------
Portfolio turnover % ............................       1,751         1,569         5,506           1,607(e)
------------------------------------------------------------------------------------------------------------
Net assets, end of year (000,000s) ..............    $    663      $    506      $    573        $    866
============================================================================================================

(a)  The Fund commenced operations on October 6, 2000.

(b) Net investment income (loss) per unit has been calculated based upon an average of month-end units outstanding.

(c) Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of the year. The calculation includes only those expenses charged directly to the Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(d) The calculation includes only those expenses charged directly to the Fund, and does not include expenses charged to the funds in which the Fund invests.

(e)  Not annualized.


   The accompanying notes are an integral part of these financial statements.

                                    SAI-203

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
GOVERNMENT FUND

Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003

------------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                                       VALUE
------------------------------------------------------------------------------------------------------------------------
                         DEBT INSTRUMENTS -- 57.9%
USD          11,500,000  Fannie Mae ..............................................     1.88%  09/15/2005    $11,511,730
              5,000,000  Fannie Mae ..............................................     2.13%  10/14/2005      4,986,746
             10,000,000  Fannie Mae ..............................................     2.00%  01/15/2006      9,990,400
              5,000,000  Fannie Mae ..............................................     2.75%  11/21/2006      4,968,609
              5,000,000  Fannie Mae ..............................................     3.75%  01/23/2008      5,003,000
              5,000,000  Fannie Mae ..............................................     3.75%  09/15/2008      4,997,450
              7,800,000  Fannie Mae ..............................................     5.25%  01/15/2009      8,389,993
              5,000,000  Fannie Mae ..............................................     7.13%  06/15/2010      5,870,150
              3,000,000  Fannie Mae ..............................................     4.38%  03/15/2013      2,946,180
              5,000,000  Fannie Mae ..............................................     4.63%  10/15/2013      4,960,400
             15,000,000  Fannie Mae ..............................................     2.32%  02/25/2022     15,001,860
              8,000,000  Federal Home Loan Bank System ...........................     3.63%  10/15/2004      8,127,820
              3,000,000  Federal Home Loan Bank System ...........................     1.75%  06/17/2005      2,988,146
             15,000,000  Federal Home Loan Bank System ...........................     5.13%  03/06/2006     15,938,099
              5,500,000  Federal Home Loan Bank System ...........................     5.25%  08/15/2006      5,879,665
              2,570,000  Federal Home Loan Bank System ...........................     5.63%  11/15/2011      2,759,563
              2,300,000  Federal Home Loan Bank System ...........................     4.50%  09/16/2013      2,262,487
              1,600,000  Freddie Mac .............................................     3.88%  02/15/2005      1,643,456
              6,100,000  Freddie Mac .............................................     2.00%  02/18/2005      6,104,572
              5,000,000  Freddie Mac .............................................     1.52%  07/22/2005      4,956,059
              7,000,000  Freddie Mac .............................................     2.20%  10/27/2005      6,987,676
             10,000,000  Freddie Mac .............................................     2.13%  11/15/2005     10,034,000
              5,000,000  Freddie Mac .............................................     1.67%  11/23/2005      5,000,000
              4,300,000  Freddie Mac .............................................     2.20%  12/30/2005      4,280,827
              5,000,000  Freddie Mac .............................................     2.50%  12/30/2005      5,006,073
              4,000,000  Freddie Mac .............................................     3.13%  08/25/2006      4,021,280
              5,000,000  Freddie Mac .............................................     2.75%  10/06/2006      4,983,484
             10,000,000  Freddie Mac .............................................     3.00%  10/27/2006     10,024,266
             25,000,000  Freddie Mac .............................................     2.88%  12/15/2006     25,165,251
              6,800,000  Freddie Mac .............................................     4.50%  07/23/2007      6,911,112
              5,200,000  Freddie Mac .............................................     4.00%  10/29/2007      5,255,640
             10,000,000  Freddie Mac .............................................     3.63%  09/15/2008     10,050,399
              5,000,000  Freddie Mac .............................................     5.13%  10/15/2008      5,351,100
              5,000,000  Freddie Mac .............................................     5.75%  03/15/2009      5,489,000
              1,500,000  Freddie Mac .............................................     5.13%  07/15/2009      1,522,605
              8,000,000  Freddie Mac .............................................     5.63%  03/15/2011      8,681,360
              5,000,000  Freddie Mac .............................................     4.75%  10/11/2012      4,946,850
              3,000,000  Freddie Mac .............................................     5.13%  11/07/2013      2,995,170
              3,000,000  Sallie Mae Inc ..........................................     2.00%  03/15/2005      3,020,190
             20,000,000  United States Treasury Bond .............................    12.38%  05/15/2004     20,835,800
             20,000,000  United States Treasury Bond .............................    11.63%  11/15/2004     21,785,199
             20,000,000  United States Treasury Bond .............................    12.00%  05/15/2005     22,876,802
              5,000,000  United States Treasury Bond .............................     9.38%  02/15/2006      5,774,350
              8,000,000  United States Treasury Bond .............................     6.50%  02/15/2010      9,295,840
              3,100,000  United States Treasury Bond .............................    11.25%  02/15/2015      4,962,697
             16,476,000  United States Treasury Bond .............................     8.88%  08/15/2017     23,332,322
              6,500,000  United States Treasury Bond .............................     8.13%  08/15/2019      8,783,255
             12,400,000  United States Treasury Bond .............................     7.88%  02/15/2021     16,504,649
              3,500,000  United States Treasury Bond .............................     7.63%  11/15/2022      4,585,385
              9,829,000  United States Treasury Bond .............................     7.13%  02/15/2023     12,270,819
              9,500,000  United States Treasury Bond .............................     6.88%  08/15/2025     11,621,350
              8,000,000  United States Treasury Bond .............................     5.25%  11/15/2028      8,059,437
              6,060,000  United States Treasury Bond .............................     5.38%  02/15/2031      6,319,428
             16,921,350  United States Treasury Inflation Indexed Bonds ..........     3.88%  01/15/2009     19,105,219

   The accompanying notes are an integral part of these financial statements.

                                    SAI-204

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
GOVERNMENT FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003



----------------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                                         VALUE
----------------------------------------------------------------------------------------------------------------------------
              14,375,000  United States Treasury Note .............................     5.75%   11/15/2005   $   15,434,005
              25,000,000  United States Treasury Note .............................     1.88%   12/31/2005       25,011,719
              10,000,000  United States Treasury Note .............................     4.63%   05/15/2006       10,597,500
               5,000,000  United States Treasury Note .............................     6.88%   05/15/2006        5,558,900
              20,000,000  United States Treasury Note .............................     7.00%   07/15/2006       22,402,798
              31,700,000  United States Treasury Note .............................     3.00%   11/15/2007       31,969,766
              18,000,000  United States Treasury Note .............................     3.25%   08/15/2008       18,110,520
              20,000,000  United States Treasury Note .............................     3.38%   11/15/2008       20,156,400
               2,000,000  United States Treasury Note .............................     3.38%   12/15/2008        2,013,440
              10,000,000  United States Treasury Note .............................     3.63%   05/15/2013        9,616,800
              16,500,000  United States Treasury Note .............................     4.25%   11/15/2013       16,482,180
----------------------------------------------------------------------------------------------------------------------------
                          TOTAL DEBT INSTRUMENTS ..................................                             632,479,248
----------------------------------------------------------------------------------------------------------------------------
                          U.S. GOVERNMENT OBLIGATIONS -- 0.1% .....................
                 940,000  United States Treasury Bills(1) .........................     0.84%   02/19/2004          938,900
----------------------------------------------------------------------------------------------------------------------------
UNITS
----------------------------------------------------------------------------------------------------------------------------
                          STATE STREET BANK AND TRUST COMPANY
                          COLLECTIVE INVESTMENT FUNDS -- 42.0% ($)
              15,306,954  Limited Duration Bond Fund(2) ...........................                             160,049,510
               2,859,878  Long US Agency Index Securities Lending Fund(2) .........                              28,538,719
             269,378,652  Short Term Investment Fund(2) ...........................                             269,378,652
----------------------------------------------------------------------------------------------------------------------------
                          TOTAL COLLECTIVE INVESTMENT FUNDS .......................                             457,966,881
----------------------------------------------------------------------------------------------------------------------------
                          TOTAL INVESTMENTS -- 100% (COST $1,087,166,414)..........                          $1,091,385,029
============================================================================================================================


1 All or a portion of this security was pledged to cover margin requirements for open future contracts.

2  Collective investment fund advised by State Street Global Advisors.

   The accompanying notes are an integral part of these financial statements.

                                    SAI-205

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
GOVERNMENT FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 2003

--------------------------------------------------------------------------------
At December 31, 2003, U.S Treasury Bills with principal of $940,000 were pledged to cover margin requirements for open futures contracts. The following futures contracts were open at December 31, 2003:


                                        NUMBER OF
              FUTURES                   CONTRACTS                                                UNREALIZED
             CONTRACTS                LONG/(SHORT)     NOTIONAL COST ($)       GAIN/(LOSS)      MATURITY DATE
----------------------------------   --------------   -------------------   ----------------   --------------
Eurodollar Futures                        (450)           (110,881,950)     June 2004            $  (9,300)
Eurodollar Futures                         400              98,241,600      September 2004           3,400
Eurodollar Futures                          50              12,094,575      June 2005               31,675
US Treasury Notes 2 Year Futures           (75)            (16,030,950)     March 2004             (22,565)
                                                                                                 ---------
                                                                                                 $   3,210
                                                                                                 =========

USD:  United States Dollar

The following swap contracts were open at December 31, 2003:

TOTAL RETURN SWAPS


                                                             INTEREST
   COUNTERPARTY           INDEX         LIBOR PAYER            RATE
----------------- -------------------- ------------- ------------------------
Lehman Brothers   Lehman US Treasury   Fund          1 month LIBOR-- 17 bps



                                                         NOTIONAL      COST    UNREALIZED
                   SETTLEMENT   EFFECTIVE   MATURITY      AMOUNT     PREMIUM   GAIN/LOSS
   COUNTERPARTY      PERIOD        DATE       DATE         ($)         ($)        ($)
----------------- ------------ ----------- ---------- ------------- --------- -----------
Lehman Brothers   Monthly      9/1/2003    3/1/2004   100,000,000   --        799,329
                                                                              =======

   The accompanying notes are an integral part of these financial statements.

                                    SAI-206

--------------------------------------------------------------------------------

                       STATE STREET BANK AND TRUST COMPANY
                                 GOVERNMENT FUND


                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2003


1. FUND ORGANIZATION AND INVESTMENT OBJECTIVE

   State Street Bank and Trust Company ("State Street Bank") Government Fund (the "Fund") was formed by State Street Bank under the State Street Bank and Trust Company Investment Funds for Tax Exempt Retirement Plans Declaration of Trust. The investment objective of the Fund is to match or exceed the return of the Lehman Brothers Government Index. The Fund may attempt to achieve its investment objective by investing in other collective investment funds (each an "underlying fund"), managed by the Trustee, which have characteristics consistent with the overall investment objective. Refer to the financial statements of each underlying fund for disclosure of its accounting policies and investment holdings. State Street Bank is Trustee, custodian, and recordkeeper of the Fund and has exclusive management and control of the Trust. State Street Global Advisors, a division of State Street Bank, is the Fund's investment manager.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which require the use of management estimates. Actual results could differ from those estimates. The policies described below are followed consistently in the preparation of the financial statements.


   A. SECURITY VALUATION

      Fixed income investments are valued on the basis of valuations furnished by a pricing service approved by the Trustee, which determines valuations using methods based on market transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders, or at fair value as determined in good faith by the Trustee. Short-term investments, if any, are stated at amortized cost, which approximates fair value. Investments in regulated investment companies or collective investment funds are valued at the net asset value per share/unit on the valuation date.


   B. SECURITY TRANSACTIONS AND INVESTMENT INCOME

      Security transactions are accounted for as of trade date. Realized gains and losses from investment transactions are determined using the average cost method. Dividend income, if any, is recorded on the ex-dividend date. Interest income earned on securities, if any, is recorded on the accrual basis. Interest income includes accretion of discounts and amortization of premiums, if any.

      Collective investment funds, in which the Fund invests, may retain investment income and net realized gains. Accordingly, realized and unrealized gains and losses reported by the Fund may include a component attributable to investment income of the underlying funds.


   C. INCOME TAXES

      It is the Fund's policy to comply with the requirements of Section 501(a) of the Internal Revenue Code relating to collective investment of employee benefit funds. Accordingly, the Fund is exempt from federal and state taxes and no federal or state tax provision is required.


   D. ISSUANCES AND REDEMPTIONS OF UNITS OF PARTICIPATION

      The net asset value of the Fund is determined each business day ("valuation date"). Issuances and redemptions of Fund units are made on such days, based upon the net asset value per unit.

                                    SAI-207

--------------------------------------------------------------------------------

                       STATE STREET BANK AND TRUST COMPANY
                                 GOVERNMENT FUND


                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2003



   E. EXPENSES

      Under the Declaration of Trust, the Fund may pay certain expenses for services received. The Fund pays State Street Bank for custody services. The Fund indirectly bears the expenses paid by the underlying funds, if any. State Street Global Advisors receives investment management fees from the participating accounts and therefore, the Fund makes no payment for these services.


   F. DISTRIBUTIONS TO PARTICIPANTS

      Net investment income and net realized gains are retained by the Fund.


   G. FUTURES CONTRACTS

      The Fund may use futures contracts to manage exposure to the market. Buying futures tends to increase a fund's exposure to the underlying instrument. Selling futures tends to decrease a fund's exposure to the underlying instrument held by a fund, or hedge the fair value of other fund investments.

      Futures contracts are valued at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded. Upon entering into a futures contract, the Fund is required to deposit either in cash, currency or securities an amount ("initial margin") equal to a certain percentage of the nominal value of the contract. Subsequent payments are made or received by the Fund periodically, depending on the fluctuation in the value of the underlying index or security, and are recorded as unrealized gains or losses by the Fund. A gain or loss is realized when the contract is closed or expires.

      Futures contracts involve, to varying degrees, credit and market risks. The Fund enters into futures contracts only on exchanges or boards of trade where the exchange or board of trade acts as the counterparty to the transaction. Thus, credit risk on such transactions is limited to the failure of the exchange or board of trade. Losses in value may arise from changes in the value of the underlying instruments or if there is an illiquid secondary market for the contracts. In addition, there is the risk that there may not be an exact correlation between a futures contract and the underlying index or security.


   H. TOTAL RETURN SWAP CONTRACTS

      The Fund may invest in total return swap contracts. The Fund uses total return swap contracts to gain exposure to different underlying instruments. Total return swap contracts entered into by the Fund typically represent the exchange by the Fund with a counterparty of a commitment to pay interest at a variable rate for a cash flow based on the change in market price and/or total return (change in market price plus related income, if any) of the relevant index or security. Such contracts may have a term of one to ten years, but typically require periodic interim settlement in cash, at which time both the value of the index or security and the specified interest rate are reset for the next settlement period. During the period that the swap contract is open, the contract is marked-to-market as the net amount due to or from the Fund in accordance with the terms of the contract based on the closing level of the relevant index or security and interest accrual through valuation date. Changes in the value of the swap contract are recorded as unrealized gains or losses, while periodic cash settlements are recorded as realized gains or losses.

      Entering into a swap contract involves, to varying degrees, elements of credit, market and interest rate risk in excess of the amounts reported in the Statement of Assets and Liabilities. Notional principal amounts are used to express the extent of involvement in the transactions, but are not delivered under the contracts. Accordingly, credit risk is limited to any amounts receivable from the counterparty. To reduce credit risk from potential counterparty default, the Fund enters into swap contracts with counterparties whose creditworthiness has been approved by the Trustee. The Fund bears the market risk arising from any change in index or security values or interest rates.


                                    SAI-208

--------------------------------------------------------------------------------

                       STATE STREET BANK AND TRUST COMPANY
                                 GOVERNMENT FUND


                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2003



   I. CREDIT DEFAULT SWAP CONTRACTS

      The Fund may invest in credit default swaps. Credit default swap contracts entered into by the Fund typically represent the exchange by the Fund with a counterparty of a commitment to provide a level of credit protection for a commitment to receive interest at a fixed rate based on the potential risk of default of the relevant underlying issuer. Providing credit protection to a counterparty tends to increase a Fund's exposure to the underlying instrument. Receiving credit protection from a counterparty tends to decrease a Fund's exposure to the underlying instrument held by a Fund, or hedge the fair value of other Fund investments. Such contracts may have a term of one to ten years, but typically require periodic interim settlement in cash. During the period that the credit default swap contract is open, the contract is marked-to-market in accordance with the terms of the contract based on the current interest rate spreads and credit risk of the referenced obligation of the underlying issuer and interest accrual through valuation date. Changes in the value of the credit default swap are recorded as unrealized gains or losses, while periodic cash settlements are recorded as realized gains or losses.

      Entering into a credit default swap contract involves, to varying degrees, elements of credit, market and interest rate risk in excess of the amounts reported in the Statement of Assets and Liabilities. Notional principal amounts are used to express the extent of involvement in the transactions, and may be delivered under the contracts in the event of default of the underlying issuer. In addition to credit exposure to the underlying issuer implicit in the contract, credit risk is applicable to any amounts receivable from the counterparty. To reduce credit risk from potential counterparty default, the Fund enters into credit default swap contracts with counterparties whose creditworthiness has been approved by the Trustee. The Fund bears the interest rate and market risk arising from any change in the interest rate or credit rating of the underlying issuer.


   J. OPTIONS CONTRACTS

      The Fund may purchase or write option contracts to manage exposure to the securities markets and to fluctuations in interest rates. Writing puts and buying calls tend to increase the Fund's exposure to the underlying instrument. Buying puts and writing calls tend to decrease the Fund's exposure to the underlying instrument held by the Fund, or hedge the fair value of other Fund investments.

      Exchange-traded options are valued using the last sale price or, in the absence of a sale, the last offering price. Options traded over-the-counter are valued using dealer-supplied valuations. Gain or loss is recognized when the option contract is exercised, expires or is closed.

      When the Fund writes an option, the premium received is recorded as a liability and is subsequently adjusted to the current fair value of the option written. Premiums received from writing options that expire unexercised are treated by the Fund on the expiration date as realized gains from written options. The difference between the premium and the amount paid for a closing purchase, including brokerage commissions, is also recorded as a realized gain/loss. If a written call option is exercised, the premium originally received is recorded as an addition to sales proceeds. If a written put option is exercised, the premium originally received is recorded as an addition to cost of investments.

      Options involve, to varying degrees, credit and market risks. Loss in value may arise from changes in the value of the underlying instruments. In writing a put option, the Fund assumes the risk of incurring a loss if the market price decreases and the option is exercised. Writing a call option will increase the risk of loss to the Fund, if the market price increases and the option is exercised. In addition, there is the risk that the Fund may not be able to enter into a closing transaction because of an illiquid secondary market for the contracts or if the counterparties do not perform in accordance with the contracts' terms.


                                    SAI-209

--------------------------------------------------------------------------------

                       STATE STREET BANK AND TRUST COMPANY
                                 GOVERNMENT FUND


                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2003



   K. DOLLAR ROLL TRANSACTIONS

      The Fund may enter into dollar roll transactions. A dollar roll transaction may involve the sale of securities by the Fund with a simultaneous purchase of the same securities at an agreed upon price and date. During the period between the sale and purchase, the Fund will not be entitled to accrue interest and/or receive principal payments on the securities sold. The Fund is compensated by the difference between the current sales price and the lower forward price of the future purchase (often referred to as the "drop"), which is reported as interest income, as well as by the interest earned on the cash proceeds of the initial sale. Dollar roll transactions involve the risk that the market value of the securities sold by the Fund may decline below the purchase price of those securities.


3. INVESTMENT TRANSACTIONS

   Purchases and sales of securities, including in-kind contributions and redemptions, if any, during the period ended December 31, 2003 were $9,880,647,443 and $9,695,559,816, respectively.

   Written option transactions during the year were as follows:


                                                                 CONTRACT        PREMIUMS
                                                                  AMOUNTS        RECEIVED
                                                                ----------   ---------------
   Written options outstanding at beginning of year .........      1,140      $    622,440
   Options written ..........................................      2,820         1,035,314
   Options exercised ........................................         --                --
   Options expired ..........................................       (600)          (72,600)
   Options closed ...........................................     (3,360)       (1,585,154)
                                                                  ------      ------------
   Written options outstanding at end of year ...............         --      $         --
                                                                  ======      ============

4. STATEMENT OF CASH FLOWS

   Information on financial transactions which have been settled through the receipt and disbursement of cash is presented in the Statement of Cash Flows. The cash amount shown in the Statement of Cash Flows is the amount reported as cash or due to Custodian in the Fund's Statement of Assets and Liabilities and represents the cash position in its custodian bank account at December 31, 2003.

                                    SAI-210

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT AUDITORS


To the Participants and Trustee of
State Street Bank and Trust Company
Credit Fund


In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations, of cash flows and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of State Street Bank and Trust Company Credit Fund (formerly "State Street Bank and Trust Company Corporate Fund") at December 31, 2003, and the results of its operations, its cash flows, the changes in its net assets and the financial highlights for the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2003 by correspondence with the custodian, provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
March 5, 2004


                                    SAI-211

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
CREDIT FUND


Statement of Assets and Liabilities
December 31, 2003

--------------------------------------------------------------------------------

ASSETS
Investments in securities, at value
 (cost $532,311,919) ............................................................    $558,573,591
Receivable for Fund units issued ................................................       5,801,298
Interest receivable .............................................................       2,070,422
-------------------------------------------------------------------------------------------------
   Total assets .................................................................     566,445,311
-------------------------------------------------------------------------------------------------
LIABILITIES
Payable for Fund units redeemed .................................................       6,135,202
Payable for investments purchased ...............................................      50,327,677
Variation margin payable ........................................................          14,219
Accrued expenses ................................................................           3,585
Unrealized loss on open swap contracts ..........................................         283,283
-------------------------------------------------------------------------------------------------
   Total liabilities ............................................................      56,763,966
-------------------------------------------------------------------------------------------------
NET ASSETS (equivalent to $13.38 per unit based on 38,090,475 units outstanding)     $509,681,345
=================================================================================================


   The accompanying notes are an integral part of these financial statements.

                                    SAI-212

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
CREDIT FUND

Statement of Operations
Year Ended December 31, 2003

--------------------------------------------------------------------------------

INVESTMENT INCOME
 Interest ...............................................................    $  7,812,031
-----------------------------------------------------------------------------------------
   Total investment income ..............................................       7,812,031
-----------------------------------------------------------------------------------------
EXPENSES
 Custody ................................................................          39,373
 Audit ..................................................................          24,500
 Other ..................................................................           4,110
-----------------------------------------------------------------------------------------
   Total expenses .......................................................          67,983
-----------------------------------------------------------------------------------------
   Net investment income (loss) .........................................       7,744,048
-----------------------------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss):
   Investments ..........................................................      40,949,210
   Futures contracts ....................................................        (105,558)
   Swap contracts .......................................................      (1,317,917)
-----------------------------------------------------------------------------------------
                                                                               39,525,735
-----------------------------------------------------------------------------------------
 Net change in unrealized appreciation (depreciation):
   Investments ..........................................................      (7,528,354)
   Futures contracts ....................................................         (86,028)
   Swap contracts .......................................................         416,918
-----------------------------------------------------------------------------------------
                                                                               (7,197,464)
-----------------------------------------------------------------------------------------
 Net realized and unrealized gain (loss) ................................      32,328,271
-----------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS .........    $ 40,072,319
=========================================================================================

   The accompanying notes are an integral part of these financial statements.

                                    SAI-213

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
CREDIT FUND

Statement of Changes in Net Assets


                                                                                     YEAR ENDED DECEMBER 31,
                                                                                      2003             2002
---------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss) ..................................................  $   7,744,048   $   16,284,541
Net realized gain (loss) ......................................................     39,525,735       23,755,583
Net change in unrealized appreciation (depreciation) ..........................     (7,197,464)      17,693,747
---------------------------------------------------------------------------------------------------------------
 Net increase (decrease) in net assets resulting from operations ..............     40,072,319       57,733,871
---------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from participant transactions .    (80,173,583)    (361,210,525)
---------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS .........................................    (40,101,264)    (303,476,654)
NET ASSETS
 Beginning of year ............................................................    549,782,609      853,259,263
---------------------------------------------------------------------------------------------------------------
 End of year ..................................................................  $ 509,681,345   $  549,782,609
===============================================================================================================


   The accompanying notes are an integral part of these financial statements.

                                    SAI-214

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
CREDIT FUND

Statement of Changes in Net Assets (Continued)


                                                                              YEAR ENDED DECEMBER 31,
                                                       ---------------------------------------------------------------------
                                                                      2003                               2002
                                                       ---------------------------------------------------------------------
                                                             UNITS            AMOUNT            UNITS            AMOUNT
----------------------------------------------------------------------------------------------------------------------------
UNITS OF PARTICIPATION
PARTICIPANT TRANSACTIONS FOR THE FUND WERE AS FOLLOWS:
Units issued .........................................     21,911,227    $  288,768,021       15,770,294    $  185,708,517
Units redeemed .......................................    (28,032,022)     (368,941,604)     (46,991,281)     (546,919,042)
----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) ..............................     (6,120,795)   $  (80,173,583)     (31,220,987)   $ (361,210,525)
============================================================================================================================

Units in excess of 10% of the Fund units outstanding at December 31, 2003 held by 2 of the Fund's unitholders aggregated 97% of the Fund's total units outstanding.



   The accompanying notes are an integral part of these financial statements.

                                    SAI-215

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
CREDIT FUND


Statement of Cash Flows
Year Ended December 31, 2003


--------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net increase (decrease) in net assets from operations ...................................    $     40,072,319
 Adjustments to reconcile net increase in net assets from operations to net cash provided by (used for) operating activities:
   Purchase of investment securities .....................................................      (1,255,697,774)
   Proceeds from disposition of investment securities ....................................       1,403,185,918
   Purchase of short term investment securities (net) ....................................         (28,796,904)
   Amortization (accretion) of premium (discount) ........................................             941,201
   Dollar roll income ....................................................................          (1,557,228)
   (Increase) decrease in variation margin ...............................................              14,219
   (Increase) decrease in interest receivable ............................................             763,204
   (Increase) decrease in receivable for investments sold ................................           3,301,776
   Increase (decrease) in payable for swap contracts .....................................            (420,854)
   Increase (decrease) in payable for investments purchased ..............................         (48,546,104)
   Increase (decrease) in accrued expenses ...............................................                 751
   Net (increase) decrease in unrealized appreciation (depreciation) on investments ......           7,528,354
 Net realized (gain) loss on investments .................................................         (40,949,210)
----------------------------------------------------------------------------------------------------------------
 Net cash provided by (used for) operating activities ....................................          79,839,668
----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from units sold ................................................................         282,966,734
 Payments on units redeemed ..............................................................        (362,806,402)
----------------------------------------------------------------------------------------------------------------
 Net cash provided by (used for) financing activities ....................................         (79,839,668)
----------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash ..........................................................                   0
CASH:
 Beginning balance .......................................................................                  --
----------------------------------------------------------------------------------------------------------------
 Ending balance ..........................................................................    $              0
================================================================================================================

   The accompanying notes are an integral part of these financial statements.

                                    SAI-216

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
CREDIT FUND


Financial Highlights
(For a Unit of Participation Outstanding Throughout the Year)




                                                                   YEAR ENDED DECEMBER 31,
                                                    -----------------------------------------------------
                                                        2003          2002          2001        2000 (A)
---------------------------------------------------------------------------------------------------------
SELECTED PER UNIT DATA
Net asset value, beginning of year ..............    $  12.44      $  11.31      $  10.37      $  10.00
---------------------------------------------------------------------------------------------------------
Net investment income (loss) (b) ................        0.19          0.28          0.66          0.20
Net realized and unrealized gain (loss) .........        0.75          0.85          0.28          0.17
---------------------------------------------------------------------------------------------------------
Total from investment operations ................        0.94          1.13          0.94          0.37
---------------------------------------------------------------------------------------------------------
Net asset value, end of year ....................    $  13.38      $  12.44      $  11.31      $  10.37
=========================================================================================================
Total return (%) (c) ............................        7.60          9.93          9.06          3.73
=========================================================================================================
RATIOS TO AVERAGE NET ASSETS
Ratio of expenses (%) (d) (e) ...................        0.01          0.02          0.02          0.02
---------------------------------------------------------------------------------------------------------
Ratio of net investment income (%) (d) ..........        1.43          2.45          5.99          6.98
---------------------------------------------------------------------------------------------------------
Portfolio turnover (%) (f) ......................         291           579           616            91
---------------------------------------------------------------------------------------------------------
Net assets, end of year (000,000s) ..............    $    510      $    550      $    853      $  1,151
---------------------------------------------------------------------------------------------------------

(a)  The Fund commenced operations on October 6, 2000.

(b) Net investment income (loss) per unit has been calculated based upon an average of month-end units outstanding.

(c) Total return calculation (not annualized for the year ended December 31, 2000) is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of the year. The calculation includes only those expenses charged directly to the Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(d)  Annualized for the year ended December 31, 2000.

(e) The calculation includes only those expenses charged directly to the Fund and does not include expenses charged to the funds in which the Fund invests.

(f)  Not annualized for the year ended December 31, 2000.


   The accompanying notes are an integral part of these financial statements.

                                    SAI-217

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
CREDIT FUND


Schedule of Investments
(showing percentage of total value of investments)
Year Ended December 31, 2003



------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                                 VALUE
------------------------------------------------------------------------------------------------------------------
                           DEBT INSTRUMENTS -- 25.9%
USD             500,000    Alcoa Inc ......................................      5.88%   06/01/2006    $  539,264
                800,000    American Electric Power Co Inc .................      6.13%   05/15/2006       861,622
                750,000    American International Group Inc ...............      4.25%   05/15/2013       709,195
              1,000,000    AT&T Corp ......................................      7.25%   11/15/2006     1,104,889
              1,450,000    AT&T Wireless Services Inc .....................      7.88%   03/01/2011     1,677,206
              2,000,000    Bank One Corp ..................................      6.50%   02/01/2006     2,169,613
                400,000    Bear Stearns Cos Inc/The .......................      2.88%   07/02/2008       386,639
              1,000,000    Boeing Co/The ..................................      5.13%   02/15/2013     1,008,062
                250,000    Boston Properties Inc ..........................      6.25%   01/15/2013       267,933
              1,000,000    Cadbury Schweppes US Finance LLC ...............      5.13%   10/01/2013       994,292
                500,000    Caterpillar Financial Services Corp ............      2.70%   07/15/2008       483,347
              2,000,000    Centex Corp1 ...................................      5.13%   10/01/2013     1,964,074
                900,000    Chevron Texaco Capital Co ......................      3.50%   09/17/2007       913,512
              1,200,000    CIT Group Inc ..................................      6.50%   02/07/2006     1,296,900
              2,000,000    Citigroup Global Markets Holdings Inc2 .........      6.50%   02/15/2008     2,232,684
              1,500,000    Citigroup Inc ..................................      5.63%   08/27/2012     1,583,117
                500,000    CNOOC Finance 2002 Ltd .........................      4.13%   05/21/2013       463,965
              2,200,000    Comcast Cable Communications Holdings Inc2 .....      8.38%   03/15/2013     2,690,581
                400,000    ConAgra Foods Inc ..............................      6.75%   09/15/2011       448,535
                900,000    ConocoPhillips .................................      8.50%   05/25/2005       983,526
                400,000    Consolidated Edison Co of New York .............      4.88%   02/01/2013       400,333
              2,000,000    Continental Airlines Inc .......................      7.88%   07/02/2018     2,000,000
                800,000    Continental Cablevision ........................      8.30%   05/15/2006       898,753
              1,300,000    Countrywide Home Loans Inc .....................      5.50%   08/01/2006     1,390,718
                750,000    Countrywide Home Loans Inc .....................      4.25%   12/19/2007       771,304
              1,000,000    COX Communications Inc1 ........................      5.50%   10/01/2015     1,003,068
              1,000,000    Credit Suisse First Boston USA Inc .............      5.88%   08/01/2006     1,079,861
              1,000,000    Credit Suisse First Boston USA Inc .............      4.63%   01/15/2008     1,040,988
              1,000,000    DaimlerChrysler NA Holding Corp ................      4.05%   06/04/2008       991,709
              1,900,000    Delta Air Lines Inc ............................      7.11%   09/18/2011     1,900,000
              2,500,000    Deutsche Telekom International Finance BV ......      5.25%   07/22/2013     2,518,040
              1,000,000    Dominion Resources Inc/VA ......................      5.13%   12/15/2009     1,040,982
              1,000,000    Dow Chemical Co/The ............................      5.75%   12/15/2008     1,074,369
                475,000    Duke Energy Field Services LLC .................      5.75%   11/15/2006       509,252
                250,000    Eastman Chemical Co ............................      3.25%   06/15/2008       241,652
                600,000    EOP Operating LP ...............................      6.63%   02/15/2005       630,973
                295,000    Exelon Generation Co LLC .......................      6.95%   06/15/2011       329,204
              2,100,000    Firstar Bank NA ................................      7.13%   12/01/2009     2,429,830
                400,000    Florida Power & Light Co .......................      4.85%   02/01/2013       402,527
              2,075,000    Ford Motor Credit Co1 ..........................      6.50%   01/25/2007     2,210,487
              4,500,000    Ford Motor Credit Co2 ..........................      7.38%   02/01/2011     4,889,484

The accompanying notes are an integral part of these financial statements.

                                     SAI-218

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
CREDIT FUND


Schedule of Investments
(showing percentage of total value of investments)
Year Ended December 31, 2003


--------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                           VALUE
--------------------------------------------------------------------------------------------------------------
              1,000,000   France Telecom ............................      8.70%   03/01/2006    $1,112,855
                800,000   General Electric Capital Corp .............      5.00%   06/15/2007       851,016
                750,000   General Electric Capital Corp .............      3.50%   05/01/2008       749,769
              1,900,000   General Electric Capital Corp .............      5.88%   02/15/2012     2,043,469
              1,600,000   General Electric Capital Corp2 ............      6.00%   06/15/2012     1,734,081
                500,000   General Mills Inc .........................      3.88%   11/30/2007       507,961
                900,000   General Motors Acceptance Corp ............      6.75%   01/15/2006       965,239
                500,000   General Motors Acceptance Corp2 ...........      5.13%   05/09/2008       517,064
              2,000,000   Goldman Sachs Group Inc ...................      4.13%   01/15/2008     2,048,428
              1,000,000   Goldman Sachs Group Inc2 ..................      5.25%   04/01/2013     1,011,386
                500,000   Hewlett-Packard Co ........................      6.50%   07/01/2012       556,434
              1,000,000   Household Finance Corp2 ...................      7.88%   03/01/2007     1,143,365
              1,700,000   Household Finance Corp2 ...................      6.38%   10/15/2011     1,872,958
              1,000,000   HSBC Holdings Plc2 ........................      5.25%   12/12/2012     1,024,134
              1,000,000   ICI Wilmington Inc ........................      5.63%   12/01/2013     1,008,392
              2,000,000   Intelsat Ltd1 .............................      6.50%   11/01/2013     2,101,655
              3,500,000   Inter-American Development Bank ...........      6.38%   10/22/2007     3,911,655
                200,000   InterActiveCorp ...........................      7.00%   01/15/2013       221,392
              2,300,000   International Lease Finance Corp2 .........      5.75%   10/15/2006     2,478,463
                325,000   International Paper Co ....................      6.75%   09/01/2011       360,104
                500,000   Israel Government International Bond ......      4.63%   06/15/2013       475,748
                400,000   JP Morgan Chase & Co ......................      5.25%   05/30/2007       427,358
              1,150,000   JP Morgan Chase & Co ......................      6.63%   03/15/2012     1,283,182
              2,500,000   KFW International Finance .................      4.75%   01/24/2007     2,653,870
              1,000,000   Kraft Foods Inc ...........................      5.25%   10/01/2013     1,006,506
              1,000,000   Kroger Co2 ................................      6.80%   04/01/2011     1,116,415
              1,000,000   Kroger Co2 ................................      5.50%   02/01/2013     1,017,613
              1,000,000   Lehman Brothers Holdings Inc ..............      6.63%   02/05/2006     1,085,668
              5,000,000   Lehman Brothers Holdings Inc2 .............      7.88%   08/15/2010     5,982,346
                425,000   MBNA Corp .................................      6.25%   01/17/2007       463,279
              1,000,000   Mellon Funding Corp .......................      7.50%   06/15/2005     1,080,869
              1,000,000   Merrill Lynch & Co Inc ....................      5.36%   02/01/2007     1,068,500
              1,500,000   Mexico Government International Bond2 .....      8.63%   03/12/2008     1,767,750
              1,000,000   Midamerican Funding LLC ...................      6.34%   03/01/2009     1,091,767
              2,700,000   Morgan Stanley2 ...........................      5.80%   04/01/2007     2,922,989
              1,000,000   New Brunswick Province of .................      3.50%   10/23/2007     1,016,230
                750,000   News America Inc ..........................      4.75%   03/15/2010       756,888
              1,000,000   Nexen Inc .................................      5.05%   11/20/2013       987,476
                500,000   Nisource Finance Corp .....................      7.88%   11/15/2010       594,888
              2,000,000   Noranda Inc1 ..............................      6.00%   10/15/2015     2,048,465
                890,000   Norfolk Southern Corp .....................      8.38%   05/15/2005       965,492
              1,125,000   Occidental Petroleum Corp .................      6.75%   01/15/2012     1,272,827
                500,000   Ohio Power Co .............................      5.50%   02/15/2013       516,882
              1,000,000   Pemex Project Funding Master Trust2 .......      7.88%   02/01/2009     1,130,000

The accompanying notes are an integral part of these financial statements.

                                     SAI-219

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
CREDIT FUND


Schedule of Investments
(showing percentage of total value of investments)
Year Ended December 31, 2003



--------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                                  VALUE
--------------------------------------------------------------------------------------------------------------------
                 600,000   Progress Energy Inc ............................      6.85%   04/15/2012    $    669,640
                 450,000   PSEG Power LLC .................................      6.88%   04/15/2006         491,437
               2,000,000   PSEG Power LLC .................................      5.50%   12/01/2015       1,994,195
               1,000,000   Public Service Co of New Mexico ................      4.40%   09/15/2008       1,018,193
                 660,000   Raytheon Co ....................................      8.30%   03/01/2010         789,620
                 600,000   Regency Centers LP .............................      6.75%   01/15/2012         660,744
               1,000,000   Russian Federation .............................      5.00%   03/31/2030         962,500
               1,250,000   Simon Property Group LP ........................      6.35%   08/28/2012       1,354,255
                 500,000   South Africa Government International Bond .....      9.13%   05/19/2009         603,750
               2,000,000   Sprint Capital Corp2 ...........................      8.38%   03/15/2012       2,330,366
               2,000,000   Telecom Italia Capital SA1 .....................      5.25%   11/15/2013       2,005,441
                 600,000   Telefonica Europe BV ...........................      7.75%   09/15/2010         709,866
               1,500,000   Time Warner Cos Inc2 ...........................      8.18%   08/15/2007       1,742,190
               1,000,000   Toys R US Inc ..................................      7.38%   10/15/2018         996,361
                 240,000   Transocean Inc .................................      9.50%   12/15/2008         298,108
                 500,000   TuranAlem Finance BV ...........................      7.88%   06/02/2010         514,494
                 500,000   TXU Energy Co ..................................      7.00%   03/15/2013         553,059
               3,000,000   Tyco International Group SA1 ...................      6.00%   11/15/2013       3,089,688
               1,425,000   Unilever Capital Corp ..........................      7.13%   11/01/2010       1,658,035
                 500,000   Union Pacific Corp .............................      3.63%   06/01/2010         480,595
                 900,000   United Technologies Corp .......................      6.10%   05/15/2012         986,781
                 400,000   Valero Energy Corp .............................      6.88%   04/15/2012         443,106
               2,700,000   Verizon Global Funding Corp ....................      6.75%   12/01/2005       2,931,248
                 800,000   Viacom Inc .....................................      6.40%   01/30/2006         864,952
                 995,000   Virginia Electric and Power Co .................      5.38%   02/01/2007       1,060,570
               1,000,000   Vodafone Group PLC .............................      5.00%   12/16/2013         995,606
               1,650,000   Wachovia Bank NA/Charlotte .....................      7.80%   08/18/2010       1,979,663
                 300,000   Wachovia Corp ..................................      4.95%   11/01/2006         318,157
                 500,000   Waste Management Inc ...........................      6.88%   05/15/2009         563,346
               2,000,000   Wyeth ..........................................      5.50%   02/01/2014       2,025,526
--------------------------------------------------------------------------------------------------------------------
                           TOTAL DEBT INSTRUMENTS .........................                             144,576,810
--------------------------------------------------------------------------------------------------------------------
                           U.S. GOVERNMENT OBLIGATIONS -- 0.0%
                 220,000   United States Treasury Bills3 ..................      0.84%   02/19/2004         219,742
--------------------------------------------------------------------------------------------------------------------
UNITS
--------------------------------------------------------------------------------------------------------------------
                           COLLECTIVE INVESTMENT FUNDS -- 74.1%
              14,724,754   Credit 3-10 Year Index Fund4 ...................                             154,389,050
               2,400,845   Limited Duration Bond Fund4 ....................                              25,103,236
               6,829,086   Long Credit Index Fund4 ........................                             119,864,112
               7,678,754   Passive 1-3 Year Credit Index Fund4 ............                              85,648,820
              28,771,821   Short Term Investment Fund4 ....................                              28,771,821
--------------------------------------------------------------------------------------------------------------------
                           TOTAL COLLECTIVE INVESTMENT FUNDS ..............                             413,777,039
--------------------------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS -- 100%
(COST $532,311,919)......................................................                              $558,573,591
====================================================================================================================


   The accompanying notes are an integral part of these financial statements.

                                    SAI-220

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
CREDIT FUND


Schedule of Investments
(showing percentage of total value of investments)
Year Ended December 31, 2003

1  Security purchased on a when-issued basis.

2 All or a portion of this security has been purchased on a delayed delivery basis.

3 All or a portion of this security was pledged to cover margin requirements for open future contracts.

4  Collective investment fund advised by State Street Global Advisors.


At December 31, 2003, U.S Treasury Bills with principal of $220,000 were pledged to cover margin requirements for open futures contracts. The following futures contracts were open at December 31, 2003:


                                          NUMBER OF
FUTURES                                   CONTRACTS                                                UNREALIZED
CONTRACTS                               LONG/(SHORT)     NOTIONAL COST ($)     MATURITY DATE     GAIN/(LOSS) ($)
------------------------------------   --------------   -------------------   ---------------   ----------------
U.S. Treasury Notes 10 Year Future           (91)           (10,130,144)      March 2004             (86,028)
                                                                                                     =======

USD : United States Dollar

The following swap contracts were open at December 31, 2003:

                                 FUND
                               RECEIVES/   IN EXCHANGE
                               PROVIDES    FOR PREMIUM    PREMIUM
                                CREDIT     PAYMENTS OF    PAYMENT    EFFECTIVE
        COUNTERPARTY          PROTECTION   (PER ANNUM)   FREQUENCY      DATE
---------------------------- ------------ ------------- ----------- -----------
Morgan Stanley               Receives     0.630%        Quarterly    2/14/2003
Morgan Stanley               Receives     0.675%        Quarterly    2/25/2003
Credit Suisse First Boston   Receives     0.940%        Quarterly    2/28/2003
Goldman Sachs                Receives     1.500%        Quarterly     3/8/2003
Goldman Sachs                Receives     1.140%        Quarterly    3/22/2003
Barclays Capital             Receives     0.980%        Quarterly     5/3/2003
Goldman Sachs                Receives     0.930%        Quarterly    11/9/2002



                               MATURITY     NOTIONAL                           DEFAULT      UNREALIZED
        COUNTERPARTY             DATE        AMOUNT           ISSUER           AMOUNT       GAIN/LOSS
---------------------------- ----------- ------------- ------------------- -------------- -------------
Morgan Stanley               3/20/2008    $2,000,000   Viacom               $10,000,000    $  (20,328)
Morgan Stanley               3/20/2008     2,000,000   Bellsouth             10,000,000       (18,432)
Credit Suisse First Boston   3/20/2008     1,000,000   St. Paul Co.          10,000,000       (16,397)
Goldman Sachs                3/20/2008     1,000,000   Republic of Korea     10,000,000       (31,152)
Goldman Sachs                6/20/2008     1,500,000   Kerr-McGee            10,000,000       (24,292)
Barclays Capital             6/20/2008     1,000,000   Republic of Korea     10,000,000       (11,672)
Goldman Sachs                9/15/2010     5,000,000   Lehman Brothers       10,000,000      (161,010)
                                                                                           ----------
                                                                                           $ (283,283)
                                                                                           ==========

   The accompanying notes are an integral part of these financial statements.

                                    SAI-221

--------------------------------------------------------------------------------

                       STATE STREET BANK AND TRUST COMPANY
                                   CREDIT FUND


                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2003


1. FUND ORGANIZATION AND INVESTMENT OBJECTIVE

   State Street Bank and Trust Company ("State Street Bank") Credit Fund (the "Fund") was formed by State Street Bank under the State Street Bank and Trust Company Investment Funds for Tax Exempt Retirement Plans Declaration of Trust. The investment objective of the Fund is to match or exceed the return of the Lehman Brothers Credit Index. The Fund may attempt to achieve its investment objective by investing in other collective investment funds (each an "underlying fund"), managed by the Trustee, which have characteristics consistent with the overall investment objective. Refer to the financial statements of each underlying fund for disclosure of its accounting policies and investment holdings. State Street Bank is Trustee, custodian, and recordkeeper of the Fund and has exclusive management and control of the Trust. State Street Global Advisors, a division of State Street Bank, is the Fund's investment manager.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which require the use of management estimates. Actual results could differ from those estimates. The policies described below are followed consistently in the preparation of the financial statements.


   A. SECURITY VALUATION

      Fixed income investments are valued on the basis of valuations furnished by a pricing service approved by the Trustee, which determines valuations using methods based on market transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders, or at fair value as determined in good faith by the Trustee. Short-term investments, if any, are stated at amortized cost, which approximates fair value. Investments in regulated investment companies or collective investment funds are valued at the net asset value per share/unit on the valuation date.


   B. SECURITY TRANSACTIONS AND INVESTMENT INCOME

      Security transactions are accounted for as of trade date. Realized gains and losses from investment transactions are determined using the average cost method. Dividend income, if any, is recorded on the ex-dividend date. Distributions received from collective investment funds are recorded on the ex-dividend date and retain the character of income as earned by the underlying fund. Interest income earned on securities, if any, is recorded on the accrual basis. Interest income includes accretion of discounts and amortization of premiums, if any.

      Collective investment funds, in which the Fund invests, may retain investment income and net realized gains. Accordingly, realized and unrealized gains and losses reported by the Fund may include a component attributable to investment income of the underlying funds.


   C. INCOME TAXES

      It is the Fund's policy to comply with the requirements of Section 501(a) of the Internal Revenue Code relating to collective investment of employee benefit funds. Accordingly, the Fund is exempt from federal and state taxes and no federal or state tax provision is required.


   D. ISSUANCES AND REDEMPTIONS OF UNITS OF PARTICIPATION

      The net asset value of the Fund is determined each business day ("valuation date"). Issuances and redemptions of Fund units are made on such days, based upon the net asset value per unit.

                                    SAI-222

--------------------------------------------------------------------------------

                       STATE STREET BANK AND TRUST COMPANY
                                   CREDIT FUND


                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2003



   E. EXPENSES

      Under the Declaration of Trust, the Fund may pay certain expenses for services received. The Fund pays State Street Bank for custody services. The Fund indirectly bears the expenses paid by the underlying funds, if any. State Street Global Advisors receives investment management fees from the participating accounts and therefore, the Fund makes no payment for these services.


   F. DISTRIBUTIONS TO PARTICIPANTS

      Net investment income and net realized gains are retained by the Fund.


   G. FUTURES CONTRACTS

      The Fund may use futures contracts to manage exposure to the market. Buying futures tends to increase a fund's exposure to the underlying instrument. Selling futures tends to decrease a fund's exposure to the underlying instrument held by a fund, or hedge the fair value of other fund investments.

      Futures contracts are valued at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded. Upon entering into a futures contract, the Fund is required to deposit either in cash, currency or securities an amount ("initial margin") equal to a certain percentage of the nominal value of the contract. Subsequent payments are made or received by the Fund periodically, depending on the fluctuation in the value of the underlying index or security, and are recorded as unrealized gains or losses by the Fund. A gain or loss is realized when the contract is closed or expires.

      Futures contracts involve, to varying degrees, credit and market risks. The Fund enters into futures contracts only on exchanges or boards of trade where the exchange or board of trade acts as the counterparty to the transaction. Thus, credit risk on such transactions is limited to the failure of the exchange or board of trade. Losses in value may arise from changes in the value of the underlying instruments or if there is an illiquid secondary market for the contracts. In addition, there is the risk that there may not be an exact correlation between a futures contract and the underlying index or security.


   H. SWAP CONTRACTS

      The Fund may invest in credit default swaps. Credit default swap contracts entered into by the Fund typically represent the exchange by the Fund with a counterparty of a commitment to provide a level of credit protection for a commitment to receive interest at a fixed rate based on the potential risk of default of the relevant underlying issuer. Providing credit protection to a counterparty tends to increase a Fund's exposure to the underlying instrument. Receiving credit protection from a counterparty tends to decrease a Fund's exposure to the underlying instrument held by a Fund, or hedge the fair value of other Fund investments. Such contracts may have a term of one to ten years, but typically require periodic interim settlement in cash. During the period that the credit default swap contract is open, the contract is marked-to-market in accordance with the terms of the contract based on the current interest rate spreads and credit risk of the referenced obligation of the underlying issuer and interest accrual through valuation date. Changes in the value of the credit default swap are recorded as unrealized gains or losses, while periodic cash settlements are recorded as realized gains or losses.

                                    SAI-223

--------------------------------------------------------------------------------

                       STATE STREET BANK AND TRUST COMPANY
                                   CREDIT FUND


                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2003



      Entering into a credit default swap contract involves, to varying degrees, elements of credit, market and interest rate risk in excess of the amounts reported in the Statement of Assets and Liabilities. Notional principal amounts are used to express the extent of involvement in the transactions, and may be delivered under the contracts in the event of default of the underlying issuer. In addition to credit exposure to the underlying issuer implicit in the contract, credit risk is applicable to any amounts receivable from the counterparty. To reduce credit risk from potential counterparty default, the Fund enters into credit default swap contracts with counterparties whose creditworthiness has been approved by the Trustee. The Fund bears the interest rate and market risk arising from any change in the interest rate or credit rating of the underlying issuer.


   I. DELAYED DELIVERY COMMITMENTS

      The Fund may purchase or sell securities on a delayed delivery, when issued, or forward commitment basis. Payment and delivery may take place one month or more after the date of the transaction. The price of the underlying securities and the date when the securities will be delivered and paid for are fixed at the time the transaction is negotiated. The underlying securities are valued at current market value with daily fluctuations in the market value recorded as unrealized gains or losses. Losses may arise due to changes in the market value of the underlying securities or if the counterparty does not perform under contract.


   J. DOLLAR ROLLS TRANSACTIONS

      The Fund may enter into dollar roll transactions. A dollar roll transaction may involve the sale of securities by the Fund with a simultaneous purchase of the same securities at an agreed upon price and date. During the period between the sale and purchase, the Fund will not be entitled to accrue interest and/or receive principal payments on the securities sold. The Fund is compensated by the difference between the current sales price and the lower forward price of the future purchase (often referred to as the "drop"), which is reported as interest income, as well as by the interest earned on the cash proceeds of the initial sale. Dollar roll transactions involve the risk that the market value of the securities sold by the Fund may decline below the purchase price of those securities.


3. INVESTMENT TRANSACTIONS

   Purchases and sales of securities, including in-kind contributions and redemptions, if any, during the period ended December 31, 2003 were $1,565,393,840 and $1,684,085,080, respectively.


4. STATEMENT OF CASH FLOWS

   Information on financial transactions which have been settled through the receipt and disbursement of cash is presented in the Statement of Cash Flows. The cash amount shown in the Statement of Cash Flows is the amount reported as cash in the Fund's Statement of Assets and Liabilities and represents the cash position in its custodian bank account at December 31, 2003.


5. NAME CHANGE DURING THE YEAR

   On March 15, 2003, the Fund Declaration was amended resulting in a name change from State Street Bank and Trust Company Corporate Fund to State Street Bank and Trust Company Credit Fund.

                                    SAI-224

                         REPORT OF INDEPENDENT AUDITORS





To the Board of Directors and Shareholder of The Equitable Life Assurance Society of the United States


In our opinion, the accompanying consolidated balance sheets and the related consolidated statement of earnings, of shareholder's equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of The Equitable Life Assurance Society of the United States and its subsidiaries ("Equitable Life") at December 31, 2003 and December 31, 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.




/s/ PricewaterhouseCoopers LLP
New York, New York

March 9, 2004

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2003 AND 2002

                                                                               December 31,         December 31,
                                                                                   2003                 2002
                                                                              -----------------    -----------------
                                                                                         (In Millions)
ASSETS
Investments:
  Fixed maturities available for sale, at estimated fair value..............  $    29,095.5        $    26,278.9
  Mortgage loans on real estate.............................................        3,503.1              3,746.2
  Equity real estate, held for the production of income.....................          656.5                717.3
  Policy loans..............................................................        3,894.3              4,035.6
  Other equity investments..................................................          789.1                720.3
  Other invested assets.....................................................        1,101.6              1,327.6
                                                                              -----------------    -----------------
      Total investments.....................................................       39,040.1             36,825.9
Cash and cash equivalents...................................................          722.7                269.6
Cash and securities segregated, at estimated fair value.....................        1,285.8              1,174.3
Broker-dealer related receivables...........................................        2,284.7              1,446.2
Deferred policy acquisition costs...........................................        6,290.4              5,801.0
Goodwill and other intangible assets, net...................................        3,513.4              3,503.8
Amounts due from reinsurers.................................................        2,460.4              2,351.7
Loans to affiliates, at estimated fair value................................          400.0                413.0
Other assets................................................................        3,829.7              4,028.7
Separate Accounts' assets...................................................       54,438.1             39,012.1
                                                                              -----------------    -----------------

Total Assets................................................................  $   114,265.3        $    94,826.3
                                                                              =================    =================

LIABILITIES
Policyholders' account balances.............................................  $    25,307.7        $    23,037.5
Future policy benefits and other policyholders liabilities..................       13,934.7             13,975.7
Broker-dealer related payables..............................................        1,261.8                731.0
Customers related payables..................................................        1,897.5              1,566.8
Amounts due to reinsurers...................................................          936.5                867.5
Short-term and long-term debt...............................................        1,253.2              1,274.7
Federal income taxes payable................................................        2,362.8              2,006.4
Other liabilities...........................................................        2,006.9              1,751.8
Separate Accounts' liabilities..............................................       54,300.6             38,883.8
Minority interest in equity of consolidated subsidiaries....................        1,744.9              1,816.6
Minority interest subject to redemption rights..............................          488.1                515.4
                                                                              -----------------    -----------------
      Total liabilities.....................................................      105,494.7             86,427.2
                                                                              -----------------    -----------------

Commitments and contingencies (Notes 12, 14, 15, 16 and 17)

SHAREHOLDER'S EQUITY
Common stock, $1.25 par value, 2.0 million shares authorized,
  issued and outstanding....................................................            2.5                  2.5
Capital in excess of par value..............................................        4,848.2              4,812.8
Retained earnings...........................................................        3,027.1              2,902.7
Accumulated other comprehensive income......................................          892.8                681.1
                                                                              -----------------    -----------------
      Total shareholder's equity............................................        8,770.6              8,399.1
                                                                              -----------------    -----------------

Total Liabilities and Shareholder's Equity..................................  $   114,265.3        $    94,826.3
                                                                              =================    =================

                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                       CONSOLIDATED STATEMENTS OF EARNINGS
                  YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                                                      2003               2002               2001
                                                                -----------------  -----------------  -----------------
                                                                                    (In Millions)

REVENUES
Universal life and investment-type product
  policy fee income...........................................   $    1,376.7       $     1,315.5      $     1,342.3
Premiums......................................................          889.4               945.2            1,019.9
Net investment income.........................................        2,386.9             2,377.2            2,404.3
Investment losses, net........................................          (62.3)             (278.5)            (207.3)
Commissions, fees and other income............................        2,811.8             2,987.6            3,108.5
                                                                -----------------  -----------------  -----------------
      Total revenues..........................................        7,402.5             7,347.0            7,667.7
                                                                -----------------  -----------------  -----------------

BENEFITS AND OTHER DEDUCTIONS
Policyholders' benefits.......................................        1,708.2             2,036.0            1,888.8
Interest credited to policyholders' account balances..........          969.7               972.5              981.7
Compensation and benefits.....................................        1,327.0             1,244.3            1,307.1
Commissions...................................................          991.9               788.8              742.1
Distribution plan payments....................................          370.6               392.8              429.1
Amortization of deferred sales commissions....................          208.6               229.0              230.8
Interest expense..............................................           82.3                95.7              102.6
Amortization of deferred policy acquisition costs.............          434.6               296.7              287.9
Capitalization of deferred policy acquisition costs...........         (990.7)             (754.8)            (746.4)
Rent expense..................................................          165.8               168.8              157.5
Amortization of goodwill and other intangible assets, net.....           21.9                21.2              178.2
Alliance charge for mutual fund matters and legal
  proceedings.................................................          330.0                 -                  -
Other operating costs and expenses............................          832.4               827.4              815.4
                                                                -----------------  -----------------  -----------------
      Total benefits and other deductions.....................        6,452.3             6,318.4            6,374.8
                                                                -----------------  -----------------  -----------------

Earnings from continuing operations before Federal
  income taxes and minority interest..........................          950.2             1,028.6            1,292.9
Federal income tax expense....................................         (240.5)              (50.9)            (316.2)
Minority interest in net income of consolidated subsidiaries..         (188.7)             (362.8)            (370.1)
                                                                -----------------  -----------------  -----------------

Earnings from continuing operations...........................          521.0               614.9              606.6
Earnings from discontinued operations, net of Federal
    income taxes..............................................            3.4                 5.6               43.9
Cumulative effect of accounting changes, net of Federal
    income taxes..............................................            -                 (33.1)              (3.5)
                                                                -----------------  -----------------  -----------------
Net Earnings..................................................   $      524.4       $       587.4      $       647.0
                                                                =================  =================  =================






                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY AND COMPREHENSIVE INCOME
                  YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                                                         2003               2002               2001
                                                                   -----------------   ----------------   ----------------
                                                                                       (In Millions)

Common stock, at par value, beginning and end of year.........      $         2.5       $        2.5       $        2.5
                                                                   -----------------   ----------------   ----------------

Capital in excess of par value, beginning of year as previously
   reported...................................................            4,753.8            4,694.6            4,723.8
Prior period adjustment related to deferred Federal
    income taxes..............................................               59.0               59.0               59.0
                                                                   -----------------   ----------------   ----------------
Capital in excess of par value, beginning of year as restated.            4,812.8            4,753.6            4,782.8
Increase (decrease) in paid in capital in excess of par value.               35.4               59.2              (29.2)
                                                                   -----------------   ----------------   ----------------
Capital in excess of par value, end of year...................            4,848.2            4,812.8            4,753.6
                                                                   -----------------   ----------------   ----------------

Retained earnings, beginning of year as previously reported...            2,740.6            2,653.2            3,706.2
Prior period adjustment related to deferred Federal
   income taxes...............................................              162.1              162.1              162.1
                                                                   -----------------   ----------------   ----------------
Retained earnings, beginning of year as restated..............            2,902.7            2,815.3            3,868.3
Net earnings..................................................              524.4              587.4              647.0
Shareholder dividends paid....................................             (400.0)            (500.0)          (1,700.0)
                                                                   -----------------   ----------------   ----------------
Retained earnings, end of year................................            3,027.1            2,902.7            2,815.3
                                                                   -----------------   ----------------   ----------------

Accumulated other comprehensive income ,
  beginning of year...........................................              681.1              215.4               12.8
Other comprehensive income....................................              211.7              465.7              202.6
                                                                   -----------------   ----------------   ----------------
Accumulated other comprehensive income, end of year...........              892.8              681.1              215.4
                                                                   -----------------   ----------------   ----------------

Total Shareholder's Equity, End of Year.......................      $     8,770.6       $    8,399.1       $    7,786.8
                                                                   =================   ================   ================

COMPREHENSIVE INCOME
Net earnings..................................................      $       524.4       $      587.4       $      647.0
                                                                   -----------------   ----------------   ----------------
Change in unrealized gains (losses), net of reclassification
   adjustments................................................              211.7              465.6              202.6
Minimum pension liability adjustment..........................                -                   .1                -
                                                                   -----------------   ----------------   ----------------
Other comprehensive income....................................              211.7              465.7              202.6
                                                                   -----------------   ----------------   ----------------
Comprehensive Income..........................................      $       736.1       $    1,053.1       $      849.6
                                                                   =================   ================   ================












                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                                                       2003                2002               2001
                                                                 -----------------   -----------------  -----------------
                                                                                      (In Millions)

Net earnings..................................................    $       524.4       $      587.4       $       647.0
Adjustments to reconcile net earnings to net cash provided
  by operating activities:
  Interest credited to policyholders' account balances........            969.7              972.5               981.7
  Universal life and investment-type product
    policy fee income.........................................         (1,376.7)          (1,315.5)           (1,342.3)
  Net change in broker-dealer and customer related
    receivables/payables......................................             22.5             (237.3)              181.0
  Investment losses, net......................................             62.3              278.5               207.3
  Change in deferred policy acquisition costs.................           (556.1)            (458.1)             (458.5)
  Change in future policy benefits............................            (97.4)             218.0               (15.1)
  Change in property and equipment............................            (55.8)             (76.6)             (229.2)
  Change in Federal income tax payable........................            246.3               93.3              (231.5)
  Change in accounts payable and accrued expenses.............            276.8               (8.9)              (36.8)
  Change in segregated cash and securities, net...............           (111.5)             240.8              (108.8)
  Minority interest in net income of consolidated
     subsidiaries.............................................            188.7              362.8               370.1
  Change in fair value of guaranteed minimum income
     benefit reinsurance contracts............................             91.0             (120.0)                -
  Amortization of deferred sales commissions..................            208.6              229.0               230.8
  Amortization of goodwill and other intangible assets, net...             21.9               21.2               178.2
  Other, net..................................................            272.6             (114.2)              121.9
                                                                 -----------------   -----------------  -----------------

Net cash provided by operating activities.....................            687.3              672.9               495.8
                                                                 -----------------   -----------------  -----------------

Cash flows from investing activities:
  Maturities and repayments...................................          4,216.4            2,996.0             2,454.6
  Sales.......................................................          4,818.2            8,035.9             9,285.2
  Purchases...................................................        (11,457.9)         (12,709.0)          (11,833.0)
  Change in short-term investments............................            334.3             (568.9)              211.8
  Acquisition of subsidiary ..................................              -               (249.7)                -
  Loans to affiliates.........................................              -                  -                (400.0)
  Other, net..................................................             89.3              126.6               (80.3)
                                                                 -----------------   -----------------  -----------------

Net cash used by investing activities.........................         (1,999.7)          (2,369.1)             (361.7)
                                                                 -----------------   -----------------  -----------------

Cash flows from financing activities:
  Policyholders' account balances:
     Deposits.................................................          5,639.1            4,328.5             3,198.8
     Withdrawals and transfers to Separate Accounts...........         (3,181.1)          (2,022.9)           (2,458.1)
  Net change in short-term financings.........................            (22.1)            (201.2)             (552.8)
  Additions to long-term debt.................................              -                  -                 398.1
  Shareholder dividends paid..................................           (400.0)            (500.0)           (1,700.0)
  Other, net..................................................           (270.4)            (318.6)             (456.9)
                                                                 -----------------   -----------------  -----------------

Net cash provided (used) by financing activities..............          1,765.5            1,285.8            (1,570.9)
                                                                 -----------------   -----------------  -----------------

Change in cash and cash equivalents...........................            453.1             (410.4)           (1,436.8)
Cash and cash equivalents, beginning of year..................            269.6              680.0             2,116.8
                                                                 -----------------   -----------------  -----------------

Cash and Cash Equivalents, End of Year........................    $       722.7       $      269.6       $       680.0
                                                                 =================   =================  =================

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                                    CONTINUED

                                                                      2003               2002               2001
                                                                -----------------  -----------------  -----------------
                                                                                    (In Millions)


Supplemental cash flow information:
  Interest Paid...............................................   $       91.0       $        80.5      $        82.1
                                                                =================  =================  =================
  Income Taxes (Refunded) Paid................................   $      (45.7)      $      (139.6)     $       524.2
                                                                =================  =================  =================










                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1)      ORGANIZATION

        The Equitable Life Assurance Society of the United States ("Equitable Life") is an indirect, wholly owned subsidiary of AXA Financial, Inc. (the "Holding Company," and collectively with its consolidated subsidiaries, "AXA Financial"). Equitable Life's insurance business is conducted principally by Equitable Life and its wholly owned life insurance subsidiary, Equitable of Colorado ("EOC"). Equitable Life's investment management business, which comprises the Investment Services segment, is principally conducted by Alliance Capital Management L.P. ("Alliance").

        In October 2000, Alliance acquired substantially all of the assets and liabilities of SCB Inc., formerly known as Sanford C. Bernstein, Inc. ("Bernstein"). In the fourth quarter of 2002, Equitable Life and its consolidated subsidiaries (collectively, the "Company") acquired 8.16 million units in Alliance ("Alliance Units") at the aggregate market price of $249.7 million from SCB Inc. and SCB Partners, Inc. under a preexisting agreement (see Note 2). Upon completion of this transaction the Company's beneficial ownership in Alliance increased by approximately 3.2%. The Company's consolidated economic interest in Alliance was 42.6% at December 31, 2003, and together with the Holding Company's economic interest in Alliance was approximately 55.5%.

        AXA, a French holding company for an international group of insurance and related financial services companies, has been the Holding Company's largest shareholder since 1992. In 2000, AXA acquired the approximately 40% of outstanding Holding Company common stock ("Common Stock") it did not already own. On January 2, 2001, AXA Merger Corp. ("AXA Merger"), a wholly owned subsidiary of AXA, was merged with and into the Holding Company, resulting in AXA Financial becoming a wholly owned subsidiary of AXA.


2)      SIGNIFICANT ACCOUNTING POLICIES

        Basis of Presentation and Principles of Consolidation
        -----------------------------------------------------

        The preparation of the accompanying consolidated financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions (including normal, recurring accruals) that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The accompanying consolidated financial statements reflect all adjustments necessary in the opinion of management to present fairly the consolidated financial position of the Company and its consolidated results of operations and cash flows for the periods presented.

        The accompanying consolidated financial statements include the accounts of Equitable Life and its subsidiary engaged in insurance related businesses (collectively, the "Insurance Group"); other subsidiaries, principally Alliance; and those investment companies, partnerships and joint ventures in which Equitable Life or its subsidiaries has control and a majority economic interest as well as those variable interest entities ("VIEs") that meet the requirements for consolidation.

        All significant intercompany transactions and balances except those with discontinued operations have been eliminated in consolidation. The years "2003," "2002" and "2001" refer to the years ended December 31, 2003, 2002 and 2001, respectively. Certain reclassifications have been made in the amounts presented for prior periods to conform those periods with the current presentation.

        Prior Period Adjustment
        -----------------------

        A review by Equitable Life in 2003 of Federal income tax assets and liabilities identified an overstatement of the deferred Federal income tax liability related to the years ended December 31, 2000 and earlier. As a result, the Federal income tax liability as of December 31, 2002 has been reduced by $221.1 million, and the consolidated shareholder's equity as of December 31, 2002 and 2001 has been increased by $221.1 million, with no impact on the consolidated statements of earnings for the years ended December 31, 2002 and 2001 or any prior period after the adoption on January 1, 1992 of SFAS No. 109, "Accounting for Income Taxes." This adjustment has been reported in the accompanying financial statements as an increase in consolidated shareholder's equity as of January 1, 2001.

        Closed Block
        ------------

        When it demutualized on July 22, 1992, Equitable Life established a Closed Block for the benefit of certain individual participating policies which were in force on that date. The assets allocated to the Closed Block, together with anticipated revenues from policies included in the Closed Block, were reasonably expected to be sufficient to support such business, including provision for the payment of claims, certain expenses and taxes, and for continuation of dividend scales payable in 1991, assuming the experience underlying such scales continues.

        Assets allocated to the Closed Block inure solely to the benefit of the Closed Block policyholders and will not revert to the benefit of the Holding Company. No reallocation, transfer, borrowing or lending of assets can be made between the Closed Block and other portions of Equitable Life's General Account, any of its Separate Accounts or any affiliate of Equitable Life without the approval of the New York Superintendent of Insurance (the "Superintendent"). Closed Block assets and liabilities are carried on the same basis as similar assets and liabilities held in the General Account. The excess of Closed Block liabilities over Closed Block assets represents the expected future post-tax contribution from the Closed Block which would be recognized in income over the period the policies and contracts in the Closed Block remain in force.

        Other Discontinued Operations
        -----------------------------

        In 1991, management discontinued the business of certain pension operations ("Other Discontinued Operations"). Other Discontinued Operations at December 31, 2003 principally consists of the group non-participating wind-up annuities ("Wind-Up Annuities"), for which a premium deficiency reserve has been established. Management reviews the adequacy of the allowance for future losses each quarter and makes adjustments when necessary. Management believes the allowance for future losses at December 31, 2003 is adequate to provide for all future losses; however, the quarterly allowance review continues to involve numerous estimates and subjective judgments regarding the expected performance of invested assets ("Discontinued Operations Investment Assets") held by Other Discontinued Operations. There can be no assurance the losses provided for will not differ from the losses ultimately realized. To the extent actual results or future projections of the Other Discontinued Operations differ from management's current best estimates and assumptions underlying the allowance for future losses, the difference would be reflected in the consolidated statements of earnings in Other Discontinued Operations. See Note 8.

        Accounting Changes
        ------------------

        In January 2003, the Financial Accounting Standards Board (the "FASB") issued Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities". FIN No. 46 addresses when it is appropriate to consolidate financial interests in a VIE, a new term to define a business structure that either (i) does not have equity investors with voting or other similar rights or (ii) has equity investors that do not provide sufficient financial resources to support its activities. For entities with these characteristics, including many formerly known as special purpose entities ("SPEs"), FIN No. 46 imposes a consolidation standard that focuses on the relative exposures of the participants to the economic risks and rewards from the net assets of the VIE rather than on ownership of its voting interests, if any, to determine whether a parent-subsidiary relationship exists. Under FIN No. 46, the party with a majority of the economic risks or rewards associated with a VIE's activities, including those conveyed by guarantees, commitments, derivatives, credit enhancements, and similar instruments or obligations, is the "primary beneficiary" and, therefore, is required to consolidate the VIE.

        Transition to the consolidation requirements of FIN No. 46 began in first quarter 2003, with immediate application to all new VIEs created after January 31, 2003, and was expected to be followed by application beginning in third quarter 2003 to all existing VIEs. However, in October 2003, the FASB deferred the latter transition date to December 31, 2003 and, likewise, extended the related transitional requirements to disclose if it is "reasonably possible" that a company will have a significant, but not necessarily consolidated, variable interest in a VIE when the consolidation requirements become effective. On December 24, 2003, the FASB issued FIN No. 46(Revised) ("FIN No. 46(R)"), containing significant modifications to the original interpretation issued in January 2003 and delaying the requirement to consolidate all VIEs for which the company's financial interest therein constitutes a primary beneficiary relationship until March 31, 2004. Although the consolidation requirements of FIN No. 46(R) generally begin in first quarter 2004, no delay was afforded to consolidation of SPEs. However, at December 31, 2003, no entities in which the Company had economic interests were identified as SPEs under the rules previously in effect.

        While FIN No. 46(R) supports the same underlying principle put forth in the original interpretation, it addresses issues that arose as companies analyzed the potential impact of adopting FIN No. 46's consolidation requirements and resolves some of those issues in a manner expected to make implementation less onerous for certain entities with financial interests in VIEs. The most notable departure of FIN No. 46(R) from the original interpretation is the revised treatment of "decision maker" fees (such as asset management fees) to include only their variability in the calculation of a VIE's expected residual returns. Prior to this change, inclusion of decision maker fees on a gross basis created a bias towards consolidation by a decision maker as the recipient of a majority of a VIE's economic rewards unless another party absorbed a majority of the VIE's economic risks.

        At December 31, 2003, the Insurance Group's General Account had VIEs deemed to be significant under FIN No. 46 totaling $105.8 million. VIEs totaling $45.5 million and $60.3 million are reflected in the consolidated balance sheets as fixed maturities (collateralized debt obligations) and other equity investments (principally, investment limited partnerships), respectively, and are subject to ongoing review for impairment in value. These VIEs and approximately $17.1 million of funding commitments to the investment limited partnerships at December 31, 2003 represent the Insurance Group's maximum exposure to loss from its direct involvement with these VIEs. The Insurance Group has no further economic interests in these VIEs in the form of related guarantees, commitments, derivatives, credit enhancements or similar instruments and obligations. As a result of management's review and the FASB's implementation guidance to date, these VIEs are not expected to require consolidation because management has determined that the Insurance Group is not the primary beneficiary.

        Management of Alliance has reviewed its investment management agreements, its investments in and other financial arrangements with certain entities that hold client assets under management of approximately $48 billion. These include certain mutual fund products domiciled in Luxembourg, India, Japan, Singapore and Australia (collectively "Offshore Funds"), hedge funds, structured products, group trusts and joint ventures, to determine the entities that Alliance would be required to consolidate under FIN No. 46(R).

        As a result of its review, which is still ongoing, Alliance's management believes it is reasonably possible that Alliance will be required to consolidate an investment in a joint venture arrangement including the joint venture's funds under management, and one hedge fund as of March 31, 2004. These entities have client assets under management totaling approximately $231 million. However, Alliance's total investment in these entities is approximately $.4 million and its maximum exposure to loss is limited to its investments and prospective investment management fees. Consolidation of these entities would result in increases in Alliance's assets, principally investments, and in its liabilities, principally minority interests in consolidated entities, of approximately $231 million.

        Alliance derives no direct benefit from client assets under management other than investment management fees and cannot utilize those assets in its operations.

        Alliance has significant variable interests in certain other VIEs with approximately $1.1 billion in client assets under management. However, these VIEs do not require consolidation because Alliance's management has determined that Alliance is not the primary beneficiary. Alliance's maximum exposure to loss to these entities is limited to a nominal investment and prospective investment management fees.

        FIN No. 46(R) is highly complex and requires significant estimates and judgments as to its application. Since implementation of the consolidation of VIEs under FIN No. 46(R) generally has been deferred to reporting periods ending after March 15, 2004 and the FASB is continuing to develop guidance on implementation issues, management's assessment of the effect of FIN No. 46(R) is ongoing and its initial conclusions regarding the consolidation of VIEs may change.

        On January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," SFAS No. 142, "Goodwill and Other Intangible Assets," and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets". SFAS No. 142 embraced an entirely new approach to accounting for goodwill by eliminating the long-standing requirement for systematic amortization and instead imposing periodic impairment testing to determine whether the fair value of the reporting unit to which the goodwill is ascribed supports its continued recognition. Concurrent with its adoption of SFAS No. 142, the Company ceased to amortize goodwill. Amortization of goodwill and other intangible assets for the year ended December 31, 2001 was approximately $73.4 million, net of minority interest of $104.7 million, of which $7.6 million, net of minority interest of $13.6 million, related to other intangible assets. Net income, excluding goodwill amortization expense, for the year ended December 31, 2001 would have been $712.8 million. The carrying amount of goodwill was $3,140.6 million and $3,112.2 million, respectively, at December 31, 2003 and 2002 and relates solely to the Investment Services segment. No losses resulted in 2003 and 2002 from the annual impairment testing of goodwill and indefinite-lived intangible assets. Amounts presently estimated to be recorded in each of the succeeding five years ending December 31, 2008 for amortization of other intangible assets are not expected to vary significantly from the amount for the full year December 31, 2003 of $9.3 million, net of minority interest of $12.6 million. Amortization of other intangible assets for the year ended December 31, 2002 was $8.6 million, net of minority interest of $12.6 million. The gross carrying amount and accumulated amortization of other intangible assets were $534.8 million and $162.0 million, respectively, at December 31, 2003 and $531.7 million and $140.1 million, respectively, at December 31, 2002. SFAS No. 144 retains many of the fundamental recognition and measurement provisions previously required by SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of," except for the removal of goodwill from its scope, inclusion of specific guidance on cash flow recoverability testing and the criteria that must be met to classify a long-lived asset as held-for-sale. SFAS No. 141 and No. 144 had no material impact on the results of operations or financial position of the Company upon their adoption on January 1, 2002.

        Effective January 1, 2002, the Company changed its method of accounting for liabilities associated with variable annuity contracts that contain guaranteed minimum death benefit ("GMDB") and guaranteed minimum income benefit ("GMIB") features, to establish reserves for the Company's estimated obligations associated with these features. The method was changed to achieve a better matching of revenues and expenses. The initial impact of adoption as of January 1, 2002 resulted in a charge of $33.1 million for the cumulative effect of this accounting change, net of Federal income taxes of $17.9 million, in the consolidated statements of earnings. Prior to the adoption of this accounting change, benefits under these features were expensed as incurred. The impact of this change was to reduce Earnings from continuing operations in 2002 by $113.0 million, net of Federal income taxes of $61.0 million. The pro-forma effect of retroactive application of this change on 2001 results of operations was not material.

        On January 1, 2001, the Company adopted SFAS No. 133, as amended, that established new accounting and reporting standards for all derivative instruments, including certain derivatives embedded in other contracts, and for hedging activities. With respect to free-standing derivative positions, at January 1, 2001, the Company recorded a cumulative-effect-type charge to earnings of $3.5 million to recognize the difference between the carrying values and fair values. With respect to embedded derivatives, the Company elected a January 1, 1999 transition date, thereby effectively "grandfathering" existing accounting for derivatives embedded in hybrid instruments. As a consequence of this election, coupled with interpretive guidance specifically related to insurance contracts and features, adoption of the new requirements for embedded derivatives had no material impact on the Company's results of operations or its financial position. None of the Company's derivatives were designated as qualifying hedges under SFAS No. 133 and, consequently, required mark-to-market accounting through earnings for changes in their fair values beginning January 1, 2001. Upon its adoption of SFAS No. 133, the Company reclassified $256.7 million of held-to-maturity securities as available-for-sale. This reclassification resulted in an after-tax cumulative-effect-type adjustment of $8.9 million in other comprehensive income, representing the after-tax unrealized gain on these securities at January 1, 2001.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 established financial accounting and reporting standards for costs associated with exit or disposal activities initiated after December 31, 2002 and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity is recognized only when the liability is incurred and measured initially at fair value. However, the cost of termination benefits provided under the terms of an ongoing benefit arrangement, such as a standard severance offering based on years of service, continues to be covered by other accounting pronouncements and is unchanged by SFAS No. 146. No material impact on the results of operations or financial position of the Company resulted in 2003 from compliance with these new recognition and measurement provisions.

        In November 2002, the FASB issued FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN No. 45 addresses the disclosures made by a guarantor in its interim and annual financial statements about obligations under guarantees. FIN No. 45 also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee for the obligations that the guarantor has undertaken in issuing that guarantee. The fair value reporting provisions of FIN No. 45 were applied on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements were effective for financial statements of interim or annual periods ending after December 15, 2002 (see Note 15). The initial recognition and initial measurement provisions were applied only on a prospective basis to guarantees issued or modified after December 31, 2002 and had no material impact on the Company's results of operations or financial position upon adoption.

        The Company adopted SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," which was effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. SFAS No. 150 establishes standards for classification and measurement of certain financial instruments with characteristics of both liabilities and equity in the statement of financial position. SFAS No. 150 had no material impact on the Company's results of operations or financial position upon adoption.

        New Accounting Pronouncements
        -----------------------------

        In July 2003, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts". SOP 03-1 is effective as of January 1, 2004, and will require a change in the Company's accounting policies relating to (a) general account interests in separate accounts, (b) assets and liabilities associated with market value-adjusted annuities, (c) liabilities related to group pension participating contracts, and (d) liabilities related to certain mortality and annuitization benefits, such as the no lapse guarantee feature contained in variable and universal life contracts. The method of accounting that the Company adopted in 2002 for GMDB and GMIB liabilities is consistent with the requirements of SOP 03-1. Management expects that the impact of adopting SOP 03-1 on January 1, 2004 will result in a one-time decrease to net earnings of approximately $(1.0) million related to the cumulative effect of the required changes in accounting. Approximately $12.5 million of the cumulative effect adjustment represents a reclassification of investment income previously reported in the consolidated statements of earnings to unrealized gains included in other comprehensive income. Therefore, shareholders' equity is expected to increase approximately $11.5 million as a result of the implementation of SOP 03-1. The determination of liabilities associated with group pension participating contracts and mortality and annuitization benefits, as well as related impacts on deferred acquisition costs, is based on models that involve numerous estimates and subjective judgments. There can be no assurance that the ultimate actual experience will not differ from management's estimates.

        Investments
        -----------

        The carrying values of fixed maturities identified as available for sale are reported at estimated fair value. Changes in estimated fair value are reported in comprehensive income. The amortized cost of fixed maturities is adjusted for impairments in value deemed to be other than temporary.

        Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and valuation allowances. Valuation allowances are based on the present value of expected future cash flows discounted at the loan's original effective interest rate or on its collateral value if the loan is collateral dependent. However, if foreclosure is or becomes probable, the collateral value measurement method is used.

        Impaired mortgage loans without provision for losses are loans where the fair value of the collateral or the net present value of the expected future cash flows related to the loan equals or exceeds the recorded investment.

        Interest income earned on loans where the collateral value is used to measure impairment is recorded on a cash basis. Interest income on loans where the present value method is used to measure impairment is accrued on the net carrying value amount of the loan at the interest rate used to discount the cash flows. Changes in the present value attributable to changes in the amount or timing of expected cash flows are reported as investment gains or losses.

        Real estate held for the production of income, including real estate acquired in satisfaction of debt, is stated at depreciated cost less valuation allowances. At the date of foreclosure (including in-substance foreclosure), real estate acquired in satisfaction of debt is valued at estimated fair value. Impaired real estate is written down to fair value with the impairment loss being included in investment gains (losses), net.

        Depreciation of real estate held for production of income is computed using the straight-line method over the estimated useful lives of the properties, which generally range from 40 to 50 years.

        Real estate investments meeting the following criteria are classified as real estate held-for-sale:


           o Management having the authority to approve the action commits the organization to a plan to sell the property.

           o The property is available for immediate sale in its present condition subject only to terms that are usual and customary for the sale of such assets.

           o An active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated and are continuing.

           o The sale of the asset is probable and transfer of the asset is expected to qualify for recognition as a completed sale within one year.

           o The asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value.

           o Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

        Real estate held-for-sale is stated at depreciated cost less valuation allowances. Valuation allowances on real estate held-for-sale are computed using the lower of depreciated cost or current estimated fair value, net of disposition costs. Depreciation is discontinued on real estate held-for-sale.

        In the fourth quarter of 2003, three real estate investments met the criteria of real estate held-for-sale. As a result, the Company transferred these investments with a total carrying value of $56.9 million from real estate held for the production of income to real estate held-for-sale. This amount is included in the Other assets line in the 2003 consolidated balance sheet. The results of operations for these properties in each of the three years ended December 31, 2003 were not significant.

        Valuation allowances are netted against the asset categories to which they apply.

        Policy loans are stated at unpaid principal balances.

        Partnerships, investment companies and joint venture interests in which the Company has control and a majority economic interest (that is, greater than 50% of the economic return generated by the entity) or those that meet FIN No. 46(R) requirements for consolidation are consolidated; those in which the Company does not have control and a majority economic interest and those that do not meet FIN No. 46(R) requirements for consolidation are reported on the equity basis of accounting and are included either with equity real estate or other equity investments, as appropriate.

        Equity securities include common stock and non-redeemable preferred stock classified as either trading or available for sale securities, are carried at estimated fair value and are included in other equity investments.

        Short-term investments are stated at amortized cost which approximates fair value and are included with other invested assets.

        Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

        All securities owned as well as United States government and agency securities, mortgage-backed securities, futures and forwards transactions are recorded in the consolidated financial statements on a trade date basis.

        Net Investment Income, Investment Gains (Losses), Net and Unrealized
        --------------------------------------------------------------------
        Investment Gains (Losses)
        ------------------------

        Net investment income and realized investment gains (losses), net (together "investment results") related to certain participating group annuity contracts which are passed through to the contractholders are offset by amounts reflected as interest credited to policyholders' account balances.

        Realized investment gains (losses) are determined by identification with the specific asset and are presented as a component of revenue. Changes in the valuation allowances are included in investment gains or losses.

        Realized and unrealized holding gains (losses) on trading securities are reflected in net investment income.

        Unrealized investment gains and losses on fixed maturities and equity securities available for sale held by the Company are accounted for as a separate component of accumulated comprehensive income, net of related deferred Federal income taxes, amounts attributable to Other Discontinued Operations, Closed Block policyholders dividend obligation, participating group annuity contracts and deferred policy acquisition costs ("DAC") related to universal life and investment-type products and participating traditional life contracts.

        Recognition of Insurance Income and Related Expenses
        ----------------------------------------------------

        Premiums from universal life and investment-type contracts are reported as deposits to policyholders' account balances. Revenues from these contracts consist of amounts assessed during the period against policyholders' account balances for mortality charges, policy administration charges and surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policyholders' account balances.

        Premiums from participating and non-participating traditional life and annuity policies with life contingencies generally are recognized as income when due. Benefits and expenses are matched with such income so as to result in the recognition of profits over the life of the contracts. This match is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

        For contracts with a single premium or a limited number of premium payments due over a significantly shorter period than the total period over which benefits are provided, premiums are recorded as income when due with any excess profit deferred and recognized in income in a constant relationship to insurance in-force or, for annuities, the amount of expected future benefit payments.

        Premiums from individual health contracts are recognized as income over the period to which the premiums relate in proportion to the amount of insurance protection provided.

        Deferred Policy Acquisition Costs
        ---------------------------------

        Acquisition costs that vary with and are primarily related to the acquisition of new and renewal insurance business, including commissions, underwriting, agency and policy issue expenses, are deferred. DAC is subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period.

        For universal life products and investment-type products, DAC is amortized over the expected total life of the contract group as a constant percentage of estimated gross profits arising principally from investment results, Separate Account fees, mortality and expense margins and surrender charges based on historical and anticipated future experience, updated at the end of each accounting period. The effect on the amortization of DAC of revisions to estimated gross profits is reflected in earnings in the period such estimated gross profits are revised. A decrease in expected gross profits would accelerate DAC amortization. Conversely, an increase in expected gross profits would slow DAC amortization. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to accumulated comprehensive income in consolidated shareholders' equity as of the balance sheet date.

        A significant assumption in the amortization of DAC on variable and interest-sensitive life insurance and variable annuities relates to projected future Separate Account performance. Expected future gross profit assumptions related to Separate Account performance are set by management using a long-term view of expected average market returns by applying a reversion to the mean approach. In applying this approach to develop estimates of future returns, it is assumed that the market will return to an average gross long-term return estimate, developed with reference to historical long-term equity market performance and subject to assessment of the reasonableness of resulting estimates of future return assumptions. For purposes of making this reasonableness assessment, management has set limitations as to maximum and minimum future rate of return assumptions, as well as a limitation on the duration of use of these maximum or minimum rates of return. Currently, the average gross long-term annual return estimate is 9.0% (7.05% net of product weighted average Separate Account fees), and the gross maximum and minimum annual rate of return limitations are 15.0% (13.05% net of product weighted average Separate Account fees) and 0% (-1.95% net of product weighted average Separate Account fees), respectively. The maximum duration over which these rate limitations may be applied is 5 years. This approach will continue to be applied in future periods. If actual market returns continue at levels that would result in assuming future market returns of 15% for more than 5 years in order to reach the average gross long-term return estimate, the application of the 5 year maximum duration limitation would result in an acceleration of DAC amortization. Conversely, actual market returns resulting in assumed future market returns of 0% for more than 5 years would result in a required deceleration of DAC amortization. As of December 31, 2003, current projections of future average gross market returns assume a 4.7% return for 2004 which is within the maximum and minimum limitations and assume a reversion to the mean of 9.0% after 1 year.

        In addition, projections of future mortality assumptions related to variable and interest-sensitive life products are based on a long-term average of actual experience. This assumption is updated quarterly to reflect recent experience as it emerges. Improvement of life mortality in future periods from that currently projected would result in future deceleration of DAC amortization. Conversely, deterioration of life mortality in future periods from that currently projected would result in future acceleration of DAC amortization. Generally, life mortality experience has improved in recent periods.

        Other significant assumptions underlying gross profit estimates relate to contract persistency and general account investment spread.

        For participating traditional life policies (substantially all of which are in the Closed Block), DAC is amortized over the expected total life of the contract group as a constant percentage based on the present value of the estimated gross margin amounts expected to be realized over the life of the contracts using the expected investment yield. At December 31, 2003, the average rate of assumed investment yields, excluding policy loans, was 7.9% grading to 7.3% over 7 years. Estimated gross margin includes anticipated premiums and investment results less claims and administrative expenses, changes in the net level premium reserve and expected annual policyholder dividends. The effect on the amortization of DAC of revisions to estimated gross margins is reflected in earnings in the period such estimated gross margins are revised. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to accumulated comprehensive income in consolidated shareholders' equity as of the balance sheet date.

        For non-participating traditional life policies, DAC is amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are estimated at the date of policy issue and are consistently applied during the life of the contracts. Deviations from estimated experience are reflected in earnings in the period such deviations occur. For these contracts, the amortization periods generally are for the total life of the policy.

        Policyholders' Account Balances and Future Policy Benefits
        ----------------------------------------------------------

        Policyholders' account balances for universal life and investment-type contracts are equal to the policy account values. The policy account values represent an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals.

        Equitable Life issues certain variable annuity products with a GMDB feature. Equitable Life also issues certain variable annuity products that contain a GMIB feature which, if elected by the policyholder after a stipulated waiting period from contract issuance, guarantees a minimum lifetime annuity based on predetermined annuity purchase rates that may be in excess of what the contract account value can purchase at then-current annuity purchase rates. This minimum lifetime annuity is based on predetermined annuity purchase rates applied to a guaranteed minimum income benefit base. The risk associated with the GMDB and GMIB features is that a protracted under-performance of the financial markets could result in GMDB and GMIB benefits being higher than what accumulated policyholder account balances would support. Reserves for GMDB and GMIB obligations are calculated on the basis of actuarial assumptions related to projected benefits and related contract charges generally over the lives of the contracts using assumptions consistent with those used in estimating gross profits for purposes of amortizing DAC. The determination of this estimated liability is based on models which involve numerous estimates and subjective judgments, including those regarding expected market rates of return and volatility, contract surrender rates, mortality experience, and, for GMIB, GMIB election rates. Assumptions regarding Separate Account performance used for purposes of this calculation are set using a long-term view of expected average market returns by applying a reversion to the mean approach, consistent with that used for DAC amortization. There can be no assurance that ultimate actual experience will not differ from management's estimates.

        The GMIB reinsurance contracts are considered derivatives under SFAS No. 133 and, therefore, are required to be reported in the balance sheet at their fair value. GMIB fair values are reported in the consolidated balance sheets in Other assets. Changes in GMIB fair values are reflected in Commissions, fees and other income in the consolidated statements of earnings. Since there is no readily available market for GMIB reinsurance contracts, the determination of their fair values is based on models which involve numerous estimates and subjective judgments including those regarding expected market rates of return and volatility, GMIB election rates, contract surrender rates and mortality experience. There can be no assurance that ultimate actual experience will not differ from management's estimates.

        For reinsurance contracts other than those covering GMIB exposure, reinsurance recoverable balances are calculated using methodologies and assumptions that are consistent with those used to calculate the direct liabilities.

        For participating traditional life policies, future policy benefit liabilities are calculated using a net level premium method on the basis of actuarial assumptions equal to guaranteed mortality and dividend fund interest rates. The liability for annual dividends represents the accrual of annual dividends earned. Terminal dividends are accrued in proportion to gross margins over the life of the contract.

        For non-participating traditional life insurance policies, future policy benefit liabilities are estimated using a net level premium method on the basis of actuarial assumptions as to mortality, persistency and interest established at policy issue. Assumptions established at policy issue as to mortality and persistency are based on the Insurance Group's experience that, together with interest and expense assumptions, includes a margin for adverse deviation. When the liabilities for future policy benefits plus the present value of expected future gross premiums for a product are insufficient to provide for expected future policy benefits and expenses for that product, DAC is written off and thereafter, if required, a premium deficiency reserve is established by a charge to earnings. Benefit liabilities for traditional annuities during the accumulation period are equal to accumulated contractholders' fund balances and, after annuitization, are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 2.0% to 10.9% for life insurance liabilities and from 2.25% to 8.63% for annuity liabilities.

        Individual health benefit liabilities for active lives are estimated using the net level premium method and assumptions as to future morbidity, withdrawals and interest. Benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. While management believes its disability income ("DI") reserves have been calculated on a reasonable basis and are adequate, there can be no assurance reserves will be sufficient to provide for future liabilities.

        Claim reserves and associated liabilities net of reinsurance ceded for individual DI and major medical policies were $69.9 million and $86.0 million at December 31, 2003 and 2002, respectively. At December 31, 2003 and 2002, respectively, $1,109.3 million and $1,088.9 million of DI reserves and associated liabilities were ceded through an indemnity reinsurance agreement principally with a single reinsurer (see Note 12). Incurred benefits (benefits paid plus changes in claim reserves) and benefits paid for individual DI and major medical policies are summarized as follows:

                                                                  2003               2002                2001
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Incurred benefits related to current year..........  $        33.8       $       36.6       $       44.0
        Incurred benefits related to prior years...........           (2.8)              (6.3)             (10.6)
                                                            -----------------   ----------------   -----------------
        Total Incurred Benefits............................  $        31.0       $       30.3       $       33.4
                                                            =================   ================   =================

        Benefits paid related to current year..............  $        12.1       $       11.5       $       10.7
        Benefits paid related to prior years...............           34.9               37.2               38.8
                                                            -----------------   ----------------   -----------------
        Total Benefits Paid................................  $        47.0       $       48.7       $       49.5
                                                            =================   ================   =================

        Policyholders' Dividends
        ------------------------
        The amount of policyholders' dividends to be paid (including dividends on policies included in the Closed Block) is determined annually by Equitable Life's board of directors. The aggregate amount of policyholders' dividends is related to actual interest, mortality, morbidity and expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by Equitable Life.

        At December 31, 2003, participating policies, including those in the Closed Block, represent approximately 18.7% ($34.7 billion) of directly written life insurance in-force, net of amounts ceded.

        Separate Accounts
        -----------------
        Generally, Separate Accounts established under New York State Insurance Law generally are not chargeable with liabilities that arise from any other business of the Insurance Group. Separate Accounts assets are subject to General Account claims only to the extent Separate Accounts assets exceed Separate Accounts liabilities. Assets and liabilities of the Separate Accounts represent the net deposits and accumulated net investment earnings less fees, held primarily for the benefit of contractholders, and for which the Insurance Group does not bear the investment risk. Separate Accounts' assets and liabilities are shown on separate lines in the consolidated balance sheets. The Insurance Group bears the investment risk on assets held in one Separate Account; therefore, such assets are carried on the same basis as similar assets held in the General Account portfolio. Assets held in the other Separate Accounts are carried at quoted market values or, where quoted values are not readily available, at estimated fair values as determined by the Insurance Group.

        The investment results of Separate Accounts on which the Insurance Group does not bear the investment risk are reflected directly in Separate Accounts liabilities and are not reported in revenues in the consolidated statements of earnings. For 2003, 2002 and 2001, investment results of such Separate Accounts were losses of $(466.2) million, $(4,740.7) million and $(2,214.4) million, respectively.

        Deposits to Separate Accounts are reported as increases in Separate Accounts liabilities and are not reported in revenues. Mortality, policy administration and surrender charges on all Separate Accounts are included in revenues.

        Recognition of Investment Management Revenues and Related Expenses
        ------------------------------------------------------------------
        Commissions, fees and other income principally include Investment Management advisory and service fees. Investment Management advisory and services base fees, generally calculated as a percentage, referred to as "basis points", of assets under management for clients, are recorded as revenue as the related services are performed; they include brokerage transactions charges of Sanford C. Bernstein & Co., LLC ("SCB LLC"), a wholly owned subsidiary of Alliance, for substantially all private client transactions and certain institutional investment management client transactions. Certain investment advisory contracts provide for a performance fee, in addition to or in lieu of a base fee, that is calculated as either a percentage of absolute investment results or a percentage of the related investment results in excess of a stated benchmark over a specified period of time. Performance fees are recorded as revenue at the end of the measurement period. Transaction charges earned and related expenses are recorded on a trade date basis. Distribution revenues and shareholder servicing fees are accrued as earned.

        Institutional research services revenue consists of brokerage transaction charges received by SCB LLC and Sanford C. Bernstein Limited, a wholly owned subsidiary of Alliance, for in-depth research and other services provided to institutional investors. Brokerage transaction charges earned and related expenses are recorded on a trade date basis.

        Sales commissions paid to financial intermediaries in connection with the sale of shares of open-end Alliance mutual funds sold without a front-end sales charge are capitalized as deferred sales commissions and amortized over periods not exceeding five and one-half years, the periods of time during which deferred sales commissions are generally recovered from distribution services fees received from those funds and from contingent deferred sales charges ("CDSC") received from shareholders of those funds upon the redemption of their shares. CDSC cash recoveries are recorded as reductions in unamortized deferred sales commissions when received. At December 31, 2003 and 2002, respectively, net deferred sales commissions totaled $387.2 million and $500.9 million and are included within Other assets. The estimated amortization expense of deferred sales commission, based on December 31, 2003 net balance for each of the next five years is approximately $386.0 million.

        Alliance's management tests the deferred sales commission asset for recoverability quarterly, or more often when events or changes in circumstances occur that could significantly increase the risk of impairment of the asset. Alliance's management determines recoverability by estimating undiscounted future cash flows to be realized from this asset, as compared to its recorded amount, as well as the estimated remaining life of the deferred sales commission asset over which undiscounted future cash flows are expected to be received. Undiscounted future cash flows consist of ongoing distribution services fees and CDSC. Distribution services fees are calculated as a percentage of average assets under management related to back-end load shares. CDSC is based on the lower of cost or current value, at the time of redemption, of back-end load shares redeemed and the point at which redeemed during the applicable minimum holding period under the mutual fund distribution system.

        Significant assumptions utilized to estimate future average assets under management of back-end load shares include expected future market levels and redemption rates. Market assumptions are selected using a long-term view of expected average market returns based on historical returns of broad market indices. Future redemption rate assumptions are determined by reference to actual redemption experience over the last five years. These assumptions are updated periodically. Estimates of undiscounted future cash flows and the remaining life of the deferred sales commission asset are made from these assumptions. Alliance's management considers the results of these analyses performed at various dates. If Alliance's management determines in the future that the deferred sales commission asset is not recoverable, an impairment condition would exist and a loss would be measured as the amount by which the recorded amount of the asset exceeds its estimated fair value. Estimated fair value is determined using Alliance's management's best estimate of future cash flows discounted to a present value amount. As such, given the volatility and uncertainty of capital markets and future redemption, Alliance's management believes these to be critical accounting estimates.

        Other Accounting Policies
        -------------------------

        In accordance with regulations of the Securities and Exchange Commission ("SEC"), securities with a fair value of $1.29 billion and $1.17 billion have been segregated in a special reserve bank custody account at December 31, 2003 and 2002, respectively for the exclusive benefit of securities broker-dealer or brokerage customers under Rule 15c3-3 under the Securities Exchange Act of 1934, as amended.

        Intangible assets include costs assigned to contracts of businesses acquired. These costs continue to be amortized on a straight-line basis over estimated useful lives of twenty years.

        Capitalized internal-use software is amortized on a straight-line basis over the estimated useful life of the software.

        The Holding Company and certain of its consolidated subsidiaries, including the Company, file a consolidated Federal income tax return. Current Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

        Minority interest subject to redemption rights represents the remaining
        32.6 million of private Alliance Units issued to former Bernstein shareholders in connection with Alliance's acquisition of Bernstein. The Holding Company agreed to provide liquidity to these former Bernstein shareholders after a two-year lock-out period which ended October 2002. The Company acquired 8.16 million of the former Bernstein shareholders' Alliance Units in 2002. The outstanding 32.6 million Alliance Units may be sold to the Holding Company at the prevailing market price over the remaining six years ending in 2009. Generally, not more than 20% of the original Alliance Units issued to the former Bernstein shareholders may be put to the Holding Company in any one annual period.

        The Company accounts for its stock option plans and other stock-based compensation plans in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations. In accordance with the opinion, stock option awards result in compensation expense only if the current market price of the underlying stock exceeds the option strike price at the grant date. See Note 22 for the pro forma disclosures required by SFAS No. 123, "Accounting for Stock-Based Compensation," and SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure".

3)      INVESTMENTS

        The following tables provide additional information relating to fixed maturities and equity securities:

                                                                   Gross              Gross
                                              Amortized          Unrealized         Unrealized          Estimated
                                                 Cost              Gains              Losses            Fair Value
                                            ---------------   -----------------  -----------------   ---------------
                                                                         (In Millions)

        December 31, 2003
        -----------------
        Fixed Maturities:
          Available for Sale:
            Corporate.....................   $    20,653.7     $    1,726.2       $       84.7       $   22,295.2
            Mortgage-backed...............         3,837.0             57.0               17.4            3,876.6
            U.S. Treasury, government
              and agency securities.......           812.3             58.7                 .5              870.5
            States and political
              subdivisions................           188.2             14.1                2.0              200.3
            Foreign governments...........           248.4             45.9                 .3              294.0
            Redeemable preferred stock....         1,412.0            151.1                4.2            1,558.9
                                            ----------------- -----------------  -----------------  ----------------
              Total Available for Sale....   $    27,151.6     $    2,053.0       $      109.1       $   29,095.5
                                            ================= =================  =================  ================

        Equity Securities:
          Available for sale..............   $        11.6     $        1.2       $         .2       $       12.6
          Trading securities..............             1.9               .6                1.5                1.0
                                            ----------------- -----------------  -----------------  ----------------
        Total Equity Securities...........   $        13.5     $        1.8       $        1.7       $       13.6
                                            ================= =================  =================  ================

        December 31, 2002
        -----------------
        Fixed Maturities:
          Available for Sale:
            Corporate.....................   $    20,084.0     $    1,491.0       $      269.0       $   21,306.0
            Mortgage-backed...............         2,419.2             99.2                -              2,518.4
            U.S. Treasury, government
              and agency securities.......           895.5             84.1                -                979.6
            States and political
              subdivisions................           197.6             17.9                -                215.5
            Foreign governments...........           231.8             37.4                 .8              268.4
            Redeemable preferred stock....           923.7             71.4                4.1              991.0
                                            ----------------- -----------------  -----------------  ----------------
              Total Available for Sale....   $    24,751.8     $    1,801.0       $      273.9       $   26,278.9
                                            ================= =================  =================  ================

        Equity Securities:
          Available for sale..............   $        37.6     $        2.0       $        3.4       $       36.2
          Trading securities..............             3.3               .8                3.0                1.1
                                            ----------------- -----------------  -----------------  ----------------
        Total Equity Securities...........   $        40.9     $        2.8       $        6.4       $       37.3
                                            ================= =================  =================  ================

        For publicly-traded fixed maturities and equity securities, estimated fair value is determined using quoted market prices. For fixed maturities without a readily ascertainable market value, the Company determines estimated fair values using a discounted cash flow approach, including provisions for credit risk, generally based on the assumption such securities will be held to maturity. Such estimated fair values do not necessarily represent the values for which these securities could have been sold at the dates of the consolidated balance sheets. At December 31, 2003 and 2002, securities without a readily ascertainable market value having an amortized cost of $4,462.1 million and $4,899.8 million, respectively, had estimated fair values of $4,779.6 million and $5,137.2 million, respectively.

        The contractual maturity of bonds at December 31, 2003 is shown below:

                                                                                        Available for Sale
                                                                                ------------------------------------
                                                                                   Amortized          Estimated
                                                                                     Cost             Fair Value
                                                                                ----------------   -----------------
                                                                                           (In Millions)

        Due in one year or less................................................  $      495.5       $      514.8
        Due in years two through five..........................................       4,981.3            5,386.0
        Due in years six through ten...........................................       9,760.8           10,595.8
        Due after ten years....................................................       6,665.0            7,163.4
        Mortgage-backed securities.............................................       3,837.0            3,876.6
                                                                                ----------------   -----------------
        Total..................................................................  $   25,739.6       $   27,536.6
                                                                                ================   =================

        Bonds not due at a single maturity date have been included in the above table in the year of final maturity. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

        The Company's management, with the assistance of its investment advisors, monitors the investment performance of its portfolio. This review process culminates with a quarterly review of certain assets by the Insurance Group's Investments Under Surveillance Committee that evaluates whether any investments are other than temporarily impaired. The review considers an analysis of individual credit metrics of each issuer as well as industry fundamentals and the outlook for the future. Based on the analysis, a determination is made as to the ability of the issuer to service its debt obligations on an ongoing basis. If this ability is deemed to be impaired, then the appropriate provisions are taken.

        The following table discloses fixed maturities (598 fixed maturities) that have been in a continuous unrealized loss position for less than a twelve month period and greater than a twelve month period as of December 31, 2003:

                                       Less than 12 Months             12 Months or Longer                   Total
                                  -------------------------------  ----------------------------   ----------------------------
                                                        Gross                         Gross                          Gross
                                     Estimated       Unrealized     Estimated      Unrealized      Estimated      Unrealized
                                     Fair Value        Losses       Fair Value       Losses        Fair Value       Losses
                                    -------------   -------------  -------------  -------------   -------------  -------------
                                                                         (In Millions)

   Fixed Maturities:
     Corporate.................   $     2,342.9   $       77.6   $       81.0   $        7.1    $    2,423.9    $      84.7
     Mortgage-backed...........         1,406.0           17.4            -              -           1,406.0           17.4
     U.S. Treasury,
       government and agency
       securities..............            28.3             .5            -              -              28.3             .5
     States and political
       subdivisions............            24.2            2.0            -              -              24.2            2.0
     Foreign governments.......             7.4             .3            1.0            -               8.4             .3
     Redeemable
       preferred stock.........            58.5            3.2           14.0            1.0            72.5            4.2
                                  --------------  -------------  -------------  --------------  -------------  ---------------

   Total Temporarily
     Impaired Securities ......   $     3,867.3   $      101.0   $       96.0   $        8.1    $    3,963.3   $      109.1
                                  ==============  =============  =============  ==============  =============  ===============

        The Insurance Group's fixed maturity investment portfolio includes corporate high yield securities consisting of public high yield bonds, redeemable preferred stocks and directly negotiated debt in leveraged buyout transactions. The Insurance Group seeks to minimize the higher than normal credit risks associated with such securities by monitoring concentrations in any single issuer or a particular industry group. These corporate high yield securities are classified as other than investment grade by the various rating agencies, i.e., a rating below Baa3/BBB- or National Association of Insurance Commissioners ("NAIC") designation of 3 (medium grade), 4 or 5 (below investment grade) or 6 (in or near default). At December 31, 2003, approximately

        $1,366.2 million or 5.3% of the $25,739.6 million aggregate amortized cost of bonds held by the Company was considered to be other than investment grade.

        At December 31, 2003, the carrying value of fixed maturities which are non-income producing for the twelve months preceding the consolidated balance sheet date was $53.0 million.

        The Insurance Group holds equity in limited partnership interests and other equity method investments that primarily invest in securities considered to be other than investment grade. The carrying values at December 31, 2003 and 2002 were $775.5 million and $683.0 million, respectively.

        The payment terms of mortgage loans on real estate may from time to time be restructured or modified. The investment in restructured mortgage loans on real estate, based on amortized cost, amounted to $122.4 million and $75.3 million at December 31, 2003 and 2002, respectively. Gross interest income on these loans included in net investment income aggregated $7.8 million, $5.3 million and $3.2 million in 2003, 2002 and 2001, respectively. Gross interest income on restructured mortgage loans on real estate that would have been recorded in accordance with the original terms of such loans amounted to $10.0 million, $6.8 million and $4.2 million in 2003, 2002 and 2001, respectively.

        Impaired mortgage loans along with the related investment valuation allowances for losses follow:

                                                                                         December 31,
                                                                            ----------------------------------------
                                                                                   2003                 2002
                                                                            -------------------  -------------------
                                                                                         (In Millions)

        Impaired mortgage loans with investment valuation allowances.......  $        149.4       $        111.8
        Impaired mortgage loans without investment valuation allowances....            29.1                 20.4
                                                                            -------------------  -------------------
        Recorded investment in impaired mortgage loans.....................           178.5                132.2
        Investment valuation allowances....................................           (18.8)               (23.4)
                                                                            -------------------  -------------------
        Net Impaired Mortgage Loans........................................  $        159.7       $        108.8
                                                                            ===================  ===================

        During 2003, 2002 and 2001, respectively, the Company's average recorded investment in impaired mortgage loans was $180.9 million, $138.1 million and $141.7 million. Interest income recognized on these impaired mortgage loans totaled $12.3 million, $10.0 million and $7.2 million for 2003, 2002 and 2001, respectively.

        Mortgage loans on real estate are placed on nonaccrual status once management believes the collection of accrued interest is doubtful. Once mortgage loans on real estate are classified as nonaccrual loans, interest income is recognized under the cash basis of accounting and the resumption of the interest accrual would commence only after all past due interest has been collected or the mortgage loan on real estate has been restructured to where the collection of interest is considered likely. At December 31, 2003 and 2002, respectively, the carrying value of mortgage loans on real estate that had been classified as nonaccrual loans was $143.2 million and $91.1 million.

        The Insurance Group's investment in equity real estate is through direct ownership and through investments in real estate joint ventures. At December 31, 2003 and 2002, the carrying value of equity real estate held-for-sale amounted to $56.9 million and $107.7 million, respectively. For 2003, 2002 and 2001, respectively, real estate of $2.8 million, $5.6 million and $64.8 million was acquired in satisfaction of debt. At December 31, 2003 and 2002, the Company owned $275.8 million and $268.8 million, respectively, of real estate acquired in satisfaction of debt of which $3.6 million and $2.7 million, respectively, are held as real estate joint ventures.

        Accumulated depreciation on real estate was $189.6 million and $163.6 million at December 31, 2003 and 2002, respectively. Depreciation expense on real estate totaled $38.8 million, $18.0 million and $16.1 million for 2003, 2002 and 2001, respectively.

        Investment valuation allowances for mortgage loans and equity real estate and changes thereto follow:

                                                                        2003               2002                2001
                                                                  -----------------   ----------------   -----------------
                                                                                       (In Millions)

        Balances, beginning of year...........................     $        55.0       $       87.6       $      126.2
        Additions charged to income...........................              12.2               32.5               40.0
        Deductions for writedowns and
          asset dispositions..................................             (15.2)             (65.1)             (78.6)
        Deduction for transfer of real estate held-for-sale
          to real estate held for the production of income....             (31.5)               -                  -
                                                                  -----------------   ----------------   -----------------
        Balances, End of Year.................................     $        20.5       $       55.0       $       87.6
                                                                  =================   ================   =================

        Balances, end of year comprise:
          Mortgage loans on real estate.......................     $        18.8       $       23.4       $       19.3
          Equity real estate..................................               1.7               31.6               68.3
                                                                  -----------------   ----------------   -----------------
        Total.................................................     $        20.5       $       55.0       $       87.6
                                                                  =================   ================   =================


4)      EQUITY METHOD INVESTMENTS

        Included in equity real estate or other equity investments, as appropriate, is the Company's interest in real estate joint ventures, limited partnership interests and investment companies accounted for under the equity method with a total carrying value of $896.9 million and $801.7 million, respectively, at December 31, 2003 and 2002. The Company's total equity in net earnings (losses) for these real estate joint ventures and limited partnership interests was $4.3 million, $(18.3) million and $(111.1) million, respectively, for 2003, 2002 and 2001.

        Summarized below is the combined financial information only for those real estate joint ventures and for those limited partnership interests accounted for under the equity method in which the Company has an investment of $10.0 million or greater and an equity interest of 10% or greater (6 and 7 individual ventures at December 31, 2003 and 2002, respectively) and the Company's carrying value and equity in net earnings for those real estate joint ventures and limited partnership interests:

                                                                                           December 31,
                                                                                ------------------------------------
                                                                                     2003                2002
                                                                                ----------------   -----------------
                                                                                           (In Millions)


        BALANCE SHEETS
        Investments in real estate, at depreciated cost........................  $       551.6      $       550.0
        Investments in securities, generally at estimated fair value...........          204.8              237.5
        Cash and cash equivalents..............................................           37.6               27.9
        Other assets...........................................................           22.8               32.2
                                                                                ----------------   -----------------
        Total Assets...........................................................  $       816.8      $       847.6
                                                                                ================   =================

        Borrowed funds - third party...........................................  $       259.7      $       264.7
        Other liabilities......................................................           19.5               19.2
                                                                                ----------------   -----------------
        Total liabilities......................................................          279.2              283.9
                                                                                ----------------   -----------------

        Partners' capital......................................................          537.6              563.7
                                                                                ----------------   -----------------
        Total Liabilities and Partners' Capital................................  $       816.8      $       847.6
                                                                                ================   =================

        The Company's Carrying Value in These Entities Included Above..........  $       168.8      $       172.3
                                                                                ================   =================

                                                                  2003               2002                2001
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        STATEMENTS OF EARNINGS
        Revenues of real estate joint ventures.............  $        95.6       $       98.4       $       95.6
        Net revenues (losses) of
          other limited partnership interests..............           26.0              (23.2)              29.8
        Interest expense - third party.....................          (18.0)             (19.8)             (11.5)
        Interest expense - the Company.....................            -                  -                  (.7)
        Other expenses.....................................          (61.7)             (59.3)             (58.2)
                                                            -----------------   ----------------   -----------------
        Net Earnings (Losses)..............................  $        41.9       $       (3.9)      $       55.0
                                                            =================   ================   =================

        The Company's Equity in Net Earnings of These
          Entities Included Above..........................  $         5.0       $       12.8       $       13.2
                                                            =================   ================   =================


5)      NET INVESTMENT INCOME AND INVESTMENT GAINS (LOSSES)

        The sources of net investment income follows:

                                                                  2003               2002                2001
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Fixed maturities...................................  $     1,792.6       $    1,755.4       $    1,662.4
        Mortgage loans on real estate......................          279.5              314.8              361.6
        Equity real estate.................................          136.9              153.7              166.2
        Other equity investments...........................           49.3              (45.4)             (53.6)
        Policy loans.......................................          260.1              269.4              268.2
        Other investment income............................           66.8              114.1              216.6
                                                            -----------------   ----------------   -----------------

          Gross investment income..........................        2,585.2            2,562.0            2,621.4

          Investment expenses..............................         (198.3)            (184.8)            (217.1)
                                                            -----------------   ----------------   -----------------

        Net Investment Income..............................  $     2,386.9       $    2,377.2       $    2,404.3
                                                            =================   ================   =================

        Investment (losses) gains including changes in the valuation allowances follow:

                                                                  2003               2002                2001
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Fixed maturities...................................  $      (100.7)      $     (374.3)      $     (225.2)
        Mortgage loans on real estate......................            1.3                3.7              (11.4)
        Equity real estate.................................           26.8              101.5               34.5
        Other equity investments...........................            2.0                3.3              (13.0)
        Issuance and sales of Alliance Units...............            -                   .5               (2.3)
        Other..............................................            8.3              (13.2)              10.1
                                                            -----------------   ----------------   -----------------
          Investment Losses, Net...........................  $       (62.3)      $     (278.5)      $     (207.3)
                                                            =================   ================   =================

        Writedowns of fixed maturities amounted to $193.2 million, $312.8 million and $287.5 million for 2003, 2002 and 2001, respectively. Writedowns of mortgage loans on real estate and equity real estate amounted to $5.2 million and zero, respectively, for 2003 and $5.5 million and $5.8 million, respectively, for 2002.

        For 2003, 2002 and 2001, respectively, proceeds received on sales of fixed maturities classified as available for sale amounted to $4,773.5 million, $7,176.3 million and $7,372.3 million. Gross gains of $105.1 million, $108.4 million and $156.2 million and gross losses of $39.5 million, $172.9 million and $115.9 million, respectively, were realized on these sales. The change in unrealized investment gains (losses) related to fixed maturities classified as available for sale for 2003, 2002 and 2001 amounted to $416.8 million, $1,047.8 million and $429.5 million, respectively.

        Net investment income in 2001 included realized gains of $27.1 million on sales of Credit Suisse Group common stock, which was designated as trading account securities and acquired in conjunction with the sale of Donaldson, Lufkin & Jenrette, Inc., formerly a majority owned subsidiary, in 2000.

        In 2003, 2002 and 2001, respectively, net unrealized holding gains (losses) on trading account equity securities of $2.1 million, $.5 million, and $25.0 million were included in net investment income in the consolidated statements of earnings. These trading securities had a carrying value of $1.0 million and $1.1 million and costs of $1.9 million and $3.3 million at December 31, 2003 and 2002, respectively.

        For 2003, 2002 and 2001, investment results passed through to certain participating group annuity contracts as interest credited to policyholders' account balances amounted to $76.5 million, $92.1 million and $96.7 million, respectively.

        Net unrealized investment gains (losses) included in the consolidated balance sheets as a component of accumulated other comprehensive income and the changes for the corresponding years, including Other Discontinued Operations on a line-by-line basis, follow:

                                                                  2003               2002                2001
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Balance, beginning of year.........................  $       681.1       $      215.5       $       12.9
        Changes in unrealized investment gains (losses)....          440.8            1,049.9              436.0
        Changes in unrealized investment (gains) losses
          attributable to:
            Participating group annuity contracts,
               Closed Block policyholder dividend
               obligation and other........................          (53.0)            (157.3)             (48.6)
            DAC............................................          (65.7)            (174.1)             (71.6)
            Deferred Federal income taxes..................         (110.4)            (252.9)            (113.2)
                                                            -----------------   ----------------   -----------------
        Balance, End of Year...............................  $       892.8       $      681.1       $      215.5
                                                            =================   ================   =================

                                                                      2003                2002              2001
                                                                -------------      ---------------    --------------
                                                                                   (In Millions)
        Balance, end of year comprises:
          Unrealized investment gains (losses) on:
            Fixed maturities...............................  $     2,015.7       $    1,572.0       $      496.0
            Other equity investments.......................            1.5               (1.5)               4.3
            Other..........................................          (28.1)             (22.2)              (1.9)
                                                            -----------------   ------------------ -----------------
              Total........................................        1,989.1            1,548.3              498.4
          Amounts of unrealized investment (gains) losses
            attributable to:
              Participating group annuity contracts,
                Closed Block policyholder dividend
                obligation and other.......................         (274.2)            (221.2)             (63.9)
              DAC..........................................         (339.7)            (274.0)             (99.9)
              Deferred Federal income taxes................         (482.4)            (372.0)            (119.1)
                                                            -----------------   ------------------ -----------------
        Total..............................................  $       892.8       $      681.1       $      215.5
                                                            =================   ================== =================

        Changes in unrealized gains (losses) reflect changes in fair value of only those fixed maturities and equity securities classified as available for sale and do not reflect any changes in fair value of policyholders' account balances and future policy benefits.

 6)     ACCUMULATED OTHER COMPREHENSIVE INCOME

        Accumulated other comprehensive income represents cumulative gains and losses on items that are not reflected in earnings. The balances for the past three years follow:

                                                                  2003               2002                2001
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Unrealized gains on investments....................  $       892.8       $      681.1       $      215.5
        Minimum pension liability..........................            -                  -                  (.1)
                                                            -----------------   ----------------   -----------------
        Total Accumulated Other
          Comprehensive Income.............................  $       892.8       $      681.1       $      215.4
                                                            =================   ================   =================

        The components of other comprehensive income for the past three years follow:

                                                                  2003               2002                2001
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Net unrealized gains (losses) on investments:
          Net unrealized gains arising during
            the period.....................................  $       416.6       $    1,008.9       $      525.2
          Losses (gains) reclassified into net earnings
            during the period..............................           24.2               41.0              (89.2)
                                                            -----------------   ----------------   -----------------
        Net unrealized gains on investments................          440.8            1,049.9              436.0
        Adjustments for policyholders liabilities,
            DAC and deferred Federal income taxes..........         (229.1)            (584.3)            (233.4)
                                                            -----------------   ----------------   -----------------

        Change in unrealized gains, net of
            adjustments....................................          211.7              465.6              202.6
        Change in minimum pension liability................            -                   .1                -
                                                            -----------------   ----------------   -----------------
        Total Other Comprehensive Income...................  $       211.7       $      465.7       $      202.6
                                                            =================   ================   =================


 7)     CLOSED BLOCK

        The excess of Closed Block liabilities over Closed Block assets (adjusted to exclude the impact of related amounts in accumulated other comprehensive income) represents the expected maximum future post-tax earnings from the Closed Block which would be recognized in income from continuing operations over the period the policies and contracts in the Closed Block remain in force. As of January 1, 2001, the Company has developed an actuarial calculation of the expected timing of the Closed Block earnings.

        If the actual cumulative earnings from the Closed Block are greater than the expected cumulative earnings, only the expected earnings will be recognized in net income. Actual cumulative earnings in excess of expected cumulative earnings at any point in time are recorded as a policyholder dividend obligation because they will ultimately be paid to Closed Block policyholders as an additional policyholder dividend unless offset by future performance that is less favorable than originally expected. If a policyholder dividend obligation has been previously established and the actual Closed Block earnings in a subsequent period are less than the expected earnings for that period, the policyholder dividend obligation would be reduced (but not below zero). If, over the period the policies and contracts in the Closed Block remain in force, the actual cumulative earnings of the Closed Block are less than the expected cumulative earnings, only actual earnings would be recognized in income from continuing operations. If the Closed Block has insufficient funds to make guaranteed policy benefit payments, such payments will be made from assets outside the Closed Block.

        Many expenses related to Closed Block operations, including amortization of DAC, are charged to operations outside of the Closed Block; accordingly, net revenues of the Closed Block do not represent the actual profitability of the Closed Block operations. Operating costs and expenses outside of the Closed Block are, therefore, disproportionate to the business outside of the Closed Block.

        Summarized financial information for the Closed Block is as follows:

                                                                                  December 31,         December 31,
                                                                                      2003                 2002
                                                                                -----------------    -----------------
                                                                                            (In Millions)

       CLOSED BLOCK LIABILITIES:
       Future policy benefits, policyholders' account balances
          and other...........................................................  $     8,972.1        $     8,997.3
       Policyholder dividend obligation.......................................          242.1                213.3
       Other liabilities......................................................          129.5                134.6
                                                                                -----------------    -----------------
       Total Closed Block liabilities.........................................        9,343.7              9,345.2
                                                                                -----------------    -----------------

       ASSETS DESIGNATED TO THE CLOSED BLOCK:
       Fixed maturities, available for sale, at estimated fair value
         (amortized cost of $5,061.0 and $4,794.0)............................        5,428.5              5,098.4
       Mortgage loans on real estate..........................................        1,297.6              1,456.0
       Policy loans...........................................................        1,384.5              1,449.9
       Cash and other invested assets.........................................          143.3                141.9
       Other assets...........................................................          199.2                219.9
                                                                                -----------------    -----------------
        Total assets designated to the Closed Block...........................        8,453.1              8,366.1
                                                                                -----------------    -----------------

       Excess of Closed Block liabilities over assets designated to
          the Closed Block....................................................          890.6                979.1

       Amounts included in accumulated other comprehensive income:
          Net unrealized investment gains, net of deferred Federal income tax of $43.9 and $31.8 and policyholder dividend obligation of
            $242.1 and $213.3.................................................           81.6                 59.1
                                                                                -----------------    -----------------

       Maximum Future Earnings To Be Recognized From Closed Block
          Assets and Liabilities..............................................  $       972.2        $     1,038.2
                                                                                =================    =================

        Closed Block revenues and expenses were as follows:

                                                                2003               2002                 2001
                                                           ----------------   ----------------   --------------------
                                                                                 (In Millions)



      REVENUES:
      Premiums and other income..........................   $      508.5       $      543.8       $       571.5
      Investment income (net of investment
         expenses of $2.4, $5.4, and $3.0)...............          559.2              582.4               583.5
      Investment losses, net.............................          (35.7)             (47.0)              (42.3)
                                                           ----------------   ----------------   --------------------
      Total revenues.....................................        1,032.0            1,079.2             1,112.7
                                                           ----------------   ----------------   --------------------

      BENEFITS AND OTHER DEDUCTIONS:
      Policyholders' benefits and dividends..............          924.5              980.2             1,009.3
      Other operating costs and expenses.................            4.0                4.4                 4.7
                                                           ----------------   ----------------   --------------------
      Total benefits and other deductions................          928.5              984.6             1,014.0
                                                           ----------------   ----------------   --------------------

      Net revenues before Federal income taxes...........          103.5               94.6                98.7
      Federal income taxes...............................          (37.5)             (34.7)              (36.2)
                                                           ----------------   ----------------   --------------------
      Net Revenues.......................................   $       66.0       $       59.9       $        62.5
                                                           ================   ================   ====================

        Reconciliation of the policyholder dividend obligation is as follows:

                                                                                             December 31,
                                                                                ------------------------------------
                                                                                     2003                2002
                                                                                ----------------   -----------------
                                                                                           (In Millions)

        Balance at beginning of year...........................................  $       213.3      $        47.1
        Unrealized investment gains............................................           28.8              166.2
                                                                                ----------------   -----------------
        Balance at End of Year ................................................  $       242.1      $       213.3
                                                                                ================   =================

        Impaired mortgage loans along with the related investment valuation allowances follows:

                                                                                           December 31,
                                                                                ------------------------------------
                                                                                     2003                2002
                                                                                ----------------   -----------------
                                                                                           (In Millions)

        Impaired mortgage loans with investment valuation allowances...........  $        58.3      $        18.6
        Impaired mortgage loans without investment valuation allowances........            5.8                 .9
                                                                                ----------------   -----------------
        Recorded investment in impaired mortgages..............................           64.1               19.5
        Investment valuation allowances........................................           (3.7)              (4.0)
                                                                                ----------------   -----------------
        Net Impaired Mortgage Loans............................................  $        60.4      $        15.5
                                                                                ================   =================

        During 2003, 2002 and 2001, the Closed Block's average recorded investment in impaired mortgage loans was $51.9 million, $26.0 million and $30.8 million, respectively. Interest income recognized on these impaired mortgage loans totaled $2.7 million, $2.1 million and $1.2 million for 2003, 2002 and 2001, respectively.

        Valuation allowances amounted to $3.6 million and $3.9 million on mortgage loans on real estate and $.1 million and $.1 million on equity real estate at December 31, 2003 and 2002, respectively. Writedowns of fixed maturities amounted to $37.8 million, $40.0 million and $30.8 million for 2003, 2002 and 2001, respectively, including $23.3 million in fourth quarter 2001.


8)       OTHER DISCONTINUED OPERATIONS

        Summarized financial information for Other Discontinued Operations follows:

                                                                                          December 31,
                                                                              --------------------------------------
                                                                                    2003                 2002
                                                                              -----------------    -----------------
                                                                                          (In Millions)

        BALANCE SHEETS
        Fixed maturities, available for sale, at estimated fair value
          (amortized cost of $644.7 and $677.8)..............................  $      716.4         $      722.7
        Equity real estate...................................................         198.2                203.7
        Mortgage loans on real estate........................................          63.9                 87.5
        Other equity investments.............................................           7.5                  9.4
        Other invested assets................................................            .2                   .2
                                                                              -----------------    -----------------
          Total investments..................................................         986.2              1,023.5
        Cash and cash equivalents............................................          63.0                 31.0
        Other assets.........................................................         110.9                126.5
                                                                              -----------------    -----------------
        Total Assets.........................................................  $    1,160.1         $    1,181.0
                                                                              =================    =================

        Policyholders liabilities............................................  $      880.3         $      909.5
        Allowance for future losses..........................................         173.4                164.6
        Other liabilities....................................................         106.4                106.9
                                                                              -----------------    -----------------
        Total Liabilities....................................................  $    1,160.1         $    1,181.0
                                                                              =================    =================

                                                                  2003               2002                2001
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)
        STATEMENTS OF EARNINGS
        Investment income (net of investment
          expenses of $21.0, $18.1 and $25.3)..............  $        70.6       $       69.7       $       91.6
        Investment gains (losses), net.....................            5.4               34.2               33.6
        Policy fees, premiums and other income.............            -                   .2                 .2
                                                            -----------------   ----------------   -----------------
        Total revenues.....................................           76.0              104.1              125.4

        Benefits and other deductions......................           89.4               98.7              100.7
        (Losses charged) earnings credited to allowance
          for future losses................................          (13.4)               5.4               24.7
                                                            -----------------   ----------------   -----------------

        Pre-tax loss from operations.......................            -                  -                  -
        Pre-tax earnings from releasing the allowance
          for future losses................................            5.2                8.7               46.1
        Federal income tax expense.........................           (1.8)              (3.1)              (2.2)
                                                            -----------------   ----------------   -----------------

        Earnings from Discontinued Operations..............  $         3.4       $        5.6       $       43.9
                                                            =================   ================   =================

        The Company's quarterly process for evaluating the allowance for future losses applies the current period's results of discontinued operations against the allowance, re-estimates future losses and adjusts the allowance, if appropriate. Additionally, as part of the Company's annual planning process, investment and benefit cash flow projections are prepared. These updated assumptions and estimates resulted in a release of allowance in each of the three years presented.

        Valuation allowances of $2.5 million and $4.9 million on mortgage loans on real estate were held at December 31, 2003 and 2002, respectively. During 2003, 2002 and 2001, discontinued operations' average recorded investment in impaired mortgage loans was $16.2 million, $25.3 million and $32.2 million, respectively. Interest income recognized on these impaired mortgage loans totaled $1.3 million, $2.5 million and $2.5 million for 2003, 2002 and 2001, respectively.

        In 2001, Federal Income tax expense for discontinued operations reflected a $13.8 million reduction in taxes due to settlement of open tax years.


9)      VARIABLE ANNUITY CONTRACTS - GMDB AND GMIB

        Equitable Life issues certain variable annuity contracts with GMDB and GMIB features that guarantee either:

            a) Return of Premium: the benefit is the greater of current account value or premiums paid (adjusted for withdrawals);

            b) Ratchet: the benefit is the greatest of current account value, premiums paid (adjusted for withdrawals), or the highest account value on any anniversary up to contractually specified ages (adjusted for withdrawals);

            c) Roll-Up: the benefit is the greater of current account value or premiums paid (adjusted for withdrawals) accumulated at contractually specified interest rates up to specified ages; or

            d) Combo: the benefit is the greater of the ratchet benefit or the roll-up benefit.

        The following table summarizes the GMDB and GMIB liabilities, before reinsurance ceded, reflected in the General Account in future policy benefits and other policyholders liabilities in 2003:

                                                                   GMDB               GMDB               Total
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Balance at January 1, 2003.........................  $       128.4       $      117.5       $      245.9
          Paid guarantee benefits..........................          (65.6)               -                (65.6)
          Other changes in reserve.........................            6.5              (31.9)             (25.4)
                                                            -----------------   ----------------   -----------------
        Balance at December 31, 2003.......................  $        69.3       $       85.6       $      154.9
                                                            =================   ================   =================

        Related GMDB reinsurance ceded amounts were:

                                                                     GMDB
                                                            ---------------------
                                                                (In Millions)

        Balance at December 31, 2002.......................  $        21.5
          Paid guarantee benefits ceded....................          (18.5)
          Other changes in reserve.........................           14.2
                                                            ---------------------
        Balance at December 31, 2003.......................  $        17.2
                                                            =====================

        The GMIB reinsurance contracts are considered derivatives and are reported at fair value; see Note 16.

        The December 31, 2003 values for those variable contracts with GMDB and GMIB features are presented in the following table. Since variable contracts with GMDB guarantees may also offer GMIB guarantees in each contract, the GMDB and GMIB amounts listed are not mutually exclusive:


                                                   Return
                                                     of
                                                   Premium       Ratchet         Roll-Up         Combo            Total
                                                -------------- -------------  --------------  -------------   --------------
                                                                        (Dollars In Millions)

       GMDB:
         Account value (1)...................   $     26,849   $    5,332     $    8,030      $   6,160      $   46,371
         Net amount at risk, gross...........   $      2,108   $      942     $    2,112      $      10      $    5,172
         Net amount at risk, net of amounts
           reinsured.........................   $      2,104   $      631     $    1,281      $      10      $    4,026
         Average attained age of
           Contractholders...................           49.5         59.6           61.7           59.8            51.7
         Percentage of contractholders
           over age 70.......................            7.1         20.9           25.8           20.3            10.3
         Range of guaranteed minimum return
           rates............................              N/A         N/A           3%-6%          3%-6%            N/A

       GMIB:
         Account value (2)...................             N/A         N/A     $    5,763      $   8,589      $   14,352
         Net amount at risk, gross...........             N/A         N/A     $      442      $     -        $      442
         Net amount at risk, net of amounts
           reinsured.........................             N/A         N/A     $      110      $     -        $      110
         Weighted average years remaining
           until annuitization..............              N/A         N/A            4.6            9.8             7.2
         Range of guaranteed minimum return
           rates............................              N/A         N/A           3%-6%          3%-6%           3%-6%

        (1) Included General Account balances of $11,379 million, $199 million, $182 million and $380 million, respectively, for a total of $12,140 million.

        (2) Included General Account balances of $3 million and $568 million, respectively, for a total of $571 million.

        For contracts with the GMDB feature, the net amount at risk in the event of death is the amount by which the GMDB benefits exceed related account values.

        For contracts with the GMIB feature, the net amount at risk in the event of annuitization is defined as the amount by which the present value of the GMIB benefits exceeds related account values, taking into account the relationship between current annuity purchase rates and the GMIB guaranteed annuity purchase rates.

        In third quarter 2003, Equitable Life initiated a program to hedge certain risks associated with the GMDB feature of the Accumulator series of annuity products sold beginning April 2002. At December 31, 2003, contracts with these features had a total account value and net amount at risk of $13,008 million and $17 million, respectively. This program currently utilizes exchange-traded, equity-based futures contracts that are dynamically managed in an effort to reduce the economic impact of unfavorable changes in GMDB exposure attributable to movements in the equity markets.


10)     SHORT-TERM AND LONG-TERM DEBT

        Short-term and long-term debt consists of the following:

                                                                                          December 31,
                                                                              --------------------------------------
                                                                                    2003                 2002
                                                                              -----------------    -----------------
                                                                                          (In Millions)

        Short-term debt:
        Promissory note, 1.53% ..............................................  $      248.3         $      248.3
        Other................................................................           -                   22.0
                                                                              -----------------    -----------------
        Total short-term debt................................................         248.3                270.3
                                                                              -----------------    -----------------

        Long-term debt:
        Equitable Life:
          Surplus notes, 6.95%, due 2005.....................................         399.8                399.8
          Surplus notes, 7.70%, due 2015.....................................         199.8                199.7
                                                                              -----------------    -----------------
              Total Equitable Life...........................................         599.6                599.5
                                                                              -----------------    -----------------

        Alliance:
          Senior Notes, 5.625%, due 2006.....................................         398.8                398.4
          Other..............................................................           6.5                  6.5
                                                                              -----------------    -----------------
              Total Alliance.................................................         405.3                404.9
                                                                              -----------------    -----------------

        Total long-term debt.................................................       1,004.9              1,004.4
                                                                              -----------------    -----------------

        Total Short-term and Long-term Debt..................................  $    1,253.2         $    1,274.7
                                                                              =================    =================

        Short-term Debt
        ---------------

        Equitable Life has a $350.0 million 5 year bank credit facility. The interest rates are based on external indices dependent on the type of borrowing ranging from 1.34% to 4.0%. No amounts were outstanding under this credit facility at December 31, 2003.

        Equitable Life has a commercial paper program with an issue limit of $500.0 million. This program is available for general corporate purposes used to support Equitable Life's liquidity needs and is supported by Equitable Life's $350.0 million bank credit facility. At December 31, 2003, no amounts were outstanding under this program.

        Equitable Life has a $350.0 million, one year promissory note, of which $101.7 million is included within Other Discontinued Operations. The promissory note, which matures in March 2004, is related to wholly owned real estate. Certain terms of the promissory note, such as interest rate and maturity date, are negotiated annually.

        At December 31, 2003 and 2002, respectively, the Company had pledged real estate of $309.8 million and $322.9 million as collateral for certain short-term debt.

        Since 1998, Alliance has had a $425.0 million commercial paper program. In September 2002, Alliance entered into an $800.0 million five-year revolving credit facility with a group of commercial banks and other lenders that replaced three credit facilities aggregating
        $875.0 million.Of the $800.0 million total, $425.0 million is intended to provide back-up liquidity for Alliance's commercial paper program, with the balance available for general purposes, including capital expenditures and funding the payments of sales commissions to financial intermediaries. The interest rate, at the option of Alliance, is a floating rate generally based upon a defined prime rate, a rate related to the London Interbank Offered Rate ("LIBOR") or the Federal funds rate. The credit facility also provides for a facility fee payable on the total facility. In addition, a utilization rate fee is payable in the event the average aggregate daily outstanding balance exceeds $400.0 million for each calendar quarter. The revolving credit facility contains covenants that, among other things, require Alliance to meet certain financial ratios. Alliance was in compliance with the covenants at December 31, 2003. At December 31, 2003, no borrowings were outstanding under Alliance's commercial paper program or revolving credit facilities.

        Since December 1999, Alliance has maintained a $100.0 million extendible commercial notes ("ECN") program as a supplement to its $425.0 million commercial paper program. ECNs are short-term uncommitted debt instruments that do not require back-up liquidity support. At December 31, 2003, no borrowings were outstanding under the ECN program.

        Long-term Debt
        -------------

        At December 31, 2003, the Company was in compliance with all debt covenants.

        At December 31, 2003, aggregate maturities of the long-term debt based on required principal payments at maturity were $400.0 million for 2005, $406.5 million for 2006, zero for 2007, zero for 2008 and $200.1 million thereafter.

        Under its shelf registration, Alliance may issue up to $600.0 million in senior debt securities. In August 2001, Alliance issued $400.0 million 5.625% notes in a public offering. These Alliance notes mature in 2006 and are redeemable at any time. The proceeds from the Alliance notes were used to reduce commercial paper and credit facility borrowings and for other general partnership purposes.


11)     FEDERAL INCOME TAXES

        A summary of the Federal income tax expense in the consolidated statements of earnings follows:

                                                                  2003               2002                2001
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Federal income tax expense:
          Current expense (benefit)........................  $       112.5       $     (400.0)      $      (38.2)
          Deferred expense.................................          128.0              450.9              354.4
                                                            -----------------   ----------------   -----------------
        Total..............................................  $       240.5       $       50.9       $      316.2
                                                            =================   ================   =================

        The Federal income taxes attributable to consolidated operations are different from the amounts determined by multiplying the earnings before Federal income taxes and minority interest by the expected Federal income tax rate of 35%. The sources of the difference and their tax effects follow:

                                                                  2003               2002                2001
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Expected Federal income tax expense................  $       332.6       $      360.0       $      452.5
        Minority interest..................................          (58.7)            (128.3)            (126.9)
        Separate Account investment activity...............          (29.1)            (159.3)               -
        Non-taxable investment income......................          (20.8)               3.4               (1.6)
        Non deductible penalty.............................           14.8                -                  -
        Adjustment of tax audit reserves...................           (9.9)             (34.2)             (28.2)
        Other..............................................           11.6                9.3               20.4
                                                            -----------------   ----------------   -----------------
        Federal Income Tax Expense.........................  $       240.5       $       50.9       $      316.2
                                                            =================   ================   =================

        The components of the net deferred Federal income taxes are as follows:

                                                       December 31, 2003                  December 31, 2002
                                                ---------------------------------  ---------------------------------
                                                    Assets         Liabilities         Assets         Liabilities
                                                ---------------  ----------------  ---------------   ---------------
                                                                           (In Millions)

        Compensation and related benefits......  $       -        $      271.8      $        -        $     244.2
        Reserves and reinsurance...............        801.9               -               646.2              -
        DAC....................................          -             1,855.6               -            1,680.5
        Unrealized investment gains............          -               482.4               -              372.0
        Investments............................          -               525.3               -              138.6
        Other..................................          6.7               -                 -               68.2
                                                ---------------  ----------------  ---------------   ---------------
        Total..................................  $     808.6      $    3,135.1      $      646.2      $   2,503.5
                                                ===============  ================  ===============   ===============


        In 2002, the Company recorded a $144.3 million benefit resulting from the favorable treatment of certain tax matters related to Separate Account investment activity arising during the 1997-2001 tax years and a settlement with the Internal Revenue Service (the "IRS") with respect to such tax matters for the 1992-1996 tax years.

        In January 2003, the IRS commenced an examination of the AXA Financial's consolidated Federal income tax returns, which includes the Company, for the years 1997 through 2001. Management believes this audit will have no material adverse effect on the Company's consolidated results of operations or financial position.


12)     REINSURANCE AGREEMENTS

        The Insurance Group assumes and cedes reinsurance with other insurance companies. The Insurance Group evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. Ceded reinsurance does not relieve the originating insurer of liability.

        The effect of reinsurance (excluding group life and health) is summarized as follows:

                                                                  2003               2002                2001
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Direct premiums....................................  $       913.8       $      954.6       $      990.0
        Reinsurance assumed................................          153.2              181.4              203.0
        Reinsurance ceded..................................         (177.6)            (190.8)            (173.1)
                                                            -----------------   ----------------   -----------------
        Premiums...........................................  $       889.4       $      945.2       $    1,019.9
                                                            =================   ================   =================

        Universal Life and Investment-type Product
          Policy Fee Income Ceded..........................  $       100.3       $       96.6       $       86.9
                                                            =================   ================   =================
        Policyholders' Benefits Ceded......................  $       390.9       $      346.3       $      370.3
                                                            =================   ================   =================
        Interest Credited to Policyholders' Account
          Balances Ceded...................................  $        49.7       $       54.6       $       50.4
                                                            =================   ================   =================

        During the first quarter of 2003, the Insurance Group began to transition to excess of retention reinsurance on most new variable life, universal life and term life policies whereby mortality risk will be retained up to a maximum of $15 million on single-life policies and $20 million on second-to-die policies with the excess 100% reinsured. Previously the Insurance Group ceded 90% of mortality risk on substantially all new variable life, universal life and term life policies, with risk retained to a maximum of $5 million on single-life policies, and $15 million on second-to-die policies. Substantially all other in-force business above the joint survivorship and single life policies retention limit is reinsured. The Insurance Group also reinsures the entire risk on certain substandard underwriting risks and in certain other cases.

        At December 31, 2003, Equitable Life had reinsured in the aggregate approximately 22% of its current exposure to the GMDB obligation on annuity contracts in-force and, subject to certain maximum amounts or caps in any one period, approximately 75% of its current liability exposure resulting from the GMIB feature.

        At December 31, 2003 and 2002, respectively, reinsurance recoverables related to insurance contracts amounted to $2,460.4 million and $2,351.7 million, of which $1,069.8 million and $1,049.2 million relates to one specific reinsurer. Reinsurance payables related to insurance contracts amounting to $936.5 million and $867.5, respectively million are included in Other liabilities in the consolidated balance sheets.

        Based on management's estimates of future contract cash flows and experience, the estimated fair values of the GMIB reinsurance contracts, considered derivatives under SFAS No. 133, at December 31, 2003 and 2002 were $29.0 million and $120.0 million, respectively. The (decrease) increase in estimated fair value of $(91.0) million and $120.0 million for the years ended December 31, 2003 and 2002, respectively, were due primarily to significant equity market increases in 2003 and declines during 2002.

        The Insurance Group cedes 100% of its group life and health business to a third party insurer. Insurance liabilities ceded totaled $389.7 million and $410.9 million at December 31, 2003 and 2002, respectively.

        In addition to the sale of insurance products, the Insurance Group acts as a professional retrocessionaire by assuming life and annuity reinsurance from professional reinsurers. The Insurance Group also assumes accident, health, aviation and space risks by participating in various reinsurance pools. Reinsurance assumed reserves at December 31, 2003 and 2002 were $587.5 million and $572.8 million, respectively.


13)     EMPLOYEE BENEFIT PLANS

        The Company sponsors qualified and non-qualified defined benefit plans covering substantially all employees (including certain qualified part-time employees), managers and certain agents. The pension plans are non-contributory. Equitable Life's benefits are based on a cash balance formula or years of service and final average earnings, if greater, under certain grandfathering rules in the plans. Alliance's benefits are based on years of credited service, average final base salary and primary social security benefits. The Company uses a December 31 measurement date for its plans.

        Generally, the Company's funding policy is to make the minimum contribution required by the Employee Retirement Income Security Act of 1974 ("ERISA"). The Company made cash contributions in 2002 to the qualified plans of $348.2 million. The Company's cash contributions to the qualified plans for the year ended 2004 is estimated to be $1.4 million, reflecting the amount needed to satisfy its minimum funding requirements.

        Components of net periodic pension expense (credit) follow:

                                                                  2003               2002                2001
                                                            -----------------   ----------------   ------------------
                                                                                 (In Millions)

        Service cost.......................................  $        31.8       $       32.1       $       32.1
        Interest cost on projected benefit obligations.....          122.6              125.3              128.8
        Expected return on assets..........................         (173.9)            (181.8)            (218.7)
        Net amortization and deferrals.....................           53.4                6.4                 .1
                                                            -----------------   ----------------   ------------------
        Net Periodic Pension Credit........................  $        33.9       $      (18.0)      $      (57.7)
                                                            =================   ================   ==================

        The projected benefit obligations under the pension plans were comprised of:

                                                                                           December 31,
                                                                                ------------------------------------
                                                                                     2003                2002
                                                                                ----------------   -----------------
                                                                                           (In Millions)

        Benefit obligations, beginning of year.................................  $    1,883.9       $    1,812.3
        Service cost...........................................................          26.8               27.1
        Interest cost..........................................................         122.6              125.3
        Actuarial losses.......................................................         113.5               42.5
        Benefits paid..........................................................        (133.5)            (123.3)
                                                                                ----------------   -----------------
        Benefit Obligation, End of Year........................................  $    2,013.3       $    1,883.9
                                                                                ================   =================

        The change in plan assets and the funded status of the pension plans were as follows:

                                                                                           December 31,
                                                                                ------------------------------------
                                                                                     2003                2002
                                                                                ----------------   -----------------
                                                                                           (In Millions)

        Plan assets at fair value, beginning of year...........................  $    1,785.4       $    1,845.3
        Actual return on plan assets...........................................         359.7             (278.2)
        Contributions..........................................................          10.0              348.2
        Benefits paid and fees.................................................        (140.0)            (129.9)
                                                                                ----------------   -----------------
        Plan assets at fair value, end of year.................................       2,015.1            1,785.4
        Projected benefit obligations..........................................       2,013.3            1,883.9
                                                                                ----------------   -----------------
        Excess of plan assets over projected benefit obligations...............           1.8              (98.5)
        Unrecognized prior service cost........................................         (34.8)             (40.0)
        Unrecognized net loss from past experience different
          from that assumed....................................................         904.3            1,033.9
        Unrecognized net asset at transition...................................          (1.3)              (1.5)
                                                                                ----------------   -----------------
        Prepaid Pension Cost, Net..............................................  $      870.0       $      893.9
                                                                                ================   =================

        The aggregate accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $51.1 million and $37.3 million, respectively, at December 31, 2003 and $42.0 million and $24.2 million, respectively, at December 31, 2002.

        The following table discloses the estimated fair value of plan assets and the percentage of estimated fair value to total plan assets:

                                                                              December 31,
                                                          -----------------------------------------------------------
                                                                   2003                             2002
                                                          -----------------------------------------------------------
                                                                                  (In Millions)
                                                                Estimated                        Estimated
                                                                Fair Value            %          Fair Value      %
                                                          ------------------------ -------  -----------------  ------

        Corporate and government debt securities.......    $       438.2             21.7    $      551.3        30.9
        Equity securities..............................          1,387.4             68.9           793.9        44.5
        Equity real estate ............................            184.8              9.2           180.2        10.1
        Short-term investments.........................              2.1               .1           258.6        14.5
        Other..........................................              2.6               .1             1.4         -
                                                          ------------------------          -------------------
                    Total Plan Assets..................    $     2,015.1                     $    1,785.4
                                                          ========================          ===================

        The asset mix is designed to meet, and, if possible, exceed the long-term rate-of-return assumptions for benefit obligations. The asset allocation is designed with a long-term investment horizon, based on target investment of 65% equities, 25% fixed income and 10% real estate. Emphasis is given to equity investments, given their high expected rate of return. Fixed income investments are included to provide less volatile return. Real Estate investments offer diversity to the total portfolio and long-term inflation protection.

        The primary investment objective of the plan is to maximize return on assets, giving consideration to prudent risk, in order to minimize net periodic cost. A secondary investment objective is to minimize variation in annual net periodic pension cost over the long term and to fund as much of the future liability growth as practical. Specifically, a reasonable total rate of return is defined as income plus realized and unrealized capital gains and losses such that the growth in projected benefit obligation is less than the return on investments plus the Company's contributions.

        The following table discloses the weighted-average assumptions used to determine the pension benefit obligations and net periodic pension cost at and for the years ended December 31, 2003 and 2002:

                                                                                       Equitable Life
                                                                               --------------------------------
                                                                                   2003               2002
                                                                                   ----               ----
       Discount rate:
       Benefit obligation.................................................        6.25%              6.75%
       Periodic cost......................................................        6.75%              7.25%

       Rate of compensation increase:
       Benefit obligation and periodic cost...............................        5.78%              6.73%

       Expected long-term rate of return on plan assets (periodic cost)...         8.5%               9.0%

        As noted above, the pension plan's target asset allocation is 65% equities, 25% fixed maturities, and 10% real estate. The Company reviewed the historical investment returns for these asset classes. Based on that analysis, management concluded that a long-term expected rate of return of 8.5% is reasonable.

        Prior to 1987, the qualified plan funded participants' benefits through the purchase of non-participating annuity contracts from Equitable Life. Benefit payments under these contracts were approximately $24.5 million, $26.0 million and $27.3 million for 2003, 2002 and 2001, respectively.

        On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "2003 Medicare Act") was signed into law. It introduces a prescription drug benefit under Medicare Part D as well as a Federal subsidy to employers whose plans provide an "actuarially equivalent" prescription drug benefit. While the Company expects its postretirement prescription drug benefit program will qualify for this subsidy, detailed regulations necessary to implement and administer the 2003 Medicare Act have not yet been issued. Similarly, certain accounting issues raised by the Medicare Act are pending further discussion and resolution by the FASB, thereby further reducing the likelihood at this time of producing a sufficiently reliable measure of the effects of the 2003 Medicare Act. Consequently, and in accordance with FASB Staff Position FAS 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," measures of the accumulated postretirement benefits obligation and net periodic postretirement benefits costs, as presented in the consolidated financial statements and accompanying notes thereto, at and for the year ended December 31, 2003, do not reflect the effects of the 2003 Medicare Act on the plan. This election to defer accounting for the effects of the 2003 Medicare Act generally will continue to apply until authoritative guidance on the accounting for the Federal subsidy is issued, at which time transition could result in a change to previously reported information.

        Alliance maintains several unfunded deferred compensation plans for the benefit of certain eligible employees and executives. The Capital Accumulation Plan was frozen on December 31, 1987 and no additional awards have been made. For the active plans, benefits vest over a period ranging from 3 to 8 years and are amortized as compensation and benefit expense. ACMC, Inc. ("ACMC"), a subsidiary of the Company, is obligated to make capital contributions to Alliance in amounts equal to benefits paid under the Capital Accumulation Plan and the contractual unfunded deferred compensation arrangements. In connection with the acquisition of Bernstein, Alliance agreed to invest $96.0 million per annum for three years to fund purchases of Alliance Holding units or an Alliance sponsored money market fund in each case for the benefit of certain individuals who were stockholders or principals of Bernstein or were hired to replace them. The Company has recorded compensation and benefit expenses in connection with these deferred compensation plans totaling $127.3 million, $101.4 million and $58.3 million for 2003, 2002 and 2001, respectively (including $83.4 million and $63.7 million and $34.5 million for 2003, 2002 and 2001, respectively, relating to the Bernstein deferred compensation plan).


14)     DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

        The Insurance Group primarily uses derivatives for asset/liability risk management, for hedging individual securities and to reduce the Insurance Group's exposure to interest rate fluctuations. Similarly, the Holding Company utilizes derivatives to reduce the fixed interest cost of its long-term debt obligations. Various derivative financial instruments are used to achieve these objectives, including interest rate caps and floors to hedge crediting rates on interest-sensitive individual annuity contracts, interest rate futures to protect against declines in interest rates between receipt of funds and purchase of appropriate assets, and interest rate swaps to modify the duration and cash flows of fixed maturity investments and long-term debt. In addition, the Company periodically enters into forward and futures contracts to hedge certain equity exposures, including the program to hedge certain risks associated with the GMDB feature of the Accumulator series of annuity products. At December 31, 2003, the Company's outstanding equity-based futures contracts were exchange-traded and net settled each day. Also, the Company has purchased reinsurance contracts to mitigate the risks associated with the impact of potential market fluctuations on future policyholder elections of GMIB features contained in certain annuity contracts issued by the Company. See Note 12.

        As described in Note 2, the Company adopted SFAS No. 133, as amended, on January 1, 2001. Consequently, all derivatives outstanding at December 31, 2003 and 2002 are recognized on the balance sheet at their fair values. These amounts principally consist of interest rate floors that have a total fair value at December 31, 2003 of $9.7 million, excluding the estimated fair value of the GMIB reinsurance contracts. The outstanding notional amounts of derivative financial instruments purchased and sold were:

                                                                                           December 31,
                                                                                ------------------------------------
                                                                                     2003                2002
                                                                                ----------------   -----------------
                                                                                           (In Millions)
        Notional Amount by Derivative Type::
           Options:
               Caps............................................................  $        -         $    5,050
               Floors..........................................................      12,000              4,000
           Equity-based futures................................................         275                 50
                                                                                ----------------   -----------------
           Total...............................................................  $   12,275         $    9,100
                                                                                ================   =================

        At December 31, 2003 and during the year then ended, there were no hybrid instruments that required bifurcation of an embedded derivative component under the provisions of SFAS No. 133.

        All gains and losses on derivative financial instruments utilized by the Company in 2003 and 2002 are reported in earnings. None of the derivatives were designated as qualifying hedges under SFAS No. 133. For 2003 and 2002, respectively, investment results, principally in net investment income, included gross gains of

        $.6 million and $24.3 million and gross losses of $42.6 million and $7.7 million that were recognized on derivative positions.

        Fair Value of Financial Instruments
        -----------------------------------

        The Company defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

        Certain financial instruments are excluded, particularly insurance liabilities other than financial guarantees and investment contracts. Fair market values of off-balance-sheet financial instruments of the Insurance Group were not material at December 31, 2003 and 2002.

        Fair values for mortgage loans on real estate are estimated by discounting future contractual cash flows using interest rates at which loans with similar characteristics and credit quality would be made. Fair values for foreclosed mortgage loans and problem mortgage loans are limited to the estimated fair value of the underlying collateral if lower.

        Fair values of policy loans are estimated by discounting the face value of the loans from the time of the next interest rate review to the present, at a rate equal to the excess of the current estimated market rates over the current interest rate charged on the loan.

        The estimated fair values for the Company's association plan contracts, supplementary contracts not involving life contingencies ("SCNILC") and annuities certain, which are included in policyholders' account balances, and guaranteed interest contracts are estimated using projected cash flows discounted at rates reflecting expected current offering rates.

        The fair values for variable deferred annuities and single premium deferred annuities, included in policyholders' account balances, are estimated as the discounted value of projected account values. Current account values are projected to the time of the next crediting rate review at the current crediting rates and are projected beyond that date at the greater of current estimated market rates offered on new policies or the guaranteed minimum crediting rate. Expected cash flows and projected account values are discounted back to the present at the current estimated market rates.

        Fair values for long-term debt are determined using published market values, where available, or contractual cash flows discounted at market interest rates. The estimated fair values for non-recourse mortgage debt are determined by discounting contractual cash flows at a rate which takes into account the level of current market interest rates and collateral risk. The estimated fair values for recourse mortgage debt are determined by discounting contractual cash flows at a rate based upon current interest rates of other companies with credit ratings similar to the Company. The Company's carrying value of short-term borrowings approximates their estimated fair value.

        The carrying value and estimated fair value for financial instruments not previously disclosed in Notes 3, 7, 8 and 10 are presented below:

                                                                           December 31,
                                                --------------------------------------------------------------------
                                                              2003                               2002
                                                ---------------------------------  ---------------------------------
                                                   Carrying         Estimated         Carrying         Estimated
                                                    Value          Fair Value          Value           Fair Value
                                                ---------------  ----------------  ---------------   ---------------
                                                                           (In Millions)

        Consolidated:
        ------------
        Mortgage loans on real estate..........  $    3,503.1     $     3,761.7     $     3,746.2     $    4,070.1
        Other limited partnership interests....         775.5             775.5             683.0            683.0
        Policy loans...........................       3,894.3           4,481.9           4,035.6          4,728.2
        Policyholders liabilities:
          Investment contracts.................      16,817.0          17,245.9          14,555.0         15,114.9
        Long-term debt.........................       1,004.9           1,105.7           1,004.4          1,086.4

        Closed Block:
        ------------
        Mortgage loans on real estate..........  $    1,297.6     $     1,386.0     $     1,456.0     $    1,572.6
        Other equity investments...............          14.2              14.2              16.4             16.4
        Policy loans...........................       1,384.5           1,626.7           1,449.9          1,740.9
        SCNILC liability.......................          14.8              14.9              16.5             16.6

        Other Discontinued Operations:
        -----------------------------
        Mortgage loans on real estate..........  $       63.9     $        69.5     $        87.5     $       94.7
        Other equity investments...............           7.5               7.5               9.4              9.4
        Guaranteed interest contracts..........          17.8              16.3              18.3             17.0
        Long-term debt.........................         101.7             101.7             101.7            101.7


15)     COMMITMENTS AND CONTINGENT LIABILITIES

        In addition to its debt and lease commitments discussed in Notes 10 and 17, from time to time, the Company has provided certain guarantees or commitments to affiliates, investors and others. At December 31, 2003, these arrangements included commitments by the Company to provide equity financing of $342.6 million to certain limited partnerships under certain conditions. Management believes the Company will not incur material losses as a result of these commitments.

        Equitable Life is the obligor under certain structured settlement agreements it had entered into with unaffiliated insurance companies and beneficiaries. To satisfy its obligations under these agreements, Equitable Life owns single premium annuities issued by previously wholly owned life insurance subsidiaries. Equitable Life has directed payment under these annuities to be made directly to the beneficiaries under the structured settlement agreements. A contingent liability exists with respect to these agreements should the previously wholly owned subsidiaries be unable to meet their obligations. Management believes the need for Equitable Life to satisfy those obligations is remote.

        The Company had $169.9 million of letters of credit related to reinsurance of which no amounts were outstanding at December 31, 2003.

        In February 2002, Alliance signed a $125.0 million agreement with a commercial bank under which it guaranteed certain obligations of SCB LLC incurred in the ordinary course of its business in the event SCB LLC is unable to meet these obligations. At December 31, 2003, Alliance was not required to perform under the agreement and had no liability outstanding in connection with the agreement.


16)     LITIGATION

        A number of lawsuits have been filed against life and health insurers in the jurisdictions in which Equitable Life and its subsidiaries do business involving insurers' sales practices, alleged agent misconduct, alleged failure to properly supervise agents, and other matters. Some of the lawsuits have resulted in the award of substantial judgments against other insurers, including material amounts of punitive damages, or in substantial settlements. In some states, juries have substantial discretion in awarding punitive damages. Equitable Life,

        Equitable Variable Life Insurance Company ("EVLICO," which was merged into Equitable Life effective January 1, 1997, but whose existence continues for certain limited purposes, including the defense of litigation) and EOC, like other life and health insurers, from time to time are involved in such litigations. Among litigations against Equitable Life, EVLICO and EOC of the type referred to in this paragraph are the litigations described in the following two paragraphs.

        In October 2000, an action entitled SHAM MALHOTRA, ET AL. V. THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES, AXA ADVISORS, LLC AND EQUITABLE DISTRIBUTORS, INC. was commenced in the Supreme Court of the State of New York, County of Nassau. The action was brought by two individuals who purchased Equitable Life deferred annuity products. The action purports to be on behalf of a class consisting of all persons who purchased an individual deferred annuity contract or who received a certificate to a group deferred annuity contract, sold by one of the defendants, which was used to fund a contributory retirement plan or arrangement qualified for favorable income tax treatment; excluded from the class are officers, directors and agents of the defendants. The complaint alleges that the defendants engaged in fraudulent and deceptive practices in connection with the marketing and sale of deferred annuity products to fund tax-qualified contributory retirement plans. The complaint asserts claims for: deceptive business acts and practices in violation of the New York General Business Law ("GBL"); use of misrepresentations and misleading statements in violation of the New York Insurance Law; false or misleading advertising in violation of the GBL; fraud, fraudulent concealment and deceit; negligent misrepresentation; negligence; unjust enrichment and imposition of a constructive trust; declaratory and injunctive relief; and reformation of the annuity contracts. The complaint seeks injunctive and declaratory relief, an unspecified amount of compensatory and punitive damages, restitution for all members of the class, and an award of attorneys' fees, costs and expenses. In October 2000, the defendants removed the action to the United States District Court for the Eastern District of New York, and thereafter filed a motion to dismiss. Plaintiffs filed a motion to remand the case to state court. In September 2001, the District Court issued a decision granting defendants' motion to dismiss and denying plaintiffs' motion to remand, and judgment was entered in favor of the defendants. In October 2001, plaintiffs filed a motion seeking leave to reopen the case for the purpose of filing an amended complaint. In addition, plaintiffs filed a new complaint in the District Court, alleging a similar class and similar facts. The new complaint asserts causes of action for violations of Federal securities laws in addition to the state law causes of action asserted in the previous complaint. In January 2002, plaintiffs amended their new complaint in response to defendants' motion to dismiss and, subsequently, in March 2002, defendants filed a motion to dismiss the amended complaint. In March 2003, the United States District Court for the Eastern District of New York: (i) granted plaintiffs' motion, filed October 2001, seeking leave to reopen their original case for the purpose of filing an amended complaint and accepted plaintiffs' proposed amended complaint, (ii) appointed the named plaintiffs as lead plaintiffs and their counsel as lead counsel for the putative class, (iii) consolidated plaintiffs' original action with their second action, which was filed in October 2001, and (iv) ruled that the court would apply Equitable Life's motion to dismiss the amended complaint in the second action to the plaintiffs' amended complaint from the original action. In April 2003, plaintiffs filed a second amended complaint alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended
        (the "Exchange Act"). The action purports to be on behalf of a class consisting of all persons who on or after October 3, 1997 purchased an individual variable deferred annuity contract, received a certificate to a group variable deferred annuity contract or made an additional investment through such a contract, which contract was used to fund a contributory retirement plan or arrangement qualified for favorable income tax treatment. In May 2003, the defendants filed a motion to dismiss the second amended complaint and that motion is currently pending.

        The previously disclosed lawsuit, BRENDA MCEACHERN V. THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES AND GARY RAYMOND, JR., has been settled and dismissed with prejudice. In addition, all of the Mississippi Actions, including the agents' cross-claims, have been settled and dismissed with prejudice.

        In October 2000, an action entitled AMERICAN NATIONAL BANK AND TRUST COMPANY OF CHICAGO, AS TRUSTEE F/B/O EMERALD INVESTMENTS LP AND EMERALD INVESTMENTS LP V. AXA CLIENT SOLUTIONS, LLC; THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES; AND AXA FINANCIAL, INC. was commenced in the United States District Court for the Northern District of Illinois. The complaint alleges that the defendants (i) in connection with certain annuities issued by Equitable Life breached an agreement with the plaintiffs involving the execution of mutual fund transfers, and (ii) wrongfully withheld withdrawal charges in connection with the termination of such annuities. Plaintiffs seek substantial lost profits and injunctive relief, punitive damages and attorneys' fees. Plaintiffs also seek return of the withdrawal charges. In February 2001, the District Court granted in part and denied in part defendants' motion to dismiss the complaint. In March 2001, plaintiffs filed an amended complaint. The District Court granted defendants' motion to dismiss AXA Client Solutions and the Holding Company from the amended complaint, and dismissed the conversion claims in June 2001. The District Court denied defendants' motion to dismiss the remaining claims. Equitable Life has answered the amended complaint. While the monetary damages sought by plaintiffs, if awarded, could have a material adverse effect on the consolidated financial position and results of operations of the Company, management believes that the ultimate resolution of this litigation should not have a material adverse on the Company's consolidated financial position.

        After the District Court denied defendants' motion to assert certain defenses and counterclaims in AMERICAN NATIONAL BANK, Equitable Life commenced an action, in December 2001, entitled THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES V. AMERICAN NATIONAL BANK AND TRUST COMPANY OF CHICAGO, AS TRUSTEE F/B/O EMERALD INVESTMENTS LP AND EMERALD INVESTMENTS LP, in the United States District Court for the Northern District of Illinois. The complaint arises out of the same facts and circumstances as described in AMERICAN NATIONAL BANK. Equitable Life's complaint alleges common law fraud and equitable rescission in connection with certain annuities issued by Equitable Life. Equitable Life seeks unspecified money damages, rescission, punitive damages and attorneys' fees. In March 2002, defendants filed an answer to Equitable Life's complaint and asserted counterclaims. Defendants' counterclaims allege common law fraud, violations of the Federal and Illinois Securities Acts and violations of the Illinois and New York Consumer Fraud Acts. Defendants seek unspecified money damages, punitive damages and attorneys' fees. In May 2002, the District Court granted in part and denied in part Equitable Life's motion to dismiss defendants' counterclaims, dismissing defendants' Illinois Securities Act and New York Consumer Fraud Act claims. Equitable Life has answered defendants' remaining counterclaims. In November 2003, Emerald filed a motion for summary judgment; Equitable Life filed its opposition to this motion in December 2003.

        In January 2004, DH2, Inc., an entity related to Emerald Investments L.P., filed a lawsuit in the United States District Court for the Northern District of Illinois, against Equitable Life and Equitable Advisors Trust, asserting claims for breach of contract and breach of fiduciary duty, claims under the Federal securities laws, and misappropriation of trade secrets. The complaint alleges that Equitable Life and Equitable Advisors Trust wrongfully misappropriated DH2, Inc.'s confidential and proprietary information to implement fair value pricing of securities within the subaccounts of DH2, Inc.'s variable annuity, which diminished the profitability of its proprietary trading strategy. The complaint also alleges that Equitable Life and Equitable Advisors Trust implemented fair value pricing for an improper purpose and without adequate disclosure. The complaint further alleges that Equitable Life and Equitable Advisors Trust are not permitted to implement fair value pricing of securities. The complaint has not been served upon either Equitable Life or Equitable Advisors Trust.

        In November 1997, an amended complaint was filed in PETER FISCHEL, ET AL. V. THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES alleging, among other things, that Equitable Life violated ERISA by eliminating certain alternatives pursuant to which agents of Equitable Life could qualify for health care coverage. In March 1999, the United States District Court for the Northern District of California entered an order certifying a class consisting of "[a]ll current, former and retired Equitable agents, who while associated with Equitable satisfied [certain alternatives] to qualify for health coverage or contributions thereto under applicable plans." Plaintiffs allege various causes of action under ERISA, including claims for enforcement of alleged promises contained in plan documents and for enforcement of agent bulletins, breach of a unilateral contract, breach of fiduciary duty and promissory estoppel. In May 2001, plaintiffs filed a second amended complaint which, among other things, alleges that Equitable Life failed to comply with plan amendment procedures and deletes the promissory estoppel claim. In September 2001, Equitable Life filed a motion for summary judgment on all of plaintiffs' claims, and plaintiffs filed a motion for partial summary judgment on all claims except their claim for breach of fiduciary duty. In May 2002, the District Court issued an order granting plaintiffs' motion for partial summary judgment, granting Equitable Life's motion for summary judgment on plaintiffs' claim for breach of fiduciary duty and otherwise denying Equitable Life's motion for summary judgment. The court ruled that Equitable Life is liable to plaintiffs on their contract claims for subsidized benefits under ERISA. The court has deferred addressing the relief to which plaintiffs are entitled in light of the May 2002 order. In June 2000, plaintiffs appealed to the Court of Appeals for the Ninth Circuit contesting the District Court's award of legal fees to plaintiffs' counsel in connection with a previously settled count of the complaint unrelated to the health benefit claims. In that appeal, plaintiffs challenged the District Court's subject matter jurisdiction over the health benefit claims. A decision was rendered in October 2002 on that appeal. The Court of Appeals denied plaintiffs' challenge to the District Court's subject matter jurisdiction over the settled claim, affirmed the method that the District Court used to calculate the award of legal fees to plaintiffs' counsel and remanded for further consideration of the fee award. In May 2003, plaintiffs' motion for an award of additional legal fees from the settled claim settlement fund was denied by the District Court. Plaintiffs have appealed that order.

        A putative class action entitled STEFANIE HIRT, ET AL. V. THE EQUITABLE RETIREMENT PLAN FOR EMPLOYEES, MANAGERS AND AGENTS, ET AL. was filed in the District Court for the Southern District of New York in August 2001 against The Equitable Retirement Plan for Employees, Managers and Agents (the "Retirement Plan") and The Officers Committee on Benefit Plans of Equitable Life, as Plan Administrator. The action was brought by five participants in the Retirement Plan and purports to be on behalf of "all Plan participants, whether active or retired, their beneficiaries and Estates, whose accrued benefits or pension benefits are based on the Plan's Cash Balance Formula." The complaint challenges the change, effective January 1, 1989, in the pension benefit formula from a final average pay formula to a cash balance formula. Plaintiffs allege that the change to the cash balance formula violates ERISA by reducing the rate of accruals based on age, failing to comply with ERISA's notice requirements and improperly applying the formula to retroactively reduce accrued benefits. The relief sought includes a declaration that the cash balance plan violates ERISA, an order enjoining the enforcement of the cash balance formula, reformation and damages. Defendants answered the complaint in October 2001. In April 2002, plaintiffs filed a motion seeking to certify a class of "all Plan participants, whether active or retired, their beneficiaries and Estates, whose accrued benefits or pension benefits are based on the Plan's Cash Balance Formula." Also in April 2002, plaintiffs agreed to dismiss with prejudice their claim that the change to the cash balance formula violates ERISA by improperly applying the formula to retroactively reduce accrued benefits. That claim has been dismissed. In March 2003, plaintiffs filed an amended complaint elaborating on the remaining claims in the original complaint and adding additional class and individual claims alleging that the adoption and announcement of the cash balance formula and the subsequent announcement of changes in the application of the cash balance formula failed to comply with ERISA. The parties agreed that the new individual claims of the five named plaintiffs regarding the delivery of announcements to them would be excluded from the class certification. In April 2003, defendants filed an answer to the amended complaint. By order dated May 2003, the District Court, as requested by the parties, certified the case as a class action, including a sub-class of all current and former Plan participants, whether active, inactive or retired, their beneficiaries or estates, who were subject to a 1991 change in application of the cash balance formula. In July 2003, defendants filed a motion for summary judgment on the grounds that plaintiffs' claims are barred by applicable statutes of limitations. In October 2003, the District Court denied that motion.

        In January 2003, a putative class action entitled BERGER ET AL. V. AXA NETWORK, LLC AND THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES was commenced in the United States District Court for the Northern District of Illinois by two former agents on behalf of themselves and other similarly situated present, former and retired agents who, according to the complaint, "(a) were discharged by Equitable Life from `statutory employee status' after January 1, 1999, because of Equitable Life's adoption of a new policy stating that in any given year, those who failed to meet specified sales goals during the preceding year would not be treated as `statutory employees,' or (b) remain subject to discharge from `statutory employee' status based on the policy applied by Equitable Life." The complaint alleges that the company improperly "terminated" the agents' full-time life insurance salesman statutory employee status in or after 1999 by requiring attainment of minimum production credit levels for 1998, thereby making the agents ineligible for benefits and "requiring" them to pay Self-Employment Contribution Act taxes. The former agents, who assert claims for violations of ERISA and 26 U.S.C. 3121, and breach of contract, seek declaratory and injunctive relief, plus restoration of benefits and an adjustment of their benefit plan contributions and payroll tax withholdings. In March 2003, Equitable Life filed a motion to dismiss the complaint. In July 2003, the United States District Court for the Northern District of Illinois granted in part and denied in part Equitable Life's motion to dismiss the complaint, dismissing plaintiffs' claims for violation of 26 U.S.C. 3121 and breach of contract. Equitable Life has answered plaintiffs' remaining claim for violation of ERISA. In July 2003, plaintiffs filed a motion for class certification. In November 2003, Equitable Life filed its opposition to the motion for class certification; that motion is currently pending and the case is currently in discovery.

        In May 2003, a putative class action complaint entitled ECKERT V. THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES was filed in the United States District Court for the Eastern District of New York, as a case related to the MALHOTRA action described above. The complaint asserts a single claim for relief under Section 47(b) of the Investment Company Act of 1940, as amended based on Equitable Life's alleged failure to register as an investment company. According to the complaint, Equitable Life was required to register as an investment company because it was allegedly issuing securities in the form of variable insurance products and allegedly investing its assets primarily in other securities. The plaintiff purports to act on behalf of all persons who purchased or made an investment in variable insurance products from Equitable Life on or after May 7, 1998. The complaint seeks declaratory judgment permitting putative class members to elect to void their variable insurance contracts; restitution of all fees and penalties paid by the putative class members on the variable insurance products, disgorgement of all revenues received by Equitable Life on those products, and an injunction against the payment of any dividends by Equitable Life to the Holding Company. In June 2003, Equitable Life filed a motion to dismiss the complaint and that motion is currently pending.

        Between September and October 2003, ten substantially similar putative class action lawsuits were filed against AXA Financial (and in some cases AIMA Acquisition Co., a wholly owned subsidiary of AXA Financial ("AIMA")), The MONY Group Inc. ("MONY") and MONY's directors in the Court of Chancery of the State of Delaware in and for New Castle County, entitled BEAKOVITZ V. AXA FINANCIAL, INC., ET AL.; BELODOFF V. THE MONY GROUP INC., ET AL.; BRIAN V. THE MONY GROUP INC., ET AL.; BRICKLAYERS LOCAL 8 AND PLASTERERS LOCAL 233 PENSION FUND V. THE MONY GROUP, INC., ET AL.; CANTOR V. THE MONY GROUP INC., ET AL.; E.M. CAPITAL, INC. V. THE MONY GROUP INC., ET AL.; GARRETT V. THE MONY GROUP INC., ET AL.; LEBEDDA
        V. THE MONY GROUP INC., ET AL.; MARTIN V. ROTH, ET AL.; AND MUSKAL V. THE MONY GROUP INC., ET AL. (collectively, the MONY Stockholder Litigation). The complaints in these actions, all of which purport to be brought on behalf of a class consisting of all MONY stockholders, excluding the defendants and their affiliates, challenge the proposed merger of MONY into AIMA and allege, among other things, that the $31.00 cash price per share to be paid to MONY stockholders in connection with the proposed merger is inadequate and that MONY's directors breached their fiduciary duties in negotiating and approving the merger agreement. The complaints also allege that AXA Financial, and in some cases AIMA, aided and abetted the alleged breaches of fiduciary duty by MONY's directors. The complaints seek various forms of relief, including damages and injunctive relief that would, if granted, prevent completion of the merger. In September 2003, a joint motion was filed on behalf of plaintiffs in six of the Delaware actions seeking to consolidate all actions. In November 2003, the Court of Chancery signed an order consolidating the actions and plaintiffs served a consolidated complaint. Pursuant to stipulation, in December 2003 defendants have contested the complaint. In January 2004, the Court of Chancery granted plaintiffs leave to amend their complaint. Plaintiffs have stated that they intend to file a motion for a preliminary injunction seeking to prevent completion of the merger. Defendants will oppose a motion for a preliminary injunction. The Court of Chancery has scheduled the hearing on plaintiffs' planned motion for February 17, 2004 and the parties are engaged in discovery.

        In addition, AXA Financial, MONY and MONY's directors have been named in two putative class action lawsuits filed in New York State Supreme Court in Manhattan, entitled LAUFER V. THE MONY GROUP, ET AL. and NORTH BORDER INVESTMENTS V. BARRETT, ET AL.. The complaints in these actions contain allegations substantially similar to those in the Delaware cases, and likewise purport to assert claims for breach of fiduciary duty against MONY's directors and for aiding and abetting a breach of fiduciary duty against AXA Financial. The complaints in these actions also purport to be brought on behalf of a class consisting of all MONY stockholders, excluding the defendants and their affiliates, and seek various forms of relief, including damages and injunctive relief that would, if granted, prevent the completion of the merger. In December 2003, defendants contested the claims in the LAUFER and NORTH BORDER complaints. The parties in each of these actions are engaged in discovery.

        Although the outcome of litigation generally cannot be predicted with certainty, the Company's management believes that, subject to the foregoing, (i) the settlement of the MCEACHERN litigation and the Mississippi Actions, including the agents' cross-claims, will not have a material adverse effect on the consolidated financial position or results of operations of the Company and (ii) the ultimate resolution of the other litigations described above should not have a material adverse effect on the consolidated financial position of the Company. The Company's management cannot make an estimate of loss, if any, or predict whether or not any of such other litigations described above will have a material adverse effect on the Company's consolidated results of operations in any particular period.

        Alliance Litigations
        --------------------

        In April 2001, an amended class action complaint entitled MILLER, ET AL.
        V. MITCHELL HUTCHINS ASSET MANAGEMENT, INC., ET AL. was filed in the United States District Court for the Southern District of Illinois against Alliance, Alliance Fund Distributors, Inc. (now known as AllianceBernstein Investment Research and Management, Inc., "ABIRM"), a wholly owned subsidiary of Alliance, and other defendants alleging violations of the Investment Company Act of 1940, as amended ("ICA"), and breaches of common law fiduciary duty. The principal allegations of the amended complaint were that the advisory and distribution fees for certain mutual funds managed by Alliance were excessive and in violation of the ICA and the common law. Plaintiffs subsequently amended their compliant to include, as plaintiffs, shareholders of the AllianceBernstein Premier Growth Fund ("Premier Growth Fund"), the AllianceBernstein Quasar Fund (now known as AllianceBernstein Small Cap Growth Fund), the AllianceBernstein Growth and Income Fund, the AllianceBernstein Corporate Bond Fund, the AllianceBernstein Growth Fund, the AllianceBernstein Balanced Shares Fund, and the AllianceBernstein Americas Government Income Trust. In December 2003, the parties entered into a settlement agreement resolving the matter and the matter has been dismissed by the court.

        In December 2001, a complaint entitled BENAK V. ALLIANCE CAPITAL MANAGEMENT L.P. AND ALLIANCE PREMIER GROWTH FUND ("BENAK COMPLAINT") was filed in the United States District Court for the District of New Jersey against Alliance and Premier Growth Fund alleging that defendants violated Section 36(b) of the ICA. The principal allegations of the Benak Complaint are that Alliance breached its duty of loyalty to Premier Growth Fund because one of the directors of the general partner of Alliance served as a director of Enron Corp. ("Enron") when Premier Growth Fund purchased shares of Enron, and as a consequence thereof, the investment advisory fees paid to Alliance by Premier Growth Fund should be returned as a means of recovering for Premier Growth Fund the losses plaintiff alleges were caused by the alleged breach of the duty of loyalty. Subsequently, between December 2001 and July 2002, five complaints making substantially the same allegations and seeking substantially the same relief as the Benak Complaint were filed against Alliance and Premier Growth Fund. All of those actions were consolidated in the United States District Court for the District of New Jersey. In January 2003, a consolidated amended complaint entitled BENAK V. ALLIANCE CAPITAL MANAGEMENT L.P. ("BENAK CONSOLIDATED AMENDED COMPLAINT") was filed containing allegations similar to those in the individual complaints although it does not name the Premier Growth Fund as a defendant. In February 2003, the court granted with prejudice Alliance's motion to dismiss the Benak Consolidated Amended Complaint, holding that plaintiffs' allegations failed to state a claim under
        Section 36(b). Plaintiffs have thirty days from the entry of the dismissal order to appeal the court's decision dismissing the action. Alliance believes that plaintiffs' allegations in the Benak Consolidated Amended Complaint were without merit and intends to vigorously defend against any appeal that may be taken from the dismissal with prejudice of the action.

        In April 2002, a consolidated complaint entitled IN RE ENRON CORPORATION SECURITIES LITIGATION ("ENRON COMPLAINT") was filed in the United States District Court for the Southern District of Texas, Houston Division, against numerous defendants, including Alliance. The principal allegations of the Enron Complaint, as they pertain to Alliance, are that Alliance violated Sections 11 and 15 of the Securities Act of 1933, as amended ("Securities Act") with respect to a registration statement filed by Enron and effective with the SEC on July 18, 2001, which was used to sell $1.9 billion Enron Corp. Zero Coupon Convertible Notes due 2021. Plaintiffs allege that Frank Savage, who was at that time an employee of Alliance and who was and remains a director of the general partner of Alliance, signed the registration statement at issue. Plaintiffs allege that the registration statement was materially misleading. Plaintiffs further allege that Alliance was a controlling person of Frank Savage. Plaintiffs therefore assert that Alliance is itself liable for the allegedly misleading registration statement. Plaintiffs seek recission or a recissionary measure of damages. In June 2002, Alliance moved to dismiss the Enron Complaint as the allegations therein pertain to it. In March 2003, that motion was denied. In May 2003, a First Amended Consolidated Complaint ("Enron Amended Consolidated Complaint"), with substantially identical allegations as to Alliance, was filed. Alliance filed its answer in June 2003. In May 2003, plaintiffs filed an Amended Motion For Class Certification. In October 2003, following the completion of class discovery, Alliance filed its opposition to class certification. Alliance's motion is pending. The case is currently in discovery. Alliance believes that plaintiffs' allegations in the Enron Amended Consolidated Complaint as to it are without merit and intends to vigorously defend against these allegations.

        In May 2002, a complaint entitled THE FLORIDA STATE BOARD OF ADMINISTRATION V. ALLIANCE CAPITAL MANAGEMENT L.P. ("SBA COMPLAINT") was filed in the Circuit Court of the Second Judicial Circuit, in and for Leon County, Florida against Alliance. The SBA Complaint alleges breach of contract relating to the Investment Management Agreement between The Florida State Board of Administration ("SBA") and Alliance, breach of the covenant of good faith and fair dealing contained in the Investment Management Agreement, breach of fiduciary duty, negligence, gross negligence and violation of the Florida Securities and Investor Protection Act, in connection with purchases and sales of Enron common stock for the SBA investment account. The SBA seeks more than $300 million in compensatory damages and an unspecified amount of punitive damages. In June 2002, Alliance moved to dismiss the SBA Complaint; in September 2002, the court denied Alliance's motion to dismiss the SBA Complaint in its entirety. In November 2003, the SBA filed an amended complaint ("Amended SBA Complaint"). While the Amended SBA Complaint contains the Enron claims, the Amended SBA Complaint also alleges that Alliance breached its contract with the SBA by investing in or continuing to hold stocks for the SBA's investment portfolio that were not "1 rated," the highest rating that Alliance's research analysts could assign. The SBA also added claims for negligent supervision and common law fraud. In December 2003, Alliance moved to dismiss the fraud and breach of fiduciary duty claims in the Amended SBA Complaint. In January 2004, the court denied that motion. The case is currently in discovery. Alliance believes the SBA's allegations in the Amended SBA Complaint are without merit and intends to vigorously defend against these allegations.

        In September 2002, a complaint entitled LAWRENCE E. JAFFE PENSION PLAN, LAWRENCE E. JAFFE TRUSTEE U/A 1198 V. ALLIANCE CAPITAL MANAGEMENT L.P., ALFRED HARRISON AND ALLIANCE PREMIER GROWTH FUND, INC. ("JAFFE COMPLAINT") was filed in the United States District Court for the Southern District of New York against Alliance, Alfred Harrison and Premier Growth Fund alleging violation of the ICA. Plaintiff seeks damages equal to Premier Growth Fund's losses as a result of Premier Growth Fund's investment in shares of Enron and a recovery of all fees paid to Alliance beginning November 1, 2000. In March 2003, the court granted Alliance's motion to transfer the Jaffe Complaint to the United States District Court for the District of New Jersey to be consolidated with the Benak Consolidated Amended Complaint already pending there. In December 2003, plaintiff filed an amended complaint ("Amended Jaffe Complaint") in the United States District Court for the District of New Jersey. The Amended Jaffe Complaint alleges violations of Section 36(a) of the ICA, common law negligence, and negligent misrepresentation. Specifically, the Amended Jaffe Complaint alleges that (i) the defendants breached their fiduciary duties of loyalty, care and good faith to Premier Growth Fund by causing Premier Growth Fund to invest in the securities of Enron, (ii) the defendants were negligent for investing in securities of Enron, and (iii) through prospectuses and other documents, defendants misrepresented material facts related to Premier Growth Fund's investment objective and policies. In January 2004, defendants moved to dismiss the Amended JAFFE COMPLAINT. Alliance and Alfred Harrison believe that plaintiff's allegations in the Amended JAFFE COMPLAINT are without merit and intend to vigorously defend against these allegations.

        In December 2002, a putative class action complaint entitled PATRICK J. GOGGINS ET AL. V. ALLIANCE CAPITAL MANAGEMENT L.P. ET AL. ("GOGGINS COMPLAINT") was filed in the United States District Court for the Southern District of New York against Alliance, Premier Growth Fund and individual directors and certain officers of Premier Growth Fund. In August 2003, the court granted Alliance's motion to transfer the Goggins Complaint to the United States District Court for the District of New Jersey. In December 2003, plaintiffs filed an amended complaint ("Amended Goggins Compliant") in the United States District Court for the District of New Jersey. The Amended Goggins Complaint alleges that defendants violated Sections 11, 12(a)(2) and 15 of the Securities Act because Premier Growth Fund's registration statements and prospectuses contained untrue statements of material fact and omitted material facts. More specifically, the Amended Goggins Complaint alleges that the Premier Growth Fund's investment in Enron was inconsistent with the fund's stated strategic objectives and investment strategies. Plaintiffs seek rescissory relief or an unspecified amount of compensatory damages on behalf of a class of persons who purchased shares of Premier Growth Fund during the period October 31, 2000 through February 14, 2002. In January 2004, Alliance moved to dismiss the Amended Goggins Complaint. Alliance, Premier Growth Fund and the other defendants believe the plaintiffs' allegations in the Amended Goggins Complaint are without merit and intend to vigorously defend against these allegations.

        In August 2003, the Securities and Exchange Board of India ("SEBI") ordered that Samir C. Arora, a former research analyst/portfolio manager of Alliance, refrain from buying, selling or dealing in Indian securities. Until August 4, 2003, when Mr. Arora announced his resignation from Alliance, he served as head of Asian emerging markets equities and a fund manager of Alliance Capital Asset Management (India) Pvt. Ltd. ("ACAML"), a fund management company 75% owned by Alliance. The order states that Mr. Arora relied on unpublished price sensitive information in making certain investment decisions on behalf of certain clients of ACAML and Alliance, that there were failures to make required disclosures regarding the size of certain equity holdings, and that Mr. Arora tried to influence the sale of Alliance's stake in ACAML. Mr. Arora contested the findings in the order by filing objections and at a personal hearing held in August 2003. In September 2003, SEBI issued an order confirming its previous order against Mr. Arora. In October 2003, Mr. Arora filed an appeal with the Securities Appellate Tribunal ("SAT") seeking certain interim reliefs. Mr.

        Arora's appeal was heard by the SAT on December 15, 2003. The SAT passed an order on January 12, 2004 wherein it did not grant any interim reliefs to Mr. Arora since SEBI had stated that the investigations in the matter were in progress. However, the SAT has directed SEBI to complete the investigations by February 28, 2004 and to pass final orders in the matter by March 31, 2004. Alliance is reviewing this matter and, at the present time, management of Alliance does not believe its outcome will have a material impact on Alliance's results of operations or financial condition, and the Company's management does not believe its outcome will have a material impact on the Company's consolidated results of operations or financial position.

        In September 2003, SEBI issued to Alliance a show cause notice and finding of investigation (the "Notice"). The Notice requires Alliance to explain its failure to make disclosure filings as to the acquisition of shares of five (5) Indian equity securities held at various times by Alliance (through sub-accounts under foreign institutional investor licenses), ACAML and Alliance's local Indian mutual fund as required under the SEBI (Insider Trading) Regulations, 1992, and the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 when the holdings of the said entities in the Relevant Scrips crossed five percent (5%) which could make Alliance liable to pay penalties prescribed under Section 15A of the SEBI Act, 1992, which requires that disclosure be made when the holdings of an investor (or group of investors acting in concert) in an Indian security exceeds either five percent (5%) of the outstanding shares or changes by more than two percent (2%). In October 2003 and November 2003, Alliance filed its reply and written submissions, respectively. Alliance also had a personal hearing before the SEBI on October 21, 2003 and the decision of SEBI in relation to the Notice is pending. At the present time, management of Alliance does not believe the outcome of this matter will have a material impact on Alliance's results of operations or financial condition and the Company's management does not believe its outcome will have a material impact on the Company's consolidated results of operations or financial position.

        In October 2003, a purported class action complaint entitled ERB ET AL.
        V. ALLIANCE CAPITAL MANAGEMENT L.P. ET AL. ("ERB COMPLAINT") was filed in the Circuit Court of St. Clair County, State of Illinois against Alliance. Plaintiff, purportedly a shareholder in the Premier Growth Fund, alleges that Alliance breached unidentified provisions of Premier Growth Fund's prospectus and subscription and confirmation agreements that allegedly required that every security bought for Premier Growth Fund's portfolio must be a "1-rated" stock, the highest rating that Alliance's analysts could assign. Plaintiff alleges that Alliance impermissibly purchased shares of stocks that were not 1-rated. Plaintiff seeks rescission of all purchases of any non-1-rated stocks Alliance made for Premier Growth Fund over the past ten years, as well as an unspecified amount of damages. In November 2003, Alliance removed the Erb Complaint to the United States District Court for the Southern District of Illinois on the basis that plaintiff's alleged breach of contract claims are preempted under the Securities Litigation Uniform Standards Act. In December 2003, plaintiff filed a motion for remand. In February 2004, the court granted that motion and remanded the action to state court. Alliance believes that plaintiff's allegations in the Erb Complaint are without merit and intends to vigorously defend against these allegations.

        In October 2003, a purported class action complaint entitled HINDO ET AL. V. ALLIANCEBERNSTEIN GROWTH & INCOME FUND ET AL. ("HINDO COMPLAINT") was filed against Alliance, Alliance Holding, ACMC, AXA Financial, the AllianceBernstein family of mutual funds ("AllianceBernstein Funds"), the registrants and issuers of those funds, certain officers of Alliance (the "Alliance defendants"), and certain other defendants not affiliated with Alliance, as well as unnamed Doe defendants. The Hindo Complaint was filed in the United States District Court for the Southern District of New York by alleged shareholders of two of the AllianceBernstein Funds. The Hindo Complaint alleges that certain of the Alliance defendants failed to disclose that they improperly allowed certain hedge funds and other unidentified parties to engage in "late trading" and "market timing" of AllianceBernstein Fund securities, violating Sections 11 and 15 of the Securities Act, Sections 10(b) and 20(a) of the Exchange Act, and Sections 206 and 215 of the Investment Advisers Act of 1940 (the "Advisers Act"). Plaintiffs seek an unspecified amount of compensatory damages and rescission of their contracts with Alliance, including recovery of all fees paid to Alliance pursuant to such contracts. Between October 3 and January 29, 2004, forty additional lawsuits making factual allegations generally similar to those in the Hindo Complaint were filed against Alliance and certain other defendants, and others may be filed. These forty additional lawsuits are as follows:

        a) Federal Court Class Actions: Twenty-five of the lawsuits were brought as class actions filed in Federal court (twenty-one in the United States District Court for the Southern District of New York, two in the United States District Court for the District of New Jersey, one in the United States District Court for the Northern District of California, and one in the United States District
            Court for the District of Connecticut). Certain of these additional lawsuits allege claims under the Securities Act, the Exchange Act, the Advisers Act, the ICA and common law. All of these lawsuits are brought on behalf of shareholders of AllianceBernstein Funds, except three. Of these three, one was brought on behalf of a unitholder of Alliance Holding and two were brought on behalf of participants in the Profit Sharing Plan for Employees of Alliance Capital ("Plan"). The latter two lawsuits allege claims under Sections 404, 405 and 406 of ERISA, on the grounds that defendants violated fiduciary obligations to the Plan by failing to disclose the alleged market timing and late trading activities in AllianceBernstein Funds, and by permitting the Plan to invest in funds subject to those activities. One of these ERISA actions has been voluntarily dismissed. AXA Financial is named as a defendant, primarily as a control person of Alliance, in all but two of these cases (two of the twenty-five cases pending before the United States District Court for the Southern District of New York).

        b) Federal Court Derivative Actions: Eight of the lawsuits were brought as derivative actions in Federal court (one in the United States District Court for the Southern District of New York, five in the United States District Court for the Eastern District of New York, and two in the United States District Court for the District of New Jersey). These lawsuits allege claims under the Exchange Act,
            Section 36(b) of the ICA and/or common law. Six of the lawsuits were brought derivatively on behalf of certain AllianceBernstein Funds, with the broadest lawsuits being brought derivatively on behalf of all AllianceBernstein Funds, generally alleging that defendants violated fiduciary obligations to the AllianceBernstein Funds and/or fund shareholders by permitting select investors to engage in market timing activities and failing to disclose those activities. Two of the lawsuits were brought derivatively on behalf of Alliance Holding, generally alleging that defendants breached fiduciary obligations to Alliance Holding or its unitholders by failing to prevent the alleged undisclosed market timing and late trading activities from occurring. AXA Financial is named as a defendant, primarily as a control person of Alliance, in all but two of these cases (the one case pending before the United States District Court for the Southern District of New York and one of the two cases pending before the United States District Court for the District of New Jersey).

        c) State Court Representative Actions: Two lawsuits were brought as class actions in the Supreme Court of the State of New York, County of New York, by alleged shareholders of an AllianceBernstein Fund on behalf of shareholders of the AllianceBernstein Funds. The lawsuits allege that defendants allowed certain parties to engage in late trading and market timing transactions in the AllianceBernstein Funds and that such arrangements breached defendants' fiduciary duty to investors, and purport to state a claim for breach of fiduciary duty. One of the complaints also purports to state claims for breach of contract and tortious interference with contract. AXA Financial is named as a defendant, primarily as a control person of Alliance, in one of these two lawsuits.

        d) A lawsuit was filed in Superior Court for the State of California, County of Los Angeles, alleging that defendants violated fiduciary responsibilities and disclosure obligations by permitting certain favored customers to engage in market timing and late trading activities in the AllianceBernstein Funds, and purports to state claims of unfair business practices under Sections 17200 and 17303 of the California Business & Professional Code. Pursuant to these statutes, the action was brought on behalf of members of the general public of the State of California. AXA Financial is named as a defendant, primarily as a control person of Alliance.

        e) State Court Derivative Actions: Three lawsuits were brought as derivative actions in state court (one in the Supreme Court of the State of New York, County of New York, and two in the Superior Court of the State of Massachusetts, County of Suffolk). The New York action was brought derivatively on behalf of Alliance Holding and alleges that, in connection with alleged market timing and late trading transactions, defendants breached their fiduciary duties to Alliance Holding and its unitholders by failing to maintain adequate controls and employing improper practices in managing unspecified AllianceBernstein Funds. AXA Financial is named as a defendant, primarily as a control person of Alliance in the New York lawsuit. The Massachusetts actions were brought derivatively on behalf of certain AllianceBernstein Funds and allege state common law claims for breach of fiduciary duty, abuse of control, gross mismanagement, waste and unjust enrichment. Both Massachusetts actions attempt to name AXA Financial as a defendant.

        f) State Court Individual Action: A lawsuit was filed in the District Court of Johnson County, Kansas, Civil Court Department, alleging that defendants were negligent and breached their fiduciary duties by knowingly entering into a number of illegal and improper arrangements with institutional investors for the purpose of engaging in late trading and market timing in AllianceBernstein Funds to the detriment of plaintiff and failing to disclose such arrangements in the AllianceBernstein Fund prospectuses, and purports to state claims under Sections 624 and 626 of the Kansas Consumer Protection Act, and Section 1268 of the Kansas Securities Act. The lawsuit also purports to state claims of negligent misrepresentation, professional negligence and breach of fiduciary duty under common law. AXA Financial is not named as a defendant in this lawsuit.

        All of these lawsuits seek an unspecified amount of damages. All of the Federal actions discussed above (i.e., the Hindo Complaint, Federal Court Class Actions and Federal Court Derivative Actions) are the subject of a petition or tag-along notices filed by Alliance before the Judicial Panel on Multidistrict Litigation ("MDL Panel") seeking to have all of the actions centralized in a single forum for pre-trial proceedings. On January 29, 2004, the MDL Panel held a hearing on these petitions. On February 20, 2004, the MDL Panel transferred all of the actions to the United States District Court for the District of Maryland. Pursuant to agreements among the parties, the Alliance defendants' and AXA Financial's responses to the Federal actions that have been served on Alliance and AXA Financial are stayed pending a decision on consolidation by the MDL panel and the filing of an amended or operative complaint. The various plaintiffs seeking appointment to serve as lead plaintiffs have stipulated to stay the lead plaintiff decision until after the MDL Panel makes a decision on the MDL petitions pending before it. In addition, discovery has not commenced in any of these cases. In most of them, discovery is stayed under the Private Securities Litigation Reform Act of 1995 or pursuant to an agreement among the parties.

        Defendants have removed each of the State Court Representative Actions discussed above, and thereafter submitted the actions to the MDL Panel in a notice of tag-along actions. Plaintiff in each of these actions has moved to remand the action back to state court or has indicated an intention to do so. Where defendants have responded to the complaints, defendants have moved to stay proceedings pending transfer by the MDL Panel.

        Defendants have not yet responded to the complaints filed in the State Court Derivative Actions.

        Alliance recorded charges to income totaling $330.0 million in 2003 in connection with establishing the $250.0 million restitution fund (which is discussed in detail under "Business - Regulation" in this Form 10-K) and certain other matters discussed above under "Alliance Litigations". Management of Alliance, however, cannot determine at this time the eventual outcome, timing or impact of these matters. Accordingly, it is possible that additional charges in the future may be required.

        With respect to the matters discussed above under "Alliance Litigations" (other than those referred to in the preceding paragraph and those related to SEBI), management of Alliance is unable to estimate the impact, if any, that the outcome of these matters may have on Alliance' results of operations or financial condition and the Company's management is unable to estimate the impact, if any, that the outcome of these matters may have on the Company's results of operations or financial position.


        In addition to the matters previously reported and those described above, the Holding Company and its subsidiaries are involved in various legal actions and proceedings in connection with their businesses. Some of the actions and proceedings have been brought on behalf of various alleged classes of claimants and certain of these claimants seek damages of unspecified amounts. While the ultimate outcome of such matters cannot be predicted with certainty, in the opinion of management no such matter is likely to have a material adverse effect on the Company's consolidated financial position or results of operations. However, it should be noted that the frequency of large damage awards, including large punitive damage awards that bear little or no relation to actual economic damages incurred by plaintiffs in some jurisdictions, continues to create the potential for an unpredictable judgment in any given matter.


17)     LEASES

        The Company has entered into operating leases for office space and certain other assets, principally information technology equipment and office furniture and equipment. Future minimum payments under noncancelable operating leases for 2004 and the four successive years are $125.8 million, $123.6 million, $111.5 million, $97.8 million, $90.1 million and $764.0 million thereafter. Minimum future sublease rental income on these noncancelable operating leases for 2004 and the four successive years is $13.0 million, $9.2 million, $2.9 million, $2.7 million, $2.3 million and $16.1 million thereafter.

        At December 31, 2003, the minimum future rental income on noncancelable operating leases for wholly owned investments in real estate for 2004 and the four successive years is $80.7 million, $79.4 million, $78.4 million, $69.8 million, $62.2 million and $497.7 million thereafter.

        The Company has entered into capital leases for certain information technology equipment. Future minimum payments under noncancelable capital leases for 2004 and 2005 are $2.0 million and $1.9 million, respectively.


18)     INSURANCE GROUP STATUTORY FINANCIAL INFORMATION

        Equitable Life is restricted as to the amounts it may pay as dividends to the Holding Company. Under the New York Insurance Law, a domestic life insurer may, without prior approval of the Superintendent; pay a dividend to its shareholders not exceeding an amount calculated based on a statutory formula. This formula would permit Equitable Life to pay shareholder dividends not greater than $413.2 million during 2004. Payment of dividends exceeding this amount requires the insurer to file notice of its intent to declare such dividends with the Superintendent who then has 30 days to disapprove the distribution. For 2003, 2002 and 2001, the Insurance Group statutory net income totaled $549.4 million, $451.6 million and $547.7 million, respectively. Statutory surplus, capital stock and Asset Valuation Reserve ("AVR") totaled $4,476.6 million and $4,281.0 million at December 31, 2003 and 2002, respectively. In 2003, 2002 and 2001, respectively, $400.0 million, $500.0 million and $1.7 billion in shareholder dividends were paid by Equitable Life.

        At December 31, 2003, the Insurance Group, in accordance with various government and state regulations, had $27.2 million of securities deposited with such government or state agencies.

        In 1998, the NAIC approved a codification of statutory accounting practices ("Codification"), which provides regulators and insurers with uniform statutory guidance, addresses areas where statutory accounting previously was silent and changes certain existing statutory positions. Equitable Life and Equitable of Colorado became subject to Codification rules for all state filings upon adoption of Codification by the respective states.

        On December 27, 2000, an emergency rule was issued by the New York Insurance Department (NYID), which adopted Codification in New York effective on January 1, 2001 except where the guidance conflicted with New York Law. Differences in the New York regulation adopted in 2000 from Codification were in accounting for deferred taxes and goodwill, which are required to be disclosed in the notes to the Annual Statement, as well as the Annual Audited Report. On September 24, 2002, the bill authorizing the admissibility of deferred taxes by New York insurers was signed into law and was effective as of January 1, 2002. The impact of adopting the accounting for deferred taxes at January 1, 2002 was a $363.6 million decrease to surplus.

        The implementation of Codification in 2001 resulted in a $1,630.9 million increase to surplus and capital stock, principally due to the $1,660.8 million valuation adjustment related to Alliance.

        The application of the Codification rules as adopted by the State of Colorado had no significant effect on Equitable Life or Equitable of Colorado.

        At December 31, 2003 and for the year then ended, there were no differences in net income and capital and surplus resulting from practices prescribed and permitted by the State of New York and those prescribed by NAIC Accounting Practices and Procedures effective at December 31, 2003.

        Accounting practices used to prepare statutory financial statements for regulatory filings of stock life insurance companies differ in certain instances from GAAP. The differences between statutory surplus and capital stock determined in accordance with Statutory Accounting Principles ("SAP") and total shareholders' equity under GAAP are primarily: (a) the inclusion in SAP of an AVR intended to stabilize surplus from fluctuations in the value of the investment portfolio; (b) future policy benefits and policyholders' account balances under SAP differ from GAAP due to differences between actuarial assumptions and reserving methodologies; (c) certain policy acquisition costs are expensed under SAP but deferred under GAAP and amortized over future periods to achieve a matching of revenues and expenses; (d) under SAP, Federal income taxes are provided on the basis of amounts currently payable with provisions made for deferred amounts that reverse within one year while under GAAP, deferred taxes are recorded for temporary differences between the financial statements and tax basis of assets and liabilities where the probability of realization is reasonably assured, (e) the valuation of assets under SAP and GAAP differ due to different investment valuation and depreciation methodologies, as well as the deferral of interest-related realized capital gains and losses on fixed income investments; (f) the valuation of the investment in Alliance and Alliance Holding under SAP reflects a portion of the market value appreciation rather than the equity in the underlying net assets as required under GAAP; (g) the provision for future losses of the discontinued Wind-Up Annuities business is only required under GAAP; (h) reporting the surplus notes as a component of surplus in SAP but as a liability in GAAP; (i) computer software development costs are capitalized under GAAP but expensed under SAP; and
        (j) certain assets, primarily pre-paid assets, are not admissible under SAP but are admissible under GAAP.

        The following reconciles the Insurance Group's statutory change in surplus and capital stock and statutory surplus and capital stock determined in accordance with accounting practices prescribed by the NYID with net earnings and equity on a GAAP basis.

                                                                  2003               2002                2001
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Net change in statutory surplus and
          capital stock....................................  $        43.4       $   (1,354.7)      $      104.1
        Change in AVR......................................          152.2             (464.7)            (230.2)
                                                            -----------------   ----------------   -----------------
        Net change in statutory surplus, capital stock
          and AVR..........................................          195.6           (1,819.4)            (126.1)
        Adjustments:
          Future policy benefits and policyholders'
            account balances...............................         (245.7)             255.2              270.8
          DAC..............................................          556.1              458.1              458.5
          Deferred Federal income taxes....................           30.9             (634.6)            (354.8)
          Valuation of investments.........................           39.6              (74.8)              67.9
          Valuation of investment subsidiary...............         (321.6)           1,399.4           (1,507.9)
          Change in fair value of guaranteed minimum income
            benefit reinsurance contracts..................          (91.0)             120.0                -
          Shareholder dividends paid......................           400.0              500.0            1,700.0
          Changes in non-admitted assets...................          (35.1)             384.2              138.3
          Other, net.......................................           (2.1)             (23.7)               5.4
          GAAP adjustments for Other Discontinued
            Operations.....................................           (2.3)              23.0               (5.1)
                                                            -----------------   ----------------   -----------------
        Net Earnings of the Insurance Group................  $       524.4       $      587.4       $      647.0
                                                            =================   ================   =================

                                      F-49


                                                                                  December 31,
                                                            ---------------------------------------------------------
                                                                  2003               2002                2001
                                                            -----------------   ----------------   ------------------
                                                                                 (In Millions)

        Statutory surplus and capital stock................  $     4,134.7       $    4,091.3       $    5,446.0
        AVR................................................          341.9              189.7              654.4
                                                            -----------------   ----------------   ------------------
        Statutory surplus, capital stock and AVR...........        4,476.6            4,281.0            6,100.4
        Adjustments:
          Future policy benefits and policyholders'
            account balances...............................       (1,483.3)          (1,237.6)          (1,492.8)
          DAC..............................................        6,290.4            5,801.0            5,513.7
          Deferred Federal income taxes....................       (1,729.8)          (1,835.8)          (1,252.2)
          Valuation of investments.........................        2,196.3            1,629.6              635.9
          Valuation of investment subsidiary...............       (1,513.0)          (1,191.4)          (2,590.8)
          Fair value of guaranteed minimum income benefit
            reinsurance contracts..........................           29.0              120.0                -
          Non-admitted assets..............................        1,130.2            1,162.3              778.1
          Issuance of surplus notes........................         (599.6)            (599.6)            (539.4)
          Other, net.......................................           77.7              157.2              536.6



          GAAP adjustments for Other Discontinued
            Operations.....................................         (103.9)            (108.7)            (123.8)
                                                            -----------------   ----------------   ------------------
        Equity of the Insurance Group......................  $     8,770.6       $    8,178.0       $    7,565.7
                                                            =================   ================   ==================


19)     ALLIANCE CHARGE FOR MUTUAL FUND MATTERS AND LEGAL PROCEEDINGS

        On December 18, 2003, Alliance reached terms with the SEC for the resolution of regulatory claims against Alliance with respect to market timing. The SEC accepted an Offer of Settlement submitted by Alliance. Alliance concurrently reached an agreement in principle with the New York Attorney General ("NYAG"), which is subject to final definitive documentation.

        The key provisions of the settlement with the SEC and NYAG are that Alliance must establish a $250 million fund to compensate fund shareholders for the adverse effect of market timing. Of the $250 million fund, $150 million is characterized as disgorgement and $100 million is characterized as a penalty. In addition, the agreement with the NYAG requires a weighted average reduction in fees of 20% on Alliance's U.S. long-term open-end retail funds for a minimum of five years, which commenced January 1, 2004. This reduction in fees is expected to reduce Alliance Capital revenues by approximately $70 million in 2004.

        Alliance recorded pre-tax charges to income of $190 million and a $140 million for the quarters ended September 30, 2003 and December 31, 2003, respectively, or $330 million for the year 2003, to cover restitution, litigation and other costs associated with these investigations and other litigation. The effect of this settlement on the Company's 2003 net earnings after reflecting its impact on incentive compensation, income taxes and minority interest was $90.1 million.


20)     BUSINESS SEGMENT INFORMATION

        The Company's operations consist of Insurance and Investment Services segments. The Company's management evaluates the performance of each of these segments independently and allocates resources based on current and future requirements of each segment.

        The Insurance segment offers a variety of traditional, variable and interest-sensitive life insurance products, disability income, annuity products, mutual funds, and other investment products to individuals and small groups. It also administers traditional participating group annuity contracts with conversion features, generally for corporate qualified pension plans, and association plans which provide full service retirement programs for individuals affiliated with professional and trade associations. This segment includes Separate Accounts for individual insurance and annuity products.

        The Investment Services segment principally includes Alliance. Alliance provides diversified investment management and related services globally to a broad range of clients including: (a) institutional clients, including pension funds, endowment funds and domestic and foreign financial institutions and governments, (b) private clients, including high net worth individuals, trusts and estates, charitable foundations and other entities, by means of separately managed accounts, hedge funds and other investment vehicles, (c) individual investors, principally through a broad line of mutual funds, and (d) institutional investors by means of in-depth research, portfolio strategy, trading and other services. This segment also includes institutional Separate Accounts that provide various investment options for large group pension clients, primarily defined benefit and contribution plans, through pooled or single group accounts.

        Intersegment investment advisory and other fees of approximately $103.0 million, $102.2 million and $116.6 million for 2003, 2002 and 2001, respectively, are included in total revenues of the Investment Services segment.

        The following tables reconcile segment revenues and earnings from continuing operations before Federal income taxes to total revenues and earnings as reported on the consolidated statements of earnings and segment assets to total assets on the consolidated balance sheets, respectively.

                                                                  2003               2002               2001
                                                            -----------------   ----------------  ------------------
                                                                                 (In Millions)
       Segment revenues:
       Insurance..........................................   $     4,734.4       $     4,673.4     $     4,763.3
       Investment Services................................         2,738.5             2,744.9           2,994.4
       Consolidation/elimination..........................           (70.4)              (71.3)            (90.0)
                                                            -----------------   ----------------  ------------------
       Total Revenues.....................................   $     7,402.5       $     7,347.0     $     7,667.7
                                                            =================   ================  ==================

       Segment earnings (loss) from continuing operations
          before Federal income taxes
          and minority interest:
       Insurance..........................................   $       631.6       $       437.9     $       707.5
       Investment Services................................           318.6               590.7             585.4
                                                            -----------------   ----------------  ------------------
       Total Earnings from Continuing Operations
          before Federal Income Taxes
          and Minority Interest...........................   $       950.2       $     1,028.6     $     1,292.9
                                                            =================   ================  ==================

                                                                                   December 31,
                                                                  2003                2002               2001
                                                            -----------------   ----------------  ------------------
                                                                                 (In Millions)
       Assets:
       Insurance..........................................   $    98,822.1       $    80,638.7     $    84,572.2
       Investment Services................................        15,410.1            14,160.3          15,808.8
       Consolidation/elimination..........................            33.1                27.3             (94.4)
                                                            -----------------   ----------------  ------------------
       Total Assets.......................................   $   114,265.3       $    94,826.3     $   100,286.6
                                                            =================   ================  ==================

21)     QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

        The quarterly results of operations for 2003 and 2002 are summarized below:

                                                                    Three Months Ended
                                       ------------------------------------------------------------------------------
                                           March 31           June 30           September 30          December 31
                                       -----------------  -----------------   ------------------   ------------------
                                                                       (In Millions)
        2003
        Total Revenues................  $     1,674.7      $     1,826.8       $    1,857.8         $    2,043.2
                                       =================  =================   ==================   ==================

        Earnings from
          Continuing Operations.......  $        35.7      $       209.7       $      134.8         $      140.8
                                       =================  =================   ==================   ==================

        Net Earnings..................  $        35.7      $       209.8       $      135.5         $      143.4
                                       =================  =================   ==================   ==================

        2002
        Total Revenues................  $     1,883.9      $     2,072.1       $    1,860.9         $    1,530.1
                                       =================  =================   ==================   ==================

        Earnings from Continuing
          Operations..................  $       162.6      $       206.5       $      267.1         $      (21.3)
                                       =================  =================   ==================   ==================

        Net Earnings..................  $       130.4      $       205.1       $      286.5         $      (34.6)
                                       =================  =================   ==================   ==================


22)     ACCOUNTING FOR STOCK-BASED COMPENSATION

        The Holding Company sponsors a stock incentive plan for employees of Equitable Life. Alliance sponsors its own stock option plans for certain employees. The Company has elected to continue to account for stock-based compensation using the intrinsic value method prescribed in APB No. 25. Stock-based employee compensation expense is not reflected in the statement of earnings as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of the grant. The following table illustrates the effect on net income had compensation expense as related to options awarded under the Company's Stock Incentive Plans been determined based on SFAS No. 123's fair value based method, including the cost of the amendments and modifications made in connection with AXA's acquisition of the minority interest in the Holding Company:

                                                                  2003               2002                 2001
                                                            -----------------   ----------------   -------------------
                                                                                  (In Millions)

        Net income, as reported............................  $       524.4       $      587.4       $      647.0
        Less: total stock-based employee compensation
           expense determined under fair value method for
           all awards, net of Federal income tax benefit...          (35.8)             (36.0)             (22.2)
                                                            -----------------   ----------------   -------------------
        Pro Forma Net Earnings.............................  $       488.6       $      551.4       $      624.8
                                                            =================   ================   ===================

        In conjunction with approval of the agreement for AXA's acquisition of the minority interest in the Holding Company's Common Stock, generally all outstanding options awarded under the 1997 and 1991 Stock Incentive Plans were amended to become immediately and fully exercisable pursuant to their terms upon expiration of the initial tender offer. In addition, the agreement provided that at the effective time of the merger, the terms of all outstanding options granted under those Plans would be further amended and converted into options of equivalent intrinsic value to acquire a number of AXA ordinary shares in the form of ADRs. Also pursuant to the agreement, holders of non-qualified options were provided with an alternative to elect cancellation of those options at the effective time of the merger in exchange for a cash payment from the Holding Company. For the year ended December 31, 2000, the Company recognized compensation expense of $493.9 million, representing the cost of these Plan amendments and modifications offset by an addition to capital in excess of par value.

        Beginning in 2001, under the 1997 Stock Incentive Plan, the Holding Company can grant AXA ADRs and options to purchase AXA ADRs. The options, which include Incentive Stock Options and Nonstatutory Stock Options, are issued at the fair market value of the AXA ADRs on the date of grant. Generally, one-third of stock options granted vest and become exercisable on each of the first three anniversaries of the date such options were granted. Options are currently exercisable up to 10 years from the date of grant.

        Following completion of the merger of AXA Merger Corp. with and into the Holding Company, certain employees exchanged AXA ADR options for tandem Stock Appreciation Rights and at-the-money AXA ADR options of equivalent intrinsic value. The maximum obligation for the Stock Appreciation Rights is $73.3 million, based upon the underlying price of AXA ADRs at January 2, 2001, the closing date of the aforementioned merger. The Company recorded an increase (reduction) in the Stock Appreciation Rights liability of $12.0 million and $(10.2) million for 2003 and 2002, respectively, reflecting the variable accounting for the Stock Appreciation Rights, based on the change in the market value of AXA ADRs in 2003 and 2002.

        The Black-Scholes option pricing model was used in determining the fair values of option awards used in the pro-forma disclosures above. The option pricing assumptions for 2003, 2002 and 2001 follow:

                                       Holding Company                            Alliance
                           -----------------------------------------   -------------------------------
                               2003           2002         2001          2003      2002       2001
                           -------------  ------------- ------------   -------------------- ----------

        Dividend yield....    2.48%          2.54%         1.52%         6.1%      5.80%      5.80%

        Expected
          volatility......     46%            46%           29%           32%       32%        33%

        Risk-free interest
          rate............    2.72%          4.04%         4.98%         3.0%      4.2%       4.5%

        Expected life
          in years........      5              5             5            7.0       7.0        7.2

        Weighted average
          fair value per
          option at
          grant-date......    $4.39          $6.30         $9.42         $5.96     $5.89      $9.23

        A summary of the activity in the option shares of the Holding Company and Alliance's option plans follows, including information about options outstanding and exercisable at December 31, 2003. Outstanding options at January 2, 2001 to acquire AXA ADRs reflect the conversion of 11.5 million share options of the Holding Company that remained outstanding following the above-described cash settlement made pursuant to the agreement for AXA's acquisition of the minority interest in the Holding Company's Common Stock. All information presented below as related to options to acquire AXA ADRs gives appropriate effect to AXA's May 2001 four-for-one stock split and the related changes in ADR parity for each Holding Company share option:

                                                       Holding Company                          Alliance
                                             ------------------------------------   ---------------------------------
                                                                    Weighted                            Weighted
                                                                    Average                             Average
                                                  AXA ADRs          Exercise            Units           Exercise
                                               (In Millions)         Price          (In Millions)        Price
                                             ------------------- ----------------   --------------- -----------------


        :
        Balance at January 2, 2001                18.3              $21.65               15.4           $28.73
          Granted........................         17.0              $31.55                2.5           $50.34
          Exercised......................         (2.2)             $11.57               (1.7)          $13.45
          Forfeited......................         (3.1)             $32.02                (.3)          $34.51
                                             -------------------                    ---------------

        Balance at December 31, 2001.....         30.0              $31.55               15.9           $33.58
          Granted........................          6.7              $17.24                2.4           $33.32
          Exercised......................          (.2)             $10.70               (1.4)          $14.83
          Forfeited......................         (1.2)             $27.12                (.5)          $42.99
                                             -------------------                    ---------------

        Balance at December 31, 2002              35.3              $25.14               16.4           $34.92
          Granted.........................         9.1              $12.60                 .1           $35.01
          Exercised.......................        (1.7)              $7.85               (1.2)          $17.26
          Forfeited.......................        (1.8)             $25.16               (1.5)          $43.26
                                             -------------------                    ---------------
        Balance at December 31, 2003              40.9              $23.04               13.8           $35.55
                                             ===================                    ===============

        Information about options outstanding and exercisable at December 31, 2003 follows:

                                            Options Outstanding                            Options Exercisable
                             ---------------------------------------------------   -------------------------------------
                                                   Weighted
                                                    Average         Weighted                               Weighted
              Range of             Number          Remaining        Average             Number              Average
              Exercise          Outstanding       Contractual       Exercise          Exercisable          Exercise
               Prices          (In Millions)     Life (Years)        Price           (In Millions)           Price
        --------------------------------------- ---------------- ---------------   ------------------   ----------------

              AXA ADRs
        ----------------------

          $ 6.325 - $ 9.01            .4               1.86           $ 7.64               .4                $ 7.63
          $10.195 - $15.20          11.8               8.35           $12.73              2.1                $13.23
          $15.995 - $22.84           9.9               6.82           $18.50              6.3                $18.66
          $26.095 - $33.025         13.8               4.63           $30.85              9.6                $30.48
          $36.031                    5.0               5.48           $36.03              5.0                $36.03
                              -----------------                                    ------------------
          $ 6.325 - $36.031         40.9               6.31           $23.04             23.4                $26.52
                              =================                                    ==================


              Alliance
        ----------------------
           $ 8.81 - $18.47           2.6               2.48           $13.19              2.6                $13.19
           $24.84 - $30.25           3.2               5.35           $27.90              2.9                $27.69
           $30.94 - $48.50           4.3               7.76           $40.63              1.8                $44.85
           $50.15 - $50.56           2.0               7.92           $50.25               .8                $50.25
           $51.10 - $58.50           1.7               6.95           $53.77              1.0                $53.76
                              -----------------                                    ------------------
           $ 8.81 - $58.50          13.8               6.13           $35.55              9.1                $31.89
                              =================                                    ==================

        The Company's ownership interest in Alliance will continue to be reduced upon the exercise of unit options granted to certain Alliance employees. Options are exercisable over periods of up to ten years.

        In 1997, Alliance Holding established a long-term incentive compensation plan under which grants are made to key employees for terms established by Alliance Holding at the time of grant. These awards include options, restricted Alliance Holding units and phantom restricted Alliance Holding units, performance awards, other Alliance Holding unit based awards, or any combination thereof. At December 31, 2003, approximately
        13.0 million Alliance Holding units of a maximum 41.0 million units were subject to options granted and 103,262 Alliance Holding units were subject to awards made under this plan.

23)     RELATED PARTY TRANSACTIONS

        Beginning January 1, 2000, the Company reimburses the Holding Company for expenses relating to the Excess Retirement Plan, Supplemental Executive Retirement Plan and certain other employee benefit plans that provide participants with medical, life insurance, and deferred compensation benefits. Such reimbursement was based on the cost to the Holding Company of the benefits provided which totaled $57.6 million and $39.7 million, respectively, for 2003 and 2002.

        The Company paid $639.1 million and $596.6 million, respectively, of commissions and fees to AXA Distribution and its subsidiaries for sales of insurance products for 2003 and 2002. The Company charged AXA Distribution's subsidiaries $304.4 million and $411.9 million, respectively, for their applicable share of operating expenses for 2003 and 2002, pursuant to the Agreements for Services.

        In September 2001, Equitable Life loaned $400.0 million to AXA Insurance Holding Co. Ltd., a subsidiary of AXA. This investment has an interest rate of 5.89% and matures on June 15, 2007. All payments, including interest payable semi-annually, are guaranteed by AXA.

        Both Equitable Life and Alliance, along with other AXA affiliates, participate in certain intercompany cost sharing and service agreements which include technology and professional development arrangements. Payments by Equitable Life and Alliance to AXA under such agreements totaled approximately $16.7 million and $17.9 million in 2003 and 2002, respectively. Payments by AXA and AXA affiliates to Equitable Life under such agreements totaled $32.5 million and $17.6 million in 2003 and 2002, respectively.

        In 2003, Equitable Life entered into a reinsurance agreement with AXA Financial Reinsurance Company (Bermuda), LTD ("AXA Bermuda"), an indirect wholly owned subsidiary of the Holding Company, to cede certain term insurance policies written after December 2002. Equitable Life ceded $9.0 million of premiums and $2.8 million of reinsurance reserves to AXA Bermuda in 2003.

        Commissions, fees and other income includes certain revenues for services provided to mutual funds managed by Alliance described below:

                                                                  2003               2002               2001
                                                            -----------------   ----------------  ------------------
                                                                                 (In Millions)

       Investment advisory and services fees..............   $       824.6       $       854.5     $       997.1
       Distribution revenues..............................           436.0               467.5             544.6
       Shareholder servicing fees.........................            82.3                89.7              87.2
       Other revenues.....................................            11.4                10.2              11.0
       Brokerage..........................................             3.6                 7.0               5.7

                      REPORT OF INDEPENDENT AUDITORS ON
                   CONSOLIDATED FINANCIAL STATEMENT SCHEDULES





To the Board of Directors of
The Equitable Life Assurance Society of the United States


Our audits of the consolidated financial statements referred to in our report dated March 9, 2004 appearing on page F-1 of this Annual Report on Form 10-K also included an audit of the financial statement schedules listed in Item 15(a)2 of this Form 10-K. In our opinion, these financial statement schedules present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.




/s/PricewaterhouseCoopers LLP
New York, New York

March 9, 2004

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                                   SCHEDULE I
       SUMMARY OF INVESTMENTS - OTHER THAN INVESTMENTS IN RELATED PARTIES
                                DECEMBER 31, 2003

                                                                                   Estimated          Carrying
Type of Investment                                              Cost (A)          Fair Value           Value
-------------------                                         -----------------   ----------------   ---------------
                                                                                (In Millions)

Fixed maturities:
   U.S. government, agencies and authorities..............   $       812.3       $      870.5       $      870.5
   State, municipalities and political subdivisions.......           188.2              200.3              200.3
   Foreign governments....................................           248.4              294.0              294.0
   Public utilities.......................................         2,994.1            3,214.1            3,214.1
   All other corporate bonds..............................        21,496.6           22,957.7           22,957.7
   Redeemable preferred stocks............................         1,412.0            1,558.9            1,558.9
                                                            -----------------   ----------------   ---------------
Total fixed maturities....................................        27,151.6           29,095.5           29,095.5
                                                            -----------------   ----------------   ---------------
Equity securities:
  Common stocks:
    Industrial, miscellaneous and all other...............            13.5               13.6               13.6
Mortgage loans on real estate.............................         3,503.1            3,761.7            3,503.1
Real estate...............................................           310.8              XXX                310.8
Real estate acquired in satisfaction of debt..............           275.8              XXX                275.8
Real estate joint ventures................................            69.9              XXX                 69.9
Policy loans..............................................         3,894.3            4,481.9            3,894.3
Other limited partnership interests.......................           775.5              775.5              775.5
Other invested assets.....................................         1,101.6            1,101.6            1,101.6
                                                            -----------------   ----------------   ---------------

Total Investments.........................................   $    37,096.1       $   39,229.8       $   39,040.1
                                                            =================   ================   ===============

(A) Cost for fixed maturities represents original cost, reduced by repayments and writedowns and adjusted for amortization of premiums or accretion of discount; for equity securities, cost represents original cost reduced by writedowns; for other limited partnership interests, cost represents original cost adjusted for equity in earnings and distributions.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                                   SCHEDULE II
                         BALANCE SHEETS (PARENT COMPANY)
                           DECEMBER 31, 2003 AND 2002

                                                                                   2003                 2002
                                                                              -----------------    -----------------
                                                                                         (In Millions)

ASSETS
Investment:
  Fixed maturities:
    Available for sale, at estimated fair value (amortized
      cost of $26,874.1 and $24,480.4, respectively)........................  $     28,787.4       $     25,981.9
  Mortgage loans on real estate.............................................         3,503.1              3,746.2
  Equity real estate........................................................           656.4                717.3
  Policy loans..............................................................         3,670.4              3,805.8
  Investments in and loans to affiliates....................................         1,246.9              1,359.3
  Other equity investments..................................................           789.0                720.2
  Other invested assets.....................................................           590.7                892.4
                                                                              -----------------    -----------------
      Total investments.....................................................        39,243.9             37,223.1
Cash and cash equivalents...................................................           402.4                 15.3
Deferred policy acquisition costs...........................................         6,248.6              5,749.8
Amounts due from reinsurers.................................................         1,510.8              1,482.4
Other assets................................................................         2,228.8              2,289.2
Loans to affiliates.........................................................           400.0                413.0
Prepaid pension asset.......................................................           838.3                865.1
Separate Accounts assets....................................................        54,438.1             39,012.1
                                                                              -----------------    -----------------

Total Assets................................................................  $    105,310.9       $     87,050.0
                                                                              =================    =================

LIABILITIES
Policyholders' account balances.............................................  $     24,907.5       $     22,630.6
Future policy benefits and other policyholders liabilities..................        13,831.4             13,892.5
Short-term and long-term debt...............................................           847.9                847.8
Federal income taxes payable................................................         1,775.9              1,474.2
Other liabilities...........................................................           877.0                922.0
Separate Accounts liabilities...............................................        54,300.6             38,883.8
                                                                              -----------------    -----------------
      Total liabilities.....................................................        96,540.3             78,650.9
                                                                              -----------------    -----------------

SHAREHOLDER'S EQUITY
Common stock, $1.25 par value, 2.0 million shares authorized, issued
  and outstanding...........................................................             2.5                  2.5
Capital in excess of par value..............................................         4,848.2              4,812.8
Retained earnings...........................................................         3,027.1              2,902.7
Accumulated other comprehensive income......................................           892.8                681.1
                                                                              -----------------    -----------------
      Total shareholder's equity............................................         8,770.6              8,399.1
                                                                              -----------------    -----------------

Total Liabilities and Shareholder's Equity..................................  $    105,310.9       $     87,050.0
                                                                              =================    =================


The financial information of The Equitable Life Assurance Society of the United States (Parent Company) should be read in conjunction with the Consolidated Financial Statements and Notes thereto. For information regarding capital in excess of par value refer to Note 1 of Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                                   SCHEDULE II
                     STATEMENTS OF EARNINGS (PARENT COMPANY)
                    YEARS ENDED DECEMBER 31, 2003, 2002, 2001



                                                                      2003                2002               2001
                                                                 -----------------   -----------------   ---------------
                                                                                     (In Millions)
REVENUES
Universal life and investment-type product policy fee
  income........................................................  $     1,373.1      $     1,312.3       $     1,337.4
Premiums........................................................          882.8              936.7             1,010.0
Net investment income...........................................        2,338.3            2,321.7             2,301.9
Investment losses, net..........................................          (70.6)            (264.1)             (201.4)
Equity in earnings of subsidiaries .............................           44.3              113.1               134.2
Commissions, fees and other income..............................          163.2              337.6               244.1
                                                                 -----------------   -----------------  ----------------
      Total revenues............................................        4,731.1            4,757.3             4,826.2
                                                                 -----------------   -----------------  ----------------

BENEFITS AND OTHER DEDUCTIONS
Policyholders' benefits.........................................        1,691.0            2,025.7             1,878.9
Interest credited to policyholders' account balances............          946.6              945.5               957.1
Compensation and benefits.......................................          379.1              310.2               371.3
Commissions.....................................................        1,072.4              835.5               825.0
Interest expense................................................           58.8               72.5                71.5
Amortization of deferred policy acquisition costs...............          424.9              292.6               284.0
Capitalization of deferred policy acquisition costs.............         (990.0)            (753.2)             (743.4)
Rent expense....................................................           67.9               66.7                62.8
Amortization and depreciation...................................           98.1               88.0                92.1
Premium taxes...................................................           35.7               36.3                36.9
Other operating costs and expenses..............................          242.7              248.0               159.0
                                                                 -----------------   -----------------  ----------------
      Total benefits and other deductions.......................        4,027.2            4,167.8             3,995.2
                                                                 -----------------   -----------------  ----------------

Earnings from continuing operations before
  Federal income taxes..........................................          703.9              589.5               831.0
Federal income tax (expense) benefit............................         (182.9)              25.4              (224.4)
                                                                 -----------------   -----------------  ----------------
Earnings from continuing operations.............................          521.0              614.9               606.6
Earnings from discontinued operations, net of
   Federal income taxes.........................................            3.4                5.6                43.9
Cumulative effect of accounting changes, net of
   Federal income taxes.........................................            -                (33.1)               (3.5)
                                                                 -----------------   -----------------  ----------------
Net Earnings....................................................  $       524.4      $       587.4       $       647.0
                                                                 =================   =================  ================

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                                   SCHEDULE II
                    STATEMENTS OF CASH FLOWS (PARENT COMPANY)
                  YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                                                      2003                2002                2001
                                                                 -----------------   -----------------   ----------------
                                                                                     (In Millions)

Net earnings....................................................  $       524.4      $       587.4       $       647.0
Adjustments to reconcile net earnings to net cash
  provided by operating activities:
  Interest credited to policyholders' account balances..........          946.6              945.5               957.1
  Universal life and investment-type policy fee income..........       (1,373.1)          (1,312.3)           (1,337.4)
  Investment losses net.........................................           70.6              264.1               201.4
  Equity in net earnings of subsidiaries........................          (44.3)            (113.1)             (134.2)
  Dividends from subsidiaries...................................          181.8              213.6             1,289.4
  Change in deferred policy acquisition costs...................         (565.1)            (460.6)             (459.4)
  Change in future policy benefits and other policyholder
    funds.......................................................          (98.7)             216.1               (15.6)
  Change in prepaid pension asset...............................           26.8             (363.0)              (56.7)
  Change in fair value of guaranteed minimum income
      benefit reinsurance contract..............................           91.0             (120.0)                -
  Change in property and equipment..............................          (23.9)             (23.2)             (121.7)
  Change in Federal income tax payable..........................          193.0               93.2               573.9
  Amortization and depreciation.................................           98.1               88.0                92.1
  Other, net....................................................          187.2              118.2                57.9
                                                                 -----------------   -----------------  -----------------

Net cash provided by operating activities.......................          214.4              133.9             1,693.8
                                                                 -----------------   -----------------  -----------------

Cash flows from investing activities:
  Maturities and repayments.....................................        4,180.6            2,973.1             2,429.1
  Sales.........................................................        4,778.7            7,624.4             7,470.3
  Purchases.....................................................      (11,403.4)         (12,609.2)          (11,775.1)
  Increase in loans to discontinued operations..................            2.5               38.1                14.7
  Change in short-term investments..............................          357.0             (570.9)              123.1
  Change in policy loans........................................          135.6               71.5               (52.2)
  Loans to affiliates...........................................            -                  -                (400.0)
  Other, net....................................................          (61.7)              97.5               (60.3)
                                                                 -----------------   -----------------  -----------------

Net cash used by investing activities...........................       (2,010.7)          (2,375.5)           (2,250.4)
                                                                 -----------------   -----------------  -----------------

Cash flows from financing activities:
  Policyholders' account balances:
    Deposits....................................................        5,689.6            4,384.9             3,252.1
    Withdrawals and transfers to Separate Accounts..............       (3,141.6)          (1,995.9)           (2,445.4)
  Net decrease in short-term financings.........................            (.2)               (.2)                (.2)
  Shareholder dividends paid....................................         (400.0)            (500.0)           (1,700.0)
  Other, net....................................................           35.6               59.1               (29.3)
                                                                 -----------------   -----------------  -----------------

Net cash provided (used) by financing activities................        2,183.4            1,947.9              (922.8)
                                                                 -----------------   -----------------  -----------------

Change in cash and cash equivalents.............................          387.1             (293.7)           (1,479.4)

Cash and cash equivalents, beginning of year....................           15.3              309.0             1,788.4
                                                                 -----------------   -----------------  -----------------

Cash and Cash Equivalents, End of Year..........................  $       402.4      $        15.3       $       309.0
                                                                 =================   =================  =================

Supplemental cash flow information
  Interest Paid.................................................  $        43.2      $        43.6       $        43.4
                                                                 =================   =================  =================
  Income Taxes (Refunded) Paid..................................  $       (58.8)     $      (153.6)      $       517.0
                                                                 =================   =================  =================

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                                  SCHEDULE III
                       SUPPLEMENTARY INSURANCE INFORMATION
                   AT AND FOR THE YEAR ENDED DECEMBER 31, 2003

                                                               Future Policy        Policy
                               Deferred                           Benefits         Charges          (1)
                                Policy       Policyholders'      and Other           and            Net
                             Acquisition        Account        Policyholders'      Premium       Investment
         Segment                Costs           Balance            Funds           Revenue         Income
-------------------------- --------------- ------------------ ----------------- -------------- ---------------
                                                      (In Millions)

Insurance..............     $    6,290.4     $    25,307.7     $   13,934.7      $    2,266.1   $    2,340.8
Investment
  Services.............              -                 -                -                -               16.9
Consolidation/
  elimination..........              -                 -                -                -               29.2
                           --------------- ------------------ ----------------- -------------- ---------------
Total..................     $    6,290.4     $    25,307.7     $   13,934.7      $    2,266.1   $     2,386.9
                           =============== ================== ================= ============== ===============

                                               Amortization
                            Policyholders'      of Deferred          (2)
                             Benefits and         Policy            Other
                               Interest         Acquisition       Operating
         Segment               Credited            Cost            Expense
-------------------------- ----------------- ------------------ ---------------


Insurance..............     $     2,677.9     $      434.6       $       990.3
Investment
  Services.............               -                -               2,419.9
Consolidation/
  elimination..........               -                -                 (70.4)
                           ----------------- ------------------ ---------------
Total..................     $     2,677.9     $      434.6       $     3,339.8
                           ================= ================== ===============



(1) Net investment income is based upon specific identification of portfolios within segments.

(2) Operating expenses are principally incurred directly by a segment.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                                  SCHEDULE III
                       SUPPLEMENTARY INSURANCE INFORMATION
                   AT AND FOR THE YEAR ENDED DECEMBER 31, 2002

                                                               Future Policy        Policy
                               Deferred                           Benefits         Charges          (1)
                                Policy       Policyholders'      and Other           and            Net
                             Acquisition        Account        Policyholders'      Premium       Investment
         Segment                Costs           Balance            Funds           Revenue         Income
-------------------------- -------------- ------------------- ----------------- -------------- ---------------
                                                      (In Millions)

Insurance..............     $    5,801.0     $    23,037.5     $   13,975.7      $    2,260.7   $    2,331.2
Investment
  Services.............              -                 -                -                -               18.0
Consolidation/
  elimination..........              -                 -                -                -               28.0
                           -------------- ------------------- ----------------- -------------- ---------------
Total..................     $    5,801.0     $    23,037.5     $   13,975.7      $    2,260.7   $     2,377.2
                           ============== =================== ================= ============== ===============

                                                Amortization
                             Policyholders'      of Deferred          (2)
                              Benefits and         Policy            Other
                                Interest         Acquisition       Operating
         Segment                Credited            Cost            Expense
--------------------------  ----------------- ------------------ ---------------


Insurance..............      $     3,008.5     $      296.7       $       930.3
Investment
  Services.............                -                -               2,154.2
Consolidation/
  elimination..........                -                -                 (71.3)
                            ----------------- ------------------ ---------------
Total..................      $     3,008.5     $      296.7       $     3,013.2
                            ================= ================== ===============



(1) Net investment income is based upon specific identification of portfolios within segments.

(2) Operating expenses are principally incurred directly by a segment.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                                  SCHEDULE III
                       SUPPLEMENTARY INSURANCE INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 2001





                                                                    Policy
                                                                   Charges             (1)            Policyholders'
                                                                     and               Net             Benefits and
                                                                   Premium          Investment           Interest
                           Segment                                 Revenue            Income             Credited
--------------------------------------------------------------- ---------------  ----------------- ----------------------
                                                                                   (In Millions)

Insurance...................................................     $   2,362.2      $    2,337.9      $        2,870.5
Investment
  Services..................................................             -                39.9                   -
Consolidation/
  elimination...............................................             -                26.5                   -
                                                                ---------------  ----------------- ----------------------
Total.......................................................     $   2,362.2      $    2,404.3      $        2,870.5
                                                                ===============  ================= ======================

                                                                    Amortization
                                                                     of Deferred              (2)
                                                                       Policy                Other
                                                                     Acquisition           Operating
                                                                        Cost                Expense
                                                                 -------------------- --------------------


Insurance...................................................     $       287.9        $      897.4
Investment
  Services..................................................               -               2,409.0
Consolidation/
  elimination...............................................               -                 (90.0)
                                                                -------------------- --------------------
Total.......................................................     $       287.9        $    3,216.4
                                                                ===================== ====================



(1) Net investment income is based upon specific identification of portfolios within segments.

(2) Operating expenses are principally incurred directly by a segment.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                                   SCHEDULE IV
                                 REINSURANCE (A)
           AT AND FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                                                         Assumed                            Percentage
                                                     Ceded to              from                             of Amount
                                   Gross               Other              Other              Net             Assumed
                                   Amount            Companies          Companies           Amount            to Net
                              -----------------   ----------------   -----------------  ---------------   ---------------
                                                                (Dollars In Millions)

2003
----
Life Insurance In-Force......  $    266,115.8      $   90,031.1       $   41,078.1       $   217,162.8         18.92%
                              =================   ================   =================  ===============

Premiums:
Life insurance and
  annuities..................  $        769.0      $       70.2       $      140.9       $       839.7         16.78%
Accident and health..........           144.8              98.2               12.1                58.7         20.61%
                              -----------------   ----------------   -----------------  ---------------
Total Premiums...............  $        913.8      $      168.4       $      153.0       $       898.4         17.03%
                              =================   ================   =================  ===============

2002
----
Life Insurance In-Force......  $    264,456.6      $   89,413.1       $   42,228.6       $   217,281.1         19.44%
                              =================   ================   =================  ===============

Premiums:
Life insurance and
  annuities..................  $        803.3      $       86.8       $      145.7       $       862.2         16.90%
Accident and health..........           151.3             104.0               35.7                83.0         43.01%
                              -----------------   ----------------   -----------------  ---------------
Total Premiums...............  $        954.6      $      190.8       $      181.4       $       945.2         19.19%
                              =================   ================   =================  ===============

2001
----
Life Insurance In-Force......  $    263,375.6      $   75,190.5       $   42,640.4       $   230,825.5         18.47%
                              =================   ================   =================  ===============

Premiums:
Life insurance and
  annuities..................  $        830.2      $       63.6       $      138.5       $       905.1         15.30%
Accident and health..........           159.8             109.5               64.5               114.8         56.18%
                              -----------------   ----------------   -----------------  ---------------
Total Premiums...............  $        990.0      $      173.1       $      203.0       $     1,019.9         19.90%
                              =================   ================   =================  ===============


(A) Includes amounts related to the discontinued group life and health business.

*
          Supplement dated May 1, 2004 to Prospectus dated May 1, 2004
    ------------------------------------------------------------------------



                          MEMBERS RETIREMENT PROGRAMS

                          funded under contracts with
           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
             1290 Avenue of the Americas, New York, New York 10104
                        Toll-Free Telephone 800-223-5790


                       ----------------------------------

                           VARIABLE ANNUITY BENEFITS

                       ----------------------------------


           This Prospectus Supplement should be read and retained for future reference by Participants in the Members Retirement
                     Programs who are considering variable
                   annuity payment benefits after retirement.



                This Prospectus Supplement is not authorized for
                 distribution unless accompanied or preceded by
                    the Prospectus dated May 1, 2004 for the
                    appropriate Members Retirement Program.




------------------------------------------------------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS: ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
------------------------------------------------------------------------------

                              RETIREMENT BENEFITS

         When you become eligible to receive benefits under a Members Retirement Program, you may select one or more of the following forms of distribution, which are available in variable or fixed form. The law requires that if the value of your Account Balance is more than $5,000, you must receive a Qualified Joint and Survivor Annuity unless your Spouse consents to a different election.

         Life Annuity - annuity providing monthly payments for your life. No payments will be made after your death, even if you have received only one payment.

         Life Annuity Period Certain - an annuity providing monthly payments for your life or, if longer, a specified period of time. If you die before the end of that specified period, payments will continue to your beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years; the longer the specified period, the smaller the monthly payments will be.

         Joint and Survivor Annuity - Period Certain - an annuity providing monthly payments for your life and that of your beneficiary or, if longer, a specified period of time. If you and your beneficiary both die before the end of the specified period, payments will continue to your contingent beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years; the longer the specified period, the smaller the monthly payments will be.

How Annuity Payments are Made

         When your distribution of benefits under an annuity begins, your Units in the Funds are redeemed. Part or all of the proceeds, plus part or all of your Account Balance in the General Account Options, may be used to purchase an annuity. The minimum amount that can be used to purchase any type of annuity is $5,000. Usually, a $350 charge will be deducted from the amount used to purchase the annuity to reimburse us for administrative expenses associated with processing the application and with issuing each month's annuity payment. Applicable premium taxes will also be deducted.

Annuity payments may be fixed or variable.

         FIXED ANNUITY PAYMENTS. Fixed annuity payments are determined from our annuity rate tables in effect at the time the first annuity payment is made. The minimum amount of the fixed payments is determined from tables in our contract with the Trustees, which show the amount of proceeds necessary to purchase each $1 of monthly annuity payments (after deduction of any applicable taxes and the annuity administrative charge). These tables are designed to determine the amounts required to pay for the annuity selected, taking into account our administrative and investment expenses and mortality and expense risks. The size of your payment will depend upon the form of annuity chosen, your age and the age of your beneficiary if you select a joint and survivor annuity.
         If our current group annuity rates for payment of proceeds would produce a larger payment, those rates will apply instead of the minimums in the contract tables. If we give any group pension client with a qualified plan a better annuity rate than those currently available for the Program, we will also make those rates available to Program participants. The annuity administrative charge may be greater than $350 in that case. Under our contract with the Trustees, we may change the tables but not more frequently than once every five years. Fixed annuity payments will not fluctuate during the payment period.

         VARIABLE ANNUITY PAYMENTS. Variable annuity payments are funded through our Separate Account No. 4 (Pooled) (the "Fund"), through the purchase of Annuity Units. The number of Annuity Units purchased is equal to the amount of the first annuity payment divided by the Annuity Unit Value for the due date of the first annuity payment. The amount of the first annuity payment is determined in the same manner for a variable annuity as it is for a fixed annuity. The number of Annuity Units stays the same throughout the payment period for the variable annuity but the Annuity Unit Value changes to reflect the investment income and the realized and unrealized capital gains and losses of the Fund, after adjustment for an assumed base rate of return of 5-3/4%, described below.

         The amounts of variable annuity payments are determined as follows:
Payments normally start as of the first day of the second calendar month following our receipt of the proper forms. The first two monthly payments are the same.

         Payments after the first two will vary according to the investment performance of the Fund. Each monthly payment will be calculated by multiplying the number of Annuity Units credited to you by the Annuity Unit Value for the first business day of the calendar month before the due date of the payment.

         The Annuity Unit Value was set at $1.1553 as of July 1, 1969, the first day that Separate Account No. 4 (Pooled) was operational. For any month after that date, it is the Annuity Unit Value for the preceding month multiplied by the change factor for the current month. The change factor gives effect to the assumed annual base rate of return of 4-3/4% and to the actual investment experience of the Fund.

         Because of the adjustment for the assumed base rate of return, the Annuity Unit Value rises and falls depending on whether the actual rate of investment return is higher or lower than 5-3/4%.

         Illustration of Changes in Annuity Payments. To show how we determine variable annuity payments from month to month, assume that the amount you applied to purchase an annuity is enough to fund an annuity with a monthly payment of $363 and that the Annuity Unit Value for the due date of the first annuity payment is $1.05. The number of annuity units credited under your certificate would be 345.71 (363 divided by 1.05 = 345.71). If the third monthly payment is due on March 1, and the Annuity Unit Value for February was $1.10, the annuity payment for March would be the number of units (345.71) times the Annuity Unit Value ($1.10), or $380.28. If the Annuity Unit Value was $1.00 on March 1, the annuity payment for April would be 345.71 times $1.00 or $345.71.

Summary of Annuity Unit Values for the Fund

         This table shows the Annuity Unit Values with an assumed based rate of return of 5 3/4%.



                First Business Day of          Annuity Unit Value
                ---------------------          ------------------
                     October 1987                   $4.3934
                     October 1988                   $3.5444
                     October 1989                   $4.8357
                     October 1990                   $3.8569
                     October 1991                   $5.4677
                     October 1992                   $5.1818
                     October 1993                   $6.3886
                     October 1994                   $6.1563
                     October 1995                   $7.4970
                     October 1996                   $8.0828
                     October 1997                  $11.0300
                     October 1998                   $7.5963
                     October 1999                   $9.8568
                     October 2000                  $10.6810
                     October 2001                   $7.3761
                     October 2002                   $5.3455
                     October 2003                   $6.3322


                                    THE FUND

         The Fund (Separate Account No. 4 (Pooled)) was established pursuant to the Insurance law of the State of New York in 1969. It is an investment account used to fund benefits under group annuity contracts and other agreements for tax-deferred retirement programs administered by us.



         For a full description of the Fund, its investment policies, the risks of an investment in the Fund and information relating to the valuation of Fund assets, see the description of the Fund in our May 1, 2004 prospectus and the Statement of Additional Information.



                               INVESTMENT MANAGER

The Manager



         We, Equitable Life, act as Investment Manager to the Fund. As such, we have complete discretion over Fund assets and we invest and reinvest these assets in accordance with the investment policies described in our May 1, 2004 prospectus and Statement of Additional Information.

         We are a New York stock life insurance company with our Home Office at 1290 Avenue of the Americas, New York, New York 10104. Founded in 1859, we are one of the largest insurance companies in the United States. Equitable Life, our sole stockholder AXA Financial, Inc., and their subsidiaries managed assets of approximately $508.31 billion as of December 31, 2003, including third party assets of $413.96 billion.



Investment Management



         In providing investment management to the Fund, we currently use the personnel and facilities of our majority owned subsidiary, Alliance Capital Management L.P. ("Alliance"), for portfolio selection and transaction services. For a description of Alliance, see our May 1, 2004 Members Retirement Program prospectuses.



Fund Transactions



         The Fund is charged for securities brokers commissions, transfer taxes and other fees relating to securities transactions. Transactions in equity securities for the Fund are executed primarily through brokers which are selected by Alliance/Equitable Life and receive commissions paid by the Fund. For 2003, 2002, and 2001, the Fund paid $929,767, $1,298,849 and $3,576,437, respectively, in brokerage commissions. For a full description of our policies relating to the selection of brokers, see the description of the fund in our May 1, 2004 Statement of Additional Information.

                              FINANCIAL STATEMENTS

                  The financial statements of the Fund reflect applicable fees, charges and other expenses under the Members Retirement Programs as in effect during the periods covered, as well as the charges against the account made in accordance with the terms of all other contracts participating in the account.




Separate Account No. 4 (Pooled):                                   Page

Report of Independent Auditors - PricewaterhouseCoopers LLP           7

        Statement of Assets and Liabilities,
             December 31, 2003                                        8

        Statement of Operations for the Year Ended
             December 31, 2003                                        9

        Statements of Changes in Net Assets for the Years Ended
             December 31, 2003 and 2002                              10

        Portfolio of Investments
             December 31, 2003                                       11

        Notes to Financial Statements                                13

--------------------------------------------------------------------------------







Report of Independent Auditors

--------------------------------------------------------------------------------

To the Board of Directors of The Equitable Life Assurance
Society of the United States and the Contractowners of Separate Account No. 4 of The Equitable Life Assurance Society of the United States


In our opinion, the accompanying statement of assets and liabilities, including the portfolio of investments, and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of Separate Account No. 4 (Pooled) (The Growth Equity Fund) of The Equitable Life Assurance Society of the United States ("Equitable Life") at December 31, 2003, the results of its operations for the year then ended and the changes in its net assets for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2003 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.





/s/ PricewaterhouseCoopers LLP
New York, New York
March 9, 2004

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 4 (POOLED)
(THE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Statement of Assets and Liabilities
DECEMBER 31, 2003
--------------------------------------------------------------------------------



ASSETS:
Investments (Notes 2 and 3):
 Common stocks -- at value (cost: $544,355,567)...........................    $688,441,577
 Short-term debt securities -- at value (amortized cost: $2,899,903)......       2,899,903
Cash .....................................................................          28,861
Interest and dividends receivable ........................................         173,513
------------------------------------------------------------------------------------------
Total assets .............................................................     691,543,854
------------------------------------------------------------------------------------------
LIABILITIES:
Due to Equitable Life's General Account ..................................       1,479,136
Due to custodian .........................................................         158,346
Accrued expenses .........................................................         634,709
------------------------------------------------------------------------------------------
Total liabilities ........................................................       2,272,191
------------------------------------------------------------------------------------------
NET ASSETS ...............................................................    $689,271,663
==========================================================================================
Amount retained by Equitable Life in Separate Account No. 4 ..............    $  1,900,151
Net assets attributable to contract owners ...............................     650,055,629
Net assets allocated to contracts in payout period .......................      37,315,883
------------------------------------------------------------------------------------------
NET ASSETS ...............................................................    $689,271,663
==========================================================================================



                                             UNITS OUTSTANDING      UNIT VALUES
                                            -------------------   --------------
Institutional ............................         57,451          $  6,324.43
RIA ......................................         38,302               602.90
Momentum Strategy ........................          5,481                79.38
MRP ......................................        153,077               251.02
ADA ......................................        827,037               302.18
EPP ......................................         22,647               617.58



The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)
(THE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Statement of Operations
YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------



INVESTMENT INCOME (NOTE 2):
Dividends (net of foreign taxes withheld of $2,550).....................    $   2,841,875
Interest ...............................................................           31,716
------------------------------------------------------------------------------------------
Total investment income ................................................        2,873,591
------------------------------------------------------------------------------------------
EXPENSES (NOTE 5):
Investment management fees .............................................       (1,133,660)
Operating and expense charges ..........................................       (2,010,575)
------------------------------------------------------------------------------------------
Total expenses .........................................................       (3,144,235)
------------------------------------------------------------------------------------------
Net investment loss ....................................................         (270,644)
------------------------------------------------------------------------------------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTE 2):
Realized loss from security and foreign currency transactions ..........      (17,379,109)
Change in unrealized appreciation /depreciation of investments .........      208,381,402
------------------------------------------------------------------------------------------
Net realized and unrealized gain on investments ........................      191,002,293
------------------------------------------------------------------------------------------
NET INCREASE IN NET ASSETS ATTRIBUTABLE TO OPERATIONS ..................    $ 190,731,649
==========================================================================================



The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 4 (POOLED)
(THE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Statements of Changes in Net Assets
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------------------------
                                                                                       YEAR ENDED DECEMBER 31,
                                                                                       2003                2002
--------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
Net investment loss ..........................................................    $     (270,644)    $     (702,786)
Net realized loss on investments and foreign currency transactions ...........       (17,379,109)      (232,393,293)
Change in unrealized appreciation/depreciation of investments ................       208,381,402            (71,538)
--------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets attributable to operations .............       190,731,649       (233,167,617)
--------------------------------------------------------------------------------------------------------------------
FROM CONTRIBUTIONS AND WITHDRAWALS:
Contributions ................................................................        93,626,844        115,415,532
Withdrawals ..................................................................      (129,176,442)      (240,773,263)
Asset management fees ........................................................        (1,011,672)        (1,363,796)
Administrative fees ..........................................................          (434,123)          (629,647)
--------------------------------------------------------------------------------------------------------------------
Net decrease in net assets attributable to contributions and withdrawals .....       (36,995,393)      (127,351,174)
--------------------------------------------------------------------------------------------------------------------
Net increase in net assets attributable to Equitable Life's transactions .....            11,716             19,350
--------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS ............................................       153,747,972       (360,499,441)
NET ASSETS -- BEGINNING OF YEAR ..............................................       535,523,691        896,023,132
--------------------------------------------------------------------------------------------------------------------
NET ASSETS -- END OF YEAR ....................................................    $  689,271,663     $  535,523,691
====================================================================================================================



The accompanying notes are an integral part of these financial statements.

SEPARATE ACCOUNT NO. 4 (POOLED)
(THE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Portfolio of Investments -- December 31, 2003



--------------------------------------------------------------------------------
                                               NUMBER OF              VALUE
                                                SHARES               (NOTE 2)
--------------------------------------------------------------------------------
COMMON STOCKS:
AEROSPACE & DEFENSE (0.5%)
DEFENSE ELECTRONICS (0.5%)
L-3 Communications
   Holdings, Inc.* ...................          71,800            $ 3,687,648
                                                                  -----------
CAPITAL GOODS (0.9%)
ENGINEERING & CONSTRUCTION (0.9%)
Jacobs Engineering Group, Inc.*                129,100              6,198,091
                                                                  -----------
CONSUMER MANUFACTURING (14.9%)
BUILDING & RELATED (5.5%)
Centex Corp. .........................         106,300             11,443,195
D. R. Horton, Inc. ...................         212,300              9,184,098
Lennar Corp. (Class A) ...............         112,600             10,809,600
NVR, Inc. * ..........................          14,500              6,757,000
                                                                  -----------
                                                                   38,193,893
                                                                  -----------
CONSUMER SERVICES (14.9%)
BROADCASTING & CABLE (2.3%)
Comcast Corp. SPL (Class A)* .........         518,300             16,212,424
                                                                  -----------
ENTERTAINMENT & LEISURE (3.0%)
Harley-Davidson, Inc. ................         440,600             20,941,718
                                                                  -----------
RETAIL-GENERAL MERCHANDISE (3.2%)
Bed Bath & Beyond, Inc.* .............         249,000             10,794,150
Lowe's Companies, Inc. ...............         142,300              7,881,997
Tiffany & Co. ........................          65,300              2,951,560
                                                                  -----------
                                                                   21,627,707
                                                                  -----------
MISCELLANEOUS (6.4%)
Apollo Group, Inc.* ..................          21,300              1,448,400
Career Education Corp.* ..............         460,600             18,456,242
CDW Corp. ............................         130,700              7,549,232
Education Management Corp.* ..........         119,600              3,712,384
Iron Mountain, Inc.* .................         252,600              9,987,804
Strayer Education, Inc. ..............          26,400              2,873,112
                                                                  -----------
                                                                   44,027,174
                                                                  -----------
                                                                  102,809,023
                                                                  -----------
ENERGY (1.2%)
DOMESTIC PRODUCERS (1.2%)
Apache Corp. .........................          97,180              7,881,298
                                                                  -----------

--------------------------------------------------------------------------------
                                               NUMBER OF              VALUE
                                                SHARES               (NOTE 2)
--------------------------------------------------------------------------------
FINANCE (24.1%)
BROKERAGE & MONEY
   MANAGEMENT (9.4%)
Goldman Sachs Group, Inc. ............         130,700            $12,904,011
Legg Mason, Inc. .....................         399,700             30,848,846
Merrill Lynch & Co., Inc. ............         152,300              8,932,395
Morgan Stanley Dean
   Witter & Co. ......................         206,700             11,961,729
                                                                  -----------
                                                                   64,646,981
                                                                  -----------
INSURANCE (5.1%)
American International
   Group, Inc. .......................         377,900             25,047,212
Everest Re Group Ltd. ................         122,400             10,355,040
                                                                  -----------
                                                                   35,402,252
                                                                  -----------
MISCELLANEOUS (9.6%)
AMBAC Financial Group, Inc. ..........         242,700             16,840,953
Citigroup, Inc. ......................         634,400             30,793,776
MBNA Corp. ...........................         733,750             18,233,688
                                                                  -----------
                                                                   65,868,417
                                                                  -----------
                                                                  165,917,650
                                                                  -----------
HEALTH CARE (21.8%)
BIOTECHNOLOGY (1.4%)
Cephalon, Inc.* ......................          69,600              3,369,336
Gilead Sciences, Inc.* ...............         106,300              6,180,282
                                                                  -----------
                                                                    9,549,618
                                                                  -----------
DRUGS (5.3%)
Forest Laboratories, Inc.* ...........         456,600             28,217,880
Teva Pharmaceutical
   Industries Ltd ....................         140,200              7,950,742
                                                                  -----------
                                                                   36,168,622
                                                                  -----------
MEDICAL PRODUCTS (5.2%)
Alcon, Inc. ..........................          95,100              5,757,354
Patterson Dental Company* ............         104,700              6,717,552
St. Jude Medical, Inc.* ..............          43,300              2,656,455
Stryker Corp. ........................         219,700             18,676,697
Zimmer Holdings, Inc.* ...............          29,100              2,048,640
                                                                  -----------
                                                                   35,856,698
                                                                  -----------

SEPARATE ACCOUNT NO. 4 (POOLED)
(THE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Portfolio of Investments -- December 31, 2003 (Concluded)


--------------------------------------------------------------------------------
                                             NUMBER OF              VALUE
                                              SHARES               (NOTE 2)
--------------------------------------------------------------------------------
MEDICAL SERVICES (9.9%)
Anthem, Inc.* ......................           90,700           $ 6,802,500
Caremark Rx, Inc.* .................          174,900             4,430,217
Express Scripts, Inc. * ............          268,900            17,863,027
Health Management
   Associates, Inc. (Class A) ......          511,500            12,276,000
Stericycle, Inc.* ..................          152,600             7,126,420
Wellpoint Health
   Networks, Inc.* .................          207,600            20,135,124
                                                                -----------
                                                                 68,633,288
                                                                -----------
                                                                150,208,226
                                                                -----------
MULTI-INDUSTRY COMPANIES (1.3%)
Danaher Corp. ......................           97,200             8,918,100
                                                                -----------
TECHNOLOGY (29.7%)
COMMUNICATION EQUIPMENT (4.5%)
Cisco Systems, Inc.* ...............          372,180             9,040,252
Juniper Networks, Inc.* ............        1,177,600            21,997,568
                                                                -----------
                                                                 31,037,820
                                                                -----------
COMPUTER HARDWARE/STORAGE (3.0%)
Dell, Inc.* ........................          611,600            20,769,936
                                                                -----------
COMPUTER SERVICES (0.5%)
Affiliated Computer
   Services, Inc. (Class A)* .......           57,450             3,128,727
                                                                -----------
INTERNET INFRASTRUCTURE (3.6%)
eBay, Inc.* ........................          384,800            24,854,232
                                                                -----------
SEMICONDUCTOR COMPONENTS (7.4%)
Broadcom Corp.* ....................          440,200            15,006,418
Intel Corp. ........................           84,000             2,704,800
Linear Technology Corp. ............          201,600             8,481,312
Marvell Technology Group Ltd.*                502,820            19,071,962
Maxim Integrated Products, Inc......          109,800             5,468,040
                                                                -----------
                                                                 50,732,532
                                                                -----------

--------------------------------------------------------------------------------
                                             NUMBER OF              VALUE
                                              SHARES               (NOTE 2)
--------------------------------------------------------------------------------
SOFTWARE (8.9%)
Electronic Arts, Inc.* .............          231,750            $11,073,015
Intuit, Inc.* ......................          127,500              6,746,025
Mercury Interactive Corp.* .........          204,250              9,934,720
Symantec Corp.* ....................          406,800             14,095,620
Veritas Software Corp.* ............          541,100             20,107,276
                                                                 -----------
                                                                  61,956,656
                                                                 -----------
MISCELLANEOUS (1.8%)
Amphenol Corp. (Class A)* ..........          126,500              8,087,145
Tektronix, Inc. ....................          128,500              4,060,600
                                                                 -----------
                                                                  12,147,745
                                                                 -----------
                                                                 204,627,648
                                                                 -----------
TOTAL COMMON STOCKS (99.9%)
   (Cost $544,355,567)..............                             688,441,577
                                                                 -----------


                                      PRINCIPAL
                                        AMOUNT
                                    -------------
SHORT-TERM DEBT SECURITIES:
U. S. GOVERNMENT AGENCY (0.4%)
Federal Home Loan Bank
   0.60%, 1/02/04 ...............   $2,900,000          2,899,903
                                                        ---------
TOTAL SHORT-TERM
   DEBT SECURITIES (0.4%)
 (Amortized Cost
   $2,899,903)...................                       2,899,903
                                                        ---------
TOTAL INVESTMENTS
   (100.3%)
(Cost/Amortized Cost
   $547,255,470).................                     691,341,480
OTHER ASSETS LESS
   LIABILITIES (--0.3%) .........                      (2,069,817)
                                                      -----------
NET ASSETS (100.0%) .............                    $689,271,663
                                                     ============

----------------------

* Non-income producing security.
The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Notes to Financial Statements
--------------------------------------------------------------------------------
1. GENERAL

   Separate Account No. 4 (Pooled) (the Growth Equity Fund) (the Fund) of The Equitable Life Assurance Society of the United States (Equitable Life), a wholly-owned subsidiary of AXA Financial, Inc., was established in conformity with the New York State Insurance Law. Pursuant to such law, to the extent provided in the contracts, the net assets in the Fund are not chargeable with liabilities arising out of any other business of Equitable Life. The excess of assets over reserves and other contract liabilities, if any, in Separate Account No. 4 may be transferred to Equitable Life's General Account. Equitable Life's General Account is subject to creditor rights. These financial statements reflect the total net assets and results of operations for the Separate Account No. 4. The American Dental Association Members Retirement Program is one of the many products participating in this Fund.

   At December 31, 2003, interests of retirement and investment plans for employees, managers and agents of Equitable Life in Separate Account No. 4 aggregated $187,234,548 (27.2%) of the net assets of the Fund.

   Equitable Life is the investment manager for the Fund. Alliance Capital Management L.P. (Alliance) serves as the investment adviser to Equitable Life with respect to the management of the Fund. Alliance is indirectly majority-owned by Equitable Life and AXA Financial, Inc.

   Equitable Life and Alliance seek to obtain the best price and execution of all orders placed for the portfolios of the Equitable Funds considering all circumstances. In addition to using brokers and dealers to execute portfolio security transactions for accounts under their management, Equitable Life and Alliance may also enter into other types of business and securities transactions with brokers and dealers, which will be unrelated to allocation of the Fund's portfolio transactions.

   Equitable Life performs all marketing and service functions under the contract. No commissions are paid for these services.

   The amount retained by Equitable Life in Separate Account No. 4 arises principally from (1) contributions from Equitable Life, (2) expense risk charges accumulated in the account, and (3) that portion, determined ratably, of the account's investment results applicable to those assets in the account in excess of the net assets for the contracts. Amounts retained by Equitable Life are not subject to charges for expense risks.

2. SIGNIFICANT ACCOUNTING POLICIES

   The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America
   (GAAP). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

   On December 29, 2003, the American Institute of Certified Public Accountants issued Statement of Position 03-05, "Financial Highlights of Separate
   Accounts: An Amendment to the Audit and Accounting Guide "Audits of Investment Companies," which was effective for the December 31, 2003 financial statements. Adoption of the new requirements did not have a significant impact on the financial position or results of operations of the Fund.

   Investment securities are valued as follows:

   Stocks listed on national securities exchanges and certain over-the-counter issues traded on the National Association of Securities Dealers, Inc. Automated Quotation (NASDAQ) national market system are valued at the last sale price, or, if there is no sale, at the latest available bid price.

   Foreign securities not traded directly, or in American Depository Receipt
   (ADR) form in the United States, are valued at the last sale price in the local currency on an exchange in the country of origin. Foreign currency is converted into its U.S. dollar equivalent at current exchange rates.

   Futures and forward contracts are valued at their last sale price or, if there is no sale, at the latest available bid price.

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Notes to Financial Statements (Continued)
--------------------------------------------------------------------------------


   United States Treasury securities and other obligations issued or guaranteed by the United States Government, its agencies or instrumentalities are valued at representative quoted prices.

   Long-term (i.e., maturing in more than a year) publicly-traded corporate bonds are valued at prices obtained from a bond pricing service of a major dealer in bonds when such prices are available; however, in circumstances where Equitable Life and Alliance deem it appropriate to do so, an over-the-counter or exchange quotation may be used.

   Convertible preferred stocks listed on national securities exchanges are valued at their last sale price or, if there is no sale, at the latest available bid price.

   Convertible bonds and unlisted convertible preferred stocks are valued at bid prices obtained from one or more major dealers in such securities; where there is a discrepancy between dealers, values may be adjusted based on recent premium spreads to the underlying common stock.

   Other assets that do not have a readily available market price are valued at fair value as determined in good faith by Equitable Life's investment officers.

   Short-term debt securities which mature in 60 days or less are valued at amortized cost. Short-term debt securities which mature in more than 60 days are valued at representative quoted prices.

   Security transactions are recorded on the trade date. Amortized cost of debt securities, where applicable, are adjusted for amortization of premium or accretion of discount. Dividend income is recorded on the ex-dividend date; interest income (including amortization of premium and discount on securities using the effective yield method) is accrued daily. Realized gains and losses on the sale of investments are computed on the basis of the identified cost of the related investments sold.

   Transactions denominated in foreign currencies are recorded at the rate prevailing at the date of such transactions. Asset and liability accounts that are denominated in a foreign currency are adjusted to reflect the current exchange rate at the end of the period. Transaction gains or losses resulting from changes in the exchange rate during the reporting period or upon settlement of the foreign currency transactions are reflected under "Realized and Unrealized Gain (Loss) on Investments" in the Statement of Operations.

   Net assets allocated to contracts in the payout period are computed according to various mortality tables, depending on the year the benefits were purchased. The tables used are the 1971 GAM table, the 1983 GAM table, and the 1994 GAR. The assumed investment returns vary by contract and range from 4 percent to 6.5 percent. The contracts are participating group annuities, and, thus, the mortality risk is borne by the contract holder, as long as the contract has not been discontinued. Equitable Life retains the ultimate obligation to pay the benefits if the contract funds become insufficient and the contractholder elects to discontinue the contract.

   Amounts due to/from the General Account represent receivables/payables for policy related transactions predominately related to premiums, surrenders and death benefits.

3. INVESTMENT TRANSACTIONS

   For the year ended December 31, 2003, investment security transactions, excluding short-term debt securities, were as follows:



---------------------------------------------------------------------------------------------------------------------
                                                    PURCHASES                                  SALES
                                     ---------------------------------------   --------------------------------------
                                      STOCKS AND DEBT      U.S. GOVERNMENT      STOCKS AND DEBT      U.S. GOVERNMENT
FUND                                     SECURITIES          AND AGENCIES          SECURITIES         AND AGENCIES
----------------------------------   -----------------   -------------------   -----------------   ------------------
  The Growth Equity Fund .........      $313,803,848         $          -        $354,208,351         $          -

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Notes to Financial Statements (Continued)
--------------------------------------------------------------------------------


4. EXPENSES

   Charges and fees relating to the Funds are deducted in accordance with the terms of the various contracts which participate in the Fund. Depending upon the terms of a contract, sales-related fees and operating expenses are paid
   (i) by a reduction of an appropriate number of Fund Units or (ii) by a direct payment. These charges and fees are paid to Equitable Life and are recorded as expenses in the accompanying Statement of Operations. Fees with respect to the American Dental Association Members Retirement Program are as follows:

   Investment Management and Administration Fees (Investment Management Fees):

   Equitable Life receives a fee based on the value of the Growth Equity Fund at a monthly rate of 1/12 of (i) 0.29 of 1% of the first $100 million and (ii)
   0.20 of 1% of the excess over $100 million of its ADA Program assets.

   An Administrative fee is charged at a daily rate of 0.15% of average daily net assets.

   Operating and Expense Charges:

   Program Expense Charge -- In the year prior to May 1, 2003 the expense charge was made on the combined value of all investment options maintained under the contract with Equitable Life at a monthly rate 1/12 of (i) 0.655 of 1% of the first $400 million and (ii) 0.650 of 1% of the excess over $400 million.

   Effective May 1, 2003 an expense charge is made on the combined value of all investment options maintained under the contract with Equitable Life at a monthly rate of 1/12 of (i) 0.655 of 1% of the first $400 million and (ii)
   0.650 of 1% of the excess over $400 million.

   A portion of the Program Expense Charge assessed by Equitable Life is made on behalf of the ADA and is equal to a monthly rate of 1/12 for (i) 0.025 of 1% of the first $400 million and (ii) 0.020 of 1% of the excess over $400 million. For 2003 and 202, respectively, the portion of the Program Expense Charge paid to the ADA has been reduced to 0.00% for all asset levels but the ADA's portion could be increased in the future.

   Other Expenses -- In addition to the charges and fees mentioned above, the Fund is charged for certain costs and expenses directly related to its operations. These may include transfer taxes, SEC filing fees and certain related expenses including printing of SEC filings, prospectuses and reports. A record maintenance and report fee of $3 is deducted quarterly from each participant's aggregate account balance. For clients with Investment Only plans, a record maintenance fee of $1 is deducted quarterly.

5. TAXES

   No Federal income tax based on net income or realized and unrealized capital gains was applicable to contracts participat ing in the Fund by reason of applicable provisions of the Internal Revenue Code and no federal income tax payable by Equitable Life will affect such contracts. Accordingly, no provision for Federal income taxes is required.

6. CHANGES IN UNITS OUTSTANDING

   Accumulation units issued and redeemed during periods indicated were (in thousands):



                                                          YEAR ENDED DECEMBER
                                                                  31,
                                                         ---------------------
                                                            2003        2002
                                                         ---------   ---------
  THE GROWTH EQUITY FUND
  Issued ...............................................     147         119
  Redeemed .............................................    (137)       (201)
                                                            ----        ----
  Net Decrease .........................................      10         (82)
                                                            ----        ----

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Notes to Financial Statements (Concluded)
--------------------------------------------------------------------------------


7. INVESTMENT INCOME RATIO

   The investment income ratio is calculated by taking the gross investment income earned divided by the average net assets of a fund during the report period. Shown below is the investment income ratio throughout the periods indicated.



                                                        YEAR ENDED DECEMBER 31,
                                     --------------------------------------------------------------
                                        2003         2002         2001         2000         1999
                                     ----------   ----------   ----------   ----------   ----------
  The Growth Equity Fund .........       0.47%        0.40%        0.46%        0.45%        0.54%



8. ACCUMULATION UNIT VALUES

   Equitable Life issues a number of group annuity contracts that allow employer plan assets to accumulate on a tax-deferred basis. The contracts are typically designed for employers wishing to fund defined benefit, defined contribution and/or 401(k) plans. Annuity contracts available through Equitable Life are the American Dental Association Members Retirement Program ("ADA"), Retirement Investment Account ("RIA"), Momentum Strategy ("Momentum"), Members Retirement Program ("MRP") and Equi-Pen-Plus ("EPP") (collectively, the Plans). Assets of the Plans are invested in a number of investment Funds (available Funds vary by Plan).

   Institutional units presented on the Statement Assets and Liabilities reflect investments in the Fund by clients other than contractholders of group annuity contracts issued by Equitable Life. Institutional unit value is determined at the end of each business day. Institutional unit value reflects the investment performance of the underlying Fund for the day and charges and expenses deducted by the Fund. Contract unit values (ADA, RIA, MRP, Momentum and EPP) reflect the same investment results as the Institutional unit value presented on the Statement of Assets and Liabilities. In addition, contract unit values reflect certain investment management and accounting fees, which vary by contract. These fees are charged as a percentage of net assets and are disclosed below for ADA contracts in percentage terms.

   Shown below is accumulation unit value information for the American Dental Association Members Retirement Program units outstanding of Separate Account
   4. Expense as a percentage of average net assets excludes charges made directly to contractholder accounts through redemption of units.



                                                                 YEAR ENDED DECEMBER 31,
                                                                --------------------------
                                                                    2003          2002
                                                                ------------  ------------
  THE GROWTH EQUITY FUND
  ADA, 1.10%
  Unit Value, end of period ..................................    $ 302.18      $ 223.76
  Net Assets (000's) .........................................    $249,918      $182,907
  Number of units outstanding, end of period (000's) .........         827           817
  Total Return ...............................................       35.05%       (27.87)%

                                     PART C

                               OTHER INFORMATION


Item 24. Financial Statements and Exhibits

         (a)  Financial Statements included in Part B.

              The following are included in the Statement of Additional Information relating to the American Dental Association Members Retirement Program:

         1.   Separate Account No. 195:
              -Report of Independant Auditors
              -Statement of Assets and Liabilities, December 31, 2003 -Statements of Operations and Changes in Net Assets for the
               Years Ended December 31, 2003 and 2002
              -Notes to Financial Statements

         2.   Separate Account No. 197:
              -Report of Independant Auditors
              -Statement of Assets and Liabilities, December 31, 2003 -Statements of Operations and Changes in Net Assets for the
               Years Ended December 31, 2003 and 2002
              -Notes to Financial Statements

         3.   Separate Account No. 198:
              -Report of Independant Auditors
              -Statement of Assets and Liabilities, December 31, 2003 -Statements of Operations and Changes in Net Assets for the
               Years Ended December 31, 2003 and 2002
              -Notes to Financial Statements

         4.   The Equitable Life Assurance Society of the United States:
              -Report of Independent Auditors - Pricewaterhouse LLP -Consolidated Balance Sheets, December 31, 2003 and 2002 -Consolidated Statements of Earnings for the Years Ended
               December 31, 2003, 2002 and 2001
              -Consolidated Statements of Equity for Years Ended December 31,
               2003, 2002 and 2001
              -Consolidated Statements of Cash Flows for the Years Ended
               December 31, 2003, 2002 and 2001
              -Notes to Consolidated Financial Statements

         5.   Lifecycle Group Trust - Conservative:
              -Report of Independent Auditors - Lifecycle Group Trust
               Conservative -Statements of Assets and Liabilities, December 31, 2003 -Statements of Operations for the Year Ended December 31, 2003 -Statements of Changes in Net Assets for the Years Ended December 31, 2003 and 2002
              -Selected Per Unit Data
              -Notes to Financial Statements
              -Schedule of Investments, December 31, 2003

         6.   Lifecycle Group Trust - Moderate:
              -Report of Independent Auditors - Lifecycle Group Trust -
               Moderate -Statements of Assets and Liabilities, December 31, 2003
              -Statements of Operations for the Year Ended December 31, 2003 -Statements of Changes in Net Assets for the Years Ended December
               31, 2003 and 2002
              -Selected Per Unit Data
              -Notes to Financial Statements
              -Schedule of Investments, December 31, 2003

         7.   S&P 500 Flagship Fund:
              -Report of Independent Auditors - S&P 500 Index with Futures:
              -Combined Statements of Assets and Liabilities Ended December 31,
               2003
              -Combined Statements of Operations for the Years Ended December
               31, 2003 and 2002
              -Combined Statements of Changes in Net Assets for the Years Ended
               December 31, 2003 and 2002 Schedule of Investments, December 31, 2003

         8.   Russell 2000 Fund:
              -Report of Independent Auditors - Russell 2000 Fund
              -Statements of Assets and Liabilities, December 31, 2003 -Statements of Operations for the Year Ended December 31, 2003 -Statements of Changes in Net Assets for the Years Ended December
               31, 2003 and 2002
              -Selected Per Unit Data
              -Notes to Financial Statements
              -Schedule of Investments, December 31, 2003

         9.   Daily EAFE Fund:
              -Report of Independent Auditors - Daily EAFE Fund -Statements of Assets and Liabilities, December 31, 2003 -Statements of Operations for the Year Ended December 31, 2003 -Statements of Changes in Net Assets for the Years Ended December 31,
              2003 and 2002
              -Selected Per Unit Data
              -Notes to Financial Statements
              -Schedule of Investments, December 31, 2003

         10.  Daily Government/Corporate Bond Fund:
              -Report of Independent Auditors - Daily Government/Corporate
               Bond Fund
              -Statements of Assets and Liabilities, December 31, 2003 -Statements of Operations for the Year Ended December 31, 2003 -Statements of Changes in Net Assets for the Years Ended
               December 31, 2003 and 2002
              -Selected Per Unit Data
              -Notes to Financial Statements
              -Schedule of Investments, December 31, 2003

         11.  Short Term Investment Fund:
              -Report of Independent Auditors - Short Term Investment Fund -Statements of Assets and Liabilities, December 31, 2003 -Statements of Operations for the Year Ended December 31, 2003 -Statements of Changes in Net Assets for the Years Ended December
               31, 2003 and 2002
              -Selected Per Unit Data
              -Notes to Financial Statements
              -Schedule of Investments, December 31, 2003

         (b)  Exhibits.

         The following Exhibits are filed herewith:

         1.(a) Resolutions of the Board of Directors of The Equitable Life
               Assurance Society of the United States ("Equitable") authorizing the establishment of Separate Accounts Nos. 197 and 198, incorporated by reference to Registration Statement No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

         (b) Action by Brian S. O'Neil, Executive Vice President and Chief Investment Officer of Equitable, dated October, 1993 establishing Separate Account No. 195 and copies of resolutions of the Board of Directors of Equitable referenced in said action, incorporated by reference to Registration Statement No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

         2.   Not applicable.

         3.   (a)(1)Service Agreement, effective as of February 1, 1994, among The Seven Seas Series Fund, Russell Fund Distributors, Inc. in its capacity as distributor of the Seven Seas Series Fund and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No.33-75614 on Form N-4 of Registrant, filed on February 23, 1994.

              (a)(2)Service Agreement, effective as of February 1, 1994, between State Street Bank and Trust Company and The Equitable Life Assurance Society of The United States, incorporated by reference to Registration No.33-75614 on Form N-4 of Registrant, filed on February 23, 1994.

              (b) Letter Agreement between The Equitable Life Assurance Society of the United States and the Trustees of the American Dental Association Members Retirement Trust and Trustees of the American Dental Association Members Pooled Trust for Retirement, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on April 29, 1994.

              (c) Letter Agreement between The Equitable Life Assurance Society of the United States and the Trustees of the American Dental Association Members Retirement Trust and Trustees of the American Dental Association Members Pooled Trust for Retirement, incorporated by reference to

                    Registration No. 33-75616 on Form N-4 of Registrant, filed on April 28, 1995.

              (d) Form of Agreement, effective as of May 1, 1995, between State Street Bank and Trust Company and The Equitable Life Assurance Society of the United States regarding Lifecycle Fund Group Trusts and Underlying Funds, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on April 28, 1995.

         4.   (a)   Exhibit 6(a)(2) (Group Annuity Contract AC 2100, as amended and restated effective February 1, 1991 on contract Form
                    No. APC 1,000-91, among the Trustees of the American Dental
                    Association Members Retirement Trust, the American Dental
                    Association Members Pooled Trust for Retirement Plans and
                    The Equitable Life Assurance Society of the United States), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement 33-40162, filed on
                    December 20, 1991.

              (b) Rider No. 1 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-46995 on Form N-3 of Registrant, filed on April 8, 1992.

              (c) Form of Rider No. 2 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-46995 on Form N-3 of Registrant, filed on April 8, 1992.

               (d) Rider No. 3 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States incorporated by reference to Exhibit No. 4(i) to Registration No. 33-75616 on Form N-4 of Registrant, filed on April 29, 1994.

              (e) Form of Rider No. 4 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on April 29, 1994.

              (f) Form of Rider No. 5 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrat, filed on February 27, 1995.


              (g) Form of Rider No. 6 to Group Annuity Contract 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Post-Effective Amendment No. 3 to Registration No. 33-75616 on Form N-4 of Registrant, filed on April 30, 1996.

              (h) Form of Rider No. 7 to Group Annuity Contract 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Post-Effective Amendment No. 3 to Registration No. 33-75616 on Form N-4 of Registrant, filed on April 30, 1996.

              (i) Form of Rider No. 8 to Group Annuity Contract 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Post-Effective Amendment No. 3 to Registration No. 33-75616 on Form N-4 of Registrant, filed on April 30, 1996.


              (j) Form of Rider No. 9 to Group Annuity Contract 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement No. 33-75616 on Form N-4, filed on April 30, 1997.


         5.   (a)   Exhibit 7(a) (Form of Participation Agreement for the
                    standardized Profit-Sharing Plan under the ADA Program), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement on Form S-1 of
                    Registrant, filed on April l6, 1986.

              (b) Exhibit 7(b) (Form of Participation Agreement for the non-standardized Profit-Sharing Plan under the ADA Program), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement on Form S-1 of Registrant, filed on April l6, 1986.

              (c) Exhibit 7(e) (Copy of Attachment to Profit Sharing Participation Agreement under the American Dental Association Members Retirement Plan), incorporated by reference to Registration No. 33-21417 on Form N-3 of Registrant, filed on April 26, 1988.

              (d) Exhibit 7(e)(2) (Form of Participant Enrollment Form under the ADA Program), incorporated by reference to Post-Effective Amendment No. 2 on Form N-3 to Registration

                    Statement on Form S-1 of Registrant, filed on April 2l, l987.

              (e) Exhibit 7(v) (Form of Simplified Participation Agreement for the Profit-Sharing Plan under the ADA Program, as filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed on April 26, 1989.

              (f) Exhibit 7(w) (Form of Non-Standardized Participation Agreement for the Profit-Sharing Plan under the ADA Program, as filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed on April 26, 1989.

              (g) Exhibit 7(x) (Form of Standardized Participation Agreement for the Profit-Sharing Plan under the ADA Program, as filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed on April 26, 1989.

         6.   (a)   Copy of the Restated Charter of  The Equitable Life
                    Assurance Society of the United States, as amended January
                    1, 1997, incorporated by reference to Post-Effective
                    Amendment No. 4 to Registration Statement No. 33-75616, filed on April 29, 1997.

              (b) By-Laws of The Equitable Life Assurance Society of the United States, as amended November 21, 1996, incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement No. 33-75616, filed on April 29, 1997.

         7.   Not applicable

         8.   (a)   Exhibit 11(a)(2) (Form of American Dental Association
                    Members Retirement Plan, as filed with the Internal Revenue
                    Service), incorporated by reference to Post-Effective
                    Amendment No. 2 to Registration No. 33-21417 on Form N-3 of
                    Registrant, filed on April 26, 1989.

              (b) Exhibit 11(g)(2) (Form of American Dental Association Members Retirement Trust, as filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed on April 26, 1989.

              (c) Exhibit 11(i) (Form of First Amendment to the American Dental Association Members Retirement Trust), incorporated by reference to Post-Effective Amendment No. 1 to Registration No. 33-40162 on Form N-3 of Registrant, filed on December 20, 1991.

              (d) Exhibit 11(g) (Copy of Administration Services Agreement, dated January 10, 1986, among The Equitable Life Assurance Society of the United States, the Trustees of the Trust maintained under the American Dental Association Members Retirement Plan, the Trustees of the Pooled Trust maintained by the American Dental Association and the Council of Insurance of the American Dental Association), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement on Form S-1 of Registrant, filed on April l6, 1986.

              (e) Exhibit 11(j) (Copy of American Dental Association Members Pooled Trust for Retirement Plans, dated as of January 1,
                    1984), incorporated by reference to Post-Effective Amendment No. 1 to Registration No. 33-40162 on Form N-3 of Registrant on Form N-3 of Registrant, filed on December 20, 1991.

              (f) Exhibit 11(k) (Form of First Amendment to the American Dental Association Members Pooled Trust for Retirement Plans, dated as of January 1, 1984), incorporated by reference to Post-Effective Amendment No. 1 to Registration No. 33-40162 on Form N-3 of Registrant, filed on
                    December 20, 1991.

              (g) Administrative Services Agreement among The Equitable Life Assurance Society of the United States, the Trustees of the American Dental Association Members Retirement Trust and of the American Dental Association Member Retirement Trust for Retirement Plans and the Council on Insurance of the American Dental Association, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on April 29, 1994.

              (h) Declaration of Trust dated February 21, 1991 for the State Street Bank and Trust Company Investment Funds for Tax Exempt Retirement Plans, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

              (i) First Amendment to the Declaration of Trust dated as of July 19, 1991, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

              (j) Fund Declaration of State Street Bank and Trust Company establishing the Lifecycle Fund Group Trust-Conservative dated February 1, 1995, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

           (j)(j) Second Amended and restated Declaration of Trust of the State Street Bank and Trust Company Investment Funds for Tax Exempt Retirement Plans, dated as of March 13, 1997 filed with this Registration Statement No. 333-35596 on April 30, 2001.

          (j)(j)(j) Third Amended and Restated Declaration of Trust of the State Street Bank and Trust Company Investment Funds for Tax Exempt Retirement Plans, dated as of February 1, 2004.

              (k) First Amendment and Fund Declaration for the Lifecycle Group Trust-Conservative, effective April 26, 1995, incorporated by reference to Registration No. 33-75616, filed on April 28, 1995.

          (k)(k) Amendment and Fund Declaration for the Lifecycle Fund Group Trust -- Conservative, effective June 30, 2003.

              (l) Fund Declaration of State Street Bank and Trust Company establishing the Lifecycle Fund Group Trust-Moderate dated February 1, 1995, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

              (m) First Amendment and Fund Declaration for the Lifecycle Fund Group Trust-Moderate, effective April 26, 1995, incorporated by reference to Registration No. 33-75616, filed on April 28, 1995.

          (m)(m) Amendment and Fund Declaration for the Lifecycle Fund Group Trust -- Moderate, effective June 30, 2003.

              (n) Amendment and Fund Declaration for the S&P 500 Flagship Fund effective September 1, 1991, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

           (n)(n) Amendment and Fund Declaration for S&P 500 Flagship Fund, effective January 1, 2000, filed with this Registration Statement No. 333-35596 on April 30, 2001.

              (o) Amendment and Fund Declaration for the Short Term Investment Fund effective September 1, 1991, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

           (o)(o) Second Amendment and Fund Declaration for Short Term Investment Fund, effective November 1, 1998, filed with this Registration Statement No. 333-35596 on April 30, 2001.

          (o)(o)(o) Third Amendment and Fund Declaration for the Short Term Investment Fund, effective January 1, 2003.

              (p) Fund Declaration for the Daily EAFE Fund effective September 16, 1993, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

           (p)(p) Amendment and Fund Declaration for the Daily EAFE Fund, effective January 1, 2000, filed with this Registration Statement No. 333-35596 on April 30, 2001.

              (q) First Amendment and Fund Declaration for the Daily Government/Corporate Bond Fund effective November 30, 1994, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

           (q)(q) Amendment and Fund Declaration for the Government Corporate Bond Fund, effective September 1, 2000, filed with this Registration Statement No. 333-35596 on April 30, 2001.

          (q)(q)(q) Amendment and Fund Declaration for the Government Credit Bond Fund, effective March 15, 2003.

              (r) Second Amendment and Fund Declaration for the Russell 2000 Fund effective February 1, 1995, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

           (r)(r) Amendment and Fund Declaration for the Russell 2000 Index Fund, effective January 1, 2000, filed with this Registration Statement No. 333-35596 on April 30, 2001.

              (s) Fund Declaration for the Russell 2000 Growth Fund effective February 1, 1995, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

           (s)(s) Amendment and Fund Declaration for the Russell 2000 Growth Index Securities Lending Fund, effective January 1, 2000, filed with this Registration Statement No. 333-35596 on April 30, 2001.

              (t) Fund Declaration for the Russell 2000 Value Fund effective February 1, 1995, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

           (t)(t) Amendment and Fund Declaration for the Russell 2000 Value Index Securities Lending Fund, effective January 1, 2000, filed with this Registration Statement No. 333-35596 on April 30, 2001.

              (u) Form of Basic Plan Document (No. 1) for the Volume Submitter Plan as filed with the Internal Revenue Service in November 2003, incorporated herein by reference to Exhibit 7(m) to the Registration Statement on Form N-3 covering Separate Account 4, filed on April 23, 2004.

        9.    (a)   Opinion and Consent of Peter A. Weinberg, Vice President
                    and Counsel and The Equitable Life Assurance Society, incorporated by reference to Pre-Effective Amendment No. 1 to Registration No. 33-75616 of Registrant, filed on April 29, 1994.


              (b) Opinion and Consent of Mary P. Breen, Vice President and Associate General Counsel of The Equitable Life Assurance Society of the United States, incorporated herein by reference to Registration Statement File No. 333-51031 filed April 24, 1998.

              (c) Opinion and Consent of Mary Joan Hoene, Vice President and Counsel of the Equitable Life Assurance Society of the United States, incorporated herein by reference to Exhibit No. 9(c) to Registration Statement No. 333-77113, filed on April 26, 1999.

              (d) Opinion and Consent of Robin Wagner, Vice President and Counsel of the Equitable Life Assurance Society of the United States previously filed with this Registration Statement, File No. 333-35596, on April 26, 2000.

              (e) Opinion and Consent of Robin Wagner, Vice President and Counsel of the Equitable Life Assurance Society of the United States previously filed with this Registration Statement, File No. 333-86572, on April 18, 2002.

             (f) Opinion and Consent of Robin Wagner, Vice President and Counsel of the Equitable Life Assurance Society of the United States, previously filed with the Registration Statement, File No. 333-104775 on April 25, 2003.

             (g) Opinion and Consent of Dodie Kent, Vice President and Counsel of Equitable Life Assurance Society of the United States.

        10. (a) Consent of Peter A. Weinberg (included within Exhibit 9(a) above).

            (b) Consent of Mary P. Breen (included within Exhibit 9(b) above).

            (b)(i)  Consent of Mary Joan Hoene (included within
                    Exhibit 9(c)).

            (b)(ii) Consent of Robin Wagner (included within Exhibit 9(d)
                     above).

            (b)(iii)Consent of Robin Wagner (included within Exhibit 9(e).

            (b)(iv) Consent of Dodie Kent (included within Exhibit 9(f).

            (d)     Consent of PricewaterhouseCoopers LLP.

            (e)     Consent of PricewaterhouseCoopers LLP (Boston) State Street.

            (f) Powers of Attorney (Equitable), incorporated herein by reference to Exhibit No. 10(a) to the Registration Statement on Form N-4, File No. 2-30070, filed on April 19, 2004.

            (g) Powers of Attorney (State Street). Incorporated by reference to Exhibit 10(f) to the Registration Statement, File No. 333-86572, filed on April 18, 2002.

        11. Not applicable.

        12. Not applicable.

Item 25. Directors and Officers of Equitable.


         Set forth below is information regarding the directors and principal officers of Equitable. Equitable's address is 1290 Avenue of Americas, New York, New York 10104. The business address of the persons whose names are preceded by an asterisk is that of Equitable.

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            EQUITABLE
----------------                            ---------

DIRECTORS

Bruce W. Calvert                            Director
Alliance Capital Management Corporation
1345 Avenue of the Americas
New York, NY 10105

Claus-Michael Dill                          Director
AXA Konzern AG
Gereonsdriesch 9-11
50670 Cologne, Germany

Henri de Castries                           Director
AXA
25, Avenue Matignon
75008 Paris, France

Joseph L. Dionne                            Director
198 North Wilton Rd.
New Canaan, CT 06840

Denis Duverne                               Director
AXA
25, Avenue Matignon
75008 Paris, France

Jean-Rene Fourtou                           Director
Vivendi Universal
42, avenue de Friedland
75008 Paris
France

John C. Graves                              Director
Graves Ventures, LLC
130 Fifth Avenue
New York, NY 10011

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            EQUITABLE
----------------                            ---------

Donald J. Greene                            Director
c/o LeBouef, Lamb, Greene & MacRae
125 West 55th Street
New York, NY 10019-4513

Mary R. (Nina) Henderson                    Director
425 East 86th Street
Apt 12-C
New York, NY 10028

W. Edwin Jarmain                            Director
Jarmain Group Inc.
77 King Street West
Toronto, M5K 1K2
Canada

James F. Higgins                            Director
Morgan Stanley
Harborside Financial Center
Plaza Two, Second Floor
Jersey City, NJ  07311

Christina Johnson                           Director
230 Byram Shore Road
Greenwich, CT  06830

Scott D. Miller                             Director
Hyatt Hotels Corporation
200 West Madison Street
Chicago, IL  60606

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            EQUITABLE
----------------                            ---------

Joseph H. Moglia                            Director
Ameritrade Holding Corporation
4211 South 102nd Street
Omaha, NE 68127

Peter J. Tobin                              Director
St. John's University
101 Murray Street
New York, NY 10007


OFFICER-DIRECTORS
-----------------

*Christopher M. Condron                     Chairman of the Board, President,
                                            Chief Executive Officer
                                            and Director

*Stanley B. Tulin                           Vice Chairman of the Board,
                                            Chief Financial Officer and Director

OTHER OFFICERS
--------------

*Leon Billis                                Executive Vice President
                                            and AXA Group Deputy
                                            Chief Information Officer

*Harvey Blitz                               Senior Vice President

*Kevin R. Byrne                             Senior Vice President and Treasurer

*Stuart L. Faust                            Senior Vice President and
                                            Deputy General Counsel

*Alvin H. Fenichel                          Senior Vice President and
                                            Controller

*Jennifer Blevins                           Executive Vice President

*Mary Beth  Farrell                         Executive Vice President

*Deanna M. Mulligan                         Executive Vice President

*Jerald E. Hampton                          Executive Vice President

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            EQUITABLE
----------------                            ---------

*Paul J. Flora                              Senior Vice President and Auditor

*James D. Goodwin                           Senior Vice President

*Edward J. Hayes                            Senior Vice President

*Donald R. Kaplan                           Senior Vice President, Chief
                                            Compliance Officer and Associate
                                            General Counsel

*William I. Levine                          Executive Vice President and
                                            Chief Information Officer

*Peter D. Noris                             Executive Vice President and Chief
                                            Investment Officer

*Anthony C. Pasquale                        Senior Vice President

*Pauline Sherman                            Senior Vice President, Secretary and
                                            Associate General Counsel

*Richard V. Silver                          Executive Vice President and
                                            General Counsel

*Naomi J. Weinstein                         Vice President

*Charles A. Marino                          Senior Vice President and Actuary

Item 26. Persons Controlled by or Under Common Control with the Insurance Company or Registrant:


            Separate Account Nos. 195, 197 and 198 of The Equitable Life Assurance Society of the United States (the "Separate Accounts") are separate accounts of Equitable. Equitable, a New York stock life insurance company, is a wholly owned subsidiary of AXA Financial, Inc. (the "Holding Company") (formerly the Equitable Companies, Incorporated).



            AXA owns 100% of the Holding Company's outstanding common stock.
AXA is able to exercise significant influence over the operations and capital structure of the Holding Company and its subsidiaries, including Equitable Life. AXA, a French company, is the holding company for an international group of insurance and related financial services companies.

                          Consolidated companies as at
                               December 31, 2002




                                   AXA GROUP
                 CONSOLIDATED COMPANIES AS AT DECEMBER 31, 2002


------------------------------------------------------------------------------------------------------------------------------------
ACTIVITY              COUNTRY          CONSOLIDATED COMPANY                    SHAREHOLDERS                              OWNERSHIP
------------------------------------------------------------------------------------------------------------------------------------
FINANCIAL SERVICES    BELGIUM          IPPA VASTGOED                           AXA HOLDINGS BELGIUM                           100.00
  & REAL ESTATE
FINANCIAL SERVICES    BELGIUM          AXA INVESTMENT MANAGERS BENELUX         AXA ASSET MANAGEMENT LIMITED                     0.01
  & REAL ESTATE
FINANCIAL SERVICES    BELGIUM          AXA INVESTMENT MANAGERS BENELUX         AXA INVESTMENT MANAGERS SA                      99.99
  & REAL ESTATE
FINANCIAL SERVICES    BELGIUM          ROYALE BELGE INVESTISSEMENT             AXA HOLDINGS BELGIUM                             0.00
  & REAL ESTATE
FINANCIAL SERVICES    BELGIUM          AXA BANK BELGIUM                        AXA HOLDINGS BELGIUM                           100.00
  & REAL ESTATE
FINANCIAL SERVICES    BELGIUM          AXA REAL ESTATE INVESMENT MANAGERS      AXA BANK BELGIUM                                 0.10
  & REAL ESTATE                          BENELUX
FINANCIAL SERVICES    BELGIUM          AXA REAL ESTATE INVESMENT MANAGERS      AXA REAL ESTATE INVESMENT                       99.90
  & REAL ESTATE                          BENELUX                                 MANAGERS SA
FINANCIAL SERVICES    FRANCE           AXA INVESTMENT MANAGEMENT PRIVATE       AXA INVESTMENT MANAGERS SA                      99.93
  & REAL ESTATE                          EQUITY SA
FINANCIAL SERVICES    FRANCE           AXA INVESTMENT MANAGEMENT PRIVATE       AXA INVESTMENT MANAGERS PARIS                    0.01
  & REAL ESTATE                          EQUITY SA
FINANCIAL SERVICES    FRANCE           AXA INVESTMENT PRIVATE EQUITY           AXA INVESTMENT MANAGEMENT PRIVATE              100.00
  & REAL ESTATE                          EUROPE SA                               EQUITY SA
FINANCIAL SERVICES    FRANCE           AXA REAL ESTATE MANAGEMENT              AXA REAL ESTATE INVESMENT                       99.96
  & REAL ESTATE                          INVESTMENT MANAGERS France              MANAGERS SA
FINANCIAL SERVICES    FRANCE           AXA REAL ESTATE MANAGEMENT INVEST       AXA INVESTMENT MANAGERS SA                       0.01
  & REAL ESTATE                          MANAGERS France
FINANCIAL SERVICES    FRANCE           AXA ASSET MANAGEMENT PRIVATE EQUITY     AXA INVESTMENT MANAGERS PARIS                    0.01
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA ASSET MANAGEMENT PRIVATE EQUITY     AXA INVESTMENT PRIVATE EQUITY                   85.46
  & REAL ESTATE                                                                  EUROPE SA
FINANCIAL SERVICES    FRANCE           AXA ASSET MANAGEMENT PRIVATE EQUITY     AXA INVESTMENT MANAGERS SA                       0.01
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           COLISEE SURESNES                        JOUR FINANCE                                    20.63
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           COLISEE SURESNES                        COMPAGNIE FINANCIERE DE PARIS                   51.07
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           COLISEE SURESNES                        SOCIETE BEAUJON                                  0.92
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           COLISEE SURESNES                        AXA ASSURANCES IARD                             23.72
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           SOFAPI                                  COMPAGNIE FINANCIERE DE PARIS                  100.00
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           HOLDING SOFFIM                          COMPAGNIE FINANCIERE DE PARIS                  100.00
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           SOFINAD                                 COMPAGNIE FINANCIERE DE PARIS                  100.00
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA CREDIT                              AXA BANQUE                                      65.00
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA BANQUE                              AXA ASSURANCES VIE                              37.38
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA BANQUE                              AXA FRANCE ASSURANCE                            62.62
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           COMPAGNIE FINANCIERE DE PARIS           AXA                                            100.00
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           BANQUE DE MARCHES ET D'ARBITRAGE        AXA ASSURANCES IARD                              8.20
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           BANQUE DE MARCHES ET D'ARBITRAGE        AXA                                             19.51
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA ASSET MANAGEMENT CONSULTANT         AXA INVESTMENT MANAGERS SA                      99.94
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA ASSET MANAGEMENT CONSULTANT         AXA GRANDE ARMEE                                 0.01
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA ASSET MANAGEMENT CONSULTANT         AXA INVESTMENT MANAGERS PARIS                    0.02
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA INVESTMENT MANAGERS SA              AXA                                             47.42
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA INVESTMENT MANAGERS SA              AXA ROYALE BELGE                                 3.81
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA INVESTMENT MANAGERS SA              AXA LEVEN NV                                     1.90
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA INVESTMENT MANAGERS SA              AXA UK PLC                                      16.66
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA INVESTMENT MANAGERS SA              AXA RE                                           0.73
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA INVESTMENT MANAGERS SA              NATIONAL MUTUAL FUND MANAGEMENT VIE              3.68
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA INVESTMENT MANAGERS SA              AXA KONZERN AG                                   6.68
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA INVESTMENT MANAGERS SA              AXA ASSURANCES IARD                             14.50
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA INVESTMENT MANAGERS SA              DIRECT ASSURANCES IARD                           0.18
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           CFP - CREDIT                            COMPAGNIE FINANCIERE DE PARIS                  100.00
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA INVESTMENT MANAGERS PARIS           AXA INVESTMENT MANAGERS SA                     100.00
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA GESTION FCP                         AXA INVESTMENT MANAGERS PARIS                  100.00
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           GIE AXA GESTION DES ACTIFS              AXA INVESTMENT MANAGERS SA                     100.00
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA FUNDS MANAGEMENT LUXEMBOURG         AXA INVESTMENT MANAGERS SA                      98.84
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA FUNDS MANAGEMENT LUXEMBOURG         AXA INVESTMENT MANAGERS PARIS                    1.16
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           FONDS IMMOBILIERS PARIS OFFICE          AXA COLLECTIVES                                 15.00
  & REAL ESTATE                          FUNDS


                                  Page 1 de 2

                          Consolidated companies as at
                               December 31, 2002


------------------------------------------------------------------------------------------------------------------------------------
ACTIVITY              COUNTRY          CONSOLIDATED COMPANY                    SHAREHOLDERS                              OWNERSHIP
------------------------------------------------------------------------------------------------------------------------------------
FINANCIAL SERVICES    FRANCE           FONDS IMMOBILIERS PARIS OFFICE          AXA ASSURANCES VIE                              20.00
  & REAL ESTATE                          FUNDS
FINANCIAL SERVICES    FRANCE           FONDS IMMOBILIERS PARIS OFFICE          AXA ASSURANCES IARD                             15.00
  & REAL ESTATE                          FUNDS
FINANCIAL SERVICES    FRANCE           AXA REAL ESTATE INVESMENT               AXA INVESTMENT MANAGERS SA                      99.99
  & REAL ESTATE                          MANAGERS SA
FINANCIAL SERVICES    FRANCE           AXA MULTIMANAGER SA                     AXA MULTIMANAGER LIMITED                        99.98
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA GESTION INTERESSEMENT               AXA INVESTMENT MANAGERS PARIS                  100.00
  & REAL ESTATE
FINANCIAL SERVICES    GERMANY          AXA INVESTMENT MANAGERS                 AXA INVESTMENT MANAGERS SA                      85.00
  & REAL ESTATE                          DEUTSCHLAND GMBH
FINANCIAL SERVICES    GERMANY          AXA ASSET MANAGEMENT DEUTSCHLAND        AXA INVESTMENT MANAGERS SA                     100.00
  & REAL ESTATE                          GMBH
FINANCIAL SERVICES    GERMANY          AXA FUNDS TRUST GMBH                    AXA INVESTMENT MANAGERS SA                     100.00
  & REAL ESTATE
FINANCIAL SERVICES    GERMANY          AXA REAL ESTATE MANAGERS                AXA INVESTMENT IMOBILIEN                       100.00
  & REAL ESTATE                          DEUTSCHLAND
FINANCIAL SERVICES    GERMANY          AXA MERKENS FONDS GMBH                  AXA INVESTMENT IMOBILIEN                       100.00
  & REAL ESTATE
FINANCIAL SERVICES    GERMANY          AXA IMOBILIEN AG                        AXA REAL ESTATE INVESMENT                      100.00
  & REAL ESTATE                                                                  MANAGERS SA
FINANCIAL SERVICES    GERMANY          AXA PRIVATE EQUITY DEUTSCHLAND          AXA INVESTMENT PRIVATE EQUITY                  100.00
  & REAL ESTATE                          GMBH                                    EUROPE SA
FINANCIAL SERVICES    GERMANY          AXA VORSORGEBANK                        AXA KONZERN AG                                 100.00
  & REAL ESTATE
FINANCIAL SERVICES    GERMANY          AXA BAUSPARKASSE AG                     AXA LEBENSVERSICHERING AG                       33.02
  & REAL ESTATE
FINANCIAL SERVICES    GERMANY          AXA BAUSPARKASSE AG                     AXA KONZERN AG                                  66.67
  & REAL ESTATE
FINANCIAL SERVICES    GREAT BRITAIN    AXA INVESTMENTS MANAGERS LIMITED        AXA INVESTMENT MANAGERS SA                     100.00
  & REAL ESTATE
FINANCIAL SERVICES    GREAT BRITAIN    AXA MULTIMANAGER LIMITED                AXA INVESTMENT MANAGERS SA                     100.00
  & REAL ESTATE
FINANCIAL SERVICES    GREAT BRITAIN    AXA INVESTMENT MANAGERS UK              AXA ASSET MANAGEMENT LIMITED                    33.33
  & REAL ESTATE
FINANCIAL SERVICES    GREAT BRITAIN    AXA INVESTMENT MANAGERS UK              AXA INVESTMENT MANAGERS SA                      66.67
  & REAL ESTATE
FINANCIAL SERVICES    GREAT BRITAIN    AXA INVESTMENT MANAGERS AWF             AXA ASSET MANAGEMENT LIMITED                   100.00
  & REAL ESTATE                          SERVICES LIMITED
FINANCIAL SERVICES    GREAT BRITAIN    AXA INVESTMENT MANAGERS DEUTSCHLAND     AXA ASSET MANAGEMENT LIMITED                   100.00
  & REAL ESTATE                          LIMITED
FINANCIAL SERVICES    GREAT BRITAIN    AXA INVESTMENT MANAGERS GLOBAL          AXA INVESTMENT MANAGERS SA                     100.00
  & REAL ESTATE                          SERVICES
FINANCIAL SERVICES    GREAT BRITAIN    SUN LIFE GLOBAL MANAGEMENT LIMITED      AXA ASSET MANAGEMENT LIMITED                   100.00
  & REAL ESTATE
FINANCIAL SERVICES    GREAT BRITAIN    AXA ASSET MANAGEMENT LIMITED            AXA INVESTMENT MANAGERS SA                     100.00
  & REAL ESTATE
FINANCIAL SERVICES    GREAT BRITAIN    AXA FUNDS MANAGEMENT UK LIMITED         AXA INVESTMENT MANAGERS UK                     100.00
  & REAL ESTATE
FINANCIAL SERVICES    GREAT BRITAIN    AXA REAL ESTATE INVESMENT               AXA REAL ESTATE INVESMENT                      100.00
  & REAL ESTATE                          MANAGERS LIMITED                        MANAGERS SA
FINANCIAL SERVICES    HONG KONG        AXA ROSENBERG INVESTMENT MANAGERS       AXA ROSENBERG IM ASIA PACIFIC                  100.00
  & REAL ESTATE                          ASIA PACIFIC HONG KONG                  HOLD. LLC
FINANCIAL SERVICES    HONG KONG        AXA INVESTMENT MANAGERS HK SAR          AXA INVESTMENT MANAGERS SA                     100.00
  & REAL ESTATE
FINANCIAL SERVICES    HUNGARY          AXA BIZTOSITO PENSION FUND              AXA NORDSTERN HOLDING                          100.00
  & REAL ESTATE
FINANCIAL SERVICES    IRELAND          AXA INVESTMENT MANAGERS IRELAND         AXA INVESTMENT MANAGERS SA                     100.00
  & REAL ESTATE
FINANCIAL SERVICES    ITALY            AXA INVESTMENT MANAGERS ITALIA          AXA INVESTMENT MANAGERS SA                      99.77
  & REAL ESTATE
FINANCIAL SERVICES    ITALY            AXA INVESTMENT MANAGERS ITALIA          AXA ASSICURAZIONI                                0.23
  & REAL ESTATE
FINANCIAL SERVICES    ITALY            AXA REAL ESTATE INVESMENT               AXA REAL ESTATE INVESMENT                      100.00
  & REAL ESTATE                          MANAGERS ITALIA                         MANAGERS SA
FINANCIAL SERVICES    JAPAN            AXA INVESTMENT MANAGERS TOKYO           AXA INVESTMENT MANAGERS SA                     100.00
  & REAL ESTATE
FINANCIAL SERVICES    JAPAN            AXA ROSENBERG IM                        AXA INVESTMENT MANAGERS ROSENBERG               28.00
  & REAL ESTATE
FINANCIAL SERVICES    JAPAN            AXA ROSENBERG IM                        AXA INVESTMENT MANAGERS SA                      59.99
  & REAL ESTATE
FINANCIAL SERVICES    SINGAPORE        AXA ROSENBERG INVESTMENT MANAGERS       AXA ROSENBERG IM ASIA PACIFIC                  100.00
  & REAL ESTATE                          ASIA PACIFIC SINGAPORE                  HOLD. LLC
FINANCIAL SERVICES    SPAIN            AXA REAL ESTATE INVESMENT               AXA REAL ESTATE INVESMENT                      100.00
  & REAL ESTATE                          MANAGERS IBERICA                        MANAGERS SA
FINANCIAL SERVICES    THE NETHERLANDS  AXA INVESTMENT MANAGERS DEN HAAG        AXA INVESTMENT MANAGERS SA                     100.00
  & REAL ESTATE
FINANCIAL SERVICES    UNITED STATES    AXA INVESTMENT MANAGERS ROSE            AXA INVESTMENT MANAGERS SA                      90.00
  & REAL ESTATE
FINANCIAL SERVICES    UNITED STATES    AXA INVESTMENT MANAGERS ROSE            AXA INVESTMENT MANAGERS HOLDING INC.            10.00
  & REAL ESTATE
FINANCIAL SERVICES    UNITED STATES    AXA INVESTMENT MANAGERS NORTH           AXA INVESTMENT MANAGERS ROSE                   100.00
  & REAL ESTATE                          AMERICA
FINANCIAL SERVICES    UNITED STATES    AXA INVESTMENT MANAGER PRIVATE          AXA INVESTMENT MANAGEMENT PRIVATE              100.00
  & REAL ESTATE                          EQUITY US                               EQUITY SA
FINANCIAL SERVICES    UNITED STATES    ALLIANCE CAPITAL MANAGEMENT LLP         AXA FINANCIAL INC.                              25.09
  & REAL ESTATE
FINANCIAL SERVICES    UNITED STATES    ALLIANCE CAPITAL MANAGEMENT LLP         THE EQUITABLE LIFE ASSURANCE                    74.91
  & REAL ESTATE                                                                  SOCIETY
FINANCIAL SERVICES    UNITED STATES    AXA INVESTMENT MANAGERS                 AXA INVESTMENT MANAGERS SA                     100.00
  & REAL ESTATE                          HOLDING INC.
FINANCIAL SERVICES    UNITED STATES    AXA ROSENBERG LLC                       AXA INVESTMENT MANAGERS ROSE                    75.00
  & REAL ESTATE
FINANCIAL SERVICES    UNITED STATES    AXA INVESTMENT MANAGERS                 AXA ASSET MANAGEMENT LIMITED                   100.00
  & REAL ESTATE                          & ADVISOR LIMITED
FINANCIAL SERVICES    UNITED STATES    AXA ROSENBERG INVESTMENT MANAGERS       AXA ROSENBERG LLC                               80.40
  & REAL ESTATE                          ASIA PACIFIC HOLD. LLC
FINANCIAL SERVICES    UNITED STATES    AXA ROSENBERG INVESTMENT MANAGERS       AXA INVESTMENT MANAGERS SA                      19.60
  & REAL ESTATE                          ASIA PACIFIC HOLD. LLC
FINANCIAL SERVICES    UNITED STATES    AXA ALTERNATIVE ADVISORS INC            AXA INVESTMENT MANAGERS SA                     100.00


                                  Page 2 de 2

------------------------------------------------------------------------------------------------------------------------------------
ACTIVITY                  COUNTRY         CONSOLIDATED COMPANY                     SHAREHOLDERS                            OWNERSHIP
------------------------------------------------------------------------------------------------------------------------------------
INSURANCE & REINSURANCE   AUSTRALIA       NATIONAL MUTUAL FUND MANAGEMENT          AXA ASIA PACIFIC HOLDINGS LIMITED          100.00
INSURANCE & REINSURANCE   AUSTRALIA       NATIONAL MUTUAL FINANCIAL SERVICES       AXA ASIA PACIFIC HOLDINGS LIMITED          100.00
INSURANCE & REINSURANCE   AUSTRALIA       NATIONAL MUTUAL INTERNATIONAL            AXA ASIA PACIFIC HOLDINGS LIMITED          100.00
INSURANCE & REINSURANCE   AUSTRIA         AXA NORDSTERN LEBEN                      AXA NORDSTERN HOLDING                      100.00
INSURANCE & REINSURANCE   AUSTRIA         AXA NORDSTERN VERSICHERUNG               AXA NORDSTERN HOLDING                      100.00
INSURANCE & REINSURANCE   BELGIUM         ARDENNE PREVOYANTE                       AXA BELGIUM                                  0.05
INSURANCE & REINSURANCE   BELGIUM         ARDENNE PREVOYANTE                       AXA HOLDINGS BELGIUM                        99.95
INSURANCE & REINSURANCE   BELGIUM         AXA BELGIUM                              UAB                                          0.42
INSURANCE & REINSURANCE   BELGIUM         AXA BELGIUM                              AXA HOLDINGS BELGIUM                        99.58
INSURANCE & REINSURANCE   BELGIUM         UAB                                      AXA HOLDINGS BELGIUM                       100.00
INSURANCE & REINSURANCE   BELGIUM         ASSURANCES DE LA POSTE VIE               AXA HOLDINGS BELGIUM                        50.00
INSURANCE & REINSURANCE   BELGIUM         ASSURANCES DE LA POSTE                   AXA HOLDINGS BELGIUM                        50.00
INSURANCE & REINSURANCE   CANADA          AXA CANADA                               AXA                                        100.00
INSURANCE & REINSURANCE   CANADA          ACS CANADA VIE                           AXA RE                                     100.00
INSURANCE & REINSURANCE   CANADA          ACS CANADA NON VIE                       AXA RE                                     100.00
INSURANCE & REINSURANCE   CANADA          AXA CS ASSURANCE CANADA                  AXA CORPORATE SOLUTION ASSURANCE           100.00
INSURANCE & REINSURANCE   CANADA          AXA CANADA ADP                           AXA CANADA                                 100.00
INSURANCE & REINSURANCE   FRANCE          AXA FRANCE IARD                          AXA FRANCE ASSURANCE                        99.92
INSURANCE & REINSURANCE   FRANCE          AXA CORPORATE SOLUTION ASSURANCE         AXA RE                                      98.49
INSURANCE & REINSURANCE   FRANCE          ARGOVIE                                  AXA FRANCE VIE                              94.03
INSURANCE & REINSURANCE   FRANCE          AXA FRANCE VIE                           AXA COLLECTIVES                              8.35
INSURANCE & REINSURANCE   FRANCE          AXA FRANCE VIE                           AXA FRANCE ASSURANCE                        91.65
INSURANCE & REINSURANCE   FRANCE          AXA RE FINANCE                           AXA RE                                      79.00
INSURANCE & REINSURANCE   FRANCE          COMPAGNIE GENERALE REASSURANCE           AXA RE                                      99.99
                                            MONTE-CARLO
INSURANCE & REINSURANCE   FRANCE          NATIO ASSURANCES                         AXA FRANCE IARD                             50.00
INSURANCE & REINSURANCE   FRANCE          NSM VIE                                  AXA FRANCE ASSURANCE                        39.93
INSURANCE & REINSURANCE   FRANCE          AXA COLLECTIVES                          AXA FRANCE ASSURANCE                        95.71
INSURANCE & REINSURANCE   FRANCE          AXA COLLECTIVES                          AXA FRANCE IARD                              3.69
INSURANCE & REINSURANCE   FRANCE          AXA RE                                   AXA COLLECTIVES                              0.02
INSURANCE & REINSURANCE   FRANCE          AXA RE                                   AXA FRANCE ASSURANCE                         0.10
INSURANCE & REINSURANCE   FRANCE          AXA RE                                   AXA ASSURANCES IARD                          4.90
INSURANCE & REINSURANCE   FRANCE          AXA RE                                   AXA                                         94.99
INSURANCE & REINSURANCE   FRANCE          DIRECT ASSURANCES IARD                   AXA FRANCE ASSURANCE                       100.00
INSURANCE & REINSURANCE   FRANCE          JURIDICA                                 AXA FRANCE ASSURANCE                        98.51
INSURANCE & REINSURANCE   FRANCE          SAINT GEORGES RE                         AXA                                        100.00
INSURANCE & REINSURANCE   FRANCE          AXA CESSIONS                             AXA RE                                     100.00
INSURANCE & REINSURANCE   FRANCE          SPS RE                                   AXA RE                                      69.95
INSURANCE & REINSURANCE   FRANCE          NSM VIE                                  AXA ASSURANCES IARD                          0.14
INSURANCE & REINSURANCE   FRANCE          AXA ASSISTANCE                           AXA                                        100.00
INSURANCE & REINSURANCE   GERMANY         AXA VERSICHERUNG AG                      AXA KONZERN AG                              74.41
INSURANCE & REINSURANCE   GERMANY         AXA VERSICHERUNG AG                      GRE CONTINENTAL EUROPE HOLDING GMBH         25.59
INSURANCE & REINSURANCE   GERMANY         AXA LEBEN                                AXA VERSICHERUNG AG                         52.19
INSURANCE & REINSURANCE   GERMANY         AXA LEBEN                                AXA KONZERN AG                              47.81
INSURANCE & REINSURANCE   GERMANY         AXA KRANKENVERSICHERUNG AG               AXA KONZERN AG                              52.69
INSURANCE & REINSURANCE   GERMANY         AXA KRANKENVERSICHERUNG AG               AXA LEBEN                                   35.32
INSURANCE & REINSURANCE   GERMANY         AXA KRANKENVERSICHERUNG AG               DEUTSCHE AERZTEVERSICHERUNG                 11.41
INSURANCE & REINSURANCE   GERMANY         AXA NORDSTERN ART                        AXA KONZERN AG                             100.00
INSURANCE & REINSURANCE   GERMANY         DEUTSCHE AERZTEVERSICHERUNG AG           AXA KONZERN AG                              97.87
INSURANCE & REINSURANCE   GERMANY         PRO BAV PENSIONSKASSE                    AXA KONZERN AG                             100.00


                                  Page 1 de 3

------------------------------------------------------------------------------------------------------------------------------------
ACTIVITY                  COUNTRY         CONSOLIDATED COMPANY                     SHAREHOLDERS                            OWNERSHIP
------------------------------------------------------------------------------------------------------------------------------------
INSURANCE & REINSURANCE   GERMANY         ACS ASSURANCE ALLEMAGNE                  AXA CORPORATE SOLUTION ASSURANCE           100.00
INSURANCE & REINSURANCE   GREAT BRITAIN   AXA UK HOLDING PLC                       AXA RE                                     100.00
INSURANCE & REINSURANCE   GREAT BRITAIN   PPP GROUP PLC                            GUARDIAN ROYAL EXCHANGE PLC                100.00
INSURANCE & REINSURANCE   GREAT BRITAIN   PPP HEALTHCARE PROFESSIONAL SERVICES     AXA INSURANCE UK                           100.00
                                            LIMITED
INSURANCE & REINSURANCE   GREAT BRITAIN   AXA SUN LIFE PLC                         AXA UK PLC                                 100.00
INSURANCE & REINSURANCE   GREAT BRITAIN   ROYAL EXCHANGE ASSURANCE PLC             GUARDIAN ROYAL EXCHANGE PLC                100.00
INSURANCE & REINSURANCE   GREAT BRITAIN   AXA INSURANCE UK DISCONTINUED BUSINESS   AXA INSURANCE UK                           100.00
INSURANCE & REINSURANCE   GREAT BRITAIN   AXA REINSURANCE UK PLC - INSURANCE       AXA REINSURANCE UK PLC - REINSURANCE       100.00
INSURANCE & REINSURANCE   GREAT BRITAIN   ACS ASSURANCES UK BRANCH - REINSURANCE   ACS ASSURANCE UK BRANCH - INSURANCE        100.00
INSURANCE & REINSURANCE   GREAT BRITAIN   ACS ASSURANCE UK BRANCH - INSURANCE      AXA CORPORATE SOLUTION ASSURANCE           100.00
INSURANCE & REINSURANCE   GREAT BRITAIN   AXA UK PLC                               AXA                                        100.00
INSURANCE & REINSURANCE   GREAT BRITAIN   AXA GLOBAL RISKS (U.K.) LIMITED          AXA RE                                     100.00
INSURANCE & REINSURANCE   GREAT BRITAIN   ENGLISH & SCOTTISH                       AXA UK                                     100.00
INSURANCE & REINSURANCE   GREAT BRITAIN   AXA REINSURANCE UK PLC - REINSURANCE     AXA UK HOLDING PLC                         100.00
INSURANCE & REINSURANCE   GREAT BRITAIN   AXA INSURANCE UK                         GUARDIAN ROYAL EXCHANGE PLC                100.00
INSURANCE & REINSURANCE   HONG KONG       AXA GENERAL INSURANCE HK                 AXA                                        100.00
INSURANCE & REINSURANCE   HONG KONG       AXA INSURANCE HONG-KONG                  AXA INSURANCE INVESTMENT HOLDING            82.50
INSURANCE & REINSURANCE   HONG KONG       AXA INSURANCE HONG-KONG                  AXA                                         17.50
INSURANCE & REINSURANCE   HONG KONG       AXA CHINA REGION LIMITED                 NATIONAL MUTUAL INTERNATIONAL              100.00
INSURANCE & REINSURANCE   HUNGARY         AXA BIZTOSITO                            AXA KONZERN AG                             100.00
INSURANCE & REINSURANCE   IRELAND         GUARDIAN PMPA GROUP LIMITED              GUARDIAN ROYAL EXCHANGE PLC                100.00
INSURANCE & REINSURANCE   ITALY           AXA INTERLIFE                            AXA ITALIA S.P.A                           100.00
INSURANCE & REINSURANCE   ITALY           UAP VITA                                 AXA ITALIA S.P.A                           100.00
INSURANCE & REINSURANCE   ITALY           AXA ASSICURAZIONI                        AXA ITALIA S.P.A                            98.12
INSURANCE & REINSURANCE   ITALY           AXA ASSICURAZIONI                        AXA COLLECTIVES                              1.88
INSURANCE & REINSURANCE   JAPAN           AXA GROUP LIFE JAPAN                     AXA INSURANCE HOLDING JAPAN                100.00
INSURANCE & REINSURANCE   JAPAN           AXA LIFE JAPAN                           AXA INSURANCE HOLDING JAPAN                100.00
INSURANCE & REINSURANCE   JAPAN           AXA NON LIFE INSURANCE CO LIMITED        AXA                                        100.00
INSURANCE & REINSURANCE   LUXEMBOURG      AXA ASSURANCE VIE LUXEMBOURG             AXA LUXEMBOURG SA                          100.00
INSURANCE & REINSURANCE   LUXEMBOURG      AXA ASSURANCES LUXEMBOURG                AXA LUXEMBOURG SA                          100.00
INSURANCE & REINSURANCE   LUXEMBOURG      FUTUR RE                                 AXA CORPORATE SOLUTION ASSURANCE           100.00
INSURANCE & REINSURANCE   LUXEMBOURG      CREALUX                                  AXA HOLDINGS BELGIUM                       100.00
INSURANCE & REINSURANCE   MOROCCO         AXA ASSURANCE MAROC                      AXA ONA                                    100.00
INSURANCE & REINSURANCE   MOROCCO         EPARGNE CROISSANCE                       AXA ASSURANCE MAROC                         99.59
INSURANCE & REINSURANCE   PORTUGAL        AXA PORTUGAL COMPANHIA DE SEGUROS        AXA ASSURANCES VIE                          87.63
                                            VIDA SA
INSURANCE & REINSURANCE   PORTUGAL        AXA PORTUGAL COMPANHIA DE SEGUROS        AXA                                          7.46
                                            VIDA SA
INSURANCE & REINSURANCE   PORTUGAL        AXA PORTUGAL COMPANHIA DE SEGUROS        AXA ASSURANCES VIE                           5.37
INSURANCE & REINSURANCE   PORTUGAL        AXA PORTUGAL COMPANHIA DE SEGUROS        AXA                                         83.01
INSURANCE & REINSURANCE   PORTUGAL        AXA PORTUGAL COMPANHIA DE SEGUROS        AXA PORTUGAL SEGUROS VIDA                    2.15
INSURANCE & REINSURANCE   PORTUGAL        AXA PORTUGAL COMPANHIA DE SEGUROS        AXA CORPORATE SOLUTION ASSURANCE             9.07
INSURANCE & REINSURANCE   SINGAPORE       AXA LIFE SINGAPOUR                       NATIONAL MUTUAL INTERNATIONAL              100.00
INSURANCE & REINSURANCE   SINGAPORE       AXA INSURANCE SINGAPORE                  AXA INSURANCE INVESTMENT HOLDING            74.23
INSURANCE & REINSURANCE   SINGAPORE       AXA INSURANCE SINGAPORE                  AXA                                         25.77
INSURANCE & REINSURANCE   SINGAPORE       AXA CORPORATE SOLUTIONS ASIA PACIFIC     AXA RE                                     100.00
                                            PRIVATE LIMITED
INSURANCE & REINSURANCE   SPAIN           AXA AURORA VIDA DE SEGUROS Y             AXA AURORA                                  99.68
                                            REASEGUROS
INSURANCE & REINSURANCE   SPAIN           AXA AURORA VIDA SA                       AXA                                          1.45
INSURANCE & REINSURANCE   SPAIN           AXA AURORA VIDA SA                       AXA AURORA IBERICA                          98.51
INSURANCE & REINSURANCE   SPAIN           AYUDA LEGAL SA DE SEGUROS Y REASEGUROS   AXA AURORA IBERICA                          88.00
INSURANCE & REINSURANCE   SPAIN           AYUDA LEGAL SA DE SEGUROS Y REASEGUROS   AXA AURORA VIDA                             12.00


                                  Page 2 de 3

------------------------------------------------------------------------------------------------------------------------------------
ACTIVITY                  COUNTRY         CONSOLIDATED COMPANY                     SHAREHOLDERS                            OWNERSHIP
------------------------------------------------------------------------------------------------------------------------------------
INSURANCE & REINSURANCE   SPAIN           AXA AURORA IBERICA                       AXA AURORA                                  99.68
INSURANCE & REINSURANCE   SPAIN           HILO DIRECT SA DE SEGUROS Y REASEGUROS   AXA AURORA                                  50.00
INSURANCE & REINSURANCE   SWITZERLAND     AXA COMPAGNIE D'ASSURANCE SUR LA VIE     AXA COMPAGNIE D'ASSURANCES                   5.00
INSURANCE & REINSURANCE   SWITZERLAND     AXA COMPAGNIE D'ASSURANCE SUR LA VIE     AXA                                         95.00
INSURANCE & REINSURANCE   SWITZERLAND     AXA COMPAGNIE D'ASSURANCES               AXA                                        100.00
INSURANCE & REINSURANCE   THE NETHERLANDS AXA ZORG NV                              AXA VERZEKERINGEN BV                       100.00
INSURANCE & REINSURANCE   THE NETHERLANDS AXA SCHADE                               AXA VERZEKERINGEN BV                       100.00
INSURANCE & REINSURANCE   THE NETHERLANDS UNIROBE GROEP                            AXA NEDERLAND BV                           100.00
INSURANCE & REINSURANCE   THE NETHERLANDS AXA LEVEN NV                             AXA VERZEKERINGEN BV                       100.00
INSURANCE & REINSURANCE   TURKEY          AXA OYAK SIGORTA                         AXA OYAK HOLDING AS                         70.91
INSURANCE & REINSURANCE   TURKEY          AXA OYAK HAYAT SIGORTA                   AXA OYAK HOLDING AS                        100.00
INSURANCE & REINSURANCE   UNITED STATES   AXA AMERICA CORPORATE SOLUTIONS, INC     AXA RE                                     100.00
INSURANCE & REINSURANCE   UNITED STATES   AXA CORPORATE SOLUTION INSURANCE CO      AXA CORPORATE SOLUTIONS REINSURANCE CY     100.00
INSURANCE & REINSURANCE   UNITED STATES   AXA RE AMERICA INSURANCE COMPANY         AXA CORPORATE SOLUTIONS PROPERTY           100.00
                                                                                     & CASUALTY
INSURANCE & REINSURANCE   UNITED STATES   AXA CORPORATE SOLUTIONS PROPERTY         AXA CORPORATE SOLUTIONS REINSURANCE CY     100.00
                                            & CASUALTY
INSURANCE & REINSURANCE   UNITED STATES   THE EQUITABLE LIFE ASSURANCE SOCIETY     AXA FINANCIAL INC.                         100.00
INSURANCE & REINSURANCE   UNITED STATES   AXA CORPORATE SOLUTIONS LIFE             AXA CORPORATE SOLUTIONS REINSURANCE CY     100.00
                                            REINSURANCE COMPANY
INSURANCE & REINSURANCE   UNITED STATES   AXA CORPORATE SOLUTIONS REINSURANCE CY   AXA AMERICA CORPORATE SOLUTIONS, INC       100.00


                                  Page 3 de 3

------------------------------------------------------------------------------------------------------------------------------------
ACTIVITY                         COUNTRY            CONSOLIDATED COMPANY             SHAREHOLDERS                          OWNERSHIP
------------------------------------------------------------------------------------------------------------------------------------
HOLDINGS & MISC. BUSINESSES     AUSTRALIA           AXA ASIA PACIFIC HOLDINGS        AXA                                      42.65
                                                      LIMITED
HOLDINGS & MISC. BUSINESSES     AUSTRALIA           AXA ASIA PACIFIC HOLDINGS        AXA EQUITY & LAW ASSURANCE                9.01
                                                      LIMITED                          SOCIETY
HOLDINGS & MISC. BUSINESSES     AUSTRIA             AXA NORDSTERN HOLDING            AXA LEBENSVERSICHERUBG AG                10.05
HOLDINGS & MISC. BUSINESSES     AUSTRIA             AXA NORDSTERN HOLDING            AXA VERSICHERUNG AG                      89.95
HOLDINGS & MISC. BUSINESSES     BELGIUM             AXA HOLDINGS BELGIUM             AXA                                      84.28
HOLDINGS & MISC. BUSINESSES     BELGIUM             AXA HOLDINGS BELGIUM             AXA ASSURANCES IARD                       5.41
HOLDINGS & MISC. BUSINESSES     BELGIUM             AXA HOLDINGS BELGIUM             VINCI BV                                  4.07
HOLDINGS & MISC. BUSINESSES     BELGIUM             AXA HOLDINGS BELGIUM             AXA CORPORATE SOLUTION                    6.21
                                                                                       ASSURANCE
HOLDINGS & MISC. BUSINESSES     FRANCE              JOUR FINANCE                     AXA ASSURANCES IARD                      39.53
HOLDINGS & MISC. BUSINESSES     FRANCE              JOUR FINANCE                     AXA ASSURANCES VIE                       60.47
HOLDINGS & MISC. BUSINESSES     FRANCE              SOCIETE BEAUJON                  AXA                                      99.77
HOLDINGS & MISC. BUSINESSES     FRANCE              MOFIPAR                          AXA                                      99.90
HOLDINGS & MISC. BUSINESSES     FRANCE              SOCIETE BEAUJON                  AXA ASSURANCES IARD                       0.22
HOLDINGS & MISC. BUSINESSES     FRANCE              COLISEE EXCELLENCE               AXA PARTICIPATION II                    100.00
HOLDINGS & MISC. BUSINESSES     FRANCE              AXA CHINA                        AXA                                      51.00
HOLDINGS & MISC. BUSINESSES     FRANCE              AXA CHINA                        AXA CHINA REGION LIMITED                 49.00
HOLDINGS & MISC. BUSINESSES     FRANCE              FDR PARTICIPATIONS               FINAXA                                  100.00
HOLDINGS & MISC. BUSINESSES     FRANCE              AXA TECHNOLOGY SERVICES          AXA                                      99.78
HOLDINGS & MISC. BUSINESSES     FRANCE              AXA TECHNOLOGY SERVICES          ALLIANCE CAPITAL MANAGEMENT               0.01
                                                                                       LLP
HOLDINGS & MISC. BUSINESSES     FRANCE              AXA TECHNOLOGY SERVICES          AXA KONZERN AG                            0.04
HOLDINGS & MISC. BUSINESSES     FRANCE              AXA TECHNOLOGY SERVICES          THE EQUITABLE LIFE ASSURANCE              0.02
                                                                                       SOCIETY
HOLDINGS & MISC. BUSINESSES     FRANCE              AXA TECHNOLOGY SERVICES          NATIONAL MUTUAL FINANCIAL                 0.01
                                                                                       SERVICES
HOLDINGS & MISC. BUSINESSES     FRANCE              AXA TECHNOLOGY SERVICES          AXA UK PLC                                0.04
HOLDINGS & MISC. BUSINESSES     FRANCE              AXA TECHNOLOGY SERVICES          AXA FRANCE ASSURANCE                      0.06
HOLDINGS & MISC. BUSINESSES     FRANCE              AXA TECHNOLOGY SERVICES          AXA ROYALE BELGE NON VIE                  0.01
HOLDINGS & MISC. BUSINESSES     FRANCE              AXA TECHNOLOGY SERVICES          AXA ROYALE BELGE                          0.01
HOLDINGS & MISC. BUSINESSES     FRANCE              AXA TECHNOLOGY SERVICES          AXA LIFE JAPAN                            0.01
HOLDINGS & MISC. BUSINESSES     FRANCE              AXA TECHNOLOGY SERVICES          AXA RE                                    0.01
HOLDINGS & MISC. BUSINESSES     FRANCE              AXA TECHNOLOGY SERVICES          AXA INVESTMENT MANAGERS SA                0.01
HOLDINGS & MISC. BUSINESSES     FRANCE              AXA PARTICIPATION II             AXA                                     100.00
HOLDINGS & MISC. BUSINESSES     FRANCE              AXA FRANCE ASSURANCE             AXA                                     100.00
HOLDINGS & MISC. BUSINESSES     GERMANY             AXA KONZERN AG                   VINCI BV                                 39.73
HOLDINGS & MISC. BUSINESSES     GERMANY             AXA KONZERN AG                   AXA                                      25.49
HOLDINGS & MISC. BUSINESSES     GERMANY             AXA KONZERN AG                   KOLNISCHE VERWALTUNGS                    25.63
HOLDINGS & MISC. BUSINESSES     GERMANY             GRE CONTINENTAL EUROPE           AXA KONZERN AG                          100.00
                                                      HOLDING GMBH
HOLDINGS & MISC. BUSINESSES     GERMANY             KOLNISCHE VERWALTUNGS            VINCI BV                                 67.72
HOLDINGS & MISC. BUSINESSES     GERMANY             KOLNISCHE VERWALTUNGS            AXA                                       8.83
HOLDINGS & MISC. BUSINESSES     GERMANY             KOLNISCHE VERWALTUNGS            AXA KONZERN AG                           23.02
HOLDINGS & MISC. BUSINESSES     GREAT BRITAIN       GUARDIAN ROYAL EXCHANGE PLC      AXA UK PLC                              100.00
HOLDINGS & MISC. BUSINESSES     GREAT BRITAIN       AXA UK PLC                       AXA EQUITY & LAW PLC                     21.69
HOLDINGS & MISC. BUSINESSES     GREAT BRITAIN       AXA UK PLC                       AXA                                      78.31
HOLDINGS & MISC. BUSINESSES     GREAT BRITAIN       AXA EQUITY & LAW PLC             AXA                                      99.95
HOLDINGS & MISC. BUSINESSES     ITALY               AXA ITALIA S.P.A                 AXA                                      98.24
HOLDINGS & MISC. BUSINESSES     ITALY               AXA ITALIA S.P.A                 AXA ASSURANCES VIE                        1.76
HOLDINGS & MISC. BUSINESSES     JAPAN               AXA INSURANCE HOLDING JAPAN      AXA                                      96.42
HOLDINGS & MISC. BUSINESSES     LUXEMBOURG          AXA LUXEMBOURG SA                AXA HOLDINGS BELGIUM                    100.00
HOLDINGS & MISC. BUSINESSES     MOROCCO             AXA ONA                          AXA                                      51.00
HOLDINGS & MISC. BUSINESSES     SINGAPORE           AXA HOLDINGS PTE LTD             AXA                                     100.00
HOLDINGS & MISC. BUSINESSES     SPAIN               AXA AURORA                       AXA                                     100.00


                                  Page 1 de 2

------------------------------------------------------------------------------------------------------------------------------------
ACTIVITY                         COUNTRY            CONSOLIDATED COMPANY             SHAREHOLDERS                          OWNERSHIP
------------------------------------------------------------------------------------------------------------------------------------
HOLDINGS & MISC. BUSINESSES     THE NETHERLANDS     AXA NEDERLAND BV                 ROYALE BELGE INVESTISSEMENT              14.10
HOLDINGS & MISC. BUSINESSES     THE NETHERLANDS     AXA NEDERLAND BV                 AXA BELGIUM                              40.20
HOLDINGS & MISC. BUSINESSES     THE NETHERLANDS     AXA NEDERLAND BV                 AXA HOLDINGS BELGIUM                     45.70
HOLDINGS & MISC. BUSINESSES     THE NETHERLANDS     VINCI BV                         AXA                                     100.00
HOLDINGS & MISC. BUSINESSES     THE NETHERLANDS     AXA VERZEKERINGEN                GELDERLAND                              100.00
HOLDINGS & MISC. BUSINESSES     TURKEY              AXA OYAK HOLDING AS              AXA                                      50.00
HOLDINGS & MISC. BUSINESSES     UNITED STATES       AXA FINANCIAL INC.               SOCIETE BEAUJON                           0.44
HOLDINGS & MISC. BUSINESSES     UNITED STATES       AXA FINANCIAL INC.               AXA CORPORATE SOLUTIONS                   0.03
                                                                                       REINSURANCE CY
HOLDINGS & MISC. BUSINESSES     UNITED STATES       AXA FINANCIAL INC.               AXA BELGIUM                               0.47
HOLDINGS & MISC. BUSINESSES     UNITED STATES       AXA FINANCIAL INC.               AXA RE                                    2.95
HOLDINGS & MISC. BUSINESSES     UNITED STATES       AXA FINANCIAL INC.               AXA                                      96.10


                                  Page 2 de 2

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2003               03/29/04
        LAST UPDATED: 9/30/03

                                                                                               State of       State of
                                                                                 Type of      Incorp. or     Principal     Federal
                                                                                Subsidiary     Domicile      Operation    Tax ID #
                                                                                ----------     --------      ---------    --------
AXA Financial, Inc.  (Notes 1 & 2)   **                                                           DE             NY      13-3623351
     Frontier Trust Company, FSB  (Note 7)                                                        ND             ND      45-0373941
     AXA Financial Services, LLC   (Note 2)                                                       DE             NY      52-2197822
        AXA Distribution Holding Corporation  (Note 2)                                            DE             NY      13-4078005
           AXA Advisors, LLC     (Note 5)                                                         DE             NY      13-4071393
           AXA Network, LLC     (Note 6)                                        Operating         DE             NY      06-1555494
              AXA Network of Alabama, LLC                                       Operating         AL             AL      06-1562392
              AXA Network of Connecticut, Maine and New York, LLC               Operating         DE             NY      13-4085852
              AXA Network Insurance Agency of Massachusetts, LLC                Operating         MA             MA      04-3491734
              AXA Network of Nevada, Inc.                                       Operating         NV             NV      13-3389068
              AXA Network of Puerto Rico, Inc.                                  Operating        P.R.           P.R.     66-0577477
              AXA Network Insurance Agency of of Texas, Inc.                    Operating         TX             TX      75-2529724
           Paramount Planners, LLC                                              Operating         DE             NY      06-1602479
        The Equitable Life Assurance Society of the United States  (Note 2)  *  Insurance         NY             NY      13-5570651
           The Equitable of Colorado, Inc. *                                    Insurance         CO             CO      13-3198083
           Equitable Deal Flow Fund, L.P.                                       Investment        DE             NY      13-3385076
              Equitable Managed Assets, L.P.                                    Investment        DE             NY      13-3385080
           Real Estate Partnership Equities (various)                           Investment        **                          -
           Equitable Holdings, LLC  (Notes 3 & 4)                                  HCO            NY             NY      22-2766036
              See Attached Listing A
           ACMC, Inc.     (Note 4)                                                 HCO            DE             NY      13-2677213
           Wil-Gro, Inc                                                         Investment        PA             PA      23-2702404
           STCS, Inc.                                                           Investment        DE             NY      13-3761592
           Fox Run, Inc.                                                        Investment        MA             NY      23-2762596
           FTM Corp.                                                            Investment        MD             MD      13-3778225
           EVSA, Inc.                                                           Investment        DE             PA      23-2671508
           Equitable Rowes Wharf, Inc.                                          Investment        MA             MA      04-3272826
           Prime Property Funding II, Inc.                                      Operating         DE             NY      13-3961599
           Sarasota Prime Hotels, LLC                                           Investment        FL             GA      58-2330533
           ECLL, Inc.                                                           Investment        MI             GA      58-2377569

                                                                                              Parent's
                                                                               Number of      Percent of
                                                                                Shares        Ownership      Comments
                                                                                Owned        or Control     (e.g., Basis of Control)
                                                                                -----        ----------     ------------------------
AXA Financial, Inc.  (Notes 1 & 2)   **
     Frontier Trust Company, FSB  (Note 7)                                          1,000       100.00%
     AXA Financial Services, LLC   (Note 2)                                             -       100.00%
        AXA Distribution Holding Corporation  (Note 2)                              1,000       100.00%
           AXA Advisors, LLC     (Note 5)                                               -       100.00%
           AXA Network, LLC     (Note 6)                                                -       100.00%
              AXA Network of Alabama, LLC                                               -       100.00%
              AXA Network of Connecticut, Maine and New York, LLC                       -       100.00%
              AXA Network Insurance Agency of Massachusetts, LLC                        -       100.00%
              AXA Network of Nevada, Inc.                                                       100.00%
              AXA Network of Puerto Rico, Inc.                                                  100.00%
              AXA Network Insurance Agency of of Texas, Inc.                        1,050       100.00%
           Paramount Planners, LLC                                                      -       100.00%
        The Equitable Life Assurance Society of the United States  (Note 2)  *  2,000,000       100.00%       NAIC # 62944
           The Equitable of Colorado, Inc. *                                    1,000,000       100.00%       NAIC # 62880
           Equitable Deal Flow Fund, L.P.                                               -             -       G.P & L.P.
              Equitable Managed Assets, L.P.                                            -             -       G.P.
           Real Estate Partnership Equities (various)                                   -             -       **
           Equitable Holdings, LLC  (Notes 3 & 4)                                       -       100.00%
              See Attached Listing A
           ACMC, Inc.     (Note 4)                                              5,000,000       100.00%
           Wil-Gro, Inc                                                             1,000       100.00%
           STCS, Inc.                                                               1,000       100.00%
           Fox Run, Inc.                                                            1,000       100.00%
           FTM Corp.                                                                1,000       100.00%
           EVSA, Inc.                                                                  50       100.00%
           Equitable Rowes Wharf, Inc.                                              1,000       100.00%
           Prime Property Funding II, Inc.                                                      100.00%
           Sarasota Prime Hotels, LLC                                                   -       100.00%
           ECLL, Inc.                                                                           100.00%

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2003               03/29/04

*    Affiliated Insurer

** Information relating to Equitable's Real Estate Partnership Equities is disclosed in Schedule BA, Part 1 of Equitable Life's Annual Statement, which has been filed with the N.Y.S. Insurance Department.

***  All subsidiaries are corporations, except as otherwise noted.


1. The Equitable Companies Incorporated changed its name to AXA Financial, Inc. on Sept. 3, 1999.

2. Effective Sept. 20, 1999, AXA Financial, Inc. transferred ownership of Equitable Life to AXA Client Solutions, LLC, which was formed on July 19, 1999.

     Effective January 1, 2002, AXA Client Solutions, LLC transferred ownership of Equitable Life and AXA Distribution Holding Corp. to AXA Financial, Inc.

     Effective May 1, 2002, AXA Client Solutions, LLC changed its name to AXA Financial Services, LLC.

     Effective June 1, 2002, AXA Financial, Inc. transferred ownership of Equitable Life and AXA Distribution Holding Corp. to AXA Financial Services, LLC.

3. Equitable Holding Corp. was merged into Equitable Holdings, LLC on Dec. 19, 1997.

4. In October 1999, Alliance Capital Management Holding L.P. ("Alliance Holding") reorganized by transferring its business and assets to Alliance Capital Management L.P., a newly formed private partnership ("Alliance Capital").

     As of June 25, 2003, AXF and its subsidiaries owned 54.6% of the issued and outstanding units of limited partnership interest in Alliance Capital (the "Alliance Capital Units"), as follows:

          AXF held directly 32,699,154 Alliance Capital Units (13.05%), Equitable Life directly owned 5,219,396 Alliance Capital Units (2.08%),
          ACMC, Inc. owned 66,220,822 Alliance Capital Units (26.42%), and ECMC, LLC owned 32,720,227 Alliance Capital Units (13.05%).

     Alliance Capital Management Corporation also owns a 1% general partnership interest in Alliance Capital.

     In addition, ECMC, LLC and ACMC, Inc. each own 722,178 units (0.29% each), representing assignments of beneficial ownership of limited partnership interests in Alliance Holding (the "Alliance Holding Units"). Alliance Capital Management Corp. owns 100,000 units of general partnership interest (0.04%), in Alliance Holding. Alliance Holding Units are publicly traded on the New York Stock exchange.

5. EQ Financial Consultants (formerly, Equico Securities, Inc.) was merged into AXA Advisors, LLC on Sept. 20, 1999. AXA Advisors, LLC was transferred from Equitable Holdings, LLC to AXA Distribution Holding Corporation on Sept. 21, 1999.

6. Effective March 15, 2000, Equisource of New York, Inc. and 14 of its subsidiaries were merged into AXA Network, LLC, which was then sold to AXA Distribution Holding Corp. EquiSource of Alabama, Inc. became AXA Network of Alabama, LLC. EquiSource Insurance Agency of Massachusetts, Inc. became AXA Network Insurance Agency of Massachusetts, LLC. Equisource of Nevada, Inc., of Puerto Rico, Inc., and of Texas, Inc., changed their names from "EquiSource" to become "AXA Network", respectively. Effective February 1, 2002, Equitable Distributors Insurance Agency of Texas, Inc. changed its name to AXA Distributors Insurance Agency of Texas, Inc. Effective February 13, 2002 Equitable Distributors Insurance Agency of Massachusetts, LLC changed its name to AXA Distributors Insurance Agency of Massachusetts, LLC.

7. Effective June 6, 2000, Frontier Trust Company was sold by ELAS to AXF and merged into Frontier Trust Company, FSB.

8. Effective June 1, 2001, Equitable Structured Settlement Corp was transferred from ELAS to Equitable Holdings, LLC.

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2003               03/29/04

Dissolved: -    On November 3, 2000, Donaldson, Lufkin & Jenrette, Inc. was sold to Credit Suisse Group.
           -    100 Federal Street Funding Corporation was dissolved August 31,
                1998.
           -    100 Federal Street Realty Corporation was dissolved December 20,
                2001.
           -    CCMI Corp. was dissolved on October 7, 1999.
           -    ELAS Realty, Inc. was dissolved January 29, 2002.
           -    EML Associates, L.P. was dissolved March 27, 2001.
           -    EQ Services, Inc. was dissolved May 11, 2001.
           -    Equitable BJVS, Inc. was dissolved October 3, 1999.
           -    Equitable Capital Management Corp. became ECMC, LLC on November
                30, 1999.
           -    Equitable JV Holding Corp. was dissolved on June 1, 2002.F142
           -    Equitable JVS II, Inc. was dissolved December 4, 1996
           -    Equitable Underwriting & Sales Agency (Bahamas) Ltd. was
                dissolved on December 31, 2000.
           -    EREIM LP Associates (L.P.) was dissolved March 27, 2001.
           -    EREIM Managers Corporation was dissolved March 27, 2001.
           -    EVLICO East Ridge, Inc. was dissolved Jan. 13, 2001
           -    EVLICO, Inc. was dissolved in 1999.
           -    Franconom, Inc. was dissolved on December 4, 2000.
           -    GP/EQ Southwest, Inc. was dissolved October 21, 1997
           -    HVM Corp. was dissolved on Feb. 16, 1999.
           -    ML/EQ Real Estate Portfolio, L.P. was dissolved March 27, 2001.
           -    Prime Property Funding, Inc. was dissolved in Feb. 1999.
           -    Sarasota Prime Hotels, Inc. became Sarasota Prime Hotels, LLC.
           -    Six-Pac G.P., Inc. was dissolved July 12,1999

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2003               03/29/04
LISTING A - Equitable Holdings, LLC

                                                                                               State of       State of
                                                                                 Type of      Incorp. or     Principal     Federal
                                                                                Subsidiary     Domicile      Operation    Tax ID #
                                                                                ----------     --------      ---------    --------
AXA Financial, Inc.
     AXA Financial Services, LLC   (Note 2)
        The Equitable Life Assurance Society of the United States  *
           Equitable Holdings, LLC
              ELAS Securities Acquisition Corporation                           Operating          DE             NY      13-3049038
              Equitable Casualty Insurance Company *                            Operating          VT             VT      06-1166226
              ECMC, LLC   (See Note 4 on Page 2)                                Operating          DE             NY      13-3266813
                 Equitable Capital Private Income & Equity
                 Partnership II, L.P.                                           Investment         DE             NY      13-3544879
              Alliance Capital Management Corporation (See Note 4 on Page 2)    Operating          DE             NY      13-3633538
                 See Attached Listing B
              Equitable JVS, Inc.                                               Investment         DE             GA      58-1812697
                 Astor Times Square Corp.                                       Investment         NY             NY      13-3593699
                 Astor/Broadway Acquisition Corp.                               Investment         NY             NY      13-3593692
                 PC Landmark, Inc.                                              Investment         TX             TX      75-2338215
                 EJSVS, Inc.                                                    Investment         DE             NJ      58-2169594
              AXA Distributors, LLC                                             Operating          DE             NY      52-2233674
                 AXA Distributors Insurance Agency of Alabama, LLC              Operating          DE             AL      52-2255113
                 AXA Distriburors Insurance Agency, LLC                         Operating          DE         CT, ME,NY   06-1579051
                 AXA Distributors Insurance Agency of Massachusetts, LLC        Operating          MA             MA      04-3567096
                 AXA Distributors Insurance Agency of Texas, Inc.               Operating          TX             TX      74-3006330
              J.M.R. Realty Services, Inc.                                      Operating          DE             NY      13-3813232
              Equitable Structured Settlement Corp.  (See Note 8 on Page 2)     Operating          DE             NJ      22-3492811


                                                                                         Parent's
                                                                             Number of   Percent of
                                                                              Shares     Ownership   Comments
                                                                              Owned     or Control  (e.g., Basis of Control)
                                                                              -----     ----------  ------------------------
AXA Financial, Inc.
     AXA Financial Services, LLC   (Note 2)
        The Equitable Life Assurance Society of the United States  *
           Equitable Holdings, LLC
              ELAS Securities Acquisition Corporation                           500       100.00%
              Equitable Casualty Insurance Company *                          1,000       100.00%
              ECMC, LLC   (See Note 4 on Page 2)                                  -       100.00%
                 Equitable Capital Private Income & Equity                                          ECMC is G.P.
                 Partnership II, L.P.                                             -             -   ("Deal Flow Fund II")
              Alliance Capital Management Corporation (See Note 4 on Page 2)    100       100.00%
                 See Attached Listing B
              Equitable JVS, Inc.                                             1,000       100.00%
                 Astor Times Square Corp.                                       100       100.00%
                 Astor/Broadway Acquisition Corp.                               100       100.00%    G.P. of Astor Acquisition. L.P.
                 PC Landmark, Inc.                                            1,000       100.00%
                 EJSVS, Inc.                                                  1,000       100.00%
              AXA Distributors, LLC                                               -       100.00%
                 AXA Distributors Insurance Agency of Alabama, LLC                -       100.00%
                 AXA Distriburors Insurance Agency, LLC                           -       100.00%
                 AXA Distributors Insurance Agency of Massachusetts, LLC          -       100.00%
                 AXA Distributors Insurance Agency of Texas, Inc.             1,000       100.00%
              J.M.R. Realty Services, Inc.                                    1,000       100.00%
              Equitable Structured Settlement Corp.  (See Note 8 on Page 2)     100       100.00%




*    Affiliated Insurer

          Equitable Investment Corp merged into Equitable Holdings, LLC on November 30, 1999.

          Equitable Capital Management Corp. became ECMC, LLC on November 30, 1999.

          Effective March 15, 2000, Equisource of New York, Inc. and its subsidiaries were merged into AXA Network, LLC, which was then sold to AXA Distribution Holding Holding Corp.

          Efective January 1, 2002, Equitable Distributors, Inc. merged into AXA Distributors, LLC.

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2003               03/29/04
LISTING B - Alliance Capital Management Corp.

                                                                                               State of      State of
                                                                                 Type of      Incorp. or     Principal     Federal
                                                                                Subsidiary     Domicile      Operation    Tax ID #
                                                                                ----------     --------      ---------    --------
AXA Financial, Inc.
     AXA Financial Services, LLC   (Note 2)
        The Equitable Life Assurance Society of the United States
           Equitable Holdings, LLC
              Alliance Capital Management Corporation
                 Alliance Capital Management Holding L.P. (See Note 4 on Page 2) Operating        DE           NY
                 Alliance Capital Management L.P.  (See Note 4 on Page 2)        Operating        DE           NY        13-3434400
                    Albion Alliance LLC                                          Operating        DE           NY        13-3903734
                    Cursitor Alliance LLC                                            HCO          DE           MA        22-3424339
                    Alliance Capital Management LLC                                  HCO          DE           NY
                       Sanford C. Bernstein & Co., LLC                           Operating        DE           NY
                    Alliance Capital Management Corp. of Delaware                    HCO          DE           NY        13-2778645
                       ACAM Trust Company Private Ltd.                           Operating      India        India            -
                       ACM Global Investor Services S.A.                         Operating       Lux.         Lux.            -
                          ACM New-Alliance (Luxembourg) S.A.                     Operating       Lux.         Lux.            -
                          ACM Fund Services (Espana) S.L.                        Operating      Spain        Spain            -
                       ACM International (France) SAS                            Operating      France       France           -
                       ACM Software Services Ltd.                                Operating        DE           NY        13-3910857
                       Alliance Barra Research Institute, Inc.                   Operating        DE           NY        13-3548918
                       Alliance Capital Asset Management (Japan) Ltd             Operating      Japan        Japan            -
                       Alliance Capital Australia Limited                        Operating      Aust.        Aust.            -
                          Far Eastern Alliance Asset Management                  Operating      Taiwan       Taiwan           -
                       Alliance Capital Global Derivatives Corp.                 Operating        DE           NY        13-3626546
                       Alliance Capital Latin America Ltd.                       Operating      Brazil       Brazil           -
                       Alliance Capital Limited                                  Operating       U.K.         U.K.            -
                          Alliance Capital Services Ltd.                         Operating       U.K.         U.K.            -
                             Dimensional Trust Management Ltd.                   Operating       U.K.         U.K.            -
                       Alliance Capital (Luxembourg) S.A.                        Operating       Lux.         Lux.            -
                       Alliance Capital Management (Asia) Ltd.                   Operating        DE       Singapore     13-3752293
                       Alliance Capital Management Australia Limited             Operating      Aust.        Aust.            -
                       Alliance Capital Management Canada, Inc.                  Operating        DE         Canada      13-3630460
                       Alliance Capital Management New Zealand Limited           Operating       N.Z.         N.Z.            -
                                                                                              Parent's
                                                                               Number of      Percent of
                                                                                Shares        Ownership    Comments
                                                                                Owned        or Control   (e.g., Basis of Control)
                                                                                -----        ----------   ------------------------
AXA Financial, Inc.
     AXA Financial Services, LLC   (Note 2)
        The Equitable Life Assurance Society of the United States
           Equitable Holdings, LLC
              Alliance Capital Management Corporation                                                     owns 1% GP interest in
                                                                                                          Alliance Capital
                                                                                                          Management L.P. and
                                                                                                          100,000 GP units in
                                                                                                          Alliance Capital
                                                                                                          Management Holding L.P.
                 Alliance Capital Management Holding L.P. (See Note 4 on Page 2)                     -
                 Alliance Capital Management L.P.  (See Note 4 on Page 2)
                    Albion Alliance LLC                                                         37.60%    Equitable Life = 4.7%;
                                                                                                          3rd parties = 57.7%
                    Cursitor Alliance LLC                                                      100.00%
                    Alliance Capital Management LLC                                            100.00%
                       Sanford C. Bernstein & Co., LLC                                         100.00%
                    Alliance Capital Management Corp. of Delaware                    10        100.00%
                       ACAM Trust Company Private Ltd.                                         100.00%
                       ACM Global Investor Services S.A.                                        99.00%    Alliance Capital
                                                                                                          Oceanic Corp. owns 1%

                          ACM New-Alliance (Luxembourg) S.A.                                     1.00%    New Alliance Asset
                                                                                                          Mngmnt (Asia) Ltd owns 99%
                          ACM Fund Services (Espana) S.L.                                      100.00%
                       ACM International (France) SAS                                          100.00%
                       ACM Software Services Ltd.                                              100.00%
                       Alliance Barra Research Institute, Inc.                    1,000        100.00%
                       Alliance Capital Asset Management (Japan) Ltd                           100.00%
                       Alliance Capital Australia Limited                                      100.00%
                          Far Eastern Alliance Asset Management                                 20.00%    3rd parties = 80%
                       Alliance Capital Global Derivatives Corp.                  1,000        100.00%
                       Alliance Capital Latin America Ltd.                                      99.00%    Alliance Capital Oceanic
                                                                                                          Corp. owns 1%
                       Alliance Capital Limited                                 250,000        100.00%
                          Alliance Capital Services Ltd.                          1,000        100.00%
                             Dimensional Trust Management Ltd.                   50,000        100.00%
                       Alliance Capital (Luxembourg) S.A.                         3,999         99.98%    Alliance Cap. Oceanic
                                                                                                          Corp. owns 0.025%
                       Alliance Capital Management (Asia) Ltd.                                 100.00%
                       Alliance Capital Management Australia Limited                            50.00%    3rd parties = 50%
                       Alliance Capital Management Canada, Inc.                  18,750        100.00%
                       Alliance Capital Management New Zealand Limited                          50.00%    3rd parties = 50%

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2003               03/29/04
LISTING B - Alliance Capital Management Corp.



                                                                                                  State of      State of
                                                                                   Type of      Incorp. or     Principal     Federal
                                                                                  Subsidiary     Domicile      Operation    Tax ID #
                                                                                  ----------     --------      ---------    --------
AXA Financial, Inc.
     AXA Financial Services, LLC   (Note 2)
        The Equitable Life Assurance Society of the United States
           Equitable Holdings, LLC
              Alliance Capital Management Corporation
                 Alliance Capital Management L.P.
                    Alliance Capital Management Corp. of Delaware (Cont'd)
                       Alliance Capital Management (Proprietary) Ltd.                Operating    So Africa   So Africa        -
                          Alliance-Odyssey Capital Mgmt. (Nambia)
                            (Proprietary) Ltd.                                       Operating      Nambia      Nambia         -
                       Alliance Capital Management (Singapore) Ltd.                  Operating    Singapore   Singapore        -
                       Alliance Capital (Mauritius) Private Ltd.                     Operating    Mauritius   Mauritius        -
                          Alliance Capital Asset Management (India) Private Ltd      Operating      India       India          -
                       Alliance Capital Oceanic Corp.                                Operating        DE          NY      13-3441277
                       Alliance Corporate Finance Group Inc.                         Operating        DE          NY      52-1671668
                       Alliance Eastern Europe, Inc.                                 Operating        DE          NY      13-3802178
                       AllianceBernstein Investment Research and Management, Inc.,
                          (Alliance Fund Distributors, Inc.)                         Operating        DE          NY      13-3191825
                       Alliance Global Investor Services, Inc.                       Operating        DE          NJ      13-3211780
                       Alliance SBS-AGRO Capital Management Co.                      Operating      Russia      Russia         -
                       Hanwha Investment Trust Mgmt. Co., Ltd                        Operating     So Korea    So Korea        -
                       New Alliance Asset Management (Asia) Ltd                      Operating       H.K.        H.K.          -
                          Alliance Capital Taiwan Limited                            Operating      Taiwan      Taiwan         -
                          ACM New-Alliance (Luxembourg) S.A.                         Operating       Lux.        Lux.          -
                       Meiji - Alliance Capital Corp.                                Operating        DE          NY      13-3613617
                       Sanford C. Bernstein Ltd.                                     Operating       U.K.        U.K.          -
                          Sanford C. Bernstein (CREST Nominees) Ltd.                 Operating       U.K.        U.K.          -
                       Sanford C. Bernstein Proprietary Ltd.                         Operating      Aust.       Aust.          -
                       Whittingdale Holdings Ltd.                                    Operating       U.K.        U.K.          -
                          ACM Investments Ltd.                                       Operating       U.K.        U.K.          -
                          Alliance Asset Allocation Ltd.                             Operating       U.K.        U.K.          -
                          Alliance Capital Whittingdale Ltd.                         Operating       U.K.        U.K.          -
                          Alliance Cecogest S.A.                                     Operating      France      France         -
                          Cursitor Alliance Services Ltd.                            Operating       U.K.        U.K.          -
                          Cursitor Holdings Ltd.                                     Operating       U.K.        U.K.          -
                          Whittingdale Nominees Ltd.                                 Operating       U.K.        U.K.          -

                                                                                                Parent's
                                                                                 Number of      Percent of
                                                                                  Shares        Ownership   Comments
                                                                                   Owned        or Control  (e.g., Basis of Control)
                                                                                   -----        ----------  ------------------------
AXA Financial, Inc.
     AXA Financial Services, LLC   (Note 2)
        The Equitable Life Assurance Society of the United States
           Equitable Holdings, LLC
              Alliance Capital Management Corporation
                 Alliance Capital Management L.P.
                    Alliance Capital Management Corp. of Delaware (Cont'd)
                       Alliance Capital Management (Proprietary) Ltd.                              80.00%     3rd parties = 20%
                          Alliance-Odyssey Capital Mgmt. (Nambia)
                            (Proprietary) Ltd.                                                    100.00%
                       Alliance Capital Management (Singapore) Ltd.                               100.00%
                       Alliance Capital (Mauritius) Private Ltd.                                  100.00%
                          Alliance Capital Asset Management (India) Private Ltd                    75.00%     3rd parties = 25%
                       Alliance Capital Oceanic Corp.                              1,000          100.00%     inactive
                       Alliance Corporate Finance Group Inc.                       1,000          100.00%
                       Alliance Eastern Europe, Inc.                                              100.00%
                       AllianceBernstein Investment Research and Management, Inc.,
                          (Alliance Fund Distributors, Inc.                          100                1
                       Alliance Global Investor Services, Inc.                       100          100.00%     formerly, Alliance
                                                                                                              Fund Services, Inc.
                       Alliance SBS-AGRO Capital Management Co.                                    49.00%     3rd parties = 51%
                       Hanwha Investment Trust Mgmt. Co., Ltd                                      20.00%     3rd parties = 80%
                       New Alliance Asset Management (Asia) Ltd                                    50.00%     3rd parties = 50%
                          Alliance Capital Taiwan Limited                                          99.00%     Others owns 1%
                          ACM New-Alliance (Luxembourg) S.A.                                       99.00%     ACM Global Investor
                                                                                                              Svcs owns 1%
                       Meiji - Alliance Capital Corp.                             50,000           50.00%     Meiji Mutual Life
                                                                                                              owns 50%
                       Sanford C. Bernstein Ltd.                                                  100.00%
                          Sanford C. Bernstein (CREST Nominees) Ltd.                              100.00%
                       Sanford C. Bernstein Proprietary Ltd.                                      100.00%
                       Whittingdale Holdings Ltd.                                                 100.00%
                          ACM Investments Ltd.                                                    100.00%
                          Alliance Asset Allocation Ltd.                                          100.00%
                          Alliance Capital Whittingdale Ltd.                                      100.00%
                          Alliance Cecogest S.A.                                                  100.00%
                          Cursitor Alliance Services Ltd.                                         100.00%
                          Cursitor Holdings Ltd.                                                  100.00%
                          Whittingdale Nominees Ltd.                                              100.00%


Item 27.  Number of Contractowners.

                  As of February 29, 2004 the number of participants in the American Dental Association Members Program offered by the Registrant was 24,910.


Item 28.  Indemnification



      (a) Indemnification of Directors and Officers

          The By-Laws of The Equitable Life Assurance Society of the United States ("Equitable Life") provide, in Article VII, as follows:

          7.4 Indemnification of Directors, Officers and Employees. (a) To the extent permitted by the law of the State of New York and subject to all applicable requirements thereof:

               (i) any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate, is or was a director, officer or employee of the Company shall be indemnified by the Company;

               (ii) any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate serves or served any other organization in any capacity at the request of the Company may be indemnified by the Company; and

               (iii) the related expenses of any such person in any of said categories may be advanced by the Company.

                     (b) To the extent permitted by the law of the State of New
                         York, the Company may provide for further indemnification or advancement of expenses by resolution of shareholders of the Company or the Board of Directors, by amendment of these By-Laws, or by agreement. (Business Corporation Law ss. 721-726; Insurance Law ss. 1216)

          The directors and officers of Equitable Life are insured under policies issued by Lloyd's of London, X.L. Insurance Company and ACE Insurance Company. The annual limit on such policies is $150 million, and the policies insure that officers and directors against certain liabilities arising out of their conduct in such capacities.

      (b) Indemnification of Principal Underwriter. Not applicable

          Presently, there is no Principal Underwriter of the contracts. Under Rule 34a-1 of the Securities Exchange Act of 1934, Equitable Life provides marketing and sales services for distribution of the contracts. No commissions are paid.

      (c) Undertaking

          Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will by governed by the final adjudication of such issue.



Item 29.  Principal Underwriters --

         (a) Not applicable. Presently, there is no Principal Underwriter of the contracts. See Item 28(b).

         (b) See Item 25 of this Part C, which is incorporated by reference.

         (c) Not applicable.

Item 30.   Location of Accounts and Records


           The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, are maintained by The Equitable Life Assurance Society of the United States at:
135 West 50th Street New York, New York 10020; 1290 Avenue of the Americas,
New York, New York 10104; and 200 Plaza Drive, Secaucus, New Jersey 07094.


Item 31.   Management Services

           Not applicable.


Item 32.   Undertakings

           The Registrant hereby undertakes:

           (a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

           (b) to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or
               (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

           (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

                               SIGNATURES




     As required by the Securities Act of 1933, the Registrant has caused this Registration Statement to be signed on its behalf, in the City and State of New York, on the 26th day of April, 2004.





                                    THE EQUITABLE LIFE ASSURANCE
                                    SOCIETY OF THE UNITED STATES
                                                (Registrant)

                                    By:  The Equitable Life Assurance
                                         Society of the United States


                                    By:  /s/ Dodie Kent
                                         -----------------------
                                         Dodie Kent
                                         Vice President and Counsel

                                  SIGNATURES


     As required by the Securities Act of 1933, the Depositor has caused this Registration Statement to be signed on its behalf in the City and State of New York, on this 26th day of April, 2004.




                                                THE EQUITABLE LIFE ASSURANCE
                                                SOCIETY OF THE UNITED STATES
                                                        (Depositor)


                                                By:  /s/ Dodie Kent
                                                     -----------------------
                                                     Dodie Kent
                                                     Vice President and Counsel


      As required by the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the date indicated:


PRINCIPAL EXECUTIVE OFFICERS:




*Christopher M. Condron                   Chairman of the Board, Chief
                                          Executive Officer and Director




PRINCIPAL FINANCIAL OFFICER:


*Stanley B. Tulin                         Vice Chairman of the Board and
                                          Chief Financial Officer



PRINCIPAL ACCOUNTING OFFICER:




*Alvin H. Fenichel                        Senior Vice President and
                                          Controller



*DIRECTORS:




Bruce W. Calvert           Donald J. Greene            George T. Lowy
Christopher M. Condron     John T. Hartley             Edward D. Miller
Henri de Castries          John H.F. Haskell, Jr.      Didier Pineau-Valencienne
Claus-Michael Dill         Mary R. (Nina) Henderson    George J. Sella, Jr.
Joseph L. Dionne           Peter J. Tobin              Stanley B. Tulin
Denis Duverne              W. Edwin Jarmain
Jean-Rene Fourtou
Norman C. Francis


/s/ Dodie Kent
   ------------------
   Dodie Kent
   Attorney-in-Fact
   April 26, 2004

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, State Street Bank and Trust Company, in its capacity as Trustee of the undersigned collective investment trusts, has, as to the disclosures as to such collective investment trusts, duly caused this Amendment to the Registration Statement to be signed by the undersigned, thereto duly authorized, in the City of Boston and Commonwealth of Massachusetts, on this 26th day of April, 2004.


                                     LIFECYCLE FUND GROUP TRUST - CONSERVATIVE
                                     LIFECYCLE FUND GROUP TRUST - MODERATE
                                     S&P 500 FLAGSHIP FUND
                                     RUSSELL 2000 INDEX SECURITIES LENDING FUND
                                     DAILY EAFE FUND
                                     GOVERNMENT CORPORATE BOND FUND
                                     SHORT TERM INVESTMENT FUND


                                     STATE STREET BANK AND TRUST COMPANY


                                     By: /s/ John R. Towers
                                        ------------------------------------
                                        John R. Towers
                                        Executive Vice President


                                     By: /s/ Timothy B. Harbert
                                        ------------------------------------
                                        Timothy B. Harbert
                                        Executive Vice President

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed on behalf of the following persons in the capacities and on this 26th of April, 2004.


PRINCIPAL EXECUTIVE OFFICER:
     David A. Spina


PRINCIPAL FINANCIAL OFFICER:
     Edward J. Resch


PRINCIPAL ACCOUNTING OFFICER:
     Stefan Gavell


Directors:
     David A. Spina*
     Tenley E. Albright, M.D.*
     Kennett F. Burnes
     Truman S. Casner, Esq.*
     Nader F. Darehshori*
     Arthur L. Goldstein*
     David P. Gruber*
     Linda A. Hill*
     Charles R. LaMantia*
     Ronald E. Logue*
     Richard P. Sergel*
     Ronald L. Skates
     Gregory L. Summe*
     Diana Chapman Walsh
     Robert E. Weissman


By: /s/ John R. Towers
   ------------------------------
    John R. Towers
    Attorney-in-Fact


By: /s/ Timothy B. Harbert
   ------------------------------
    Timothy B. Harbert*
    Attorney-in-Fact


By: /s/ Edward J. Resch
   ------------------------------------
   Edward J. Resch
   Executive Vice President and
   Chief Financial Officer


By: /s/ Stefan M. Gavell
   ------------------------------------
   Stefan M. Gavell
   Executive Vice President and
   Treasurer

                             EXHIBIT INDEX



EXHIBIT NO.
----------

8(j)(j)(j)    Third Amended and Restated Declaration of Trust of the State
              Street Bank and Trust Company Investment Funds for Tax Exempt
              Retirement Plans
8(k)(k)       Amendment and Fund Declaration for the Lifecycle Fund Group
              Trust -- Conservative
8(m)(m)       Amendment and Fund Declaration for the Lifecycle Fund Group
              Trust -- Moderate
8(o)(o)(o)    Third Amendment and Fund Declaration for the Short Term Investment
              Fund
8(q)(q)(q)    Amendment and Fund Declaration for the Government Credit Bond Fund
9(g)          Opinion and Consent
10(d)         Consent of Independent Auditors
10(e)         Consent of PricewaterhouseCooper LLP (Boston) State Street